03045280

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Raydan Manufacturing Inc.

*CURRENT ADDRESS: 601 - 18th Avenue, ~~Nisku~~
Nisku, AB
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34756   FISCAL YEAR

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 12/16/03

82-34756

03 DEC 20 AM 7:21

RAYDAN MANUFACTURING INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2000

Watson
Aberant
Arnold
CHARTERED ACCOUNTANTS LLP

MANAGEMENT RESPONSIBILITY STATEMENT

The management of Raydan Manufacturing Inc. is responsible for preparing the financial statements, and the notes to the financial statements and other financial information contained in this annual report.

Management prepares the financial statements in accordance with generally accepted accounting principles. The financial statements are considered by management to present fairly the company's financial position and results of operations.

Management, in fulfilling its responsibilities, has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use, and that the records are reliable for preparing the consolidated financial statements.

The financial statements have been reported on by Watson Aberant Arnold, Chartered Accountants LLP., the shareholders' auditors. Their report outlines the scope of their examination and their opinion on the financial statements.

Chief Financial Officer

President

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: waa@compusmart.ab.ca

AUDITORS' REPORT

TO THE DIRECTORS OF
RAYDAN MANUFACTURING INC.

We have audited the balance sheet of *Raydan Manufacturing Inc.* as at April 30, 1999 and April 30, 2000 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted an audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and their disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the company as at April 30, 1999 and April 30, 2000, and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

The comparative figures for April 30, 1998 are unaudited (note 2(a)).

Watson, Aberant Arnold LLP

Edmonton, Alberta

August 9, 2000

Chartered Accountants

RAYDAN MANUFACTURING INC.
(Incorporated under the Business Corporations Act of Alberta)

BALANCE SHEET

AS AT APRIL 30, 2000

ASSETS

	2000	1999	1998 (unaudited)
CURRENT ASSETS			
Accounts receivable	$ 843,381	$ 310,719	$ 679,123
Inventory	324,810	267,165	346,972
Work in progress	1,700	12,700	13,400
Prepaid expenses and deposits	5,657	31,079	35,495
	1,175,548	621,663	1,074,990
PATENTS (note 4)	245,000	225,000	-
DEFERRED DEVELOPMENT COSTS (note 5)	212,402	256,244	300,080
CAPITAL ASSETS (note 6)	704,150	763,392	808,454
	$ 2,337,100	$ 1,866,299	$ 2,183,524

LIABILITIES

	2000	1999	1998 (unaudited)
CURRENT LIABILITIES			
Bank indebtedness (note 8)	$ 301,602	$ 308,852	$ 16,134
Accounts payable and accrued liabilities	521,488	347,185	312,565
Current portion of long term debt (note 9)	74,992	85,999	60,027
Conditional sales agreement (note 7)	-	8,534	16,240
	898,082	750,570	404,966
LONG TERM DEBT (note 9)	869,697	735,705	564,034
ADVANCES FROM RELATED COMPANY (note 10)	238,285	383,624	1,154,441
ADVANCES FROM SHAREHOLDERS (note 16)	99,408	99,408	-
FUTURE INCOME TAXES	9,331	17,487	17,487
	2,114,803	1,986,794	2,140,928

SHAREHOLDERS' EQUITY

	2000	1999	1998 (unaudited)
SHARE CAPITAL (note 12)	876,279	522,011	1,000
RETAINED EARNINGS (DEFICIT)	(653,982)	(642,506)	41,596
	222,297	(120,495)	42,596
	$ 2,337,100	$ 1,866,299	$ 2,183,524

Approved By The Board

Director: Ray English, President

Director: Dan English, Vice President

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

RAYDAN MANUFACTURING INC.

STATEMENT OF OPERATIONS

YEAR ENDED APRIL 30, 2000

	2000	1999	1998 (unaudited)
Revenue	$ 3,784,333	$ 2,606,757	$ 3,531,516
Direct Costs			
Parts	1,719,351	1,223,699	1,668,744
Labour	680,560	592,647	834,223
Supplies	96,647	147,496	101,098
Royalties	43,852	31,049	22,938
	2,540,410	1,994,891	2,627,003
Gross Margin	1,243,923	611,866	904,513
Expenses			
Wages and employee benefits	322,975	283,942	226,866
Professional fees	149,802	166,659	21,095
Marketing	140,079	159,965	75,127
Engineering	90,323	87,360	32,031
Amortization of capital assets	72,486	79,342	51,994
Interest on long term debt	66,665	70,303	42,150
Travel	60,075	23,284	9,847
Office	59,859	88,432	38,820
Automotive	46,280	37,219	47,736
Amortization of deferred development costs	43,842	43,836	33,342
Telephone and utilities	41,380	27,690	53,132
Insurance and licenses	38,235	5,476	9,202
Bank charges and interest	36,619	69,524	47,524
Rent	34,000	45,500	76,503
Amortization of patents	30,000	25,000	-
Property taxes	10,320	14,133	-
Advertising and promotion	9,080	5,286	17,538
Shop maintenance	4,676	3,854	9,647
Equipment lease	4,325	12,505	13,636
Bad debts	2,650	70,171	47,026
	1,263,671	1,319,481	853,216
Income (loss) from operations	(19,748)	(707,615)	51,297
Other income (expense)			
Gain (loss) on sale of capital assets	116	(6,609)	1,539
Rental income	-	30,122	-
	116	23,513	1,539
Income (loss) before income taxes	(19,632)	(684,102)	52,836
Income taxes - future	8,156	-	9,062
INCOME (LOSS) FOR THE YEAR	$ (11,476)	$ (684,102)	$ 43,774

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

RAYDAN MANUFACTURING INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED APRIL 30, 2000

	2000	1999	1998 (unaudited)
Retained earnings (deficit) at beginning of year	$ (642,506)	$ 41,596	$ (2,178)
Income (loss) for the year	(11,476)	(684,102)	43,774
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	**$ (653,982)**	**$ (642,506)**	**$ 41,596**

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

RAYDAN MANUFACTURING INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2000

	2000	1999	1998 (unaudited)
Cash flow from (used for) operating activities:			
Cash receipts from customers	$ 3,251,671	$ 3,094,703	$ 3,371,354
Cash paid to suppliers and employees	(3,405,996)	(3,026,367)	(3,397,822)
Interest paid	(103,284)	(139,827)	(89,674)
Rental income	-	30,122	44,792
	(257,609)	(41,369)	(71,350)
Cash flow from (used for) investing activities			
Additional deferred development costs	-	-	(105,000)
Purchase of patents	(50,000)	(250,000)	-
Purchase of capital assets	(12,133)	(33,183)	(752,608)
Proceeds on sale of capital assets	3,612	-	8,688
	(58,521)	(283,183)	(848,920)
Cash flow from (used for) financing activities			
Repayment of conditional sales agreement	(8,534)	(7,706)	(11,563)
Repayment to (advances from) related company, net	(145,339)	(779,351)	532,960
Increase in long-term debt	122,985	198,472	409,561
Increase in shareholders' loan	-	99,408	-
Proceeds from share issuances, net of share issuance costs	354,268	521,011	-
	323,380	31,834	930,958
Increase (decrease) in cash	7,250	(292,718)	10,688
Bank indebtedness at beginning of year	308,852	16,134	26,822
BANK INDEBTEDNESS AT END OF YEAR	**$ 301,602**	**$ 308,852**	**$ 16,134**

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2000

1. NATURE OF OPERATIONS

The company has as its primary operations the manufacturing and marketing of air-based suspensions and king-pin systems for the transportation and related industries.

2. ACCOUNTING POLICIES

a) Basis of Presentation

The financial statements for the years ended April 30, 1999 and April 20, 2000 are covered by the accompanying auditors' report. The April 30, 1998 comparatives are unaudited and are presented for information purposes only.

b) Inventory

The company values its inventory at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Net realizable value is defined as selling price less costs to sell.

c) Work in progress

The company values its work in progress at the lower of cost and net realizable value. Cost is determined on a specific item basis. Net realizable value is defined as selling price less costs to sell.

d) Capital assets

The company provides for amortization of its capital assets using the declining balance and straight-line basis at the following rates:

Leasehold improvements	5 years
Buildings	5%
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%

These rates are intended to amortize the assets over their estimated useful lives.

2. **ACCOUNTING POLICIES** (continued)

e) Deferred development costs (note 5)

The costs to develop two manufactured products and establish markets for these products are capitalized. Amortization is charged to operations when commercially viable sales and production levels were attained. As such, amortization of these costs was not charged to operations until the fiscal year 1998. The product development costs are being amortized on a straight line basis over ten years. The market development costs are being amortized on a straight line basis over five years.

f) Patents

The patents are being amortized on a straight line basis over ten years.

g) Income taxes

The company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributable to differences between the carrying value and tax-bases of assets and liabilities..

h) Share Capital

The company follows the accounting policy of reducing the proceeds by the costs directly related to the issuance.

i) Translation of foreign currencies

Monetary assets and liabilities in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method of currency translation by which monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date.

2. ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions based on information available as of the date of the financial statements. Actual results could differ from those estimates.

3. ECONOMIC RELATIONSHIP

The company is economically related to Raydan Transport Ltd. based on borrowing from, and third party loans guaranteed by, Raydan Transport Ltd. Raydan Manufacturing Inc. and Raydan Transport Ltd. are related by virtue of the fact that certain shareholders of each company are related.

4. PATENTS

On March 24, 1999, the company acquired the patent for the Air Link Suspension System from its inventor. The company issued 833,333 common shares at $0.30 per share for a purchase price of $250,000.

Pursuant to an amended licensing agreement dated September 8, 1999, the company acquired ownership of the patent for an "adjustable King Pin assembly" (Easy Slider). The company issued 166,666 common shares at an attributed value of $0.30 per share for a purchase price of $50,000.

The attributed share value of $0.30 has been used to correspond to the value of the shares issued for cash as disclosed in note 12.

The purchase price of the agreements are management's best estimate of the value of the patents at the date of purchase. The value of the patents was established between arm's length parties at the time of the transactions. As such, the patents' carrying values have been recorded at their purchase prices. The patents have been recorded in the accounts as follows:

4. PATENTS (continued)

	2000	1999	1998 (unaudited)
Patent - Air Link	$ 250,000	$ 250,000	$ -
Patent - Easy Slider	50,000	-	-
	300,000	250,000	-
Less: accumulated amortization	55,000	25,000	-
	$ 245,000	$ 225,000	$ -

5. DEFERRED DEVELOPMENT COSTS (note 2e)

	2000	1999	1998 (unaudited)
Engineering and testing	$ 56,917	$ 56,917	$ 56,917
Marketing development	153,305	153,305	153,305
Rent and administration	35,122	35,122	35,122
Prototype materials and labour	30,413	30,413	30,413
Wages	57,665	57,665	57,665
	333,422	333,422	333,422
Less: accumulated amortization	121,020	77,178	33,342
	$ 212,402	$ 256,244	$ 300,080

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2000

6. CAPITAL ASSETS

	2000			1999	1998 (unaudited)
	Cost	Accumulated Amortization	Net	Net	Net
Land	$ 116,251	$ -	$ 116,251	$ 116,251	$ 116,251
Leasehold improvements	52,794	31,473	21,321	28,078	45,989
Buildings	503,107	58,134	444,973	468,393	493,045
Display units	41,054	23,396	17,658	22,984	23,861
Electrical signs	1,840	1,473	367	459	574
Shop equipment	92,504	42,173	50,331	55,537	68,503
Automotive	92,824	61,827	30,997	44,281	46,896
Office equipment	45,925	25,083	20,842	25,394	10,457
Display trailers	13,933	12,523	1,410	2,015	2,878
	$ 960,232	$ 256,082	$ 704,150	$ 763,392	$ 808,454

7. CONDITIONAL SALES AGREEMENT

	2000	1999	1998 (unaudited)
Ford Credit loan repayable at $751 per month including interest at 10.25% due April, 2000, secured by specific automotive equipment carrying value $13,754.	$ -	$ 8,534	$ 16,240

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

8. BANK INDEBTEDNESS

Bank indebtedness is secured by a general assignment of book debts, and a general security agreement providing a first fixed charge over all present and after acquired equipment. The revolving loan is limited to a maximum of $1,250,000 less the amount allocated to Raydan Transport Ltd. Interest is due monthly at prime plus 1.5%.

	2000	1999	1998 (unaudited)
Bank overdraft	$ 71,602	$ 48,852	$ 16,134
Revolving bank loan	230,000	260,000	-
	$ 301,602	$ 308,852	$ 16,134

9. LONG TERM DEBT

	2000	1999	1998 (unaudited)
Bank loan, bearing interest at 7.5%, payable $4,638 in blended monthly principal and interest, secured by a general security agreement covering all present and after acquired property, due December, 2000	$ 474,774	$ 493,928	$ -
Bank loan, bearing interest at prime plus 1.75%, payable $5,556 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, due December, 2001	111,104	177,776	-
Bank loan, bearing interest at prime plus 1%, payable $3,500 monthly principal plus interest, secured by a general security agreement covering all present and after acquired property, due April, 2003	-	-	181,400
	585,878	671,704	181,400

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

9. LONG TERM DEBT (continued)

	2000	1999	1998 (unaudited)
Carryforward	$ 585,878	$ 671,704	$ 181,400
Mortgage, bearing interest at 7.75%, payable $3,644 monthly principal and interest, secured by specific land and building (carrying value - $613,885), due October, 2017	-	-	442,661
Note payable, no fixed terms of repayment, payable interest only at the Bank of Canada prime plus 1.5%. The lender has an option agreement with the company to convert this note payable into common shares of the company at $0.30 per share within 18 months from the date of note issuance - April 24, 2000	150,000	150,000	-
Interest free government loan, principal repayments (calculated as 1.5% of gross revenue) are due quarterly from July 1, 2001 until June 30, 2011.	208,811	-	-
	944,689	821,704	624,061
Less: principal portion due within one year	74,992	85,999	60,027
	$ 869,697	$ 735,705	$ 564,034

Anticipated principal repayments over the next five years are as follows:

2001	$ 74,992
2002	103,092
2003	104,811
2004	45,527
2005	11,893
Subsequent	604,374
	$ 944,689

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

9. LONG TERM DEBT (continued)

The bank loans are secured by general assignment of book debts and a general security agreement providing a fixed charge on all present and after acquired property. These loans require Raydan Transport Ltd. and Raydan Manufacturing Inc. to adhere to certain financial ratios. The financial ratio covenants on a combined basis are as follows:

a) Debt to Tangible Net Worth to be no greater than 3.50:1 at April 30, 2000 and remain at or lower thereafter.

b) Current ratio to be maintained at a minimum .90:1.

As at April 30, 2000 the company and Raydan Transport Ltd. (on a combined basis) were in compliance with the bank covenants.

10. RELATED PARTY TRANSACTIONS

a) During the year, the company entered into transactions with the following related party: Raydan Transport Ltd. - controlled by the father of the major shareholders.

b) The particulars of these transactions are as follows:

	2000	1999	1998 (unaudited)
Raydan Transport Ltd., rental expense	$ 38,500	$ 42,000	$ 42,000
Raydan Transport Ltd., repairs and rigup costs	$ 36,568	$ 42,820	$ 644,859

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

c) The balance payable at year-end, without security, interest or specified terms of repayment are as follows:

	2000	1999	1998 (unaudited)
Raydan Transport Ltd.	$ 238,285	$ 383,624	$ 1,154,441

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

10. RELATED PARTY TRANSACTIONS (continued)

Raydan Transport Ltd. has indicated that it will not request payment within the next fiscal year. Consequently, this amount has been classified as a non-current liability in the accompanying financial statements

Raydan Manufacturing Inc. has the option, granted by contract from Raydan Transport Ltd., to repay up to 50% of this debt by way of issuance of common shares of Raydan Manufacturing Inc. at an issue price of $0.30 per share.

11. INCOME TAXES

As at April 30, 2000, the company had remaining non-capital losses carried forward on a tax-filing basis of $ 662,082 which can be used to reduce future taxable income as follows:

Deductible Until	$ Amount
2002	$ 44,657
2006	617,425
	$ 662,082

12. SHARE CAPITAL

Authorized prior to November 19, 1998:

- Unlimited number of Class A common voting shares
- Unlimited number of Class B common voting shares
- Unlimited number of Class C common non-voting shares
- Unlimited number of Class A preferred shares
- Unlimited number of Class B preferred shares

Watson Aberant Arnold

CHARTERED ACCOUNTANTS LLP

12. SHARE CAPITAL (continued)

Issued prior to November 19, 1998	Number	$ Amount
Class A common shares	1,208	$ 800
Class C common shares	434	200
	1,642	1,000

Authorized after November 18, 1998:
Unlimited number of common voting shares
Unlimited number of preferred shares

Issued:

	Number	$ Amount
Conversion of existing Class A and Class C common shares to common shares per resolution of Class A and Class C shareholders effective November 19, 1998 at a rate of 4,837.5 common share for each existing Class A common shares and 937.5 common shares for each existing Class C common share	(1,642)	(1,000)
	6,250,574	1,000
	6,250,574	1,000
Issuance of common shares at $0.80 per share per offering memorandum dated November 19, 1998 amended to $0.30 per share per amended offering memorandum dated June 30, 1999	1,076,521	322,960
Issuance of common shares at $0.30 per share per offering memorandum dated June 30, 1999	1,229,130	368,740
Issuance of common shares at $0.30 per share per licensing agreement dated March 24, 1999 (note 4)	833,333	250,000
	9,389,558	942,700

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

12. SHARE CAPITAL (continued)

	Number	$ Amount
Carry forward	9,389,558	$ 942,700
Issuance of common shares at $0.30 per share per licensing agreement dated September 8, 1999 (note 4)	166,666	50,000
Issuance of common shares at $0.30 per share per employment agreement dated April 15, 1999	72,917	21,875
Issuance of common shares at $0.30 per share dated December 21, 1999	30,000	9,000
Issuance of common shares at $0.30 per share dated January 6, 2000	6,333	1,900
	9,665,474	1,025,475
Less: share issue costs	-	149,196
	9,665,474	$ 876,279

During the prior year, in an offering memorandum dated November 19, 1998, the company offered to qualifying residents in the Provinces of Alberta and British Columbia a minimum of 1,562,000 and a maximum of 4,375,000 units of the Corporation (the "Units") at a price of $0.80 per Unit. Each Unit entitled the holder thereof to acquire one common share in the capital of the Corporation and one-half of one common share purchase warrant of the Corporation. Each whole Warrant entitled the holder to purchase one additional common share at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of the Offering.

In an Offering Memorandum dated June 30, 1999, the company offered a minimum of 1,083,333 and a maximum of 3,333,333 common shares at $0.30 per share. The Offering included the right of subscribers who held Units purchased pursuant to the November 19, 1998 Offering Memorandum to convert their subscription funds to shares at $0.30 per share.

Watson Aberant Arnold
CHARTERED ACCOUNTANTS LLP

12. SHARE CAPITAL (continued)

	Issued Under November 19, 1999 Offering Memorandum	Rescinded by Shareholder	Units Converted June 30, 1999 Offering Memorandum	Results of Conversion Under June 30, 1999 Offering Memorandum
Shares issued	408,700	(5,000)	403,700	1,076,521
Purchase value	$0.80	$0.80	$0.80	$0.30
Total value	$ 326,960	$ (4,000)	$ 322,960	$ 322,960

An option to acquire 82,840 common shares at $0.30 per share was extended to Wolverton Securities Ltd. As at the end of the year, this option has not been exercised.

Pursuant to employment agreement dated April 15, 1999, the company has agreed to issue 145,834 shares to an employee as follows:

	Number
November 1, 2000	72,917
November 1, 2001	72,917
	145,834

The company has granted two options to acquire shares (a total of 1,164,855 shares at April 30, 2000 at $0.30 per share) related to the settlement of existing debts (see notes 9 & 10).

13. CONTINGENT LIABILITY

Pursuant to a cross guarantee arrangement, the company has provided guarantees to the Canadian Western Bank for bank loans of Raydan Transport Ltd. Correspondingly, Raydan Transport Ltd. has provided guarantees of the bank indebtedness of Raydan Manufacturing Inc. The balance of Raydan Transport Ltd.'s bank loans at April 30, 2000 totalled $1,699,711.

14. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable which will result in future cash receipts, as well as bank advances, accounts payable and accruals, and long-term advances and long-term debt which will result in future cash outlays.

The company manages its exposure to interest rate risk through a combination of fixed and floating rate borrowings. The fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

a) Currency Risk

Currency risk is the risk to the company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The company does not use derivative instruments to reduce its exposure to foreign currency risk. Foreign currency is converted to Canadian dollars on a monthly basis.

b) Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from customers. However, the company has a significant number of customers which minimizes concentration of credit risk.

c) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

15. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 2000 to represent something other than a date.

15. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE (continued)

Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

16. ADVANCES FROM SHAREHOLDERS

Advances from shareholders are classified as long-term as they are not expected to be materially reduced during the next fiscal year. They are non-interest bearing and have no specified terms of repayment.

17. SUBSEQUENT EVENT

Subsequent to year end, the company has filed a preliminary prospectus dated June 29, 2000 for an initial public offering to residents in the Provinces of Alberta and British Columbia of a minimum of 1,000,000 units (the "Units") and a maximum of 3,000,000 units at a price of $0.50 per Unit. Each Unit consists of one common share in the capital of the corporation and 1/2 of one common share purchase warrant of the corporation.

Each purchase warrant will entitle the holder to subscribe for one common share at an exercise price of $0.75 until the expiration of one year from the date of the closing of the Initial Public Offering.

18. LEGAL MATTERS

Raydan Manufacturing Inc. is a defendant in a federal court action. This action alleges patent infringement relating to the front-end tandemization process. The plaintiff is seeking an injunction against the company to cease an alleged patent infringement. The amount of the damages sought is not known at this time. Management believes that the statement of claim has no basis and the company has filed a statement of defence in this regard. Accordingly, no provision has been recorded in these financial statements.

RAYDAN MANUFACTURING INC.

NOTICE OF 2002 ANNUAL MEETING

03 AUG 20 AM 7:21

TO: THE SHAREHOLDERS OF RAYDAN MANUFACTURING INC.

TAKE NOTICE that an Annual Meeting of Shareholders (the "Meeting") of RAYDAN MANUFACTURING INC. (the "Corporation") will be held at the office of the Corporation at 601 – 18th Avenue, Nisku, Alberta, T9E 7T7, on Wednesday, the 23rd day of October, 2002, at the hour of 2:00 p.m. (Nisku time), for the following purposes:

1. To receive the audited financial statements of the Corporation for the year ended April 30, 2002, together with the report of the auditors thereon.

2. To consider, and if thought advisable, to pass a resolution appointing Directors for the ensuing year.

3. To consider, and if thought advisable, to pass a resolution appointing Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors for the ensuing year and to authorize the Directors to fix the remuneration of the auditors.

4. To transact such other business as may properly come before the meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail or fax it to or deposit it at the office of the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 600, 333 - 7 Avenue SW, Calgary, Alberta, T2P 2Z1, Facsimile No.: (403)264-2100. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the Registrar and Transfer Agent not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

Shareholders are cautioned that the use of mails to transmit proxies is at each Shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on September 13, 2002 (the "Record Date"). Only Shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the List of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten (10) days before the Meeting that the transferee's name be included in the List of Shareholders entitled to vote at the meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

NON-REGISTERED SHAREHOLDERS WHO HAVE RECEIVED THE NOTICE, INFORMATION CIRCULAR AND INSTRUCTION FORM FROM A DEPOSITORY OR A DEPOSITORY SERVICE COMPANY SHOULD SIGN AND RETURN THE INSTRUCTION FORM TO THE DEPOSITORY AND NOT TO THE CORPORATION.

DATED at Nisku, Alberta, this 17th day of September, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)"Raymond W. English"
Raymond W. English
Chief Executive Officer

RAYDAN MANUFACTURING INC.

Information Circular

ANNUAL MEETING OF SHAREHOLDERS

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of RAYDAN MANUFACTURING INC. (the "Corporation") for use at the Annual Meeting of Shareholders of the Corporation ("Meeting") to be held at the office of the Corporation at 601 – 18th Avenue, Nisku, Alberta, T9E 7T7, on Wednesday, the 23rd day of October, 2002, at the hour of 2:00 p.m. (Nisku time), and at any adjournments thereof, for the purpose set out in the enclosed Notice of Annual Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by Directors and officers of the Corporation who will not be remunerated therefor. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is a Director of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. Such right may be exercised by inserting in the blank space provided on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper Instrument of Proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the Shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. The Instrument of Proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the Instrument of Proxy.

An Instrument of Proxy will not be valid unless the completed Instrument of Proxy is mailed or faxed to or otherwise deposited at the office of the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 600, 333 - 7 Avenue SW, Calgary, Alberta, T2P 2Z1, Facsimile No.: (403)264-2100, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by an instrument in writing mailed or faxed to or otherwise deposited at the office of the Corporation's Registrar and Transfer Agent at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

Voting by Non-Registered Shareholders

Only registered Shareholders or the persons they appoint as their proxy are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a non-registered Shareholder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Services Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of this Information Circular and the accompanying Notice of Meeting, together with the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given an Instrument of Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the Instrument of Proxy, this Instrument of Proxy is not required to be signed by the non-registered holder when submitting the Instrument of Proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the Instrument of Proxy and deliver it as specified under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removal label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the Instrument of Proxy or Voting Instruction Form is to be delivered.**

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered Shareholders that produce proof of their identity.

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions given on the proxies. In the absence of any such instructions, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Record Date

The Corporation has fixed September 13, 2002 as the Record Date for the Meeting. A holder of common shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting. Non-registered Shareholders are not entitled to vote directly but are permitted to instruct their intermediaries how to vote the shares beneficially owned by them.

Voting Shares and Principal Holders Thereof

The holders of the common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one (1) vote for each common share held, the common shares being the only class of shares entitled to vote at the Meeting. Of the Corporation's unlimited number of authorized common shares, 12,575,721 are issued and outstanding as fully paid and non-assessable. The Corporation is also authorized to issue an unlimited number of preferred shares, issuable in series, none of which have been issued.

To the knowledge of the Directors and senior officers of the Corporation, the Shareholder beneficially owning, directly or indirectly, common shares carrying more than 10% of the voting rights of the outstanding common shares of the Corporation is:

NAME	TYPE OF OWNERSHIP	NUMBER OF SHARES	PERCENTAGE OF 100
Raymond W. English	of record and beneficial	2,935,850	23.35%
Danny E. English	of record and beneficial	2,921,850	23.23%
CDS & Co. ("CDS")	of record	5,594,364	44.49%

As of the date hereof, the Corporation knows of no individual or company holding 10% or more of the shares of the Corporation through CDS.

The Directors and senior officers as a group owned beneficially, directly and indirectly, 5,914,366 common shares of the Corporation representing 47.03% of the currently issued and outstanding common shares of the Corporation.

Indebtedness of Directors and Officers

Since the beginning of the Corporation's last completed financial year, none of the Directors or officers of the Corporation have, directly or indirectly, been indebted to the Corporation

Directors of the Corporation

The following information relating to the Directors is based partly on the Corporation's records and partly on information received by the Corporation from the Directors and sets forth the name and municipality of residence of each of the Directors, his principal occupation at present and positions during the last five years, all other positions and offices in the Corporation held by him, the year in which he was first elected a Director of the Corporation, and the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly.

NAME & MUNICIPALITY OF RESIDENCE	POSITION CURRENTLY HELD	DATE OF APPOINTMENT	SHARES BENEFICIALLY HELD	PRINCIPAL OCCUPATION & POSITIONS DURING THE LAST FIVE YEARS
Raymond E. English Leduc, AB	President, Chief Executive Officer & Director	1992/03/27	2,935,850	Since 1992, President of the Corporation. Prior thereto, he held various positions with Raydan Transport Ltd.
Danny E. English Sherwood Park, AB	Secretary-Treasurer & Director	1992/03/28	2,921,850	Since 1992, Service Manager for the Corporation and prior thereto, from 1983 to 1992, Shop Foreman for Raydan Transport Ltd.
John I. Babic B.Com., B.A. (Spec) Edmonton, AB	Director	2001/02/05	15,000	Since December of 1995, Chief Executive Officer, Director and Chairman of the Board, Hyduke Resources Ltd. Since 1997, Chief Executive Officer of CanWest Crane & Equipment Ltd. and MCO Industries Inc., divisions of Hyduke Resources Ltd.
Leonard D. Jaroszuk St. Albert, AB	Director	1999/11/24	Nil	Since November of 1993, President, Secretary-Treasurer and Director, Westone Ventures Inc. Director of Katlen Equities Inc., Bancshares Capital Corp. and Telesis Bancshares Inc., all private Alberta corporations.
H. Ralph Henderson B.Com., F.C.A. Edmonton, AB	Director	2000/06/28	15,000	Since 1991, President and Chief Executive Officer, H. Ralph Henderson & Associates Inc., a company engaged in the provision of business revitalization services.
Robert M. Sparrow Edmonton, AB	Director	2000/01/25	26,666	Since 1986, President and owner of Nisku Truck Stop Ltd.

The Corporation does not have an executive committee of its Board of Directors. Pursuant to Section 171 of the Alberta *Business Corporations Act* (the "ABCA"), the Corporation is required to have an audit committee. Messrs. Henderson, Babic and Sparrow are members of the audit committee.

Statement of Executive Compensation

The remuneration paid or payable in respect of the period ended April 30, 2002 by the Corporation to Directors and executive officers of the Corporation, while serving as such was as follows:

	AGGREGATE SALARY	CONSULTING FEES	PENSION & RETIREMENT BENEFITS
Raymond W. English	$88,800	Nil	Nil
Danny E. English	$88,800	Nil	Nil

(1) Each of Messrs. Raymond and Danny English have options to acquire 200,000 shares at an exercise price of $0.50 per share expiring June 18, 2006.

The Corporation does not have any plan or arrangement in respect of compensation, which may be received by executive officers as compensation in the event of termination of their employment or a change in responsibilities, following a change in control. In the event of termination of an executive officer, the executive officer is compensated for loss of office and payment in lieu of notice on the basis of prevailing practices within the industry.

Long-Term Incentive Plans

The Corporation has no long-term incentive plans other than its stock option agreements. See "Stock Options".

Stock Options

Pursuant to Directors' and Management Stock Option Agreements dated June 8, 2001, the Corporation granted options to its Directors. No option is granted to any person except upon recommendation of the Board of Directors of the Corporation, and only directors, officers, employees and consultants of the Corporation and its affiliates may receive stock options. Stock options granted will not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option. The number of common shares reserved for issuance pursuant to stock options will not exceed 10% of the Corporation's outstanding common shares. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the Directors when the option is granted to the appropriate consultant. Estates of deceased participants can exercise their options for a period not exceeding one year following death.

The following table sets out the number of options outstanding as at the date hereof::

NAME	NUMBER OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE	EXPIRY DATE[(1)]
Raymond W. English	200,000	$0.50	June 18, 2006
Danny E. English	200,000	$0.50	June 18, 2006
John I. Babic	150,000	$0.50	June 18, 2006
Leonard D. Jaroszuk	125,000	$0.50	June 18, 2006
H. Ralph Henderson	150,000	$0.50	June 18, 2006
Robert M. Sparrow	100,000	$0.50	June 18, 2006

(1) The options expire earlier in the event of the cessation of the individual holding an office, employment or directorship.

Financial Statements

The audited financial statements of the Corporation for the year ended April 30, 2002, together with the auditors' report and the Annual Report of the Corporation's Chairman, are being sent concurrently with this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of management, the only matters to be brought before the Meeting are those set forth in the accompanying Notice relating to: the election of Directors, appointment of auditors and the granting of authority to the Directors to fix the auditors' remuneration. It is the intention of the management designees, if named as proxy, to vote for the approval of all of the foregoing.

1. ELECTION OF DIRECTORS

All Directors are to be elected annually and each shall hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected, unless a Director has vacated or been removed from his office earlier in accordance with the By-Laws of the Corporation. A Director need not be a Shareholder but must be a person qualified to serve under the provisions of the ABCA.

It is proposed that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow, all of whom are currently directors, will be nominated at the meeting.

At the Meeting the Shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow be elected as Directors of the Corporation."

It is the intention of the management designees, if named as proxy, to vote for the election of such nominees to the Board of Directors. Management does not contemplate that any such nominees will be unable to serve as Director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting on the election of Directors.

2. *APPOINTMENT OF AUDITORS*

The Board of Directors recommend the appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors. Watson Aberant LLP have been the Corporation's auditors since June 1999. Accordingly, Shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Watson Aberant LLP be appointed as auditors of the Corporation for the ensuing year and the Directors of the Corporation are authorized to fix their remuneration."

Unless such authority is withheld, management designees, if named as proxy, intend to vote the shares represented by any such proxy: (i) for the appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors for the Corporation for the next ensuing year or until such firm is sooner removed from office or resigns; and (ii) to authorize the Board of Directors to fix the remuneration in respect thereof.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND CERTIFICATION

The contents, mailing and delivery of this Information Circular have been approved by the Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 17, 2002

SIGNED:

RAYDAN MANUFACTURING INC.

(Signed)"Raymond W. English"	(Signed)"Danny E. English"
Raymond W. English Chief Executive Officer	Danny E. English Secretary-Treasurer

03 AUG 20 AM 7:21

RAYDAN MANUFACTURING INC.

Notice of Annual General Meeting of Shareholders

TO: THE SHAREHOLDERS OF RAYDAN MANUFACTURING INC.

TAKE NOTICE that an Annual General Meeting of Shareholders (the "Meeting") of RAYDAN MANUFACTURING INC. (the "Corporation") will be held at the Delta Edmonton South Hotel & Conference Centre, 404 Calgary Trail North, Edmonton, Alberta, T6H 5C2, on Wednesday, the 10th day of October, 2001, at the hour of 2:00 p.m. (Edmonton time), for the following purposes:

1. To receive the audited financial statements of the Corporation for the year ended April 30, 2001, together with the report of the auditors thereon.

2. To consider, and if thought advisable, to pass a resolution appointing directors for the ensuing year. The full text of such resolution is set out in the accompanying Information Circular.

3. To consider, and if thought advisable, to pass a resolution re-appointing Watson Aberant LLP, Edmonton, Alberta, as auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors. The full text of such resolution is set out in the accompanying Information Circular.

4. To transact such other business as may properly come before the meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it at the office of the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, at 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time fixed for the Meeting.

Shareholders are cautioned that the use of mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on September 5, 2001 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

NON-REGISTERED SHAREHOLDERS WHO HAVE RECEIVED THE NOTICE, INFORMATION CIRCULAR AND INSTRUCTION FORM FROM A DEPOSITORY OR A DEPOSITORY SERVICE COMPANY SHOULD SIGN AND RETURN THE INSTRUCTION FORM TO THE DEPOSITORY AND NOT TO THE CORPORATION.

DATED at Nisku, Alberta, this 5th day of September, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)"Raymond W. English"
Raymond W. English, Chief Executive Officer

RAYDAN MANUFACTURING INC.

601 - 16th Avenue
Nisku, Alberta
T9E 7T7

Information Circular

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTE: Shareholders who do not hold their shares in their own name as registered Shareholders should read "Advice to Beneficial Shareholders" herein for an explanation of their rights.

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Raydan Manufacturing Inc. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation ("Meeting") to be held at the Delta Edmonton South Hotel & Conference Centre, 404 Calgary Trail North, Edmonton, Alberta, T6H 5C2, on Wednesday, the 10th day of October, 2001, at the hour of 2:00 p.m. (Edmonton time), and at any adjournments thereof, for the purpose set out in the enclosed Notice of Annual General Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by directors and officers of the Corporation who will not be remunerated therefor. In accordance with National Policy 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is the President of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is mailed to or deposited at the office of the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by an instrument in writing received by the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

DATED at Nisku, Alberta, this 5th day of September, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)"Raymond W. English"
Raymond W. English, Chief Executive Officer

RAYDAN MANUFACTURING INC.

601 - 16th Avenue
Nisku, Alberta
T9E 7T7

Information Circular

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTE: Shareholders who do not hold their shares in their own name as registered Shareholders should read "Advice to Beneficial Shareholders" herein for an explanation of their rights.

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Raydan Manufacturing Inc. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation ("Meeting") to be held at the Delta Edmonton South Hotel & Conference Centre, 404 Calgary Trail North, Edmonton, Alberta, T6H 5C2, on Wednesday, the 10th day of October, 2001, at the hour of 2:00 p.m. (Edmonton time), and at any adjournments thereof, for the purpose set out in the enclosed Notice of Annual General Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by directors and officers of the Corporation who will not be remunerated therefor. In accordance with National Policy 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is the President of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is mailed to or deposited at the office of the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by an instrument in writing received by the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

Advice to Beneficial Shareholders

The information in this section is of significant importance to public Shareholders of the Corporation since over 90% of public Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearing house. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxyholder for such shares. In Canada, the vast majority of such shares are registered under the name of Canada West Depository Corporation (which acts as nominee for many CDNX brokerage firms) or CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients. The Corporation does not know whom the shares registered to Canada West Depository Corporation or CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting for the purposes of voting their shares directly. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the brokers/registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to IICC. IICC then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered Shareholders that produce proof of their identity.

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions given on the proxies. In the absence of any such instructions, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Record Date

The Corporation has fixed September 5, 2001 as the Record Date for the Meeting. A holder of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to

vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting. Non-registered Shareholders are not entitled to vote directly but are permitted to instruct their intermediaries how to vote the shares beneficially owned by them.

Voting Shares and Principal Holder Thereof

The holders of the Common Shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, the Common Shares being the only class of shares entitled to vote at the Meeting. Of the Corporation's unlimited number of authorized Common Shares, 12,180,425 are issued and outstanding as fully paid and non-assessable. The Corporation is also authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which have been issued.

To the knowledge of the directors and senior officers of the Corporation, the Shareholders beneficially owning, directly or indirectly, common shares carrying more than 10% of the voting rights of the outstanding Common Shares of the Corporation are:

NAME	TYPE OF OWNERSHIP	NUMBER OF SHARES	PERCENTAGE OF 100
Raymond W. English	of record and beneficial	2,921,850	23.99%
Danny E. English	of record and beneficial	2,921,850	23.99%
CDS & Co. ("CDS")	of record	2,400,034	19.70%

As of the date hereof, the Corporation knows of no individual or company holding 10% or more of the shares of the Corporation through CDS.

The directors and senior officers as a group owned beneficially, directly and indirectly, 5,950,512 Common Shares of the Corporation representing 48.85% of the currently issued and outstanding Common Shares of the Corporation.

Indebtedness of Directors and Officers

Since the beginning of the Corporation's last completed financial year, none of the directors or officers of the Corporation have been indebted to the Corporation

Directors of the Corporation

The following information relating to the directors is based partly on the Corporation's records and partly on information received by the Corporation from the directors and sets forth the name and municipality of residence of each of the directors, his position currently held in the Corporation, date of appointment as a director of the Corporation, the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly, and his principal occupation at present and positions held during the last five years.

NAME & MUNICIPALITY OF RESIDENCE	POSITION CURRENTLY HELD	DATE OF APPOINTMENT	SHARES BENEFICIALLY HELD	PRINCIPAL OCCUPATION & POSITIONS DURING THE LAST FIVE YEARS
Raymond W. English Leduc, AB	President, Chief Executive Officer & Director	1992/03/27	2,921,850	Since 1992, President and Secretary-Treasurer of the Corporation. Prior thereto, he held various positions with Raydan Transport Ltd.
Danny E. English Sherwood Park, AB	Secretary-Treasurer & Director	1992/03/28	2,921,850	Since 1992, Service Manager for the Corporation and prior thereto, from 1983 to 1992, Shop Foreman for Raydan Transport Ltd.
John I. Babic B.Com., B.A. (Spec) Edmonton, AB	Director	2001/02/05	4,000	Since December of 1995, Chief Executive Officer, Director and Chairman of the Board, Hyduke Resources Ltd. Since 1997, Chief Executive Officer of CanWest Crane & Equipment Ltd. and MCO Industries Inc., divisions of Hyduke Resources Ltd.
Leonard D. Jaroszuk St. Albert, AB	Director	1999/11/24	Nil	Since November of 1993, President, Secretary-Treasurer and Director, Westone Ventures Inc. Since February 1989, President, Secretary-Treasurer and Director, Richfield Explorations Inc.
H. Ralph Henderson B.Com., F.C.A. Edmonton, AB	Director	2000/06/28	10,000	Since 1991, engaged in the provision of providing business revitilization services to various clients through H. Ralph Henderson & Associates Inc.
Phillip R. Stuffco Edmonton, AB	Director	1998/11/19	62,812	Barrister and Solicitor engaged in private practice in Alberta. From September 1998 to December 1999, counsel to the Corporation and, prior thereto, a solicitor focusing his practice on corporate and commercial law.
Robert M. Sparrow Edmonton, AB	Director	2000/01/25	30,000	Since 1986, President and owner of Nisku Truck Stop Ltd.

The Corporation does not have an executive committee of its board of directors. Pursuant to Section 165 of the Alberta *Business Corporations Act* ("ABCA"), the Corporation is required to have an audit committee. Messrs. Henderson, Stuffco and Sparrow are members of the audit committee.

Statement of Executive Compensation

The remuneration paid or payable in respect of the period ended April 30, 2001 by the Corporation to directors and executive officers of the Corporation, while serving as such was as follows:

	AGGREGATE REMUNERATION[3]	PENSION BENEFITS	RETIREMENT BENEFITS
Directors (Total Number: 7)[1]	$Nil	Nil	Nil
Executive Officers (Total Number: 2)[2]	$177,600	Nil	Nil
Five Highest Paid Officers Other than Directors (Total Number: Nil)	$Nil	Nil	Nil

(1) Includes remuneration of all directors in that capacity only.

(2) Includes remuneration of executive officers who are also directors.

(3) The Corporation does not have any plan or arrangement in respect of compensation, which may be received by executive officers as compensation in the event of termination of their employment or a change in responsibilities, following a change in control. In the event of termination of an executive officer, the executive officer is compensated for loss of office and payment in lieu of notice on the basis of prevailing practices within the industry.

(4) During the period ended April 30, 2001, the executive officers received no other compensation from the Corporation.

Long-Term Incentive Plans

The Corporation has no long-term incentive plans other than its stock option agreements. See "Stock Options".

Stock Options

Pursuant to Directors' and Management Stock Option Agreements dated June 18, 2001, the Corporation granted options to its directors. No option is granted to any person except upon recommendation of the board of directors of the Corporation, and only directors, officers, employees and consultants of the Corporation and its affiliates may receive stock options. Stock options granted will not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option. The number of Common Shares reserved for issuance pursuant to stock options will not exceed 10% of the Corporation's outstanding Common Shares. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. Estates of deceased participants can exercise their options for a period not exceeding one year following death.

The following options are outstanding:

Name	Date of Grant	Exercise Price Per Common Share	Expiry Date	Number of Common Shares Under Option
Raymond W. English	June 18, 2001	$0.50	June 18, 2006	200,000
Danny E. English	June 18, 2001	$0.50	June 18, 2006	200,000
Leonard D. Jaroszuk	June 18, 2001	$0.50	June 18, 2006	150,000
John I. Babic	June 18, 2001	$0.50	June 18, 2006	150,000
H. Ralph Henderson	June 18, 2001	$0.50	June 18, 2006	150,000
Phillip R. Stuffco	June 18, 2001	$0.50	June 18, 2006	100,000
Robert M. Sparrow	June 18, 2001	$0.50	June 18, 2006	100,000

Pension Plans

The Corporation has no pension plans for its directors, officers or employees.

Compensation of Directors

Directors, in their capacity solely as directors, do not receive compensation from the Corporation. Certain directors of the Corporation have received stock options (See "Stock Options").

Appointment of Auditors

The Shareholders will be asked to vote for the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation.

Financial Statements

Attached to and forming part of this Information Circular are the audited financial statements of the Corporation for the year ended April 30, 2001, together with the auditors' report.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of management, the only matters to be brought before the Meeting are those set forth in the accompanying Notice relating to: the election of directors, the re-appointment of auditors and the granting of authority to the directors to fix the auditors' remuneration. It is the intention of the management designees, if named as proxy, to vote for the approval of all of the foregoing.

1. ELECTION OF DIRECTORS

All the directors are to be elected annually and each shall hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected, unless a director has vacated or been removed from his office earlier in accordance with the By-Laws of the Corporation. A director need not be a Shareholder but must be a person qualified to serve under the provisions of the ABCA.

It is proposed that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow, all of whom are currently directors, will be nominated at the meeting.

At the Meeting the shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow be re-elected as directors of the Corporation, to hold office until the next annual general meeting of the Corporation."

It is the intention of the management designees, if named as proxy, to vote for the election of such nominees to the board of directors. Management does not contemplate that any such nominees will be unable to serve as director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

2. *RE-APPOINTMENT OF AUDITORS*

The board of directors recommend the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors. Accordingly, shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Watson Aberant LLP be re-appointed as auditors of the Corporation for the ensuing year and the directors of the Corporation are authorized to fix their remuneration."

Unless such authority is withheld, management designees, if named as proxy, intend to vote the shares represented by any such proxy: (i) for the re-appointment of Watson Aberant LLP, Chartered Accountants, Calgary, Alberta, as auditors for the Corporation for the next ensuing year or until such firm is sooner removed from office or resigns; and (ii) to authorize the board of directors to fix the remuneration in respect thereof.

Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND CERTIFICATION

The contents, mailing and delivery of this Information Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 5, 2001

SIGNED:

RAYDAN MANUFACTURING INC.

(Signed)"Raymond W. English"
Raymond W. English
Chief Executive Officer & President

(Signed)"Danny E. English"
Danny E. English
Secretary-Treasurer

RAYDAN MANUFACTURING INC.

Notice of Annual General Meeting of Shareholders
To be held on October 16, 2000

TO: THE SHAREHOLDERS OF RAYDAN MANUFACTURING INC.

TAKE NOTICE that an Annual General Meeting of Shareholders (the "Meeting") of RAYDAN MANUFACTURING INC. (the "Corporation") will be held at the Coast Terrace Inn, 4440 Calgary Trail, Northbound, Edmonton, Alberta, on Monday, the 16th day of October, 2000 at the hour of 2:00 p.m. (Edmonton time), for the following purposes:

1. To receive the audited financial statements of the Corporation for the year ended April 30, 2000, together with the report of the auditors thereon, and the unaudited financial statements for the period ending July 31, 2000.
2. To consider, and if thought advisable, to pass a resolution appointing directors for the ensuing year. The full text of such resolution is set out in the accompanying Information Circular.
3. To consider, and if thought advisable, to pass a resolution re-appointing Watson Aberant Arnold as auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors. The full text of such resolution is set out in the accompanying Information Circular.
4. To transact such other business as may properly come before the meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it at the registered office of the Corporation, Wolff Leia Huckell, Suite 500, Scotia 1, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time fixed for the Meeting. Shareholders are cautioned that the use of mails to transmit proxies is at each shareholder's risk.

Pursuant to the *Business Corporations Act* (Alberta), the record date for the Meeting is the close of business on September 15, 2000 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Nisku, Alberta, this 22nd day of September, 2000.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)"Raymond W. English"
Raymond W. English
Chief Executive Officer

annual/raydannotice2000

RAYDAN MANUFACTURING INC.
601 - 18th Avenue
Nisku, AB T9E 7T7

Information Circular

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by Management of Raydan Manufacturing Inc. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation ("Meeting") to be held at the Coast Terrace Inn, 4440 Calgary Trail, Northbound, Edmonton, Alberta, on Monday, the 16th day of October, 2000, at the hour of 2:00 p.m. (Edmonton time), and at any adjournments thereof, for the purpose set out in the enclosed Notice of Annual General Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by directors and officers of the Corporation who will not be remunerated therefor.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is the President of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is deposited with the Corporation at the registered office of the Corporation, Wolff Leia Huckell, Suite 500, Scotia 1, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by an instrument in writing received by the Corporation at the registered office of the Corporation, Wolff Leia Huckell, Suite 500, Scotia 1, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8, at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered Shareholders that produce proof of their identity.

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions given on the proxies. In the absence of any such instructions, the Management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the Management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter.

Extension Order

Pursuant to the *Business Corporations Act* (Alberta), a corporation is required to hold a general meeting of its shareholders within 15 months from the date of the last general meeting of its shareholders which was held on October 30, 1998. The Corporation is in default of this requirement, since management of the Corporation did not consider it appropriate to call a meeting of its shareholders prior to the completion of the audited financial statements for the year ended April 30, 2000 to give shareholders a better picture of its performance. The Corporation has applied to the Court of Queen's Bench of Alberta for an Order waiving the requirement to hold a meeting within 15 months from the date of the last general meeting of its shareholders.

Record Date

The Corporation has fixed September 15, 2000 as the Record Date for the Meeting. A holder of common shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting. Non-registered Shareholders are not entitled to vote directly but are permitted to instruct their intermediaries how to vote the shares beneficially owned by them.

Voting Shares and Principal Holder Thereof

The holders of the common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of 1 vote for each common share held, the common shares being the only class of shares entitled to vote at the Meeting. Of the Corporation's unlimited number of authorized common shares, 9,665,474 are issued and outstanding as fully paid and non-assessable. The Corporation is also authorized to issue an unlimited number of preferred shares, issuable in series, none of which have been issued.

To the knowledge of the directors and senior officers of the Corporation, the Shareholders beneficially owning, directly or indirectly, common shares carrying more than 10% of the voting rights of the outstanding common shares of the Corporation are:

NAME	TYPE OF OWNERSHIP	NUMBER OF SHARES	PERCENTAGE OF 100
Raymond W. English	Beneficial and of record	2,921,850	30.23%
Danny E. English	Beneficial and of record	2,921,850	30.23%

The directors and senior officers as a group owned beneficially, directly and indirectly, 5,933,178 common shares of the Corporation representing 61.39% of the currently issued and outstanding common shares of the Corporation.

Directors of the Corporation

The following information relating to the directors and nominee director is based partly on the Corporation's records and partly on information received by the Corporation from the directors and sets forth the name and municipality of residence of each of the directors, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director of the Corporation, and the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly.

NAME & MUNICIPALITY OF RESIDENCE	POSITION CURRENTLY HELD	DATE OF APPOINTMENT	SHARES BENEFICIALLY HELD	PRINCIPAL OCCUPATION & POSITIONS DURING THE LAST FIVE YEARS
Raymond W. English Leduc, AB	President, Chief Executive Officer & Director	1992/03/27	2,921,850	Since 1992, President & Secretary-Treasurer of the Corporation. Prior thereto, he held various positions with Raydan Transport Ltd.
Leonard D. Jaroszuk St. Albert, AB	Director	1999/11/24	NIL	Since November 1993, President, Secretary-Treasurer and Director, Westone Ventures Inc. Since February 1989, President, Secretary-Treasurer and Director, Richfield Explorations Inc.
Danny E. English Sherwood Park, AB	Secretary-Treasurer & Director	1992/03/28	2,921,850	Since 1992, Service Manager for the Corporation and prior thereto, from 1983 to 1992, Shop Foreman for Raydan Transport Ltd.
Phillip R. Stuffco, BA, LLB Edmonton, AB	Director	1998/11/19	62,812	From September 1998, counsel to the Corporation and, prior thereto, a solicitor focusing his practice on corporate and commercial law.
Robert M. Sparrow Edmonton, AB	Director	2000/01/25	26,666	Since 1986, President and owner of Nisku Truck Stop Ltd.
H. Ralph Henderson, B.Com., F.C.A. Edmonton, AB	Director	2000/06/28	NIL	Since 1991, engaged in the provision of providing business revitilization services to various clients through H. Ralph Henderson & Associates Inc.

The Corporation does not have an executive committee of its board of directors. Pursuant to Section 165 of the *Business Corporations Act* (Alberta), the Corporation is required to have an audit committee. Messrs. Henderson, Stuffco and Sparrow are members of the audit committee.

Statement of Executive Compensation

The remuneration paid or payable in respect of the period ended April 30, 2000, by the Corporation to directors and its executive officers of the Corporation, while serving as such was as follows:

Remuneration of Executive Officers

ANNUAL COMPENSATION						LONG TERM COMPENSATION AWARDS
Name and Position	Fiscal Year Ended April 30	Salary $	Benefits $	Other Agreed Compensation $	Securities Under Options Granted $	All Other Compensation $
Raymond W. English President, Chief Executive Officer & Director	1998 1999 2000	0 32,400 80,000	0 1,772 1,200	0 0 0	0 0 0	0 0 0
Danny E. English Secretary-Treasurer & Director	1998 1999 2000	12,000 38,400 80,000	316 4,030 1,200	0 0 0	0 0 0	0 0 0
John R. Cook[(1)] Head of Engineering	1998 1999 2000	42,000 46,500 60,000	4,162 3,969 1,200	0 0 0	0 0 0	0 0 0

(1) In addition, Mr. Cook was issued 93,750 Common Shares on November 1, 1998, an additional 72,917 Common Shares on November 1, 1999 and the Corporation has agreed to issue a further 72,917 Common Shares on November 1, 2000 and a further 72,916 on November 1, 2001, conditional on his continued employment with the Corporation on each of those dates. The Corporation did not and will not receive any proceeds in consideration for the issuance of any of these shares. Mr. Cook has a written employment agreement dated February 8, 1994, as amended by further written agreement dated April 15, 1999. His duties and responsibilities are those that are required and directed by management of the Corporation from time to time, with particular emphasis on assisting, directing, prescribing, designing items and devices incidental to the suspension systems and other truck devices of the Corporation. His agreement also contains restrictive covenants concerning confidentiality. The employment of Mr. Cook may be terminated under various circumstances by management of the Corporation and by Mr. Cook by giving the Corporation 2 months' written notice.

The Corporation currently has no other written employment or management contracts.

Compensation of Directors

Since its incorporation, the Corporation has paid no compensation to its directors as such. All directors of the Corporation will be granted options pursuant to the Corporation's prospectus offering. See "Stock Options".

Other

The officers and directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties. The aggregate value of all other compensation not described in this information circular paid or payable by the Corporation to executive officers of the Corporation was nil.

Proposed Compensation

The Corporation proposes to pay total aggregate cash compensation, comprising consulting fees and management fees, for the 12 months ending April 30, 2001, as follows:

OFFICER	NATURE OF SERVICES PERFORMED	ESTIMATED PROJECTED CASH COMPENSATION
Raymond W. English	Management	$ 80,000
Danny E. English	Management	$ 80,000
John R. Cook	Engineering	$ 66,000
TOTAL		$226,000

Long-Term Incentive Plans

The Corporation has no long-term incentive plans, other than stock options.

Stock Options

The Corporation has reserved Common Shares for the issuance of stock options and the option price will be fixed by the directors subject to the price restrictions and other requirements imposed by the Canadian Venture Exchange Inc. or similar regulatory authority. No option will be granted to any person except upon recommendation of the directors of the Corporation, and only directors, officers, employees and consultants of the Corporation and its affiliates may receive stock options. Stock options granted will not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option. As at the date hereof, no stock options have been granted. However, the Corporation will enter into Directors' and Management Stock Option Agreements with its directors, officers, employees and consultants to purchase up to a total of 10% of the Common Shares outstanding after completion of the prospectus offering. These agreements will become effective upon the issuance of a final receipt for a prospectus, the preliminary version of which it has filed with the Alberta and British Columbia Securities Commission on June 30, 2000,. These options will expire five years from the date of the grant of options, which date will occur immediately upon the Corporation receiving a final receipt for its prospectus.

Indebtedness of Directors and Senior Officers

No directors or senior officers of the Corporation are or have been indebted to the Corporation.

Financial Statements

Attached to and forming part of this Information Circular are the audited financial statements of the Corporation for the year ended April 30, 2000, together with the auditors' report, and the unaudited financial statements for the period ending July 31, 2000.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of Management, the only matters to be brought before the Meeting are those set forth in the accompanying Notice relating to: the election of directors, the appointment of auditors and the granting of authority to the directors to fix the auditors' remuneration. It is the intention of the Management designees, if named as proxy, to vote for the approval of all of the foregoing.

1. ELECTION OF DIRECTORS

All directors are to be elected annually and each shall hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected, unless a director has vacated or been removed from his office earlier in accordance with the By-Laws of the Corporation. A director need not be a Shareholder but must be a person qualified to serve under the provisions of the Alberta *Business Corporations Act.*

It is proposed that Raymond W. English, Leonard D. Jaroszuk, Danny E. English, Phillip R. Stuffco, Robert M. Sparrow and H. Ralph Henderson, all of whom are currently directors, will be nominated at the meeting.

Raymond W. English, 46, the President, Chief Executive Officer and Director of the Corporation, brings over 25 years of operations experience to his executive role, having held managerial positions with heavy construction companies for resource-based projects across Western Canada, the NWT and the Arctic region. Prior to founding the Corporation in 1992, he worked at all levels within Raydan Transport Ltd. transporting oilfield equipment and tubulars. In his current role as President and CEO, he is responsible for general management, corporate and contract matters, and overall planning and implementation of the Corporation's corporate goals.

Leonard D. Jaroszuk, 42, a Director of the Corporation, has 11 years of experience with reporting issuers in Alberta and is the President of Westone Ventures Inc., the common shares of which are listed and posted on CDNX, since November 1993. He is also the President of Richfield Explorations Inc. ("Richfield") since February 1989, a reporting issuer under the laws of Alberta, engaged, until 1997, in the manufacture and marketing of environmentally safe cleaning products and in the ownership and operation of a hotel and liquor store business in Central Alberta. Richfield entered into an agreement to acquire a corporation engaged in exploration for gold. That acquisition was not completed and therefore Richfield's shares were delisted by The Alberta Stock Exchange.

Danny E. English, 37, Secretary-Treasurer and a Director of the Corporation, has over 20 years experience in heavy-duty mechanics, working first with Raydan Transport Ltd. (1979-1982) as a mechanic, and after his apprentice period, he returned and served as shop foreman over the period of 1983 to 1992. He has since been Service Manager with the Corporation with responsibilities for the parts and service center, preparing quotes for trucks and trailer repairs, as well as product prototyping and co-ordinating materials handling for the manufacturing facility. Mr. English is responsible for the development and refinement of related products.

Phillip R. Stuffco, 49, a Director of the Corporation, has been corporate counsel for the Corporation since September 1, 1998, assisting the President and CEO in all corporate, business, banking and related legal matters. He reviewed all licence agreements, patent upkeep, distribution and sales agreements, as well as participating as part of the negotiation team. Mr. Stuffco has over 20 years' experience as a legal practitioner focusing on corporate and commercial law in domestic and international arenas, including exposure to the legal needs of public companies. He was admitted to the degree of Bachelor of Laws by the University of Alberta in 1976, and to The Law Society of Alberta in 1977. Prior to joining the Corporation, he practised law in Alberta for 20 years and in the British West Indies from January to June 1998.

Robert M. Sparrow, 45, a Director of the Corporation, is President and owner of Nisku Truck Stop Ltd., a multi-tenant truck stop complex located in Nisku, Alberta. Mr. Sparrow was responsible for the start-up, term financing, leasing construction and management of this project which commenced in 1986 and now serves as its managing director. From 1983 to 1990, Mr. Sparrow served as Secretary & Director of Canadian Entech Research Corp., a corporation listed on the CDNX. From May 1993 to May 1995 he was also a director of Vision Incorporation ("Vision"), a corporation listed on The Alberta Stock Exchange. While he was a director, the

Alberta Securities Commission took the view that Vision had traded in securities without having filed a prospectus and without having exemptions available. The staff of the Alberta Securities Commission entered into a settlement agreement with Mr. Sparrow, which acknowledged that he was a relatively inactive director and did not recruit investors himself, and pursuant to which Mr. Sparrow paid $500 for the costs of the investigation and agreed to be cease traded for one month. Subsequently, the directors of Vision requested The Alberta Stock Exchange to delist its shares and The Exchange did so.

H. Ralph Henderson, B.Com., F.C.A., 63, has over 30 years of management and business experience. For the past 9 years, through his consulting corporation, R. Henderson & Associates Inc., which provides business revitilization services to various clients. Prior thereto, Mr. Henderson was a Senior Executive with KPMG, an international accounting firm. His responsibilities were both national and international and included management, operation, organization, marketing and human resources. He was admitted to the degree of Bachelor of Commerce by the University of Saskatchewan in 1958. He was admitted to the degree of Chartered Accountant by the Saskatchewan Institute of Chartered Accountants in 1961 and as a Fellow of the Chartered Accountants by the Alberta Institute of Chartered Accountants.

At the Meeting the shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Raymond W. English, Leonard D. Jaroszuk, Danny E. English, Phillip R. Stuffco, Robert M. Sparrow and H. Ralph Henderson be elected as directors of the Corporation, to hold office until the next annual general meeting of the Corporation."

It is the intention of the Management designees, if named as proxy, to vote for the election of such nominees to the board of directors. Management does not contemplate that any such nominees will be unable to serve as director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

2. RE-APPOINTMENT OF AUDITORS

The board of directors recommend the re-appointment of Watson Aberant Arnold, Chartered Accountants, Edmonton, Alberta, as auditors. Accordingly, shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Watson Aberant Arnold be re-appointed as auditors of the Corporation for the ensuing year and the directors of the Corporation are authorized to fix their remuneration."

Unless such authority is withheld, Management designees, if named as proxy, intend to vote the shares represented by any such proxy: (i) for the re-appointment of Watson Aberant Arnold, Chartered Accountants, Edmonton, Alberta, as auditors for the Corporation for the next ensuing year or until such firm is sooner removed from office or resigns; and (ii) to authorize the board of directors to fix the remuneration in respect thereof.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND CERTIFICATION

The contents, mailing and delivery of this Information Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 22, 2000.

SIGNED:

RAYDAN MANUFACTURING INC.

(Signed)"Raymond W. English"
Raymond W. English
Chief Executive Officer

(Signed)"Danny E. English"
Danny E. English
Secretary-Treasurer

CERTIFICATE

I, **RAYMOND W. ENGLISH**, Chief Executive Officer and President of **RAYDAN MANUFACTURING INC.** (the "Corporation"), DO HEREBY CERTIFY that the attached documents are true copies of the originals of:

(a) Certificate of Incorporation of the Corporation issued by the Registrar of Corporations on March 27, 1992;

(b) Articles of Incorporation of the Corporation dated March 26, 1992 and filed with the Registrar of Corporations on March 27, 1992;

(c) Certificate of Amendment of the Corporation issued by the Registrar of Corporations on October 16, 1998;

(d) Articles of Amendment of the Corporation dated October 9, 1998 and filed with the Registrar of Corporations on October 16, 1998;

(e) Certified Copy of Name Change Alberta Corporation - Registration Statement of the Corporation issued by the Registrar of Corporations on October 16, 1998;

(f) Certificate of Amendment and Registration of Restated Articles of the Corporation issued by the Registrar of Corporations on November 19, 1998;

(g) Name/Structure Change Alberta Corporation - Registration Statement of the Corporation issued by the Registrar of Corporations on November 19, 1998;

(h) By-Law No. 1 of the Corporation dated November 19, 1998;

(i) Listing Bulletin issued by CDNX Venture Exchange on June 29, 2001;

(j) Change of Address Proof of Filing issued by the Registrar of Corporations on September 2, 2002;

(k) Proof of Filing of 2003 Annual Return.

DATED this _____ day of May, 2003.

(Affix Corporate Seal)

RAYMOND W. ENGLISH

20523976

Corporate Access No.

Alberta

BUSINESS CORPORATIONS ACT

Form 2

CERTIFICATE OF INCORPORATION

- RAYDAN MANUFACTURING LTD. -

Name of Corporation

I HEREBY CERTIFY THAT THE ABOVE-MENTIONED CORPORATION, THE ARTICLES OF INCORPORATION OF WHICH ARE ATTACHED, WAS INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT OF THE PROVINCE OF ALBERTA.

Registrar of Corporations

Alberta CORPORATE REGISTRY CONSUMER AND CORPORATE AFFAIRS

lsc

March 27, 1992

Date of Incorporation

CCA-06-102
(REV. 11/91)

Business Corporations Act
(Section 6)

RECEIVED (m)
MAR 27 1992
Corporate Registry
Province of Alberta

FILED
MAR 27 1992
Registrar of Corporations
Province of Alberta

ALBERTA Consumer and Corporate Affairs

ARTICLES OF INCORPORATION

1. NAME OF CORPORATION

RAYDAN MANUFACTURING LTD.

2. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZD TO ISSUE:

See annexed Schedule I

3. RESTRICTIONS IF ANY ON SHARES TRANSFERS

No Shares of the Corporation shall be transferred with the sanction of all of the Directors of the Corporation expressed either by a Resolution unanimously passed at a Board of Directors Meeting, or by an instrument or instruments in writing signed by all of the Directors.

4. NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS

MINIMUM ONE (1) and MAXIMUM SEVEN (7)

5. IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN BUSINESS, SPECIFY THESE RESTRICTIONS:

NIL

6. OTHER PROVISIONS

See annexed Schedule II

DATE: 26 March 1992

INCORPORATORS NAMES:	ADDRESSES(INCLUDE POSTAL CODE)	SIGNATURE
LEONARD W. ZALAPSKI	P.O. BOX 3715 LEDUC, ALBERTA T9E 6M4	[signature]

92/03/27

SCHEDULE I TO PARAGRAPH TWO OF THE ARTICLES OF INCORPORATION OF RAYDAN MANUFACTURING LTD.

THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The Corporation is authorized to issue an unlimited number of Class "A" Common Shares; and unlimited number of Class "B" Common Shares; an unlimited number of Class "C" Common shares; and unlimited number of Class "A" Preference Shares and an unlimited number of Class "B" Preference Shares.

The right, privileges, restrictions and conditions attaching to these shares are:

i. The holders of the Class "A" Preference shares in each year (in the discretion of the directors), but always in preference and in priority to any payment of dividends on the common shares in each year, shall be entitled to a fixed non-cumulative preferential dividend at the rate per annum, or in accordance with such formula, as is fixed or determined by resolution of the Directors, at the time of issuance.

ii. All preference shares shall rank in priority to the common shares in the event of liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary and the holders of the preference shares shall be entitled to receive before any distribution of any part of the assets of the Corporation among the holders of the common shares the amount paid for such share, and any dividends declared thereon and unpaid and no more.

iii. Subject to the prior rights of the holders of the Class "A" preference shares to the dividends as referred to in subparagraph i hereof, the holders of the common shares shall be entitled in each year out of any or all profits or surplus available for dividends to such dividends as shall be declared thereon by the Directors, provided however that in the event the rate of dividends declared on one class of those common shares shall exceed the dividends declared on the other classes, or that a divided is declared on one or more classes of those common shares and not the other or others, said dividend before the same shall be effective must be approved by the unanimous consent of all of the holders of the common shares.

iv. Subject to the prior rights of all of the preference shares, the common shares shall entitle their respective holders to participate pari passu in any surplus or profits in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

v. Subject to the provisions of the Business Corporations Act (Alberta) the Class "A" preference shares or any part thereof shall be redeemable at any time and from time to time at the option of either a holder thereof or the Directors at an amount equal to the Redemption Value thereof together with any dividends declared thereon and unpaid. From and after the completion of such redemption, the holder shall cease to have any rights in the shares redeemed.

The Redemption Value of each Class "A" preference share shall be the amount of consideration received therefor as determined by the resolution of the Directors at the time of issuance and adjusted by the Directors at any time or times by resolution so as to ensure that the Redemption Value of such Class "A" preference shares issued as partial or total consideration for the purchase by the Corporation of any assets or the exchange of any shares (the "Purchased Assets") shall equal the proportion of the difference between the fair market value of the

Purchased Assets at the date of purchase or exchange by the Corporation and the aggregate value of non-share consideration, if any, issued by the Corporation that one bears to the total number of Class "A" preference shares issued as partial or total consideration for the Purchased Assets.

For greater certainty, such fair market value shall be determined by the Corporation's external accountants and approved by the Directors. Should, however, any competent taxing authority at any time issue or propose to issue any assessment or assessments that impose or would impose any liability for tax on the basis that the fair market value of the Purchased Assets is other than the amount approved by the Directors and if the Directors or a competent Court or tribunal agree with such revaluation, then the Redemption Value of the Class "A" preference shares shall be adjusted retroactively pursuant to the provisions of this subparagraph v to reflect the agreed upon fair market value and all necessary adjustments.

vi. The Class "A" preference shares are expressly authorized and created for the purpose of being issued by the Corporation in exchange for property, other than a Promissory Note or Promise to Pay or in exchange for issued shares of the corporation of a different class or series.

vii. The holders of the Class "A" and "B" common shares and no other shares shall be entitled to one vote for each share held.

viii. The Directors may authorize the issue of one or more series of shares within the Class "B" preference shares, and may fix the number of shares in each series, and determine the designation of the rights, privileges, restrictions and conditions attaching to the shares of each series.

SCHEDULE II TO PARAGRAPH SIX OF THE
ARTICLES OF INCORPORATION OF RAYDAN MANUFACTURING LTD.

OTHER PROVISIONS IF ANY:

(i) The number of shareholders of the Corporation, exclusive of:

(a) persons who are in its employment and are shareholders of the Corporation; and

(b) persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after the termination of employment to be, shareholders of the Corporation;

is limited to not more than fifteen (15) persons, two (2) or more persons who are joint registered owners of one or more shares being counted as one shareholder.

(ii) Any invitation to the public to subscribe for securities of the Corporation is prohibited.

(iii) The corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

(iv) Following the first allotment and issue of shares in the capital of the Corporation, any further shares of a particular class shall be offered to the registered holders in proportion to the existing shares of that class for the time being registered in their respective names and such offer (unless waived in writing by the registered holders of all outstanding shares of that class) shall be made by written notice specifying a reasonable time after which the offer, if not accepted, will be deemed to have been declined and after the expiration of such time or on receipt of written intimation from the shareholder to whom such notice is given that he declines to accept the shares offered to him, the directors may dispose of the same to the other then registered holders of the shares in proportion to the existing shares of that class registered in their respective names and the directors may dispose of any shares so offered to such other then registered shareholders and not accepted by them in such manner they thing most beneficial to the Corporation, subject to the requirements of the Business Corporations Act (Alberta).

Notwithstanding the foregoing, the shareholders shall have no pre-emptive right in respect of the shares to be issued;

a) for a consideration other than money;
b) for a share dividend;
c) pursuant to the exercise of conversion privileges, options or rights previously granted to the Corporation.

CORPORATE ACCESS NUMBER: 205239767

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

RAYDAN MANUFACTURING LTD.
CHANGED ITS NAME TO **RAYDAN MANUFACTURING INC.** ON 1998/10/16.

Business Corporations Act
(Section 27 or 171)

ALBERTA Consumer and Corporate Affairs **ARTICLES OF AMENDMENT**

1. NAME OF CORPORATION

   RAYDAN MANUFACTURING LTD.

2. CORPORATE ACCESS NO.

   205239767

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

   1. ITEM NO. 1 OF THE ARTICLES OF THE ABOVE NAMED CORPORATION IS AMENDED IN ACCORDANCE WITH SECTION 167(1) (a) AS FOLLOWS:

      THE NAME OF THE CORPORATION SHALL BE AMENDED TO READ:

      RAYDAN MANUFACTURING INC.

ELECTRONICALLY FILED
OCT 16 1998
BY:

DATE:	SIGNATURE	TITLE
9 October 1998		SOLICITOR

Certified Copy

Name Change Alberta Corporation - Registration Statement

Service Request Number: 666714
Corporate Access Number: 205239767
Previous Legal Entity Name: RAYDAN MANUFACTURING LTD.
Previous French Equivalent Name:
Legal Entity Name: RAYDAN MANUFACTURING INC.
French Equivalent Name:
Legal Entity Status: Active
Alberta Corporation Type: Named Alberta Corporation
Nuans Report Number: 62243491
Nuans Report Date: 1998/10/05
French Name Nuans Report Number:
French Name Nuans Report Date:
Future Dating Required:
Professional Endorsement Provided:
Amendment Date: 1998/10/16

Annual Returns

File Year	Date Filed
1998	1998/06/12
1997	1997/08/21
1996	

Registration Authorized By: MARLENE ZALAPSKI PAHL
SOLICITOR

CORPORATE ACCESS NUMBER: 205239767

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

RAYDAN MANUFACTURING INC.
AMENDED ITS ARTICLES ON 1998/11/19.

REGISTRAR OF CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	764750
Corporate Access Number:	205239767
Previous Legal Entity Name:	RAYDAN MANUFACTURING INC.
Previous French Equivalent Name:	
Legal Entity Name:	RAYDAN MANUFACTURING INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
Nuans Report Number:	62243491
Nuans Report Date:	1998/10/05
French Name Nuans Report Number:	
French Name Nuans Report Date:	
Classes Of Shares and any Maximum Number(within each class):	SEE ATTACHED SCHEDULE "A"
Restrictions On Share Transfers:	NONE
Minimum Number Of Directors:	1
Maximum Number Of Directors:	15
Restrictions On Business To:	NIL
Restrictions On Business From:	NIL
Other Provisions:	SEE ATTACHED SCHEDULE "B"
Section And Subsection of Act Change Made Under:	SECTIONS 174(1) AND 167(1)(E),(F),(L),(K) & (M)
Directors Issue Shares In Series:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	1998/11/19

Annual Returns

File Year	Date Filed
1998	1998/06/12
1997	1997/08/21
1996	

Electronically Registered in
The Alberta Registries
CORES System on
Nov 19/98 MJ
(date & initials of accredited user)

Court Orders

Order Type	Order Date	Order Number	Judicial District	Termination Date

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Share Capital	ELECTRONIC	1998/11/19
Other Rules or Provisions	ELECTRONIC	1998/11/19
Section 167(1)(f) Schedule	ELECTRONIC	1998/11/19

Registration Authorized By: ROBERT C. VAN WALLEGHEM
SOLICITOR

SCHEDULE "A"

The Corporation is authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares.

(a) Common Shares

The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(i) Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation.

(ii) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation.

(iii) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation.

(b) Preferred Shares

The Preferred Shares shall have attached to them, as a class, the rights, privileges, restrictions and conditions as hereinafter set forth.

(i) The Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time and before issue of a series of Preferred Shares, the number of shares which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(ii) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares of a series as may be fixed in accordance with clause (b)(i).

(iii) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(iv) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the Business Corporations Act (Alberta).

SCHEDULE "B"

(a) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

167(1)(F) SCHEDULE

The holders of all newly designated Common Shares of the Corporation shall receive 4,837.5 Common Shares in return for each one Class "A" Common Share currently held, and 937.5 Common Shares for each one Class "C" Common Share currently held.

BY-LAW NO. 1

A By-Law relating generally to the transaction of the business and affairs of

RAYDAN MANUFACTURING INC.

CONTENTS

ONE	-	INTERPRETATION
TWO	-	BUSINESS OF THE CORPORATION
THREE	-	BORROWING AND SECURITY
FOUR	-	DIRECTORS
FIVE	-	COMMITTEES
SIX	-	OFFICERS
SEVEN	-	CONFLICT OF INTEREST AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
EIGHT	-	SHARES
NINE	-	DIVIDENDS AND RIGHTS
TEN	-	MEETINGS OF SHAREHOLDERS
ELEVEN	-	DIVISIONS AND DEPARTMENTS
TWELVE	-	INFORMATION AVAILABLE TO SHAREHOLDERS
THIRTEEN	-	NOTICES

BE IT ENACTED as a by-law of **RAYDAN MANUFACTURING INC.** (hereinafter called the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

> ***"Act"*** means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, as from time to time, amended;
>
> ***"appoint"*** includes "elect" and vice versa;
>
> ***"articles"*** means the articles of incorporation of the Corporation as from time to time amended or restated;
>
> ***"board"*** means the board of directors of the Corporation;
>
> ***"by-laws"*** means this by-law and all other by-laws of the Corporation from time to time in force and effect;
>
> ***"meeting of shareholders"*** means an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" means a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;
>
> ***"non-business day"*** means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act (Alberta);
>
> ***"ordinary resolution"*** means a resolution passed by a majority of the votes cast by the shareholders who voted, either in person or by proxy, in respect of that resolution;
>
> ***"recorded address"*** means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;
>
> ***"signing officer"*** means, in relation to any instrument, any person authorized to sign the same in behalf of the Corporation by Clause 2.04 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office, Records Office and Address for Service

The registered office, the designated records office (if separate from the registered office) and the post office box (if any) of the Corporation shall be at the address or addresses in Alberta as may from time to time be determined by the board.

2.02 Corporate Seal

The Corporation may have a corporate seal of such design as may be approved by the board. The seal, if any, shall be kept in charge of the secretary or other person appointed by the board and shall be used as provided in the by-laws.

Whenever determined by the board that such is necessary the Corporation may have and use an official facsimile of its seal for use in any situate or for use in any territory, district or place outside Canada and in the preparation, adoption and authorization of the use of such seal, the board shall at all times comply with the Statutes and the Articles.

2.03 Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time determine.

2.04 Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments in writing requiring the signature of the Corporation may be signed by any one of the persons who is a director and officer of the Corporation. In addition, the board may from time to time direct the manner in which, and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer or person or persons authorized by the board as aforesaid may affix the corporate seal to any instrument requiring the same.

2.05 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as may from time to time be prescribed or authorized by the board.

2.06 Voting Rights in Other Bodies Corporate

Any officer of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officer executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officer of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE

BORROWING AND SECURITY

3.01 Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immovable and moveable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future; and

(e) delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred in this clause or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

SECTION FOUR

DIRECTORS

4.01 Number of Directors and Quorum

Until changed in accordance with the Act, the Board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to Clauses 4.08 and 4.09, the quorum for the transaction of business at any meeting of the board shall consist of two directors or such greater or lesser number of directors as the board may from time to time determine.

4.02 Qualification

No person shall be qualified for election as a director:

(a) who is less than eighteen years of age;

(b) if he is a dependent adult as defined in the Dependents Adults Act (Alberta) or is the subject of a certificate of incapacity under that Act;

(c) if he is a formal patient as defined in the Mental Health Act (Alberta);

(d) if he is the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both;

(e) if he has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(f) if he is not an individual; or,

(g) if he has the status of a bankrupt.

A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 Consent to Act

A person who is elected or appointed a director is not a director unless:

(a) he was present at the meeting when he was elected or appointed and did not refuse to act as a director; or,

(b) if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within ten days after it; or, he has acted as a director pursuant to the election or appointment.

A person who is elected or appointed as a director and who refuses or fails to consent or act shall be deemed not to have been elected or appointed as a director.

4.04 Election and Term

Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or then expires unless the directors or the shareholders otherwise determine. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05 Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.06 Vacation of Office

A director ceases to hold office when he dies or resigns, he is removed from office by the shareholders or he ceases to be qualified as a director under Clause 4.02. A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the written resignation, whichever is later.

4.07 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or it there are no directors then in office, any shareholder may call the meeting.

4.08 Action by the Board

The board shall manage the business and affairs of the Corporation. Subject to Clause 4.09 and the articles, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

4.09 Resolution Without Meeting Together

Notwithstanding anything to the contrary in this by-law;

(a) a resolution or resolutions signed by all members of the board as such without meeting together, whether embodied in the form of minutes of a meeting of directors or not, shall be as valid and effectual as if passed at a meeting of the board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and a director may signify his assent to such resolution or resolutions in writing under his hand or by telefax or e-mail;

(b) any written resolution made under this clause may be signed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute but one and the same instrument;

(c) where the board consists of a sole director, a resolution or resolutions assented to and adopted in writing under the hand of that director whether embodied in the form of a minute of that director or not shall be as valid and effectual as if passed at meeting of the board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and the sole director may also signify his assent to such resolution or resolutions by telefax or e-mail.

4.10 Canadian Majority

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least half of the directors present are resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting ; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under Clause (a), totals at least half of the directors present at the meeting.

4.11 Meetings by Telephone

A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in the meeting by those means is deemed to be present at the meeting.

4.12 Place of Meeting

Subject to the articles, meetings of the board may be held at any place in or outside Canada.

4.13 Calling of Meetings

Meetings of the board shall be held at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.14 Notice of Meetings

Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than forty-eight hours before the time when the meeting is to be held. Meetings of the board may be summoned by the secretary or an assistant secretary at the request of the president or the chairman and failing them, at the request of a vice-president or a director. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve any annual financial statement; or

(i) adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the board, and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.15 Notice of an Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 Board meeting following Annual General Meeting of Shareholders

Provided a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.

4.17 Regular Board Meetings

The board any from time to time appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, or forthwith after such director's appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

4.18 Chairman

The Chairman of any meeting of the board shall be appointed the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.

4.19 Votes to Govern

At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.20 Powers of Attorney

The board any at any time and from time to time by power of attorney under the seal appoint any person or persons to be the attorney or attorneys of the Corporation for such purposes and with such powers, authorities and discretion's (not exceeding those vested in or exercisable by the board under this by-law) and for such period and subject to such conditions as the board may from time to time think fit and any such appointment may (if the board think fit) be made in favour of the members or any of the members of any committee established as aforesaid or in favour of any corporation or of the members, directors, nominees or managers of any corporation or firm or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the board. Any such power of attorney may contain such powers for the protection or convenience of persons dealing with such attorneys as the board may think fit.

4.21 Attorney May Delegate

Any attorneys may be authorized by the board to delegate all or any of the powers, authorities and discretions for the time being vested in them subject to the board's confirmation.

4.22 Trustees

The board may appoint a corporation or any to or more responsible individuals to be a trustee or trustees for the Corporation for any purpose for which it is deemed advisable to have the intervention of a trustee or trustees and in particular the whole or any part of the property of the Corporation may be vested in such trustee or trustees either for the benefit of the shareholders or

to secure to the creditors or obligees of the Corporation the payment of any money or for securing any bonds, debentures or debenture stock of the Corporation or for the payment or performance of any obligations which the Corporation ought to pay or perform and the board may at any time fill any vacancy in the office of trustee.

4.23 Remuneration of Trustees

The remuneration of a trustee or trustees shall be such as the Board shall determine and shall be paid by the Corporation.

4.24 Delegate Authority to Appoint or Remove Trustees

The board may delegate to any creditors or other persons the power of appointing or removing a trustee or trustees and may by contract in writing limit or surrender its power of appointing or removing a trustee or trustees.

4.25 Remuneration and Expenses

The directors may fix the remuneration, if any, of the directors of the Corporation.

SECTION FIVE

COMMITTEES

5.01 Committee of Directors

The board may appoint a committee of one or more directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

5.02 Transaction of Business

The powers of a committee of directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Audit Committee

If required by the Act, the board shall elect annually from among it number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.

5.04 Role of the Audit Committee

The audit committee shall review the financial statements of the Corporation before they are approved by the directors.

5.05 Notice to Auditor of Audit Committee Meetings

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee, and, at the expense of the Corporation, to attend and be heard at the meeting.

5.06 Calling Audit Committee Meetings

The auditor of the Corporation or a member of the audit committee may call a meeting of the committee.

5.07 Procedure

Unless otherwise provided herein or determined by the board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.

SECTION SIX

OFFICERS

6.01 Appointment

Subject to the articles, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate powers to manage the business and affairs of the Corporation to such officers. Subject to Clauses 6.02, 6.03 and 6.04 an officer may, but need not be, a director.

6.02 The President

The board from time to time may elect a president from amongst their number.

The president shall be the chief executive officer of the Corporation and preside at all general meetings and in the absence or non-appointment of the chairman of the board shall also preside at meetings of the board. He shall have general and active management of the business and affairs of the Corporation and without limiting the foregoing:

(a) He shall have the general superintendence and direction of all the other officers of the Corporation;

(b) He shall submit the annual report of the board if any and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the Act to the annual meeting and from time to time he shall report to the board all matters within his knowledge which the interest of the Corporation require to be brought to their attention;

(c) he shall be an ex-officer member of all standing committees of the board.

6.03 Chairman of the Board and Officers Generally

The board may elect one of their number to be chairman of the board who may preside at any or all meetings of the board and who may also hold the office of president or vice-president.

6.04 The Vice-President or Vice-Presidents

The board from time to time may also elect from amongst their number a vice-president or vice-presidents in whom shall be vested all the powers and who shall perform all the duties of the president in the absence of the latter from his office and who may also preside at meetings of the board in the absence of the president and the chairman of the board. Nothing, however, herein

contained shall prevent any director from presiding at meetings of the board if considered advisable or being necessary and the directors being willing.

6.05 Secretaries or Assistant Secretaries

The board may appoint a secretary and may also appoint one or more assistant secretaries. The secretary or an assistant secretary shall attend any meetings of the board and any general meeting and record the proceedings thereof and all matters transacted and dealt with thereat and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for any standing or executive committee.

6.06 The Treasurer or Assistant Treasurer

The board may appoint a treasurer and may also appoint one or more assistant treasurers who shall keep or cause to e kept in books belonging to the Corporation full and accurate accounts of receipts and disbursements and shall deposit all moneys of the Corporation with the Corporation's bankers or otherwise deal with the same as the board may determine. The treasurer or an assistant treasurer or assistant treasurers shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the board taking proper vouchers for such disbursements and shall render to the president and to the board at the regular meetings of the board or at such times as they may require an account of all transactions of the Corporation and of the financial position of the Corporation.

6.07 Powers and Duties of Other Officers

The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are specified only by the board) the chief executive officer may specify. Any of the powers an duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08 Variation of Powers and Duties

The board and (except as aforesaid) the chief executive officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09 Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.10 Terms of Employment and Remuneration

The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time.

6.11 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.12 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time the time determine.

SECTION SEVEN

INTEREST IN MATERIAL CONTRACTS AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Interest in Material Contracts

Subject to any unanimous shareholder's agreement, a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of director the nature and extent of his interest. The disclosure shall be made:

(a) in the case of a director, at a meeting in which the proposed contract is first considered, or at the first meeting in which he becomes so interest;

(b) in the case of an officer, forthwith after he becomes aware that a contract is considered or has been considered at a meeting of directors or forthwith after an officer has become so interested;

(c) in the case of a person who is interested in a contract who later becomes a director or officer, forthwith after he becomes a director or officer.

7.02

If a material contract or proposed material contract is one that in the ordinary course of business would not require the consent of the board or shareholders, a director or officer who has an interest in such contract shall nevertheless disclose in writing to the Corporation or request to have entered in the minutes of the meeting of directors, the nature and extent of his interest forthwith after the director or officer becomes aware of the contract or proposed contract.

7.03

A director referred to in Clause 7.01 shall not vote on any resolution to approve the contract unless the contract is an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate, in which he has an interest for the benefit of the Corporation or an affiliate, a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate, a contract for indemnity or insurance pursuant to the Act, or a contract with an affiliate.

7.04 Dissent by Director

A director who is present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken at the meeting unless he requests that his abstention or dissent be, or his abstention or dissent is, entered in the minutes of the meeting; he sends his written dissent to the secretary of the meeting before the meeting is adjourned; he sends his dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is adjourned, or otherwise proves that he did not consent to the

resolution or action. A director who votes for or consents to a resolution or action is not entitled to dissent as aforesaid.

7.05 Limitation of Liability

Subject to the act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expenses happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation including any person, form or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings of moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation and through a failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.06 Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.07 Insurance

The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any director or officer as such against liability incurred by him.

SECTION EIGHT

SHARES

8.01 Allotment

Subject to the articles, the board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions

The board may, from time to time, authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, or procuring or agreeing to procure purchasers for shares of the Corporation.

8.03 Securities Register

The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder;

(b) the number of securities held by each security holder; and

(c) the date and particulars of the issue and transfer of each security.

8.04 Non-Recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice ort description in the Corporation's records or on the share certificate.

8.05 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class or series of shares held by him as shown on the securities register. The Corporation may charge a fee of not more that $3.00 for a share certificate issued in respect of a transfer. Share certificates and acknowledgements of a shareholder's right to a share certificate, shall, subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.04 and need not be under the corporate seal, provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.06 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00 or such greater amount as may be allowed by the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Fractional Shares

The Corporation may issue a certificate for a fractional share or may issue in its place as may be determined by the board, scrip certificates in a form that entitles the holder to receive a certificate for a full share by exchanging scrip certificates aggregating a full share. The directors may attach conditions to any scrip certificates including that the scrip certificates become void if they are not exchanged for a share certificate representing a full share by a specified date, and that any shares for which those scrip certificates are exchangeable may, notwithstanding any pre-emptive right, be issued by the Corporation to any person and the proceeds of those shares distributed rateably to holders of the scrip certificates.

8.09 Transfer and Transmission of Shares

Shares of the Corporation may be transferred in the form of a transfer or endorsement endorsed on the certificates issued for the shares of the Corporation or in any form of transfer which may be approved by the board.

8.10 Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board.

8.11 Subject to the provisions of the Act, the Corporation may treat a person as a registered shareholder entitled to exercise all rights of the shareholder he represents if that person produces to the board such evidence as may be reasonably required that he is executor, administrator, heir or legal representative of the heirs of the estate of a deceased shareholder, or guardian committee, trustee, curator or tutor representing a shareholder who is an infant, an incompetent person or a mining person or a liquidation of, or a trustee in bankruptcy for, a registered shareholder.

8.12 If a person on whom the ownership of a share devolves by operation of law, other than a person described in Clause 8.11, furnishes proof of his authority to exercise rights or privileges in respect of a share in the Corporation that is not registered in his name, the Corporation shall treat that person as entitled to exercise those rights or privileges.

8.13 The Corporation is not required to enquire into the existence of, or see the performance or observance of any duty owed to a third person by a registered holder of any of its shares or by anyone whom it treats, subject to the Act, as the owner or registered holder of the shares.

8.14 Subject to applicable law regarding the collection of taxes, a person referred to in Clause 8.11 is entitled to become a registered holder or to designate a registered holder upon his depositing with the board those documents prescribed by the Act.

8.15 Transfer Agents and Registrars

The board may from time to time appoint one or more trust companies registered under The Trust Companies Act (Alberta) as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate any such agreement.

8.16 Share Warrants

The Corporation, with respect to any fully paid-up shares, may issue share warrant under its seal stating that the bearers thereof are entitled to the shares therein respectively specified and may provide by coupons or otherwise for the payment of future dividends on the shares included in such warrants.

8.17 The board may determine and from time to time vary the conditions upon which share warrants shall be issued and in particular upon which a new share warrant or coupon will be issued in the place of a worn-out, defaced, lost or destroyed upon which the bearer of a share warrant shall be entitled to attend and vote at general meetings; and upon which a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares therein specified. Subject to such conditions and to this by-law, the bearer of a share warrant shall be subject to the conditions for the time being in force with respect to share warrants whether made before or after the issue of such warrant.

SECTION NINE

DIVIDEND AND RIGHTS

9.01 Dividends

Subject to the rights of the holders of any shares entitled to any priority, preference or special privileges, and subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their perspective rights and interests in the Corporation.

9.02 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty days the date for the payment of any dividend or the date r the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, then unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice of such record date shall be given not less than seven days before such record date, in the manner provided in the Act. Where no record dare is fixed in advance as aforesaid, the record date for determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.03 Dividend Resolution

The resolution of the board declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares, debenture or debenture stock of the Corporation or of any other corporation or in any one or more of such

ways and where any difficulty arises in regard to the distribution the board may settle the same as they think expedient and may fix the value for distribution of such specific assets or any part thereof and may determine that such payments shall be made to all parties and may vest any such specific assets in trustees upon such trust for the persons entitled to the dividends as may seem expedient to the board.

9.04 Interest

Interest may be paid out of capital where it is lawful to do so by virtue of the Act but no dividend shall be payable except out of the profits arising from the business of the Corporation.

9.05 No dividend shall bear interest as against the Corporation.

9.06 Pre-paid Shares

Where capital is paid up on any shares in advance, such capital shall not confer a right to participate in profits whilst carrying interest.

9.07 Interim Dividends

The board may form time to time pay to the shareholders such interim dividends as appear to the board to be justified by the profits of the Corporation.

9.08 Debt to Corporation

Subject to the Act, the board shall deduct from the dividends payable too any shareholder all sums of money as may be due from him to the Corporation on account of calls or otherwise.

9.09 Payment of Dividends

The Corporation may transmit any dividend or bonus payable in respect of any share y cheque or warrant through the ordinary post to the registered address of the holder of such share (unless he shall have given written instructions to the contrary) and shall not be responsible for any loss arising therefrom. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent.

9.10 Unclaimed Dividends

All dividends unclaimed for one year after having been declared may be vested in or otherwise made use of by the board for the benefit of the Corporation.

9.11 Fractional and Subsequent Annual Meetings

Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to receive a dividend in respect of the fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01 First and Subsequent Annual Meetings

The first annual meeting shall be held within such period as the board shall determine is in accord with the most convenient date for closing the Corporation's financial year but in any event

shall be held within the period of eighteen months from the date of incorporation and subject to the provisions of the Act and the provisions of this by-law, subsequent annual meetings of the Corporation shall be held once in each calendar year and not more than fifteen months after the holding of the last annual meeting.

10.02 Annual Meeting

Subject to the Act, the annual meeting of shareholders shall be held at such time in each year and, subject to Clause 10.05, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting other business as may properly be brought before the meeting.

10.03 Special Meetings

The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

10.04 Requisition of Meeting

The board may whenever it thinks fit and it shall upon the requisition of the holders of not less than five (5%) percent of the issued voting share capital of the Corporation forthwith proceed to convene an extraordinary general meeting of the Corporation and any extraordinary general meeting called in pursuance of a requisition shall be convened and held in accordance with the provisions of the Act.

10.05 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta.

10.06 Telephone Meeting

A shareholder or any other person entitled to attend a meeting of shareholders may participate by means of telephone or other communication facilities that permit all persons participating to hear each other and a person participating in such a meeting by those means is deemed to be resent at the meeting.

10.07 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less then twenty one or more than fifty days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.08 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty days and not less than twenty one days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that if the Corporation is a distributing corporation, then unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the date immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.09 List of Shareholders Entitled to Notice

If the Corporation has note than fifteen shareholders entitled to vote at a meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to Clause 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.10 Fractional Shares

Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to exercise voting rights or receive notice of a meeting of shareholders in respect of such fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.

10.11 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held; and

(b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

So long as such shareholders, auditors or directors present are not attending for the express purpose of objection to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.12 Chairman and Secretary

The chairman of any meeting of shareholders shall be the president, or in his absence, a vice-president who is a shareholder. If no such officer is present within fifteen minutes from the time

fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.13 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.14 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat of a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten (10%) percent of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present of represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If within half an hour of the time appointed for the holding of a meeting of the shareholders, a quorum is not present, the meeting, if convened upon a requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week at the same time and place; and if at such adjourned meeting a quorum be not present, those shareholders who are present shall be deemed to be a quorum and may transact all business which a full quorum might have done.

10.15 Right to Vote

Every person named in the list referred to in Clause 10.09 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared; and

(b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than ten days before the meeting that his name be included in such list.

In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.08, subject to the provisions of the Act and this by-law as to proxies and representatives, at any meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.16 Proxies and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorised and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or

association may authorise by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.17 Mandatory Solicitation of Proxies

If the Corporation is a distributing corporation having fifteen or more shareholders entitled to vote at a meeting of shareholders, two or more joint shareholders being counted as one shareholder, and the management of the Corporation gives or intends to give a holder of its voting shares notice by a meeting, subject to the Act, the management shall, concurrently with or prior to giving notice, send to each shareholder who is entitled to notice of meeting a form of proxy which shall as nearly as circumstances permit be in a form or to the effect of the following:

> "I, ______________________________, of ___________________________, being a shareholder in ___________________________, hereby appoint ____________________ of _______________________, or failing him, ________________________, of _______ _____________, as my proxy to vote for me and on my behalf of the annual (or extraordinary, as the case may be) meeting of the Corporation to be held on the ________ day of ______________, 19_ and at every adjournment thereof and at every poll, which may take place in consequence thereof. As witness my hand this ____________ day of _ ____________,19___."

10.18 When Clause 10.17 applies, every form of proxy sent or delivered to a shareholder shall indicate in bold-face type whether or not the proxy is solicited by or on behalf of management of the Corporation and shall provide a specifically designated space for dating and signing form of proxy. The form of proxy shall also indicate that the shareholder has a right tot appoint a person or body corporate to represent him at the meeting other than the person or body corporate, if any, designated in the form of proxy and shall contain instructions as to the manner in which the shareholder may exercise the right, and a means for so doing. The form of proxy shall also provide a means for a shareholder to specify that his shares be voted for or against each matter identified therein, other than the appointment of an auditor and election of directors, and a statement that the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and that if the shareholder specifies a choice with respect to any matter to be acted on, the shares shall be voted accordingly. A proxy may confer discretionary authority with respect to each matter identified in the notice of meetings, other than the appointment of an auditor and the election of directors, if the form of proxy states in bold-faced type how the shares represented by the proxy will be voted in respect of each matter or group of related matters.

10.19 Validity of Proxy

The decision of the chairman of any general meeting as to the validity of any instrument of proxy shall be final and conclusive.

10.20 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than forty eight hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.21 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholder may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.22 Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the articles or by-laws or by law, be determines by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.23 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.24 Ballots

On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act, or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.25 Admission or Rejection of a Vote

In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.26 Adjournment

If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days or more, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.27 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

10.28 Resolution Signed by all Shareholders

A resolution signed in writing by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character to type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of an such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 Name of Division

Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contract, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.

11.03 Officers of Divisions

From time to time the board or, if authorised by the board, the chief executive officer may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorised by the board, the chief executive officer may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall, not, as such, be officers of the Corporation.

SECTION TWELVE

INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act, or other bodies having jurisdiction, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection or shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

SECTION THIRTEEN

NOTICES

13.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be given by the president, or secretary or in their absence an assistant secretary and failing him any other officer of the Corporation and shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04 Undelivered Notice

If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasion because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

MADE by the board the 19th day of November, 1998.

Raymond W. English, President

Phillip R. Stuffco, Secretary

CONFIRMED by the shareholders in accordance with the Act the 19th day of November, 1998.

Raymond W. English, President

Phillip R. Stuffco, Secretary

CDNX BULLETINS - BULLETINS Symbol Lookup Bulletins

Bulletins are available for companies which are currently listed on the CDNX.

RAYDAN MANUFACTURING INC. ("RDN")
BULLETIN TYPE: New Listing-IPO-Shares
BULLETIN DATE: June 29, 2001
Tier 2 Company

The Company's Initial Public Offering ('IPO') Prospectus dated February 28, 2001, has been filed with and accepted by CDNX, and filed with and receipted by the Alberta and British Columbia Securities Commissions on March 2, 2001, pursuant to the provisions of the Alberta and British Columbia Securities Acts.

The gross proceeds received by the Company for the Offering were $1,218,517. The Company is classified as a 'Motor Vehicle Parts Manufacturing' company.

Immediately prior to commencement of trading, a cross will be reported through the facilities of the Canadian Venture Exchange to reflect the prior distribution of 2,437,034 common shares at $ 0.50 per share, sold pursuant to a prospectus dated February 28, 2001.

Commence Date: At the opening Tuesday, July 3, 2001, the common shares will commence trading on CDNX.

Corporate Jurisdiction: Alberta

Capitalization: Unlimited common shares with no par value of which
12,175,425 common shares are issued and outstanding
Escrowed Shares: 6,250,574 common shares

Transfer Agent: CIBC Mellon Trust Company
Trading Symbol: RDN
CUSIP Number: 75461P 10 8

Sponsoring Member: Wolverton Securities Ltd.

Capitalization on Warrants: 1,218,517 share purchase warrants issued and outstanding

One share purchase warrants entitles the holder to purchase one common share at $0.75 to one year after the date of closing.

Agent's Option: 243,703 non-transferable units consisting of one common share and one-half share purchase warrant. The exercise price to purchase one unit is $0.50 per unit if exercised in the first year from the date of closing and $0.575 per unit in the second year from the date of closing. The warrants entitle the agent to purchase one common share at $0.75 to one year after the date of closing.

For further information, please refer to the Company's Prospectus dated February 28, 2001.

Company Contact: Raymond English
Company Address: 601 - 18th Avenue, Nisku, Alberta, T9E 7T7
Company Phone Number: (780) 955-2859
Company Fax Number: (780) 955-2386
Company Email Address: ray@raydanmail.com

Change Address - Proof of Filing

Amendment Date: 2002/09/02

This confirms the Registered/Records/Mail/Head Office address is amended/updated as of 2002/09/02

Service Request Number:	4227513
Corporate Access Number:	205239767
Legal Entity Type:	Alberta Business Corporation
Legal Entity Name:	RAYDAN MANUFACTURING INC.
Legal Entity Status:	Active

REGISTERED ADDRESS

Street:	SUITE 200, 10041 - 81 AVENUE
City:	EDMONTON
Province:	ALBERTA
Postal Code:	T6E 1W7

RECORDS ADDRESS

Street:	SUITE 200, 10041 - 81 AVENUE
City:	EDMONTON
Province:	ALBERTA
Postal Code:	T6E 1W7

Registration Authorized By: HORST WOLFF
SOLICITOR

Annual Returns for Alberta and Extra-Provincial Corp. - Proof of Filing

Amendment Date: 2003/05/05

Service Request Number:	4940300
Corporate Access Number:	205239767
Legal Entity Name:	RAYDAN MANUFACTURING INC.
Legal Entity Type:	Alberta Business Corporation
Legal Entity Status:	Active
Registration Date:	1992/03/27

This confirms the Annual Return for 2003 has been filed as of 2003/05/05.

Director / Shareholder

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1992/03/27
Last Name / Legal Entity Name:	ENGLISH
First Name:	RAYMOND
Middle Name:	W.
Street / Box Number:	SITE 9, R.R. 2, BOX 68
City:	LEDUC
Province:	ALBERTA
Postal Code:	T9E 2X2
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1992/03/28
Last Name / Legal Entity Name:	ENGLISH
First Name:	DANNY
Middle Name:	E.
Street / Box Number:	50, 51052, R.R. 225
City:	SHERWOOD PARK
Province:	ALBERTA
Postal Code:	T8C 1H1
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1999/11/24
Last Name / Legal Entity Name:	JAROSZUK
First Name:	LEONARD
Middle Name:	D.
Street / Box Number:	10 KINGSVIEW POINTE
City:	ST. ALBERT
Province:	ALBERTA
Postal Code:	T8N 5M7
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	2000/01/25
Last Name / Legal Entity Name:	SPARROW
First Name:	ROBERT
Street / Box Number:	#2 OGILVIE PLACE
City:	EDMONTON
Province:	ALBERTA
Postal Code:	T6R 1K1
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	2000/06/28
Last Name / Legal Entity Name:	HENDERSON
First Name:	H.
Middle Name:	RALPH
Street / Box Number:	530 WOLF WILLOW ROAD
City:	EDMONTON
Province:	ALBERTA
Postal Code:	T5T 1E4
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	2001/02/05
Last Name / Legal Entity Name:	BABIC

First Name: JOHN
Middle Name: I.
Street / Box Number: 4008 - 38A AVENUE
City: EDMONTON
Province: ALBERTA
Postal Code: T6L 6R5
Resident Canadian: Y

Status: Active
Relationship to Legal Entity: Transfer Agent
Individual / Legal Entity Type: Legal Entity
Corporate Access Number: 301301016
Last Name / Legal Entity Name: CIBC MELLON TRUST COMPANY
Street / Box Number: 600 THE DOME TOWER, 333-7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1

REGISTERED ADDRESS
Street: SUITE 200, 10041 - 81 AVENUE
City: EDMONTON
Province: ALBERTA
Postal Code: T6E 1W7

RECORDS ADDRESS
Street: SUITE 200, 10041 - 81 AVENUE
City: EDMONTON
Province: ALBERTA
Postal Code: T6E 1W7

Registration Authorized By: RAYMOND ENGLISH
PRESIDENT

DISTRIBUTORSHIP AGREEMENT
SCHEDULE "A"

CONFIDENTIALITY AGREEMENT

TO: STENGEL BROS. INC.
(Name)
(Proposed Distributor)
of 1105 SUMNER AVENUE

WHITEHALL, PA 18205

You have requested that RAYDAN MANUFACTURING LTD. enter into a Distributorship Agreement with you regarding the sales, promotion and service of the Air-Link System supplied by RAYDAN MANUFACTURING LTD. being a certain air bag truck suspension system protected by certain trade mark, trade name and patent rights.

In considering your request and in establishing a satisfactory business plan and agreement, information will be disclosed to you which has not been generally disclosed to the public.

The disclosure of such information will be in order to evaluate a possible transaction between you and RAYDAN MANUFACTURING LTD. and it is acknowledged that it would be in the best interests of RAYDAN MANUFACTURING LTD. that, if a possible transaction is to proceed, information be made available to the interested party.

Therefore, subject to the terms and conditions hereof and in the sole discretion of RAYDAN MANUFACTURING LTD., RAYDAN MANUFACTURING LTD. agrees to provide information to you relating to the Air-Link System, installation, servicing, dealership costs, warranties and such other information as RAYDAN MANUFACTURING LTD. may consider advisable.

It is agreed by you that any information received from RAYDAN MANUFACTURING LTD. will not be used in any manner that may be detrimental to RAYDAN MANUFACTURING LTD. and will be kept confidential by you.

The information may be disclosed to your employees or agents who need to know such information for the purpose of evaluating the transaction, PROVIDED HOWEVER that each such employee or agent firstly be informed of the confidential nature of such information and that YOU SHALL CAUSE them to treat such information in the strictest of confidence.

You will be responsible for any breach of this Agreement by your directors, officers, employees, representatives, agents or professional advisers.

33. This Agreement shall enure to the benefit of the MANUFACTURER, its successors and assigns and this Agreement shall be binding upon the DISTRIBUTOR, and its successors, assigns, and representatives.

IN WITNESS WHEREOF the parties hereto have set their hands and seals.

RAYDAN MANUFACTURING LTD. (c/s)

PER: Ray E[illegible]

PER: ______________________

"Distributor": STENGEL BROS INC (c/s)

PER: John M. Stengel

PER: ______________________

Insurance

29. (a) The DISTRIBUTOR shall at all times maintain to the satisfaction of the MANUFACTURER public liability, including but not limited to products and completed operations liability, insurance in the amount of $1,000,000 U.S. per incident and the MANUFACTURER may in its sole discretion obtain and maintain such insurance and any premiums paid by the MANUFACTURER shall be sums due and owing by the DISTRIBUTOR to the MANUFACTURER. So long as the MANUFACTURER continues to be so satisfied, the MANUFACTURER does not intend to obtain such insurance.

(b) Without limiting the DISTRIBUTOR'S insurance obligations the MANUFACTURER will maintain products' insurance in the amount of 5 million dollars Canadian and will provide upon the DISTRIBUTOR'S request confirmation of such insurance by the MANUFACTURER'S insurers and request the insurers to send notice by registered mail to the DISTRIBUTOR 30 days prior to any cancellation of such insurance.

Waiver and Indemnity

30. The DISTRIBUTOR does hereby hold and save the MANUFACTURER and its employees and agents harmless from any and all injury and property damage whatsoever and howsoever caused arising from or in any manner related to the use, installation or service of the Air-Link ® ™ air suspension system distributed by the DISTRIBUTOR.

Non-Assignable

31. (a) This Agreement may not be assigned by the DISTRIBUTOR without the prior written consent of the MANUFACTURER first had and received,

(b) In the event the DISTRIBUTOR wishes to assign any of the rights or licenses hereunder to a dealer or agent, it is understood and agreed that the MANUFACTURER will not consider approving the assignment unless firstly provided with a copy of all agreements to be executed between the DISTRIBUTOR and any dealer or agent, and,

(c) Any assignment or agreement with any dealer or agent as may be approved by the MANUFACTURER shall not operate to relieve the DISTRIBUTOR of any of the duties, obligations or liabilities herein, in any manner whatsoever or howsoever.

General

32. Time shall be of the essence in this Agreement.

Non-Agency

24. (a) This Agreement does not in any way create the relationship of principal and agent between the MANUFACTURER and the DISTRIBUTOR and in no circumstances shall the DISTRIBUTOR, its agents or employees be considered the agent of the MANUFACTURER.

(b) The DISTRIBUTOR shall not and shall not allow its employees or agents to act or attempt to act or represent themselves directly or by implication as agent of the MANUFACTURER or in any manner assume or create or attempt to assume or create any obligation or make any contract, agreement, representation or warranty on behalf of or in the name of the MANUFACTURER, except those specifically authorized by the MANUFACTURER in writing.

(c) The DISTRIBUTOR shall indemnify and hold the MANUFACTURER harmless from any cost or liability caused by any unauthorized act or representation by the DISTRIBUTOR, their employees, agents or representatives.

Entire Agreement

25. This Agreement constitutes the entire agreement between the MANUFACTURER and the DISTRIBUTOR and may not be altered, modified or amended or changed in whole or in part except in writing and executed by the MANUFACTURER and the DISTRIBUTOR.

Governing Law

26. This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Alberta and the DISTRIBUTOR hereby agrees in any legal proceedings to use only, and to attorn to and to be bound by, the Courts and the laws of the Province of Alberta, Canada.

Invalidity/Severance

27. If any term, provision, covenant or condition of this Agreement is held to be invalid, void or unenforceable, it shall be severed from this Agreement and the remainder of the provisions shall remain in full force and effect.

Enforcement

28. If the MANUFACTURER in its discretion retains legal counsel for the purpose of collecting or recovering monies payable by the DISTRIBUTOR to the MANUFACTURER or to enforce any of the remedies of the MANUFACTURER under this Agreement or to pursue an action against the DISTRIBUTOR for a breach of this Agreement, the DISTRIBUTOR hereby agrees to indemnify the MANUFACTURER for all such legal costs on a solicitor and own client basis.

Responsibilities upon Termination

23. Upon termination of this Agreement:

(a) The DISTRIBUTOR shall no longer be an authorized distributor for the MANUFACTURER.

(b) The due date of all invoices and all amounts owed to the MANUFACTURER shall automatically accelerate so that they shall become due and payable on the effective date of termination, even if longer terms had been previously provided.

(c) (i) The DISTRIBUTOR shall immediately discontinue any and all use of the trademarks and trade names of the MANUFACTURER including any such use in advertising or in the DISTRIBUTOR'S business materials.

(ii) The DISTRIBUTOR acknowledges and agrees that the MANUFACTURER owns trade mark Air-Link ® ™ and trade names "Air-Link System", "Raydan Air-Link System", "Raydan Manufacturing Ltd.", and "Raydan".

(d) The DISTRIBUTOR shall immediately remove or obliterate any and all signs designating the DISTRIBUTOR as an authorized distributor of the MANUFACTURER'S products.

(e) The DISTRIBUTOR shall immediately notify and instruct publications and others who may list or publish the DISTRIBUTOR'S name as an authorized distributor of the MANUFACTURER, including telephone directories and other business directories, to discontinue such listing.

(f) The MANUFACTURER shall have the option to repurchase from the DISTRIBUTOR any and all products of the MANUFACTURER in the DISTRIBUTOR'S inventory at the net invoice price at which the products were originally purchased by the DISTRIBUTOR, and the price shall not include any additional costs incurred by the DISTRIBUTOR such as shipping, delivery, duty or sales tax.

(g) The DISTRIBUTOR shall promptly provide to the MANUFACTURER or its authorized agent an inventory list of the products and allow a representative of the MANUFACTURER to inspect the same.

(h) The DISTRIBUTOR hereby authorizes and grants unto the MANUFACTURER the right to seize and remove the DISTRIBUTOR'S inventory, upon termination of this Agreement, and to dispose of such inventory by sale, and to apply the net sale proceeds to any amounts owing by the DISTRIBUTOR to the MANUFACTURER and this shall constitute and be full authority for the MANUFACTURER to so seize, remove and sell.

(i) All customer lists recording or identifying consumers of the MANUFACTURER'S products shall be provided to the MANUFACTURER and the DISTRIBUTOR shall cause such customer lists to be delivered immediately to the MANUFACTURER.

(b) any amounts outstanding and unpaid in excess of 30 days shall bear interest at the rate of 18% per annum, calculated and compounded monthly.

(c) the whole of any sum due and unpaid may be called due and shall be paid upon Demand.

(d) the DISTRIBUTOR shall not be entitled to and waives any procedural or substantive right of set-off.

(e) the DISTRIBUTOR and each of them shall provide such security including personal guarantees and assignments as the MANUFACTURER may require from time to time.

(f) any and all sums received, obtained or collected by the DISTRIBUTOR arising from the sale of any products supplied by the MANUFACTURER shall be received, obtained and held in trust by the DISTRIBUTOR, for the benefit of the MANUFACTURER.

Shipping and Delivery

21. (a) Shipping and delivery shall be the responsibility of the DISTRIBUTOR and the MANUFACTURER shall not be responsible for any damages to the product, consequent or otherwise, arising in transit.

(b) Delivery shall be F.O.B. to Nisku, Alberta and thereat delivery to the DISTRIBUTOR shall be deemed completed.

(c) In the event that the MANUFACTURER supplies a defective product to the DISTRIBUTOR, the determination of whether the product is defective being as determined by the MANUFACTURER in its sole and unfettered discretion made in good faith, the MANUFACTURER shall have the option of either reimbursing the DISTRIBUTOR for the cost thereof or replacing the defective product.

Trade Name/Patent/Licensing

22. (a) So long as this Agreement or any renewal remains in effect and is not terminated the MANUFACTURER grants to the DISTRIBUTOR a non-exclusive licence to use the names "Air-Link® ™" and "Authorized Distributor of Raydan Air-Link System", and the right to market the "Air-Link System" within the stated territory.

(b) The rights granted hereunder shall be exercised only in connection with the advertising and sale of products as authorized under this Agreement and within the authorized territory.

(c) The MANUFACTURER shall have the right to inspect, approve and control the type and quality of any advertising using or incorporating any MANUFACTURER trademarks, trade names, symbols or trade dress or patents licensed hereunder.

(d) Should this Agreement be terminated for any reason, the DISTRIBUTOR shall immediately cease to use or display or caused to be used or displayed in any manner and for any purpose, the trademarks, tradenames, and associated symbols licensed hereunder, and any patent licensing contained herein shall be immediately terminated.

Supply and Prices

13. (a) The MANUFACTURER agrees to sell the Air-Link System and components to the DISTRIBUTOR who agrees to purchase the MANUFACTURER'S products in accordance with the terms and conditions contained herein.

(b) The MANUFACTURER may change terms such as price, payment and shipping, however the DISTRIBUTOR shall be given 30 days notice prior to any such changes.

14. (a) The DISTRIBUTOR shall order the products from the MANUFACTURER on a purchase order form satisfactory to the MANUFACTURER and in accordance with the ordering procedures of the MANUFACTURER, and

(b) All orders are subject to acceptance and approval by the MANUFACTURER.

15. The DISTRIBUTOR shall pay to the MANUFACTURER the price and other charges for the products as set forth on the price schedule as issued periodically by the MANUFACTURER and which is in effect at the time of shipment of the DISTRIBUTOR's order.

16. (a) Without limiting the rights and remedies of the MANUFACTURER, the MANUFACTURER may cancel any order or refuse or delay the shipment thereof should the DISTRIBUTOR fail to meet any payment terms of this Agreement or if this Agreement is terminated.

(b) The cancellation or withholding of any order shall not be construed as and shall not constitute a termination or breach of this Agreement by the MANUFACTURER.

17. Products may not be returned to the MANUFACTURER without prior written authorization from the MANUFACTURER and products returned must be insured and shipped freight prepaid.

Payment

18. Except as otherwise stated herein, all payments shall be made in the currency of The United States of America (U.S. Dollars).

19. Payment of all orders made by the DISTRIBUTOR shall be made as follows:

(a) by prepaid money draft received prior to shipment; or
(b) deposit of the purchase price to the credit of the MANUFACTURER at a bank as may be specifically designated by the MANUFACTURER.

20. The MANUFACTURER shall not be obliged to allow the DISTRIBUTOR to make any payments on credit but should the MANUFACTURER from time to time allow the DISTRIBUTOR to make payments on credit such shall be on the following terms:

(a) credit arrangements may be made between the MANUFACTURER and the DISTRIBUTOR on a shipment by shipment basis, to be agreed upon prior to shipment, and payment will become due and owing in accordance with such credit arrangements as may be agreed upon from time to time.

(e) to assure that any persons associated with the promotion, installation and servicing of the products are technically trained and proficient and that sales personnel are competent and thoroughly familiar with the features and technical advantages of the products and can truthfully demonstrate and explain features and benefits of the products to consumers,

(f) to acknowledge the importance of providing consumers with competent, prompt and courteous repair and maintenance services and, in this regard, to establish quality service operations that include thoroughly trained personnel, proper parts, tools, equipment and adequate service capabilities,

(g) to perform all warranty service for the MANUFACTURER'S products when requested by the owners thereof, such service to be performed in accordance with the policies and procedures of the MANUFACTURER as they may be from time to time,

(h) to conduct at all times promotion, marketing and operations in such a manner so as to promote good consumer relations and to assure in such manner that the Air-Link System is properly represented,

(i) to assure that no false, misleading, or disparaging representations or advertisements, whether directly or indirectly, are made to any consumer or other person in regard to the Air-Link System or the MANUFACTURER,

(j) to assure that all sales, promotions, marketing, servicing and operations are at all times conducted in strict compliance with all applicable federal, state and county laws and regulations and any other applicable law or ordinance and not to engage in any unfair trade practices; AND TO HEREBY indemnify and hold the MANUFACTURER harmless from any cost, expense or liability that may result from a violation of this paragraph,

(k) to provide promotional and marketing plans to the MANUFACTURER as may be requested by the MANUFACTURER from time to time,

(l) to comply with the MANUFACTURER'S procedures regarding purchase orders and shipments,

(m) to sell, promote and market the Air-Link System only as supplied or approved by the MANUFACTURER.

<u>Warranty</u>

11. The DISTRIBUTOR shall provide to consumers a warranty of the Air-Link System in accordance with the warranty terms attached as Schedule "D" hereto.

12. The MANUFACTURER shall not be liable for any warranty or for any defects except as stated in Schedule "D" hereto.

Notice

9. (a) Any notice to be given to the MANUFACTURER may be made by personal service or by double registered mail to:

1802 - 8th Street
NISKU, Province of Alberta, CANADA
T9E 7W2

(b) Any notice to be given to the DISTRIBUTOR may be made by personal service on the DISTRIBUTOR, or by telecopier, or by mail to:

1105 SUMNER AVENUE

WHITEHALL, PA

U.S.A. ZIP CODE 18205

Telephone: (610) 433-~~1793~~ 3149
Fax: (610) 433-1793

(c) The parties may change or amend their respective notice address upon thirty (30) days prior notification to the other party.

Distributor Responsibilities

10. In order to achieve the mutual goals of this relationship it is recognized and agreed that the DISTRIBUTOR responsibilities shall include the following covenants:

(a) to promote and sell the Air-Link System, as provided by the MANUFACTURER, through a quality advertising, promotion and sales program and to obtain and maintain an adequate level of performance, with the intent of purchasing from the MANUFACTURER during the term hereof at least 12 Air-Link ® ™ suspension units,

(b) to keep the MANUFACTURER advised and to periodically provide to the MANUFACTURER or its authorized agent complete and accurate information regarding sales, inventories, financial position and such other information as and when requested by the MANUFACTURER or by its authorized agent,

(c) to at all times cooperate and work with the MANUFACTURER'S representatives,

(d) to take all reasonable measures to assure that the appearance and condition of facilities promoting, selling, installing and servicing the MANUFACTURER'S products are maintained in such a manner so as to reflect favourably on the products and quality image of the MANUFACTURER, the Air-Link System, Air-Link ® ™, and the name and style "Authorized Distributor of Raydan Air-Link System",

Exclusivity

4. (a) The DISTRIBUTOR shall only sell, promote and market the Air-Link System as supplied by the MANUFACTURER and shall not make any modifications to or substitute any components of the system without the MANUFACTURER'S prior written approval.

(b) The DISTRIBUTOR covenants and agrees not to be involved directly or indirectly in the manufacture, sale or promotion of any duplicate vehicle air suspension system without the prior written consent of the MANUFACTURER, excepting such other suspension systems as the DISTRIBUTOR may be marketing at the date of this agreement.

Term

5. The term of this Agreement shall be for a duration of one year from the date of this Agreement above written.

Renewals

6. (a) Provided the DISTRIBUTOR has not breached any of the terms of this Agreement the DISTRIBUTOR shall have the option to renew this agreement for a further renewal term of one year on the same terms as this agreement or such other terms as may be mutually agreed between the parties in writing and thereafter may be renewed on such terms as the MANUFACTURER considers appropriate.

(b) Any renewal of this agreement shall be conditional upon the MANUFACTURER being satisfied that the DISTRIBUTOR has made active and bone fide efforts to provide a high level of service to the consumer and promotion of the Air-Link System.

Termination

7. In addition to any other remedies available to the MANUFACTURER, upon the DISTRIBUTOR breaching any of the terms of this Agreement as determined by the MANUFACTURER, this Agreement may be terminated by the MANUFACTURER on 30 days notice to the DISTRIBUTOR by letter or by telecopier (fax).

8. In addition to the preceding Article, the MANUFACTURER may terminate this Agreement immediately if:

(a) DISTRIBUTOR becomes insolvent or a receiver is appointed or any petition or similar proceeding is filed by or against it under any bankruptcy laws or an assignment is made for the benefit of creditors,

(b) any misrepresentation, false report or claim is made to the MANUFACTURER prior to or during the term of this Agreement or any renewal hereof;

(c) there is a failure to pay to the MANUFACTURER any sums that may be due to the MANUFACTURER pursuant to the terms of this Agreement;

IN CONSIDERATION of the foregoing and of the mutual covenants contained herein the parties hereto agree as follows:

Conditions Precedent

1. As a prior condition to this Agreement the DISTRIBUTOR shall execute and agree to the terms of the following agreements:
   (a) Confidentiality Agreement attached as Schedule "A";
   (b) Credit Information Agreement attached as Schedule "B"; and
   (c) An initial purchase being made of two Air-Link Systems.

Territory Appointment

2. (a) The MANUFACTURER appoints the DISTRIBUTOR a limited exclusive distributorship for the marketing and sale of the Air-Link System, as more specifically defined herein, at and only within the following territory:

   i) within the city/county/state of see SCHEDULE "G" ____________________.

   (b) This appointment is subject to the terms and conditions contained herein.

   (c) The Air-Link System product includes such components as defined and identified in Schedule "C" attached hereto;

3. (a) During the term of this agreement the within distributorship will be carried on under the style of "Authorized Distributor of Raydan Air-Link Systems in the area of see SCHEDULE "G" ."

   (b) The DISTRIBUTOR agrees not to directly or indirectly establish, operate or carry on business involving the marketing or sale of the Air-Link System or Air-Link ® ™ outside of the said appointed territory except with prior specific written authorization of the MANUFACTURER.

   (c) Without limiting the foregoing, the DISTRIBUTOR shall take all reasonable steps to prevent making sales within or soliciting customers of any other territory the MANUFACTURER has appointed as a limited exclusive distributorship.

   (d) It is understood and agreed that products of the MANUFACTURER including the Air-Link System are and will be provided to Original Equipment Manufacturer's ("O.E.M.'s") as that term is used in the industry, and that this Agreement does not preclude the MANUFACTURER from entering into agreements with O.E.M.'s for the supply of the Air-Link System to O.E.M.'s and their authorized dealers.

DISTRIBUTORSHIP AGREEMENT

THIS AGREEMENT MADE AS OF THE ______ DAY OF ______________, 199___.

BETWEEN:

RAYDAN MANUFACTURING LTD.
a corporation incorporated under the
laws of the Province of Alberta, Canada
(hereinafter called the "MANUFACTURER")

03 AUG 20 AM 7:21

- and -

STENGEL BROS. INC.
a corporation incorporated in Pennsylvania
under the laws of the State of Pennsylvania
(hereinafter called the "DISTRIBUTOR")

A. WHEREAS the MANUFACTURER is in the business of distributing an air bag truck suspension system (the "Air-Link System") known as "Air-Link" ® ™;

B. AND WHEREAS the MANUFACTURER has and owns the registered trade mark "Air-Link ® ™" and the proprietary trade name rights thereto;

C. AND WHEREAS the MANUFACTURER has exclusive rights to manufacture, market and distribute the invention entitled "Air Bag and Walking Beam Construction" and which invention is patented in Canada and the United States of America under patent numbers 2 041 998 9 and 878 299, and which the MANUFACTURER markets as the Air-Link System.

D. AND WHEREAS the DISTRIBUTOR wishes to become a distributor of the Air-Link System.

E. AND WHEREAS the DISTRIBUTOR has represented to the MANUFACTURER that it has the qualifications, capability, technical ability, access to the market place and interest to promote the image and goodwill of Air-Link System and the ability to meet the standards of performance in such areas as sales, promotion, service, facilities, payment of obligations, and other areas as are set forth in this Agreement;

F. AND WHEREAS the MANUFACTURER and the DISTRIBUTOR have the mutual goals to provide a high level of service to the consumer and the promotion of the Air-Link System in order to achieve growth and success.

G. The DISTRIBUTOR shall have no right to market the Air-Link System and shall have no licence to Air-Link ® ™ or "Air Bag and Walking Beam Construction" patents except for the limited licence and authorization as provided herein.

You further agree that money damages would not be a sufficient remedy for any breach of this Agreement by you or your employees, agents, representatives or professional advisors and in addition to all other remedies, RAYDAN MANUFACTURING LTD. shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

No failure or delay by RAYDAN MANUFACTURING LTD. in exercising any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any right, power or privilege hereunder.

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and in the event of any action or proceeding being commenced in relation to this Agreement you hereby agree to only use and to attorn to the Courts of the Province of Alberta, Canada.

WHEREFORE you hereby agree to the foregoing terms.

DATED this 25 day of Jan, ~~1995~~ 1996.

STENGEL BROS INC
(Name of proposed Distributor) (c/s)

PER: John M Stengel

PER: ______________________



DISTRIBUTORSHIP AGREEMENT
SCHEDULE "B"

CREDIT INFORMATION AGREEMENT and RELEASE

BETWEEN:

RAYDAN MANUFACTURING LTD
(a corporation incorporated under the laws of the Province of Alberta, Canada)

- and -

STENGEL BROS INC.
a corporation incorporated in Pennsylvania
under the laws of the State of Pennsylvania
(hereinafter called the "DISTRIBUTOR")

WHEREAS STENGEL BROS INC. (the "DISTRIBUTOR") wishes to enter into a **Distributorship Agreement** with RAYDAN MANUFACTURING LTD and to apply for credit from **RAYDAN** MANUFACTURING LTD. for the supply of services and materials.

AND IN CONSIDERATION of RAYDAN MANUFACTURING LTD incurring expenses and expending **time and** effort in considering the request and application:

NOW THEREFORE THE "DISTRIBUTOR" DOES HEREBY empower and authorize **RAYDAN MANUFACTURING LTD.** to obtain from any business, credit or financial institution, any credit or **personal** information as may be requested by RAYDAN MANUFACTURING LTD. and this Agreement **and Release** shall be full authority for such business, credit agency or financial institution to provide the **requested** information.

DATED this 25 day of JAN ________, ~~1995~~ 1996

Name: STENGEL BROS INC
(The "Distributor") (c/s)

PER: John M. Stengel

PER: ________

DISTRIBUTORSHIP AGREEMENT
SCHEDULE "C"

DESCRIPTION OF THE AIR-LINK SYSTEM and COMPONENTS

PART NUMBERS:

800001
800002
800004
800005
800006
800007
800009
800010
800014
800015

PART #800001 LEVER SHOCK ASSEMBLY



3/4 NF NYLOCK (4)
NFNY3/4
3/4 x 2 x 1 5/8 SPACER BRACKET
158SP (2)
3/4 x 3 1/2 NF GR. 8 CAP (2)
NF8 3/4x3 1/2
3/4 x 6 NF GR.8 CAP
NF8 3/4x6 (2)
SHOCK
700115 (2)
3/4" x 2" FLAT WASHER (4)
FW3/4x2
1 3/4" SHOCK TUBE (4)
134TB
LOWER LEVER SHOCK BRACKET (2)
LLSB
3/4" FLAT WASHER (4)
FW3/4

PART #800002
DIFF. SHOCK ASSEMBLY – OUTSIDE FRAME



3/4NF NYLOCK NFNY3/4 (4)
3/4 x 2 x 1 5/8 SPACER BRACKET 158SP (2)
3/4 x 3 1/2 NF GR. 8 CAP NF8 3/4x3 1/2 (2)
3/4 x 6 NF GR.8 CAP NF8 3/4x6 (2)
SHOCK 700104 (2)
3/4" x 2" FLAT WASHER FW3/4x2 (4)
1 3/4" SHOCK TUBE 134TB (4)
OUTSIDE DIFF BRACKET OFBR (2)
3/4" FLAT WASHER FW3/4 (4)

PART #800004 DUMP VALVE ASSEMBLY



AIR TANK
TO HEIGHT CONTROL VALVES
1/4" SYNFLEX
1485-4
25 ft.
1472-4B
2
1/4NPTx1/8 SQN TEE
1/4 NPT BULKHEAD
1495-S
1
CONTROL VALVE
1
229617RP
1/4 NPF x 1/8 SYN STR
1468-4B
EXHAUST
FROM RIGHT HEIGHT CONTROL VALVE
PILOT (DUMP) VALVE
90054079
2
FROM LEFT HEIGHT CONTROL VALVE
EXHAUST
TO AIR BAGS
TO AIR BAGS
EXHAUST

PART #800005 PRESSURE GUAGE ASSEMBLY



DUAL NEEDLE AIR GUAGE
R8706
1
DV
TO LEFT HEIGHT CONTROL OR DUMP VALVE
1/4 NPT x 1/8 SQN TEE
1472-4B
2
TO LEFT AIR BAGS
1/4 TUBE x 1/8 FEMALE PIPE
1466-4A
2
TO RIGHT HEIGHT CONTROL OR DUMP VALVE
TO RIGHT AIR BAGS
1/4 NPF x 1/8 SYN STR
1468-4B
4
1/4 NPT BULKHEAD
1495-S
2
1/4" SYNFLEX
1485-4
25 ft.

INSTRUCTIONS

1.) Find part number on shelf.
2.) Cross out quantity required as each part is picked. (2)
3.) Check that each part picked is the same.
4.) Fill in "PICKED BY:"
5.) Affix part label to box.
6.) Place part sheet in box and tape box.

PICKED BY: ______________

PART #800006 STANDARD AIR ASSEMBLY



(18) FRAME BOLT & FLANGE NUT
FB5/8x2 1/2
(1) INFORMATION ENVELOP
800016
AIR LINK
800016
AIR TANK
CLOSE NIPPLE (1)
CL1/4
PRESSURE PROTECTION VALVE (1)
118181
CLOSE NIPPLE (1)
CL3/8
1/4 NPF x 1/8 SYN STR (3)
1468-4B
1/4 SYNFLEX (20 ft)
1485-4
1/4 x 1/8 SYN 90 (1)
1469-4B
1/4 NPT BULKHEAD (1)
1495-S
LINKAGE ASSY
09-7908 (2)
HEIGHT CONTROL VALVE (2)
90054007
1/4 NPT x 1/8 SQN TEE
1/4NPTx1/8 SQN TEE (3)
1/4 x 1/4 90 DEG STR EL
1168 (2)
3/4 NF JAM NUT
NFJN3/4 (4)
SPACER 1 OD x 1/2
ALSP (2)
1/2 NC NUT
NC1/2 (4)
1/2 LOCK WASHER
LW1/2 (4)
AIR LINK BAG
SHORT STEM
9039SS (2)
AIR LINK BAG
9039 (2)
3/4 INTERNAL TOOTH LW
INT3/4 (8)
3/4 NC JAM NUT
NCJN3/4 (4)

PART #800007
STANDARD TORQUE ROD
ASSEMBLY



DIFFERENTIAL BRACKET
TAH8
1
5/8 NF NYLOCK
NFNY5/8
2
5/8 HARDENED FLAT WASHER
UBFW5/8
2
TORQUE ROD
50234
1
TA FRAME BRACKET
22186
1
5/8 x 5 NF GR. 8 CAP
NF8 5/8x5
2

PART #800009
AIR LINK – EATON



3/8 SPACER PLATE
SP3/8
1
1/4 SPACER PLATE
SP1/4
1
LH UPPER IND SADDLE – EATO
TMLE
1
RH UPPER IND SADDLE – EATON
TMRE
1
LH UPPER SADDLE
LUS
1
RH UPPER SADDLE
RUS
1
3/4" FLAT WASHERS
FW3/4
16
HINGE BUSHING – CLEVIT
ALHB
2
RH LOWER SADDLE C/W CAPS
RLS
1
LH LOWER SADDLE C/W CAPS
LLS
1

PART #800010
AIR LINK – STANDARD


LH INDEPENDENT SADDLE
TML
1
RH INDEPENDENT SADDLE
TMR
1
LH UPPER SADDLE
LUS
1
RH UPPER SADDLE
RUS
1
3/4" FLAT WASHERS
FW3/4
16
HINGE BUSHINGS – CLEVITE
ALHB
2
RH LOWER SADDLE C/W CAPS
RLS
1
LH LOWER SADDLE C/W CAPS
LLS
1

PART #800014
AIR LINK - HIGH BLOCK



LH INDEPENDENT SADDLE
TML
1
RH INDEPENDENT SADDLE
TMR
1
LH UPPER SADDLE
LUS
1
RH UPPER SADDLE
RUS
1
3/4" FLAT WASHERS
FW3/4
16
HINGE BUSHINGS - CLEVITE
ALHB
2
RH LOWER SADDLE HM C/W CAPS
RLSHM
1
LH LOWER SADDLE HM C/W CAPS
LLSHM
1

PART #800015

AIR LINK - HIGH BLOCK - EATON


3/8 SPACER PLATE
SP3/8
1
1/4 SPACER PLATE
SP1/4
1
LH UPPER IND SADDLE - EATON
TMLE
1
RH UPPER IND SADDLE - EATON
TMRE
1
LH UPPER SADDLE
LUS
1
RH UPPER SADDLE
RUS
1
3/4" FLAT WASHERS
FW3/4
16
HINGE BUSHING - CLEVITE
ALHB
2
RH LOWER SADDLE HM C/W CAPS
RLSHM
1
LH LOWER SADDLE HM C/W CAPS
LLSHM
1

DISTRIBUTORSHIP AGREEMENT
SCHEDULE "D"

AIR-LINK WARRANTY TERMS

1. During the period of three years from the date a new and unused Air Link product is purchased from an authorized dealer and for unlimited mileage, Raydan Manufacturing Ltd. agrees to either repair or replace any component manufactured by Raydan Manufacturing Ltd. which fails to meet Raydan Manufacturing Ltd.'s standard of quality as to materials or workmanship.

2. Components repaired or replaced by Raydan Manufacturing Ltd. in accordance with the preceding clause shall continue to be covered by the preceding clause for the balance of the three year period.

3. Components not manufactured by Raydan Manufacturing Ltd. will have such warranty as is provided by the manufacturer thereof, and the following components are not currently manufactured by Raydan Manufacturing Ltd.:

    Bushings, air bags, air hoses, height adjustment valves.

4. The foregoing is limited to the original purchaser/customer and it is subject to Raydan Manufacturing Ltd. being satisfied that there is a defect in material or workmanship and being satisfied that the product or component has not been damaged by improper maintenance, abuse, misuse, negligence or accident.

5. It is the responsibility of the purchaser/customer to ensure that all component parts of the vehicle on which Air Link products are installed have adequate and proper weight ratings for the use and application of the vehicle.

6. Raydan Manufacturing Ltd. reserves the right to change or improve the design of the Air Link products without being obliged to make modifications to previous models.

7. Raydan Manufacturing Ltd. and it authorized dealers shall not be liable for any special or consequential damages, whatsoever or howsoever caused, arising from the use of any Air Link products.

DISTRIBUTORSHIP AGREEMENT
SCHEDULE "G"

TERRITORY APPOINTMENT

The MANUFACTURER appoints the DISTRIBUTOR a limited exclusive distributorship for the marketing and sale of the Air-Link System, as more specifically defined herein, at and only within the state of Pennsylvania east of and including the counties of:

1. Potter
2. Clinton
3. Centre
4. Mifflin
5. Juniata
6. Perry
7. Franklin

MANUFACTURER or to enforce any of the remedies of the MANUFACTURER under this Agreement or to pursue an action against the DISTRIBUTOR for a breach of this Agreement, the DISTRIBUTOR hereby agrees to indemnify the MANUFACTURER for all such legal costs on a solicitor and own client basis.

Insurance

27. (a) The DISTRIBUTOR shall at all times maintain to the satisfaction of the MANUFACTURER public liability, including but not limited to products and completed operations liability, insurance in the amount of $ 1,000,000.00 U.S.D. per incident.

(b) Without limiting the DISTRIBUTOR'S insurance obligations the MANUFACTURER will maintain product liability insurance in the amount of 1 million dollars ($1,000,000.00) Canadian and will provide upon the DISTRIBUTOR'S request confirmation of such insurance.

Non-Assignable

28. This Agreement may not be assigned by the DISTRIBUTOR without the prior written consent of the MANUFACTURER first had and received.

IN WITNESS WHEREOF the parties hereto have set their hands and seals.

RAYDAN MANUFACTURING LTD. (c/s)

PER: [signature]

PER: ______________________

"Distributor" TRIANGLE AUTO SPRING CO. (c/s)

PER: [signature] 10/16/98

PER: ______________________

(d) The DISTRIBUTOR shall immediately remove or obliterate any and all signs designating the DISTRIBUTOR as an authorized distributor of the MANUFACTURER'S products.

(e) The DISTRIBUTOR shall immediately notify and instruct publications and others who may list or publish the DISTRIBUTOR'S name as an authorized distributor of the MANUFACTURER, including telephone directories and other business directories, to discontinue such listing.

(f) The MANUFACTURER shall have the option to repurchase from the DISTRIBUTOR any and all products of the MANUFACTURER in the DISTRIBUTOR'S inventory at the net invoice price at which the products were originally purchased by the DISTRIBUTOR, and the price shall not include any additional costs incurred by the DISTRIBUTOR such as shipping, delivery, duty or sales tax.

(g) The DISTRIBUTOR shall promptly provide to the MANUFACTURER or its authorized agent an inventory list of the products and allow a representative of the MANUFACTURER to inspect the same.

(h) In the event of non payment, the DISTRIBUTOR hereby authorizes and grants unto the MANUFACTURER the right to seize and remove the DISTRIBUTOR'S inventory, upon termination of the Agreement, and to dispose of such inventory by sale, and to apply the net proceeds to any amounts owing by the DISTRIBUTOR to the MANUFACTURER.

Non-Agency

24. This Agreement does not in any way create the relationship of principal and agent between the MANUFACTURER and the DISTRIBUTOR and in no circumstances shall the DISTRIBUTOR, its agents or employees be considered the agent of the MANUFACTURER and visa versa.

Governing Law

25. This Agreement shall be governed by and be interpreted in accordance with the applicable law of Delaware, U.S.

Enforcement

26. If the MANUFACTURER in its discretion retains legal counsel for the purpose of collecting or recovering monies payable by the DISTRIBUTOR to the

Notice

22. (a) Any notice to be given to the MANUFACTURER may be made by personal service or by registered mail to:

1802 - 8th STREET
NISKU, Province of Alberta, CANADA
T9E 7W2
Phone Number - (403) 955-2859
Fax Number - (403) 955-2386

(b) Any notice to be given to the DISTRIBUTOR may be made by personal service or by registered mail to:

TRIANGLE AUTO SPRING CO.
P.O. BOX 425 (MALONEY ROAD
DUBOIS, PENNSYLVANIA
15801

Telephone: (814) 375-7219
Fax: (814) 371-4495

(c) The parties may change or amend their respective notice address upon thirty (30) days prior notification to the other party.

Responsibilities upon Termination

23. Upon termination of this Agreement:

(a) The DISTRIBUTOR shall no longer be an authorized distributor for the MANUFACTURER.

(b) The due date of all invoices and all amounts owed to the MANUFACTURER shall automatically accelerate so that they shall become due and payable on the effective date of termination, even if longer terms had been previously provided.

(c) (i) The DISTRIBUTOR shall immediately discontinue any and all use of the trademarks and trade names of the MANUFACTURER including any such use in advertising or in the DISTRIBUTOR'S business materials.

(ii) The DISTRIBUTOR acknowledges and agrees that the MANUFACTURER owns trade mark Air Link ®™ and trade names "Air Link System", "Raydan Air Link System", "Raydan Manufacturing Ltd.", and "Raydan".

Trade Name/Patent/Licensing

19. (a) So long as this Agreement or any renewal remains in effect and is not terminated the MANUFACTURER grants to the DISTRIBUTOR a non-exclusive licence to use the names "Air Link" ®™ and "Authorized Distributor of Raydan Air Link System", and the right to market the "Air Link System" within the stated territory.

(b) The rights granted hereunder shall be exercised only in connection with the advertising and sale of products as authorized under this Agreement and within the authorized territory.

(c) The MANUFACTURER shall have the right to inspect, approve and control the type and quality of any advertising using or incorporating any MANUFACTURER trademarks, trade names, symbols or trade dress or patents licensed hereunder.

(d) Should this Agreement be terminated for any reason, the DISTRIBUTOR shall immediately cease to use or display or caused to be used or displayed in any manner and for any purpose, the trademarks, trade names, and associated symbols licensed hereunder, and any patent licensing contained herein shall be immediately terminated.

(e) These terms likewise apply to the Flagg names and logos where applicable.

Termination

20. In addition to any other remedies available to the MANUFACTURER, upon the DISTRIBUTOR breaching any of the terms of this Agreement, this Agreement may be terminated by three (3) months written notice by letter or personal service. Any sums due to the MANUFACTURER shall be paid in full by way of a combination of cash and/or the return of inventory (at cost) only as credit (towards the indebtedness) with no restocking charge. All costs associated in returning the units to the MANUFACTURER shall be born by the DISTRIBUTOR.

21. In addition to the preceding Article, the MANUFACTURER may terminate this Agreement immediately if:

(a) DISTRIBUTOR becomes insolvent or a receiver is appointed or any petition or similar proceeding is filed by or against it under any bankruptcy laws or an assignment is made for the benefit of creditors,

(b) any misrepresentation, false report or claim is made to the MANUFACTURER prior to or during the term of this Agreement or any renewal hereof;

(c) there is a failure to pay the MANUFACTURER any sums that may be due to the MANUFACTURER pursuant to the terms of this Agreement;

12. The DISTRIBUTOR shall pay to the MANUFACTURER the price and other charges for the products as set forth in the pricing catalogue (Schedule "A").

13. (a) Without limiting the rights and remedies of the MANUFACTURER, the MANUFACTURER may cancel any order or refuse or delay the shipment thereof should the DISTRIBUTOR fail to meet any payment terms of this Agreement or if this Agreement is terminated.

(b) The cancellation or withholding of any order due to payment problems shall not be construed as nor shall constitute a termination or breach of this Agreement by the MANUFACTURER.

14. Products may not be returned to the MANUFACTURER without prior written authorization from the MANUFACTURER and products returned must be insured and shipped freight prepaid.

Payment

15. Except as otherwise stated herein, all payments shall be made in the currency of U.S. Dollars.

16. Payment of all orders made by the DISTRIBUTOR shall be net thirty (30) days on receipt of product.

17. Any amount outstanding for more than 30 days shall bear interest thereafter at the rate of 18% per annum.

Shipping and Delivery

18. (a) Shipping and delivery shall be the responsibility of the DISTRIBUTOR and the MANUFACTURER shall not be responsible for any damages to the product consequent or otherwise, arising in transit.

(b) Products shall be delivered to Cambridge, Ontario at the expense of the DISTRIBUTOR with the cost being incorporated into the sales price.

(c) In the event that the MANUFACTURER supplies a defective product to the DISTRIBUTOR, the determination of whether the product is defective being as determined by the MANUFACTURER in its sole and unfettered discretion made in good faith, the MANUFACTURER shall have the option of either reimbursing the DISTRIBUTOR for the cost thereof or replacing the defective product at no charge to the DISTRIBUTOR.

Distributor Responsibilities

7. In order to achieve the mutual goals of this relationship it is recognized and agreed that the DISTRIBUTOR responsibilities shall include the following:

(a) to use its best efforts to promote and sell the Air Link System, as provided by the MANUFACTURER, through advertising, promotion and sales program,

(b) to cooperate and work with the MANUFACTURER'S representatives on an agreed timely schedule,

(c) to co-ordinate all warranty service for the MANUFACTURER'S products when requested by the customers; such service to be co-ordinated in accordance with the policies and procedures of the MANUFACTURER as they may be on the date herein as set out in attached Schedule "A",

Warranty

8. The MANUFACTURER warrants that the Air Link ™ components shall be free from defects in material and workmanship and shall conform to the specifications provided. This warranty is not in limitation of any other express or implied warranties which may be applicable to such parts. This warranty does not apply in the event of damage from abnormal or improper use, accident, alteration, neglect, abuse, improper service or installation or damage caused by war, insurrection, flood, fire or act of God. This warranty shall be effective for 36 months being on the date that the system is sold to a user of the system (customer) as evidenced by the DISTRIBUTOR'S invoice and is non transferable after initial retail purchase.

(a) The DISTRIBUTOR shall provide to customers a copy of the warranty of the Air Link System on delivery of the suspension.

9. The MANUFACTURER shall not be liable for any warranty or for any defects except as stated in the written warranty and which claim is to be processed as set out in Schedule "D" hereto.

Supply and Prices

10. (a) The MANUFACTURER agrees to sell the Air Link System and components to the DISTRIBUTOR as set out in the pricing documents in Schedule "A".

(b) Prices are subject to change on 60 days prior notice.

11. The DISTRIBUTOR shall order the products from the MANUFACTURER on a purchase order form.

2. The DISTRIBUTOR further agrees that it will distribute Air Link to all applicable distributors in its system.

TERRITORY APPOINTMENT

3. (a) The MANUFACTURER appoints the DISTRIBUTOR distributorship to market and sell the Air Link System, as more specifically defined herein, at and only within the following territory:

i) within the country of The United States of America

(b) This appointment is subject to the terms and conditions contained herein.

(c) The Air Link System product includes such components as defined and identified in Schedule "A" attached hereto;

4. It is understood and agreed that products of the MANUFACTURER including the Air Link System are and will continue to be provided to Original Equipment Manufacturer's ("O.E.M.'s") as that term is used in the industry, and that this Agreement does not preclude the MANUFACTURER from entering into agreements with O.E.M.'s for the supply of the Air Link System to O.E.M.'s and their authorized dealers. It is further expressly agreed that the MANUFACTURER retains the express right to supply the Air Link System to the U.S. Military and its affiliates unless otherwise agreed to in writing as the U.S. Military and its affiliates are deemed to be an O.E.M. for the purposes of this Agreement.

Exclusivity

5. (a) The DISTRIBUTOR shall only sell, promote and market the Air Link System as supplied by the MANUFACTURER and shall not make any modifications to or substitute any components of the system without the MANUFACTURER'S prior written approval.

(b) The DISTRIBUTOR covenants and agrees not to be involved in the distribution, sale or promotion of any similar truck suspension utilizing the concept of an air spring walking beam suspension.

Term

6. The term of this Agreement shall be for a duration of five years from the date of this Agreement above written. The Agreement shall be renewed for a further five years term at the option of the Distributor.

TERMS & CONDITIONS OF SALES

THIS AGREEMENT MADE AS OF THE 16 DAY OF October, 1998.

BETWEEN:

RAYDAN MANUFACTURING LTD.
a corporation Incorporated under the
laws of the Province of Alberta, Canada
(hereinafter call the "MANUFACTURER")

- and -

TRIANGLE AUTO SPRING CO.
a corporation incorporated in DELAWARE
under the laws of the Province DELAWARE
(hereinafter called the "DISTRIBUTOR")

A. WHEREAS the MANUFACTURER is in the business of manufacturing and marketing an air spring truck suspension system (the "Air Link System") known as "Air Link" ®™;

B. AND WHEREAS the MANUFACTURER has and owns the registered trade mark "Air Link" ®™ and the proprietary trade name rights thereto;

C. AND WHEREAS the MANUFACTURER has exclusive rights to manufacture, market and distribute the invention entitled "Air Spring and Walking Beam Construction" and which invention is patented in Canada and the United States of America under patent numbers 2 041 998 and 5228718, and which the MANUFACTURER markets as the Air Link System.

D. AND WHEREAS the DISTRIBUTOR agrees to distribute the Air Link System.

E. AND WHEREAS the DISTRIBUTOR has access to the market place and interest to promote the Air Link System;

F. AND WHEREAS the MANUFACTURER and the DISTRIBUTOR have the mutual goals to deliver a proven reliable product with a high level of support service to the customer and the professional promotion of the Air Link System in order to achieve growth and success.

In CONSIDERATION of the foregoing and of the mutual covenants contained herein the parties hereto agree as follows:

INITIAL PURCHASE

1. As a condition to this Agreement the DISTRIBUTOR agrees to purchase eight (8) Air Link Systems for Inventory.

MANUFACTURER or to enforce any of the remedies of the MANUFACTURER under this Agreement or to pursue an action against the DISTRIBUTOR for a breach of this Agreement, the DISTRIBUTOR hereby agrees to indemnify the MANUFACTURER for all such legal costs on a solicitor and own client basis.

Insurance

27. (a) The DISTRIBUTOR shall at all times maintain to the satisfaction of the MANUFACTURER public liability, including but not limited to products and completed operations liability, insurance in the amount of $ 1,000,000.00 U.S.D. per incident.

(b) Without limiting the DISTRIBUTOR'S insurance obligations the MANUFACTURER will maintain product liability insurance in the amount of 1 million dollars ($1,000,000.00) Canadian and will provide upon the DISTRIBUTOR'S request confirmation of such insurance.

Non-Assignable

28. This Agreement may not be assigned by the DISTRIBUTOR without the prior written consent of the MANUFACTURER first had and received,

IN WITNESS WHEREOF the parties hereto have set their hands and seals.

RAYDAN MANUFACTURING LTD. (c/s)

PER: ______________________________

PER: ______________________________

"Distributor": TRIANGLE AUTO SPRING CO. **(c/s)**

PER: ______________________________

PER: ______________________________

(d) The DISTRIBUTOR shall immediately remove or obliterate any and all signs designating the DISTRIBUTOR as an authorized distributor of the MANUFACTURER'S products.

(e) The DISTRIBUTOR shall immediately notify and instruct publications and others who may list or publish the DISTRIBUTOR'S name as an authorized distributor of the MANUFACTURER, including telephone directories and other business directories, to discontinue such listing.

(f) The MANUFACTURER shall have the option to repurchase from the DISTRIBUTOR any and all products of the MANUFACTURER in the DISTRIBUTOR'S inventory at the net invoice price at which the products were originally purchased by the DISTRIBUTOR, and the price shall not include any additional costs incurred by the DISTRIBUTOR such as shipping, delivery, duty or sales tax.

(g) The DISTRIBUTOR shall promptly provide to the MANUFACTURER or its authorized agent an inventory list of the products and allow a representative of the MANUFACTURER to inspect the same.

(h) In the event of non payment, the DISTRIBUTOR hereby authorizes and grants unto the MANUFACTURER the right to seize and remove the DISTRIBUTOR'S inventory, upon termination of the Agreement, and to dispose of such inventory by sale, and to apply the net proceeds to any amounts owing by the DISTRIBUTOR to the MANUFACTURER.

Non-Agency

24. This Agreement does not in any way create the relationship of principal and agent between the MANUFACTURER and the DISTRIBUTOR and in no circumstances shall the DISTRIBUTOR, its agents or employees be considered the agent of the MANUFACTURER and visa versa.

Governing Law

25. This Agreement shall be governed by and be interpreted in accordance with the applicable law of Pennsylvania, U.S.

Enforcement

26. If the MANUFACTURER in its discretion retains legal counsel for the purpose of collecting or recovering monies payable by the DISTRIBUTOR to the

Notice

22. (a) Any notice to be given to the MANUFACTURER may be made by personal service or by registered mail to:

1802 - 8th STREET
NISKU, Province of Alberta, CANADA
T9E 7W2
Phone Number - (403) 955-2859
Fax Number - (403) 955-2386

(b) Any notice to be given to the DISTRIBUTOR may be made by personal service or by registered mail to:

TRIANGLE AUTO SPRING CO.
P.O. BOX 425 (MALONEY ROAD
DUBOIS, PENNSYLVANIA
15801

Telephone: (814) 375-7219
Fax: (814) 371-4495

(c) The parties may change or amend their respective notice address upon thirty (30) days prior notification to the other party.

Responsibilities upon Termination

23. Upon termination of this Agreement:

(a) The DISTRIBUTOR shall no longer be an authorized distributor for the MANUFACTURER.

(b) The due date of all invoices and all amounts owed to the MANUFACTURER shall automatically accelerate so that they shall become due and payable on the effective date of termination, even if longer terms had been previously provided.

(c) (i) The DISTRIBUTOR shall immediately discontinue any and all use of the trademarks and trade names of the MANUFACTURER including any such use in advertising or in the DISTRIBUTOR'S business materials.

(ii) The DISTRIBUTOR acknowledges and agrees that the MANUFACTURER owns trade mark Air Link ®™ and trade names "Air Link System", "Raydan Air Link System", "Raydan Manufacturing Ltd.", and "Raydan".

Trade Name/Patent/Licensing

19. (a) So long as this Agreement or any renewal remains in effect and is not terminated the MANUFACTURER grants to the DISTRIBUTOR a non-exclusive licence to use the names "Air Link" ®™ and "Authorized Distributor of Raydan Air Link System", and the right to market the "Air Link System" within the stated territory.

(b) The rights granted hereunder shall be exercised only in connection with the advertising and sale of products as authorized under this Agreement and within the authorized territory.

(c) The MANUFACTURER shall have the right to inspect, approve and control the type and quality of any advertising using or incorporating any MANUFACTURER trademarks, trade names, symbols or trade dress or patents licensed hereunder.

(d) Should this Agreement be terminated for any reason, the DISTRIBUTOR shall immediately cease to use or display or caused to be used or displayed in any manner and for any purpose, the trademarks, trade names, and associated symbols licensed hereunder, and any patent licensing contained herein shall be immediately terminated.

(e) These terms likewise apply to the Flagg names and logos where applicable.

Termination

20. In addition to any other remedies available to the MANUFACTURER, upon the DISTRIBUTOR breaching any of the terms of this Agreement, this Agreement may be terminated by three (3) months written notice by letter or personal service. Any sums due to the MANUFACTURER shall be paid in full by way of a combination of cash and/or the return of inventory (at cost) only as credit (towards the indebtedness) with no restocking charge. All costs associated in returning the units to the MANUFACTURER shall be born by the DISTRIBUTOR.

21. In addition to the preceding Article, the MANUFACTURER may terminate this Agreement immediately if:

(a) DISTRIBUTOR becomes insolvent or a receiver is appointed or any petition or similar proceeding is filed by or against it under any bankruptcy laws or an assignment is made for the benefit of creditors,

(b) any misrepresentation, false report or claim is made to the MANUFACTURER prior to or during the term of this Agreement or any renewal hereof;

(c) there is a failure to pay the MANUFACTURER any sums that may be due to the MANUFACTURER pursuant to the terms of this Agreement;

12. The DISTRIBUTOR shall pay to the MANUFACTURER the price and other charges for the products as set forth in the pricing catalogue (Schedule "A").

13. (a) Without limiting the rights and remedies of the MANUFACTURER, the MANUFACTURER may cancel any order or refuse or delay the shipment thereof should the DISTRIBUTOR fail to meet any payment terms of this Agreement or if this Agreement is terminated.

(b) The cancellation or withholding of any order due to payment problems shall not be construed as nor shall constitute a termination or breach of this Agreement by the MANUFACTURER.

14. Products may not be returned to the MANUFACTURER without prior written authorization from the MANUFACTURER and products returned must be insured and shipped freight prepaid.

Payment

15. Except as otherwise stated herein, all payments shall be made in the currency of U.S. Dollars.

16. Payment of all orders made by the DISTRIBUTOR shall be net thirty (30) days on receipt of product.

17. Any amount outstanding for more than 30 days shall bear interest thereafter at the rate of 18% per annum.

Shipping and Delivery

18. (a) Shipping and delivery shall be the responsibility of the DISTRIBUTOR and the MANUFACTURER shall not be responsible for any damages to the product consequent or otherwise, arising in transit.

(b) Delivery shall be F.O.B. at Nisku, Alberta, Canada and thereat delivery to the DISTRIBUTOR shall be deemed completed.

(c) In the event that the MANUFACTURER supplies a defective product to the DISTRIBUTOR, the determination of whether the product is defective being as determined by the MANUFACTURER in its sole and unfettered discretion made in good faith, the MANUFACTURER shall have the option of either reimbursing the DISTRIBUTOR for the cost thereof or replacing the defective product at no charge to the DISTRIBUTOR.

Distributor Responsibilities

7. In order to achieve the mutual goals of this relationship it is recognized and agreed that the DISTRIBUTOR responsibilities shall include the following:

(a) to use its best efforts to promote and sell the Air Link System, as provided by the MANUFACTURER, through advertising, promotion and sales program,

(b) to cooperate and work with the MANUFACTURER'S representatives on an agreed timely schedule,

(c) to co-ordinate all warranty service for the MANUFACTURER'S products when requested by the customers; such service to be co-ordinated in accordance with the policies and procedures of the MANUFACTURER as they may be on the date herein as set out in attached Schedule "A",

Warranty

8. The MANUFACTURER warrants that the Air Link ™ components shall be free from defects in material and workmanship and shall conform to the specifications provided. This warranty is not in limitation of any other express or implied warranties which may be applicable to such parts. This warranty does not apply in the event of damage from abnormal or improper use, accident, alteration, neglect, abuse, improper service or installation or damage caused by war, insurrection, flood, fire or act of God. This warranty shall be effective for 36 months being on the date that the system is sold to a user of the system (customer) as evidenced by the DISTRIBUTOR'S invoice and is non transferable after initial retail purchase.

(a) The DISTRIBUTOR shall provide to customers a copy of the warranty of the Air Link System on delivery of the suspension.

9. The MANUFACTURER shall not be liable for any warranty or for any defects except as stated in the written warranty and which claim is to be processed as set out in Schedule "D" hereto.

Supply and Prices

10. (a) The MANUFACTURER agrees to sell the Air Link System and components to the DISTRIBUTOR as set out in the pricing documents in Schedule "A".

(b) Prices are subject to change on 60 days prior notice.

11. The DISTRIBUTOR shall order the products from the MANUFACTURER on a purchase order form.

2. The DISTRIBUTOR further agrees that it will distribute Air Link to all applicable distributors in its system.

TERRITORY APPOINTMENT

3. (a) The MANUFACTURER appoints the DISTRIBUTOR distributorship to market and sell the Air Link System, as more specifically defined herein, at and only within the following territory:

i) within the country of The United States of America

(b) This appointment is subject to the terms and conditions contained herein.

(c) The Air Link System product includes such components as defined and identified in Schedule "A" attached hereto;

4. It is understood and agreed that products of the MANUFACTURER including the Air Link System are and will continue to be provided to Original Equipment Manufacturer's ("O.E.M.'s") as that term is used in the industry, and that this Agreement does not preclude the MANUFACTURER from entering into agreements with O.E.M.'s for the supply of the Air Link System to O.E.M.'s and their authorized dealers. It is further expressly agreed that the MANUFACTURER retains the express right to supply the Air Link System to the U.S. Military and its affiliates unless otherwise agreed to in writing as the U.S. Military and its affiliates are deemed to be an O.E.M. for the purposes of this Agreement.

Exclusivity

5. (a) The DISTRIBUTOR shall only sell, promote and market the Air Link System as supplied by the MANUFACTURER and shall not make any modifications to or substitute any components of the system without the MANUFACTURER'S prior written approval.

(b) The DISTRIBUTOR covenants and agrees not to be involved in the distribution, sale or promotion of any similar truck suspension utilizing the concept of an air spring walking beam suspension.

Term

6. The term of this Agreement shall be for a duration of five years from the date of this Agreement above written. The Agreement shall be renewed for a further five years term at the option of the Distributor.

TERMS & CONDITIONS OF SALES

THIS AGREEMENT MADE AS OF THE ______ DAY OF ______________, 199____.

BETWEEN:

RAYDAN MANUFACTURING LTD.
a corporation incorporated under the
laws of the Province of Alberta, Canada
(hereinafter call the "MANUFACTURER")

- and -

TRIANGLE AUTO SPRING CO.
a corporation incorporated in PENNSYLVANIA
under the laws of the Province PENNSYLVANIA
(hereinafter called the "DISTRIBUTOR")

A. WHEREAS the MANUFACTURER is in the business of manufacturing and marketing an air spring truck suspension system (the "Air Link System") known as "Air Link" ®™;

B. AND WHEREAS the MANUFACTURER has and owns the registered trade mark "Air Link" ®™ and the proprietary trade name rights thereto;

C. AND WHEREAS the MANUFACTURER has exclusive rights to manufacture, market and distribute the invention entitled "Air Spring and Walking Beam Construction" and which invention is patented in Canada and the United States of America under patent numbers 2 041 998 and 5228718, and which the MANUFACTURER markets as the Air Link System.

D. AND WHEREAS the DISTRIBUTOR agrees to distribute the Air Link System.

E. AND WHEREAS the DISTRIBUTOR has access to the market place and interest to promote the Air Link System;

F. AND WHEREAS the MANUFACTURER and the DISTRIBUTOR have the mutual goals to deliver a proven reliable product with a high level of support service to the customer and the professional promotion of the Air Link System in order to achieve growth and success.

In CONSIDERATION of the foregoing and of the mutual covenants contained herein the parties hereto agree as follows:

<u>INITIAL PURCHASE</u>

1. As a condition to this Agreement the DISTRIBUTOR agrees to purchase eight (8) Air Link Systems for inventory.

03 AUG 20 AM 7:21

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made and entered into on December 01, 2001, by and between:

RAYDAN MANUFACTURING, INC.,
a company organized and existing under the laws of Alberta, Canada,
(hereinafter called **"RAYDAN"**),

and

TECNOLOGIA DE SUSPENSIONES, S.A. DE C.V.
a company organized and existing under the laws of Mexico
(hereinafter called **"TECSUS"**).

A. WHEREAS RAYDAN is in the business of manufacturing and marketing an air spring truck suspension system known as "Air Link".™;

B. WHEREAS RAYDAN has and owns the patent of a suspension design as well as the *registered trade mark "Air Link"™ and the proprietary trade name rights thereto;*

C. WHEREAS THIS JOINT VENTURE represents a supply, assemble and distribution agreement between RAYDAN AND TECSUS;

D. WHEREAS RAYDAN is interested in supplying to TECSUS, the components described in EXHIBIT "A" enclosed hereto ("RAYDAN Components") and having TECSUS assemble such RAYDAN Components and TECSUS Components as defined in EXHIBIT "A" in order to produce a Final Product described in EXHIBIT "B" enclosed hereto ("Final Product(s)") which will be sold by TECSUS to Original Equipment Manufacturers and aftermarket customers ("OEM and Aftermarket Customers"- as that term is used in the industry), in the territory described in EXHIBIT "C" enclosed hereto ("Territory");

E. WHEREAS TECSUS is in the business of manufacturing and marketing heavy vehicle products for OEM and Aftermarket Customers within the NAFTA territories.

F. WHEREAS TECSUS is interested in supplying to RAYDAN, the components described in EXHIBIT "A" enclosed hereto ("TECSUS Components");

G. WHEREAS TECSUS is prepared to assemble RAYDAN Components and sell the Final Products to OEM and Aftermarket Customers in the Territory, according to the terms and conditions set forth herein;

H. WHEREAS TECSUS has access to the market place and the resources to promote the Final Product;

I. AND WHEREAS RAYDAN and TECSUS have the mutual goals to deliver a proven, reliable product with a high level of support service to the customer and the professional promotion of the Final Product in order to achieve market share as well as corporate profits.

IN CONSIDERATION of the mutual covenants of the parties hereinafter set forth, RAYDAN and TECSUS do hereby agree as follows:

SUBJECT MATTER OF THE AGREEMENT

1. This Agreement covers the supply of RAYDAN Components by RAYDAN to TECSUS, the supply of TECSUS Components by TECSUS to RAYDAN and the assembly of RAYDAN Components by TECSUS in order for TECSUS to sell the Final Products to OEM and Aftermarket Customers in the Territory.

   TECSUS shall, at its sole discretion, provide or use its facilities or an affiliate or subsidiary facilities to manufacture, procure components and assemble the Final Products. TECSUS represents to RAYDAN that such facilities are suitable and adequate for the performance of its obligations under this Agreement.

   TECSUS shall have the right to enter in any other supply agreement with any third party in order to: (i) supply TECSUS Components to RAYDAN in accordance with RAYDAN requirements, and (ii) purchase any complementary components required for the assembly of the Final Product ("Complementary Components"). TECSUS shall be responsible for the competitive value in price, performance, delivery, reliability, technology or quality of such Complementary Components.

   TECSUS will make its best effort to maintain a sufficient inventory of TECSUS Components; being market applicable models, sufficient parts and accessories to service the Territory demand. RAYDAN shall maintain, during and for a period of 5 years after termination of this Agreement, sufficient inventory of aftermarket RAYDAN Components to service TECSUS or OEM and Aftermarket Customer's demand.

VOLUMES

2. The parties agree that no minimum quantities of annual production of Final Products or minimum purchase quantities of RAYDAN Components, TECSUS Components and/or Complementary Components are implied herein, and no penalties shall be imposed on either party.

TECHNOLOGY

3. TECSUS shall have responsibility and exclusive management of the Final Products' assembly. RAYDAN shall provide all technical assistance required by TECSUS to

guarantee that the Final Products meet all RAYDAN engineering specifications and quality standards.

RAYDAN will designate a product engineer and/or other individuals who will be made available at request of TECSUS to resolve and make decisions regarding the use of RAYDAN Components in the assembly process, and to resolve other design or manufacturing issues. In the event that such person or persons are not available, TECSUS, without any responsibility, will make a decision in its best judgment with immediate notice to RAYDAN.

RAYDAN will provide at no additional cost to TECSUS such design and design qualification assistance, manufacturing assistance, technical, service parts and field support as required by TECSUS.

TECHNOLOGY SUPPLY

4. RAYDAN shall provide in the form of drawings, blueprints, specifications, engineering data, informational technical data, design information, design manufacturing process data, and any other written computer or oral form of disclosure or media as well as, technical assistance and know how to TECSUS, in such detail as to enable TECSUS to assemble the Final Product in accordance with the patent specifications.

   Information obtained from outside suppliers or from any third party shall be subject to any restrictions or limitations on the use thereof placed by such supplier or third party.

   During the term of this Agreement, RAYDAN will make available to TECSUS all improvements, modifications or additions to the RAYDAN Components.

   RAYDAN grants TECSUS, and TECSUS accepts, an exclusive and non-transferable license to use the technical documentation, technical assistance and know how for the sole purpose of manufacturing and assembling the RAYDAN Components under this Agreement. The technical documentation, technical assistance and know how shall be provided by RAYDAN to TECSUS, with no royalty of any kind.

   TECSUS shall be responsible to work out the manufacturing process documents. Errors contained in the technical documentation and know-how shall be immediately revised by RAYDAN upon receipt of written notice to them from TECSUS. Corrections or modifications shall be made solely by RAYDAN, at its own expense.

APPLICATION OF TECHNOLOGY TO FINAL PRODUCTS

5. TECSUS agrees to assemble the Final Products in accordance with the technical documentation and know-how provided by RAYDAN and free from defects in workmanship. Any changes to the Final Products, without prior written approval from RAYDAN, related to or affecting safety shall be deemed to be defective and shall be replaced by TECSUS at its cost and expense. The parties will negotiate in good faith on obsolete inventory responsibility as applied to engineering changes.

INVENTORY CONTROL

6. TECSUS shall control all parts, RAYDAN Components and Complementary Components inventories that are used for the assembly of Final Products. RAYDAN shall be entitled to carry out periodic inventory control and process audits. TECSUS shall keep RAYDAN Components and Complementary Components separated from other materials.

MATERIALS QUALITY

7. Except for the RAYDAN Components, TECSUS shall perform quality control inspections of the Complementary Components it receives from its suppliers. If a RAYDAN Component or other item of material received from RAYDAN or any third party is defective or fails to conform to specifications, TECSUS shall send a written rejection notice to the appropriate RAYDAN personnel or third party personnel, such be the case, so that they may take appropriate measures.

SUPPLY, PRICES AND PAYMENT

8. RAYDAN shall supply the RAYDAN Components to TECSUS and TECSUS shall supply the TECSUS Components to RAYDAN, at the prices provided in EXHIBIT "A" attached hereto or at such other prices as they may quote and agree from time to time. The parties agree to submit written purchase orders for the RAYDAN Components and TECSUS Components, such be the case, at their addresses set forth in Section 23 of this Agreement, on order forms supplied by RAYDAN and TECSUS respectively. The Parties shall use their best efforts to fill all orders, requested by the other party ,but shall not be liable to RAYDAN and/or TECSUS under this Agreement for failure to fill orders due to any reason beyond their control.

9. The sales commissions that TECSUS shall pay to RAYDAN or any RAYDAN subsidiary located in the USA for each Final Product assembled by TECSUS shall be according to the commission mechanism provided under EXHIBIT "D" attached hereto. Accordingly, the parties agree to meet as they mutually agree, in order to present purchase and sales reports, prices and commissions related to the subject matter of this Agreement.

10. Except as otherwise stated in this Agreement, all prices and commissions set forth herein shall be specified in United States dollars and all payments hereunder shall be made in United States dollars by wire transfer at a bank designated by RAYDAN and TECSUS respectively, upon delivering of the corresponding receipt of same, provided however that in case of any introduction of foreign currency controls imposed by the United Mexican States prohibiting or limiting the right or ability of TECSUS to make payments in United States dollars, TECSUS shall pay all payments hereunder in Mexican pesos, converting such amounts in United States dollars into Mexican pesos at the exchange rate applicable on the respective payment date.

11. RAYDAN and TECSUS agree that all RAYDAN Components and TECSUS Components purchased hereunder shall be paid no later than 48 hours from collection of the accounts receivable from OEM´s and Aftermarket customers.

12. If RAYDAN makes a major change in Final Product design which affects the assembly process or modifies or introduces any modification relating to the variable costs that causes a decrease or increase of the unit cost of the Final Product, then the unit price of the Final Product shall be adjusted to reflect the effect of the change upon mutual agreement of the parties. The parties will mutually review the pertinent detail and supporting documentation to determine the need to revise prices.

SHIPPING AND DELIVERY OF RAYDAN COMPONENTS AND TECSUS COMPONENTS

13. (a) RAYDAN Components shall be shipped to Laredo Texas, USA; otherwise all prices are F.O.B. NISKU, ALBERTA, CANADA. *(F.O.B. - Free on Board as defined by the International Chamber of Commerce, Incoterms 1990)*. TECSUS Components shall be shipped to; Nuevo Laredo, Tamaulipas, Mexico; otherwise all prices are F.O.B. GENERAL ESCOBEDO, NUEVO LEON, MEXICO.

(b) Shipping and delivery of RAYDAN Components shall be the responsibility of TECSUS. RAYDAN shall not be responsible for any damages to the RAYDAN Components, consequent or otherwise, arising in transit. Shipping and delivery of TECSUS Components shall be the responsibility of RAYDAN. TECSUS shall not be responsible for any damages to the TECSUS Components, consequent or otherwise, arising in transit.

(c) Each party shall notify the other party of the approximate date of shipment of the RAYDAN Components or TECSUS Components, such be the case.

(d) Unless otherwise agreed in writing, weights and volumes of shipment shall be determined by reference to the bill of lading.

(e) Each party shall inspect the RAYDAN Components or TECSUS Components, such be the case, upon receipt and shall notify the other party in writing, by facsimile or e-mail, within fourteen (14) natural days following the date of receipt of any non-conforming RAYDAN Components or TECSUS Components, such be the case. Any non-conforming RAYDAN Components or TECSUS Components may, at the non accepting party election, be returned to the other party, at the other party's expense (including shipping), for full credit or refund, as the case may be or be shipped with conforming components within twenty-one (21) days of the date that the other party receives written notice from the non accepting party of any non-conforming component.

(f) Each party shall comply, at its sole expense, with all laws, regulations and treaties applicable to the performance of its duties under this Agreement and to the operation of this Agreement, including the filing of all documents and obtaining of all permits, authorizations and the like required by the laws of all applicable jurisdictions.

(g) Each party shall not engage in any conduct, furnish any information, or take any other action which would violate any applicable laws, rules, regulations or customs having the effect of law or cause the other party to become subject to any tax to which such party is not subject on the date of this Agreement or to lose any tax benefits available to such party on the date of this Agreement; provided, however, that this covenant with regard to taxes shall not apply to the effects of activities contemplated by this Agreement.

DISTRIBUTION, TERRITORY APPOINTMENT, ASSIGNMENT AND EXCLUSIVITY

14. (a) RAYDAN hereby appoints TECSUS to be its exclusive, authorized, independent distributor to purchase from RAYDAN the RAYDAN Components and, after the assembly of RAYDAN Components, sell to the OEM and Aftermarket Customers the Final Product in the Territory and for the performance of such other services as TECSUS and RAYDAN shall agree in writing from time to time, provided, however that RAYDAN shall not appoint any other third party to assemble the RAYDAN Components and to solicit customers or sell, directly or indirectly, the RAYDAN Components or Final Product in the Territory.

(b) Except for the provisions set forth in this Agreement, TECSUS may not appoint, delegate to, deputize, authorize or in any way whatsoever empower any other party to act on TECSUS' behalf under this Agreement, without the express, prior written approval of RAYDAN.

(c) TECSUS shall promote, market and sell the Final Product as assembled by TECSUS and shall not make any modifications to or substitute any RAYDAN Components of the Final Product without RAYDAN'S written consent which will not be unreasonably withheld.

(d) TECSUS shall provide to RAYDAN regular marketing plans including areas to be covered, potential customers and estimated sales volumes for their designated territory. To assist in building a successful marketing plan, TECSUS and RAYDAN shall meet regularly to share ideas and information.

15. TECSUS hereby accepts the appointment described in Section 14 (a) of this Agreement, and agrees (i) to make, to the best of its ability, all efforts necessary to sell the Final Product to prospective or existing OEM and Aftermarket Customers in the Territory according to the terms and conditions set forth herein. In furtherance of these responsibilities accepted by TECSUS, TECSUS hereby agrees:

(a) to provide and maintain qualified sales personnel to maintain and develop the OEM and Aftermarket Customers market for sales of the Final Product in the Territory;

(b) to cover the Territory with adequate and reasonable sales activities, including advertising, distribution of technical and sales materials, exhibitions, demonstrations and other methods of promoting sales of the Final Product, and to bear all expenses incurred in connection with such activities;

(c) to furnish to RAYDAN copies of all proposed advertising, technical, sales and other materials relating to the Final Product;

(d) to inform RAYDAN of any infringements of its patents, trademarks, and other proprietary rights that come to its knowledge, and to assist RAYDAN in the safeguarding of such legal rights;

(e) not to represent competitors of RAYDAN in the Territory or otherwise solicit customers in the Territory for competitors or products that compete with the Final Products;

(f) to maintain adequate insurance against loss or damage of Final Product, while in the possession of TECSUS;

(g) to coordinate all warranty service for the Final Product when requested by OEM and Aftermarket Customers; such service to be coordinated in accordance with Sections 17,18 and 19 of this Agreement.

In order to perform the services mentioned on the section 15, paragraphs a, b and g, Tecsus may contract third parties

SHIPPING AND DELIVERY OF FINAL PRODUCTS

16. TECSUS acknowledges that all the sales of Final Products that TECSUS may execute with the OEM and Aftermarket Customers shall observe the following procedures, terms and conditions, unless otherwise the parties agree in writing:

(a) TECSUS will quote prices, delivery dates and payment terms as specified in EXHIBIT "E" enclosed hereto.

(b) OEM and Aftermarket Customers shall maintain adequate insurance against loss or damage to the Final Products, while in transit, until the time title and risk of loss are passed from TECSUS to OEM and/or Aftermarket Customers upon delivery to carrier;

(c) All Final Products purchased by any OEM and/or Aftermarket Customers hereunder shall be paid by OEM and Aftermarket Customers to TECSUS, for the territory, "Net Thirty (30) days".

(d) All deliveries of Final Products by TECSUS to OEM and/or Aftermarket Customers will be Ex Works as defined by the International Chamber of Commerce Incoterms 1990, unless TECSUS has otherwise agreed in writing in advance with the OEM and Aftermarket Customers.

(e) All delivery points to carrier for shipment of Final Products hereunder shall be located in Mexico, where full and final delivery by TECSUS and passage of title and risk of loss of all Final Products to OEM and Aftermarket Customers shall occur, independent of final delivery by carrier to OEM and Aftermarket Customers at the named place of destination. TECSUS shall not be the

importer of record of Final Products to the Territory. All OEM and Aftermarket Customers shall import the Final Products into the Territory and shall be responsible for inspection of the Final Products for damage or loss when they are off-loaded, customs clearance, arrangements for storage in bonded warehouses, transportation and such other related activities as may be necessary to import, inspect, transport and store the Final Products.

WARRANTY

17. (a) RAYDAN and TECSUS warrant that the RAYDAN Components and TECSUS Components, respectively, shall be free from defects in materials and workmanship and shall conform to the specifications provided. This warranty is not in limitation of any other express or implied warranties, which may be applicable to such parts. This warranty does not apply in the event of damage from abnormal or improper use, accident, alteration, neglect, abuse, improper service or installation or damage caused by war, insurrection, flood, fire, or act of God. This warranty shall be effective for 3 (three) years or 300,000 (three hundred thousand) miles, whatever occurs first, from the date that the Final Product is sold to a user of the system (customer) as evidenced by the corresponding invoice and is non transferable after initial retail purchase.

(b) RAYDAN warrants TECSUS that the design engineering of Final Product shall be free from defects and shall function according to the specifications provided. RAYDAN shall pay TECSUS all costs and expenses incurred by TECSUS in the manufacture of Final Products not working according to the specifications. RAYDAN shall take all appropriate measures to correct the design engineering of Final Product as soon as possible.

(c) TECSUS warrants that the assembly of Final Product shall be free from defects in workmanship and shall conform to the specifications provided. This warranty is not in limitation of any other express or implied warranties, which may be applicable. This warranty does not apply in the event of damage from abnormal or improper use, accident, alteration, neglect, abuse, improper service or installation, or damage caused by war, insurrection, flood, fire, or act of God. This warranty shall be effective for 3 (three) years or 300,000 (three hundred thousand) miles, whichever occurs first, from the date that the Final Product is sold to a user of the system (customer) as evidenced by TECSUS' invoice and is non transferable after initial retail purchase.

(d) TECSUS shall provide to OEM and Aftermarket Customers a copy of the warranty card of the Final Product on delivery.

18. RAYDAN shall not be liable for any warranty or for any defects except as stated in the written warranty. Claims are to be processed as set out in RAYDAN'S procedure documents attached hereto as EXHIBIT "F", provided, however that if the design engineering of the Final Product and/or RAYDAN Components results from defects in material and workmanship, during the effectiveness of such warranty, RAYDAN shall pay shipping and related charges incurred in returning the Final Product and/or RAYDAN Components for warranty repair.

19. TECSUS shall not be liable for any warranty or for any defects except as stated in the written warranty. Claims are to be processed as set out in the TECSUS' procedure documents attached hereto as EXHIBIT "G", provided, however that if the assembly of Final Product and TECSUS Components, during the effectiveness of such warranty, results from defects in workmanship, TECSUS shall pay shipping and related charges incurred in returning the Final Product for warranty repair.

TRADE NAME, PATENT AND LICENSING

20. RAYDAN shall from time to time provide to TECSUS certain advice, technical information, know-how, and other proprietary data and information that it has available, to aid TECSUS in the solicitation of sales of the Final Product;

    (a) So long as this Agreement or any renewal remains in effect and is not terminated, RAYDAN grants to TECSUS an exclusive license to use the names Air Link™ and authorized distributor of the Raydan Air Link System and the right to market the Final Product within the Territory; provided however that TECSUS may improve and/or modify the process of manufacturing and/or assembling the Final Product according to its OEM and Aftermarket Customer/market requirements. TECSUS will inform RAYDAN of such modifications and/or improvements.

    (b) The rights granted hereunder shall be exercised only in connection with the advertising and sale of Final Product as authorized under this Agreement and within the Territory.

    (c) RAYDAN shall have the right to inspect, approve and control the type and quality of any advertising using or incorporating any RAYDAN trademarks, trade names, symbols or trade dress or patent licensed hereunder;

    (d) Should this Agreement be terminated for any reason, TECSUS shall immediately cease to use or display or cause to be used or displayed in any manner and for any purpose, the trademarks, trade names and associated symbols licensed hereunder and any patent licensing contained herein shall be immediately terminated, except for the purpose of selling any existing stock of Final Product (but without in any way stating or suggesting that TECSUS, after the term of this Agreement, is an authorized distributor of RAYDAN or for its products).

TERM

21. This Agreement shall become effective on December 01, 2001 and unless earlier terminated, shall remain in force for a period of two (2) years beginning on such date. This Agreement shall renew automatically for successive terms of two (2) years on the anniversary date hereof unless either party gives notice of termination, with or without cause, pursuant to Section 22 below.

TERMINATION

22. (a) This Agreement shall be terminable at the election of the non defaulting party in the event of: (i) the breach by RAYDAN or TECSUS of any of the terms of this Agreement if the breach remains unresolved ten (10) days after the other party has given to the breaching party, notice of the breach; (ii) a determination by either party of the insolvency of the other party, (iii), the institution of any proceedings in bankruptcy by or against either party, (iv) any action by either party under insolvency laws or for reorganization, (v) dissolution of either party , voluntary or by law, or (vi) a material breach of any of the terms of this Agreement by either party;

(b) In addition to the termination of this Agreement pursuant to provisions of Section 22 (a), this Agreement shall be terminable at the election of the non defaulting party:

(1) If, (i) there is a failure to pay by either party any sums that may be due to the other party pursuant to the terms of this Agreement and such sums remains unpaid ten (10) days after the non defaulting party has given notice of such due sums;

(2) if, (i) there is a delivery delay of the RAYDAN Components or TECSUS Components under the terms set forth herein and such delay remains unresolved thirty (30) days after the non breaching party has given to the other party notice of such delay. All costs associated in returning the components as the case may be, according to this Section 22 (b) (2), shall be born by the defaulting party.

(c) The parties agree that upon termination of this Agreement, the parties shall be entitled to continue receiving RAYDAN Components and/or TECSUS Components, such be the case, with respect to orders from TECSUS duly accepted by RAYDAN and/or orders from RAYDAN duly accepted by TECSUS during the term of this Agreement for which either party expects to receive full payment by way of combination of cash and/or return of inventory (at cost) only as credit (towards the indebtedness) with no restocking charge. Additionally, the parties shall be entitled to receive any unpaid amount owed by the other party in respect to orders duly accepted by the parties before the date of termination of this Agreement.

RAYDAN and TECSUS shall not be entitled to and shall not claim or seek indemnification or any other form of damages or compensation from any party by reason of termination of this Agreement pursuant to its terms or loss of their rights under this Agreement pursuant to such termination, nor shall they seek compensation or damages on account of prospective profits or income after the termination date.

In the event that either party has any business relations with the other party after termination of this Agreement, these relations will not be construed as a renewal of this Agreement or as a waiver of the termination.

NOTICES

23. Any notice, transmittal of documents, correspondence or other communication between the parties hereto shall be in writing, addressed to the party to whom sent and transmitted prepaid either by air courier or by telex or facsimile with signed written original to follow by air courier. All such notices in compliance with this provision shall be deemed received by the other party on the next business day after transmission by telex or facsimile and on the third business day after transmission by air courier. For purpose of this Agreement, the addresses of the parties are as follows until changed by written notice from the party desiring to change its address to the other party:

RAYDAN: Raydan Manufacturing Inc.
601 – 18th Avenue,
NISKU, ALBERTA, CANADA T9E 7T7
Telephone(780)(~~708~~) 955-2859 (or) (888) 472-9326
Facsimile:(780)(~~708~~) 955-2386

TECSUS: Tecnología de Suspensiones, S.A. de C.V.
Av. Roble 701 Piso 11
Col. Valle Campestre C.P. 66265
San Pedro Garza García, N.L. Mexico
Telephone: (52) 81 83 68 75 00
Facsimile: (52) 81 83 56 55 75

LEGAL RELATIONSHIP AND INDEMNIFICATION

24. (a) The term TECSUS as used throughout this Agreement refers only to the entity named and does not refer to or create any rights in any other corporation, partnership, agency, person, firm or venture in which TECSUS or any of its partners or employees may own an interest;

(b) The relationship of TECSUS to RAYDAN under this Agreement shall be that of an independent contractor. TECSUS does not have, nor shall it represent that it has, any power or authority (i) to conclude contracts on behalf of RAYDAN or otherwise to bind RAYDAN, or (ii) to assume or create any obligation, express or implied, on behalf of RAYDAN or in RAYDAN's name or in the name of any officer or employee of RAYDAN or in the name of TECSUS as the purported agent of RAYDAN or (iii) to purport to commit RAYDAN in any way to any obligation or contract. Further, TECSUS shall commit no act that would tend to subject RAYDAN to the jurisdiction of any court, administrative body or governmental authority of the Territory.

(c) The relationship of RAYDAN to TECSUS under this Agreement shall be that of an independent contractor. RAYDAN does not have, nor shall it represent that it has, any power or authority (i) to conclude contracts on behalf of TECSUS or otherwise to bind TECSUS, or (ii) to assume or create any obligation, express or implied, on behalf of TECSUS or in TECSUS's name or in the name of any officer or employee of TECSUS or in the name of RAYDAN as the purported

agent of TECSUS or (iii) to purport to commit TECSUS in any way to any obligation or contract. Further, RAYDAN shall commit no act that would tend to subject TECSUS to the jurisdiction of any court, administrative body or governmental authority.

(d) TECSUS agrees to PROTECT, INDEMNIFY, AND SAVE RAYDAN HARMLESS from any and all claims, suits, actions, demands, compensation, penalties, assessments, or damages, for damages or injuries to persons or property (including that of RAYDAN) asserted, received or sustained through or on account of (i) any act or omission in connection with the work of TECSUS, its employees or its agents, (ii) any default or omission of TECSUS, its employees or its agents, (iii) any breach of this Agreement by TECSUS or (iv) claims of any third parties claiming under, by or through TECSUS, and to reimburse any expenses, penalties or costs, including but not limited to, legal fees (calculated on a solicitor and his own client basis) and expenses of investigation incurred by RAYDAN in defending any such claim, demand, suit or action.

(e) RAYDAN agrees to PROTECT, INDEMNIFY AND SAVE TECSUS HARMLESS from any and all claims, suits, actions, demands, compensation, penalties, assessments, or damages, for damages or injuries to person or property (including that of TECSUS) asserted, received or sustained through or on account of (i) any act or omission in connection with the work of RAYDAN, its employees or its agents, (ii) any default or omission of RAYDAN, its employees or its agents, (iii) any breach of this Agreement by RAYDAN or (iv) claims of any third parties claiming under, by or through RAYDAN and to reimburse any expenses, penalties or costs, including but not limited to, legal fees (calculated on a solicitor and his own client basis) and expenses of investigation incurred by TECSUS in defending by such claim, demand, suit or action.

(f) The obligations of TECSUS under paragraph 24 (c) and the obligations of RAYDAN under paragraph 24 (d) shall continue in full force and effect after the termination of this Agreement, regardless of how this Agreement is terminated.

APPLICABLE LAW

25. The validity, performance, interpretation and effect of this Agreement shall be governed by, construed and enforced in accordance with the laws of Mexico.

ARBITRATION

26. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof, which cannot be resolved by agreement of the parties, shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the "Rules") by one or more arbitrators. The arbitration shall be held before one arbitrator (unless otherwise agreed by the parties) appointed by mutual agreement of the parties. If, however, the parties

cannot agree upon an arbitrator, each shall appoint one arbitrator and the two arbitrators so appointed shall appoint a third arbitrator. In such a case a decision of the majority of the arbitrators shall be binding. Unless the parties shall otherwise agree in writing, the arbitration shall be held in Monterrey, Mexico. The language to be used in the arbitral proceedings shall be English. The arbitrator(s) shall interpret this Agreement in accordance with the laws stipulated in Section 25. Any award, order or judgment pursuant to such arbitration shall be deemed final and binding on all parties and may be entered or enforced in any court of competent jurisdiction. The parties agree to submit to the jurisdiction of any such court for purposes of the enforcement of any such award, order or judgment.

FORCE MAJEURE

27. (a) Neither party hereto shall be responsible for any loss or damage to the other in the event that it is unable to fulfill the whole or any part of its obligations hereunder, or is prevented or delayed from fulfilling the same, due to war or hostilities (whether war be declared or not), invasion, act or foreign enemies, rebellion, revolution, insurrection, military usurpation of power, civil war or riot, strike, lockout, commotion, disorder, flood, tempest, earthquake, acts or omissions of civil or military authority whether legitimate or not, or other causes beyond the control of either party.

(b) Upon the occurrence of an event of force majeure, the party affected shall notify the other party immediately. The rights and obligations of either party under this Agreement affected by any such event of force majeure shall be suspended only for the duration and to the extent of such event of force majeure, and once such event of force majeure ceases to exist, the rights and obligations of the parties shall continue in full force.

TAXES

28. Each party hereto shall pay any and all transfer taxes, value added taxes, sales taxes or other taxes or fees and expenses which incurs in connection with this Agreement in accordance to Mexican tax law

Notwithstanding the above and in accordance with Mexican tax law, RAYDAN authorizes TECSUS to withhold and pay to the Mexican tax authorities, any sum related with the payment of any tax arising to RAYDAN from this Agreement.

MISCELLANEOUS

29. (a) Should any provision of this Agreement be held unenforceable or invalid, then the parties hereto agree that such provision shall be deemed modified to the extent necessary to render it lawful and enforceable, or if such a modification is not possible without materially altering the intention of the parties hereto, then such provision shall be severed herefrom. In such case the validity of the

remaining provisions shall not be affected and this Agreement shall be construed as if such provisions were not contained herein.

(b) All headings used herein are for the convenience of reference only, do not constitute substantive provisions of this Agreement, and shall not be used in construing the meaning or intent of the terms or provisions hereof.

(c) All agreements and understandings between the parties relating to supplying and purchasing Components and distribution of the Final Product in the Territory are embodied in this Agreement. This Agreement supersedes any previous agreements and understandings between the parties as to the subject matter hereof and is entire in itself and not a part of any other agreement and no promises, covenants or representations of any kind or nature other than those expressly stated herein have been made to induce either party to enter into this Agreement. All other terms and conditions whether express or implied by statute, common law, trade usage or custom are hereby excluded and extinguished.

(d) No modification, rescission, or waiver of this Agreement or any provision hereof shall be binding upon RAYDAN or TECSUS unless evidenced by an agreement in writing duly executed by authorized officers of RAYDAN and TECSUS. It is expressly agreed and understood that the waiver by a party of its rights or any portion of its rights, under this Agreement in any particular instance or instances, whether intentional or otherwise, shall not be considered as a continuing waiver which would prevent the subsequent enforcement of such rights or as a waiver of any other rights hereunder.

(e) This Agreement may be executed in one or more counterparts and when so executed, each counterpart shall be deemed an original and all of which shall constitute one and the same instrument.

EXECUTED on December 01, 2001, as of the date first above written.

"RAYDAN"	"TECSUS"
Raydan Manufacturing Inc.	Tecnología de Suspensiones, S.A. de CV
By: Raymond W. English	By: Jesús L. Barrera Lozano
Title: President and CEO	Title: President
WITNESS	WITNESS

EXHIBIT "G"

TECSUS LIMITED WARRANTY

Tecnología de Supensiones SA de CV (Hereinafter TECSUS) warrants to the buyer ("Buyer") that, The Air Link Suspension will be free from defects in materials and workmanship. There is no charge to the Buyer for this warranty. This warranty extends to the end of the period of time from the date of sale by the Buyer, or, the mileage limitation, whichever comes first. Other restrictions to this warranty are detailed below this page. Components installed as replacements under this warranty are warranted only for the remainder of the period of time or mileage covered by this warranty.

This warranty does not cover normal wear and tear; nor does it cover a component which fails, malfunctions or is damaged as result of ; (I) improper modification or repair, (II) accident, abuse or improper use (including loading beyond the specified maximum vehicle weight) and altering engine power setting to exceed the original vehicle speed, or (III) improper or insufficient maintenance. For information about maintenance see the Maintenance Manual that applies to the product. This warranty does not apply to components not manufactured or supplied by TECSUS, or to components of vehicles operated outside Mexico, United States and Canada.

Air Link Suspension, is warranted for both parts and reasonable labor to repair or replace the TECSUS failed component. The exclusive remedy under this warranty shall be repair or replacement of the defective component at TECSUS's option.

This is the entire agreement between TECSUS and the Buyer about the warranty and no TECSUS employee or dealer is authorized to make any additional warranty on behalf of TECSUS. In no event shall TECSUS be liable for special, incidental, indirect or consequential damages of any kind, including but not limited to towing charges, downtime expenses, cargo damage or other losses resulting from a defective covered component.

WARRANTY COVERAGE					
Application	Months *	Miles *	Parts	Labor +	Exclusions and Limitations
Air Link Suspension Installed by OEM'S or retrofitted on on/off highway class 8 vehicles.	12	unlimited	100%	12 months only	Third party components (bushings, air bags, hoses, valves & shocks) are not covered by this warranty but are covered by the original equipment manufacturer's warranty through Raydan or its distributors.
* Which ever occurs first.					
+ Labor scales are negotiable due to constant changes in labor rates.					

"RAYDAN"
Raydan Manufacturing Inc.

By: Raymond W. English
Title: President and CEO

"TECSUS"
Tecnología de Suspensiones, S.A. de CV

By: Jesús L. Barrera Lozano
Title: President

WITNESS

WITNESS

Air Link.

LIMITED WARRANTY

RAYDAN MANUFACTURING INC (hereinafter Raydan) warrants this product to be free from defects in material and workmanship and agrees to repair or replace any part of the suspension which proves defective under these terms and conditions.

HOW LONG IS THE WARRANTY?
Parts and labor are warranted for one (1) year, unlimited mileage, for factory installed products from the date of the first consumer purchase.

WHO IS PROTECTED?
This warranty may be enforced only by the first consumer purchaser and it is not transferable.

WHAT IS COVERED AND WHAT IS NOT COVERED?
Except as specified below, this warranty covers all defects in material or workmanship in this product. The following are not covered by this warranty:

1. Any product which is not distributed by Raydan, an agent of Raydan or an authorized distributor for Raydan, which is not purchased by the first consumer purchaser.
2. Any product on which the product identification tag has been defaced, modified or removed.
3. Damage, deterioration or malfunction resulting from, but not limited to:
   a. Accident, misuse, abuse, neglect, fire or other acts of nature, improper storage, unauthorized product modification, acts of war, sabotage or terrorism or failure to follow instructions supplied with the product.
   b. Alteration, repair or attempted repair by anyone not authorized by Raydan.
   c. Any shipment of the product (all freight claims must be presented to the carrier).
   d. Installation of the product.
   e. Any other cause which does not relate to a product defect.
4. This warranty covers only Raydan supplied components. Service required as a result of a third party component (bushings, air bags, hoses, valves & shocks) is not covered by this warranty but is covered by the original equipment manufacturer's warranty through Raydan or its distributors.

WHAT RAYDAN WILL PAY FOR AND WHAT WE WILL NOT PAY FOR
Raydan will pay labor and material expenses for covered items but we will not pay for the following:

1. Payment of shipping and related charges incurred returning the product for warranty repair.

HOW YOU CAN GET WARRANTY SERVICE
To obtain warranty service, you must return this product to a Raydan authorized service center or directly to the Raydan factory for repair or replacement. It will be your obligation and expense to ship the product, freight prepaid or to deliver it to a Raydan authorized service center or other facility authorized by Raydan to render the warranty services.

Raydan may require that you provide the original bill of sale or receipt as proof of purchase in order to obtain warranty service. Please retain such proof of purchase with your records.

LIMITATION OF DAMAGES AND IMPLIED WARRANTIES

RAYDAN'S SOLE LIABILITY FOR ANY DEFECTIVE PRODUCT IS LIMITED TO THE REPAIR OR REPLACEMENT OF THE PRODUCT AT OUR OPTION. RAYDAN WILL NOT BE LIABLE FOR:

1. DAMAGE TO OTHER PROPERTY CAUSED BY ANY DEFECTS IN THIS PRODUCT, DAMAGES BASED UPON INCONVENIENCE, LOSS OF USE OF THE PRODUCT, LOSS OF TIME, COMMERCIAL LOSS, OR
2. ANY OTHER DAMAGES, WHETHER INCIDENTAL, CONSEQUENTIAL OR OTHERWISE.

IT IS A CONDITION OF THIS WARRANTY POLICY THAT THE CUSTOMER WILL PROPERLY MAINTAIN AND OPERATE ALL EQUIPMENT. THE CUSTOMER WILL ALSO COMPLY WITH ALL SERVICE REQUIREMENTS AND RECOMMENDATIONS OF RAYDAN, THE MANUFACTURER, WITH REGARD TO THE SAID EQUIPMENT.

THIS WARRANTY IS EXCLUSIVE AND IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. SOME STATES DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES OR THE LIMITATION OR EXCLUSION OF LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES. THEREFORE, THE ABOVE EXCLUSIONS OR LIMITATIONS MAY NOT APPLY TO YOU.

This warranty gives you specific legal rights and you may also have other rights which vary from state to state.

FOR INFORMATION, TELEPHONE TOLL FREE 1-888-472-9328 or 1-780-955-2859 (8:00 am - 5:00 pm MST)

NOTE: All Products returned to Raydan for service MUST have prior approval, this may be obtained by calling the above number.

Raydan Manufacturing reserves the right to change or improve the design of the warranted product without obligation to make modifications to previous models sold. The manufacturer reserves the right to revise this warranty at its discretion.

It is the responsibility of the product owner to ensure all other component parts in the vehicle that are attached to the Air Link have adequate weight ratings for the required vehicle application.

Retain this for your records

EXHIBIT "E"

TECSUS SELLING PRICE LIST TO OEM'S CUSTOMERS

* Value can be changed by written agreement with RAYDAN & TECSUS

INTERNATIONAL	**US Dollars**
Air Suspension Kit AL-460	$2,856.00
MACK TRUCK	
DANA Spicer H. S. Assembly Div.	**US Dollars**
Air Suspension Kit AL-460	$2,822.00
MACK TRUCK	**US Dollars**
Air Suspension Kit AL-520	$2,988.00
Air Suspension Kit AL-750	$4,121.05

PAYMENT TERMS

30 Days from Invoice

DELIVERY DATES

60 Days from release date

"RAYDAN"	"TECSUS"
Raydan Manufacturing Inc.	Tecnología de Suspensiones, S.A. de CV
By: Raymond W. English	By: Jesús L. Barrera Lozano
Title: President and CEO	Title: President

EXHIBIT "D"

COMMISSION MECHANISM

The sales commissions that TECSUS will pay to RAYDAN or RAYDAN subsidiary shall be the 50% (Fifty) of the operation income.

The Operation Income will be the result of reducing from the Net Sales the Cost of Sales and the Operation Expenses

This commission will be paid quarterly according to a invoice from RAYDAN to TECSUS specifying sales commission rendered outside of Mexico.

At the end of the fiscal year there will be an adjustment based on an External Audit Report.

Example: (for Illustrative purposes only)

TECSUS
INCOME STATEMENT
IN U.S. DOLLARS

SALES	1000	100%
(-) COST OF SALES	700	70%
(=)GROSS MARGIN	300	30%
(-) OPERATION EXPENSES	90	9%
(=) OPERATION INCOME	210	21%
(-) COMMISION TO RAYDAN	105	11%
(=)PROFIT BEFORE TAX	105	11%
(x) 35% TAX	37	4%
(=)NET PROFIT	68	7%

Note: Operation Expenses includes Working Capital Expenses.

"RAYDAN"
Raydan Manufacturing Inc.

By: Raymond W. English
Title: President and CEO

"TECSUS"
Tecnología de Suspensiones, S.A. de CV

By: Jesús L. Barrera Lozano
Title: President

WITNESS

WITNESS

EXHIBIT"C"

Territory

Mexico, Central America, South America and OEM'S in USA (including International, Mack Truck and others) that the parties may develop from time to time.

"RAYDAN"	"TECSUS"
Raydan Manufacturing Inc.	**Tecnología de Suspensiones, S.A. de CV**
By: Raymond W. English	**By: Jesús L. Barrera Lozano**
Title: President and CEO	**Title: President**
WITNESS	**WITNESS**

EXHIBIT"B"

Final Products

Costumers: International Truck and Engine Corporation & Mack Truck

Rear Air Suspension Kit Model AL-460

52" Walking Beams c/w Bar Pin and End Bushings
Lever Shock Assembly
Height Control Valve & Linkage Assembly
Torque Rod Assembly
Dump Valve Assembly

Costumers: Mack Truck

Rear Air Suspension Kit Model AL-520

60" Walking Beams c/w Bar Pin and End Bushings
Lever Shock Assembly
Height Control Valve & Linkage Assembly
Torque Rod Assembly
Dump Valve Assembly

Rear Air Suspension Kit Model AL- 750

Kit Assembly #: 975-80-000

"RAYDAN"
Raydan Manufacturing Inc.

By: Raymond W. English
Title: President and CEO

"TECSUS"
Tecnología de Suspensiones S.A. de CV

By: Jesús L. Barrera Lozano
Title: President

WITNESS

WITNESS

EXHIBIT"A"

AIRLINK - STANDARD AL460

RAYDAN – Major Components

Raydan Part Number	Description	Initial Unit Price *
211-00-030	AIR BAG – AS8463P	65.94
206-00-071	BUSHING - URETHANE LEVER 6 -1/8"	27.50
206-00-066	CENTER BUSHING – WALKING BEAM	42.75
206-00-045	BAR PIN END BUSHING	55.00
471-70-115	SHOCK ABSORBER	26.57
203-02-025	HEIGHT CONTROL VALVE HADLEY	34.59
201-04-001	LINKAGE – ASSEMBLY (1247423C01)	5.57
203-02-055	AIR PRESSURE VALVE	9.21
352-80-087	TORQUE ROD BRACKET	5.47
224-31-001	TORQUE ROD	64.16

+

TECSUS – Major Components

Raydan Part Number	Description	Initial Unit Price**
646-83-003	HANGER, FRONT	74.36
646-80-004	HANGER, AIR	9.17
646-83-001	SADDLE - RIGHT	128.50
646-83-002	SADDLE - LEFT	128.50
600-80-112	WALKING BEAM 54"	173.00
205-00-520	CROSS TUBE	27.75

AIRLINK - MACK STANDARD AL520

RAYDAN– Major Components

Raydan Part Number	Description	Initial Unit Price*
211-00-030	AIR BAG – AS8463P	50.00
206-00-071	BUSHING – URETHANE LEVER 6 1/8"	27.50
206-00-066	CENTER BUSHING – WALKING BEAM	42.75
206-00-045	BAR PIN END BUSHING	55.00
471-70-115	SHOCK ABSORBER	26.57
201-04-001	LINKAGE-ASSEMBLY (1247423CO1)	5.57
203-02-025	HEIGHT CONTROL VALVE HADLEY	34.59
203-02-055	PRESSURE PROTEC VALVE WM-778-A	9.21

TECSUS – Major Components

Raydan Part Number	Description	Initial Unit Price**
652-80-003	HANGER, FRONT RH	83.28
652-80-005	HANGER, FRONT LH	83.28
646-80-040	HANGER, AIR	9.90
652-80-001	SADDLE - RIGHT	128.50
652-80-002	SADDLE - LEFT	128.50
600-80-111	WALKING BEAM 60"	186.84
205-00-520	CROSS TUBE	27.75

AIRLINK – STANDARD AL750

RAYDAN – Major Components

Raydan Part Number	Description	Initial Unit Price*
211-00-025	AIR BAG –AS8378	115.30
206-00-072	BUSHING – LEVER URETHANE 6 1/8"	50.00
206-00-066	CENTER BUSHING – WALKING BEAM	42.75
206-00-090	BAR PIN END BUSHING	92.50
446-51-202	SHOCK (KONI)	76.01
311-80-019	SHOCK - SPACER (KONI)	20.36
322-20-028	SADDLE- BRACKET, RESTRAINT STR	2.26
201-04-001	LINKAGE – ASSEMBLY (1247423C01)	5.57
203-02-025	HEIGHT CONTROL VALVE HADLEY	34.59
203-02-055	PRESSURE PROTEC VALVE WM-778-A	9.21

TECSUS – Major Components

Raydan Part Number	Description	Initial Unit Price**
675-80-003	HANGER, FRONT	123.81
875-80-004	HANGER, AIR	10.90
675-80-001	SADDLE – RIGTH	149.80
675-80-002	SADDLE – LEFT	149.80
660-80-112	WALKING BEAM - 60" W/LARGE E.C.	246.51

RAYDAN– Miscellaneous Components

Raydan Part Number	Description	Initial Unit Price*
201-00-240	BOLT GR8NF ¾" X 4"	0.61
201-01-090	FLAT WASHER HARDENED ¾"	0.14
201-00-025	BOLT GR5 NC ½" X 3 ¼"	0.57
201-00-030	BOLT GR5 NC ¼" X 1 ½"	0.03
201-00-040	BOLT GR5 NC ¼" X 3"	0.04
201-01-020	FLAT WASHER ½"	0.02
201-01-030	FLAT WASHER ¼"	0.01
201-01-100	WASHER LOCK ½"	0.01
201-02-110	NUT NC ½"	0.25
201-02-185	NUT NF ¾" JAM	0.13
201-02-195	NUT NC NYLOCK ¼"	0.01
346-80-036	HANGER-SPACER FOR INSTALL	4.48
346-80-037	HANGER-SPACER FOR INSTALL	3.95
346-80-038	HANGER-SPACER FOR INSTALL	3.55
201-00-230	BOLT GR8 NF ¾" X 3-1/2"	0.51
201-01-045	FLAT WASHER ¾ X 2	0.04
311-80-134	SHOCK TUBE	0.87
201-01-090	FLAT WASHER HARDENED UB ¾"	0.14
201-02-250	NUT NF NYKOCK ¾	0.14
205-00-351	SHOCK BRACKET HENDRICKSON	20.21
201-05-070	NIPPLE ¼" CLOSE	0.14
206-00-015	BUSHING – 1/2" X 1/8" REDUCER	0.39
201-07-025	BRASS - SYN STR 1/4"	0.43
201-05-050	BULK HEAD 1/4" NPT	0.74
201-08-005	SYNFLEX 1/4" BLACK @ 25 Ft Length	2.89
211-00-045	BAG - 120- BB EXTENSIONS FOR REA	0.35
203-01-005	2SYN 90 1/4! NPT X 1/4"	0.62
201-07-020	BRASS – SYN 45 1/4" NPT X 1/4"	1.08
201-00-065	BOLT GR5 NC 5/8" X 2 1/2" FLANGE	1.02
201-02-170	NUT NC 5/8" FLANGED	1.06
201-00-180	BOLT GR8 NC 5/8" X 3"	0.09
201-02-050	NUT 5/8" CONE LOCK	0.56
201-01-099	FLAT WASHER HARDENED UB 5/82	0.06
201-00-305	BOLT NC ¾" X 2 1/2" FRAME	1.75
201-02-125	NUT NC 3/4" FLANGED	1.22
201-04-125	TEE- SQN 1/4" NPT X ¼"	1.12
201-00-105	BOLT GR8 NC 1" X 7"	1.67
201-01-015	FLAT WASHER 1" X 2"	0.80
201-02-015	NUT CONE LOCK 1"	0.86
201-07-011	BRASS – SHOCK TUBE (13/4) 2X2X1/4	3.51

* USA DOLLARS FOB NISKU, ALBERTA.
** USA DOLLARS FOB ESCOBEDO, N.L.

"RAYDAN"
Raydan Manufacturing Inc.

By:
Title: Authorized Representative

WITNESS

"TECSUS"
Tecnología de Suspensiones, S.A.

By:
Title: Authorized Representative

WITNESS

ADDENDUM TO THE JOINT VENTURE AGREEMENT

1. Page 4 and Exhibit "B" Prices
All prices shall be subject to change upon mutual agreement of both parties

2. Page 8 and Exhibit "G" Warranty
Warranty conditions shall be subject to change to meet customer requests upon mutual agreement of both parties

~~3. Page 9 Trade Name, Patent and Licensing~~
~~Section (a)~~
~~Second paragraph deleted in its entirety – modifications to be made to the manufacturing process only~~

We hereby agree to the above noted clauses as an addendum to the Joint Venture Agreement

"RAYDAN"
Raydan Manufacturing Inc

By: Raymond W English
Title: President and CEO

WITNESS

"TECSUS"
Technologia de Suspensiones, SA de CV

By: Jesus L ~~Borrara~~ Lozano
Title: President Barrera

WITNESS

RAYDAN MANUFACTURING INC
601, 18TH AVENUE, NISKU ALBERTA

COMPANY OVERVIEW

Raydan Manufacturing Inc is a global leader in developing air ride walking beam suspensions, a sliding kingpin system for trailers and a wide array of chassis modifications. Raydan manufactures two patented proprietary products; the **Air Link™** and the **Easy Slider™**, both of which have gained strong market recognition and critical acclaim. As well, the Company provides a wide variety of chassis modifications from a twenty-three thousand square foot facility near Edmonton, Alberta.

Raydan's products are innovative and the company is aggressive. A willingness to look for challenges has successfully taken their products from the test centers of the Canadian and US military to the logging roads of South Africa and the oilfields of Siberia. A skilled team of professionals is determined to build a strong reputation as a supplier of high quality products to the heavy equipment industry.

PRODUCTS

Air Link™

The Air Link suspension is a unique combination of air ride and walking beam, which delivers everything the severe service and vocational truck markets demand in a suspension. Air Link features include high roll stability, lower maintenance costs, reduced impact damage and a smooth ride. Air Link has been tested and approved for use in a wide variety of applications, including truck cranes, fire apparatus, US and Canadian military units, as well as heavy-duty trucks.

Easy Slider ™

Easy Slider is a sliding kingpin system that can vary the kingpin position in a fully loaded trailer without disconnecting the truck from the trailer. The Easy Slider trailer system allows the kingpin (the pin that connects the trailer to the truck) position to be adjusted on a fully-loaded connected trailer, thereby allowing weight to be shifted from the truck's drive axles to the trailer axles and vice versa. By varying the overall length of the tractor/trailer unit the axle weight distribution can be optimized for load configurations and road conditions, maximizing payloads and improving traction.

Chassis Modifications

Raydan offers a process to convert trucks to 4X4, 6X6 or 8X8 configurations, with steering axles rated from 8000 to 23000 pounds. Our engineering department and chassis specialists can design and modify any chassis configuration to suit the customer's needs. A Raydan tandemization allows the operator to carry extra payload while meeting all axle weight restrictions and federal bridge span laws. Raydan will tandemize a truck to standard or custom specifications. Each one is meticulously catalogued for future reference.

The Air Link™ Walking Beam Suspension for Tandem Steer

In July 2001, Raydan was granted patent pending on the newest Air Link suspension designed and engineered for all tandem front axles. This new Air Link incorporates a redesigned walking beam, providing an unrivaled amount of articulations, an exceptionally smooth ride, high roll stability, low maintenance and equal weight distribution.

HISTORY OF SIGNIFICANT EVENTS

- 1992 – Company incorporated in the Province of Alberta
- 1993 - Testing by the National Research Council Canada confirms the superior performance of the Air Link suspension
- 1994 – Process begins for the commercialization of Air Link
- 1995 – Air Link introduced into the US marketplace
- 1995 – Air Link presented with the Crystal Award from Construction Equipment Magazine
- 1997 – Air Link gains acceptance as original equipment by Link Belt Construction Equipment
- 1997 – Terex Cranes offers Air Link as standard equipment
- 1998 – Raydan named one of the top fifty product innovators by the Society of Automotive Engineers
- 1998 – Raydan named Supplier of the Year by the Nevada Automotive Test Center
- 1998 – Triangle Auto Spring signs a Sales Agreement with Raydan to be the US Distributor of Air Link
- 1998 – Raydan issues a Confidential Information Memorandum and an Offering Memorandum in connection with a Private Placement to raise capital
- 1999 – Raydan begins its association with Dirona of Monterrey, Mexico, signing a Distributorship Agreement
- 1999 – Emergency One Inc retro-fits the first tandem axle fire truck with the Air Link suspension and begins assembly line installations in 2000
- 1999 – Completion of engineering to modify the Easy Slider for Boydstun Metal Works, a builder of auto carrier trailers
- 1999 – Kaylyn Siebert installs Air Link into several versions of heavy military trailers
- 1999 – The Forest Engineering Research Institute of Canada stipulates the use of Easy Slider for hauling long log B-trains
- 2000 – Grove Worldwide offers Air Link as original equipment
- 2000 – Raydan signs a Confidentiality and Non-Disclosure Agreement with Mack Trucks
- 2000 – Cottrell Inc accepts Easy Slider for installation online into their auto carrier trailers
- 2000 – Chassis builder Crane Carrier orders Air Link to be installed online in tandem axle applications
- 2000 – International Trucks retro-fits the first trucks with Air Link at the Truck Processing Service Center
- 2000 – Carmex Industries of Monterrey, Mexico, installs Air Link into a number of dump trailers
- 2000 – Kovatch Mobile Equipment equips first tandem fire trucks with Air Link
- 2001 – Raydan issues a Prospectus in connection with an Initial Public Offering
- 2001 – First oilwell service rig equipped with Air Link by Concord Well Servicing
- 2001 – Raydan granted listing on the CDNX (now the TSX Venture Exchange)
- 2001 – The City of New York mandates that all tandem axle fire trucks purchased by Fire and Rescue Services be equipped with the Air Link suspension
- 2001 – Air Link is factory installed by a number of fire apparatus manufacturers including Aerialscope, American LaFrance (a wholly owned subsidiary of Freightliner), Ferrara, Seagrave, Smeal, Spartan Motors (the largest custom chassis manufacturer in North America) and Sutphen, where it becomes standard equipment on all tandem axles
- 2001 – Dana installs the first Air Link suspensions into a Mack chassis online
- 2001 – Air Link is installed into a South Africa based International cabover logging truck to begin field testing to solve suspension problems
- 2001 – Air Link equipped Arctic Construction units shipped to work in the oilfields of Kazakhstan
- 2001 – The Air Link suspension is mandated by the Canadian Military to be the standard suspension on all HESV units built by Western Star

- 2001 – Dayton Parts becomes a Distributor of Air Link
- 2001 – HLVW unit modified by Raydan to facilitate shipping by air for the Canadian Military Operation Apollo
- 2001 – Raydan concludes a Joint Venture Agreement with Dirona (Tecsus) of Monterrey, Mexico
- 2002 – Raydan presented with a Certificate of Appreciation for their contribution to the Canadian Military Operation Apollo
- 2002 – Raydan awarded National Defense Service Contract by the Canadian Military
- 2002 – Raydan awarded contract by Zender Ford for 4X4 conversions of Shell Canada service vehicles for use at the Alberta Oilsands Project
- 2002 – Patent pending granted for tandem steer walking beam complete with Air Link suspension
- 2002 – Raydan launches Air Link for tandem steer axles
- 2003 – Mack Trucks offers the Raydan Air Link as a factory option
- 2003 – Raydan unveils twin steer Air Link at World of Concrete Show in Las Vegas
- 2003 – Nortrux of Edmonton, Alberta, take delivery of the first new Granite model trucks equipped online with Air Link
- 2003 – Air Link to be listed in the Mack Option Book in June

INDUSTRY OVERVIEW

Raydan competes in the heavy-duty equipment and transportation manufacturing sector focusing on suspension systems and chassis enhancement. The heavy-duty truck industry in North America consists of manufacturers engaged in the production of Class 8 trucks, those with a gross vehicle weight rating of more than 33,000 pounds. In 2000, there were a total of 240,000 Class 8 heavy trucks sold in North America. Total value of the Class 8 heavy trucks sold in 2000 was $22.2 billion. Raydan's target segment within this market represents approximately $850 million. While this market is substantial, it does not include the emergency vehicle, crane or sanitation truck markets, all of which are core areas of Raydan's current sales.

POTENTIAL

Historically, Raydan has gained recognition and acceptance in every market pursued. Air Link was introduced into the truck crane industry by Link Belt Construction Equipment in 1997. Within three years, Air Link was standard equipment on all truck cranes built by North American manufacturers. Following a period of engineering and testing, production of crane suspensions has increased steadily. Air Link is used in both front and rear applications in models from forty to one hundred fifty ton models by Grove Worldwide, Link Belt and Terex Corporation.

Similarly, the fire apparatus industry has quickly adopted the Air Link suspension for a variety of applications. The Fire and Rescue Department of the City of New York endorsed Air Link for tandem vehicles early in 2001. In the aftermath of the tragedy of September 11, 2001, this endorsement resulted in widespread interest and exposure. As the NYC Fire Department worked to rebuild their decimated fleet, all manufacturers were requested to include the Air Link in replacement quotes. By 2002, all major North American manufacturers of tandem axle fire apparatus offered the Air Link suspension as a factory option.

All areas of the US military have found the Air Link suspension useful in a variety of applications, including the US National Guard, the Army and Air Force Reserves, the Army Tank Automotive and Armaments Command, the Secret Service, the White Sands Missile Base and the Yuma Proving Grounds. Kalyn Siebert, a renowned trailer manufacturer, has found the Air Link to be well suited for use in units used to haul sensitive military equipment. In 2001, the US Military completed testing the Air Link at the Nevada Automotive Test Center (NATC). The suspension was installed in both the front and rear of a Logistic Vehicle System. The result was a unit with a high degree of articulation and superior traction. Raydan is currently involved in a pilot program

with International Trucks, KME and the US Air Force to provide Air Link equipped refueller vehicles to fill a multi-unit project. The prototypes will be built in Texas and tested at NATC with the expected completion date December 2003.

Raydan was selected by the Canadian Military to evaluate, engineer and make recommendations to solve a weight distribution problem in the Heavy Logistic Vehicle Wheeled (HLVW) wrecker. Involvement in the HLVW refurbishment resulted in Raydan receiving certification to work on both armed and unarmed vehicles at any Canadian Military facility or at our own facility. The Department of Defense chose Raydan to engineer and design the size reduction of the HLVW for air transport to Afghanistan. For our participation in this endeavor, Raydan was presented with a Certificate of Appreciation. In December 2001, Raydan received a purchase order from Western Star Trucks (now owned by Freightliner) to supply the suspensions for all Heavy Engineered Support Vehicles (HESV) as instructed by the Department of Defense. The success of these endeavors has led to an invitation to meet with the heavy hitters in the military purchasing department in Ottawa to discuss future projects.

Ultimately, the Air Link suspension is destined for the assembly lines of the major truck manufacturers. In conjunction with Mack, Raydan has successfully engineered and installed Air Link onto the assembly line and these Air Link equipped units are available from all Mack Dealers. In addition, the Air Link will be listed in the Mack Data Book as a factory option. The significance of this posting cannot be underestimated. There are thousands of unpublished options available to the truck buyer but only the items listed in the Data Book achieve any degree of recognition. In addition, when a truck manufacturer begins to offer a component as standard equipment the other manufacturers soon follow suit. Like the truck crane builders, success with one manufacturer quickly leads to demand from all.

The City of New York recently announced that the Air Link suspension has been approved as a retrofit for five roll-off trucks. They have been testing Air Link in a similar application for two years and it has performed well in all phases with no down time or component failure. This announcement is sure to result in greater interest in public utility companies throughout North America.

Raydan will continue to work to maximize the opportunities of its core markets. We strive to be the cost effective and innovative supplier to the market niches we serve.

THIS IS A PRELIMINARY PROSPECTUS RELATING TO THESE SECURITIES, A COPY OF WHICH HAS BEEN FILED WITH THE ALBERTA SECURITIES COMMISSION AND THE BRITISH COLUMBIA SECURITIES COMMISSION BUT WHICH HAS NOT YET BECOME FINAL FOR THE PURPOSE OF A DISTRIBUTION TO THE PUB[illegible] INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPL[illegible] T. THESE SECURITIES MAY NOT BE SOLD, NOR [illegible] PRIOR TO THE TIME A RECEIPT [illegible] COMMISSION AND THE BRITISH CO[illegible] CTUS.

THIS PROSPECTUS C[illegible] IES ONLY IN ALBERTA AND BRIT[illegible] PERMITTED TO SELL SUCH SECU[illegible] ION OR OTHER SIMILAR AUTHORITY IN CANAD[illegible] PASSED UPON THE MERITS OF THE SECURITIES OFFERED [illegible] DER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

03 AUG 20 AM 7:21

INITIAL PUBLIC OFFERING	June 29, 2000

RAYDAN MANUFACTURING INC.

$500,000 MINIMUM (1,000,000 UNITS)
$1,500,000 MAXIMUM (3,000,000 UNITS)

PRICE: $0.50 PER UNIT

Raydan Manufacturing Inc. (the "Corporation") hereby offers for sale to residents of Alberta and British Columbia a minimum of 1,000,000 and a maximum of 3,000,000 Units of the Corporation at a price of $0.50 per Unit. Each Unit consists of one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant will entitle the holder to subscribe for one Common Share until the date which is one year after the date of the closing of this Offering at an exercise price of $0.75 per share. The Share Purchase Warrants will be issued pursuant to a Warrant Indenture to be entered into between the Corporation and CIBC Mellon Trust Company. No portion of the subscription price per Unit will be allocated to the Share Purchase Warrants. The Units will separate into Common Shares and Share Purchase Warrants immediately upon issuance and both the Common Shares and Share Purchase Warrants will be transferable.

	NUMBER OF UNITS	PRICE TO PUBLIC	AGENT'S COMMISSION [1]	NET PROCEEDS TO THE CORPORATION [2]
Per Unit		$0.50	$0.04	$0.46
Minimum Subscription	1,000,000	$500,000	$40,000	$460,000
Maximum Subscription	3,000,000	$1,500,000	$120,000	$1,380,000

(1) In addition, Wolverton Securities Ltd. (the "Agent") is to be paid at closing a corporate finance fee of $7,500 plus GST, and will be reimbursed for all reasonable expenses of or incidental to this Offering, including the legal fees of its counsel, travel expenses and other third party expenses. The Corporation will also grant to the Agent, upon closing, an option (the "Agent's Option") to purchase a number of Units equal to 10% of the Units issued pursuant to this Offering. The Agent's Option is exercisable for a period expiring two years from the date of closing of this Offering at an exercise price of $0.50 per Unit if exercised in the first year and $0.575 if exercised in the second year. These Units are in addition to the Units offered by this prospectus and the Agent's Option is also qualified by this prospectus. See **"Plan of Distribution - The Offering"**.

(2) After deducting the Agent's commission but before deducting the direct costs of this Offering estimated at $50,000 and assuming that no proceeds had been received on the exercise of the Share Purchase Warrants, options described in note (3) below or the Agent's Option. See **"Use of Proceeds"**.

(3) The Corporation will grant to its directors, officers, employees and consultants options to acquire • Common Shares at a price of $0.50 per share. These options are also qualified by this prospectus. See **"Directors' and Management Stock Options"**.

Investment in the securities offered by this prospectus should be considered highly speculative due to the nature of the Corporation's business and its present stage of development and is not intended for investors who require security of income or capital. There is no established market through which the Common Shares or Share Purchase Warrants may be sold. The Corporation is engaged in the manufacture and marketing of the "Air Link" truck suspension system and the "Easy Slider" adjustable kingpin assembly, both of which are accessories for heavy trucks and other industrial equipment, the success of which cannot be assured. The Corporation is subject to numerous risk factors, including market acceptance of its products, competition, dependence on key employees and additional financing. The price of this Offering has been established by negotiation between the Corporation and the Agent. In addition, *purchasers of the securities offered by this prospectus will incur an immediate dilution of* their investment based upon the net proceeds received by the Corporation from the sale of Units hereunder, after deducting the costs of this issue estimated at $50,000 and the commission and expenses of the Agent. On this basis purchasers of the Units offered by this prospectus at $0.50 per Common Share will suffer an immediate dilution of $0.483 or approximately 96.6% per Common Share on the basis of there being 10,644,900 Common Shares outstanding upon Minimum Subscription and $0.413 or approximately 82.6% per Common Share on the basis of there being 12,664,900 Common Shares outstanding upon Maximum Subscription. See "Dilution". As a result of these factors, this Offering is suitable for those investors who are willing to rely primarily on the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation and who have the financial resources to risk the loss of their entire investment. See "Business of the Corporation" and "Risk Factors".

Wolverton Securities Ltd., as agent, conditionally offers the Units for sale on a best efforts basis, if, as and when issued by the Corporation in accordance with the terms of the Agency Agreement referred to under "**Plan of Distribution - The Offering**" and subject to the approval of certain legal matters on behalf of the Corporation by Wolff Leia Huckell, Edmonton, Alberta, and on its behalf by Burstall Ward, Calgary, Alberta. This Offering is not underwritten, and is subject to at least the Minimum Subscription being raised within 90 days of the date of

issuance of a receipt for this prospectus or such later date as may be authorized by the regulatory authorities, and consented to by the Agent. The funds received from subscribers for the Units offered hereunder will be deposited with CIBC Mellon Trust Company and will not be released until at least the Minimum Subscription has been so deposited and the Agent has consented to such release. If the Minimum Subscription has not been raised, subscription monies will be returned to subscribers without interest or deduction. See **"Plan of Distribution - The Offering and Minimum Subscription"**.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and the Share Purchase Warrants comprising the Units in definitive form will be available for delivery at the closing of this Offering. No certificates evidencing the Units will be issued.

Wolverton Securities Ltd.
Member of the Canadian Venture Exchange Inc.
2100, 335 – 8 Avenue S.W.
Calgary, Alberta T2P 1C9
Telephone: (403)263-8800

TABLE OF CONTENTS

PAGE

GLOSSARY OF DEFINITIONS 5

SUMMARY OF OFFERING 8

THE CORPORATION 11

BUSINESS OF THE CORPORATION 11
- General 11
- Truck & Trailer Repair 11
- Products – Background 11
- Easy Slider 12
- Air Link 13
- Cost Benefit Analysis for the Trucking Industry 14
- Introduction Into the Industry 14
- Marketing Strategies 15
- Patent Licence Agreement for Air Link 17
- Patent Transfer Agreement for Air Link 17
- Patent Licence Agreement for Easy Slider 17
- Patent Transfer Agreement for Easy Slider 18
- Research, Development and Engineering 18

USE OF PROCEEDS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS 19

DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL 21
- Promoters 23

STATEMENT OF EXECUTIVE COMPENSATION 24
- Remuneration of Executive Officers 24
- Compensation of Directors 25
- Other 25
- Proposed Compensation 25

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS 25

DIRECTORS' AND MANAGEMENT STOCK OPTIONS 25

PLAN OF DISTRIBUTION 26
- The Offering 26
- Minimum Subscription 27
- Share Purchase Warrants 27

SHARE CAPITAL STRUCTURE 28

CAPITALIZATION 29

TABLE OF CONTENTS

PAGE

INDEBTEDNESS OF THE CORPORATION 31

PRIOR SALES 32

PRINCIPAL SHAREHOLDERS 33

ESCROWED SECURITIES 33

MATERIAL CONTRACTS 35

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 36

CONFLICTS OF INTEREST 36

DIVIDEND RECORD AND POLICY 37

DILUTION 37

RISK FACTORS 37
- Debt Obligations 37
- Market 38
- Dividend Record and Policy 38
- Dependence on Key Employees 38
- Dilution 38
- Risks of Operation 38
- Maintenance and Expiry of Patents 39
- Proprietary Protection 39
- Infringement of Third Parties' Rights 39
- Growth Related Risks 40
- Uninsured Losses 40
- Foreign Exchange Risks 40
- Conflicts of Interest 40
- Additional Financing Requirements 40
- Component Availability 40
- Reliance on Management 41
- Reliance on Certain Distributors 41
- Production Concentration 41
- Product Liability 41
- Competition 41

LEGAL PROCEEDINGS 41

LEGAL MATTERS 42

ELIGIBILITY FOR INVESTMENT 42

ALLOCATION OF UNIT PURCHASE PRICE 42

TABLE OF CONTENTS

	PAGE
AUDITORS, TRANSFER AGENT AND REGISTRAR	42
PURCHASERS' STATUTORY RIGHTS	43
FINANCIAL STATEMENTS	44
CERTIFICATE OF CORPORATION AND PROMOTERS	91
CERTIFICATE OF AGENT	92

GLOSSARY OF DEFINITIONS

In this prospectus, the following terms are used:

Agency Agreement: Agency Agreement dated •, 2000 among the Corporation, the Agent and the Trustee.

Agent: Wolverton Securities Ltd.

Agent's Option: An option (the "Agent's Option") to purchase a number of Units equal to 10% of the Units issued pursuant to this Offering, exercisable for a period expiring two years from the date of closing of this Offering at an exercise price of $0.50 per Unit if exercised in the first year and $0.575 if exercised in the second year. These Units are in addition to the Units offered by this prospectus. The Agent's Option is qualified under and distributed pursuant to this prospectus.

Air Link: The registered Trademark name of the patented Air Bag and Walking Beam Suspension system.

Air Link Patent: A patent granted and issued for Air Link in the United States as number 5,228,718 on July 20, 1993, which is valid for 17 years from that date to expire on July 20, 2010, and in Canada as number 2041998 on April 19, 1994, which is valid for 20 years from the date of the filing of the application therefor, namely, May 7, 1991, with an expiry date of May 7, 2011.

Air Link Patent Licence Agreement: An agreement between the Inventor and the Corporation dated April 22, 1992 licensing the patented system to the Corporation for the manufacture, marketing and distribution of Air Link and the amendment regarding royalties dated July 31, 1998.

Air Link Patent Transfer Agreement: An agreement dated March 24, 1999 wherein the Inventor transferred the Air Link Patent to the Corporation effective March 24, 1999 and exchanged royalty fees for Common Shares effective the date of listing of the Common Shares on a stock exchange.

CDNX: Canadian Venture Exchange Inc.

Closing: The completion of the distribution of Units pursuant to this prospectus.

Common Shares: Common Shares in the capital stock of the Corporation.

Corporation: Raydan Manufacturing Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) on March 27, 1992.

Easy Slider:	The registered trade name of the patented adjustable kingpin assembly (the pin which holds the trailer to the truck).
Easy Slider Patent:	A patent granted and issued in Canada for Easy Slider as number 1,258,082 on August 1, 1989, with an expiry date of August 1, 2006, and in the United States as number 4,923,204 on May 8, 1990, with an expiry date of May 8, 2007.
Easy Slider Patent Licence Agreement:	An agreement dated January 1, 1993 among the Corporation, Shaman-Henderson Ventures Ltd., Richard Henderson and Alex Shaman, pursuant to which the Corporation acquired the exclusive rights to promote and manufacture Easy Slider in the United States and Canada and other jurisdictions in which it has been patented.
Amendment to Easy Slider Patent Licence Agreement:	An agreement dated September 8, 1999 and made between Shaman-Henderson Ventures Ltd. and the Corporation, pursuant to which the patent owners transferred ownership in the Easy Slider Patent to the Corporation for Common Shares.
DPM:	Defence Products Marketing Inc.
Escrow Agent:	CIBC Mellon Trust Company.
Hemmt:	A model of vehicle made by the Oshkosh Truck Corporation used extensively in the U.S. and Canadian Military.
Inventor:	James T. Kooistra
I.R.A.P:	Industrial Research Assistance Program administered by the National Research Council.
L.V.S.R.:	A U.S. Military heavy hauler truck.
NATC:	Nevada Automotive Test Center
N.R.C.:	National Research Council located in Ottawa under the Federal Government Department of Industrial Research and Development.
NTEC:	The Navistar Technical & Engineering Center
Navistar:	Navistar International Transportation Corp.
OEM:	Original equipment manufacturer.

Offering: A minimum of 1,000,000 and a maximum of 3,000,000 Units of the Corporation at a price of $0.50 per Unit. Each Unit consists of one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant will entitle the holder to subscribe for one Common Share until the date which is one year after the date of the closing of this Offering at an exercise price of $0.75 per share. The Share Purchase Warrants will be issued pursuant to the Warrant Indenture.

P.E.M.D.: Program for Export Marketing Development administered by the International Trade Center of Industry Canada.

Raydan Transport Ltd.: A corporation incorporated in 1971 and duly continued under the *Business Corporations Act* (Alberta).

Share Purchase Warrant: A share purchase warrant issued pursuant to the Warrant Indenture which entitles the holder to acquire a Common Share at an exercise price of $0.75 per share for a period expiring one year from the date of Closing.

TSPC: Truck Sales Processing Center

Trustee: CIBC Mellon Trust Company

UMTRI: University of Michigan Transportation Research Institute

Unit: A unit of the Corporation, each unit being comprised of one Common Share and one-half of one Share Purchase Warrant.

Warrant Indenture: The agreement dated July •, 2000 between the Corporation and the Trustee pursuant to which the Share Purchase Warrants are created and issued.

SUMMARY OF OFFERING

The following is a summary only and must be read in conjunction with the more detailed information appearing elsewhere in the body of this prospectus.

The Corporation: The Corporation is an industrial company engaged in the manufacturing, distribution and marketing of the Air Link truck suspension system, as well as the Easy Slider adjustable kingpin assembly. The Corporation also operates a parts and service facility for truck and trailer repairs. See "**Business of the Corporation**".

The Offering:

Minimum Subscription	-	1,000,000 Units
Maximum Subscription	-	3,000,000 Units

Each Unit consists of one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant will entitle the holder to subscribe for one Common Share until the date which is one year after the date of the closing of this Offering at an exercise price of $0.75 per share. No portion of the subscription price per Unit will be allocated to the Share Purchase Warrants.

Price: $0.50 per Unit.

Use of Proceeds: The net proceeds to be received from this Offering will be $410,000 in the event that the Minimum Subscription is achieved and $1,330,000 in the event that the Maximum Subscription is achieved. These proceeds together with the Corporation's working capital as at May 31, 2000 of approximately $470,835 will be used for the following purposes:

If only the Minimum Subscription is achieved, approximately $151,400 will be spent on equipment and inventory, $52,200 on marketing and promotion, $35,000 on engineering, research and development, $586,530 for working capital and the Corporation's working capital will be used primarily for general and administrative expenses.

If the Maximum Subscription is achieved, approximately $453,490 will be spent on equipment and inventory, $203,490 on marketing and promotion, $86,490 on engineering, research and development, $86,530 for working capital and the Corporation's working capital will be used primarily for general and administrative expenses.

See "**Use of Proceeds**".

Directors and Officers:	Raymond W. English	President, Chief Executive Officer & Director
	Leonard D. Jaroszuk	Director
	N. Ralph Henderson	Director
	Danny E. English	Secretary-Treasurer & Director
	Phillip R. Stuffco	Director
	Robert M. Sparrow	Director

See "**Directors, Officers, Promoters and Key Personnel**".

Dividend Policy: The Corporation's current intention is to reinvest earnings to finance its growth. The Corporation has not in the past and does not anticipate paying dividends on Common Shares in the foreseeable future. See **"Dividend Record and Policy"**.

Risk Factors: An investment in the Units should be considered highly speculative due to the nature of the business of the Corporation and its financial condition and its present stage of development. Prospective investors should carefully consider certain risks involved in an investment in Units including: the Corporation's unpredictability of future revenues and the potential for fluctuations in quarterly and annual operating results; the competitive nature of the industry; the need for the Corporation to manage its planned growth and expansion; the requirement for additional financing; the risks associated with marketing and branding initiatives; the reliance on and risk associated with the Corporation's technology; the dependence on certain distributors; the current concentration of the Corporation's revenue in a limited number of products; the dependence on key personnel; the uncertainty as to the Corporation's ability to adapt to technological change; limited protection available for intellectual property and proprietary rights; control by principal shareholders; international sales and currency risk; dilution; potential product liability claims; and no assurance of an active or stable market for the Common Shares. Accordingly, the Units are a suitable investment only for those who are willing to risk a loss of their investment. See **"Business of the Corporation"**, **"Risk Factors"** and **"Conflicts of Interest"**.

Dilution:

Purchasers of Units offered by this prospectus will incur an immediate dilution of their investment based upon the net proceeds received by the Corporation from the sale of Units hereunder, costs of this issue estimated at $50,000 and the expenses of the Agent. On this basis purchasers of the Units offered by this prospectus at $0.50 per Common Share will suffer an immediate dilution of $0.483 or approximately 96.6% per Common Share on the basis of there being 10,644,900 Common Shares outstanding upon Minimum Subscription and $0.413 or approximately 82.6% per Common Share on the basis of there being 12,664,900 Common Shares outstanding upon Maximum Subscription. See "**Dilution**".

THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on March 27, 1992. Its articles were amended on October 16, 1998 in order to change its name to Raydan Manufacturing Inc., and also on December 19, 1998 in order to, among other things, remove the private company restrictions and reorganize the Corporation's share capital.

The head office and principal place of business of the Corporation is 601 – 18 Avenue, Nisku, Alberta, T9E 7T7 and its registered office is Suite 500, Scotia 1, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8.

BUSINESS OF THE CORPORATION

General

The business of the Corporation is to manufacture, distribute and market the patented Air Link truck suspension along with the Easy Slider adjustable king pin assembly. The Corporation also operates a parts and service facility for truck and trailer repairs. In this regard, the Corporation also specializes in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle.

Truck & Trailer Repair

The Corporation was incorporated in 1992 specifically to exploit licences it acquired for the manufacture and distribution of two patented products, namely, "Air Link" and "Easy Slider". In 1999 the Corporation acquired the patents to these two products. The Corporation also set up a facility to provide a full range of mechanical and welding services and parts supply to the public requiring truck, trailer and heavy equipment parts and repairs. The cash flow generated by the repair facility enabled the Corporation to develop and expand the marketing of Air Link and, to a lesser extent, Easy Slider.

Currently, the Corporation employs 25 parts people, welders and mechanics and offers a range of services from its owned facility of over 16,711 square feet, as well as a rented shop of 5,000 square feet. A fully equipped service truck is available to provide mobile repairs. Its services are supplied on a 24-hour basis. In addition, the Corporation maintains a parts department carrying an inventory of common parts. Suspension conversions and retrofits are routinely handled in this facility.

Products – Background

Air Link and Easy Slider products are trademarked in Canada and the United States as "Easy Slider" and "Air Link" (the "Trademarks").

Raymond W. English was the registrar of the Trademarks in Canada and the United States. Pursuant to an agreement made effective June 1, 1999, Mr. English transferred and assigned in whole the Trademarks to the Corporation.

Raydan first began production of the Easy Slider, a sliding kingpin system that can vary the kingpin position in a fully loaded trailer without disconnecting the truck from the trailer, in 1991. The system allows weight to be shifted from a truck's drive axles to the trailer axles and back.

The overall length of the tractor/trailer unit can be changed. Thus Easy Slider provides a solution to the problems of axle weight distribution, length of load and traction.

The Corporation added another device, "Air Link" to its line, which has become its main product and focus. Air Link is an air ride walking beam drive axle suspension for heavy trucks, cranes and any severe service vehicle. Providing a comfortable highway type ride, it maintains roll stability and traction equivalent to a spring pack. This is accomplished with dual side-to-side height control valves, which inflate the air bags to maintain equilibrium in seven seconds. In comparison with other severe service suspension systems, Air Link provides a smooth ride, which reduces impact damage. This unique product has been patented and trademarked for protection in both Canada and the United States. Air Link combines a "walking beam" and air springs (bags). Air Link has only two moving parts per side, therefore reducing costly maintenance and repair while remaining price competitive.

Distributors for these products are in place throughout Canada, the United States, Mexico, Australia and New Zealand.

The metal components for both systems are created by the welding and fabrication division, then assembled with the rubber bushing and air bags. In addition to making these products, Raydan's welders and fabricators are proficient in all types of rig-ups, vehicle modifications, front-end tandemizations and various other specialized requirements. Raydan employs two full time professional mechanical engineers. This has not only enabled the Corporation to improve its products, but also to specifically design and fabricate special suspensions for the crane and military vehicle market.

Easy Slider

Easy Slider trailer system allows the 'kingpin' (the pin that connects the trailer to the truck) position to be adjusted on a fully-loaded connected trailer, thereby allowing weight to be shifted from the truck's drive axles to the trailer axles and vice versa. By varying the overall length of the tractor/trailer unit the axle weight distribution can be optimized for particular load configurations and road conditions, maximizing payloads and improving traction.

Independent engineering tests commissioned in 1991 by Associated Engineering Alberta Ltd. showed the Easy Slider system to be equivalent in load carry capacity to a 'normal' fixed kingpin configuration. Management of the Corporation believe that the convenience of "sliding" does not detract from its functional strength. Easy Slider automates the costly, time consuming 'old' drop-down pin method, and eliminates wear and costly replacement of guides found in conventional slide systems. Easy Slider can be installed on a variety of trailers, including:

- Off-Highway Trailers of all configurations
- Inter-modal chassis and vans
- Grain, Livestock and Chip Trailers
- Super 'B' Train Doublers
- Bulk haulers
- Tankers

Provincial and state weight and length trucking regulations vary from jurisdiction to jurisdiction and the ability to comply by adjusting and "sliding" the wheel base of the unit without unhooking is an advantage and a sales feature.

Tests are currently being performed by the Forestry Engineering Research Institute of Canada ("FERIC") to determine the suitability of the Long-Log B train configuration that uses the Easy Slider for general use on the public road system. These test results are presently being evaluated. This "B" train configuration, which is currently used in the forest industry for long logs, could be used for hauling loads including steel spans and pipe. Easy Slider will allow an operator to distribute the weight on the trailer to meet all types of trucking regulations concerning axle weight and load length. Management believes that this ability will result in numerous cost savings while abiding with inter-provincial and state trucking regulations. Overweight and over length violations of trucking regulations are extremely expensive. For example, where British Columbia legislates shorter loads, Easy Slider has solved this problem for many truckers. In the United States, many states have different length regulations and bridge span regulations. Easy Slider can be ordered for most new trailers today.

Engineering has been completed to modify the Easy Slider for the auto carrier industry, specifically Boydstun Metal Works Inc. This has resulted in orders from Boydstun Metal Works Inc. during the past year for more than two hundred units.

Air Link

The Air Link system originated in 1986 when the Inventor installed a test model on a logging truck.. In May 1991, this working model received a Canadian patent and registration number. In May 1992, the product received a United States patent number. In April 1992, Raydan entered into an agreement with the Inventor. This agreement gives Raydan exclusive manufacturing and distributorship rights to this product throughout the world. Subsequently, in March of 1999, the Inventor transferred the title to the Air Link Patent to the Corporation.

Raydan has developed a complete product for the customer beginning with the sales material, the manufacture, the crating and shipping, installation instructions and support, warranty control and a replacement parts catalogue. Extensive development has taken place in the product support area complete with toll-free numbers and a website.

In 1993, the N.R.C. conducted a series of tests on Air Link. The Ottawa facility concluded that the roll stability of the system was higher than any existing air system and higher than all but one of the four spring suspensions and one of the walking beam suspensions.

In 1999, Navistar (NTEC), along with UMTRI, compared Air Link with two commonly used competitor's suspensions and concluded that the Air Link ride was 2 to 4 times smoother than rubber block or spring pack suspensions.

Air Link was introduced into the United States at the 1995 International Trucking Show. It was chosen for the Crystal Award by Construction Equipment Magazine as one of the top 100 new products of 1995 for the industry, and was again favourably reviewed in the March 1997 issue. It further received an award from Automotive Engineering International Magazine in 1998 for one of the top 50 product innovators. In 1998 the Corporation further received a "Supplier of the Year Award" from the Nevada Automotive Test Center for outstanding efforts and support of the U.S. Marine Corp.'s L.V.S.R. program.

Air Link has been engineered to fit Grove, Link-Belt and Terex mobile cranes and is offered as original equipment in various models of cranes. The static capacity of the system has been increased to facilitate the crane application. Navistar International and Emergency One also

offer the Air Link at the factory level on rescue vehicles and on heavy duty transportation equipment.

The Air Link suspension also sells to the "after-market" as a "retrofit" or replacement system for the numerous spring pack and rubber block systems with walking beams on the road today, regardless of make or model.

To date, the warranty claims received by the Corporation on Air Link number less than a dozen (less than 1%). Furthermore, the warranty offered is a five year 500,000 mileage replacement warranty when installed on a "new" (OEM) vehicle and a three year 300,000 mileage when retrofitted on older equipment.

Cost Benefit Analysis for the Trucking Industry

The use of Air Link results in numerous economic benefits to end-users. For example, existing available air ride systems range in cost from $5,500 - $7,000. Furthermore, these systems must be rebuilt, usually within a two-year period. Conventional systems require continuous maintenance due to the many moving parts. On the other hand, the Air Link system costs approximately $4,000 and does not require maintenance for at least a five-year period. The Air Link system has been field tested since 1986, and the maintenance costs are almost nil due to its simple design. The two rubber bushings may need to be replaced after several years of severe service but it is unlikely that anything can wear out. The air bags and shocks last for years as the movement is much more controlled. Since the system is linked together with the walking beam, traction and tire wear is uniform as "wheel hop" and slippage are minimized. This system saves other repairs such as cracked frames, loose bolts and damaged cargo. Trucks with top mounted equipment benefit from the smoother ride, stability and elimination of shock damage to such equipment. Truck mounted, overhead cranes are a prime example of equipment which deteriorates with road bouncing. Likewise, waste and refuse compactors are a target market

On breakdown of springs or other air systems, Air Link can be installed as a retrofit in almost any application, as it has been designed to virtually bolt on upon removal of the spring pack or rubber block system.

Another benefit of Air Link is that the air pressure in the suspension bags translates with a simple gauge into a weigh scale. Electronic scales can cost up to $5,000, as much as the entire Air Link system. Electronic scales require constant repair. Air Link air gauge does not.

Introduction Into the Industry

Management of the Corporation believes that the overall market for the Air Link suspension system is substantial, considering the sheer number of trucks on the road along with the retrofit and conversion applications available to military and crane users.

Pricing and supply negotiations have been completed with Navistar. As a result, Air Link is available at the factory through the TSPC, with full factory warranty. In addition, Grove, Link-Belt and Terex Crane manufacturers install the system at their respective factories. As purchaser demand increases, the Corporation expects that OEMs will offer this system much like they offer different power plants, tires and other accessories.

The introduction over the last few years of Air Link into the industry is best evidenced by

review of the following milestones and present opportunities:

(a) N.R.C. report confirmed Air Link claims to a stable yet smooth ride and favourably compared Air Link to other suspension systems of spring, rubber and air.

(b) Presentation of the Crystal Award from Construction Equipment Magazine in 1995.

(c) 1998 award from Automotive Engineering International Magazine for one of the top 50 product innovators.

(d) 1998 "Supplier of the Year" award from the Nevada Automotive Test Center for outstanding efforts and support of the U.S. Marine Corp's L.V.S.R. program (installation of front and rear suspensions).

(e) Acceptance by Link-Belt Construction Equipment as an OEM product for factory installation.

(f) Acceptance by Terex Crane as an OEM product for factory installation

(g) Sales of units for testing with the U.S. military and its affiliates are now taking place.

(h) Entering into a Distributorship Agreement dated September 27, 1999 with Technologia de Suspensiones, S.A. de C.V., of Mexico.

(i) Conclusion of a Consulting/Marketing Agreement dated November 9, 1999 with Defence Products Marketing Inc. of Arlington, Virginia, to provide market intelligence, marketing guidance and assistance in bid and proposal preparation, cost build-up, pricing strategy, contract administration, marketing, sales and other professional assistance in marketing Air Link to various parties, including the Government of the United States and United States Defence Contractors.

(j) The receipt of a purchase order December 3, 1999 for several versions of Air Link from Kalyn Siebert, L.P., of Gatesville, Texas for installation in heavy military trailers.

(k) Acceptance by Grove Crane as an OEM product for factory installation.

(l) Acceptance by Emergency One, manufacturers of rescue vehicles, as an OEM product for aerial applications.

(m) UMTRI report comparing Air Link favourably to spring and rubber block suspensions.

(n) Completion of engineering required to modify the Easy Slider for use by the auto carrier industry, resulting in continuing orders from Boydstun Metal Works.

Marketing Strategies

The following is a listing of target markets for Air Link:

- OEM of trucks and mobile cranes
- heavy haul fleet operators
- heavy haul owner/operators
- redi-mix fleets
- refuse haulers
- oilfield haulers

- gravel haulers
- log haulers
- military vehicles
- truck parts and service suppliers
- city owned fleets
- highway haulers

In the United States, according to "The Structure of the U.S. Trucking Industry", Newport Communications, www.heavytruck.com, 1997, there is a total population of 1,833,300 Class 8 trucks with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), and lease/rental (18.5%). The trailer population of 2,711,800 in the United States by vocation is dominated by lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier (8.4%). In Canada, according to Today's Trucking, The Canadian Truck Market, January 1998, the numbers of heavy trucks, tractors and trailers in operation in 1997 were 167,133, 142,407 and 367,632, respectively, with there being another 122,000 Class 5, 6 and 7 trucks in service. These equipment population figures represent the potential current market for Raydan's products in Canada and the United States

Direct marketing efforts will be concentrated in the North American marketplace. In addition, sales of the unit will be concentrated on fleet operators, suspension shops (Flagg distribution network), truck manufacturers and the military in the United States.

Raydan intends to manufacture and supply its products into select OEMs and a dealer/distribution network for after-market sales. Raydan has secured agreements with Flagg Suspension Parts in the United States and InterCity Distribution in Canada, both part of the Triangle Group of Companies providing coverage at 1,500 outlets across the United States and 500 outlets in Eastern Canada.

Raydan intends to follow a similar aggressive distribution strategy with the Easy Slider, by positioning the product with trailer OEMs and within a dealer/distributor network that specializes in parts and service for trailers. To this end, the company has formed a strategic alliance with Boydstun Metal Works to install Easy Slider in auto carrier trailers as original equipment.

Raydan's tactical plans are based on creating market awareness and demand through its advertising and promotions campaigns, and by placing its products in a variety of vocational uses to generate acceptance and after-market sales, and then to position the products with OEMs.

Raydan has developed an advertising and promotions campaign tailored specifically to an industrial product launch. Its campaign is comprised of: an informational website (www.raydanmfg.com) e-mail links; full-colour, two-sided brochures for the Air Link and Easy Slider products; posters for advertising at dealers and truck service centres; and full product information, specifications and pricing information in Canadian and U.S. dollars. Raydan also has a professionally developed booth for trade promotions and other product displays.

The marketing and sales team follows a process of personal selling to owner/operators and fleet managers, heavy-duty truck service centres, OEM manufacturers of all types of Class 8 vehicles, and dealers/distributors. Research has been done and is ongoing to identify key participants in each of these target market segments. Mass mailings are done on a regular basis, with follow-up phone calls and sales meetings. Raydan's sales, engineering and executive staff regularly attend key local and national trade shows in Canada and the United States, which have proven beneficial from not only a promotional basis, but for building credibility, as well as gaining customer and peer recognition in the industry.

Raydan has consistently allocated a budget of 1% to 2% of sales, for its marketing and sales activities, not including salary costs. Plans are to increase the allocations to 3% or 4% of sales, through internally generated cash flow and government-sponsored funding for international export and trade development. Its marketing plan calls for continued domestic promotions in 2000, with intensified U.S. promotions through the year 2001. The Corporation plans to intensify international sales efforts by the second half of the year 2000. See **"Use of Proceeds"**.

To assist the Corporation in its marketing efforts Industry Canada, through its International Trade Centre in Edmonton, has agreed to provide financial assistance by means of a conditionally repayable loan under the Market Development Strategies Section of P.E.M.D. up to a maximum value of $100,000 to enable the Corporation to participate in trade shows, perform product demonstrations and undertake market visits to become an established supplier of transportation equipment in the United States. It is a condition of the financial assistance that the Corporation maintain a minimum of 50% Canadian content in the products to be sold for the duration of the agreement, which is expected to expire December 26, 2000.

Patent Licence Agreement for Air Link

Pursuant to the 1992 Licence Agreement between the Inventor and the Corporation, the Corporation acquired the right to register the trade name "AIR LINK" with exclusivity to manufacture and market the product, with unrestricted territories and boundaries and rights of first refusal to purchase the patent. The royalty was set at 5% of the sale price of the product. The Corporation further agreed to complete and perfect the patents in Canada and the United States.

The Licensing Agreement was amended by an Amending Agreement dated the 31st day of July, 1998, wherein the royalty was adjusted to be 5% on the value of the items manufactured by the Corporation only and not chargeable on the components purchased from outside sources such as the air bags, air valves and bushings.

Patent Transfer Agreement for Air Link

The Patent Licence Agreement for Air Link was amended by an agreement dated March 24, 1999 whereby the Inventor exchanged his right to royalty fees and the patent ownership for a price of $250,000, paid by the issuance of 833,333 fully paid and non-assessable Common Shares. However, the royalty of 5% on manufactured pieces will remain in effect until such time, if any, as the Common Shares of the Corporation are listed on a public stock exchange.

Patent Licence Agreement for Easy Slider

Pursuant to a Patent License Agreement dated January 1, 1993 among the Corporation, Shaman-Henderson Ventures Ltd., Richard Henderson and Alex Shaman, the Corporation was granted exclusive rights to manufacture and market Easy Slider in the United States, Canada and any other jurisdictions in which Easy Slider has been patented. The agreement further provides for the Corporation to Trademark Easy Slider, acquire the right of first refusal on the sale of the patent and pay a royalty averaging 7% on product sales. The royalty is 5% with the 2% set aside for a patent protection fund to pay for patent litigation in the event of infringement. When this fund reaches $100,000, the excess thereafter is divided between the Corporation and the patent holders, one-third and two-thirds, respectively.

Patent Transfer Agreement for Easy Slider

Pursuant to an amending agreement made as of September 8, 1999 between Shaman-Henderson Ventures Ltd. and the Corporation, ownership in the Easy Slider Patent was transferred by the patent owner to the Corporation for a consideration of $50,000 which was paid by the issuance of 166,666 Common Shares. The agreement provided that in the event the Corporation or its assigns ceased operations, or discontinued the manufacture of the Easy Slider, the Easy Slider Patent would be transferred back to the patent owner at no cost. The agreement also provided that the Corporation would continue to keep the patent for the Easy Slider in good standing and take the necessary steps to prevent infringements.

Research, Development and Engineering

Ongoing research and development of Air Link and Easy Slider technology is the responsibility of Raydan. It will be the responsibility of the Board of Directors of the Corporation to examine, evaluate and determine the feasibility and market potential of Air Link and Easy Slider products and engineered improvements, and to allocate resources to infrastructure and marketing.

Raydan has been involved in the development, engineering, manufacturing and marketing of Air Link since 1992. Considerable funds have been invested in the development of this product, including development costs to install a front and rear suspension in the L.V.S.R. at the U.S. Military site in Carson City, Nevada, in two "prototype" units. Most important, Raydan Transport Ltd. has installed, tested and monitored the suspension on its fleet of oilfield trucks since 1992. The Corporation intends to research and develop an air ride suspension for the front tandem steering axle of trucks which is currently non-existent. This could have applications for vehicles including tandem front-end cement mixers. Also the Corporation intends to develop a lighter, smaller air ride for recreational type trailers. The Corporation intends to pursue an alliance or joint venture with a major truck manufacturer to test and market an originally installed front air ride tandem suspension. See "**Use of Proceeds**".

On June 26, 1999, the Corporation entered into a Research Assistance Program Repayable Contribution Agreement with N.R.C. to receive financial assistance pursuant to I.R.A.P., whereby N.R.C. agreed to contribute to the ongoing research and development to be carried on by the Corporation in 1999 and 2000, to a maximum of the lesser of 33.3% of the total costs incurred and $334,272. to the sum of $212,535 has been received as at March 31, 2000. $121,737 thereof for the period April 1, 2000 to March 31, 2001 has yet to be received. Funds advanced by the N.R.C. are repayable on April 1, 2001 and at the beginning of every quarter thereafter on the basis of 1.5% of the Corporation's gross revenues for the quarter preceding the repayment. The work contemplated by the agreement is to conduct various projects designed to continue to improve Air Link and Easy Slider and explore various additional applications for them, improve drawings and specifications and upgrade fabrication drawings, further develop manufacturing details, and develop and test new components and to conduct a number of other miscellaneous tasks.

USE OF PROCEEDS

The net proceeds to be received by the Corporation will be $880,835 in the event that the Minimum Subscription is achieved and $1,800,835 in the event that the Maximum Subscription is achieved. The following table indicates the uses to which the Corporation proposes to put

the funds which it may receive from this Offering.

		MINIMUM SUBSCRIPTION	MAXIMUM SUBSCRIPTIO N
Working Capital as at May 31, 2000 plus Proceeds to the Corporation		$880,835	$1,800,835
1. Equipment and Inventory		$151,400	$ 453,490
2. Marketing and Promotion Budget		$ 52,200	$ 203,490
3. Engineering, Research and Development		$ 35,000	$ 86,490
4. Working Capital		$171,400	$ 586,530
5. General Administrative Expenses		$470,835	$ 470,835
		$880,835	$1,800,835

The directors of the Corporation reserve the right to re-allocate the proceeds of this issue in their discretion, depending upon a change in business circumstances.

Any proceeds that may be received from the exercise of the Share Purchase Warrants, the Agent's Option, or the options to be granted to directors, officers, employees and consultants of the Corporation and its affiliates will be applied in approximately the same proportion as the amounts from the proceeds of this Offering set out in items 1 to 4 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto also contained in this prospectus. The financial statements included in this prospectus are the audited financial statements for the years ended April 30, 1998 and 1999 and the unaudited financial statements for the eleven months ended March 31, 2000. All statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

11 month period ended March 31, 2000 compared with year ended April 30, 1999

Total revenue for the 11 month period ended March 31, 2000 totaled $3,311,540 compared with total revenue of $2,606,757 for the year ended April 30, 1999. The increase in sales of $704,783 is mainly attributable to higher sales of their manufactured products, Air Link and Easy Slider. Sales of Air Link increased by 18% from the year ending April 30, 1999 during the period May 1, 1999 to March 31, 2000. During that period sales of Easy Slider increased by 1,000% when compared with the year ending April 30, 1999. Manufacturing revenue is becoming a more significant portion of the Corporation's business due to sales and marketing initiatives. Approximately 75% of the Corporation's products are shipped to the United States, with the largest customers being Terex Link-Belt & Grove. The manufacturing revenue is not tied to the cyclical movements of oil prices or the activity of the oil industry in northern Alberta.

The Corporation had a gross margin of 39% for the 11 month period ended March 31, 2000 compared to 23% for fiscal 1999. The increase in gross profit is attributable to the shift from repair, customization and modification revenue to sales of manufactured products, which

generally have higher margins.

Total expenses for the 11 month period ended March 31, 2000 were $1,346,406 compared with $1,319,481 for the year ended April 30, 1999. The increase in expenses relates mainly to an increase in salaries and wages and professional fees. The Corporation hired a marketing manager, increased legal counsel and accounting and computer technology staff during that period. The Corporation continued to spend its resources in the areas of marketing, engineering and professional fees for the purposes of expanding its manufacturing business. The loss for the 11 month period ended March 31, 2000 was $37,068, significantly lower than the April 30, 1999 net loss of $684,102.

At March 31, 2000 the Corporation had working capital of $329,593 compared with a working capital deficit of $128,907 at April 30, 1999. For the period to March 31, 2000, the Corporation completed a private placement of 1,229,130 Common Shares at $0.30 per share for total gross proceeds of $368,740. During the 11 month period ended March 31, 2000, the Corporation issued 166,666 Common Shares for the acquisition of the Easy Slider patent. At March 31, 2000 the Corporation had long term debt of $851,799.

Year ended April 30, 1999 compared with the year ended April 30, 1998

During fiscal 1999, the Corporation earned revenue of $2,606,757 compared to fiscal 1998 revenue of $3,486,724. This decrease in revenue is primarily due to the Corporation's partial dependency on the repair and custom modification of trucks from their location in Nisku, Alberta. This part of the business is highly cyclical following the cycles of drilling and production activity found in the oil industry throughout northern Alberta. This industry suffered major reversals during 1999 as a result of a rapid decline in oil prices which remained consistently low throughout the year. In addition, the Corporation was transforming its revenue stream from one dependent upon repair customization and modification of trucks to one dependent upon the sale of their manufactured products – Air Link and Easy Slider, which is not tied to oil industry fluctuations.

Total expenses for fiscal 1999 were $1,319,481, an increase of $466,265 over fiscal 1998. This increase is primarily due to higher wages, marketing, professional and engineering costs associated with the Corporation's decision to focus on its sales and continued development of the Air Link and Easy Slider products.

At April 30, 1999 the Corporation had a working capital deficit of $128,907 compared with positive working capital of $644,322 at April 30, 1998. During fiscal 1999, the Corporation completed a private placement of 408,700 shares at $0.80 per share for total gross proceeds of $326,960. Subsequent to April 30, 1999 this offering price was amended to $0.30 which resulted in the 408,700 shares being replaced with a total of 1,078,521 shares. During fiscal 1999, the Corporation issued 833,333 Common Shares to the inventor of the Air Link Suspension System for the acquisition of this patent. At April 30, 1999 the Corporation had long term debt of $735,705 compared to April 30, 1998 balance of $538,332. Advances from a related company decreased from $1,154,441 at April 30, 1998 to $383,624 at April 30, 1999.

Selected Financial Information

The following is a summary of selected financial information of the Corporation for the periods indicated. See "**Financial Statements**". In the opinion of management, the information shown below derived from audited and unaudited financial statements of the Corporation is a fair

presentation of the Corporation's financial results and position as at and for the period then ended.

	ELEVEN MONTHS ENDED MARCH 31, 2000 (UNAUDITED)	APRIL 30, 1999 (AUDITED)	APRIL 30, 1998 (AUDITED)
Revenue	$3,311,540	$2,606,757	$3,486,724
Gross Margin	$1,289,560	$ 611,866	$ 859,821
Operating Expenses	$1,346,406	$1,319,481	$ 853,216
Operating Income	$ (56,856)	$ (707,615)	$ 6,505
Net Income	$ (37,068)	$ (684,102)	$ 43,774
Retained Earnings	$ (679,574)	$ (642,506)	$ 41,596
Share Capital	$ 917,954	$ 522,011	$ 1,000
Working Capital	$ 329,593	$ (128,907)	$ 644,322
Intangible Assets	$ 467,101	$ 481,244	$ 300,080
Capital Assets	$ 714,225	$ 763,392	$ 808,454
Non Current Liabilities	$1,272,540	$1,236,224	$1,710,260

DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL

The following are the names of all of the directors, officers and key personnel of the Corporation, including the position held and a summary of the past and present principal occupations:

NAME AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRESENT OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS
*Raymond W. English Leduc, AB	President, Chief Executive Officer & Director	Since 1992, President and Secretary-Treasurer of the Corporation. Prior thereto, he held various positions with Raydan Transport Ltd.
*Leonard D. Jaroszuk St. Albert, AB	Director	Since November of 1993, President, Secretary-Treasurer and Director, Westone Ventures Inc. Since February 1989, President, Secretary-Treasurer and Director, Richfield Explorations Inc.
H. Ralph Henderson, B.Com., F.C.A. Edmonton, AB	Director	Since 1991, engaged in the provision of providing business revitilization services to various clients through H. Ralph Henderson & Associates Inc.

NAME AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRESENT OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS
Danny E. English Sherwood Park, AB	Secretary-Treasurer & Director	Since 1992, Service Manager for the Corporation and prior thereto, from 1983 to 1992, Shop Foreman for Raydan Transport Ltd.
Phillip R. Stuffco Edmonton, AB	Director	From September 1998, counsel to the Corporation and, prior thereto, a solicitor focusing his practice on corporate and commercial law.
John R. Cook B.Sc., P.Eng. Edmonton, AB	Head of Engineering	Since 1994, Chief Mechanical Engineer for the Corporation and prior thereto employed by Edmonton Power with the primary responsibility for systems and operations.
*Robert M. Sparrow Edmonton, AB	Director	Since 1986, President and owner of Nisku Truck Stop Ltd.

*members of the audit committee.

Raymond W. English, 45, the President, Chief Executive Officer, Secretary-Treasurer, Chief Financial Officer and Director of the Corporation, brings over 20 years of senior-level operations experience to his executive role, having held managerial positions with heavy construction companies for resource-based projects across Western Canada, the NWT and the Arctic region. Prior to founding the Corporation in 1992, he worked at all levels within Raydan Transport Ltd. transporting oilfield equipment and tubulars. In his current role as President and CEO, he is responsible for general management, corporate and contract matters, and overall planning and implementation of the Corporation's corporate goals.

Leonard D. Jaroszuk, 41, a Director of the Corporation, has 11 years of experience with reporting issuers in Alberta and is the President of Westone Ventures Inc., the common shares of which are listed and posted on CDNX., since November 1993. He is also the President of Richfield Explorations Inc. ("Richfield") since February 1989, a reporting issuer under the laws of Alberta, engaged, until 1997, in the manufacture and marketing of environmentally safe cleaning products and in the ownership and operation of a hotel and liquor store business in Central Alberta. Richfield entered into an agreement to acquire a corporation engaged in exploration for gold. That acquisition was not completed and therefore Richfield's shares were delisted by The Alberta Stock Exchange.

H. Ralph Henderson, B.Com., F.C.A., 63, a Director of the Corporation, has over 30 years of management and business experience. For the past 9 years, through his consulting corporation, R. Henderson & Associates Inc., which provides business revitilization services to various clients. Prior thereto, Mr. Henderson was a Senior Executive with an international accounting firm. His responsibilities were both national and international and included management, operation, organization, marketing and human resources. He was admitted to the degree of Bachelor of Commerce by the University of Saskatchewan in 1958. He was

admitted to the degree of Chartered Accountant by the Saskatchewan Institute of Chartered Accountants in 1961 and as a Fellow of the Chartered Accountants by the Alberta Institute of Chartered Accountants.

Danny E. English, 37, a Director of the Corporation, has over 20 years' experience in heavy-duty mechanics, working first with Raydan Transport Ltd. (1979-1982) as a mechanic, and after his apprentice period, he returned and served as shop foreman over the period of 1983 to 1992. He has since been Service Manager with the Corporation with responsibilities for the parts and service center, preparing quotes for trucks and trailer repairs, as well as product prototyping and co-ordinating materials handling for the manufacturing facility. Mr. English is responsible for the development and refinement of related products.

Phillip R. Stuffco, 49, a Director of the Corporation, has been corporate counsel for the Corporation since September 1, 1998, assisting the President and CEO in all corporate, business, banking and related legal matters. He reviewed all licence agreements, patent upkeep, distribution and sales agreements, as well as participating as part of the negotiation team. Mr. Stuffco has over 20 years' experience as a legal practitioner focusing on corporate and commercial law in domestic and international arenas, including exposure to the legal needs of public companies. He was admitted to the degree of Bachelor of Laws by the University of Alberta in 1976, and to The Law Society of Alberta in 1977. Prior to joining the Corporation, he practised law in Alberta for 20 years and in the British West Indies from January to June 1998.

John R. Cook, B.Sc., P.Eng., 39, Head of Engineering, is registered in Alberta as a mechanical engineer. He is responsible for product design, engineering, testing and manufacturing of components for Air Link and Easy Slider products, as well as engineering product adaptations in conjunction with the Operations Manager. Prior to joining Raydan in 1994 as its chief mechanical engineer, he was responsible for systems and operations with Edmonton Power (1990-1993).

Robert M. Sparrow, 45, a Director of the Corporation, is President and owner of Nisku Truck Stop Ltd., a multi-tenant truck stop complex located in Nisku, Alberta. Mr. Sparrow was responsible for the start-up, term financing, leasing construction and management of this project which commenced in 1986 and now serves as its managing director. From 1983 to 1990, Mr. Sparrow served as Secretary & Director of Canadian Entech Research Corp., a corporation listed on the CDNX. From May 1993 to May 1995 he was also a director of Vision Incorporation ("Vision"), a corporation listed on The Alberta Stock Exchange. While he was a director, the Alberta Securities Commission took the view that Vision had traded in securities without having filed a prospectus and without having exemptions available. The staff of the Alberta Securities Commission entered into a settlement agreement with Mr. Sparrow, which acknowledged that he was a relatively inactive director and did not recruit investors himself, and pursuant to which Mr. Sparrow paid $500 for the costs of the investigation and agreed to be cease traded for 1 month. Subsequently, the directors of Vision requested The Alberta Stock Exchange to delist its shares and The Exchange did so.

Promoters

Messrs. Raymond W. English and Danny E. English may be considered the promoters of the Corporation in that they took the initiative in founding and organizing the business of the Corporation. Both are officers and directors of the Corporation.

Messrs. Raymond W. English and Danny E. English were each issued 2,921,875 Common Shares of the Corporation for a nominal consideration in consideration for their efforts in organizing the Corporation and its businesses. See **"Prior Sales"** and **"Principal Shareholders".** Each of Messrs. Raymond W. English and Danny E. English will also be granted options to acquire additional Common Shares pursuant to the Corporation's Stock Option Plan. See **"Directors' and Management Stock Options"** and **"Interest of Management and Others in Material Transactions".**

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Executive Officers

	ANNUAL COMPENSATION				LONG TERM COMPENSATION AWARDS	
Name and Position	**Fiscal Year Ended April 30**	**Salary $**	**Benefits $**	**Other Agreed Compensation $**	**Securities Under Options Granted $**	**All Other Compensation $**
Raymond W. English President, Chief Executive Officer & Director	1998 1999 2000(1)	0 32,400 72,800	0 1,772 3,979	0 0 0	0 0 0	0 0 0
Danny E. English Secretary-Treasurer & Director	1998 1999 2000(1)	12,000 38,400 72,800	316 4,030 5,118	0 0 0	0 0 0	0 0 0
John R. Cook(2) Head of Engineering	1998 1999 2000(1)	42,000 46,500 56,000	4,162 3,969 4,596	0 0 0	0 0 0	0 0 0

(1) For the 11 month period ending March 31, 2000.

(2) In addition, Mr. Cook was issued 93,750 Common Shares on November 1, 1998, an additional 72,917 Common Shares on November 1, 1999 and the Corporation has agreed to issue a further 72,917 Common Shares on November 1, 2000 and a further 72,916 on November 1, 2001, conditional on his continued employment with the Corporation on each of those dates. Mr. Cook has a written employment agreement dated February 8, 1994, as amended by further written agreement dated April 15, 1999. His duties and responsibilities are those that are required and directed by management of the Corporation from time to time, with particular emphasis on assisting, directing, prescribing, designing items and devices incidental to the

suspension systems and other truck devices of the Corporation. His agreement also contains restrictive covenants concerning confidentiality. The employment of Mr. Cook may be terminated under various circumstances by management of the Corporation and by Mr. Cook by giving the Corporation 2 months' written notice.

The Corporation currently has no other written employment or management contracts.

Compensation of Directors

Since its incorporation, the Corporation has paid no compensation to its directors as such. All directors of the Corporation will be granted options pursuant to the Corporation's stock option plan to purchase Common Shares at $0.50 per share expiring five years from the date of the grant of those options. See "**Directors' and Management Stock Options**".

Other

The officers and directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties. The aggregate value of all other compensation not described in this prospectus paid or payable by the Corporation to executive officers of the Corporation was nil.

Proposed Compensation

The Corporation proposes to pay total aggregate cash compensation, comprising consulting fees and management fees, for the 12 months ending April 30, 2001, as follows:

OFFICER	NATURE OF SERVICES PERFORMED	ESTIMATED PROJECTED CASH COMPENSATION
Raymond W. English	Management	$ 80,000
Danny E. English	Management	$ 80,000
John R. Cook	Engineering	$ 66,000
TOTAL		$226,000

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No directors or senior officers of the Corporation are or have been indebted to the Corporation.

DIRECTORS' AND MANAGEMENT STOCK OPTIONS

The Corporation has reserved Common Shares for the issuance of stock options and the option price will be fixed by the directors subject to the price restrictions and other requirements imposed by CDNX or similar regulatory authority. No option will be granted to any person except upon recommendation of the directors of the Corporation, and only directors, officers, employees and consultants of the Corporation and its affiliates may receive

stock options. Stock options granted will not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

As at the date hereof, no stock options have been granted. However, the Corporation will enter into Directors' and Management Stock Option Agreements upon the issuance of a final receipt for this prospectus with its directors, officers, employees and consultants to purchase up to a total of 1,266,490 Common Shares at an exercise price of $0.50 per Common Share. That number is an amount equal to 10% of the Common Shares outstanding after completion of the Maximum Subscription. If the Maximum Subscription is not achieved, this number will be reduced so that the options granted will not exceed an amount equal to 10% of the Common Shares outstanding after Closing of this Offering. These options will expire five years from the date of the grant of options, which date will occur immediately upon the Corporation receiving a final receipt for this prospectus. This prospectus qualifies these options for distribution.

OPTIONEE	DATE OF GRANT	EXERCISE PRICE PER COMMON SHARE	EXPIRY DATE	NUMBER OF COMMON SHARES UNDER OPTION
Raymond W. English		$0.50		
Leonard D. Jaroszuk		$0.50		
H. Ralph Henderson		$0.50		
Danny E. English		$0.50		
Phillip R. Stuffco		$0.50		
Robert M. Sparrow		$0.50		

PLAN OF DISTRIBUTION

The Offering

Pursuant to an Agency Agreement dated •, 2000 among the Corporation, the Agent and the Trustee (the "Agency Agreement"), the Corporation has appointed the Agent as its agent to offer for sale to residents of Alberta and British Columbia a minimum of 1,000,000 Units and a maximum of 3,000,000 Units of the Corporation at a price of $0.50 per Unit, subject to the terms and conditions in the Agency Agreement. Each Unit consists of one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant will entitle the holder to subscribe for one Common Share until the date which is one year after the date of Closing, at an exercise price of $0.75 per Common Share. The Agent will receive a commission of 8% of the gross proceeds from this Offering. In addition, the Agent is to be paid at closing a corporate finance fee of $7,500 plus GST, and will be reimbursed for all reasonable expenses of or incidental to this Offering, including the legal fees of its counsel, travel expenses and other third party expenses. The Corporation will grant to the Agent, upon closing, a non-transferable option (the "Agent's Option") to purchase a number of Units equal to 10% of the Units issued pursuant to this Offering. The Agent's Option is exercisable for a period expiring two years from the date of closing of this Offering at an exercise price of $0.50 per Unit if exercised in the first year and $0.575 if exercised in the second year. These Units are in addition to the Units offered by this prospectus. The Agent's Option is qualified under and distributed pursuant to this prospectus. The Agent has agreed to use its best efforts to secure subscriptions for the Units offered hereunder on behalf of the Corporation and may

make co-brokerage arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of financial markets and may also be terminated on the occurrence of certain stated events.

Minimum Subscription

The Minimum Subscription is 1,000,000 Units for total gross proceeds of $500,000. Funds received from the sale of the Units offered hereunder will be deposited with the Trustee , Suite 600, The Dome Tower, Toronto-Dominion Square, 333 – 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, and will not be released until a total of $500,000 has been deposited, and the Agent has consented. The Minimum Subscription must be raised within 90 days of the date of the final receipt for this prospectus, or such later date as may be authorized by the regulatory authorities and agreed to by the Agent, failing which the Trustee will remit the funds collected to the original subscribers without interest or deduction.

Share Purchase Warrants

The Share Purchase Warrants will be issued pursuant to and governed by the Warrant Indenture. The Warrant Indenture will provide that in the event of certain alterations of the Common Shares, including any subdivision, consolidation or reclassification, and in the event of any form of reorganization of the Corporation, including any amalgamation, merger or arrangement, an adjustment will be made to the terms of the Share Purchase Warrants such that the holders will, upon exercise of the Share Purchase Warrants following the occurrence of any of these events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Share Purchase Warrants prior to the occurrence of these events. The holding of Share Purchase Warrants will not constitute the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as expressly provided in the Warrant Indenture.

The Warrant Indenture will provide that all holders of Share Purchase Warrants will be bound by any resolution passed at a meeting of the holders in accordance with the provisions of the Warrant Indenture and resolutions signed by the holders of Share Purchase Warrants entitled to acquire a specified majority of the Common Shares that may be acquired pursuant to all of the then outstanding Share Purchase Warrants.

Holders of the Share Purchase Warrants who wish to exercise the Share Purchase Warrants held by them and thereby acquire Common Shares should complete the exercise form attached to the Share Purchase Warrant certificate and deliver the certificates and the executed exercise forms to the Trustee at its principal office in Calgary, Alberta, along with payment of $0.75 per Share Purchase Warrant exercised.

SHARE CAPITAL STRUCTURE

Authorized Capital

1. **Common Shares:** An unlimited number of Common Shares entitled to dividends if, as and when declared by the Board of Directors of the Corporation, to one vote per share at meetings of shareholders of the Corporation, and upon liquidation, to receive the remaining assets of the Corporation, subject to the rights of the Preferred Shares.

2. **Preferred Shares:** An unlimited number of Preferred Shares issued from time to time in one or more series, with rights as set out in the articles including, the number comprising each series, the designation, rights, privileges, restrictions and conditions including the rate or amount of dividends, the method of calculating dividends, the dates of payment of dividends as determined by the Board of Directors.

CAPITALIZATION

Designation of Security	Amount Authorized	Outstanding as at March 31, 2000 (unaudited)	Outstanding as at May 31, 2000 (unaudited)	Outstanding after giving effect to the Minimum Subscription (unaudited)	Outstanding after giving effect to the Maximum Subscription (unaudited)
Common Shares	Unlimited	9,664,900 ($917,954)	9,664,900 ($917,954)	10,664,900[(1)(2)] ($1,417,954)	12,664,900[(1)(2)] ($2,417,954)
Preferred Shares	Unlimited	Nil	Nil	Nil	Nil

Notes:

(1) This number does not reflect 145,833 Common Shares reserved for issuance to an employee of the Corporation, as to 72,917 on November 1, 2000 and 72,916 on November 1, 2001, provided he continues to be an employee on those dates. See **"Statement of Executive Compensation".** It also does not reflect 500,000 Common Shares reserved for issuance pursuant to a convertible loan agreement at a conversion rate of $0.30 per share and 82,480 Common Shares reserved for issuance pursuant to a stock option agreement dated September 22, 1999 between the Agent and the Corporation at an exercise price of $0.30 per share if exercised on or before September 22, 2000 and at an exercise price of $0.345 per share if exercised subsequent to September 22, 2000 but on or before September 22, 2001, and the Agent's Option to be granted pursuant to this Offering (see **"Plan of Distribution - The Offering"**). In addition, the Corporation has reserved the right to repay up to 50% of the indebtedness owing at any time by the issuance of Common Shares at a deemed issue price of $0.30 per share to a related corporation, Raydan Transport Ltd. The Corporation has also reserved a minimum of 500,000 and a maximum of 1,500,000 Common Shares issuable pursuant to the exercise of Share Purchase Warrants.

(2) Before deduction of estimated issue expenses of $50,000, or payment of commissions and assuming that no proceeds had been received on the exercise of the Share Purchase Warrants, Agent's Option and the option granted to the Agent pursuant to the September 22, 1999 agreement or the options to be granted to directors, officers, employees and consultants of the Corporation and its affiliates.

(3) The deficit of the Corporation as at May 31, 2000 was $650,204.

FULLY DILUTED SHARE CAPITAL	NUMBER OF SECURITIES OUTSTANDING ON MINIMUM SUBSCRIPTION	NUMBER OF SECURITIES OUTSTANDING ON MAXIMUM SUBSCRIPTION	PERCENTAGE ON MINIMUM SUBSCRIPTION	PERCENTAGE ON MAXIMUM SUBSCRIPTION
Issued as at May 31, 2000	9,664,900	9,664,900	71.07%	57.53%
Offered under this Prospectus[(1)]	1,000,000	3,000,000	7.35%	17.86%
Securities reserved for future issuance as at May 31, 2000[(2)]	2,934,803	4,134,803	21.58%	30.79%
TOTAL	13,599,703	16,799,703		

(1) Does not include any shares issuable on exercise of the Agent's Option.

(2) For a breakdown of securities reserved for further issuance see note (1) of Capitalization table.

INDEBTEDNESS OF THE CORPORATION

NATURE OF DEBT	AMOUNT OF DEBT AS OF APRIL 30, 1999	AMOUNT OF DEBT AS AT MARCH 31, 2000	INTEREST RATE ON DEBT	REPAYMENT SCHEDULE
Operating Line of Credit	$260,000	$210,000	Prime + 1%	Demand
Collateral Mortgage on Land and Buildings	$493,928	$476,474	7.50%	2 year term ending December 25, 2000 – 15 year amortization ($5,556 per month)
Business Loan	$177,776	$116,660	Prime + 1.25%	3 years ($1,700 per month)
Advances from Affiliated Corporation(2)	$383,624	$303,866	0%	No Fixed Terms
Advances from Shareholders	$99,408	$99,408	Nil	No Fixed Terms
Government Loan	$Nil	$198,645	Nil	1.5% of gross revenue payable quarterly from July 1, 2001 until June 30, 2001
Private Lender	$150,000(1)	$150,000	Prime +1%	Demand

None of the foregoing indebtedness is in default.

(1) The Corporation's financial statements for the period ended April 30, 1999 revealed certain violations of covenants contained in the loan documents, but the Canadian chartered bank forbore from taking any action on these violations.

(2) The Corporation has reserved for issuance 500,000 Common Shares for possible issuance to a creditor of the Corporation pursuant to a convertible loan of $150,000 which may be satisfied in whole or in part at the option of the lender to be exercised by him not later than the expiration of 18 months from April 24, 1999, by the issuance to him of Common Shares of the Corporation at $0.30 per share.

(3) The Corporation has the option, granted by contract from Raydan Transport Ltd. to repay up to 50% of this debt by way of issuance of Common Shares of the Corporation at an issue price of $0.30 per share.

PRIOR SALES

The following table sets forth the prior sales of the Corporation in respect of Common Shares issued by the Corporation in the previous twelve months.

DATE	NUMBER OF SHARES	ISSUE PRICE PER SHARE	AGGREGATE ISSUE PRICE	NATURE OF CONSIDERATION RECEIVED
December 1, 1998	6,250,000	N/A	$1,000	Issued in exchange for 1,208 Class "A" and 300 Class "C" shares
March 22, 1999[1]	408,700 (408,700)	$0.80 $0.80	$326,960 ($326,960)	Cash Shares Rescinded
March 24, 1999	833,333	$0.30	$250,000	Transfer of Patent and Royalty Relief
June 22, 1999[1]	55,000 (55,000)	$0.80 $0.80	$44,000 ($44,000)	Cash Shares Rescinded
August 31, 1999	1,076,521	$0.30	$322,960	Cash
September 22, 1999	1,229,130	$0.30	$368740	Cash
October 8, 1999	166,666	$0.30	$50,000	Assignment of Patent
November 1, 1999	72,917	$0.30	$21,875	Employee Option
December 21, 1999	30,000	$0.30	$9,000	Cash
January 6, 2000	6,333	$0.30	$1,900	Cash
Totals Less Share Issue Costs	9,664,900		$1,025,475 ($108,321) $917,154	

(1) These sales consisted of units, with each unit comprising one common share and one-half of a warrant, with each warrant entitling the holder to purchase an additional common share at a purchase price of $0.80. All of these trades were rescinded with all shareholders but one electing to have their subscription funds reapplied to purchase Common Shares at $0.30 per share.

See also **"Principal Shareholders"**, **"Plan of Distribution"** and **"Escrowed Securities"**.

PRINCIPAL SHAREHOLDERS

The following table sets out those persons who own of record or who are known to the Corporation to own beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Corporation as at the date hereof.

Name and Municipality of Residence	Type of Ownership	Number and Percentage of Common Shares owned as at March 31, 2000	Number and Percentage Owned After Giving Effect to Minimum Subscription	Number and Percentage Owned After Giving Effect to Maximum Subscription
Raymond W. English Edmonton, AB	Beneficial and of Record	2,921,875 (30.23%)	2,921,875 (27.40%)	2,921,875 (23.07%)
Danny E. English Edmonton, AB	Beneficial and of Record	2,921,875 (30.23%)	2,921,875 (27.40%)	2,921,875 (23.07%)

As of the date hereof, the 5,906,250 Common Shares beneficially owned or controlled, directly or indirectly, by all directors and officers as a group prior to giving effect to this Offering represented 61.11% of the issued and outstanding Common Shares of the Corporation and will represent approximately 55.38% after giving effect to Minimum Subscription and 46.43% after giving effect to Maximum Subscription.

ESCROWED SECURITIES

Under the applicable polices and notices of the Canadian Securities Administrators, including the British Columbia Securities Commission and the Alberta Securities Commission, securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals (except for 10% of each Principal's holdings of Common Shares) are subject to the escrow requirements. By agreement with the Agent, five other founding shareholders have also placed their Common Shares in escrow.

Principals include all persons or companies that, on the completion of the Offering, fall into one of the following categories:

(i) directors and senior officers of the Corporation or of a material operating subsidiary of the Corporation, as listed in this prospectus;

(ii) promoters of the Corporation during the two years preceding this Offering;

(iii) those who own and/or control more than 10% of the Corporation's voting securities immediately after completion of this Offering if they also have appointed or have the right to appoint a director or senior officer of the Corporation or of a material operating subsidiary of the Corporation;

(iv) those who own and/or control more than 20% of the Corporation's voting securities immediately after completion of this Offering; and

(v) associates and affiliates of any of the above.

The Principals of the Corporation are all of the directors and senior officers of the Corporation. Pursuant to an agreement (the "Escrow Agreement") dated as of •, 2000 among the Corporation, the Escrow Agent and the Principals, and five other founding shareholders, the Principals, and five other founding shareholders, agreed to deposit in escrow their 6,250,000 Common Shares (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at 6 month intervals over the 36 months following the issue of the final receipt for this prospectus (with 15% being released in each tranche) and 10% of each shareholder's shares being exempt from the escrow provisions.

The Corporation is an "emerging issuer" as defined in the applicable policies and notices of the Canadian Securities Administrators and if the Corporation achieves "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Corporation had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the agreement unless the transfers or dealings with escrow are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Corporation or of a material operating subsidiary, with approval of the Corporation's Board of Directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

(iii) transfers upon bankruptcy to the trustee in bankruptcy; and

(iv) pledges to a financial institution as collateral for a *bona fide* loan, provided that upon a realization the securities remain subject to escrow.

Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor Corporation upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor Corporation's escrow classification.

The following table sets forth details of the issuance and outstanding Common Shares are subject to the Escrow Agreement:

NUMBER OF ESCROWED COMMON SHARES	PERCENTAGE AFTER GIVING EFFECT TO MINIMUM SUBSCRIPTION(1)	PERCENTAGE AFTER GIVING EFFECT TO MAXIMUM SUBSCRIPTION(1)
6,250,000	58.6%	49.35%

(1) The percentage that the Escrowed Common Shares will represent of the total issued and outstanding Common Shares upon the completion of the minimum and maximum subscription of this Offering.

(2) As mentioned above, a total of 6,250,000 Common Shares are subject to the Escrow Agreement which provides, however, that 10% of these shares (6,250,000) will immediately be free of escrow requirements. However, these shares and the shares to be released with the first tranche will be subject to statutory resale restrictions notwithstanding that they are free of escrow requirements and released from escrow respectively.

MATERIAL CONTRACTS

The Corporation has not entered into any contracts material to investors in the Units in the last two years, except as follows:

1. Employment Agreement with John Cook dated February 8, 1994 and Option Agreement and Amendment dated April 15, 1999.

2. Amending Agreement dated July 31, 1998 between the Inventor and the Corporation.

3. Licensed User Agreement made September 1, 1998 between Raymond W. English and the Corporation.

4. Distributorship Agreement dated October 16, 1998 with Triangle Auto Spring Co.

5. Air Link Patent Transfer Agreement dated March 24, 1999 wherein the Inventor exchanged and transferred patent ownership and royalty fees for Common Shares.

6. Agreement dated effective April 30, 1999 between the Corporation and Raydan Transport Ltd. giving the Corporation the option, with the consent of Raydan Transport Ltd., of repaying up to 50% of its indebtedness to Raydan Transport Ltd. by the issuance of Common Shares at a deemed issue price of $0.30 per share.

7. P.E.M.D. contract with Industry Canada dated May, 1999.

8. I.R.A.P. Repayable Contribution Agreement with N.R.C. dated June 26, 1999.

9. Amendment to Licensing Agreement and Patent Assignment dated September 8, 1999.

10. Directors' and Management Stock Option Agreement dated •, 2000. See **"Directors' and Management Stock Options"**.

11. Escrow Agreement dated •, 2000 among the Corporation, the Trustee, Raymond W. English, Danny E. English, John R. Cook, Phillip R. Stuffco, Richard Nissen, Margaret Joan Richardson and Christopher English. See **"Escrowed Securities"**.

12. Agency Agreement dated •, 2000 among the Corporation, the Agent and the Trustee. See **"Plan of Distribution - The Offering"**.

13. Warrant Indenture dated •, 2000 between the Corporation and the Trustee. See **"Plan of Distribution - Share Purchase Warrants"**.

Copies of these agreements, as well as a copy of U.S. and Canadian Patents, will be available for inspection at the head office of the Corporation at 601-18 Avenue, Nisku, Alberta, T9E 7T7, during ordinary business hours while the securities offered by this prospectus are in the course of distribution and for a period of 30 days thereafter.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed herein, there are no material interests, direct or indirect, of directors, senior officers, and shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since incorporation or in any proposed transaction which has materially affected or would materially affect the Corporation. See **"Conflicts of Interest"**.

CONFLICTS OF INTEREST

Until June 22, 2000, Messrs. Raymond W. English and Danny E. English were directors of Raydan Transport Ltd. The Corporation currently rents a 5,000 square foot repair facility from Raydan Transport Ltd., paying rent of $1,500 per month.

The Corporation and Raydan Transport Ltd. have established various credit facilities with Canadian Western Bank, providing as security for the repayment of their lines of credit guarantees of one another's liabilities, with the result that the Corporation has significant contingent liabilities for the repayment of the indebtedness of Raydan Transport Ltd. It is the intention of management of the Corporation to sever this financial inter-dependence either concurrently with the completion of the Offering pursuant to this prospectus or soon thereafter. As disclosed under **"Indebtedness of the Corporation"**, the Corporation has received advances from Raydan Transport Ltd., an affiliated corporation, one-half of which may at the option of the Corporation be paid to Raydan Transport Ltd. by the issuance of Common Shares at a deemed issue price of $0.30 per share, and the Corporation has also received advances from certain of its shareholders of approximately $100,000.

Conflicts, if any, will be subject to the procedures and remedies available under the *Business Corporations Act* (Alberta). The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or a proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any

matter in respect of such contract or agreement unless otherwise provided by the *Business Corporations Act* (Alberta).

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends since its incorporation. The Board of Directors of the Corporation has not established a dividend policy. While the Corporation is in its early stage of development, earnings are not expected to be distributed to shareholders by way of dividend. The declaration of dividends on the Common Shares will depend upon periodic assessments of, among other things, earnings, capital requirements, investment opportunities and the operating and financial condition of the Corporation and other factors which the Board of Directors of the Corporation may consider appropriate in the circumstances.

DILUTION

The dilution of the subscribers' investments in the Units offered hereunder as at March 31, 2000 without giving effect to the issue of any Common Shares upon the exercise of Share Purchase Warrants, is as follows:

	MINIMUM	MAXIMUM
Price to Public per Unit	$ 0.50	$ 0.50
Net Tangible Book Value Before Distribution	$(228,722)	$ (228,722)
Increase in Net Tangible Book Value Attributable to the Distribution(1)	$ 410,000	$1,330,000
Net Tangible Book Value After Distribution	$ 181,278	$1,101,278
Dilution to Subscribers	$ 0.017	$ 0.087
Percentage of Dilution in Relation to the Offering Price Allocated to the Common Shares	96.6%	82.6%

(1) After deducting the Agent's commission and the fees and expenses of this Offering described in items 1 and 2 under **"Use of Proceeds"**. This does not take into account proceeds on the exercise of the Share Purchase Warrants, the Agent's Option, the agent's option pursuant to an agreement dated September 22, 1999, or the options to be granted to directors, officers, employees and consultants of the Corporation and its affiliates.

RISK FACTORS

Investment in the securities offered herein must be regarded as highly speculative due to the nature of the Corporation's business, its financial condition and its present stage of development. An investment in these securities should be considered only by investors who are willing to risk the loss of their entire investment. Investors should consult with their own professional advisers to assess the legal and other aspects of an investment in the securities offered hereby.

Debt Obligations

The Corporation has debt obligations that are subject to various financial and operating covenants, including requirements to maintain certain financial ratios. The Corporation's ability

to meet its debt service obligations will depend on the Corporation's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the Corporation's control. Because some of the Corporation's indebtedness bears interest at rates that fluctuate with prevailing interest rates, increases in such prevailing rates would increase the Corporation's interest payment obligations and could have a material adverse affect on the Corporation's financial condition and results of operations. Further, the Corporation's indebtedness is secured by substantially all of the Corporation's assets. In the event of a violation by the Corporation of any of its loan covenants or any other default by the Corporation on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on the Corporation's assets. The Corporation's financial statements for the period ended April 30, 1999 revealed certain violations of covenants contained in the loan documents, but the Canadian chartered bank forbore from taking any action on these violations.

Market

Prior to this Offering, there was no public market for the Units, Common Shares or Share Purchase Warrants, and there can be no assurance that an active market for any of the Corporation's securities will develop or be sustained after the completion of this Offering. The offering price has been determined by negotiations among the Corporation and the Agent. Factors such as the Corporation's and its competitors' financial results, general industry conditions, overall economic and financial markets could cause the price of the Corporation's Common Shares to fluctuate.

Dividend Record and Policy

The Corporation has not paid any dividends to date and it is not contemplated that any dividends will be paid in the immediate or forseeable future.

Dependence on Key Employees

The success of the Corporation will to a large degree be dependent on the performance of its key employees. Failure to attract and retain key employees with necessary skills could have a materially adverse impact on the Corporation's growth and profitability. The Corporation does not have employment contracts with most of its key employees.

Dilution

Purchasers of the securities offered by this prospectus will incur an immediate dilution of their investment based upon the net proceeds received by the Corporation from the sale of Units hereunder, after deducting the costs of this issue estimated at $50,000 and the commission and expenses of the Agent. On this basis purchasers of the Units offered by this prospectus at $0.50 per Common Share will suffer an immediate dilution of $0.483 or approximately 96.6% per Common Share on the basis of there being 10,644,900 Common Shares outstanding upon Minimum Subscription and $0.413 or approximately 82.6% per Common Share on the basis of there being 12,664,900 Common Shares outstanding upon Maximum Subscription. See "**Dilution**".

Risks of Operation

While there is a significant market for suspension systems and the kingpin assembly, there is

Growth Related Risks

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Uninsured Losses

The Corporation has arranged for comprehensive insurance, including fire, product liability and extended coverage, of the type and in the amounts customarily obtained for similar businesses. However, in many cases certain types of losses (generally of a catastrophic nature) are either uninsurable or not economically insurable. Should such a disaster occur with respect to the business, the Corporation could suffer a loss of capital invested and any profits which might be anticipated from the operation of the business. A defect in the products manufactured by the Corporation could result in serious injury or property damage and the Corporation is not fully insured against such risks, or are all such risks fully insurable.

Foreign Exchange Risks

A significant portion of the Corporation's revenues and costs are denominated in foreign currency and any changes in the exchange rates between the Canadian dollar and those currencies could adversely or positively affect the results of operations.

Conflicts of Interest

As described under "**Interest of Management and Others in Material Transactions**" and "**Conflicts of Interest**" an investment in the Corporation is subject to various potential conflicts of interest arising out of the Corporation's relationships. In addition, not all of the Corporation's directors and management will be devoting their full time to the business and affairs of the Corporation.

Additional Financing Requirements

The Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Component Availability

Certain components used in the Corporation's products are currently available from only a limited number of sources and may be subject to trade mark or other proprietary protection. The Corporation's inability to develop alternative sources, if required, or to obtain sufficient sole or limited source components as required, could result in delays or reductions in manufacturing and product shipments which could adversely affect the Corporation's operating results.

Reliance on Management

As a result of these and other factors, this Offering is more suitable to subscribers who are willing to rely on the expertise, ability, judgment, discretion, integrity and good faith of management of the Corporation with respect to all operations of the Corporation and are able to make a long-term investment. Prospective investors who are not willing to rely upon management of the Corporation to this extent should not invest in the securities described herein. The Corporation does not have key man insurance in place.

Reliance on Certain Distributors

The Corporation intends to distribute its current products through, and will rely on, relationships with resellers and distributors. The success of the Corporation may continue to be dependent on the ability of the Corporation to main these relationships and develop additional relationships. The Corporation's success will be dependent on the distributors' performance which is not within the Corporation's control.

Product Concentration

Substantially of the Corporation's revenues are currently derived from a limited number of products and services. Consequently, the Corporation's true performance will depend on maintaining and increasing market acceptance of these products and services, as well as enhancing the performance of such products and services to meet the needs of customers. Any reduction in demand or sales of these products or increase in competition could have a material adverse effect on the Corporation's financial condition.

Product Liability

The Corporation may be subject to claims for damages related to any errors in its product. A major product liability claim could materially adversely affect the business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to reputation. As a result, the Corporation could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

Competition

The market for the Corporation's products and services are new and rapidly evolving. The Corporation expects competition to continue to emerge in the future. The Corporation may be unable to compete successfully against future competitors, and competitive pressures faced by it could seriously harm its business, financial condition and results of operations. The Corporation may compete with many other companies which are larger and have financial resources substantially greater than those of the Corporation. The Corporation also expects that additional competition will develop as the market for its products and services expands and becomes more established.

LEGAL PROCEEDINGS

On March 26, 1999 an action was commenced against the Corporation in the Federal Court of Canada, Trial Division, Court: T-574-99 between Emmanuel Simard & Fils (1983) Inc. (Plaintiff)

and the Corporation (Defendant), alleging a patent infringement on behalf of the Corporation with respect to the front-end tandemization process which the Corporation performs as a side line in its repair shop. The Plaintiff patent holder seeks an injunction against the Corporation to cease the alleged patent infringement and to account for all profits made pursuant to the alleged infringement. Management believes that the process used by the Corporation is entirely different from the process alleged to be protected by the patent holder and the Corporation has filed a statement of defence to the claim. The Corporation is not currently party to any other material legal proceedings, nor are any material legal proceedings currently being contemplated by the Corporation. Management of the Corporation is currently not aware of any material legal proceedings contemplated or threatened against the Corporation.

LEGAL MATTERS

Certain legal matters relating to the distribution of the Units will be passed upon by Wolff Leia Huckell on behalf of the Corporation and by Burstall Ward on behalf of the Agent. The partners and associates of Wolff Leia Huckell and the partners and associates of Burstall Ward do not own, directly or indirectly, any of the issued and outstanding Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Messrs. Wolff Leia Huckell, the Units are, and the Common Shares issuable upon exercise of the Share Purchase Warrants will be, qualified investments as defined by the *Income Tax Act* (Canada) and the *Income Tax Regulations* made pursuant thereto, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

ALLOCATION OF UNIT PURCHASE PRICE

A subscriber for a Unit will be required to allocate the subscription price paid for such Unit (together with any reasonable acquisition costs) on a reasonable basis between the Common Shares and Share Purchase Warrants. For purposes of determining the cost of each for income tax purposes, management of the Corporation believes that it is reasonable to allocate none of the subscription price per Unit to the Share Purchase Warrant. This allocation is not binding on either the subscriber or Canada Customs & Revenue Agency.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Messrs. Watson Aberant Arnold, Chartered Accountants, 4212-98 Street, Edmonton, Alberta, T6E 6A1.

CIBC Mellon Trust Company through its principal office in Calgary, Alberta, is the transfer agent and registrar for the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of his Province or Territory. The purchaser should refer to any applicable provisions of the securities legislation of his Province or Territory for the particulars of these rights or consult with a legal advisor.

LUCHAK & WRIGHT
Chartered Accountants

Partners:
Barry D. Luchak, B. Comm. C. A.*
Forrest J. R. Wright, B. Comm. C. A.*

4716 – 51st Avenue
Leduc, Alberta T9E 6Y8
Telephone: (403) 986-8383
Telecopier: (403) 986-4499

AUDITORS' REPORT

TO: The Shareholders of **RAYDAN MANUFACTURING LTD.**

We have audited the amended balance sheet of Raydan Manufacturing Ltd. as at April 30, 1998 and the amended statements of income and retained earnings and cash flows for the year then ended. These amended financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these amended financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the amended financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the amended financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation.

In our opinion, these amended financial statements present fairly, in all material respects, the financial position of the company as at April 30, 1998 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.

Leduc, Alberta
October 30, 1998

"Luchak & Wright"
CHARTERED ACCOUNTANTS

*Denotes Professional Corporation

RAYDAN MANUFACTURING LTD.
AMENDED BALANCE SHEET
AS AT APRIL 30, 1998

ASSETS

	1998	1997
CURRENT ASSETS		
Accounts receivable (note 3)	$ 679,123	$ 518,961
Inventory	346,972	251,320
Work in progress	13,400	36,370
Investment tax credit receivable	-	6,553
Prepaid expenses and deposits	35,495	7,292
	1,074,990	820,496
DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS (note 4)	300,080	228,422

CAPITAL ASSETS	Cost	Accumulated Amortization	1998	1997
Land	$ 116,251	$ -	116,251	-
Buildings	503,107	10,062	493,045	-
Leasehold improvements	58,006	12,017	45,989	27,976
Display units	38,034	14,173	23,861	7,664
Electrical signs	1,840	1,266	574	718
Shop equipment	84,329	15,826	68,503	22,628
Automotive	76,461	29,565	46,896	39,318
Computer equipment	25,808	15,351	10,457	12,574
Display trailers	13,933	11,055	2,878	4,111
Moulds and castings	2,350	2,350	-	-
	$ 920,119	$ 111,665	808,454	114,989
			$ 2,183,524	$ 1,163,907

APPROVED BY THE BOARD

"Raymond W. English"
Director

"Danny E. English"
Director

RAYDAN MANUFACTURING LTD.
AMENDED BALANCE SHEET
AS AT APRIL 30, 1998

ASSETS

		1998		1997
CURRENT ASSETS				
Accounts receivable (note 3)	$	679,123	$	518,961
Inventory		346,972		251,320
Work in progress		13,400		36,370
Investment tax credit receivable		-		6,553
Prepaid expenses and deposits		35,495		7,292
		1,074,990		820,496
DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS (note 4)		300,080		228,422

CAPITAL ASSETS	Cost	Accumulated Amortization	1998	1997
Land	$ 116,251	$ -	116,251	-
Buildings	503,107	10,062	493,045	-
Leasehold improvements	58,006	12,017	45,989	27,976
Display units	38,034	14,173	23,861	7,664
Electrical signs	1,840	1,266	574	718
Shop equipment	84,329	15,826	68,503	22,628
Automotive	76,461	29,565	46,896	39,318
Computer equipment	25,808	15,351	10,457	12,574
Display trailers	13,933	11,055	2,878	4,111
Moulds and castings	2,350	2,350	-	-
	$ 920,119	$ 111,665	808,454	114,989
			$ 2,183,524	$ 1,163,907

APPROVED BY THE BOARD

"Raymond W. English"
Director

"Danny E. English"
Director

RAYDAN MANUFACTURING LTD.
AMENDED STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
SALES ($859,812; 1997 $705,933 from affiliate)	$ 3,531,516	$ 2,565,588
DIRECT COSTS		
Parts	1,668,744	1,123,050
Labour	834,223	676,984
Supplies	101,098	88,670
Royalties	22,938	13,703
DIRECT COSTS	2,627,003	1,902,407
GROSS PROFIT	904,513	663,181
EXPENSES		
Wages and employee benefits	226,866	188,091
Rent ($42,000; 1997 $18,000 to affiliate)	76,503	57,797
Marketing	75,127	60,602
Telephone and utilities	53,132	38,317
Amortization of capital assets	51,994	23,665
Automotive	47,736	30,206
Bank charges and interest	47,524	36,926
Bad Debts	47,026	36,054
Interest on long term debt	42,150	13,411
Office	38,820	22,376
Amortization of deferred product development and marketing costs	33,342	-
Engineering	32,031	43,000
Professional fees	21,095	15,319
Advertising and promotion	17,538	7,453
Equipment lease	13,636	6,000
Travel	9,847	9,615
Shop maintenance	9,647	15,811
Insurance and license	9,202	16,591
Management fees and salaries	-	12,000
	853,216	633,234
Income from operations	51,297	29,947
Gain on sale of capital asset	1,539	-
Income before income taxes	52,836	29,947
Income taxes – deferred (note 10)	9,062	8,425
NET INCOME FOR THE YEAR	43,774	21,522
Deficit at beginning of year	(2,178)	(23,700)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$ 41,596	$ (2,178)

RAYDAN MANUFACTURING LTD.
AMENDED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
OPERATING ACTIVITIES		
Net income	$ 43,774	$ 21,522
Items not involving cash		
Amortization	85,336	23,665
Gain on disposal of capital asset	(1,539)	-
Deferred income taxes	9,062	8,425
	136,633	53,612
Net change in non-cash working capital items		
Increase in accounts receivable	(160,162)	(92,999)
Increase in inventory	(95,652)	(50,101)
Decrease (increase) in work in progress	22,970	(25,629)
Decrease (increase) in investment tax credit receivable including interest	6,553	(6,553)
Increase in prepaid expenses	(28,203)	(2,790)
Increase (decrease) in accounts payable and accrued liabilities	46,511	(85,721)
	(71,350)	(210,181)
FINANCING ACTIVITIES		
Advances from affiliated company	532,960	206,267
Proceeds on conditional sales agreement	-	23,198
Repayment of conditional sales agreements	(11,563)	(6,142)
Proceeds on bank loans and mortgage	448,000	234,000
Repayment of bank loans and mortgage	(38,439)	(180,439)
	930,958	276,884
INVESTING ACTIVITIES		
Purchase of capital assets	(752,608)	(92,103)
Proceeds on sale of capital assets	8,688	-
Additional deferred product development and marketing costs	(105,000)	5,919
	(848,920)	(86,184)
INCREASE (DECREASE) IN BANK INDEBTEDNESS FOR YEAR	(10,688)	19,481
Bank Indebtedness at beginning of year	26,822	7,341
BANK INDEBTEDNESS AT END OF YEAR	$ 16,134	$ 26,822

RAYDAN MANUFACTURING LTD.
NOTES TO THE AMENDED FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 1998

1. ACCOUNTING POLICIES

a) **Inventory**
Inventory is stated at the lower of cost and net realizable value.

b) **Work in progress**
Work in progress is stated at the lower of cost and net realizable value/

c) **Capital assets**
Capital assets are stated at cost. Amortization is provided using the diminishing balance method at rates sufficient to amortize the costs over the estimated useful lives of the assets. The rates of amortization are:

Leasehold improvements	**Over 60 months**
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%
Moulds and castings	100%

In the year of purchase capital assets are amortized at one-half of the annual rate.

d) **Deferred product development and marketing costs**
The costs to develop two manufactured products and establish markets are capitalized. Such costs are being capitalized until a commercially viable sales and production level is attained. Management feels that it takes five years to establish a product in this industry. Effective in fiscal 1998, the development costs incurred prior to 1998 are being expensed to operations on a straight-line basis over ten years and the marketing costs are being amortized on a straight-line basis over five years

e) **Deferred income taxes**
Deferred income taxes arise from claiming capital cost allowance and other items for income tax purposes in amounts differing from the amounts recorded on the financial statements.

2. ECONOMIC DEPENDENCE

The company is currently economically dependent on borrowings from, and third party loans guaranteed by an affiliated company, Raydan Transport Ltd. Raydan Manufacturing Ltd. and Raydan Transport Ltd. are affiliated by virtue of the fact that the shareholders of each company are related to each other.

RAYDAN MANUFACTURING LTD.
NOTES TO THE AMENDED FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 1998

3. ACCOUNTS RECEIVABLE

Accounts receivable is net of allowable for doubtful accounts of $63,246 (prior year $64,349). Accounts receivable as at year-end included $72,322 (prior year $25,733) due from an affiliated company, Raydan Transport Ltd. (see also note 2).

4. DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS DETAIL (see also note 1d)

	1998	1997
Engineering and testing	$ 56,917	$ 32,836
Marketing	153,305	99,305
Rent and administration	35,122	35,122
Prototype materials and labour	30,413	30,413
Wages	57,665	36,665
	333,422	234,341
Less: Amortization charged to operations	(33,342)	-
	$ 300,080	$ 234,341

Subsequent to the year-end, the company engaged an internationally-known firm to professionally evaluate the airlink technology. The valuation opinion indicated a fair market value of the technology in the range of $1,200,000 to $1,500,000 and a specific value of $1,350,000. Due to the nature of the product and the fact that the company is relatively new as compared to its competitors, a larger than normal discount factor was applied in arriving at the valuation. When compared to the valuation, the carrying costs on the financial statements is understated by up to $1,200,000.

5. CONDITIONAL SALES AGREEMENTS

	1998	1997
Chrysler Credit loan was paid out in full in the current year	$ -	$ 4,606
Ford Credit loan repayable at $751 per month including interest at 10.25% due April, 2000 secured by specific automotive equipment costing $33,023 with a net book value of $19,649.	16,240	23,197
	$ 16,240	$ 27,803

RAYDAN MANUFACTURING LTD.
NOTES TO THE AMENDED FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 1998

Principal due on the conditional sales agreement in subsequent years is approximately as follows:

2000	$	7,706
1999		8,534
	$	16,240

6. BANK LOAN

Bank of Montreal loan is repayable at $3,500 per month plus interest at prime plus 1% and is due April 30, 2003. In the current year the loan payments were adjusted from $3,900 to $3,500 per month. Pursuant to the credit arrangement with the Bank of Montreal, the loans are payable in tem monthly installments whereby the months of June and December are interest-only payments.

Principal due on the bank loan in subsequent years is approximately as follows:

1999	$	42,000
2000		42,000
2001		42,000
2002		42,000
2003		13,400
	$	181,400

The security for these loans is:

(a) General assignment of book debts;
(b) General security agreement;
(c) Land and buildings of an affiliated company (see note 2);
(d) Assignment of fire and life insurance;
(e) Guarantee of an affiliated company (see note 2).

7. MORTGAGE PAYABLE

Bank of Montreal mortgage is repayable at $3,644 per month including interest at 7.75% and is due October 30, 2017. Principal due no the mortgage in subsequent years is approximately as follows:

1999	$	10,321
2000		11,136
2001		12,016
2002		12,965
2003		13,990
Thereafter		382,233
	$	442,661

RAYDAN MANUFACTURING LTD.
NOTES TO THE AMENDED FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 1998

The security on this mortgage is:

(a) land, buildings and equipment;

(b) limited personal guarantees each in the amount of $100,000 from each of Ray English and Danny English;

(c) $448,000 corporate guarantee from Raydan Transport Ltd., an affiliated company (see note 2); and

(d) an assignment of leases and rents

8. ADVANCES FROM AFFILIATED COMPANY (see also note 2)

This loan is non-interest bearing and has no fixed repayment terms. Although this loan is of a demand nature, the companies have agreed that the balance will not be materially reduced during the next fiscal year and accordingly the loan has been classified as a long term liability. Although the loan is non-interest bearing, the company pays a portion of the interest on a joint line of credit with the affiliated company, which is recorded as a liability of the affiliated company.

9. INCORPORATION

The company was incorporated under the Alberta Business Corporations Act on March 27, 1992. On May 1, 1997 the majority –owner parent company, Raydan Transport Ltd. sold its shares in Raydan Manufacturing Ltd. to two of the other shareholders resulting in those shareholders collectively owning 100% of the voting shares.

10. INCOME TAXES

In the current year the company elected to utilize $46,625 (prior year $62,736) of its non-capital losses. carried forward. This resulted in an income tax savings of approximately $9,000 (prior year $12,000).

As at year end, the company has remaining non-capital losses carried forward on a tax-filing basis of $86,249. These losses are available to reduce future taxable income until April 30, 2002.

RAYDAN MANUFACTURING LTD.
NOTES TO THE AMENDED FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 1998

11. COMMITMENT

The company entered into lease agreements to rent additional space until August 31, 1998 and June 30, 1999 with minimum monthly rental charges of $1,680 and $1,808 respectively. future minimum lease payments due over the next years are approximately as follows:

1999	$	28,415
2000		3,616
	$	32,031

12. CONTINGENT LIABILITIES

The company is contingently liable for the portion of joint bank loans and joint line of credit with the affiliated company, Raydan Transport Ltd. which is recorded as a debt of the affiliated company. As at year end the balances were $789,850 and $1,195,419 respectively.

A customer has taken an action against the company to recover damages in the amount of $20,000 that are alleged to have occurred as a result of improper repair work completed on one of the customer's vehicles. The matter is scheduled for trial in November, 1998. Management is of the opinion that the customer's claim will result in an out-of-court settlement of approximately $5,000. No provision for this estimate has been provided for in the financial statements.

13. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. in addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

WATSON
ABERANT
ARNOLD

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780)438-5969
Fax (780)437-3918
Email:
waa@compusmart.ab.ca

AUDITORS' REPORT

TO THE DIRECTORS OF
RAYDAN MANUFACTURING INC.

We have audited the balance sheet of *Raydan Manufacturing Inc.* as at April 30, 1999 and the statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted an audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and their disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 1999, and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles.

Edmonton, Alberta

September 8, 1999
-except as to note 18 which is as of
September 22, 1999

"WATSON ABERANT ARNOLD"

Chartered Accountants

RAYDAN MANUFACTURING INC.
(Incorporated under the Business Corporations Act of Alberta)

BALANCE SHEET
AS AT APRIL 30, 1999

ASSETS

	1999	1998 (note 14)
CURRENT ASSETS		
Accounts receivable	$ 310,719	$ 679,123
Inventory	267,165	346,972
Work in progress	12,700	13,400
Prepaid expenses and deposits	31,079	35,495
	621,663	1,074,990
PATENT (note 4)	225,000	-
DEFERRED DEVELOPMENT COSTS (note 5)	256,244	300,080
CAPITAL ASSETS (note 6)	763,392	808,454
	$ 1,866,299	$ 2,183,524

LIABILITIES

	1999	1998
CURRENT LIABILITIES		
Bank indebtedness (note 8)	$ 308,852	$ 16,134
Accounts payable and accrued liabilities	347,185	312,566
Current portion of long term debt (note 9)	85,999	85,728
Current portion of conditional sales agreements (note 7)	8,534	16,240
	750,570	430,668
LONG TERM DEBT (note 9)	735,705	538,332
ADVANCES FROM RELATED COMPANY (note 10)	383,624	1,154,441
ADVANCES FROM SHAREHOLDERS (note 19)	99,408	-
FUTURE INCOME TAXES (note 17)	17,487	17,487
	1,986,794	2,140,928

SHAREHOLDERS' EQUITY

	1999	1998
SHARE CAPITAL (note 12)	522,011	1,000
RETAINED EARNINGS (DEFICIT)	(642,506)	41,596
	(120,495)	42,596
	$ 1,866,299	$ 2,183,524

Approved By The Board

Director (Signed)"Raymond W. English"
Director (Signed)"Danny E. English"

RAYDAN MANUFACTURING INC.

STATEMENT OF OPERATIONS

YEAR ENDED APRIL 30, 1999

	1999	%	1998 (note 15)	%
Revenue	$ 2,606,757	100	$ 3,486,724	100
Direct Costs				
Parts	1,223,699		1,668,744	
Labour	592,647		834,223	
Supplies	147,496		101,098	
Royalties	31,049		22,938	
	1,994,891	76.5	2,627,003	75.3
Gross Margin	611,866	23.5	859,721	24.7
Expenses				
Wages and employee benefits	283,942		226,866	
Marketing	159,965		75,127	
Professional fees	166,659		21,095	
Office	88,432		37,937	
Engineering	87,360		32,031	
Amortization of capital assets	79,342		51,994	
Interest on long term debt	70,303		42,150	
Bad debts	70,171		47,026	
Bank charges and interest	69,524		47,524	
Amortization of development costs	43,836		33,342	
Rent	45,500		76,503	
Automotive	37,219		47,736	
Telephone and utilities	27,690		53,132	
Amortization of patent	25,000		-	
Travel	23,284		9,847	
Property taxes	14,133		883	
Equipment lease	12,505		13,636	
Insurance and license	5,476		9,202	
Advertising and promotion	5,286		17,538	
Shop maintenance	3,854		9,647	
	1,319,481		853,216	
Income (loss) from operations	(707,615)		6,505	
Other income				
Gain (loss) on sale of capital assets	(6,609)		1,539	
Rental income	30,122		44,792	
	23,513		46,331	
Income (loss) before income taxes	(684,102)		52,836	
Income taxes - future (note 18)	-		9,062	
NET INCOME (LOSS) FOR THE YEAR	$ (684,102)		$ 43,774	

RAYDAN MANUFACTURING INC.

STATEMENT OF DEFICIT

YEAR ENDED APRIL 30, 1999

	1999	1998 (note 15)
Retained earnings (deficit) at beginning of year	$ 41,596	$ (2,178)
Net income (loss) for the year	(684,102)	43,774
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	**$ (642,506)**	**$ 41,596**

RAYDAN MANUFACTURING INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 1999

	1999	1998 (note 15)
Cash flow from operating activities:		
Cash receipts from customers	$ 3,094,703	$ 3,402,596
Cash paid to suppliers and employees	(3,026,367)	(3,429,064)
Interest paid	(139,827)	(89,674)
Rental and other income	30,122	44,792
	(41,369)	(71,350)
Investing activity		
Purchase of patent	(250,000)	-
Increase in development costs	-	(105,000)
Purchase of capital assets	(33,183)	(752,608)
Proceeds on sale of capital assets	-	8,688
	(283,183)	(848,920)
Financing activities		
Repayment of conditional sales agreements	(7,706)	(11,563)
Advances from (repayment to) related company	(779,351)	532,960
Increase in long-term debt	198,472	409,561
Increase in shareholders' loan	99,408	-
Proceeds from share issuances, net of share issuance costs	521,011	-
	31,834	930,958
Increase (decrease) in cash	(292,718)	10,688
Bank indebtedness at beginning of year	16,134	26,822
BANK INDEBTEDNESS AT END OF YEAR	$ 308,852	$ 16,134

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

1. NATURE OF OPERATIONS

The company has as its primary operations, the manufacturing and marketing of air-based suspensions and king-pin systems for the trucking and other related industries.

2. ACCOUNTING POLICIES

a) Inventory

The company values its inventory at the lower of cost and net realizable value.

b) Work in progress

The company values its work in progress at the lower of cost and net realizable value.

c) Capital assets

The company provides for amortization of capital assets using the declining balance and straight-line basis at the following rates:

Leasehold improvements	5 years
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%
Moulds and castings	100%

These rates are intended to amortize the assets over their estimated useful lives.

d) Deferred development costs

The costs to develop two manufactured products and establish markets for these products are capitalized. No amortization has been charged to operations until commercially viable sales and production levels are attained. As such, amortization of these costs have not been charged to operations until fiscal year 1998. The product development costs are being amortized on a straight line basis over 10 years. The market development costs are being amortized on a straight line basis over five years.

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

2. ACCOUNTING POLICIES (continued)

e) Patent

The Patent is being amortized on a straight line basis over 10 years.

f) Income taxes

The company follows the Future Income Tax method of providing for income taxes. Under this method, income taxes currently payable may differ from income taxes payable in the future. These differences result from taxable or deductible timing differences. The tax effect of these timing differences is reflected in the accounts as future income taxes payable and arises from the excess of capital cost allowance for income tax purposes over amortization expense and deferred development costs which have been expensed for tax purposes.

g) Share Capital

The company follows the accounting policy of reducing the proceeds by the costs directly related to the issuance.

h) Translation of foreign currencies

Monetary assets in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method of currency translation by which monetary assets are translated at the rate of exchange prevailing at the balance sheet date.

i) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions based on information available as of the date of the financial statements. Actual results could differ from those statements.

3. ECONOMIC RELATIONSHIP

The company is economically related to *Raydan Transport Ltd.* based on borrowing from, and third party loans guaranteed by, *Raydan Transport Ltd.* *Raydan Manufacturing Inc.* and *Raydan Transport Ltd.* are related by virtue of the fact that certain shareholders of each company are related.

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

4. PATENT

On March 24, 1999, the company acquired the patent for the Airlink Suspension System from its inventor. The company issued 312,500 common shares at an attributed value of $0.80 per share for a total purchase price of $250,000. The patents carrying value has been recorded at its purchase price. The patent has been recorded in the accounts as follows:

	1999	1998
Patent	$ 250,000	$ -
Less: accumulated amortization	(25,000)	-
	$ 225,000	$ -

Subsequent to year end and pursuant to terms of the agreement, an additional 520,833 shares were issued to reduce the attributed per share value from $0.80 to $0.30 (see note 17).

	Prior to Revision	Subsequent To Revision
Total value	$ 250,000	$ 250,000
Per share value	$ 0.80	$ 0.30
Shares issued	312,000	833,333

The attributed share value of $0.30 (previously $0.80) has been used to correspond to the value of shares issued for cash as described in note 12.

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

5. DEFERRED DEVELOPMENT COSTS (see note 2d)

	1999	1998
Engineering and testing	$ 56,917	$ 56,917
Marketing development	153,305	153,305
Rent and administration	35,122	35,122
Prototype materials and labour	30,413	30,413
Wages	57,665	57,665
	333,422	333,422
Less: Amortization charged to operations	(77,178)	(33,342)
	$ 256,244	$ 300,080

6. CAPITAL ASSET

	Cost	Accumulated Amortization	Net	Net
Land	$ 116,251	$ -	$ 116,251	$ 116,251
Buildings	503,107	34,714	468,393	493,045
Leasehold improvements	48,994	20,916	28,078	45,989
Display units	42,134	19,150	22,984	23,861
Electrical signs	1,840	1,381	459	574
Shop equipment	85,130	29,593	55,537	68,503
Automotive	92,824	48,542	44,281	46,896
Computer equipment	45,433	20,039	25,394	10,457
Display trailers	13,933	11,918	2,015	2,878
Moulds and castings	2,350	2,350	-	-
	$ 951,996	$ 188,604	$ 763,392	$ 808,454

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

7. CONDITIONAL SALES AGREEMENTS

	1999	1998
Ford Credit loan repayable at $751 per month including interest at 10.25% due April 2000, secured by specific automotive equipment costing $33,023 with a carrying value of $19,649.	$ 8,534	$ 16,240

The full amount of the principal of the conditional sales agreement is due in the next year. Consequently, the full amount is included in current liabilities.

8. BANK INDEBTEDNESS

Bank indebtedness is secured by a general assignment of book debts, and a general security agreement providing a first fixed charge over all present and after acquired equipment. The revolving loan is limited to a maximum of $1,250,000 less the amount allocated to *Raydan Transport Ltd.* Interest is due monthly at prime plus 1.0%.

	1999	1998
Bank overdraft	$ 48,852	$ 16,134
Revolving bank loan	260,000	-
	$ 308,852	$ 16,134

9. LONG TERM DEBT

	1999	1998
Bank loan, bearing interest at 7.5%, payable $4,638 in blended monthly principal and interest, secured by a general security agreement covering all present and after acquired property, due December 31, 2003	$ 493,928	$ -

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

9. LONG TERM DEBT (continued)

	1999	1998
Balance forward	$ 493,928	$ -
Bank loan, bearing interest at prime plus 1.25%, payable $5,556 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, due December 31, 2001	177,776	-
Note payable, no fixed terms of repayment, payable interest only at the Bank of Canada prime plus 1.5%. The lender has an option agreement with the company to convert this note payable into common shares of the company at $.30 per share within 18 months from the date of note issuance - April 24, 1999	150,000	-
Bank loan, bearing interest at prime plus 1.25%, payable $3,500 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, paid in full, December, 1998	-	181,400
Bank loan, bearing interest at 7.75% payable $3,644 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, paid in full, December, 1998	-	442,660
	821,704	624,060
Less: principal portion due within one year	85,999	85,728
	$ 735,705	$ 538,332

9. LONG TERM DEBT (continued)

Anticipated principal repayments over the next five years are as follows:

2000	$ 85,999
2001	87,497
2002	66,871
2003	24,178
2004	26,051
Subsequent	531,108
	$ 821,704

The loans are secured by general assignment of book debts, assets with a carrying value of $584,644, a general security agreement providing a fixed charge on all present and after acquired property. These loans are subject to *Raydan Manufacturing Inc.* and *Raydan Transport Ltd.* meeting certain combined covenants. The company is in default of these covenants at year end.

10. RELATED PARTY TRANSACTIONS

a) During the year, the company entered into transactions with the following related party:

Raydan Transport Ltd. - controlled by the father of the major shareholders

b) The particulars of these transactions are as follows:

Raydan Transport Ltd., rental expense	$ 42,000	$ 42,000
Raydan Transport Ltd., repairs and rigup costs	$ 42,820	$ 859,812

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

10. RELATED PARTY TRANSACTIONS (continued)

c) The balance payable at year-end, without security, interest or specified terms of repayment are as follows:

	1999	1998
Raydan Transport Ltd.	$ 383,624	$ 1,154,441

Raydan Transport Ltd. has indicated that it will not request payment within the next fiscal year. Consequently, this amount has been classified as a non-current liability in the accompanying financial statements

Raydan Manufacturing Inc. has the option, granted by contract from *Raydan Transport Ltd.*, to repay up to 50% of this debt by way of issuance of common shares of *Raydan Manufacturing Inc.* at an issue price of $.30 per share.

11. INCOME TAXES

As at year end, the company has remaining non-capital losses carried forward on a tax-filing basis of $ 624,599 (1998 - $86,249).

12. SHARE CAPITAL

Authorized prior to November 18, 1998:
- Unlimited number of Class A common voting shares
- Unlimited number of Class B common voting shares
- Unlimited number of Class C common non-voting shares
- Unlimited number of Class A preferred shares
- Unlimited number of Class B preferred shares

RAYDAN MANUFACTURING INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 1999

12. SHARE CAPITAL (continued)

During the year, the company offered to qualifying residents in the Provinces of Alberta and British Columbia a minimum of 1,562,000 and a maximum of 4,375,000 units of the Corporation (the "Units") at a price of $0.80 per Unit. Each Unit entitled the holder thereof to acquire one common share in the capital of the Corporation and one-half of one Common Share purchase warrant of the Corporation. Each whole Warrant entitled the holder to purchase one additional Common Share at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of the Offering.

Subsequent to year end, by an Offering Memorandum dated June 30, 1999, the company offered a minimum of 1,083,333 and a maximum of 3,333,333 common shares at $0.30 per share. The Offering included the right of subscribers who held Units purchased pursuant to the November 19, 1998 Offering Memorandum to convert their subscription funds to shares at $0.30 per share.

	Issued Under November 19, 1998 Offering Memorandum	Rescinded by Shareholder	Units Converted June 30, 1999 Offering Memorandum	Results of Conversion Under June 30, 1999 Offering Memorandum
Shares issued	408,700	(5,000)	403,700	1,076,521
Purchase value	$0.80	$0.80	$0.80	$0.30
Total value	$ 326,960	$ (4,000)	$ 322,960	$ 322,960

13. CONTINGENT LIABILITY

Pursuant to a cross guarantee arrangement, the company has provided guarantees to the Canadian Western Bank for bank loans of *Raydan Transport Ltd.* Correspondingly, *Raydan Transport Ltd.* has provided guarantees of the bank indebtedness of the company. The balance of these bank loans at April 30, 1999 totalled $1,993,912.

14. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable which will result in future cash receipts, as well as bank advances, accounts payable and accruals, income taxes payable and long-term advances and long-term debt which will result in future cash outlays.

The Company manages its exposure to interest rate risk through a combination of fixed and floating rate borrowings. The fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

a) Currency Risk

Currency risk is the risk to the company's earnings that arises from fluctuations or foreign exchange rates and the degree of volatility of these rates. The company does not use derivative instruments to reduce its exposure to foreign currency risk. Foreign currency is converted to Canadian dollars on a monthly basis.

b) Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from customers. However, the company has a significant number of customers which minimizes concentration of credit risk.

c) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

15. COMPARATIVE FIGURES

Comparative figures were reported on by another auditor. The auditor's report dated October 30, 1998, expressed no reservations. Some comparative figures have been reclassified to conform to the current financial statement presentation.

16. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

17. CHANGE IN ACCOUNTING POLICY

During the year the company changed to the future income taxes method of recording income taxes. Previously taxes were recorded on an allocation basis. This policy has been applied on a retroactive basis. The statements have not been adjusted because the effect is not material.

18. SUBSEQUENT EVENT

Subsequent to year end, the management and principal shareholders of the company by an amended Offering Memorandum dated June 30, 1999 have amended and restated the original Offering Memorandum dated November 19, 1998 (see note 11).

The amended terms include offering to qualifying residents of Alberta, a minimum of 1,083,333 and a maximum of 3,333,333 common shares of the company at a price of $0.30 per share.

The net proceeds of this Offering were to be expended on equipment and inventory and on marketing, research and development, and for working capital.

18. SUBSEQUENT EVENT (continued)

In addition, the prior issue of units (note 4 and note 12) was revised as follows:

	Prior to amendment	Rescinded	Subsequent to amendment
Total value	$ 576,960	$ 4,000	$ 572,960
Per unit/share value	$ 0.80	$ 0.80	$ 0.30
Shares issued	$ 721,200	$ 5,000	$ 1,909,854

19. ADVANCES FROM SHAREHOLDERS

Advances from shareholders are classified as long-term as they are not expected to be materially reduced during the next fiscal year. They are non-interest bearing and have no specified terms of repayment.

WATSON
ABERANT
ARNOLD

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780)438-5969
Fax (780)437-3918
Email:
waa@compusmart.ab.ca

REVIEW ENGAGEMENT REPORT

TO THE SHAREHOLDERS OF
RAYDAN MANUFACTURING INC.

We have reviewed the interim balance sheet of Raydan Manufacturing Inc. as at March 31, 2000, and the interim statements of operations, deficit and cash flows for the eleven month period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussions related to information supplied to us by the company.

A review does not constitute an audit and consequently we do not express an audit opinion on these interim financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

Edmonton, Alberta
April 17, 2000

"WATSON ABERANT ARNOLD"
Chartered Accountants

RAYDAN MANUFACTURING INC.
(Incorporated under the Canada Business Corporations Act)

INTERIM BALANCE SHEET
(unaudited)

AS AT MARCH 31, 2000

ASSETS

	March 31, 2000	April 30, 1999
CURRENT ASSETS		
Accounts receivable	$ 724,238	$ 310,719
Goods and services tax receivable	19,389	-
Inventory	391,671	267,165
Work in progress	-	12,700
Prepaid expenses and deposits	24,773	31,079
	1,160,071	621,663
PATENTS (note 4)	251,041	225,000
DEFERRED DEVELOPMENT COSTS (note 5)	216,061	256,244
CAPITAL ASSETS (note 6)	714,225	763,392
	$ 2,341,398	$ 1,866,299

LIABILITIES

	March 31, 2000	April 30, 1999
CURRENT LIABILITIES		
Bank indebtedness (note 8)	$ 266,752	$ 308,852
Accounts payable and accrued liabilities	472,981	347,185
Current portion of long term debt (note 9)	90,000	85,999
Conditional sales agreements (note 7)	745	8,534
	830,478	750,570
LONG TERM DEBT (note 9)	851,779	735,705
ADVANCES FROM RELATED COMPANY (note 10)	303,866	383,624
ADVANCES FROM SHAREHOLDERS (note 16)	99,408	99,408
FUTURE INCOME TAXES	17,487	17,487
	2,103,018	1,986,794

SHARE CAPITAL AND DEFICIT

	March 31, 2000	April 30, 1999
SHARE CAPITAL (note 12)	917,954	522,011
DEFICIT	(679,574)	(642,506)
	238,380	(120,495)
	$ 2,341,398	$ 1,866,299

Approved By The Board

Director "Raymond W. English"

Director "Danny E. English"

RAYDAN MANUFACTURING INC.

INTERIM STATEMENT OF OPERATIONS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

	Period ended March 31, 2000	%	Year ended April 30, 1999	%
Revenue	$ 3,311,540	100.0	$ 2,606,757	100.0
Direct Costs				
Parts	1,510,651		1,223,699	
Labour	423,752		592,647	
Supplies	47,807		147,496	
Royalties	39,770		31,049	
	2,021,980	61.0	1,994,891	76.5
Gross Margin	1,289,560	39.0	611,866	23.5
Expenses				
Wages and employee benefits	465,283		283,942	
Professional fees	155,014		166,659	
Marketing	109,124		159,965	
Engineering	79,805		87,360	
Amortization of capital assets	64,188		79,342	
Consulting	60,000		-	
Office	59,196		88,432	
Interest on long term debt	52,986		70,303	
Travel	40,984		23,284	
Bank charges and interest	40,319		69,524	
Amortization of development costs	40,183		43,836	
Insurance and license	35,259		5,476	
Rent	34,000		45,500	
Telephone and utilities	31,733		27,690	
Automotive	28,970		37,219	
Amortization of patent	23,959		25,000	
Advertising and promotion	12,560		5,286	
Property taxes	6,880		14,133	
Shop maintenance	4,464		3,854	
Equipment lease	1,907		12,505	
Bad debts (recovered)	(408)		70,171	
	1,346,406		1,319,481	
Loss from operations	(56,846)		(707,615)	
Other income (expenses)				
Gain (loss) on sale of capital assets	1,215		(6,609)	
Other income	18,563		-	
Rental income	-		30,122	
	19,778		23,513	
LOSS FOR THE PERIOD	$ 37,068		$ 684,102	

RAYDAN MANUFACTURING INC.

INTERIM STATEMENT OF DEFICIT
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

	Period ended March 31, 2000	Year ended April 30, 1999
Retained earnings (deficit) at beginning of period	$ (642,506)	$ 41,596
Loss for the period	(37,068)	(684,102)
DEFICIT AT END OF PERIOD	**$ (679,574)**	**$ (642,506)**

RAYDAN MANUFACTURING INC.

INTERIM STATEMENT OF CASH FLOWS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

	Period ended March 31, 2000	Year ended April 30, 1999
Cash flow from operating activities:		
Cash receipts from customers	$ 2,898,021	$ 3,094,703
Cash paid to suppliers and employees	(3,151,694)	(3,026,367)
Interest paid	(93,305)	(139,827)
Other income	19,778	30,122
	(327,200)	(41,369)
Investing activities		
Purchase of patent	(50,000)	(250,000)
Purchase of capital assets	(13,698)	(33,183)
Proceeds on sale of capital assets	4,327	-
	(59,371)	(283,183)
Financing activities		
Repayment of conditional sales agreement	(7,789)	(7,706)
Decrease in advances from related company	(79,758)	(779,351)
Increase in long-term debt, net	120,075	198,472
Increase in shareholders' loan	-	99,408
Proceeds from share issuances, net of issuance costs	396,143	521,011
	428,671	31,834
Decrease (increase) in bank indebtedness	42,100	(292,718)
Bank indebtedness at beginning of period	308,852	16,134
BANK INDEBTEDNESS AT END OF PERIOD	$ 266,752	$ 308,852

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

1. NATURE OF OPERATIONS

The company has as its primary operations the manufacturing and marketing of air-based suspensions and king-pin systems for the trucking and other related industries.

2. ACCOUNTING POLICIES

a) Inventory

The company values its inventory at the lower of cost and net realizable value.

b) Work in progress

The company values its work in progress at the lower of cost and net realizable value.

c) Capital assets

The company provides for amortization of capital assets using the declining balance and straight-line bases at the following rates:

Leasehold improvements	5 years
Buildings	4%
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%

These rates are intended to amortize the assets over their estimated useful lives.

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

2. ACCOUNTING POLICIES (continued)

d) Deferred product and market development costs

The costs to develop two manufactured products and establish markets for these products are capitalized. No amortization has been charged to operations until commercially viable sales and production levels are attained. As such, amortization of these costs have not been charged to operations until fiscal year 1998.

The product development costs are being amortized on a straight line basis over ten years. The market development costs are being amortized on a straight line basis over five years.

e) Patents

The patents are being amortized on a straight line basis over ten years.

f) Income taxes

The company follows the Future Income Tax method of providing for income taxes. Under this method, income taxes currently payable may differ from income taxes payable in the future. These differences result from taxable or deductible timing differences. The tax effect of these timing differences is reflected in the accounts as future income taxes payable and arises from the excess of capital cost allowance for income tax purposes over amortization expense and deferred development costs which have been expensed for tax purposes.

g) Share Capital

The company follows the accounting policy of reducing the proceeds by the costs directly related to the issuance.

h) Translation of foreign currencies

Monetary assets in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method of currency translation by which monetary assets are translated at the rate of exchange prevailing at the balance sheet date.

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

2. ACCOUNTING POLICIES (continued)

i) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions based on information available as of the date of the financial statements. Actual results could differ from those statements.

3. ECONOMIC RELATIONSHIP

The company is economically related to Raydan Transport Ltd. based on borrowing from, and third party loans guaranteed by, Raydan Transport Ltd. Raydan Manufacturing Inc. and Raydan Transport Ltd. are related by virtue of the fact that certain shareholders of each company are related.

4. PATENTS

On March 24, 1999, the company acquired the patent for the Air Link Suspension System from its inventor. The company issued 833,333 common shares at $0.30 per share for a purchase price of $250,000.

Pursuant to an amended licensing agreement dated September 8, 1999, the company acquired ownership of the patent for an Aadjustable King Pin assembly@ (Easy Slider). The company issued 166,666 common shares at an attributed value of $0.30 per share for a purchase price of $50,000.

The attributed share value of $0.30 has been used to correspond to the value of the shares issued for cash as disclosed in note 12.

The purchase price of the agreements are managements best estimate of the value of the patents at the date of purchase. The value of the patents was established between arms length parties at the time of the transactions. As such, the patents carrying values have been recorded at their purchase prices. The patents have been recorded in the accounts as follows:

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

4. PATENTS (continued)

	March 31, 2000	April 30, 1999
Patent - Air Link	$ 250,000	$ 250,000
Patent - Easy Slider	50,000	-
Less: accumulated amortization	(48,959)	(25,000)
	$ 251,041	$ 225,000

5. DEFERRED PRODUCT AND MARKET DEVELOPMENT COSTS (note 2d)

	March 31, 2000	April 30, 1999
Engineering and testing	$ 56,917	$ 56,917
Marketing development	153,305	153,305
Rent and administration	35,122	35,122
Prototype materials and labour	30,413	30,413
Wages	57,665	57,665
	333,422	333,422
Less: Accumulated amortization	(117,361)	(77,178)
	$ 216,061	$ 256,244

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

6. CAPITAL ASSETS

	March 31, 2000			April 30, 1999
	Cost	Accumulated Amortization	Net	Net
Land	$ 116,251	$ -	$ 116,251	$ 116,251
Buildings	503,107	51,889	451,218	468,393
Leasehold improvements	52,794	30,467	22,327	28,078
Display units	41,054	23,031	18,023	22,984
Electrical signs	1,840	1,465	375	459
Shop equipment	92,504	40,758	51,746	55,537
Automotive	92,824	60,719	32,105	44,281
Office equipment	47,881	27,162	20,719	25,394
Display trailers	13,933	12,472	1,461	2,015
	$ 962,188	$ 247,963	$ 714,225	$ 763,392

7. CONDITIONAL SALES AGREEMENTS

	March 31, 2000	April 30, 1999
Ford Credit loan repayable at $751 per month including interest at 10.25% due April 2000, secured by specific automotive equipment costing $33,023 with a carrying value of $14,149.	$ 745	$ 8,534

The full amount of the principal of the conditional sales agreement is due in the next year. Consequently, the full amount is included in current liabilities.

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

8. BANK INDEBTEDNESS

Bank indebtedness is secured by a general assignment of book debts, and a general security agreement providing a first fixed charge over all present and after acquired equipment. The revolving loan is limited to a maximum of $1,250,000 less the amount allocated to Raydan Transport Ltd. Interest is due monthly at prime plus 1.0%.

	March 31, 2000	April 30, 1999
Bank overdraft	$ 56,752	$ 48,852
Revolving bank loan	210,000	260,000
	$ 266,752	$ 308,852

9. LONG TERM DEBT

	March 31, 2000	April 30, 1999
Bank loan, bearing interest at prime plus 1%, payable $4,638 in blended monthly principal and interest, secured by a general security agreement covering all present and after acquired property, due December 31, 2000	$ 476,474	$ 493,928
Bank loan, bearing interest at prime plus 1.25%, payable $5,556 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, due December 31, 2001	116,660	177,776
	593,134	671,704

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

9. LONG TERM DEBT (continued)

	March 31, 2000	April 30, 1999
Carryforward	$ 593,134	$ 671,704
Note payable, no fixed terms of repayment, payable interest only at the Bank of Canada prime plus 1.5%. The lender has an option agreement with the company to convert this note payable into common shares of the company at $0.30 per share within 18 months from the date of note issuance - April 24, 1999	150,000	150,000
Interest free government loan, principal repayments (calculated as 1.5% of gross revenue) are due quarterly from July 1, 2001 until June 30, 2011.	198,645	-
	941,779	821,704
Less: principal portion due within one year	90,000	85,999
	$ 851,779	$ 735,705

Anticipated principal repayments over the next five years are as follows:

2000	$ 90,000
2001	103,092
2002	104,811
2003	45,527
2004	11,893
Subsequent	586,456
	$ 941,779

9. LONG TERM DEBT (continued)

The bank loans are secured by general assignment of book debts and a general security agreement providing a fixed charge on all present and after acquired property. These loans require Raydan Transport Ltd. and Raydan Manufacturing Inc. to adhere to certain financial ratios.

10. RELATED PARTY TRANSACTIONS

a) During the period, the company entered into transactions with the following related party:

Raydan Transport Ltd. - controlled by the father of the major shareholders.

b) The particulars of these transactions are as follows:

	2000	1999
Raydan Transport Ltd., rental expense	$ 38,500	$ 42,000
Raydan Transport Ltd., repairs and rigup costs	$ -	$ 42,820

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

c) The balance payable at year-end, without security, interest or specified terms of repayment are as follows:

	2000	1999
Raydan Transport Ltd.	$ 303,866	$ 383,624

10. RELATED PARTY TRANSACTIONS (continued)

Raydan Transport Ltd. has indicated that it will not request payment within the next fiscal year. Consequently, this amount has been classified as a non-current liability in the accompanying financial statements

Raydan Manufacturing Inc. has the option, granted by contract from Raydan Transport Ltd., to repay up to 50% of this debt by way of issuance of common shares of Raydan Manufacturing Inc. at an issue price of $0.30 per share.

11. INCOME TAXES

As at April 30, 1999, the company had remaining non-capital losses carried forward on a tax-filing basis of $710,848 which can be used to reduce future taxable income as follows:

Deductible Until	Amount
July, 2002	$ 86,249
July, 2006	624,599
	$ 710,848

12. SHARE CAPITAL

Authorized prior to November 18, 1998:
- Unlimited number of Class A common voting shares
- Unlimited number of Class B common voting shares
- Unlimited number of Class C common non-voting shares
- Unlimited number of Class A preferred shares
- Unlimited number of Class B preferred shares

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

12. SHARE CAPITAL (continued)

	Number	$ Amount
Carry forward	9,388,984	$ 942,700
Issuance of common shares at $0.30 per share per licensing agreement dated September 8, 1999 (note 4)	166,666	50,000
Issuance of common shares at $0.30 per share per employment agreement dated April 15, 1999	72,917	21,875
Issuance of common shares at $0.30 per share dated December 21, 1999	30,000	9,000
Issuance of common shares at $0.30 per share dated January 6, 2000	6,333	1,900
	9,664,900	1,025,475
Less: share issue costs	-	(108,321)
	9,664,900	$ 917,154

During the prior year, in an offering memorandum dated November 19, 1998, the company offered to qualifying residents in the Provinces of Alberta and British Columbia a minimum of 1,562,000 and a maximum of 4,375,000 units of the Corporation (the "Units") at a price of $0.80 per Unit. Each Unit entitles the holder thereof to acquire one common share in the capital of the Corporation and one-half of one Common Share purchase warrant of the Corporation. Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of the Offering.

In an Offering Memorandum dated June 30, 1999, the company offered a minimum of 1,083,333 and a maximum of 3,333,333 common shares at $0.30 per share. The Offering included the right of subscribers who held Units purchased pursuant to the November 19, 1998 Offering Memorandum to convert their subscription funds to shares at $0.30 per share.

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

12. SHARE CAPITAL (continued)

	Issued Under November 19, 1998 Offering Memorandum	Rescinded by Shareholder	Units Converted June 30, 1999 Offering Memorandum	Results of Conversion Under June 30, 1999 Offering Memorandum
Shares issued	408,700	(5,000)	403,700	1,076,521
Purchase value	$0.80	$0.80	$0.80	$0.30
Total value	$ 326,960	$ (4,000)	$ 322,960	$ 322,960

An option to acquire 82,840 common shares at $0.30 per share was extended to Wolverton Securities Ltd. As at the end of the period, this option has not been exercised.

Pursuant to employment agreement dated April 15, 1999, the company has agreed to issue 145,834 shares to an employee as follows:

November 1, 2000	72,917
November 1, 2001	72,917

13. CONTINGENT LIABILITY

Pursuant to a cross guarantee arrangement, the company has provided guarantees to the Canadian Western Bank for bank loans of Raydan Transport Ltd. Correspondingly, Raydan Transport Ltd. has provided guarantees of the bank indebtedness of Raydan Manufacturing Inc. The balance of these bank loans at March 31, 2000 totaled $803,134.

RAYDAN MANUFACTURING INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited)

ELEVEN MONTHS ENDED MARCH 31, 2000

16. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE (continued)

Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

17. ADVANCES FROM SHAREHOLDERS

Advances from shareholders are classified as long-term as they are not expected to be materially reduced during the next fiscal year. They are non-interest bearing and have no specified terms of repayment.

18. SUBSEQUENT EVENT

Subsequent to period end, the company intends to make an initial public offering to residents in the Provinces of Alberta and British Columbia of a minimum of 1,000,000 units (the "Units") and a maximum of 3,000,000 units at a price of $0.50 per Unit. Each Unit entitles the holder thereof to acquire one common share in the capital of the corporation and 1/2 of one common share purchase warrant of the corporation.

Each purchase warrant will entitle the holder to subscribe for one common share at an exercise price of $0.75 until one year after the date of the closing of the Initial Public Offering.

CERTIFICATE OF CORPORATION AND PROMOTERS

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the Securities Act (Alberta) and by Part 9 of the Securities Act (British Columbia) and the respective rules and regulations thereunder.

DATED: June 29, 2000

Raymond W. English
Chief Executive Officer

Danny E. English
Secretary-Treasurer

ON BEHALF OF THE BOARD OF DIRECTORS

Leonard D. Jaroszuk
Director

Phillip R. Stuffco
Director

PROMOTERS

Raymond W. English

Danny E. English

Dated: June 29th, 2000

CERTIFICATE OF THE AGENT

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the *Securities Act* (Alberta) and by Part 9 of the *Securities Act* (British Columbia) and the respective regulations made thereunder.

WOLVERTON SECURITIES LTD.

Per: ______________________________

Brent N. Wolverton

The following includes the name of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of Wolverton Securities Ltd.: The Wolverton Family Trust.

Wolff Leia Huckell	Suite 500, Scotia 1 10060 Jasper Avenue Edmonton, Alberta T5J 3R8
†Barristers, Solicitors, Trade Mark Agents	Telephone: (780) 421-0222 Telecopier: (780)429-0503 Toll Free: 1-888-441-WOLF(9653) E-Mail: hgwolff@securities-lawyers.com

Horst G. Wolff, B.A., LL.B., LL.M.
Gregory J. Leia, B.Comm., LL..B.*
John S. Huckell, B.Sc., LL.B., M.B.A.*
Brad H. Cowburn, B.A., M.P.A. LL.B.*

FILE: 11,823

June 29, 2000

BY SEDAR FILING

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

and

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Dear Sirs:

Re: Raydan Manufacturing Inc. (the "Corporation")

We enclose herewith the following in respect of the filing of a Preliminary Prospectus on behalf of the Corporation:

1. Preliminary Prospectus dated July 29, 2000.

2. Consent letter of current auditors required by the Rules. The consent letter of the former auditors is not enclosed pending a resolution with respect to additional fees alleged to be owing to them.

3. Consent letter of Messrs. Wolff Leia Huckell.

4. Material Contracts and draft Escrow Agreement.

5. The filing fees in the amount of $1,000, being the filing fee in Alberta, and $2,400, being the filing fee in British Columbia, are concurrently being sent electronically from the filer's bank, the Bank of Nova Scotia, at 10050 Jasper Avenue, Edmonton, Alberta.

To assist in your review of the directors of the Corporation, we advise that their dates and places of birth are as follows:

Name of Director	Date of Birth	Place of Birth
Raymond William English	August 1, 1954	Edmonton, Alberta
Danny Edward English	February 27, 1963	Edmonton, Alberta
Phillip Richard Stuffco	December 12, 1949	Peace River, Alberta
Robert Murrey Sparrow	January 4, 1955	Lloydminster, Saskatchewan
Leonard Douglas Jaroszuk	September 14, 1958	Haney, British Columbia
Harold Ralph Henderson	January 6, 1937	Saskatoon, Saskatchewan

Further, in compliance with the requirements of Appendix A to National Policy 43-201, we advise that their full residential address and employer's name and address are as follows:

Name of Director	Address	Employer's Name & Address
Raymond William English	Site 9, R.R. 2, Box 88 Leduc, Alberta T9E 2X2	Raydan Manufacturing Inc. 601 - 18 Avenue Nisku, Alberta T9E 7T7
Danny Edward English	50-51052, R.R. 225 Sherwood Park, Alberta T8C 1H1	Raydan Manufacturing Inc. 601 - 18 Avenue Nisku, Alberta T9E 7T7
Phillip Richard Stuffco	8712 - 136 Street Edmonton, Alberta T5R 0B9	Self
Robert Murrey Sparrow	#2 Ogilvie Place Edmonton, Alberta	Nisku Truck Stop 8020 Sparrow Drive Leduc, Alberta T9E 7G3
Leonard Douglas Jaroszuk	10 Kingsview Pointe St. Albert, Alberta T8N 5M7	Self
Harold Ralph Henderson	530 Wolf Willow Road Edmonton, Alberta T5T 1E4	Self

In compliance with the requirements of the Permission under subsection 70(3) of the *Securities Act* given by the Director, Securities Analysis, on November 22, 1996, we wish to advise him by this letter that the issuer proposes to apply to the Canadian Venture Exchange Inc. forthwith upon the issuance of the receipt for this preliminary prospectus for conditional approval for listing of the shares offered pursuant to

it, and as soon as that conditional approval is obtained to make the following representation in the prospectus:

> "The Canadian Venture Exchange Inc. has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all requirements of the Canadian Venture Exchange Inc. on or before the expiration of 90 days from the date hereof, including distribution of the Common Shares to a minimum number of public shareholders."

In compliance with National Policy 43-201, we confirm:

(a) The materials referred to above are being concurrently filed in British Columbia, being the non-principal regulator.

(b) In respect of each jurisdiction in which the materials are filed, the filer has filed all documents required to be filed or delivered under the local securities legislation and is not subject to a cease trade order issued by a local securities regulatory authority.

(c) In each jurisdiction in which the securities will be offered to purchasers, the underwriter that has signed the Certificate is registered.

We look forward to your first comments letter at your earliest possible convenience.

Yours very truly,

"Horst G. Wolff"
HORST G. WOLFF

HGW/md
Enclosures

cc Burstall Ward
Attention: V.E. Dale Burstall

cc Wolverton Securities Ltd.
Attention: Ms. Rose Zanic, C.A.

cc Raydan Manufacturing Inc.
Attention: Raymond W. English, President

cc Watson Aberant Arnold
Attention: Michael S. Aberant, C.A.

June 29, 2000

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, AB T5J 3Z5

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, BC V6Z 2H4

Dear Sirs:

<u>Re: Raydan Manufacturing Inc.</u>

We refer to the prospectus dated June 29, 2000 relating to the sale and issue of Units consisting of Common Shares and Warrants.

We consent to the use in the above mentioned prospectus of our reports dated April 17, 2000 to the shareholders of Corporation on the following interim financial statements:

Interim balance sheet as at March 31, 2000
Interim statement of operations as at March 31, 2000
Interim statement of deficit as at March 31, 2000
Interim statement of cash flows as at March 21, 2000

We consent to the use in the above mentioned prospectus of our reports dated September 8, 1999 (except as to note 18 which is as of September 22, 1999) to the directors of the Corporation on the following financial statements:

Balance sheet year ended April 30, 1999
Statement of operations year ended April 30, 1999
Statement of deficit year ended April 30, 1999
Statement of cash flows year ended April 30, 1999

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided to the securities regulatory authorities to which it is addressed pursuant to the requirements of its securities legislation and not for any other purpose.

Yours truly,

WATSON ABERANT ARNOLD

"Michael S. Aberant"
Per: Michael S. Aberant, C.A.

Wolff Leia Huckell	Suite 500, Scotia 1 10060 Jasper Avenue Edmonton, Alberta T5J 3R8
†Barristers, Solicitors, Trade Mark Agents	Telephone: (780) 421-0222 Telecopier: (780)429-0503 Toll Free: 1-888-441-WOLF(9653) E-Mail: hgwolff@securities-lawyers.com

Horst G. Wolff, B.A., LL.B., LL.M.
Gregory J. Leia, B.Comm., LL.B.*
John S. Huckell, B.Sc., LL.B., M.B.A.*
Brad H. Cowburn, B.A., M.P.A. LL.B.*

FILE: 11,823

June 29, 2000

BY SEDAR FILING

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

and

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Dear Sirs:

Re: Raydan Manufacturing Inc. (the "Corporation")

We refer to the preliminary prospectus of the Corporation dated June 29, 2000 and advise that we consent to the use of our opinion therein and confirm we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with the opinion.

Yours very truly,

WOLFF LEIA HUCKELL

Per: "Horst G. Wolff"
HORST G. WOLFF

Wolff Leia Huckell	Suite 500, Scotia 1 10060 Jasper Avenue Edmonton, Alberta T5J 3R8
†Barristers, Solicitors, Trade Mark Agents	Telephone: (780) 421-0222 Telecopier: (780)429-0503 Toll Free: 1-888-441-WOLF(9653) E-Mail: hgwolff@securities-lawyers.com

Horst G. Wolff, B.A., LL.B., LL.M.
Gregory J. Leia, B.Comm., LL..B.*
John S. Huckell, B.Sc., LL.B., M.B.A.*
Brad H. Cowburn, B.A., M.P.A. LL.B.*

FILE: 11,823

June 29, 2000

BY SEDAR FILING

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

and

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Dear Sirs:

Re: Raydan Manufacturing Inc. (the "Corporation")

I regret to have to advise you that our file containing the Preliminary Prospectus we filed yesterday on behalf of the Corporation contained a virus as a result of which we had difficulty in properly formatting the document. We have identified the source of the virus as coming from an email insert from Vancouver and are currently we formulating the document and undertake to file a properly formatted one as soon as possible.

We understand that all files are scanned and cleaned when going through the SEDAR server and therefore you should not have the virus on your system even through the damaged caused to our file still shows.

Yours very truly,

"Horst G. Wolff"
HORST G. WOLFF

HGW/jmb

RAYDAN MANUFACTURING INC.
(Issue of Units)

PROSPECTUS CROSS-REFERENCE SHEET

PRELIMINARY PROSPECTUS

FORM 12		HEADING
ITEM 1	DISTRIBUTION SPREAD	FACE PAGE
ITEM 2	PLAN OF DISTRIBUTION	PLAN OF DISTRIBUTION
ITEM 3	MARKET FOR SECURITIES	FACE PAGE
ITEM 4	SUMMARY OF PROSPECTUS	SUMMARY OF OFFERING
ITEM 5	USE OF PROCEEDS TO ISSUER	USE OF PROCEEDS
ITEM 6	SALES OTHERWISE THAN FOR CASH	NOT APPLICABLE
ITEM 7	SHARE AND LOAN CAPITAL STRUCTURE	CAPITALIZATION
ITEM 8	NAME & INCORPORATION OF ISSUER	THE CORPORATION
ITEM 9	DESCRIPTION OF BUSINESS	BUSINESS OF THE CORPORATION
ITEM 10	RISK FACTORS	RISK FACTORS DILUTION
ITEM 11	ACQUISITIONS	BUSINESS OF THE CORPORATION
ITEM 12	DESCRIPTION OF PROPERTY	BUSINESS OF THE CORPORATION
ITEM 13	VARIATIONS IN OPERATING RESULTS	MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
ITEM 14	ASSET AND EARNINGS COVERAGE	
ITEM 15	PROMOTERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL - Promoters
ITEM 16	LEGAL PROCEEDINGS	LEGAL PROCEEDINGS LEGAL MATTERS
ITEM 17	ISSUANCE OF SHARES	SHARE CAPITAL STRUCTURE
ITEM 18	ISSUANCE OF OBLIGATIONS	NOT APPLICABLE
ITEM 19	ISSUANCE OF OTHER SECURITIES	PLAN OF DISTRIBUTION
ITEM 20	DIVIDEND RECORD	DIVIDEND RECORD AND POLICY
ITEM 21	DIRECTORS AND OFFICERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 22	EXECUTIVE COMPENSATION	STATEMENT OF EXECUTIVE COMPENSATION
ITEM 23	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
ITEM 24	OPTIONS TO PURCHASE SECURITIES	DIRECTORS' AND MANAGEMENT STOCK OPTIONS PLAN OF DISTRIBUTION
ITEM 25	ESCROWED SECURITIES	ESCROWED SECURITIES
ITEM 26	PRINCIPAL HOLDERS OF SECURITIES	PRINCIPAL SHAREHOLDERS
ITEM 27	INTERCORPORATE RELATIONSHIPS	THE CORPORATION BUSINESS OF THE CORPORATION PRIOR SALES
ITEM 28	PRIOR SALES	PRIOR SALES
ITEM 29	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
ITEM 30	AUDITORS, TRANSFER AGENTS & REGISTRARS	AUDITORS, TRANSFER AGENT AND REGISTRAR
ITEM 31	MATERIAL CONTRACTS	MATERIAL CONTRACTS
ITEM 32	OTHER MATERIAL FACTS	NOT APPLICABLE

CRREFAB

RAYDAN MANUFACTURING INC.
(Issue of Units)

PROSPECTUS CROSS-REFERENCE SHEET

PRELIMINARY PROSPECTUS

FORM 12		HEADING
ITEM 1	DISTRIBUTION SPREAD	FACE PAGE
ITEM 2	PLAN OF DISTRIBUTION	PLAN OF DISTRIBUTION
ITEM 3	MARKET FOR SECURITIES	FACE PAGE
ITEM 4	SUMMARY OF PROSPECTUS	SUMMARY OF OFFERING
ITEM 5	USE OF PROCEEDS TO ISSUER	USE OF PROCEEDS
ITEM 6	SALES OTHERWISE THAN FOR CASH	NOT APPLICABLE
ITEM 7	SHARE AND LOAN CAPITAL STRUCTURE	CAPITALIZATION
ITEM 8	NAME & INCORPORATION OF ISSUER	THE CORPORATION
ITEM 9	DESCRIPTION OF BUSINESS	BUSINESS OF THE CORPORATION
ITEM 10	RISK FACTORS	RISK FACTORS DILUTION
ITEM 11	ACQUISITIONS	NOT APPLICABLE
ITEM 12	DESCRIPTION OF PROPERTY	NOT APPLICABLE
ITEM 13	VARIATIONS IN OPERATING RESULTS	MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
ITEM 14	ASSET AND EARNINGS COVERAGE	
ITEM 15	PROMOTERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL - Promoters
ITEM 16	LEGAL PROCEEDINGS	LEGAL PROCEEDINGS LEGAL MATTERS
ITEM 17	ISSUANCE OF SHARES	SHARE CAPITAL STRUCTURE
ITEM 18	ISSUANCE OF OBLIGATIONS	NOT APPLICABLE
ITEM 19	ISSUANCE OF OTHER SECURITIES	PLAN OF DISTRIBUTION
ITEM 20	DIVIDEND RECORD	DIVIDEND RECORD AND POLICY
ITEM 21	DIRECTORS AND OFFICERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 22	EXECUTIVE COMPENSATION	STATEMENT OF EXECUTIVE COMPENSATION
ITEM 23	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
ITEM 24	OPTIONS TO PURCHASE SECURITIES	DIRECTORS' AND MANAGEMENT STOCK OPTIONS PLAN OF DISTRIBUTION
ITEM 25	ESCROWED SECURITIES	ESCROWED SECURITIES
ITEM 26	PRINCIPAL HOLDERS OF SECURITIES	PRINCIPAL SHAREHOLDERS
ITEM 27	INTERCORPORATE RELATIONSHIPS	THE CORPORATION BUSINESS OF THE CORPORATION PRIOR SALES
ITEM 28	PRIOR SALES	PRIOR SALES
ITEM 29	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
ITEM 30	AUDITORS, TRANSFER AGENTS & REGISTRARS	AUDITORS, TRANSFER AGENT AND REGISTRAR
ITEM 31	MATERIAL CONTRACTS	MATERIAL CONTRACTS
ITEM 32	OTHER MATERIAL FACTS	NOT APPLICABLE

RAYDAN MANUFACTURING INC.
(Issue of Units)

PROSPECTUS CROSS-REFERENCE SHEET

PRELIMINARY PROSPECTUS

FORM 12A		HEADING
ITEM 1	FACE PAGE DISCLOSURE	FACE PAGE
ITEM 1.1	REQUIRED LANGUAGE	FACE PAGE
ITEM 1.2	PRELIMINARY PROSPECTUS DISCLOSURE	FACE PAGE
ITEM 1.3	BASIC DISCLOSURE ABOUT THE OFFERING	FACE PAGE
ITEM 1.4	DISTRIBUTION SPREAD	FACE PAGE
ITEM 1.5	MARKET FOR SECURITIES	FACE PAGE
ITEM 1.6	RISK FACTORS	RISK FACTORS
ITEM 1.7	PUBLIC AND INSIDER OWNERSHIP	PRINCIPAL SHAREHOLDERS
ITEM 1.8	FOREIGN ISSUERS	NOT APPLICABLE
ITEM 1.9	AGENT	FACE PAGE PLAN OF DISTRIBUTION
ITEM 2	TABLE OF CONTENTS	TABLE OF CONTENTS
ITEM 3.	SUMMARY OF PROSPECTUS	SUMMARY OF OFFERING
ITEM 4.	CORPORATE STRUCTURE	THE CORPORATION
ITEM 4.1	NAME AND INCORPORATION	THE CORPORATION
ITEM 4.2	INTERCORPORATE RELATIONSHIPS	NOT APPLICABLE
ITEM 5	BUSINESS OF THE ISSUER	BUSINESS OF THE CORPORATION
ITEM 5.1	DESCRIPTION AND GENERAL DEVELOPMENT	BUSINESS OF THE CORPORATION
ITEM 5.2	SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS	MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
ITEM 5.3	STATED BUSINESS OBJECTIVES	USE OF PROCEEDS
ITEM 5.4	MILESTONES	NOT APPLICABLE
ITEM 5.5	ACQUISITIONS AND DISPOSITIONS	BUSINESS OF THE CORPORATION
ITEM 5.6	MANAGEMENT	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 5.7	ORGANIZATIONAL STRUCTURE	BUSINESS OF THE CORPORATION
ITEM 5.8	PRODUCTS	BUSINESS OF THE CORPORATION
ITEM 5.9	FUTURE DEVELOPMENTS	NOT APPLICABLE
ITEM 5.10	PROPRIETARY PROTECTION	BUSINESS OF THE CORPORATION
ITEM 5.11	OPERATIONS	BUSINESS OF THE CORPORATION
ITEM 5.12	MARKET	BUSINESS OF THE CORPORATION
ITEM 5.13	MARKETING PLANS AND STRATEGIES	BUSINESS OF THE CORPORATION
ITEM 5.14	ADMINISTRATION	BUSINESS OF THE CORPORATION
ITEM 6	USE OF PROCEEDS	USE PROCEEDS
ITEM 6.1	FUNDS AVAILABLE	USE OF PROCEEDS
ITEM 6.2	PRINCIPAL PURPOSES	USE OF PROCEEDS
ITEM 6.3	CONFLICTS OF INTEREST	CONFLICTS OF INTEREST INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
ITEM 7	RISK FACTORS	RISK FACTORS
ITEM 8	DIRECTORS, OFFICERS AND PROMOTERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 8.1	NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL PRINCIPAL SHAREHOLDERS
ITEM 8.2	AGGREGATE OWNERSHIP OF SECURITIES	PRINCIPAL SHAREHOLDERS

ITEM 8.3	OTHER REPORTING ISSUERS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 8.4	CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 8.5	PENALTIES OR SANCTIONS	DIRECTORS, OFFICERS, PROMOTERS AND KEY PERSONNEL
ITEM 8.6	INDIVIDUAL BANKRUPTCIES	NOT APPLICABLE
ITEM 8.7	CONFLICTS OF INTEREST	CONFLICTS OF INTEREST
ITEM 9	INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT	INDEBTEDNESS OF DIRECTORS AND OFFICERS
ITEM 10	PAYMENT TO INSIDERS AND PROMOTERS	STATEMENT OF EXECUTIVE COMPENSATION
ITEM 10.1	EXECUTIVE COMPENSATION	STATEMENT OF EXECUTIVE COMPENSATION
ITEM 10.2	RELATED PARTY TRANSACTIONS	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
ITEM 10.3	PROPOSED COMPENSATION	STATEMENT OF EXECUTIVE COMPENSATION
ITEM 11	SHARE CAPITAL	SHARE CAPITAL STRUCTURE
ITEM 11.1	EXISTING AND PROPOSED SHARE CAPITAL	PRIOR SALES CAPITALIZATION
ITEM 11.2	OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES	DIRECTORS' AND MANAGEMENT STOCK OPTIONS PLAN OF DISTRIBUTION
ITEM 11.3	FULLY DILUTED SHARE CAPITAL	DILUTION
ITEM 11.4	PRINCIPAL HOLDERS OF VOTING SECURITIES	PRINCIPAL SHAREHOLDERS

CRREFBC

RAYDAN MANUFACTURING INC.

(the "Corporation")

RESOLUTIONS IN WRITING, SIGNED BY THE DIRECTORS OF THE CORPORATION, PURSUANT TO SUBSECTION 112(1) OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA).

BE IT RESOLVED THAT:

(a) The Preliminary Prospectus of the Corporation dated June 29, 2000, and the financial statements included therein, be and the same are hereby in all respects approved and adopted, and Raymond W. English, President and Chief Executive Officer and Danny E. English, Secretary-Treasurer, be and are hereby authorized and directed to execute the said Preliminary Prospectus on behalf of the Corporation.

(b) Raymond W. English and Danny E. English, directors of the Corporation, are hereby authorized on behalf of the Board to sign the Financial Statements and Leonard D. Jaroszuk and Phillip R. Stuffco, directors of the Corporation, are hereby authorized to execute the said Preliminary Prospectus on behalf of the Board of Directors, with such amendments thereto, if any, as may be required to be made by the Alberta and British Columbia Securities Commissions, or on advice of counsel.

(c) Any director or officer of the Corporation be and is hereby empowered to take all necessary steps and to do all things necessary to cause filing of the Preliminary Prospectus with the Alberta and British Columbia Securities Commissions, and is hereby authorized and directed to do and perform all such acts and things and to execute and deliver and to file or cause to be executed, delivered or filed in the name and on behalf of the Corporation, or otherwise, all such documents, including the Preliminary Prospectus, as such director or officer acting in the premises shall deem necessary or proper.

(d) This resolution may be executed, for convenience, in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together constitute but one and the same resolution.

DATED this 29th day of June, 2000.

"Raymond W. English" RAYMOND W. ENGLISH	"Leonard D. Jaroszuk" LEONARD D. JAROSZUK
"Danny E. English" DANNY E. ENGLISH	"Phillip R. Stuffco" PHILLIP R. STUFFCO
"Robert M. Sparrow" ROBERT M. SPARROW	"Ralph Henderson" RALPH HENDERSON

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Other Issuer Cover Page

Project #: 00280251

Filing Type: Long Form Prospectus

Issuer Name: 00014612 Raydan Manufacturing Inc.

Filing Subscriber Name: Cheeky Meadows Enterprises Corp

Application for Exemption Order in:
No related application is

Application for Registration in:
No related application is necessary

Prefiling or Waiver Application:
No prefiling or waiver application

Filing Procedures: MRRS - Prospectus Policy

Type of Securities: Other securities

Initial Public Offering

Aggregate Gross Proceeds (millions):
1.5

Underwriter Information

Underwriter

Name (E): Wolverton Securities Ltd.

Name (F): Wolverton Securities Ltd.

Underwriter's Counsel

Name: BURSTALL WARD

Street: 3100 - 324 - 8 Avenue

City: CALGARY

Province: ALBERTA

Country: Canada

Underwriter Information (continued)

Postal Code: T2P 2Z2

Contact Name: V. E. DALE BURSTALL

Tel: (403)264-1915 Ext:
Fax: (403)266-6016

Promoter Information

Name: Raymond W. English

Street: Site 9, RR 2

City: Leduc

Province: Alberta

Country: Canada

Postal Code: T9E 2X2

Tel: (780)955-2859 Ext:
Fax: (780)955-2386

Subscriber Information

Contact

Contact: Horst G. Wolff

Tel: (780)421-0222 Ext:
Fax: (780)429-0503

Email ID: wlh@securities-lawyers.com

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Subscriber Information (continued)

Subscriber

Company Name: Cheeky Meadows Enterprises Corp

User Name:

Userid: cmef0320

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/30/2000 10:38:58
Alberta (ASC)	Filed with SEDAR	06/30/2000 10:38:58

Submission List

Submission #	Submission Type	Date / Time
00000001	Preliminary	06/30/2000 10:38:58

Document List

Cover letter
Access Private
Submission # 00000001
Client File Name C:\SEDAR\2bfiled\Raydan\Ltrasc.pdf

Preliminary long form prospectus - English
Access Private
Submission # 00000001
Client File Name C:\SEDAR\2bfiled\Raydan\prepro.pdf

Document List (continued)

Auditors' consent letter
Access Private
Submission # 00000001
Client File Name C:\SEDAR\2bfiled\Raydan\watson.pdf

Draft escrow agreement
Access Private
Submission # 00000001
Client File Name C:\SEDAR\2bfiled\Raydan\Escrow.pdf

Consent Letter of Counsel
Access Private
Submission # 00000001
Client File Name C:\SEDAR\2bfiled\Raydan\wlhcon.pdf

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Other Issuer Cover Page

Project #: 00280251

Filing Type: Long Form Prospectus

Issuer Name: 00014612 Raydan Manufacturing Inc.

Filing Subscriber Name: Cheeky Meadows Enterprises Corp

Application for Exemption Order in:
No related application is

Application for Registration in:
No related application is necessary

Prefiling or Waiver Application:
No prefiling or waiver application

Filing Procedures: MRRS - Prospectus Policy

Type of Securities: Other securities

Initial Public Offering

Aggregate Gross Proceeds (millions):
1.5

Underwriter Information

Underwriter

Name (E): Wolverton Securities Ltd.

Name (F): Wolverton Securities Ltd.

Underwriter's Counsel

Name: BURSTALL WARD

Street: 3100 - 324 - 8 Avenue

City: CALGARY

Province: ALBERTA

Country: Canada

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Underwriter Information (continued)

Postal Code: T2P 2Z2

Contact Name: V. E. DALE BURSTALL

Tel: (403)264-1915 Ext:
Fax: (403)266-6016

Promoter Information

Name: Raymond W. English

Street: Site 9, RR 2

City: Leduc

Province: Alberta

Country: Canada

Postal Code: T9E 2X2

Tel: (780)955-2859 Ext:
Fax: (780)955-2386

Subscriber Information

Contact

Contact: Horst G. Wolff

Tel: (780)421-0222 Ext:
Fax: (780)429-0503

Email ID: wlh@securities-lawyers.com

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Subscriber Information (continued)

Subscriber

Company Name: Cheeky Meadows Enterprises Corp

User Name:

Userid: cmef0320

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/30/2000 10:38:5
Alberta (ASC)	Filed with SEDAR	06/30/2000 10:38:5

Submission List

Submission #	Submission Type	Date / Time
00000001	Preliminary	06/30/2000 10:38:5
00000002	Preliminary	06/30/2000 17:34:3

Document List

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray9.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray8.pdf

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Document List (continued)

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray7.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray6.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray5.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray4.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray3.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray2.pdf

Material Contracts
Access Private
Submission # 00000002
Client File Name C:\SEDAR\2bfiled\Raydan\MatCon\ray1.pdf

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Other Issuer Cover Page

Project #: 00280251

Filing Type: Long Form Prospectus

Issuer Name: 00014612 Raydan Manufacturing Inc.

Filing Subscriber Name: Cheeky Meadows Enterprises Corp

Application for Exemption Order in:
No related application is

Application for Registration in:
No related application is necessary

Prefiling or Waiver Application:
No prefiling or waiver application

Filing Procedures: MRRS - Prospectus Policy

Type of Securities: Other securities

Initial Public Offering

Aggregate Gross Proceeds (millions):
1.5

Underwriter Information

Underwriter

Name (E): Wolverton Securities Ltd.

Name (F): Wolverton Securities Ltd.

Underwriter's Counsel

Name: BURSTALL WARD

Street: 3100 - 324 - 8 Avenue

City: CALGARY

Province: ALBERTA

Country: Canada

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Underwriter Information (continued)

Postal Code: T2P 2Z2

Contact Name: V. E. DALE BURSTALL

Tel: (403)264-1915 Ext:
Fax: (403)266-6016

Promoter Information

Name: Raymond W. English

Street: Site 9, RR 2

City: Leduc

Province: Alberta

Country: Canada

Postal Code: T9E 2X2

Tel: (780)955-2859 Ext:
Fax: (780)955-2386

Subscriber Information

Contact

Contact: Horst G. Wolff

Tel: (780)421-0222 Ext:
Fax: (780)429-0503

Email ID: wlh@securities-lawyers.com

Subscriber Information (continued)

Subscriber

Company Name: Cheeky Meadows Enterprises Corp

Street: Suite 500 Scotia 1

10060 Jasper Avenue

City: Edmonton

Province: Alberta

Country: Canada

Postal Code: T5J3R8

User Name: cmef0320

Tel: (780)421-0222 Ext:
Fax: (780)429-0503

Userid: cmef0320

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/30/2000 10:38:58
Alberta (ASC)	Filed with SEDAR	06/30/2000 10:38:58
British Columbia	Received by Agency	06/30/2000 12:31:48
Alberta (ASC)	Received by Agency	06/30/2000 10:44:19

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Submission List

Submission #	Submission Type	Date / Time
00000001	Preliminary	06/30/2000 10:38:58
00000002	Preliminary	06/30/2000 17:34:37
00000003	Other Correspondence	06/30/2000 17:52:49
00000004	Preliminary	06/30/2000 18:31:24

Document List

Resolutions approving preliminary prospectus and financial statements
Access Private
Submission # 00000004
Client File Name C:\SEDAR\2bfiled\Raydan\ppres.pdf

Cross-reference sheet
Access Private
Submission # 00000004
Client File Name C:\SEDAR\2bfiled\Raydan\crrefab.pdf

Cross Reference Sheet BC
Access Private
Submission # 00000004
Client File Name C:\SEDAR\2bfiled\Raydan\crrefbc.pdf

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Other Issuer Cover Page

Project #: 00280251

Filing Type: Long Form Prospectus

Issuer Name: 00014612 Raydan Manufacturing Inc.

Filing Subscriber Name: Cheeky Meadows Enterprises Corp

Application for Exemption Order in:
No related application is

Application for Registration in:
No related application is necessary

Prefiling or Waiver Application:
No prefiling or waiver application

Filing Procedures: MRRS - Prospectus Policy

Type of Securities: Other securities

Initial Public Offering

Aggregate Gross Proceeds (millions):
1.5

Underwriter Information

Underwriter

Name (E): Wolverton Securities Ltd.

Name (F): Wolverton Securities Ltd.

Underwriter's Counsel

Name: BURSTALL WARD

Street: 3100 - 324 - 8 Avenue

City: CALGARY

Province: ALBERTA

Country: Canada

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Underwriter Information (continued)

Postal Code: T2P 2Z2

Contact Name: V. E. DALE BURSTALL

Tel: (403)264-1915 Ext:
Fax: (403)266-6016

Promoter Information

Name: Raymond W. English

Street: Site 9, RR 2

City: Leduc

Province: Alberta

Country: Canada

Postal Code: T9E 2X2

Tel: (780)955-2859 Ext:
Fax: (780)955-2386

Subscriber Information

Contact

Contact: Horst G. Wolff

Tel: (780)421-0222 Ext:
Fax: (780)429-0503

Email ID: wlh@securities-lawyers.com

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Subscriber Information (continued)

Subscriber

Company Name: Cheeky Meadows Enterprises Corp

Street: Suite 500 Scotia 1

10060 Jasper Avenue

City: Edmonton

Province: Alberta

Country: Canada

Postal Code: T5J3R8

User Name: cmef0320

Tel: (780) 421-0222 Ext:
Fax: (780) 429-0503

Userid: cmef0320

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/30/2000 10:38:5
Alberta (ASC)	Filed with SEDAR	06/30/2000 10:38:5
British Columbia	Received by Agency	06/30/2000 12:31:4
Alberta (ASC)	Received by Agency	06/30/2000 10:44:1

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00280251)

Submission List

Submission #	Submission Type	Date / Time
00000001	Preliminary	06/30/2000 10:38:58
00000002	Preliminary	06/30/2000 17:34:37
00000003	Other Correspondence	06/30/2000 17:52:49
00000004	Preliminary	06/30/2000 18:31:24
00000005	Preliminary	07/04/2000 17:06:42

Document List

Preliminary long form prospectus - English
Access Private
Submission # 00000005
Client File Name C:\SEDAR\2bfiled\Raydan\prepro.pdf

System for Electronic Document Analysis and Retrieval
Payment Status Detail

Project number: 00280251
Matter number:
Filing Service Subscriber:
Cheeky Meadows Enterprises Corp

Payment #: 0000178686
Submission #: 00000001
Payee: British Columbia

Amount: $2500.00
GST: $0.00
QST: $0.00
HST: $0.00

Issuer Name:
Raydan Manufacturing Inc.
Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Payment #: 0000178687
Submission #: 00000001
Payee: Alberta (ASC)

Amount: $1000.00
GST: $0.00
QST: $0.00
HST: $0.00

Issuer Name:
Raydan Manufacturing Inc.
Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Payment #: 0000178688
Submission #: 00000001
Payee: CDS Inc.

Amount: $1140.00
GST: $79.80
QST: $0.00
HST: $0.00

Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Total Submitted to Date (incl. taxes): $4719.80
Total Paid to Date (incl. taxes): $4719.80

Total Rejected to Date (incl. taxes): $0.00

System for Electronic Document Analysis and Retrieval
Payment Status Detail

Project number: 00280251
Matter number:
Filing Service Subscriber:
Cheeky Meadows Enterprises Corp

Payment #: 0000178686
Submission #: 00000001
Payee: British Columbia

Amount: $2500.00
GST: $0.00
QST: $0.00
HST: $0.00

Issuer Name:
Raydan Manufacturing Inc.
Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Payment #: 0000178687
Submission #: 00000001
Payee: Alberta (ASC)

Amount: $1000.00
GST: $0.00
QST: $0.00
HST: $0.00

Issuer Name:
Raydan Manufacturing Inc.
Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Payment #: 0000178688
Submission #: 00000001
Payee: CDS Inc.

Amount: $1140.00
GST: $79.80
QST: $0.00
HST: $0.00

Date / Time Printed :
To SEDAR: 06/30/2000 10:38:58
To FI: 06/30/2000 11:44:00 From FI: 06/30/2000 12:52:00
FI Accept (Y/N): Y
Reject Error Code:
Reject Error Message:

Total Submitted to Date (incl. taxes): $4719.80
Total Paid to Date (incl. taxes): $4719.80

Total Rejected to Date (Incl. taxes): $0.00

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

Raydan Manufacturing Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta and British Columbia have been issued for a preliminary Prospectus of the above issuer dated June 29, 2000.

DATED at Calgary, Alberta this June 30, 2000

"Mavis Legg"
Mavis Legg, C.A.
Manager, Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project #280251

03 AUG 20 AM 7:21

RAYDAN MANUFACTURING INC

NISKU, ALBERTA



BUSINESS PLAN

May ~~2000~~2003

RAYDAN MANUFACTURING INCORPORATED

RAYDAN MANUFACTURING INC

Location: NISKU, ALBERTA

Telephone: (780) 955 - 2859
Fax: (780) 955 - 2386

Web Site: www.raydanmfg.com
E-mail: ~~info~~investment@raydanmail.com

Contact: Ray English, President
~~Eric Ferrie~~Neil Little, Controller
Joan Richardson, ~~Office Manager~~Investor Relations

CONFIDENTIALITY

This Business Plan contains proprietary information and is not to be copied, reproduced, used or divulged to any person in whole or in part without proper authorization, either verbally or in writing, from an Officer or Director of Raydan Manufacturing Inc (Raydan or the Company).

This information is the property of Raydan Manufacturing Inc.

The information contained in this business plan is considered accurate as of the date of the business plan. Such information is subject to change at any time.

Any party reviewing this business plan should not construe its content as legal, tax or investment advice. This business plan and any documents that may be delivered herewith should be reviewed by each prospective investor and with such investor's financial, legal and tax advisors.

The statements, estimates and projections as to the future revenue and results of operations of the Company are based upon estimates of management.

The projections of future financial and operating performance have been provided to assist in an evaluation of the projected business outlined in this business plan but are not to be relied upon as accurate representations of future results. Furthermore, because the projected financial information is based upon estimates and assumptions about circumstances and events that have not yet taken place and are subject to variation, there are no representations or warranties associated therewith and there can be no assurance that the projected results will be attained. The projections contained herein should be read in conjunction with the assumptions and qualifications set forth herein.

This business plan is based upon information supplied by Raydan Manufacturing Inc solely for use by prospective investors in the Company. This document does not purport to be all-inclusive or to contain all of the information that a prospective investor may desire. No representation or warranty is made as to the accuracy or completeness of any of the information contained herein. Each recipient of this document agrees that all of the information contained herein is of a confidential nature, that he will treat it in a confidential manner and that he will not directly or indirectly disclose or permit his agents or affiliates to disclose any of such information without the prior written consent of the Company. Neither this business plan or accompanying memorandum(s) nor its delivery to any prospective investor shall constitute an offer to sell or the solicitation of an offer to buy any securities of the Company nor shall this memorandum be construed to indicate that there has been no change in the affairs of the Company since the date hereof.

RAYDAN MANUFACTURING INC

TABLE OF CONTENTS | PAGE

I.	INTRODUCTION AND BACKGROUND		
	1.1	Executive Summary	1
	1.2	Corporate Background	6
	1.3	Business Objectives	6
II.	MANAGEMENT AND ORGANIZATION		
	2.1	Corporate Management Personnel	7
	2.2	Organization	10
	2.3	Corporate Advisors	10
III.	PROJECT, PRODUCTS, SERVICES AND OPERATIONS		
	3.1	Product Overview	11
	3.2	Product Description	12
	3.3	Product Advantages and Unique Features	14
	3.4	Product Development	14
	3.5	Manufacturing and Supply	15
	3.6	Proprietary Protection	16
IV.	MARKETS AND THE MARKETING PLAN		
	4.1	Market Overview	16
	4.2	Marketing and Sales Strategy	18
	4.3	Competition	20
	4.4	Current Opportunities	22
V.	FINANCIAL PLAN		
	5.1	Financial Position	23
	5.2	Financial Projections	26
	5.3	Use of Proceeds	28
VI.	RISK FACTORS		28
VII.	APPENDICES		30
	7.1	Detailed Statement of Operations – See attached Pro Forma Statements	

I INTRODUCTION AND BACKGROUND

1.1 EXECUTIVE SUMMARY

Company

Raydan Manufacturing Inc, (Raydan or the Company), **manufactures, distributes and markets** ~~two main~~ products for use in the transportation industry: (1) Air Link - a ~~truck~~ heavy equipment suspension system; and (2) Easy Slider - a length/load optimization system for trailers (3) Chassis Modifications – a process to convert trucks to 4X4, 6X6 or 8X8 configurations, adding a third drive axle and/or the Air Link suspension, frame stretches and tandemizton to customer specifications. In addition, Raydan operates a parts and service facility for tractors, trailers and heavy equipment. Raydan also offers industry leading tandem steer conversions for the heavy trucking industry.

Best in its Class Suspension System

To date, Raydan has sold or placed numerous Air Link systems throughout Canada, the United States, Mexico and Australia, for use in Class 8 (heavy-duty) trucks, off-highway equipment such as mobile cranes and other severe service vehicles. As well, substantial sales of the Easy Slider have been made across North America for line-haul, forestry and other trailers. The products have **proven reliability** and are **well recognized** and **received** in the industry.

In 1995, Air Link received the Crystal Award from Construction Equipment as one of the **Top 100 New Products** in the US. In 1998, Air Link was designated by the Society of Automotive Engineers as one of the **Top Products of the Year.** As well, that same year, Air Link was honored as the **Supplier of the Year** by the **Nevada Automotive Test Center** for its contributions to the US Marine Corp.

"The single objective of Raydan Manufacturing Inc is to ensure the highest quality products, as well as focusing on corporate activities which generate profits, not just revenues. There is a concentrated effort on maintaining ongoing profitable business."

Ray English
President

Products & Services

Air Link is a drive or tandem-steer axle suspension system for heavy trucks (Class 7 or 8), off-highway vehicles such as cranes and other severe service vehicles. Air Link offers a **superior ride, high roll stability and off-road traction, as well as minimal maintenance costs** when compared to conventional suspension systems. Air Link has out-performed other truck suspensions,

under controlled testing, in field trials and long-term commercial use.

Easy Slider allows for the overall length of a tractor/trailer to be adjusted along with axle weight distribution, which improves handling and maximizes payload haulage revenues.

Raydan has developed a specialty market in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle. Raydan is the **only western Canadian heavy-duty shop** that has in-house engineering to design systems that meet the stringent requirements of truck original equipment manufacturers (OEMs), such as Mack, Peterbilt, International, Freightliner, Western Star and most other popular models of heavy trucks.

Raydan's Air Link system, with its walking beam and air ride configuration, is essentially in a category of its own

In addition, Raydan's heavy-duty truck and trailer parts and service centre supplies a multitude of repair and inspection services for a variety of industrial customers.

Proprietary Protection

The Company's products have patents registered in Canada and the United States and are trademarked in these jurisdictions, as well as Mexico, as Air Link and Easy Slider. The Company owns the Air Link and the Easy Slider patents.

Strategic Partners

With its initial installations and strong operating and performance history, Raydan has launched the Air Link system across OEM factory installations and placements in specialty fleets (e.g. military vehicles). The Company is creating the infrastructure to support a dealer/distributor network for broad market coverage.

Late in 1997, the Air Link suspension came to the attention of two of North America's foremost crane manufacturers. The first Air Link prototype was installed into a unit built by Link-Belt Construction Equipment of Kentucky, in September, followed by several more before the year-end. Terex Cranes of Iowa installed the initial Air Link into a 30-ton model in December 1997.

In November of 1998, the Company entered into an agreement with The Triangle Group (Triangle) of Pennsylvania and Inter-City Distribution/McRobert Springs of Quebec, members of The Marmon Group of Companies (60 autonomous international

The Company is focused on securing strategic alliances and distribution contracts with large partners capable of providing Raydan with consistent, volume orders

To this end the Company has aligned itself with The Triangle Group of Companies, Grove, Link-Belt and Terex Cranes, Emergency One, Boydstun Metal Works and Cottrell Inc

companies with over US$6 billion in annual sales), to equip Air Link's retrofit truck suspensions with Triangle Air Springs and exclusively distribute the Air Link by way of Triangle's 2,000 locations throughout the US and Canada.

In November of 1999, the Company concluded a Distributor Agreement with Technologia de Suspensiones of Monterrey, Mexico, a division of Dirona SA, a well-known Central American truck refurbisher.

Most recently, the summer of 2000 will see the Air Link offered as original equipment in several of the most popular crane models of Grove Worldwide of Pennsylvania, the largest crane manufacturer in North America. The Company has received confirmation of orders for the Air Link, by Grove, for a twelve-month period beginning in June.

Additionally, a Florida based rescue vehicle manufacturer, Emergency One Inc, is currently testing prototypes of the Air Link in two models of fire trucks. They expect to be installing Air Link on-line in the near future. The Company's Nisku shop recently completed the installation of the Air Link into a state-of-the-art fire truck valued at one-half million dollars US. This unit is scheduled to tour the North American trade show circuit over the next few months, affording the Air Link a great deal of valuable exposure.


Nevada Automotive Test Center
SUPPLIER OF THE YEAR AWARD
Presented To
Raydan Manufacturing
With Special Recognition To
For His Outstanding Efforts
And Support Of The
United States Marine Corps
LVSR Program.
With Our Sincere
Appreciation
1998

In addition, the Company is currently in discussions with several major truck OEMs to supply Air Link for installation at the factory level. A number of units have also been supplied to several branches of the US military for use in a variety of applications, including:

- Kalyn Siebert, Gatesville, Texas
- US Marine Corp, Nevada Automotive Test Center, Nevada
- TACOM – Warren, Michigan
  White Plains, New Mexico
  Yuma, Arizona
- Air Force Reserves, Sioux City, Iowa
- Army Reserves, Alexandria, Pennsylvania
- Special Services, Washington, DC

In November, 1999, an agreement was concluded with Defense Products Marketing Inc of Arlington, Virginia to provide market

intelligence, marketing guidance and assistance for all matters related to the US Military

Management

Ray English, President and CEO, responsible for general management, corporate and contract matters and overall planning and implementation of the Company's corporate goals.

Dan English, Vice-President and Secretary-Treasurer, responsible for the parts and service centre, supervision of the preparation of quotes for truck and trailer repairs, as well as product prototyping and coordinating tandem steer conversions for the manufacturing facility.

John Cook, Vice-President Engineering, responsible for product design, engineering, testing and manufacturing of components for the Air Link and Easy Slider products.

> The founders of Raydan, its executives and operations staff have the depth of experience and capabilities in corporate development, business and operations planning and manufacturing to fully commercialize its products

Historical Operations

Raydan's four distinct revenue streams (Air Link, Easy Slider, tandem steer conversions and parts and service) have allowed the Company to grow in sales from C$1.34 million in 1994 to C$3.47 million in fiscal 1998 - **an average growth rate of 30%**. The Company has consistently achieved a gross margin of 25% to 26% each year of operations.

Financing

To realize the vast international market opportunity for Air Link and to satisfy the production and volume demands of supplying some of North America largest distributors, OEMs and fleet operators, Raydan requires equity financing for facility expansion, process and systems upgrades, raw materials, parts and components. Production of manufactured product, which includes the Air Link, the Easy Slider and related components, will increase by approximately 300%.

Financial Projections

Management has prepared the following five-year financial projections:

Fiscal Year Ending April [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Revenues					
Product Sales - Air Link	~~3,470,000~~2,675,707	~~6,520,000~~3,480,000	~~7,930,000~~4,820,000	~~10,080,000~~6,480,000	~~12,610,000~~6,420,000
Product Sales - Easy Slider	~~370,000~~18,365	~~410,000~~20,000	~~450,000~~20,000	~~500,000~~20,000	~~550,000~~20,000
Product Sales - Tandems	~~290,000~~202,942	~~320,000~~220,000	~~350,000~~240,000	~~390,000~~260,000	~~430,000~~290,000
Parts and Service	~~1,420,000~~2,266,119	~~1,490,000~~2,380,000	~~1,560,000~~2,500,000	~~1,640,000~~2,630,000	~~1,720,000~~2,760,000
Inter-company sales	~~20,000~~0	~~20,000~~0	~~20,000~~0	~~20,000~~0	~~20,000~~0
Total Sales	**~~5,570,000~~5,123,133**	**~~8,760,000~~6,100,000**	**~~10,310,000~~ 7,580,000**	**~~12,630,000~~ 9,390,000**	**~~15,330,000~~ 9,490,000**
Cost of Sales	~~3,270,000~~3,377,168	~~5,170,000~~3,600,000	~~6,080,000~~4,472,200	~~7,450,000~~5,540,100	~~9,040,000~~5,599,100
Gross Margin	**~~2,300,000~~1,746,265**	**~~3,590,000~~2,500,000**	**~~4,230,000~~3,107,800**	**~~5,180,000~~3,849,900**	**~~6,290,000~~3,890,900**
	~~41.3%~~34.08%	~~41.0%~~41.0%	41.0%	41.0%	41.0%
Total Expenses	~~1,590,000~~1,560,545	~~1,730,000~~1,660,000	~~1,880,000~~1,760,000	~~2,040,000~~1,870,000	~~2,210,000~~1,990,000
Net Income Before Taxes	**~~710,000~~185,720**	**~~1,860,000~~840,000**	**~~2,350,000~~1,347,000**	**~~3,140,000~~1,979,900**	**~~4,080,000~~1,900,900**
Corporate Tax @ 28%	~~200,000~~54,700	~~520,000~~240,000	~~660,000~~380,000	~~880,000~~550,000	~~1,140,000~~530,000
Net Income	**~~510,000~~131,020**	**~~1,340,000~~600,000**	**~~1,690,000~~967,800**	**~~2,260,000~~1,429,900**	**~~2,940,000~~1,370,900**


Projected Sales
2002 - 2006
Millions
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2002
2003
2004
2005
2006


Projected Net Income
2002 - 2006
Thousands
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2002
2003
2004
2005
2006

RAYDAN MANUFACTURING INCORPORATED


Projected Sales
2001 - 2005
Millions
$20
$15
$10
$5
$0
2001
2002
2003
2004
2005
Year


Projected Net Income
2001 - 2005
Thousands
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
Year

1.2 CORPORATE BACKGROUND

Raydan is a private company co-founded in 1992 by Ray English, President and Chief Executive Officer and Dan English, Vice-President and Secretary-Treasurer, who serve as directors of the Company.

Raydan was incorporated specifically to develop, manufacture and market two patented products, the Air Link suspension system and the Easy Slider sliding kingpin assembly system. Raydan entered into Licensing Agreements with the inventors of both the Air Link and the Easy Slider. In 1999, Raydan purchased the patents for the products from the inventors, who remain dedicated shareholders.

There have been a large number of unit sales of the Easy Slider kingpin system to date; including those installed as original

- Raydan is proud of its record, boasting over sixty man-years of in-house transport and heavy duty mechanical experience
- The Company has established a reputation for proven products and is now ready to capitalize on its success through distribution agreements with major North American original equipment manufacturers

equipment by many of the leading trailer manufacturers. Re-engineering has been completed for various specialty markets, specifically the auto haul industry. Substantial orders have been received from two major manufacturers of car carrier units.

Raydan manufactures the Air Link system and then distributes and sells it mainly throughout North America, with 90% of the sales to the United States. To date Raydan has placed or sold numerous Air Link systems in Canada, the US, Mexico and Australia.

1.3 BUSINESS OBJECTIVES

The key elements of the Company's strategic plan are as follows:

Increase Production Capacity

In January of 1999, the Company relocated its production operations to a new 16,000 square foot facility, thereby increasing its production capacity from sixty units per month to two hundred units per month. The Company has developed a plant layout and equipment purchase plan, which will allow Raydan to considerably increase production.

Upgrade Manufacturing Facilities

The overall operations strategy is to expand the present shop in order to house the entire operation in one facility, thereby reducing management and administration costs. Streamlining the production process will further reduce costs, particularly by manufacturing the steel components and through ongoing automation, cost controls and optimization practices.

Complete ISO 9002 Certification

The Company anticipates the receipt of its ISO 9002 certification shortly, as requirements are approximately 90% complete.

Increase Marketing Efforts

> "Keep your objectives simple. That way you always know you will accomplish them."
>
> **George Patton**
> WW II Allied General

In 2000, Raydan will continue a mass advertising and trade promotion program to significantly increase market awareness. With the assistance of a federal government program (PEMD), Raydan plans to attend many of the major equipment shows in Canada and the United States, in order to gain widespread exposure for the Air Link and Easy Slider systems. It is the company's intention to secure its place in the market with ongoing specialized engineering to fulfil customer needs.

II MANAGEMENT AND ORGANIZATION

2.1 CORPORATE MANAGEMENT PERSONNEL

The founders of Raydan, its executives and operations staff have the depth of experience and capabilities in corporate development, business and operations planning, industrial product development and manufacturing to fully commercialize its products. The co-founders, Ray and Dan English, have over fifty years combined experience in the operations, service and product development areas of the trucking industry. Raydan has a highly capable team of mechanical engineers and technicians, mechanics and welders, sales personnel and administrative staff to implement its goals and business objectives in a timely and efficient manner. The current key members of the management team are outlined as follows:

> "Good people are tough to find but once you have them and you have a good project, you have a sure winner."
>
> **Joe Torre**
> Manager
> NY Yankees

Ray English, President and Chief Executive Officer – brings nearly thirty years of operations experience to his executive role. He has held managerial positions with heavy construction companies for large resource-based projects across Western Canada, the NWT and the Arctic region. Ray worked at all levels within Raydan Transport, transporting oilfield equipment and tubulars, prior to co-founding Raydan Manufacturing with Dan English. In Ray's current role, he is responsible for general management, corporate and contract matters and overall planning and implementation of the Company's corporate goals.

Dan English, Secretary-Treasurer and Vice-President of Operations – has more than twenty years experience in heavy-duty mechanics. He began his career with Raydan Transport, serving as an apprentice mechanic. Upon receiving his journeyman

Well Structured Board of Directors and Operational Management Team

- Six Person Board of Directors
- Management to recruit Marketing Manager to increase international exposure
- Operations are headquartered in

designation, Dan returned to become shop foreman and Service Manager. Dan's present position with the Company includes responsibility for the parts and service centre, supervision of the preparation of quotes for truck and trailer repairs, as well as product prototyping and coordinating tandem steer conversions for the manufacturing facility.

John Cook, Vice-President, Engineering – is a professional engineer registered in the Province of Alberta as a mechanical engineer. Prior to joining Raydan in 1994 as its Chief Mechanical Engineer, he was responsible for systems and operations with Edmonton Power (1990-1993). John is responsible for product design, engineering, testing and manufacturing of components for the Air Link and Easy Slider products.

Richard Nissen, Marketing Manager – has been employed with the Company since 1993. He brings to the firm more than twenty-five years mechanical and sales experience. Rick is primarily responsible for marketing, sales and promotion, as well as dealer/distribution relations.

Board of Directors and Other Shareholders

The Board of Directors of the Company is comprised of Ray and Dan English, Phillip Stuffco, Len Jaroszuk, Bob Sparrow and Ralph Henderson.

Phillip Stuffco – has more than twenty years experience as a legal practitioner, focusing on corporate and commercial law in domestic and international arenas. He was admitted to the degree of Bachelor of Laws by the University of Alberta in 1976 and to The Law Society of Alberta in 1977.

Bob Sparrow – is presently the president and owner of Nisku Truck Stop Ltd, a multi-tenant truck stop complex located in Leduc, Alberta. Formerly, he served as manager of Sparrow Realty

The members of the Board of Directors provide a range of skills in management, operation, finance, marketing and

Ltd, the sales and marketing arm of Sparrow Developments Ltd, the developer of the Nisku Business Park, which comprises more than 5,600 acres of commercial and industrial properties as well as a residential subdivision in the City of Leduc. From 1983 to 1990, Bob served as secretary and director of Canadian Entech Research Corp, a corporation listed on CDNX.

Len Jaroszuk – brings to the Company eleven years of experience with reporting issuers in Alberta. He is the president of Westone Ventures Inc since November 1993, the common shares of which are listed and posted on CDNX. Len is also president of Richfield Explorations Inc, a reporting issuer under the laws of Alberta

H Ralph Henderson – is CEO of H Ralph Henderson and Associates Inc, a consulting firm providing business revitalization services. Previously, he was a senior partner of KPMG, where he held a number of positions including responsibility for the Edmonton financial services practice, the national private business practice which included the international committee and services to national merchandising clients. His business and financial experience includes both public and private companies. Ralph is a graduate of the University of Saskatchewan and a Fellow of the Chartered Accountants.

2.2 ORGANIZATION

The Company currently employs twenty-five people in the areas of administration, sales and marketing, service and manufacturing as outlined below:



Ray English
President & CEO
Eric Ferrie
Controller.
Board of Directors
Joan Richardson
Accounting &
Administration
Chris English
Purchaser
Dan English
VP Operations
John Cook
VP Engineering
Corporate
Advisors
Richard Nissen
Marketing Manager
Production, Service
& Parts Staff
Monica Miles
Quality Control
Sales
Personnel

2.3 CORPORATE ADVISORS

Raydan has assembled a group of advisors and consultants to assist in a variety of areas:

Corporate and Accounting
<u>Corporate Registered Office</u>
Wolff Leia Huckell
Barristers & Solicitors

<u>Accountants and Auditors</u>
Watson Aberant Arnold
Chartered Accountants

<u>Operations</u>
<u>ISO Consultants</u>
Quality Certification Bureau Inc.

<u>Advertising and Promotions</u>
Networks Research (Webmaster)

<u>US Military Consultants</u>
Defense Products Marketing Inc

Corporate Finance and Legal
<u>Brokerage Firm</u>
Wolverton Securities Ltd.
Investment Services

<u>Corporate Commercial/Securities</u>
Wolff Leia Huckell
Securities Lawyers

<u>Operations</u>
Alberta Research Council
Industrial Research Assistance Program

<u>Advertising and Promotions</u>
Kew Illustrations Ltd.

III PROJECT, PRODUCTS AND SERVICES

3.1 PRODUCT OVERVIEW

Raydan manufactures, distributes and markets two main products for use in the transportation industry: (1) Air Link - a truck suspension system; and (2) Easy Slider - a length/load optimization system for trailers. As well, Raydan operates a parts and service facility for tractors, trailers and heavy equipment. The latest truck service offered by the Company is the conversion of single axle front ends to tandem front ends with the addition of a second steering axle.

Air Link offers operators a superior ride, high roll stability and off-road traction and minimal maintenance costs as compared to conventional suspension systems. Air Link has out-performed other truck suspensions, under controlled testing, in field trials and long-term commercial use and has received favorable trade press coverage and several industry awards for its innovative design. Recent tests conducted at the University of Michigan concluded that, when compared to Hendrickson rubber block and spring pack suspensions, Air Link out-performed these two suspensions by a wide margin. Two prototype Air Link suspensions were installed into a US Marine unit in conjunction with their LVSR program and resulted in recognition of Raydan as supplier of the year to the Nevada Automotive Test Center (NATC).

Easy Slider, the sliding kingpin system, allows for the overall length of a tractor/trailer to be adjusted along with axle weight distribution, which improves handling and maximizes payload haulage revenues.

Raydan's parts and service centre supplies a wide variety of heavy-duty parts, inspection, mechanical and welding services to a broad customer base in the Nisku Industrial Park and surrounding area. Raydan has secured wholesaler level distribution with major suppliers that enhances parts delivery, reduces costs and increases sales margins. The service centre provides both shop based and mobile repair services and serves as the registered Nisku area provincial inspection center, as well as a facility to inspect/upgrade imported heavy-duty trucks.

Air Link Shines
Recipient of:
Crystal Award – Top 100 New Products of 1995, Construction Equipment
Reader's Choice Award – Top 50 Products of 1998, Automotive Engineering Intl
Supplier of the Year Award– Nevada Automotive Test Center, 1998

Air Link Achievements

- Accepted by three major crane manufacturers for on-line installation
- Pre-qualified as a replacement suspension in US military heavy-duty service vehicles
- Accepted by a national US-based distributor and a major Canadian dealer network to truck spring repair shops

In addition, Raydan has developed a specialty market in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle. Raydan is the only western Canadian heavy-duty shop that employs in-house engineering to design systems that meet the stringent requirements of original equipment manufacturers such as Mack, Peterbilt, International, Freightliner, Western Star and most popular models of heavy-duty trucks.

3.2 PRODUCT DESCRIPTION

Air Link

Air Link – a drive or tandem-steer axle suspension system for heavy trucks (Class 7 or 8), off-highway vehicles such as cranes, and all severe service vehicles – provides a comfortable highway-type air ride, high roll stability, and enhanced traction. It incorporates a walking beam (that connects the dual drive axles) with air springs (air bags) and has only two moving parts per side.



Air Link's design features virtually eliminate impact damage to the truck, its mounted equipment and its cargo as well as the costly repair and maintenance associated with other severe service suspension systems.

Air Link has received above industry average performance ratings in tests conducted by the National Research Council of Canada, the University of Michigan and the Nevada Automotive Test Center

A core strength of Air Link is its versatility in applications for a wide variety of Class 7 or 8 trucks and off-highway severe service vehicles with tandem-drive and tandem-steer* axles, such as:

Drivers of BFI Waste Systems Inc of Calgary consider trucks equipped with Air Link to be "the best riding trucks in the fleet"

Straight trucks	Tractor	Off-Highway and Severe Service
• Dump*	• Dump	• Quarry Dump
• Mixer*	• Logging	• Mobile Cranes*
• Refuse*	• Tanker	• Non-Civilian Fleets*
• Oilfield Service/Exploration	• Oilfield Service	
	• Highway	

Easy Slider

The Easy Slider system allows the kingpin (the pin that connects



the trailer to the truck) position to be adjusted on a fully-loaded connected trailer, thereby allowing weight to be shifted from the truck's drive axles to the trailer axles and vice versa.

By varying the overall length of the tractor/trailer unit, the axle weight distribution can be optimized for particular load configurations and road conditions, maximizing payloads and improving traction.

Independent engineering tests conducted by Associated Engineering of Edmonton in 1991 showed the Easy Slider system to be equivalent in load carry capacity to a normal fixed kingpin configuration. Easy Slider automates the costly, time consuming old drop-down pin method and eliminates wear and costly replacement of guides found in conventional slide systems.

Easy Slider can be installed on the majority of on and off-highway trailers, including:

- Logging trailers of all configurations
- Grain, livestock and chip trailers
- Bulk haulers
- Tankers
- Inter-modal chassis and vans
- Super B train doublers
- Car carriers

"The Easy Slider allows us to transfer weight so that when we enter the US from Canada, we're able to carry maximum payload in both places. Without it, we'd have to underload in Canada in order to carry the maximum load in the US. We've worked with the Easy Slider for eight to ten years and it has added to the success of the trailers we manufacture."

Gerry Reniger
Sales Manager
Manac Western
Edmonton

Tandemization

Of particular importance to the growth and diversification of the parts and service operation is its development of a specialty market in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle. Raydan is the only western Canadian heavy-duty shop that has in-house engineering to design systems that meet the stringent requirements of truck OEMs. This tandemization of front ends has become more popular and has gained broader industry acceptance as operators report enhanced load capacities, handling and ride characteristics. Twin steer

Raydan documents every tandemization they do and keeps the drawings on file for future reference, making part identification and replacement easy

conversions performed by Raydan are heartily endorsed by such well known truck dealerships as Frontier Peterbilt, Lloydminster, Northern Mack, Edmonton, Al Glover International, Red Deer, Red Head Mack, Saskatoon, Rush Peterbilt Truck Center, Oklahoma City and Peterbilt of Louisiana, Baton Rouge. Many of these units are sent directly to our Nisku facility from the respective factories for this innovative modification.

3.3 PRODUCT ADVANTAGES AND UNIQUE FEATURES

Several product advantages and unique features have been identified by the management of the Company, which they describe as follows:

1. The Air Link is competitively priced – in the mid-range of competitive products.

2. Load capacities of the Air Link exceed that of competitors.

3. The Air Link offers significantly lower installation costs (twenty to twenty-five man/hours on Class 8 trucks as compared to forty or more hours for installation of most other competitive suspension systems).

4. Reduced maintenance and operating costs for the Air Link in relation to upkeep of suspension systems and tires.

5. The Easy Slider automates the high-priced, time consuming old drop-down pin method and eliminates wear and costly replacement of guides found in conventional sliding kingpin systems.

3.4 PRODUCT DEVELOPMENT

The Air Link suspension system was first developed by an independent inventor in 1986. Under a 1992 Licensing Agreement, Raydan was granted exclusive worldwide rights to manufacture and market the product in the US, in Canada and in any other jurisdiction in which the invention has been patented. In 1999, Raydan purchased the patent from the inventor, who remains a dedicated shareholder of the Company.

At its present stage of development, the Air Link product, with its four standard models, is suitable for a wide variety of applications. It has been installed in Class 7 and 8 trucks, from straight trucks used in dump, redi-mix, and refuse, as well as in tractors for severe service, logging, tanker and oilfield service. Air Link is also readily available as standard equipment on several models of Link-Belt, Terex and Grove Cranes.

Following is a partial list of select Air Link customers:

- Waste Management, Ottawa, Ontario
- Canadian Waste, Edmonton, Alberta
- City of Calgary, Alberta
- City of Edmonton, Alberta
- Raydan Transport Ltd, Nisku, Alberta
- Sioux City Redi-Mix, Sioux City, Iowa
- Inter-City Distribution, Cambridge, Ontario
- Link-Belt Construction Equipment Inc, Lexington, Kentucky
- Terex Cranes Inc, Waverly, Iowa
- US Military, Warren, Michigan
- Canada Safeway, Edmonton, Alberta
- Grove Worldwide, Shady Grove, Pennsylvania
- Emergency One Inc, Ocala, Florida
- Kalyn-Siebert, Gatesville, Texas

> "We installed an Air Link because we were badly shaking up our equipment. The operator was very happy with the results; we're planning on ordering more for our fleet of 200 cranes and bucket trucks. In addition, any new equipment coming on will also be equipped with the Air Link. Another thing we liked is that our local truck shop was able to do the retrofit; there's no specialized training needed."
>
> **Frank Riley**
> Sask Power

3.5 MANUFACTURING AND SUPPLY

In January of 1999, Raydan relocated to a 16,000 square-foot industrial facility situated on four acres of land with direct rail access. The shop is serviced by three large overhead doors and an overhead crane extending the width of the shop, as well as industrial high voltage service.

Raydan operates a parts area with a retail counter and three thru-flow industrial bays, two of which are equipped with high-capacity overhead cranes. Raydan has a full complement of journeyman welders and mechanics, professional engineers, as well as parts, administrative and sales personnel.

3.6 PROPRIETARY PROTECTION

The Air Link Canadian patent was granted on April 19, 1994, for twenty years from the filing date of the application, which was May 7, 1991. The patent was registered to James T Kooistra, the inventor, for an "Air Bag and Walking Beam Construction." A US patent to James Kooistra was granted on July 20, 1993. Raydan recently purchased both the US and Canadian patents.

The Air Link trademark was registered at the US Patents and Trademarks Office on May 6, 1997, to Ray English for a ten-year period. The trademark was subsequently transferred to Raydan on September 1, 1998, at no cost.

The Easy Slider Canadian patent was granted on August 1, 1989, for an Adjustable King Pin Assembly. The patent was registered to Shaman Henderson Ventures Ltd. A US patent was granted on February 16, 1990. Raydan recently purchased both the US and Canadian patents.

IV MARKETS AND MARKETING PLAN

4.1 MARKET OVERVIEW

The Heavy Truck and Trailer Industries

Today, more than ever, the trucking industry can be viewed from a technological, manufacturer, supplier and operator perspective. Technology is advancing many power and mechanical systems as original equipment manufacturers of trucks; parts and components recognize the impact new technologies have on quality, durability and cost of components and their performance over the life of the vehicle. Canadian supplier, dealer and distribution networks are well established with there being approximately fifty major regional distributors supplying parts and components. Operators in Canada and the US recorded double-digit growth in tons-hauled of most major commodities from 1990-1995, with continued strong growth forecast to 2002.

Significant growth in the OEM heavy truck market will fuel demand for the Air Link

In Canada, there were more than 170 companies in 1995 manufacturing parts and components for trucks, buses and specialty equipment, operating from approximately 235 plants, with sales of

C$1.3 billion. Of these, some eighty to one hundred major companies produce heavy-duty parts and components for original equipment and are active in the repair, overhaul and enhancement of this equipment. In the US, there are more than seventy-five major companies active in manufacturing Class 8 vehicles and component parts with total 1997 sales of US$9.9 billion with a forecast of $10.8 billion annualized value of the US parts aftermarket in 1998.

Industry analysts predict that with the forecast growth in the Canadian and American industrial economies, Class 8 truck sales could top 300,000 by 2005, as compared to last year's North American Class 8 total of 205,000 (27,000 in Canada) which was the fourth best year on record. The US truck/trailer industry is comprised of seventy or more companies with total sales in 1997 of US$5.01 billion. US trailer shipments through April 1998 were up 35.6% over the same period in 1997.

The Markets, Trends and Competitive Analysis

Raydan's market for its Air Link product includes: operators and fleet managers; OEMs of heavy-duty trucks (Class 8) and off-road equipment; aftermarket distributors; dealers and truck service centres; as well as specialty non-civilian and/or military fleets. Target markets for the Easy Slider product include: operators and fleet managers; OEM trailer companies and aftermarket participants.

In the US, there is a total population of 1,557,300 Class 8 trucks with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), and lease/rental (18.5%). The trailer population of 2,323,800 in the US by vocation is dominated by: lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier (8.4%). In Canada, the number of heavy trucks, tractors and trailers in operation in 1997 was 167,133, 142,407 and 367,632, respectively, with there being another 122,000 Class 5, 6 and 7 trucks in service. These equipment population figures represent the total possible market for Raydan's products.

The top tier of the US-based heavy-duty truck OEMs include Freightliner Corp, Navistar International Corp, PACCAR Inc, Volvo/Mack Trucks Inc, with combined US sales in 1997 of US$7.5 billion. In 1995, Navistar International, Freightliner of Canada Ltd, Western Star Truck Holdings Ltd and PACCAR

> "There are three virtues I have come to appreciate after twenty-five years. The first is integrity. Be honest and straightforward in your communications and demand the same from people you deal with. Otherwise, any relationship is doomed. The second is the art of persuasion. You cannot successfully command or demand, only persuade. Except for the simplest tasks, people must be motivated. The third is simplicity. A simple, elegant solution can be understood, developed and implemented. With each complicating factor, the probability of success diminishes exponentially."
>
> **Daniel T Scott**
> Chairman & CEO
> Scott Printing Company

accounted for shipments valued at C$3.3 billion, approximately 70% of which was exported to the US.

North American sales peaked in 1995 with approximately 228,100 units sold. Sales declined 18% to approximately 187,050 units in 1996 and were expected to drop by another 10% in 1997. However, many OEMs experienced an increase in sales of from 12% to 16% in 1998. The strong North American economic climate is expected to support a 10% expansion of truck fleets every three years, with total forecast sales of 300,000 Class 8 trucks in the year 2005.

The non-civilian or military market for Air Link is difficult to assess. Management at Raydan, through its consultations with the Nevada Automotive Test Centre, understands that the total fleet, among the various branches of the US military and its affiliate agencies of candidate heavy-duty vehicles for the Air Link systems, number in the tens of thousands.

> The demands on today's heavy-duty vocational trucks are considerable. They must provide impeccable suspension, handling, articulation and clearance, while being hard-wearing and environmentally friendly
>
> Truck & Commercial Vehicle International 1999

4.2 MARKETING AND SALES STRATEGY

Distribution, Pricing and Tactics

Raydan manufactures and supplies its products to select OEMs and a dealer/distribution network for aftermarket sales worldwide. The Company has, as well, secured an agreement with a major distributor of aftermarket truck suspension parts in the US, Triangle Auto Spring and with McRobert Springs Ltd (Inter-City Distribution) in Canada, both members of the Triangle Group of Companies, providing coverage at 1,500 outlets across the US and 500 outlets in eastern Canada. Heavy Duty Transport Equipment Pty Ltd was recently assigned the distributorship of Air Link throughout Australia and New Zealand. Air Link is now available in Mexico through Technologia de Suspensiones SA, a Dirona company.

The Air Link system currently has four standard retrofit models:
Model AL-340 (34,000 lb) Model AL-460 (46,000 lb)
Model AL-520 (52,000 lb) Model AL-750 (75,000 lb)
well above the capacity of traditional air ride and walking beam suspensions. Air Link is well suited for and very popular with various specialty markets, such as cranes, aerial and rescue units and military vehicles. Prices are contingent upon the various

applications.

An intensive advertising campaign is underway for the Easy Slider product. Sales have increased by 100% over the past year. Raydan intends to follow a similar aggressive distribution strategy by positioning the product with trailer OEMs and within a dealer/distributor network that specializes in parts and service for trailers.

The Alberta government requested an evaluation of the performance of the Easy Slider in long log B-train configurations, to be conducted by the Forest Engineering Research Institute of Canada, Western Division (FERIC). Their preliminary analysis looks promising, with full test results to be made available shortly.

Engineering has been completed to modify the Easy Slider for utilization by the car carrier industry. Product has been shipped to two major manufacturers, Boydstun Metal Works of Portland, Oregon and Cottrell Inc of Gainesville, Georgia.

The Easy Slider product is available in six sizes, from 16" to 96" variable kingpin position models (8" increments), with prices based upon the required configuration.

Raydan's tactical plans are based on creating market awareness and demand through its advertising and promotion campaigns and by placing its product in a variety of vocational uses to generate acceptance and aftermarket sales and then to position the products with OEMs.

"The most successful sales strategy is one that does not need a whole series of overhead materials and presentations so one can understand it."

Michael Dell
Founder
Dell Computers Corp.

Advertising and Promotion

Raydan has developed an advertising and promotions campaign tailored specifically to an industrial product launch. Its campaign is comprised of: an informational website (www.raydanmfg.com) with email links; full-color, two-sided brochures for the Air Link and Easy Slider products; posters for advertising at dealers and truck service centres and full product information, specifications and pricing information in Canadian and US dollars. Raydan also has two professionally developed booths for trade promotions and other product displays. This year, we plan to attend the following prominent trade shows and expositions:

- The Utility Equipment Show – Toronto, Ontario
- Mid America Truck Show – Louisville, Kentucky

- International Trucking Show – Las Vegas, Nevada
- Fort Eustis Transportation Corps Regimental Week, Fort Eustis, Virginia
- 2000 International Public Works Congress & Exposition, Louisville, Kentucky

Under the direction of the Marketing Manager, the marketing and sales team follows a process of personal selling to owner/operators and fleet managers, heavy-duty truck service centres and OEM manufacturers of all types of Class 7 and 8 vehicles dealers and distributors. Extensive research has taken place and is ongoing to identify key participants in each of these target market segments. Mass mailings are done on a regular basis, with follow-up phone calls and sales meetings. Raydan's sales, engineering and executive staff regularly attend key local and national trade shows in Canada and the US, which have proven beneficial, from not only a promotional basis but for building credibility, as well as gaining customer and peer recognition in the industry.

Raydan has consistently allocated a budget of from 1% to 2% of sales revenue for its marketing and sales activities, not including salary costs. Plans are to increase the allowance to 3% to 4% of sales revenue, through internally generated cash flow and government-sponsored funding for international export and trade development. Its marketing plan calls for continued domestic promotions in 2000, with intensified US promotions through the year 2001. The Company plans to ramp up international sales efforts by the second half of the year 2000 for continued growth and expansion and market penetration in Australia, Mexico, South America and Europe.

4.3 COMPETITION

Raydan's primary competition is from manufacturers of truck suspensions, such as Hendrickson Suspension, a division of Hendrickson International (Burr Ridge, Illinois), Chalmers Suspension International Inc, (Burlington, Ontario) and Neway Anchorlok International Inc (Muskegon, Michigan). Each of these manufacturers produces vocational spring and air ride type suspensions, though none combine a walking beam with an air ride, the configuration patented by Raydan. Increasingly, heavy-duty truck OEMs are bringing component part


Comparison Of Suspensions
AL-460 AIR LINK AIR RIDE
by RAYDAN MANUFACTURING
HN-462 RUBBER BLOCK
by HENDRICKSON
RT-460 LEAF SPRING
by HENDRICKSON

manufacturing in-house or strategically aligning with component manufacturers. This is reflected in Mack Truck's announcement of an alliance with Hendrickson.

Competition Summary

There are essentially two primary types of suspensions used in Class 8 trucks, which are:

- air ride suspensions (use air bags as springs primarily for on-highway applications) that have low roll stability.
- walking beam suspensions (use a spring pack, rubber block or a solid-mount configuration).

Each suspension system is configured for specific vocational applications to satisfy load (GVW, gross vehicle weight), haulage factors and other requirements. Raydan's Air Link system, with its walking beam and air ride configuration is, essentially, in a category of its own.


Vertical Stiffness at 46,000 lb
Air Link up to 4.1 times smoother
lb/in
17500
15000
12500
10000
7500
5000
2500
0
AL-460 Raydan
HN-462 Hendrickson
RT-460 Hendrickson


Total Roll Stiffness at 46,000 lb
Air Link is 0.71 times as roll stable as HN-462
Air Link is 0.64 times as roll stable as RT-460
in-lb/deg
120,000
100,000
80,000
60,000
40,000
20,000
0
AL-460 Raydan
HN-462 Hendrickson
RT-460 Hendrickson


Composite Roll Stiffness
Air Link has the highest stability of any air ride
in-lb/deg
120,000
100,000
80,000
60,000
40,000
20,000
0
ARD-244 Neway Air
Freightliner Air
Raydan Air

The following table outlines each of these primary competitors' heavy truck and tractor suspension products, along with performance comments on certain systems with prices (where available).

Competitor Profiles

Competitor	**Suspension Products**	**Comments**	**Pricing (C$)**
Chalmers Suspensions Intl	Rubber block	• moderate maintenance, medium roll stability	n/a
Hendrickson Suspensions	Walking beam – spring pack	• on/off highway, high roll stability, low-medium suspension maintenance, high truck maintenance	$4,700 to $6,100
	Rubber block	• on/off highway, high roll stability, low-medium suspension maintenance, very high truck maintenance	n/a
	Solid Mount	• off-highway only, high roll stability, low-medium suspension maintenance, extreme truck maintenance	n/a
Neway Anchorlok	Air Ride	• on/off highway, low roll stability, high suspension maintenance, low truck maintenance	$5,100 to $5,700

4.4 CURRENT OPPORTUNITIES

Raydan is establishing a number of significant alliances and agreements that provide certain assured monthly demand for its Air Link and Easy Slider products. These arrangements and their status are as follows:

- Acceptance by Link-Belt Construction Equipment, Terex Cranes Inc and Grove Worldwide as an OEM product.

- Listing in the Flagg Suspension Parts US catalogue and with the Triangle Group of Companies, gaining exposure to 1,500 outlets in the US and 500 in Canada.

- The outlets in the dealer/distribution network include vocational truck parts and service centres and specialty spring and suspension repair shops.

- Potential military retrofit contracts from various government agencies including the LVS vehicle (12,500), PLS trucks (17,000) and Hemitt vehicle (32,000).

- Developing an on-going business relationship with the US Army Tank Automotive and Armaments Command (TACOM), the body responsible for approving all US military purchases. A liaison with TACOM is essential to obtaining US military contracts.

- Working with a branch of the Canadian military on a retrofit program for the M915A2 support vehicle, as well as a program with Western Star for new units.

- Engineering and designing the Air Link suspension for a variety of applications for Emergency One Inc, one of the foremost producers of rescue vehicles in North America.

- Completion of the engineering necessary for the utilization of the Easy Slider in auto carrier trailers for Boydstun Metal Works of Oregon; working with Cottrell Inc of Georgia to incorporate the Easy Slider into their auto carrier assembly line.

> "Partnerships are the key to victory… but the best ones are with those parties who no one can understand how you got them."
>
> **George Bush**
> Former
> U.S. President

V FINANCIAL PLAN

5.1 FINANCIAL POSITION

Raydan had net working capital of approximately ($280,000) as at April 30, 2000. The Company has a long-term bank loan of $944,689 and a long-term debt of approximately $179,881 payable to Raydan Transport Ltd that is non-interest bearing with no fixed terms.

The financial statements report deferred product development and marketing costs of $218,327. Only a portion of development costs have been capitalized, as substantial development was undertaken by the original inventor and other expenditures incurred by Raydan and its affiliate company have been expensed.

A summary of the Company's historical financial position and profit and loss is outlined in the tables below:

Raydan Manufacturing Inc
Balance Sheet

Fiscal Year Ending April [illegible]	April 30 [illegible]	% of [illegible]	April 30 [illegible]	% [illegible]	April [illegible]	% [illegible]
Assets						
Current Assets	~~1,135,16~~3,138,0~~9~~60	~~49.3%~~71.68%	~~621,663~~2,266,815	~~33.3%~~65.97%	~~1,074,990~~ 1,175,548	~~49.2~~50.30%
Deferred R&D and Marketing Costs	~~218,327~~0	~~9.5%~~0.00%	~~256,244~~0	~~13.7%~~0.00%	~~300,080~~212,402	~~13.7%~~9.09%
Capital Assets	~~702,049~~961,978	~~30.5%~~21.97%	~~763,392~~881,255	~~40.9%~~25.65%	~~808,454~~704,150	~~37.0%~~30.13%
Future Income Taxes	93,134	2.13%	72,934	2.12%	0	0.00%
Patents	~~248,438~~245,000	~~10.8%~~4.23%	~~225,000~~215,000	~~12.1%~~6.26%	245,000~~0~~	~~0.0%~~10.48%
Total Assets	**~~2,303,973~~4,378,208**	100.0%	**~~1,866,299~~ 3,436,014**	100.0%	**~~2,183,524~~ 2,337,100**	100.0%
Liabilities						
Current Liabilities	~~849,255~~1,352,747	~~36.9%~~30.90%	~~750,570~~1,554,936	~~40.2%~~45.25%	~~388,726~~997,491	~~17.8%~~42.68%
Long-Term Liabilities	~~1,223,978~~844,710	~~53.1%~~19.29%	~~1,236,224~~ 1,054,905	~~66.2%~~30.70%	~~1,752,202~~ 1,107,982	~~80.2%~~47.41%
Total Liabilities	**~~2,073,233~~2,197,457**	~~90.0~~50.19%	**~~1,986,794~~ 2,609,841**	~~106.5%~~75.96%	**~~2,140,928~~ 2,114,804**	~~98.0%~~90.49%
Shareholders' Equity						
Common Stock – Issued	~~1,000~~12,575,722	~~0.0%~~	~~1,000~~9,738,391	~~0.1%~~	~~1,000~~9,665,474	~~0.0%~~
Common Stock – Public	~~900,279~~2,045,238	~~39.1%~~46.71%	~~521,011~~876,279	~~27.9%~~25.50%	876,279	~~0.0%~~37.49%
Retained Earnings	~~(670,539~~135,513)	-~~29.1%~~3.10%	~~(642,506)~~-50,106	~~-34.4%~~-1.46%	~~41,596~~-653,983	~~1.9%~~-27.98%
Total Shareholders' Equity	**~~230,740~~2,180,751**	~~10.0%~~49.81%	**~~(120,495~~826,173)**	-~~6.5%~~24.04%	**~~42,596~~222,296**	~~2.0%~~9.51%
	~~2,303,973~~4,738,208	100.0%	**~~1,866,299~~ 3,436,014**	100.0%	**~~2,183,524~~ 2,337,100**	100.0%

RAYDAN MANUFACTURING INCORPORATED

Raydan had gross sales of $3.7 million at fiscal year end 2000, of which $1.3 million was from parts and service and $2.3 million from product sales. The Company has increased its revenues from these sources significantly over the years. In 1999, a one-time write-off of inventory (old prototypes) was taken.

Raydan Manufacturing Inc
Income Statement

[redacted]						
Revenues						
Product Sales	~~2,353,750~~2,897,014	~~62.3%~~55.92%	~~1,176,571~~3,982,308	~~44.7%~~68.36%	~~572,954~~2,353,749	~~16.4%~~62.20%
Parts and Service	~~1,340,624~~2,226,419	~~35.5%~~42.98%	~~1,203,020~~1,813,198	~~45.7%~~31.12%	~~2,053,958~~1,416,265	~~58.9%~~37.42%
Raydan Transport Ltd.	~~75,641~~0	~~2.0%~~0.00%	~~227,166~~0	~~8.6%~~.0.00%	~~859,812~~0	~~24.6%~~0.00%
Other Income	~~6,090~~56,840	1.10%	~~23,513~~30,093	0.52%	~~2,201~~14,318	0.38%
	~~3,776,105~~5,180,272	**100%**	**~~2,630,270~~5,825,599**	**100%**	**~~3,488,925~~3,784,333**	**100%**
Direct Costs	~~2,536,957~~3,377,168	~~67.2%~~65.19%	~~1,994,891~~3,677,801	~~75.8%~~63.13%	~~2,622,003~~2,537,204	~~75.2%~~67.04%
Gross Margin	**~~1,239,149~~1,803,104**	~~32.8%~~34.81%	**~~635,379~~2,147,798**	~~24.2%~~36.87%	**~~866,922~~1,247,129**	~~24.8%~~32.96%
Expenses						
Sales Expense	~~440,592~~539,976	~~11.7%~~10.42%	~~426,866~~460,681	~~16.2%~~7.19%	~~226,866~~484,434	~~6.5%~~12.80%
Engineering Expense	~~104,66~~177,4257	~~2.8%~~3.43%	~~87,360~~208,234	~~3.3%~~3.57%	104,667	2.77%
Management Expense	~~117,871~~241,396	~~3.1%~~4.66%	~~140,470~~246,495	~~5.3%~~4.23%	117,871	3.11%
Marketing	0	0.0%	~~75,127~~0	~~2.9%~~0.00%	~~76,927~~0	~~2.2%~~0.00%

RAYDAN MANUFACTURING INCORPORATED

Amortization of Deferred Development Costs	~~43,836~~0	~~1.2%~~0.00%	~~33,342~~0	~~1.3%~~0.00%	~~33,342~~0	~~1.0%~~0.00%
General and Admin	~~471,069~~558,117	~~12.5%~~10.77%	~~486,013~~519,407	~~18.5%~~8.92%	~~486,013~~462,485	~~13.9%~~12.22%
Financing Expense	~~89,149~~100,469	~~2.4%~~1.94%	~~70,303~~109,104	~~2.7%~~1.87%	89,149	2.36%
	~~1,267,184~~1,617,385	~~33.6%~~31.22%	**~~1,319,481~~1,543,921**	~~50.2%~~26.50%	**~~823,148~~1,258,605**	~~23.6%~~33.26%
Net Income	**~~(28,035)~~185,720**	~~-0.7%~~3.59%	**~~(684,102)~~603,877**	~~-26.0%~~10.37%	**~~43,774~~-11,477**	~~1.3%~~-0.30%

5.1 FINANCIAL PROJECTIONS

The Company has prepared detailed financial projections, a summary of which is included below (refer also to Appendix 7.1 – Detailed Financial Projections):

	2001	%	2002	%	2003	%	2004	%	2005	%
Revenues										
AIR LINK SALES	3,470,000	62%	6,520,000	74%	7,930,000	77%	10,080,000	80%	12,610,000	82%
EASY SLIDER SALES	370,000	7%	410,000	5%	450,000	4%	500,000	4%	550,000	4%
TANDEMIZATIONS	290,000	5%	320,000	4%	350,000	3%	390,000	3%	430,000	3%
RAYDAN SERVICE SHOP	1,320,000	24%	1,390,000	16%	1,460,000	14%	1,530,000	12%	1,610,000	10%
Inter-company sales	120,000	2%	130,000	1%	140,000	1%	150,000	1%	170,000	1%
Total Sales	**5,570,000**	**100%**	**8,770,000**	**100%**	**10,330,000**	**100%**	**12,650,000**	**100%**	**15,370,000**	**100%**
Direct Costs	3,270,000	59%	5,170,000	59%	6,094,700	59%	7,463,500	59%	9,068,300	59%
Gross Margin	**2,300,000**	**41%**	**3,600,000**	**41%**	**4,235,300**	**41%**	**5,186,500**	**41%**	**6,301,700**	**41%**
Expenses										
SELLING EXPENSES	480,000	9%	530,000	6%	580,000	6%	640,000	5%	700,000	5%
ENGINEERING EXPENSES	140,000	3%	150,000	2%	160,000	2%	170,000	1%	180,000	1%
MANAGEMENT EXPENSES	330,000	6%	350,000	4%	370,000	4%	390,000	3%	410,000	3%
ADMINISTRATIVE EXPENSES	530,000	10%	560,000	6%	590,000	6%	620,000	5%	650,000	4%
SPECIAL EXPENSES	110,000	2%	120,000	1%	130,000	1%	140,000	1%	150,000	1%
Total Expenses	**1,590,000**	**29%**	**1,710,000**	**19%**	**1,830,000**	**18%**	**1,960,000**	**15%**	**2,090,000**	**14%**
Income before taxes	710,000	13%	1,890,000	22%	2,405,300	23%	3,226,500	26%	4,211,700	27%
Income Taxes	200,000	4%	530,000	6%	670,000	6%	900,000	7%	1,180,000	8%
Net Income	**510,000**	**9%**	**1,360,000**	**16%**	**1,735,300**	**17%**	**2,326,500**	**18%**	**3,031,700**	**20%**

Raydan is currently focused on transitioning from reliance on service revenues to becoming a major manufacturer of proprietary products.


Historical and Projected Revenue Distribution
Percentage of Revenue
150
100
50
0
1
2
3
4
5
6
7
8
Year (1996 to 2003)
Service Revenue
Product Revenue

RAYDAN MANUFACTURING INCORPORATED

Given the overall market for the Air Link system and the OEM aftermarket and specialty fleet arrangements (pending and signed), the probable annual unit sales for each target segment are considered to be achievable.

The Company fully expects that the redesigned manufacturing operations will have the production capacity necessary to meet its sales forecast. In the year 2000, Raydan will reach its planned annual capacity of 1,200+ Air Link units and 500+ Easy Slider units which exceeds the demand from the high-end of its range in forecast sales, thus providing the production capacity to supply the potential OEM and US military contracts, if required.

The financial projections are based on the following assumptions:

The total combined revenue forecasts for both products indicate an annual growth rate of from 24% to 61%, from fiscal 2000 budgeted sales of C$5.5 million to $15.3 million in fiscal 2005.

OEM Market

Based on an average wholesale price of US$3,000 per suspension and given the previously mentioned North American new production forecasts, the market size for OEM vocational suspension lines would be in the order of US$500 million in 1998 and increase to US$900 million by 2005. This doesn't take into consideration the North American aftermarket parts and services market which, given the 1997 population of about 1.87 million Class 8 trucks and tractors, is enormous.

Easy Slider

The Easy Slider is an optional component and as such, those vocations most likely to install the Easy Slider to optimize weight distribution and maximize payload and revenues would be: for-hire carriers, private carriers and owner-operators. This represents 46.5% of the total trailer population in 1997 or approximately 1,080,600 trailers in the US and 77,700 in Canada. Easy Slider unit sales are forecast at the probable level based on constant unit price of C$2,000 per unit.

Air Link

Air Link unit pricing is based on the standard models, with a declining price over the planning period ($4,500; 1998-2000, $4,250; 2001-2003) to account for volume sales discounts, competitive pricing pressures, etc.

5.1 USE OF PROCEEDS

Raydan has set-out the following use of funds to expand its manufacturing capacity and implement its corporate goals and strategies:

Activity	Minimum	Maximum
Equipment and inventory	$151,400	$453,490
Marketing and promotion of products	$52,200	$203,490
Engineering, research and development	$35,000	$86,490
Operating capital	$171,400	$586,530
Agent's commission	$40,000	$120,000
Costs of public offering	$50,000	$50,000
	$500,000	$1,500,000

VI RISK FACTORS

As with any business at this stage of development, there are uncertainties pertaining to the future operations of the Company. An investment in the common shares of the Company should be considered speculative due to the nature of the business and its present stage of development. The Company is cognizant of each risk and has formulated responses or strategies to mitigate against them.

"Everything has risk attached to it ...the real question is whether the risk is reasonable."

Warren Buffet

Possible Fluctuations in Operating Results

The Company is reaching the point of full commercialization for its products and as such, there is no assurance that the Company will be able to attain the forecast sales. However, since incorporation, the Company has increased product sales every year and it is expected this trend will continue. In addition, the Company is currently in discussions with a number of important strategic alliances meant to provide it broad access to a variety of market niches. For example, the relationship with Triangle provides Raydan with access to over 1,500 dealers and distributors in the US and 500 in Canada.

Reliance on Partners

The revenues of the Company are ultimately dependent on the ability of its arms-length strategic partners to generate large transaction volumes and provide new products and customers to the Company. Thus, the operating partners are key to the Company's future performance. The Company will continue with its efforts to establish alliances and/or marketing agreements with a variety of OEMs and distributors worldwide.

"Some men can make funny faces, others can make great conversation, others can make money"

Bernard Baruch

Competition

Certain of the companies with which the Company currently competes or may compete in the future have longer operating histories, greater name recognition, larger customer bases and greater resources than the Company.

The Company compares favorably on price and reliability with identified competitors and management constantly monitors the industry to perceive changes in the competitive environment, through discussions with customers, suppliers and industry experts. The company is gaining recognition throughout North America, as it grows and expands into the original equipment marketplace.

Additional Considerations

There is no assurance that the Company will be successful in raising the amount of funds required. Overall, the following is apparent:

1. The Company's material agreements are indicative of a growing firm that needs to accelerate its market and sales efforts to penetrate its newly identified target markets.

2. The products are feasible and there is little technical risk associated. The key risks center around obtaining new, well-known major clients.

3. Raydan has developed a list of critical business partners that provide it with significant support.

VII APPENDICES

APPENDIX 7.1 - RAYDAN MANUFACTURING INC DETAILED STATEMENT OF OPERATIONS

YEAR 2000 - 2001 – ANNUAL BASIS

See attached Pro Forma Statements

Confidential Information Memorandum

This memorandum is based upon information supplied by Raydan Manufacturing Inc. ("Raydan" or the "Company") solely for use by prospective investors in the Company. This memorandum does not purport to be all-inclusive or to contain all of the information that a prospective investor may desire. No representation or warranty is made as to the accuracy or completeness of any of the information contained herein. Each recipient of this memorandum agrees that all of the information contained herein is of a confidential nature, that he will treat it in a confidential manner, and that he will not directly or indirectly, disclose, or permit his agents or affiliates to disclose, any of such information without the prior written consent of the Company. Neither this memorandum, nor its delivery to any prospective investor, shall constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall this memorandum be construed to indicate that there has been no change in the affairs of the Company since the date hereof.

Summer 1999

Raydan Manufacturing Inc.

Private Placement Investors

INVESTMENT HIGHLIGHTS

Rapid Revenue Growth and Accelerating Profit Margins	Raydan Manufacturing Inc. ("Raydan" and or the "Company") **manufactures, distributes and markets** two main products for use in the transport industry worldwide: (1) **Air Link**-a truck air ride suspension system; and (2) **Easy Slider**-a length/load optimization system for trailers. In addition, Raydan operates a parts and service facility for tractors, trailers and heavy equipment. Raydan's sales reached $3.5 million at April 1998 year end. 1999 will be lower (due to a depressed oil field related parts and service business in Nisku) but Air Link sales will rise. Management estimates and projects Air Link revenue to grow rapidly starting in 1999 and to be over $17 million by 2004.
Raydan's Strategic Business Partners Create Market Opportunities	**Raydan has developed a list of critical business partners that provide it with significant support.** In November of 1998, the Company entered into an agreement with The Triangle Group ("Triangle") of DuBois, Pennsylvania, a member of The Marmon Group of Companies (60 autonomous international companies with over US$6 billion in sales) to exclusively distribute Air Link through Triangle's 1,500 locations across the U.S and 500 in Canada. A large and reputable Distributor in Australia and New Zealand was added in 1999 and a large truck OEM in Mexico has taken an initial order and is negotiating supply for 20 to 30 suspensions/month. In addition, the Company has secured agreements for negotiating assembly line supply with Navistar International Transportation Corp. (one of the top three heavy duty truck OEMs in the U.S.) and is now on-line with Terex Cranes Inc., and Link-Belt Cranes (one of the world's largest crane manufacturers). The Company is an approved supplier to the U.S. military and has sold several units in different military applications. The U.S. military is currently testing the Air Link for use in its enormous vehicle fleet. Raydan has won an award from the Nevada Automotive Test Center and has now been invited to show the suspension at a Military show in Virginia.
Proprietary Technology Means Long-Term Competitive Advantage	**The Company's success to-date in obtaining proprietary protection, for its primary products is encouraging.** To date, Raydan has sold or placed over 800 Air Link systems and over 400 Easy Slider units. Air Link offers a superior ride, high roll stability and off-road traction, and minimal maintenance costs as compared to conventional suspension systems. Air Link has received above industry average performance ratings in tests conducted by the National Research Council of Canada and recently, it received favorable test results from Navistar International and the US Military. In addition, the Air Link has received awards for the best new product in its class recently from the Automotive Engineers Magazine. Coupled with its existing partnership strategic partnerships means that the **Company has protected, proprietary, products that will allow it to continue to offer unsurpassed technology and increase equity investors profit.**

CORPORATE BACKGROUND

Business: Raydan is a private company co-founded in 1992 by Mr. Ray English, President, and Mr. Dan English. Raydan was incorporated specifically to develop, manufacture and market **two patented products**, the **Air Link** suspension system and the **Easy Slider** sliding kingpin assembly system. The Company also engineers and installs a tandem front end into trucks which is used by several OEMs and truck dealers. Raydan also operates a parts and service centre in Nisku, Alberta. Over the next few months, several years of customer development will come to fruition with secured assembly "on line" orders to Terex Cranes and Link-Belt Cranes. Navistar is now in negotiation with Raydan on terms of on line assembly line supply and have accepted the suspension to replace a competitors with potential orders in the thousands per year. Raydan placed over fifty suspensions to Australia and has now finalized the Australian distributorship. Dirano, S.A. of Mexico (large truck Parts OEM) has purchased units and has agreed to purchase 20 to 30 units per month starting August, 1999.

Products: **Air Link** is a drive or tandem-steer axle air suspension system for heavy trucks (Class 7 or 8), off-highway vehicles such as cranes, and other severe service vehicles – that provides a comfortable highway-type air ride, high roll stability, and enhanced traction. Air Link offers a **superior ride, high roll stability and off-road traction, and minimal maintenance costs** as compared to conventional suspension systems. Air Link has out-performed other truck suspensions, under controlled testing, in field trials and long-term commercial use. Air Link was one of the **Top 100 New Products** for 1995, as awarded by Construction Equipment Magazine. Automotive Engineering International also chose the Air Link as one of the **Top 50 products for 1998.**

Easy Slider, allows for the overall length of a tractor/trailer to be adjusted without unhooking, and along with axle weight distribution, it improves handling and maximizes payload haulage revenues by easing compliance with the many weight and length regulations differing in many jurisdictions. Easy Slider automates the costly, time consuming 'old' drop-down pin method, and eliminates wear and costly replacement of guides found in conventional slide systems.

Raydan's parts and service center supplies a wide-variety of heavy-duty parts used in the repair, overhaul and enhancement of suspensions, drive axles and braking systems to industrial customers in the Nisku Industrial Park and surrounding area. Raydan has developed a 'specialty' market in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle. Raydan is the **only western Canadian heavy-duty shop** that has in-house engineering to design systems that meet the stringent requirements of truck original equipment manufacturers ("OEMs"), such as Mack Trucks Ltd., Freightliner, Navistar International, and Paccar(Peterbuilt and Kenworth).

Market: Truck sales analysts stated that North American sales of heavy duty trucks peaked in 1995 with approximately 228,100 units sold. Sales then declined 18% to approximately 187,050 units in 1996, but then grew in 1997. Growth took place again in 1998 and in fact, 17% more than 1997 and more Class 8 trucks were manufactured than in the record year of 1995. The strong North American economic climate is expected to support a 10% expansion of truck fleets every three years, with total forecast sales of 300,000 Class 8 trucks in the year 2005.

In the U.S. there is a total population of 1,833,300 Class 8 trucks(1998) with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), and lease/rental (18.5%). The trailer population of 2,711,800 in the U.S. by vocation is dominated by lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier (8.4%). In Canada, the number of heavy trucks, tractors and trailers in operation in 1997 were 167,133, 142,407 and 367,632, respectively, with there being another 122,000 Class 5, 6 and 7 trucks in service. These equipment population figures represent the total market, per se, for Raydan's products, not including the specialty markets.

The top tier of the U.S.-based heavy duty truck OEMs include Freightliner Corp., Navistar International Corp., PACCAR Inc., Volvo GM Heavy Truck Corp. and Mack Trucks Inc., with combined U.S. sales in 1997 of US$7.5 billion. In 1995, Navistar, Freightliner of Canada Ltd., Western Star Truck Holdings Ltd., and Paccar accounted for shipments valued at C$3.3 billion, approximately 70% of which was exported to the U.S.

Marketing/ Sales: Raydan manufactures the Air Link system and then distributes and sells it mainly throughout North America, with 90% of the sales to the United States. To date Raydan has placed or sold over 800 Air Link systems.

Air Link Product Placement by Vocational Use

Product Placements By Market	1986-1994	1995	1996	1997	1998
Heavy-duty trucks	284	45	82	84	84
Off-Road Applications	-	-	-	10	70
Trailers	-	12	13	24	-
Prototype Installations	43	8	12	17	7
	327	**65**	**107**	**135**	**161**

Management: **Mr. Ray English, President and CEO** brings over 20 years of senior-level operations experience to Raydan, having held managerial positions with heavy construction companies for large resource-based projects across Western Canada, the NWT and the Arctic region. Prior to founding Raydan, Mr. R. English worked at all levels within Raydan Transport Ltd. transporting oilfield equipment and tubulars.

Mr. Dan English, Vice-President of Operations has over 20 years experience in heavy-duty mechanics working first with Raydan Transport Ltd. (1979-1982) as a mechanic, and as shop foreman over the period of 1983 to 1992.

Mr. John Cook, Vice-President Engineering is a professional engineer registered in the Province of Alberta as a mechanical engineer. Prior to joining Raydan in 1994 as its Chief Mechanical Engineer, he was responsible for systems and operations with Edmonton Power.

Mr. Eric Krysa, Vice-President, Marketing & Sales joined Raydan in January, 1999 and brings in-depth experience in preparing and implementing sales/marketing plans for product lines to ensure future growth targets are achieved. His experience has been in the heavy truck and industrial product markets to the OEM's.

RAYDAN MANUFACTURING

Historical Operations: Raydan's three distinct revenue streams (parts and service, Air Link and Easy Slide) have allowed the Company to grow sales from C$1.34 million in 1994 to C$3.5 million in fiscal 1998, - **an average growth rate of 30% till the 1999 year end which is lower.** The Company has consistently achieved a gross margin of 25% to 26% each year of operations. However, 1999 April 30th year end will show a decrease in gross revenue due to the collapse of the Alberta oil patch (winter of 1998). This sector of the business is improving, however, product sales are increasing.

	Year Ended		Year Ended		Year Ended	
	30-Apr-98	%	30-Apr-97	%	30-Apr-96	%
Revenues	**3,486,724**	**100%**	**2,565,588**	**100%**	**1,667,917**	**100%**
Direct Costs	2,622,003	**75.2%**	1,902,407	**74.2%**	1,242,526	**74.5%**
Gross Margin	**864,721**	**24.8%**	**663,181**	**25.8%**	**425,391**	**25.5%**
Expenses	821,348	**23.6%**	641,659	**25.0%**	405,541	**24.3%**
Net Income	43,373	1.2%	21,522	0.8%	19,850	1.2%

Raydan is currently focused on transitioning from a reliance on service revenues to become a manufacturer of proprietary products.


Historical and Projected Revenue Distribution
Percentage of Revenue
150
100
50
0
1
2
3
4
5
6
7
8
Years
Service Revenue
Product Revenue

ANTICIPATED FINANCIAL RESULTS

	2000	2001	2002	2003	2004
Revenues					
Product Sales - Air Link	$2,057,560	$6,530,000	$7,930,000	$10,090,000	$12,620,000
Product Sales - Easy Slider	100,000	120,000	144,000	172,800	207,360
Parts and Service	2,545,000	2,800,000	3,080,000	3,388,000	3,727,000
Inter-company sales	381,744	420,000	462,000	508,000	559,000
Total Sales	**5,084,304**	**9,870,000**	**11,616,000**	**14,158,800**	**17,113,360**
Cost of Sales	3,121,569	6,514,000	7,666,560	9,344,808	11,294,818
Gross Margin	**1,962,735**	**3,356,000**	**3,949,440**	**4,813,992**	**5,818,542**
Total Expenses	1,183,259	2,270,100	2,671,680	3,256,524	3,936,073
Net Income Before Taxes	**779,476**	**1,085,900**	**1,277,760**	**1,557,468**	**1,882,470**
Taxes	155,895	296,100	348,480	424,764	513,401
Net Income	**$623,581**	**$789,800**	**$929,280**	**$1,132,704**	**$1,369,069**

*Calendar year end, NOT fiscal year end (April 30)



Projected Sales
Thousands
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
Years



Projected Income
Thousands
1,600
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
Years

For further information on Raydan Manufacturing Inc. please contact:
Ray English or Phil Stuffco
888 472 9326 or 780 955 2859
www.raydanmfg.com

RAYDAN MANUFACTURING INCORPORATED

007

CONFIDENTIAL INFORMATION MEMORANDUM

This document is confidential and for internal use only. Under no circumstances are its contents to be reproduced or distributed to the public or press. Securities legislation in all provinces prohibits such distribution of information. This memorandum should be read in conjunction with the OFFERING MEMORANDUM dated November 19, 1998. The statements contained herein are based on information which we believe to be reliable, but we cannot represent that they are complete or accurate. Reliance should be placed solely on the OFFERING MEMORANDUM. This memorandum is for information only and does not constitute an offer to sell or a solicitation to buy the securities referred to herein.

PRIVATE PLACEMENT

November 19, 1998

RAYDAN MANUFACTURING INC.

$3,500,000 Maximum (4,375,000 Units)
$1,250,000 Minimum (1,562,500 Units)

Price: $0.80 per Unit (Minimum Subscription - 5,000 Units)

Each Unit consists of one common share ("Common Share") in the capital of Raydan Manufacturing Inc. ("Raydan" or the "Corporation") and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant ("Warrant") will entitle the holder to purchase one additional Common Share of the Corporation at a purchase price of $0.80 on or before the end of the ninth month following the initial closing date of this Placement.

INVESTMENT HIGHLIGHTS

- Exclusive unique suspension product patented and trade marked in U.S. and Canada as "Air Link"
- Exclusive unique trailer product patented and trade marked in U. S. and Canada as "Easy Slider"
- Air Link is a proven, reliable, award winning product (1995 Crystal Award from Construction Equipment Magazine)
- Air Link is suitable for severe service on or off the highway with little or no maintenance requirements as the Air Link system only uses two moving parts which do not require grease or oil
- The Air Link's smooth air ride and high roll stability have been confirmed by the National Research Council
- Potential to grow with the large and expanding trucking industry in North America
- Export potential in large American customers
- Versatile products for crane, military, trailer, trains and specialty uses with unparalleled warranty
- Experienced and knowledgeable management and directors
- Fully voting common shares
- Anticipated potential due to possibility of large fleet orders
- Management intends to undertake further public offerings
- Independent price analysis of the Corporation estimates a price of $5,000,000 for the Corporation and its related shares

CORPORATE OVERVIEW

Raydan Manufacturing Inc. ("Raydan" or the "Corporation") is a manufacturer and distributor of the Air Link truck suspension and the Easy Slider king pin in the North American truck and trailer marketplace. From its 20,000 square foot manufacturing facility located near Edmonton, Alberta as of January 1999, the Corporation manufactures the Easy Slider and several series of standard Air Link suspension and special engineered adaptable suspensions designed to retrofit cranes, trailers and a host of other machines. The Corporation has been in operation since 1992 and generates in excess of $3.5 million in annual sales representing the various aspects of business activities. The Corporation is now actively working toward becoming a public company and preparing a public offering of its shares at an appropriate time. The affiliated Corporation, Raydan Transport Ltd. has been in operation since 1971 and has supported and tested the products in its fleets. The Corporation has a North American dealer network set up and also supplies directly to original equipment manufacturers while engineering special units.

For further information contact:

SUMMARY OF THE OFFERING

Issuer: Raydan Manufacturing Inc. ("Raydan" or the "Corporation")

Offering: Units, each Unit consisting of one Common Share and one-half of one Common Share purchase

Price: $0.80 per Unit (Minimum Subscription - 5,000 Units)

Issue Size: Maximum - $3,500,000 - (4,375,000 Units)
Minimum - $1,250,000 - (1,562,500 Units)

Warrants: Each whole Warrant will entitle the holder to purchase one additional Common Share at a purchase price of $0.80 on or before the end of the ninth month following the closing date of this Placement

Use of Proceeds: The maximum and minimum net proceeds (est. 10% of cost) of this offering will be used as follows:

	Minimum	Maximum
Relocation budget, additional equipment, inventory	$ 250,000	$ 900,000
Marketing and promotion of products	150,000	500,000
Budget for engineering, research and development	50,000	400,000
Debt repayment to bank to reduce interest costs	450,000	900,000
Operating capital	225,000	450,000
TOTAL	$ 1,125,000	$ 3,150,000

Dividend Policy: The Corporation has not paid dividends on its outstanding Common Shares in the past, but may pay dividends on Common Shares in the future.

Expected Closing: December 15, 1998

Risk Factors: An investment in the Units should be considered highly speculative due to the nature of the Corporation's business and its present stage of development.

Selling Commission: The Corporation may pay Commissions of not greater than 10% of the gross proceeds of the offering to registered securities dealers or to other parties that are entitled to receive such commissions under applicable law.

Offering Jurisdictions: Alberta and British Columbia and other jurisdictions where Units may be lawfully offered for sale.

THE HEAVY TRUCK AND TRAILER INDUSTRIES

Today, more than ever, the trucking industry can be viewed from a technological, manufacturer, supplier and operator perspective. Technology is advancing many power and mechanical systems, as original equipment manufacturers (OEMs) of trucks, parts and components recognize the impact new technologies have on quality, durability and cost of components, and their performance over the life of a the vehicle.[1] Canadian supplier, dealer and distribution networks are well established with there being approximately 50 major regional distributors supplying parts and components.[2] Operators in Canada and the U.S. recorded 'double-digit' growth in tons-hauled of most major commodities from 1990-1995, with continued strong growth forecast to 2002.[3]

In Canada, there were over 170 companies in 1995 manufacturing parts and components for trucks, buses, and specialty equipment, operating in approximately 235 plants, with sales of C$1.3 billion. Of which, some 80-100 major companies produce heavy-duty parts and components for original equipment and are active in the repair, overhaul and enhancement of this equipment. In the U.S., there are over 75 major companies active in manufacturing Class 8 vehicles and component parts with total 1997 sales of US$9.9 billion[4] with a forecast of $10.8 billion annualized value of the U.S. aftermarket parts market in 1998.[5]

Industry analysts predict that with the forecast growth in the Canadian and United States industrial economies, Class 8 truck sales could top 300,000 by 2005, as compared to last year's North American Class 8 total of 205,000 (27,000 in Canada) which was the fourth best year on record.[6] The U.S. truck trailer industry is comprised of 70 or more companies with total sales in 1997 of US$5.01 billion.[7] U.S. trailer shipments through April 1998, were up 35.6% over the same period in 1997.

THE TECHNOLOGY, PRODUCTS AND SERVICES

Raydan manufactures, distributes and markets a patented Air Link suspension system and Easy Slider trailer product, as well as operates a parts and service facility for truck and trailer repair. In 1992, it was incorporated to commercialize these two innovative products having acquired the world-wide manufacturing and marketing rights.



Air Link Suspension System

The **Air Link** - a drive or tandem-steer axle suspension system for heavy trucks (Class 6, 7 or 8), off-highway vehicles such as cranes, and other severe service vehicles - provides a comfortable highway-type air ride, high roll stability, and enhanced traction. It incorporates a 'walking beam' (that connects the dual drive axles) with air springs (air bags), and has only two moving parts per side. These design features virtually eliminate impact damage to the truck, its mounted equipment and its cargo, and the costly repair and maintenance associated with other severe service suspension systems.

Air Link has received above industry average performance ratings in tests conducted by the National Research Council of Canada[8], high praise in numerous trucking editorials[9] and a coveted new product award.[10] A core strength of the system is its versatility in applications for a wide variety of Class 7 or 8 trucks and off-highway severe service vehicle with tandem-drive and tandem-steer* axles, such as:

Straight trucks
- Dump*
- Mixer*
- Refuse*
- Oilfield Service/Exploration

Tractor
- Dump
- Logging
- Tanker
- Oilfield Service

Off-Highway and Severe Service
- Quarry Dump
- Mobile Cranes*
- Non-Civilian Fleets*



Easy Slider

The **Easy Slider** trailer system allows the 'kingpin' (the pin that connects the trailer to the truck) position to be adjusted on a fully-loaded connected trailer, thereby allowing weight to be shifted from the truck's drive axles to the trailer axles and vice versa. By varying the overall length of the tractor/trailer unit the axle weight distribution can be optimized for particular load configurations and road conditions, maximizing payloads and improving traction.

Tests are presently being performed at the Diashawa Pulp Mill in Peace River, Alberta by the Forestry Engineering Research Institute of Canada ("FERIC") as a number of trailers are hauling whole length logs of 90 feet using the Easy Slider to negotiate turns safely. This "B" train configuration could be used for hauling loads including steel spans and pipe.

Independent engineering tests commissioned in 1991, showed the Easy Slider system to be equivalent in load carry capacity to a 'normal' fixed kingpin configuration. The Easy Slider automates the costly, time consuming 'old' drop-down pin method, and eliminates wear and costly replacement of guides found in conventional slide systems. Easy Slider can be installed on a variety of trailers, including:

- Off-Highway Trailers of all configurations
- Inter-modal chassis and vans
- Grain, Livestock and Chip Trailers
- Super 'B' Train Doublers
- Bulk haulers
- Tankers

These technologies have been patented in Canada and the United States, are trademarked as "Air Link" and "Easy Slider", and both have gained recognition in local, regional and North American heavy truck markets. Air Link has pre-qualified for OEM placement with a major truck manufacturer, as a replacement suspension in U.S. military heavy-duty service vehicles, and has been accepted by a national, U.S.-based distributor and a major Canadian dealer network to truck spring repair shops.

Raydan's parts and service centre supplies a wide-variety of heavy-duty parts used in the repair, overhaul and enhancement of suspensions, drive axles and braking systems to industrial customers in the Nisku Industrial Park and surrounding area. It has secured wholesaler-level distribution with major parts manufacturer/suppliers that enhances parts delivery, reduces costs and increases sales margins. The centre services individual operators to major fleets such as the nearby Leduc operations of Centrilift, and Nisku redi-mix operations of Lafarge Canada Inc. Its service centre is registered for shop-based and mobile repair services as the registered Nisku-area provincial inspection centre, and as a facility to inspect/upgrade imported heavy-duty trucks.

Of particular importance to the growth and diversification of the parts and services operations, is its development of a 'specialty' market in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle. Raydan is the only western Canadian heavy-duty shop that has in-house engineering to design systems that meet the stringent requirements of truck OEMs, such as Mack Trucks Ltd. This tandemization of front ends has become more popular and has

gained broader industry acceptance as operators' report enhanced load capacities, handling and ride characteristics.

THE CORPORATION

History

- Founded in 1992 by Ray English and Dan English in order to own certain rights to manufacture and market the Air Link and the Easy Slider, and began its repair operations in part to fund and support development of these innovative industrial products
- The Corporation is a producer and distributor of manufactured truck suspensions and trailer kingpin assemblies in the Canadian, United States and international marketplace
- In fiscal 1998, the Corporation reported sales in excess of $3.5 million representing various business activities with the most promising potential being in the Air Link suspensions due to its enormous potential market and acceptance by fleet owners, municipalities, Original Equipment Manufacturers and a host of other entities. Testing and bench marking has proven that this product is the only patented truck and equipment suspension combining a "walking beam" and air bags on the market today. The Corporation has recognized its potential and plans to grow by managing its costs and effectively marketing the products. The Corporation has put a team into place to ensure that the growth is managed to achieve its potential.

Corporate Structure

- The Corporation was incorporated under the *Business Corporations Act (Alberta)* on March 27, 1992 and amended its articles on October 16, 1998 in order to change its name to Raydan Manufacturing Inc., and on November 19, 1998 in order to, among other things, remove the private company restrictions and reorganize the Corporation's Share Capital.
- Articles of Incorporation provide for unlimited common shares and preferred shares, issuable in series.

Facilities

- Has a 12,600 sq. ft. production facility located in the Nisku Industrial Park near Edmonton, Alberta where it carries on manufacturing, parts and service and related activities
- Relocating January 1, 1999 to a 16,000 sq. ft. manufacturing facility industrial designed for efficiency
- Capacity of the current facility is 120 units per month as at January 1, 1999 in its new facility will be up to 1200 units per month with I.S.O. 9002 Quality Assurance
- Corporation currently employs about 40 people.

Marketing, Entry and Growth Strategies

Raydan's entry strategy has been to first launch Air Link as an aftermarket product in a variety of vocational uses as outlined above. Air Link has surpassed the expectations of many operators and fleet managers, creating the market demand needed to secure a major distributor, and placements with three major OEMs. This market awareness has led to purchases of the Air Link suspension systems by the U.S. military and its affiliates for testing in a multi-million dollar program to retrofit 1,000s of heavy-duty, severe use vehicles. Raydan intends to continue on a similar strategy to re-launch its Easy Slider product into the aftermarket and to trailer OEMs.

To satisfy demand of combined orders and pending contracts, Raydan has plans to expand its manufacturing operations from its current industrial bay location to a 'free-standing' facility with higher production capacity.

INVESTMENT HIGHLIGHTS

Established and Well Supported Company

- Corporation in business since 1992 and supported by Raydan Transport established in 1971
- Carries on diverse corporate activities to ensure continuous cash flow - resilient and innovative, yet basic
- Has acquired the rights to manufacture and market products with enormous sales potential
- Aligned with the largest suspension distributor in the world
- Confidential negotiations with one of the world's largest truck manufacturer
- Trials and tests well underway with the owner of largest fleet of trucks on the earth (U.S. military)
- Intellectual property valued at $1,350,000 (Evans & Evans Report 1998)
- Independent price analysis of the Corporation (Evans & Evans Draft) estimates a price of $5,000,000 for the Corporation and its related shares

The Heavy Truck and Trailer Industries

- Technological advances driven by customer awareness is changing motors, transmissions, braking and suspension systems
- In Canada there were over 170 companies in 1995 manufacturing parts and components for trucks, buses and speciality equipment in 235 plants, with sales of C$1.3 billion in this sector
- In the United States there are over 75 major companies active in manufacturing Class 8 truck vehicles and component parts for sales in 1997 of US$9.9 billion
- The truck trailer industry in the United States is comprised of 70 or more companies with sales in 1997 of US$5.01 billion
- Air Link has patented the walking beam and air bag suspension system, while competitors produce vocational spring and air ride type suspensions with the combined walking beam with air ride as patented by Raydan
- With few moving components, Air Link requires almost no maintenance, without the need for oil or grease, and the only air ride system designed for severe service - designed to work well on or off the highway
- The Easy Slider is accepted and available to all trailer manufacturers and now only requires increased customer awareness

- Negotiations underway in relation to securing potential large scale fleet orders

New Opportunities in Related Markets

- Research, development and engineering of an air ride suspension for the front tandem steering axle of trucks (non-existent today) - ie. cement mixers
- Development of a lighter, smaller air ride for recreational type trailers
- An alliance or joint venture with a major truck manufacturer to pilot test, perfect and market an originally installed front air ride tandem suspension
- To develop the Easy Slider application which acts as a compensator for "Super B" trailer configuration or "B" train trailer configuration so that longer one piece loads can be hauled safely with little load swing in turns (ie. long logs, pipe, steel spans)

Experienced Management and Directors

Mr. Ray English, President, Chief Executive Officer and Director - brings over 20 years of senior-level operations experience to his executive role, having held managerial positions with heavy construction companies for large resource-based projects across Western Canada, the NWT and the Arctic region. Prior to founding Raydan Manufacturing, Ray worked at all levels within Raydan Transport Ltd. transporting oilfield equipment and tubulars. In his current role as President and CEO, Ray is responsible for general management, corporate and contract matters, and overall planning and implementation of the Company's corporate goals.

Mr. Dan English, Chief Financial Officer, Treasurer, Vice-President of Operations and Director - has over 20 years experience in heavy-duty mechanics working first with Raydan Transport (1979-1982) as a mechanic, and after his apprentice period, he returned and served as their shop foreman over the period of 1983 to 1992. Dan has since been Service Manager with Raydan with responsibilities for the parts and service centre, preparing quotes for trucks and trailer repairs, as well as product prototyping and coordinating materials handling for the manufacturing facility.

Mr. Bill English, Vice-President Corporate Development and Director - is the founder of Raydan Transport Ltd. (1971), with over 50 years in the oilfield, mining, transportation and construction industries. He started with Raydan Transport as General Manager until 1981, when he became its President and CEO which is his current role with the company. For Raydan Manufacturing (1992 to present), Bill has lent his expertise to product development, and maintains an active role in overall corporate development.

Mark McNeill, Director - currently the Vice-President of Marketing for Master Flo Value Inc., a world leader in surface and subsea choke technology. Mr. McNeill has held that position since 1995. Previously held position of International Sales Manager from 1984 to 1995. Mr. McNeill has been responsible for the operations of offices in Houston, Louisiana, Abu Dhabi, and now Malaysia.

Phillip Stuffco, Corporate Counsel, Secretary and Director - is the in-house corporate counsel for Raydan Manufacturing, assisting the President and CEO in all corporate, business, banking and related legal matters. Phil has over 22 years experience as a legal practitioner focusing on corporate and commercial law in domestic and international arenas. He obtained his Bachelor of Laws from the University of Alberta in 1976, and was admitted to the Alberta Bar in 1977.

John Cook, Vice-President Engineering - is a professional engineer registered in the Province of Alberta as a mechanical engineer. Prior to joining Raydan in 1994 as its Chief Mechanical Engineer, he was responsible for systems and operations with Edmonton Power (1990-1993). John is responsible for product design, engineering, testing and manufacturing of components for the Air Link and Easy Slider products.

Mr. Richard Nissen, Marketing Manager - is the Marketing Manager with Raydan Manufacturing, a position he has held since 1993, responsible for overall marketing, advertising, promotions and sales. Richard has established the dealer/distribution networks, acted as a liaison with OEMs, assisted in negotiations, and coordinated and attended trade shows representing the Air Link and Easy Slider products.

Ms. Joan Richardson, Accounting & Administration - is the office manager for Raydan Manufacturing, a position she has held since 1994. She has over 20 years of experience in the areas of office-related accounting (payroll, accounts payable and accounts receivable), coordination and scheduling of staff, and other related duties, with a background in records management and library sciences.

The executives, senior management, operations staff and administrative personnel, all receive salary commensurate with the respective level of experience and role with the Company. The overall salary and benefit program is comparable to industry salary surveys for an industrial product manufacturing and service company.

Fully Voting Common Shares

- Raydan has issued one class of common shares only - fully voting

Upside Potential with the Warrants

- Each accepted subscriber will purchase one Common Share of the Corporation at a purchase price pf $0.80. For each share purchased, subscribers will receive a half warrant, each whole warrant entitling the holder to purchase one common share at a price of $0.80 for a period of nine months following the initial closing date.

ENDNOTES AND REFERENCES

[1] The Evolving Truck Customer, by Meritor Fields 1997,
[2] Industry Canada - Strategies. Automotive and Transportation Industries, Aftermarket Manufacturing and Distribution, March 18, 1996
[3] The Canadian Truck Market, Today's Trucking Magazine, Jan., 1988
[4] Manufacturing USA, SIC-3713 Truck and Bus Bodies, pp. 1972-1977, 1997
[5] Manufacturing - a Future in Sales, Today's Trucking Magazine, September, 1998, p.28-29
[6] Ibid., p.2- 28-29
[7] Manufacturing USA, SIC-3715 Truck Trailers, pp. 1984-1988, 1997
[8] National Reseach Council of Canada, Centre for Surface Transportation Technology, Laboratory Testing of Raydan Air Ride tandem-axle suspension, August 1993. 8 National Research Council
[9] Air Link trade press
[10] Crystal Award from Construction Equipment Magazine in 1995 as being among the Top 100 New Products

LUCHAK & WRIGHT

Chartered Accountants

Partners:
Barry D. Luchak, B. Comm. C.A.*
Forrest J.R. Wright, B. Comm. C.A.*

4716 - 51 Avenue
Leduc, Alberta T9E 6Y8
Telephone: (403) 986-8383
Telecopier: (403) 986-4499

AUDITORS' REPORT

TO: The Shareholders of RAYDAN MANUFACTURING LTD.

We have audited the amended balance sheet of Raydan Manufacturing Ltd. as at April 30, 1998 and the amended statements of income and retained earnings and cash flows for the year then ended. These amended financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these amended financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the amended financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the amended financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation.

In our opinion, these amended financial statements present fairly, in all material respects, the financial position of the company as at April 30, 1998 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.

"Luchak & Wright"
CHARTERED ACCOUNTANTS

Leduc, Alberta
October 30, 1998

* Denotes Professional Corporation

RAYDAN MANUFACTURING LTD.

AMENDED BALANCE SHEET

AS AT APRIL 30, 1998

ASSETS			1998	1997
CURRENT ASSETS				
Accounts receivable (note 3)			$ 679,123	$ 518,961
Inventory			346,972	251,320
Work in progress			13,400	36,370
Investment tax credit receivable			-	6,553
Prepaid expenses and deposits			35,495	7,292
			1,074,990	820,496
DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS (note 4)			300,080	228,422
CAPITAL ASSETS	Cost	Accumulated Amortization		
Land	$ 116,251	$ -	116,251	-
Buildings	503,107	10,062	493,045	-
Leasehold improvements	58,006	12,017	45,989	27,976
Display units	38,034	14,173	23,861	7,664
Electrical signs	1,840	1,266	574	718
Shop equipment	84,329	15,826	68,503	22,628
Automotive	76,461	29,565	46,896	39,318
Computer equipment	25,808	15,351	10,457	12,574
Display trailers	13,933	11,055	2,878	4,111
Moulds and castings	2,350	2,350	-	-
	$ 920,119	$ 111,665	808,454	114,989
			$ 2,183,524	$ 1,163,907

APPROVED BY THE BOARD

"Ray English"
Director

"Dan English"
Director

RAYDAN MANUFACTURING LTD.

AMENDED BALANCE SHEET

AS AT APRIL 30, 1998

LIABILITIES	1998	1997
CURRENT LIABILITIES		
Bank indebtedness secured by book debts	$ 16,134	$ 26,822
Accounts payable and accrued liabilities	312,565	266,054
Principal due within one year on long term debt	60,027	50,564
	388,726	343,440
LONG TERM DEBT		
Conditional sales agreements (note 5)	16,240	27,803
Bank loan (note 6)	181,400	214,500
Mortgage payable (note 7)	442,661	-
Advances from affiliated company (note 8)	1,154,441	621,481
	1,794,742	863,784
Less: Principal included in current liabilities	60,027	50,564
	1,734,715	813,220
DEFERRED TAXES	17,487	8,425
SHAREHOLDER'S EQUITY		
CAPITAL STOCK (note 9)		
Authorized		
Unlimited number of Class "A" and "B" common, voting shares without par value		
Unlimited number of Class "C" common, non-voting shares without par value		
Unlimited number of Class "A" and "B" preferred shares		
Issued		
1,208 Class "A" common shares	800	800
300 Class "C" common shares	200	200
	1,000	1,000
RETAINED EARNINGS (DEFICIT)	41,596	(2,178)
	42,596	(1,178)
	$ 2,183,524	$ 1,163,907

FOR ECONOMIC DEPENDENCE SEE NOTE 2.
FOR COMMITMENT SEE NOTE 11.
FOR CONTINGENT LIABILITIES SEE NOTE 12.

RAYDAN MANUFACTURING LTD.

AMENDED STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
SALES ($859,812; 1997 $705,933 from affiliate)	$ 3,531,516	$ 2,565,588
DIRECT COSTS		
Parts	1,668,744	1,123,050
Labour	834,223	676,984
Supplies	101,098	88,670
Royalties	22,938	13,703
DIRECT COSTS	2,627,003	1,902,407
GROSS PROFIT	904,513	663,181
EXPENSES		
Wages and employee benefits	226,866	188,091
Rent ($42,000; 1997 $18,000 to affiliate)	76,503	57,797
Marketing	75,127	60,602
Telephone and utilities	53,132	38,317
Amortization of capital assets	51,994	23,665
Automotive	47,736	30,206
Bank charges and interest	47,524	36,926
Bad debts	47,026	36,054
Interest on long term debt	42,150	13,411
Office	38,820	22,376
Amortization of deferred product development and marketing costs	33,342	-
Engineering	32,031	43,000
Professional fees	21,095	15,319
Advertising and promotion	17,538	7,453
Equipment lease	13,636	6,000
Travel	9,847	9,615
Shop maintenance	9,647	15,811
Insurance and license	9,202	16,591
Management fees and salaries	-	12,000
	853,216	633,234
Income from operations	51,297	29,947
Gain on sale of capital asset	1,539	-
Income before income taxes	52,836	29,947
Income taxes - deferred (note 10)	9,062	8,425
NET INCOME FOR THE YEAR	43,774	21,522
Deficit at beginning of year	(2,178)	(23,700)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$ 41,596	$ (2,178)

RAYDAN MANUFACTURING LTD.

AMENDED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
OPERATING ACTIVITIES		
Net income	$ 43,774	$ 21,522
Items not involving cash		
Amortization	85,336	23,665
Gain on disposal of capital asset	(1,539)	-
Deferred income taxes	9,062	8,425
	136,633	53,612
Net change in non-cash working capital items		
Increase in accounts receivable	(160,162)	(92,999)
Increase in inventory	(95,652)	(50,101)
Decrease (increase) in work in progress	22,970	(25,629)
Decrease (increase) in investment tax credit receivable including interest	6,553	(6,553)
Increase in prepaid expenses	(28,203)	(2,790)
Increase (decrease) in accounts payable and accrued liabilities	46,511	(85,721)
	(71,350)	(210,181)
FINANCING ACTIVITIES		
Advances from affiliated company	532,960	206,267
Proceeds on conditional sales agreement	-	23,198
Repayment of conditional sales agreements	(11,563)	(6,142)
Proceeds on bank loans and mortgage	448,000	234,000
Repayment of bank loans and mortgage	(38,439)	(180,439)
	930,958	276,884
INVESTING ACTIVITIES		
Purchase of capital assets	(752,608)	(92,103)
Proceeds on sale of capital assets	8,688	-
Additional deferred product development and marketing costs	(105,000)	5,919
	(848,920)	(86,184)
INCREASE (DECREASE) IN BANK INDEBTEDNESS FOR YEAR	(10,688)	19,481
Bank indebtedness at beginning of year	26,822	7,341
BANK INDEBTEDNESS AT END OF YEAR	$ 16,134	$ 26,822

RAYDAN MANUFACTURING LTD.

NOTES TO THE AMENDED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 1998

1. **ACCOUNTING POLICIES**

a) Inventory

Inventory is stated at the lower of cost and net realizable value.

b) Work in progress

Work in progress is stated at the lower of cost and net realizable value.

c) Capital assets

Capital assets are stated at cost. Amortization is provided using the diminishing balance method at rates sufficient to amortize the costs over the estimated useful lives of the assets. The rates of amortization used are:

Leasehold improvements	Over 60 months
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%
Moulds and castings	100%

In the year of purchase capital assets are amortized at one-half of the annual rate.

d) Deferred product development and marketing costs

The costs to develop two manufactured products and establish markets are capitalized. Such costs are being capitalized until a commercially viable sales and production level is attained. Management feels that it takes five years to establish a product in this industry. Effective in fiscal 1998, the development costs incurred prior to 1998 are being expensed to operations on a straight-line basis over ten years and the marketing costs are being amortized on a straight-line basis over five years.

e) Deferred income taxes

Deferred income taxes arise from claiming capital cost allowance and other items for income tax purposes in amounts differing from the amounts recorded on the financial statements.

2. **ECONOMIC DEPENDENCE**

The company is currently economically dependent on borrowings from, and third party loans guaranteed by an affiliated company, Raydan Transport Ltd. Raydan Manufacturing Ltd. and Raydan Transport Ltd. are affiliated by virtue of the fact that the shareholders of each company are related to each other.

3. **ACCOUNTS RECEIVABLE**

Accounts receivable is net of allowable for doubtful accounts of $63,246 (prior year $64,349). Accounts receivable as at year-end include $72,322 (prior year $25,733) due from an affiliated company, Raydan Transport Ltd. (see also note 2).

4. DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS DETAIL (see also note 1d)

	1998	1997
Engineering and testing	$ 56,917	$ 32,836
Marketing	153,305	99,305
Rent and administration	35,122	35,122
Prototype materials and labour	30,413	30,413
Wages	57,665	36,665
	333,422	234,341
Less: Amortization charged to operations	(33,342)	-
	$ 300,080	$ 234,341

Subsequent to the year-end, the company engaged an internationally-known firm to professionally evaluate the airlink technology. The valuation opinion indicated a fair market value of the technology in the range of $1,200,000 to $1,500,000 and a specific value of $1,350,000. Due to the nature of the product and the fact that the company is relatively new as compared to its competitors, a larger than normal discount factor was applied in arriving at the valuation. When compared to the valuation, the carrying costs on the financial statements is understated by up to $1,200,000.

5. CONDITIONAL SALES AGREEMENTS

	1998	1997
Chrysler Credit loan was paid out in full in the current year	$ -	$ 4,606
Ford Credit loan repayable at $751 per month including interest at 10.25% due April, 2000 secured by specific automotive equipment costing $33,023 with a net book value of $19,649.	16,240	23,197
	$ 16,240	$ 27,803

Principal due on the conditional sales agreement in subsequent years is approximately as follows:

1999	$ 7,706
2000	8,534
	$ 16,240

6. BANK LOAN

Bank of Montreal loan is repayable at $3,500 per month plus interest at prime plus 1% and is due April 30, 2003. In the current year the loan payments were adjusted from $3,900 to $3,500 per month. Pursuant to the credit arrangement with the Bank of Montreal, the loans are payable in ten monthly instalments whereby the months of June and December are interest-only payments.

6. **BANK LOAN** continued

Principal due on the bank loan in subsequent years is approximately as follows:

1999	$ 42,000
2000	42,000
2001	42,000
2002	42,000
2003	13,400
	$ 181,400

The security for these loans is:

(a) General assignment of book debts;
(b) General security agreement;
(c) Land and buildings of an affiliated company (see note 2);
(d) Assignment of fire and life insurance;
(e) Guarantee of an affiliated company (see note 2).

7. **MORTGAGE PAYABLE**

Bank of Montreal mortgage is repayable at $3,644 per month including interest at 7.75% and is due October 30, 2017. Principal due on the mortgage in subsequent years is approximately as follows:

1999	$ 10,321
2000	11,136
2001	12,016
2002	12,965
2003	13,990
Thereafter	382,233
	$ 442,661

The security on this mortgage is:

(a) land, buildings and equipment;
(b) limited personal guarantees each in the amount of $100,000 from each of Ray English and Danny English;
(c) $448,000 corporate guarantee from Raydan Transport Ltd., an affiliated company (see note 2); and
(d) an assignment of leases and rents.

8. **ADVANCES FROM AFFILIATED COMPANY** (see also note 2)

This loan is non-interest bearing and has no fixed repayment terms. Although this loan is of a demand nature, the companies have agreed that the balance will not be materially reduced during the next fiscal year and accordingly the loan has been classified as a long term liability. Although the loan is non-interest bearing, the company pays a portion of the interest on a joint line of credit with the affiliated company, which is recorded as a liability of the affiliated company.

9. **INCORPORATION**

The company was incorporated under the Alberta Business Corporations Act on March 27, 1992. On May 1, 1997 the majority-owner parent company, Raydan Transport Ltd., sold its shares in Raydan Manufacturing Ltd. to two of the other shareholders resulting in those shareholders collectively owning 100% of the voting shares.

10. **INCOME TAXES**

In the current year the company elected to utilize $46,625 (prior year $62,736) of its non-capital losses carried forward. This resulted in an income tax savings of approximately $9,000 (prior year $12,000).

As at year end, the company has remaining non-capital losses carried forward on a tax-filing basis of $86,249. These losses are available to reduce future taxable income until April 30, 2002.

11. **COMMITMENT**

The company entered into lease agreements to rent additional space until August 31, 1998 and June 30, 1999 with minimum monthly rental charges of $1,680 and $1,808 respectively. Future minimum lease payments due over the next years are approximately as follows:

1999	$ 28,415
2000	3,616
	$ 32,031

12. **CONTINGENT LIABILITIES**

The company is contingently liable for the portion of joint bank loans and joint line of credit with the affiliated company, Raydan Transport Ltd. which is recorded as a debt of the affiliated company. As at year end the balances were $789,850 and $1,195,419 respectively.

A customer has taken an action against the company to recover damages in the amount of $20,000 that are alleged to have occurred as a result of improper repair work completed on one of the customer's vehicles. The matter is scheduled for trial in November, 1998. Management is of the opinion that the customer's claim will result in an out-of-court settlement of approximately $5,000. No provision for this estimate has been provided for in the financial statements.

13. **UNCERTAINTY DUE TO THE YEAR 2000 ISSUE**

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Raydan Manufacturing
BALANCE SHEET September 30, 1998

ASSETS

CURRENT ASSETS	
Accounts Receivable	369,007.91
Allowance for Doubtful Acc	35, 514.53
Accounts Receivable - Other	6,134.68
Work in Progress	14,850.00
Advances Receivable	3,200.00
Parts Inventory	169,043.52
Raw Materials	17,341.47
Welding Shop Inventory	6,137.16
Inventory Air Link	229,486.92
Inventory Easy Sliders	16,358.96
Deposits	31,663.00
Raydan Transport Receivables	44.48
Consigned Units AL	6,835.00
Shop Petty Cash	(381.06)
Welding Shop - Petty Cash	26.14
Development Costs	121,268.01
Marketing/Financing	113,073.17
SRED ITC's Refunded	(5,919.00)
A/D - Dfd. Development Cos	(32,357.00)
USA Marketing Development	105,000.00
A/D - USA Marketing Dev Co	(19,250.00)
US$ Exchange	47,137.47
Deferred Expenses -Busin	21,500.00
	405,991.00
FIXED ASSETS	
Automobile	76,461.40
Accua Depn' Auto	(35,425.00)
Electrical Sign	1,840.37
Accum Depn' - Sign	(1,311.00)
L/H Improv - Repair Shop	17,910.41
Accua Depn' L/H Improv. Re	(3,281.00)
Shop Equipment	9,690.36
Accua Dep'n Shop Equipment	(5,265.00)
Office Equipment	25,808.41
Accua Depn' Office Equip	(16,656.00)
Welding Shop Equipments	46,682.10
Accua Depn' Welding Shop E	(11,370.00)
Leasehold Improv. - Weldin	31,083.73
Accua Depn' - L/H Improv.	(11,915.00)
Edmonton Shop Equipments	16,239.93
Accua Depn' Edmonton Shop	(2,795.00)
Leasehold Improv. - Edmont	9,012.30
Accua Depn' - L/H Improv.	(1,651.00)
Display Trailer	13,932.90
Accua Depn' Display Traile	(11,410.00)
Display Units	38,034.00
Accua Depn' Outside Displa	(16,008.00)
Moulds	2,350.00
Accua Depn' Moulds	(2,350.00)
TOTAL FIXED ASSETS	169,608.91
	1,425,324.00

LIABILITIES

CURRENT LIABILITIES		TOTAL CURRENT ASS
Accounts Payable		370,517.81
Accrued Liabilities		12,521.7C
Vacation Payable		4,102.3C
Deferred Income Taxes		17,798.0C
EI Payable	1,113.14	
CPP Payable	971.10	
Income Tax Payable	4,831.75	
Receiver General Payable		6,915.99
WCB Payable		3,057.57
GST Charged On Sales	17,938.73	
GST Paid On Purchases	(17,763.72)	
GST Owing (Refund)		175.01
TOTAL CURRENT LIABILITIES		**415,088.38**
LONG TERM LIABILITIES		
B Of M 1036-499 Interco		827,436.96
B Of M - Payroll		24,777.34
Bank D Royal Bank Visa		(2,490.00)
B Of M 6015-163		164,200.00
Ford Credit 751.25		13,124.15
Shareholders' Loans		(526.00)
TOTAL LONG TERM LIABILITY		**1,026,522.50**
TOTAL LIABILITIES		1,441,610.80
EQUITY		
EARNINGS		
Share Capital		934.00
Retained Earnings		41,197.04
Current Earnings		(58,417.60)
TOTAL EARNINGS		(16,286.56)
TOTAL EQUITY		**(16,286.56)**
LIABILITIES AND EQUITY		1,425,324.00

RAYDAN MANUFACTURING
INCOME STATEMENT MAY 1,1998 TO SEPT. 30,1998

REVENUE

REVENUE

Easy Slider	$	2,549.60
Air Link		471,811.41
Labour - T & T Repair		206,144.12
Parts - T & T Repair		271,311.52
Labour T&T Repair Interco		55,224.00
Parts T&T Repair Interco		109,196.62
Parts Stocking Charges - 1		31,829.40
Labour - Welding Shop		4,258.80
Parts - Welding Shop		3,020.24
Labour - Unit #505		19,709.77
Parts - Unit #505		10,612.21
Edmonton Shop		48,355.94
TOTAL REVENUE	$	1,234,023.63
TOTAL REVENUE	$	1,234,023.63

EXPENSE

DIRECT MANUFACTURING COSTS

Easy Slider - Parts	$	1,698.80
Easy Slider - Labour		110.00
Easy Slider - Misc..		506.42
Air Link - Parts		229,211.94
Air Link - Misce.		12,099.92
Coveralls		2,942.04
Shop Supplies		18,483.70
Resale Parts		195,971.77
Stock Parts		98,178.24
Freight		1,322.93
Shop Maintenace		2,642.09
Warranty Work		9,509.66
Equipment Lease & Rental		5,443.70
Wages - Parts Dept.		53,003.57
Welding Shop - Wages		22,495.95
Welding Shop - Parts/Suppl		9,641.34
Welding Shop - Expenses		19,731.53
Edmonton Shop - Wages		37,361.86
Edmonton Shop - Parts/Suppl		16,564.25
Edmonton Shop - Expenses		15,041.04
Unit 505 - Expenses		8,346.69
EI Payable		15,641.06
CPP Expense		12,154.09
WCB Expense		6,704.21
Alberta Health Care		5,984.00
Group Insurance		17,624.51
Mechanics Wages		144,557.91
Wages - Shop		24,335.79
TOTAL DIRECT COSTS	$	987,309.01

EXPENSE

ADMINISTRATIVE COSTS

Advertising & Promotion	$	1,865.69
Office		9,175.01
Miscellaneous Overhead		10,126.93
Courier		169.80
Postage		133.72
Telephone		6,874.49
Accommodation		1,227.34
Travel		3,050.60
Meals & Entertainment		4,590.12
Wages - Admin. & Accounting		17,000.00
Insurance		3,060.63
Administrative Consulting		5,000.00
Marketing - misc.. Expense		53,716.33
Marketing - Meals & Entert.		9,112.78
Marketing - Salaries		18,340.00
Bank Charges		1,642.02
Interest On Op. Loan		21,488.15
Interest On Long Term Debt		6,300.77
Gas & Oil		13,860.71
Vehicle Repair		7,772.25
Licenses		381.00
Permits		406.54
Credit Cards Discount & Ch		2,006.82
Rent		17,500.00
Utilities		2,574.00
Royalties A/L		15,546.80
Royalties E/S		119.00
Engineering Costs		31,385.72
Quality Control Cost		3,430.00
Depreciation		19,030.00
Amortization - Dfd Develop		18,265.00
TOTAL ADMINISTRATION	$	305,132.22

INCOME TAXES		
TOTAL TAXES	$	-
TOTAL EXPENSE	$	1,292,441.23
INCOME	$	(58,417.60)

OUT

03 AUG 20 AM 7:21

OFFERING MEMORANDUM

The offering contemplated in this memorandum is not, and under no circumstances is to be construed as a prospectus or a public offering of the securities described herein. It does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation may not lawfully be made.

No Securities Commission or similar regulatory authority in Canada has in any way passed upon the merits of the securities offered hereunder nor has any securities commission or similar regulatory authority reviewed this private placement offering memorandum and any representations to the contrary is an offence. This private offering is only made in the Provinces of Alberta and British Columbia and other jurisdictions in which it may lawfully be made and only pursuant to the terms and conditions of certain statutory exemptions or orders. Persons who will be acquiring securities pursuant to this offering memorandum will not have the benefit of review by the securities authorities in the Provinces of Alberta or British Columbia or any other jurisdiction.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Private Placement — **November 19, 1998**

RAYDAN MANUFACTURING INC.

Minimum Offering $1,250,000 (1,562,500 Units)
Maximum Offering $3,500,000 (4,375,000 Units)
Price:$0.80 per Unit
(Minimum Subscription 5,000 Units)

Raydan Manufacturing Inc. ("Raydan" or the "Corporation") hereby offers (the "Offering") to qualifying residents in the Provinces of Alberta and British Columbia a minimum of 1,562,000 and a maximum of 4,375,000 units of the Corporation (the "Units") at a price of $0.80 per Unit. Each Unit shall entitle the holder thereof to acquire one common share (a "Common Share") in the capital of the Corporation and one-half of one Common Share purchase warrant (a "Warrant") of the Corporation. Each whole Warrant shall entitle the holder to purchase one additional Common Share (a "Warrant Share") at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of this Offering.

The net proceeds of this Offering will be expended on relocation, marketing, research and development, debt repayment and for working capital. See "Business of the Corporation" and "Use of Proceeds".

	Subscription Price[1]	Net Proceeds[2]
Per Unit	$0.80	$0.80
Total Minimum Offering	$1,250,000	$1,250,000[3]
Total Maximum Offering	$3,500,000	$3,500,000[3]

Notes:

(1) The subscription price was determined arbitrarily by the Corporation.
(2) Expenses of this offering estimated to be approximately $50,000 and will be paid out of the Corporation's working capital.
(3) This amount is calculated before payment of commissions on the sale of the Common Shares that may be negotiated and paid by the Corporation to registered securities dealers or other parties that are entitled to receive such commissions under applicable law, such commissions not to exceed 10% of the gross proceeds of the Offering.
(4) The Corporation will only accept subscriptions for at least 5,000 Units.

This Offering is being made in the Province of Alberta in reliance upon sections 107(1)(d), (p) and (z) of the *Securities Act* (Alberta) (the "Act") and in the Province of British Columbia in reliance upon section 74 (2) (4) of the *Securities Act* (British Columbia) (the "B.C. Act") and sections 128 (a), (b) and (c) of the Securities Rules (British Columbia) (the "B.C. Rules"). The Offering may also be made in other jurisdictions in reliance upon exemptions from prospectus and registration requirements available in those jurisdictions. Investors are strongly cautioned to review the section "Distribution, Resale and Liquidity - Statutory Exemptions" herein and to obtain independent legal advice as to whether they are eligible subscribers under the Offering.

The Common Shares offered hereunder are subject to restrictions on resale. There is no market for the Common Shares and it may be difficult or even impossible for an investor to sell them. An investor may sell them only if a prospectus exemption is available and is relied upon or if a discretionary order from the appropriate securities regulatory authorities is obtained. Since the Corporation is not a reporting issuer in Alberta, British Columbia, or any other jurisdiction, the applicable hold period may never expire, and if no further statutory exemption may be relied upon and if no discretionary order is obtained, this could result in a purchaser having to hold the securities acquired under this Offering for an indefinite period of time. See "Distribution, Resale and Liquidity".

An investment in the securities offered herein should be considered highly speculative due to the Corporation's attempt to break into a market already served by well established suppliers as well as its financial condition, and should be considered only by investors who are able to risk the loss of their entire investment. An investment in the securities is not suited to investors who may need to dispose of their investment in a timely fashion. Investors should consult with their own professional advisors to assess the legal and other aspects of an investment in the securities offered hereby. See "Risk Factors".

This is a confidential document. The Corporation must strictly comply with the requirements of applicable securities legislation and, therefore, each prospective investor by accepting delivery of this Offering Memorandum agrees not to transmit, reproduce or make available to anyone this Offering Memorandum or any information contained herein, except to legal, business, investment or tax advisors in connection with obtaining the advice of any such persons with respect to this Offering. No person is authorized to give any information or to make any representation in connection with this Offering other than as referred to in this Offering Memorandum and any information or representation not referred to in this Offering Memorandum must not be relied upon as having been authorized by the Corporation.

The statements made in this Offering Memorandum are those of the Corporation and not of any other party. The Corporation has not currently retained a securities dealer or any other party as an agent in connection with the Offering but may do so prior to Closing (as hereinafter defined). The Corporation may pay commissions of not greater than 10% of the gross proceeds of the Offering to registered securities dealers or to other parties that are entitled to receive such commissions under applicable law.

To subscribe, an investor must deliver a certified cheque, bank draft, or money order payable to the Corporation or to Ogilvie and Company "In Trust", together with a completed subscription agreement (the "Subscription Agreement")and, if the investor is a resident of British Columbia, a Form 20A (IP) or Form 20A (NIP), as applicable which are appended hereto, respectively as Schedules "A", "B" and "C" to this Offering Memorandum. Subscribers not resident in Alberta or British Columbia will require a different form of Subscription Agreement which will be provided by the Corporation. The minimum number of Units available under this Offering is 1,250,000 Units. The maximum number of Units available under this Offering is 3,500,000 Units. **As there is a minimum number of Units required to be sold pursuant to this Offering the Corporation or the Custodian located at 1600, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3 will hold all subscription funds until the subscription is accepted by the Corporation and a Closing occurs. In the event that the minimum subscription is not achieved and a Closing does not take place as above provided, all subscription funds shall be returned to the Subscribers without interest, penalty or deduction. Any interest accrued on subscription funds deposited by Subscribers for Units hereunder shall be solely for the account of the Corporation.** Subscriptions will be received subject to rejection in whole or in part by the Corporation.

The Corporation may have one or more closings (a "Closing") for the aggregate total proceeds of the Offering, all of which are expected to occur on or before December 15, 1998 (a "Closing Date") but which may take place on such other

dates as the Corporation may specify. Purchase of the Units is subject to the acceptance of the Subscription Agreement by the Corporation and compliance, in the opinion of the Corporation's counsel, with all applicable securities laws. The Corporation reserves the right to close subscriptions at any time without notice. See "Plan of Distribution".

TABLE OF CONTENTS

GLOSSARY OF DEFINITIONS 6

SUMMARY OF THE OFFERING MEMORANDUM 7

THE CORPORATION 9

BUSINESS OF THE CORPORATION 9
- General 9
- Background 9
- The Air Link 10
- Cost Benefit Analysis for the Trucking Industry 11
- Introduction Into the Industry 12
- The Patent Licence Agreement for Air Link 14
- The Easy Slider 14
- The Patent Licence Agreement for Easy Slider 14

VALUATION AND PRICING ANALYSIS 15

DETAILS OF THE OFFERING 16
- Plan of Distribution 16
- How to Subscribe 16

USE OF PROCEEDS 17

DIRECTORS 17

SHAREHOLDINGS OF INSIDERS AND PRINCIPAL HOLDERS OF SECURITIES 19

EXECUTIVE REMUNERATION 20

SHARE CAPITAL STRUCTURE 20
- Authorized Capital 20

CAPITALIZATION 20

DISTRIBUTION, RESALE AND LIQUIDITY 21
- Distribution 21
- Statutory Exemptions 21

PRIOR SALES 22

DIVIDEND RECORD AND POLICY 23

CONFLICTS OF INTEREST 23

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 23

MATERIAL CONTRACTS 23

AUDITORS, TRANSFER AGENT AND REGISTRAR 24

FINANCIAL STATEMENTS 24

RISK FACTORS 24
Marketability of Securities 24
Reliance Upon the Corporation 24
Risks of Operation 25
Uninsured Losses 25
Conflicts of Interest 25

CONTINUOUS REPORTING OBLIGATIONS 25

LEGAL PROCEEDINGS 25

ELIGIBILITY FOR INVESTMENT 25

CONTRACTUAL RIGHTS OF ACTION AND LIMITATION PERIODS 27

CERTIFICATE OF CORPORATION 28

SCHEDULE "A" 41
Waiver 47
Sales Commissions 47
Closing 47

SCHEDULE "B" 50

SCHEDULE "C" 52

SCHEDULE "D" 56

GLOSSARY OF DEFINITIONS

In this Offering Memorandum, the following terms are used:

Agents: Persons other than directors and officers of the Corporation engaged by the Corporation to sell Units.

Air Link: The registered trade mark name of the patented Air Bag and Walking Beam Suspension system.

Air Link Patent: A patent granted and issued for the Air Link in the United States as number 5,228,718 on July 20, 1993 and in Canada as number 2041998 on April 19, 1994.

Air Link Patent Licence Agreement: An agreement between James T. Kooistra and the Corporation dated April 22, 1992 licencing the patented system to the Corporation for the manufacture, marketing and distribution of Air Link and Amendment regarding royalties dated July 31, 1998.

Alberta Act: *Securities Act* (Alberta), as amended.

B.C. Act *Securities Act* (British Columbia), as amended.

Closing: The effective date or dates of acceptance by the Corporation of one or more subscriptions for Units pursuant to the Offering.

Common Shares: Common shares in the capital stock of the Corporation.

Corporation: RAYDAN MANUFACTURING INC., a corporation incorporated under the *Business Corporations Act* (Alberta) on March 27, 1992.

Custodian: Ogilvie and Company, Barristers and Solicitors, Calgary, Alberta.

Easy Slider: The registered trade name of the patented adjustable kingpin assembly (the pin which holds the trailer to the truck).

Easy Slider Patent: A patent granted and issued in Canada for the Easy Slider as number 1,258,082 on August 1, 1989 and in the United States as number 4,923,204 on May 8, 1990.

Easy Slider Patent Licence Agreement: An agreement licencing the patent technology to the Corporation from the Inventor dated January 1, 1993.

Hemmt: A model of vehicle made by the Oshkosh Truck Corporation.

ISO Program: Manufacturers quality control standards.

Licenced User: Any party licenced to use the technology described as being trade marked and as more fully set out in a licenced user agreement dated September 1, 1998.

OEM:	Original equipment manufacturer.
Offering:	The offering of the Units pursuant to this Offering Memorandum.
Preferred Shares:	Preferred shares in the capital stock of the Corporation.
Raydan Transport Ltd.	A corporation incorporated in 1971 and duly continued under the *Business Corporations Act* (Alberta).
Subscriber:	A subscriber of Units pursuant to this Offering Memorandum.
Subscription Agreement:	A subscription agreement in the form set forth in Schedule "A" to this Offering Memorandum whereby the Subscriber agrees to purchase a minimum of 5,000 Units from the Corporation.

SUMMARY OF THE OFFERING MEMORANDUM

The following information is a summary only and must be read in conjunction with the more detailed information appearing elsewhere in this private placement Offering Memorandum.

The Corporation:	The Corporation is an industrial company engaged in the manufacturing, distribution and marketing of the patented Air Link truck suspension system as well as the Easy Slider adjustable Kingpin assembly. The Corporation also operates a parts and service facility for truck and trailer repairs.	
Issue:	Minimum 1,562,500 Units Maximum 4,375,000 Units	
Price:	$0.80 per Unit.	
Terms of Payment:	Units subscribed for may be paid by certified cheque, bank draft, or money order made payable to the Corporation or the Custodian.	
Commissions:	The Corporation may pay commissions of not greater than 10% of the gross proceeds of the Offering to registered securities dealers or other parties that are entitled to receive such commissions under applicable law.	
Description of Common Shares:	The Common Shares issuable upon purchase of the Units and any further exercise of the Warrants are voting and, in the event of liquidation, dissolution or winding-up of the Corporation, are entitled to share pro rata in the property and assets of the Corporation.	
Use of Proceeds:	The net proceeds of this Offering will be expended on relocation, marketing, research and development, debt repayment and working capital.	
Directors, Management and Key Personnel:	Ray English	President, Chief Executive Officer and Director
	Dan English	Treasurer, Chief Financial Officer, Vice President of Operations and Director
	Bill English	Vice President of Corporate Development and Director

Phillip Stuffco	Secretary, Corporate Counsel and Director
Mark McNeill	Director
John Cook	Vice President of Engineering
Richard Nissen	Marketing Manager
Joan Richardson	Office Manager, Accounting and Administration

Transfer of Securities:

Common Shares acquired through the purchase of the Units and exercise of the Warrants will be distributed pursuant to certain statutory exemptions from prospectus requirements in the Provinces of Alberta, British Columbia and any other jurisdictions. The transfer of Common Shares will be subject to restrictions on resale under applicable securities legislation. See "Distribution, Resale and Liquidity" and "Risk Factors".

Risk Factors:

An investment in the Units is speculative. There are a number of significant risks associated with this investment. See "Risk Factors".

THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on March 27, 1992 and amended its articles on October 16, 1998 in order to change its name to Raydan Manufacturing Inc., and also on November 19, 1998 in order to, among other things, remove the private company restrictions and reorganize the Corporation's share capital.

The head office of the Corporation is located at 1802 - 8th Street, Nisku, Alberta, T9E 7W2 and the registered office of the Corporation is located at 5304 - 50th Street, Leduc, Alberta, T9E 6Z6 c/o Zalapski & Pahl.

BUSINESS OF THE CORPORATION

General

The business of the Corporation is to manufacture, distribute and market the patented Air Link truck suspension pursuant to its Licence Agreement along with the Easy Slider product. The Corporation also operates a parts and service facility for truck and trailer repairs. In this regard, the Corporation specializes in converting single axle front ends of large trucks into tandem front ends by adding a second steering axle.

Background

The Corporation was incorporated in 1992 in order to own the manufacturing rights to the two patented products it acquired, the Air Link and the Easy Slider. Until development of the products took place, the Corporation set up a facility to provide a full range of mechanical and welding services to general contractors requiring truck, trailer and heavy equipment repairs. This repair facility has provided the Corporation with approximately 2.5 million dollars cash flow this last year. This cash flow enables the Corporation to build the manufactured components. The Corporation is also party to a credit facility agreement dated October 8, 1998 with the Corporation's banker. The terms of the facility include a joint line of credit with Raydan Transport Ltd. in the amount of $1,100,000.

A full complement of journeymen welders and mechanics offer a range of services from a facility of over 16,000 square feet. This facility is currently registered in the name of Raydan Holdings Ltd. ("Holdings") pursuant to a Declaration of Trust dated October 31, 1998. However, the beneficial owners of the lands include the Corporation as to Lot 6, Block 5, Plan 3992 TR (the "Premises"). Holdings does not receive any fee from the Corporation for holding the Premises in trust and is reimbursed for out of pocket costs and expenses only.

A fully-equipped service truck is available to provide for unexpected mobile repairs. All services are supplied on a 24-hour basis. In addition, the Corporation maintains a well-stocked parts department carrying a comprehensive inventory of common parts. This part of the business works at full capacity and has become a profit centre providing the cash flow needed to develop the Air Link product. Suspension conversions are routinely handled in this facility as well as retrofits.

Under the direction of Ray English, Raydan Manufacturing continues to develop its two proven products both of which have been well received and recognized in the United States and Canada. The products are trademarked in Canada and the United States as "Easy Slider" and "Air Link" (the "Trade Marks").

Ray English is the owner of the Trade Marks in Canada and the United States, and has licenced the Trade Marks to the Corporation on a non-exclusive basis for an initial term of five years commencing September 1, 1998 (the "Licence"). The Licence was granted for consideration of ten dollars, paid by the Corporation, and may be automatically renewed for the remaining registration period of the Trade Marks.

Raydan first began production of the Easy Slider (a sliding kingpin system that can vary the kingpin position in a fully loaded trailer without disconnecting the truck from the trailer). The system allows weight to be shifted from a truck's drive axles to the trailer axles and back. The overall length of the tractor/trailer unit can be changed. Thus Easy Slider provides a solution to the problems of axle weight distribution, length of load and traction. Raydan has manufactured and sold approximately 360 Easy Slider Units since 1992.

The Corporation soon added another device to its line which has become its main product and focus. The "Air Link" is an air ride walking beam drive axle suspension for heavy trucks, cranes and any severe service vehicle. Providing a comfortable highway type ride, it maintains roll stability and traction equivalent to a spring pack. This is accomplished with dual side-to-side height control valves which inflate the air bags to maintain equilibrium in seven seconds. In comparison to other severe service suspension systems, the Air Link provides an exceptionally smooth ride which eliminates or reduces impact damage. This unique product has been patented and trade marked for protection in both Canada and the United States. Air Link combines a "walking beam" and air springs (bags). The National Research Council of Canada in extensive tests concluded that the Air Link suspension system is equal in road ride smoothness to other air ride systems while maintaining the roll stability equal to "off-road" suspensions. The Air Link has only two moving parts per side, therefore reducing costly maintenance and repair while remaining price competitive.

Raydan is affiliated with Raydan Transport Ltd. which has been in the trucking business for 27 years. Raydan Transport specializes in the storage, cataloguing and transport of tubular products with its full fleet of tractors and mobile cranes. It has developed two large storage sites in Nisku and Brooks, Alberta. The experience and knowledge of the trucking industry comes from this company, as well as the actual deployment and field testing of the Air Link system. Many miles of testing have demonstrated that Air Link performs effectively in ride, maintenance and cost. Consequently it comes with an unparalleled five year unlimited mileage warranty.

Distributors for these products are in place throughout Canada, the United States, Mexico and Australia. Interest in the industry has been expressed from other nations as well. The Corporation's web-site is visited with follow-up from many different countries logging approximately six hundred hits per month.

The metal components for both systems are created by the welding and fabrication division while the rubber bushing and air bags come from the United States. In addition to making these products, the Raydan welders and fabricators are proficient in all types of rig-ups, vehicle modifications, front-end tandemizations and various other specialized requirements. Raydan is now manufacturing about fifty suspension systems per month and is presently establishing a quality controlled (I.S.O. 9002) assembly plant. Raydan employs two full time professional mechanical engineers and this has not only enabled the company to continually improve its products, but also to specifically design and fabricate special suspensions for the crane and military vehicle market.

With revenue streams from parts and service, product sales and inter-company activity (with Raydan Transport Ltd.), Raydan has increased its gross sales from C$1.34 million in 1994 to C$3.47 million in fiscal 1998, - an average annual growth rate of 30%. The Company has consistently achieved a gross profit margin of 25% to 26% and has shown modest profits, notwithstanding the development costs incurred to date. The long term goal of Raydan is to focus on the manufacturing and distribution of the Air Link suspension line as this generates the highest gross profit margin and would be expected to enhance investor returns. The Corporation is now actively working toward becoming a public company and preparing a public offering of its shares at an appropriate time.

The Air Link

In 1992, the Corporation entered into a Licencing Agreement thereby acquiring the technical rights to manufacture and distribute the Air Link suspension system for tractor units. This air bag and walking beam system provides a safe, cost efficient method of tractor-trailer suspension to compete with existing systems on the market. The background of the Air Link system originated in 1986. The inventor, James T. Kooistra, installed a working model on a logging truck for a trucking company in Swan River, Manitoba. The Air Link replaced a spring pack which was suffering constant breakage due to the severe service to which it was subjected. In May 1991, the working model received a Canadian patent and registration number. In May 1992, the product received a United States patent number. In April 1992, Raydan reached a final agreement with the inventor. This agreement gives Raydan exclusive manufacturing and distributorship rights to this product throughout the world. To date, hundreds of Air Link suspensions have been manufactured by Raydan with few warranty claims. Over the years, the system has been extensively reengineered by the Raydan mechanical engineers and technicians although the original concept remains intact.

Raydan has developed a complete product for the customer beginning with the sales material, the manufacture, the crating and shipping, installation instructions and support, warranty control and a replacement parts catalogue. Extensive development has taken place in the product support area complete with toll-free numbers and a website.

The Air Link system may provide advantages over conventional air based suspensions. The Air Link functions effectively down through the entire gross vehicle weight range even to bobtailing (empty tractor travel). The Air Link system can be used in applications requiring high roll stability as well as usable traction. Furthermore, the cost of existing air ride systems is unattractive for severe service considering the costs involved with simply maintaining a conventional suspension.

The Air Link system compares favourably to the roll stability of a spring pack suspension and offers 25 percent per wheel weight distribution and traction throughout the working range.

Conventional air suspensions are often overwhelmed by the inertia-produced weight of their own static payload, not to mention fifth wheel impact which can result in an oscillating, unstable performance. Air Link, with two stage functions, essentially negotiates terrain irregularities as it prevents the truck from wallowing and bouncing. The system saves excessive deterioration of components, protection of cargo and truck mounted equipment and enhances control of the vehicle.

Conventional suspensions have many more components; many moving, many breakable and all requiring servicing and maintenance. Some air suspensions have up to 40 moving parts while Air Link has two. Air Link has minimal components all of which are virtually non moving and non breakable, never requiring grease or oil. It is cost effective and offers low maintenance.

The Air Link system is designed to operate with no air if necessary. Furthermore, instantaneous loss of all air under any condition does not adversely affect stability. In each air bag is a solid rubber mount which allows the system to work as a "rubber block" suspension in the event of air loss.

In 1993, the National Research Council conducted a series of tests on Air Link. The Ottawa facility concluded that the roll stability of the system was beyond any existing air system and in fact, even more stable than a large, heavy spring pack. The dual height control valves keep the load level and balanced. The National Research Council also reported that the ride was smoother than any spring pack or rubber block system available. In fact, Air Link is four times smoother than a Hendrickson 44,000 spring pack walking beam suspension, and approximately ten times smoother than a Hendrickson rubber block. According to tests, Air Link is the second smoothest air ride system but yet far more durable and usable in severe conditions than its competitor which is appropriate for highway hauling.

In 1995, the Air Link was introduced into the United States at the 1995 International Trucking Show. It was chosen for the Crystal Award by Construction Equipment Magazine as one of the top 100 new products of 1995, for the industry and was again favorably reviewed in the March 1997 issue.

The Air Link has been engineered to fit Link-Belt and Terex cranes and is the factory installed suspension for OEMs. The static capacity of the system has been increased to facilitate the crane application.

The Air Link has been installed in about 800 trucks so far and not only are factories and manufacturers buying systems, but so is the "after market" part supplier as Air Link is an easy "retrofit" or replacement system for the numerous spring pack and rubber block systems with walking beams on the road today regardless of make or model.

The warranty claims received by the Corporation on Air Link are few to date. The warranty offered is incomparable in the suspension industry as it is a five year unlimited mileage replacement warranty when installed on a "new" (OEM) vehicle and three years unlimited mileage when retrofitted on older equipment.

Cost Benefit Analysis for the Trucking Industry

The use of Air Link results in numerous economic benefits to end users. For example, existing available air ride systems range in cost from $5,500 - $7,000. Furthermore, these systems must be rebuilt usually within a two year period. Conventional systems require continuous maintenance due to the many moving parts. On the other hand, the Air Link system costs approximately $4,000 and will not require maintenance for at least a five year period. The Air Link system has been field tested since 1986, and the maintenance costs are almost nil due to its simple design. The two rubber bushings may need to be replaced after several years of severe service but it is unlikely that anything can wear out. The

air bags and shocks last for years as the movement is much more controlled. Since the system is linked together with the walking beam, traction and tire wear is uniform as "wheel hop" and slippage are minimized. This system saves other repairs such as cracked frames, loose bolts and damaged cargo. Trucks with top mounted equipment benefit from the smoother ride, stability and elimination of shock damage to such equipment. Truck mounted, overhead cranes are a prime example of such equipment that deteriorates with road bouncing.

Air Link is of such benefit that some owners have actually removed new existing spring systems and scrapped these new parts in order to install Air Link. If Air Link is installed at the factory, then its cost is lower than existing air systems. On breakdown of springs or other air systems, Air Link can be installed as a retrofit as it has been designed to virtually bolt on upon removal of the spring pack or rubber block system.

Another huge benefit of Air Link is that the air pressure in the suspension bags translates with a simple gauge into a weigh scale. Electronic scales can cost up to $5,000, thus as much as the entire Air Link system. Electronic scales require constant repair.

Introduction Into the Industry

The overall market for the Air Link suspension system is encouraging considering the sheer number of trucks on the road along with the retrofit and conversion applications available to military and crane users.

Air Link has proven to be a cost effective alternative to existing air and/or solid spring suspension systems presently used in tractor-trailer units. With more than 800 suspensions on the road, the product is becoming more widely known within the industry.

Confidential negotiations are presently taking place with other OEM's at this time. Link-Belt and Terex Crane manufacturers install the system at their respective factories. As purchaser demand increases, the Corporation anticipates that factories will offer this system much like it offers different power plants, tires and other accessories. Once Raydan has achieved I.S.O. 9002 quality control standards, Raydan expects to complete an agreement to make a retrofit system available for Kenworth and Peterbilt trucks. This will qualify sale of the Air Link to more than 390 dealerships.

The introduction over the last few years of Air Link into the industry is best evidenced by review of the following milestones and present opportunities:

a. Distribution and sale of approximately 800 suspension systems to date;

b. Presentation of the Crystal Award from Construction Equipment Magazine in 1995;

c. Excellent product analysis comment by trucking editor Steve Sturgess in a four page article in March 1997 in Construction Equipment Magazine distributed widely throughout the United States and Canada;

d. Acceptance by Link-Belt Crane as an OEM product for factory installation resulting in sales of at least 20 systems or more per month;

e. Acceptance by Terex Crane Manufacturing as an OEM product thereby resulting in about 20 systems or more per month;

f. Negotiations with a significant truck manufacturer for factory installations which may result in sales of hundreds of systems per year;

g. Upon completion by Raydan of the I.S.O. 9002 Quality Assurance System, PACCAR will make the Air Link available to its 390 Kenworth and Peterbilt dealers or as an "after market" product;

h. Installation of the Air Link in the Flagg Suspension Parts U.S. catalogue along with the Distribution

Agreement in place with the Triangle Group of Companies. This large supply network blankets the United States as well as Eastern Canada with 2,000 outlets. Flagg is initiating a press release for trade magazine ads and organizing product knowledge seminars for its sales people prior to stocking Air Link;

i. National Research council report confirming the Air Link claims of a stable yet smooth ride and favourably compared Air Link to other suspension systems of spring, rubber and air;

j. Fleet sales to Canadian Waste Services Inc., Brown and Ferris Industries, City of Edmonton, City of Calgary, City of Ottawa, MacDonald's Consolidated (Safeway), Laidlaw Waste Systems Ltd., Prairie Disposals, Sioux City Redi-Mix of Sioux City, Iowa, Inter-City Distribution of Cambridge, Ontario, Link Belt Cranes, Terrex Cranes and the U.S. Military in Warren, Michigan;

k. Sales of units for testing with the U.S. military and its affiliates are now taking place and the reception has been enthusiastic as Air Link replaces decades old spring systems. Raydan was "fast tracked" as an approved supplier to the U.S. Military and the specialty engineering has met and delivered several units to the Nevada Auto Test Center to determine how Air Link will perform under various conditions and applications. On November 3-5, 1998, management attended another U.S. Military showing and meeting and participated in the testing of various units for the U.S. Military. The Corporation's Air Link was most favourably received for the rear body units, and will be the anticipated choice for the front end units considering the cost efficiencies. The U.S. Army Tank Automotive and Armaments Command (TACOM) has made an initial order for use in their line haul truck fleet. The United States Military has purchased the Air Link for trucks hauling high tech equipment and for extreme service applications. The Air Link suspension system was displayed at the United States Military Show last year.

Military vehicles with the potential to convert to Air Link include 5,500 Marine Logistical Vehicle System units ("LVS") which are currently being tested, 7,000 Army LVS units, 4,000 Palletized Load System units ("PLS") and 2,800 Hemmt units. In addition, the Army currently utilizes thousands of vehicles with spring pack suspensions.

l. Sale of Air Link for use in a Disneyworld truck to eliminate cargo damage to its load of sensitive electronic equipment.

m. The entering into of a Mutual Confidential Disclosure Agreement with Navistar International dated October 6, 1998, wherein the parties agree to disclose certain proprietary information in return for the Corporation agreeing not to enter into negotiations with any other North American medium or heavy duty truck manufacturers for a limited period of time.

The following is a listing of target markets for the Air Link product:

- OEM trucks, cranes and military vehicles
- heavy haul fleet operators
- heavy haul owner/operators
- gravel haulers
- log haulers
- city owned fleets
- military vehicles
- redi-mix fleets
- refuse haulers
- oilfield haulers
- truck parts and service suppliers
- highway haulers

Direct marketing efforts will be concentrated in the North American marketplace. In addition, sales of the unit will be concentrated on fleet operators, suspension shops (Flagg distribution network), truck manufacturers and the military in the United States.

In the United States there is a total population of 1,557,300 Class 8 trucks with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), and lease/rental (18.5%). The trailer population of 2,323,800 in the United States by vocation is dominated by lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier (8.4%). This information is according to "The Structure of the U.S. Trucking Industry", Newport Communications, www.heavytruck.com, 1997. In Canada, according to *Today's Trucking*, The Canadian Truck Market, January 1998, p.9, the numbers of heavy trucks, tractors and trailers in operation in 1997 were 167,133, 142,407 and 367,632, respectively, with there being another 122,000 Class 5, 6 and 7 trucks in service. These equipment population figures represent the potential current market for Raydan's products in Canada and the United States which market is expected by management to continue to expand.

The Patent Licence Agreement for Air Link

Pursuant to a License Agreement between James T. Kooistra and the Corporation, the Corporation acquired the right to register the trade name "AIR LINK" with exclusivity to manufacture and market the product with unrestricted territories and boundaries and rights of first refusal to purchase the patent. The royalty was set at five (5%) percent of the sale price of the product. The Corporation further agreed to complete and perfect the patents in Canada and the United States.

The Licencing Agreement was amended by an Amendment dated the 31st day of July, 1998 wherein the royalty was adjusted to be five (5%) percent on the value of the items manufactured by the Corporation only and not chargeable on the components purchased from outside sources such as the air bags, air valves and bushings.

The Easy Slider

The patented Easy Slider is a kingpin assembly which is used in a tractor/trailer combination to shift the weight between the trailer and drive axles. The advantages of an Easy Slider are:

- it requires 90 seconds to shift 2,500 pounds or more for proper weight distribution;
- it allows the driver to change the wheel base quickly for different provincial and state laws; and
- it adds weight over drive axles for off highway travel and change it back for on highway travel (traction).

In August 1989, the patent holders, Richard Henderson and Alex Shaman, assigned the patent rights to Raydan Transport Ltd. These rights have in turn been assigned to Raydan. A significant amount of marketing has occurred over the last several years in respect to the Easy Slider. About 360 units have been sold in the marketplace by Raydan since 1992. Over the next several years, the Corporation plans to market this product and keep it in its catalogue in order to maintain its marketing exposure. Its potential is not expected to be as significant as Air Link, but the product has produced profit margins in the past.

Tests are presently being performed at the Diashawa Pulp Mill in Peace River, Alberta by the Forestry Engineering Research Institute of Canada ("FERIC") as a number of trailers are hauling whole length logs of 90 feet using the Easy Slider to negotiate turns safely. This "B" train configuration could be used for hauling loads including steel spans and pipe.

The Easy Slider will allow an operator to distribute the weight on the trailer to meet all types of trucking regulations concerning axle weight and load length. This ability will result in numerous cost savings while abiding with inter provincial and state trucking regulations. Overweight and over length violations are extremely expensive. For example, where the province of British Columbia legislates shorter loads, Easy Slider has solved this problem for many truckers. In the United States, many states have different length regulations and bridge span laws. Easy Slider can be ordered for most new trailers today.

The Patent Licence Agreement for Easy Slider

Pursuant to a Patent License Agreement dated January 1, 1993, the Corporation was granted exclusive rights to manufacture and market the invention in the United States, Canada and any jurisdictions in which the invention has been patented. The agreement further provides for the Corporation to trade mark the invention, acquire the right of first

refusal on the sale of the patent and pay a royalty averaging five (5%) percent on product sales.

Research, Development and Engineering

Ongoing research and development of the Air Link and Easy Slider technology is the responsibility of Raydan. It will be the responsibility of the Board of Directors of the Corporation to examine, evaluate and determine the feasibility and market potential of the Air Link and Easy Slider products and engineered improvements, and to allocate resources to infrastructure and marketing.

Raydan has been involved in the development, engineering, manufacturing and marketing of the Air Link suspension since 1992. Raydan has on staff two full time professional engineers along with five licenced heavy duty mechanics and six welders constantly improving the Air Link. The Corporation intends to research and develop an air ride suspension for the front tandem steering axle of trucks which is non-existent today. This could have applications for vehicles including cement mixers. Also the Corporation intends to develop a lighter, smaller air ride for recreational type trailers. The Corporation intends to pursue an alliance or joint venture with a major truck manufacturer to pilot test, perfect and market an originally installed front air ride tandem suspension. Most important, Raydan Transport Ltd. has installed, tested and monitored the suspension on its fleet of oilfield trucks since 1992. Management estimates that since 1992, about $2.5 million has been invested in the development of this product.

VALUATION AND PRICING ANALYSIS

The Corporation has sought and obtained an independent valuation report in relation to the fair market value of the Air Link technology (the "Report") prepared by a recognized professional valuation firm for the purposes of describing this valuation in the Corporation's financial statements. The authors of the Report relied on information provided by the Corporation and will not assume any responsibility or liability for losses incurred by the Company or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereof, and the authors have expressly indicated that the Report was prepared for the Corporation and may not be relied upon by any other person or entity.

In order to derive the range of the fair market value of the Air Link technology, the authors of the Report primarily used an income-based approach involving a discounted cash flow approach and a royalty relief approach. As a secondary approach, the authors of the Report looked at comparable companies and comparable transactions to arrive at support for the primary approach.

The income-based approach considered the expected future earnings to be derived through the use of the Air Link technology. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment. In selecting an appropriate discount rate to apply to the Air Link's future after-tax cash flow, the authors of the Report considered the influence of both internal and external factors. Some of the factors are positive, allowing for a lower discount rate, while others are negative which support a higher rate.

The relief from royalty approach is based on the proposition that a firm would be willing to pay a royalty in lieu of ownership, to possess the benefits of the Company's patented and protected Air Link technology.

Based on the information provided by the Corporation and the valuation methodology discussed above, the authors of the Report concluded that the fair market value of the Air Link technology would be within a range of $1,200,000 to $1,500,000.

A draft version of an independent pricing analysis has also been prepared in relation to the Corporation in order to establish an indication of price for the Corporation and its related shares. An income-based, discounted cash flow approach was again used as a primary approach for pricing purposes for both the Corporation's technology and its parts and services division. In addition, a comparable companies approach was also used by utilizing data relating to the stock market trading prices of the common shares of public companies comparable to Raydan. The pricing analysis is subject to all of the same disclaimers as contained in the valuation, and does not necessarily indicate the fair market value of

the Corporation, however, the Corporation, including its two notional divisions, namely the parts and services division, and the technology division, has been analysed and received a potential price within the approximate range of $4.4 million to $5.6 million.

DETAILS OF THE OFFERING

Plan of Distribution

The Corporation is offering a minimum of 1,562,500 and a maximum of 4,375,000 Units of the Corporation at a price of $0.80 per Unit. The offering price was determined arbitrarily by the Corporation. The Units are offered to residents of the Provinces of Alberta and British Columbia pursuant to certain statutory exemptions to the prospectus requirements in Alberta and British Columbia and may also be offered to residents of other jurisdictions in which there are exemptions from prospectus or registration requirements of the securities laws of such jurisdictions that are available to the Corporation in connection with the offer and sale of the Units. Since the Corporation is not a reporting issuer in Alberta, British Columbia or any other jurisdiction, the applicable hold period may never expire, and if no further statutory exemption may be relied upon and if no discretionary order is obtained, this could result in a purchaser having to hold the securities acquired under this offering for an indefinite period of time. There is currently no intention for the Corporation to become a reporting issuer in any jurisdiction. See "Risk Factors" and "Distribution, Resale and Liquidity".

The Corporation has not currently retained a securities dealer or any other party as an agent in connection with the Offering but may do so prior to Closing (as hereinafter defined). The Corporation may pay commissions of not greater than 10% of the gross proceeds of the Offering to registered securities dealers or to other parties that are entitled to receive such commissions under applicable law.

How to Subscribe

Investors resident in Alberta and British Columbia wishing to subscribe for Units will be required to complete, at the time of subscription, a Subscription Agreement, which is attached hereto as Schedule "A" and, if the investor is a resident of British Columbia a Form 20A (IP) or Form 20A (NIP), as applicable, attached as Schedules "B" and "C" respectively. Each subscription must be accompanied by a certified cheque, bank draft, or money order payable to the Corporation in the amount of the aggregate subscription price for Units subscribed for.

Subscribers resident in jurisdictions other than Alberta and British Columbia will be required to complete a Subscription Agreement prepared by the Corporation for the purpose of that subscription. In order for the Corporation to consider accepting any subscription, the subscription amount must not be for less than 5,000 Units.

The Corporation may have one or more closings (a "Closing") of the aggregate total proceeds of the Offering, all of which are expected to occur on or before December 15, 1998 (a "Closing Date") but which may take place on such other dates as the Corporation may specify. The minimum number of Units available under this Offering is 1,562,500 Units. The maximum number of Units available under this offering is 4,375,000 Units. **As there is a minimum number of Units required to be sold pursuant to this Offering the Corporation and the Custodian located at 1600, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3 will hold all subscription funds until the subscription is accepted by the Corporation and a Closing occurs. In the event that the minimum subscription is not achieved and a Closing does not take place as above provided, all subscription funds shall be returned to the Subscribers without interest, penalty or deduction. Any interest accrued on subscription funds deposited by Subscribers for Units hereunder shall be solely for the account of the Corporation.** Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

USE OF PROCEEDS

The total gross proceeds to be received by the Corporation in respect of this Offering will be $1,250,000 if the minimum amount of Units are subscribed for, and a further $625,000 if all of the Warrants are exercised thereunder. The total gross proceeds to be received by the Corporation in respect of this Offering will be $3,500,000 if the maximum amount of Units are subscribed for, and a further $1,750,000 if all of the Warrants are exercised thereunder. Expenses of the Offering estimated at $50,000 will be paid out of the Corporation's working capital. From the gross proceeds will be paid any Commissions payable in connection with the Offering to a maximum of 10% of the gross proceeds. Accordingly, the net proceeds to be realized by the Corporation are estimated to be $1,125,000, if the minimum Offering is achieved, and $3,150,000 if the maximum Offering is achieved, which are intended to be used as follows:

The Corporation intends to use the proceeds of the offering as follows:

Activities	**Minimum**	**Maximum**
-relocation budget, equipment and inventory	$250,000	$900,000
-marketing and promotion of products	$150,000	$500,000
-engineering, research and development	$50,000	$400,000
-debt repayment to bank to reduce interest charges	$450,000	$900,000
-working capital	$225,000	$450,000
	$1,125,000	$3,150,000

To the extent that Commissions are less than 10% of the gross proceeds, the balance will be added to working capital.

It is anticipated that after payment of the above, cash flow from operations will be sufficient to pay ongoing operating expenses. The directors of the Corporation reserve the right to allocate and re-allocate the proceeds of this issue in their discretion, depending upon a change in business circumstances.

DIRECTORS, OFFICERS AND KEY PERSONNEL

The following are the names of all of the directors, officers and key personnel of the Corporation, including the position held and a summary of the past and present principal occupations:

Name and Municipality	Position Held	Present Occupation and Position during the Last Five Years
Ray English Edmonton, Alberta	President, Chief Executive Officer and Director	Ray English brings over 20 years of senior-level operations experience to his executive role, having held managerial positions with heavy construction companies for large resource-based projects across Western Canada, the NWT and the Arctic region. Prior to founding Raydan Manufacturing Inc. in 1992, he worked at all levels within Raydan Transport Ltd. transporting oilfield equipment and tubulars. In his current role as President and CEO, Ray English is responsible for general management, corporate and contract matters, and overall planning and implementation of the Company's corporate goals.

Name and Municipality	Position Held	Present Occupation and Position during the Last Five Years
Dan English Edmonton, Alberta	Vice President, Operations, Chief Financial Officer, Treasurer and Director	Dan English has over 20 years experience in heavy-duty mechanics working first with Raydan Transport (1979-1982) as a mechanic, and after his apprentice period, he returned and served as their shop foreman over the period of 1983 to 1992. He has since been Service Manager with Raydan Manufacturing Inc. with responsibilities for the parts and service centre, preparing quotes for trucks and trailer repairs, as well as product prototyping and coordinating materials handling for the manufacturing facility. Mr. English is responsible for the development and refinement of related products.
Bill English Edmonton, Alberta	Vice President, Corporate Development, Director	Bill English founded Raydan Transport Ltd. in 1971 and has over 50 years in the oilfield, mining, transportation and construction industries. He started with Raydan Transport as General Manager until 1981, when he became its President and CEO which is his current role with the company. For Raydan Manufacturing Inc. (1992 to present), Bill English has lent his expertise to product development, and maintains an active role in overall corporate development.
Phillip Stuffco Edmonton, Alberta	Secretary, Corporate Counsel and Director	Mr. Stuffco has been the in-house corporate counsel for Raydan Manufacturing Inc. since September 1, 1998, assisting the President and CEO in all corporate, business, banking and related legal matters. He is also responsible for all licence agreements, patent upkeep, distribution and sales agreements, as well as participating as part of the negotiation team. Mr. Stuffco has over 22 years experience as a legal practitioner focusing on corporate and commercial law in domestic and international arenas. He obtained his Bachelor of Laws from the University of Alberta in 1976, and was admitted to the Alberta Bar in 1977. Most recently, prior to joining the Corporation, he practiced in the British West Indies from January to June 1998.
Mark McNeill Edmonton, Alberta	Director	Mr. McNeill has been the Vice-President of Marketing for Master Flo Valve Inc. since 1995. Master Flo Valve Inc. is a world leader in surface and subsea choke technology. Previously held position of International Sales Manager for Stream Flo Industries from 1984 to 1995 which is an associated company with Master Flo Valve Inc. Mr. McNeill is responsible for the operations of offices in Houston, Louisiana, Abu Dhabi, and now Malaysia and was the Asian regional manager for the past 5 ½ years.

Name and Municipality	Position Held	Present Occupation and Position during the Last Five Years
John Cook Edmonton, Alberta	Vice President of Engineering	Mr. Cook is a professional engineer registered in the Province of Alberta as a mechanical engineer. Prior to joining Raydan in 1994 as its Chief Mechanical Engineer, he was responsible for systems and operations with Edmonton Power (1990-1993). John is responsible for product design, engineering, testing and manufacturing of components for the Air Link and Easy Slider products, as well as engineering product adaptations in conjunction with the Vice President, Operations.
Richard Nissen Edmonton, Alberta	Marketing Manager	Mr. Nissen is the Marketing Manager with Raydan Manufacturing, a position he has held since 1993, responsible for overall marketing, advertising, promotions and sales. He has established the dealer/distribution networks, acted as a liaison with OEMs, assisted in negotiations, and coordinated and attended seminars and trade shows representing the Air Link and Easy Slider products throughout North America.
Joan Richardson Edmonton, Alberta	Office Manager, Accounting and Administration	Ms. Richardson is the office manager for Raydan Manufacturing, a position she has held since 1994. She has over 20 years of experience in the areas of office-related accounting (payroll, accounts payable and accounts receivable), coordination and scheduling of staff, and other related duties, with a background in records management and library sciences. For 15 years prior to joining the Corporation, Ms. Richardson provided these services to Raydan Transport Ltd.

SHAREHOLDINGS OF INSIDERS AND PRINCIPAL HOLDERS OF SECURITIES

The following table sets out, as at the date hereof, all of the securities of the Corporation, including options, held by directors, officers, promoters and principal holders of securities, including those holders that hold directly or indirectly more than 10% of the Common Shares of the Corporation.

Name and Municipality of Residence	Type of Ownership	Number and Percentage of common shares owned as at the Date Hereof	Number and Percentage Owned After Giving Effect to Minimum Offering	Number and Percentage Owned After Giving Effect to Maximum Offering
Ray English Edmonton, Alberta	Beneficial and of Record	2,921,875	2,921,875 (37.4%)	2,921,875 (27.5%)
Dan English Edmonton, Alberta	Beneficial and of Record	2,921,875	2,921,875 (37.4%)	2,921,875 (27.5%)

EXECUTIVE REMUNERATION

The following table sets out the aggregate remuneration paid by the Corporation to its directors and officers over the course of the past year.

	Nature of Remuneration	
	From Office or Employment	**Other**
Directors (Total Number 2)	Nil	Nil
Senior Officers (Total Number 5)	$99,000	Nil

SHARE CAPITAL STRUCTURE

Authorized Capital

1. Common Shares: An unlimited number of Common Shares entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of shareholders of the Corporation, and upon liquidation, to receive the remaining assets of the Corporation, after payment of the amount paid up on Preferred Shares.

2. Preferred Shares: An unlimited number of Preferred Shares issued from time to time in one or more series, with rights as set out in the articles including, the number comprising each series, the designation, rights, privileges, restrictions and conditions including the rate or amount of dividends, the method of calculating dividends, the dates of payment of dividends as determined by the board of directors.

CAPITALIZATION

Security	Authorized	Outstanding as at April 30, 1998 (audited)	Outstanding as at September 30, 1998 (unaudited)	Outstanding after giving effect to the minimum offering (unaudited)	Outstanding after giving effect to the maximum offering (unaudited)
Common Shares		Nil	Nil	7,812,500(2) $6,250,000(3)	10,625,000(2) 8,500,000(3)
Class "A"	unlimited	1,208 ($800)	1,208 ($800)	Nil(1)	Nil(1)
Class "C"	unlimited	300 ($200)	300 ($200)	Nil(1)	Nil(1)

Preferred Shares	Unlimited	Nil	Nil	Nil	Nil
Long Term Debt	N/A	$1,734,715	$1,026,522.50	$576,522	$126,522

Notes:
(1) All Class "A" and Class "C" Common Shares of the Corporation were converted to Common Shares on November 19, 1998.
(2) Before the exercise of any Warrants and including 125,000 Common Shares originally issued to Messrs. Nissen and Stuffco as 67 Class "C" Common Shares each on October 23, 1998 prior to the conversion of Class "C" Common Shares on November 19, 1998.
(3) Before deduction of estimated issue expenses of $50,000, or payment of Commissions, if any.

DISTRIBUTION, RESALE AND LIQUIDITY

Distribution

The Common Shares are offered pursuant to specific statutory exemptions from the prospectus requirements contained in sections 107(1)(d), (p) and (z) of the Alberta Act and section 74(2)(4) of the B.C. Act and sections 128 (a), (b) and (c) of the B.C. Rules. The Units may also be offered in other jurisdictions where they may be lawfully offered for sale pursuant to exemptions under applicable securities legislation. The use of these statutory exemptions relieves the Corporation from provisions under securities legislation requiring the Corporation to file a prospectus and, therefore, a Subscriber does not receive the benefits associated with a subscription for securities issued pursuant to a prospectus, including, without limiting the generality of the foregoing, the review of the material by a securities commission.

Statutory Exemptions

Alberta

This Offering is made to certain qualified subscribers resident in the Province of Alberta in compliance with subsections 107(1)(d), 107(1)(p) and 107(1)(z) of the Alberta Act thereby exempting the Corporation from having to prepare and file a prospectus that would otherwise be required by the Alberta Act. **Investors herein are cautioned that they should obtain independent legal advice as to the availability of any or all of these exemptions.**

British Columbia

The Offering is made to certain qualified subscribers resident in the province of British Columbia in compliance with section 74(2)(4) of the B.C. Act and sections 128(a), 128(b) and 128(c) of the B.C. Rules, thereby exempting the Corporation from having to prepare and file a prospectus that would otherwise be required by the B.C. Act. **Investors herein are cautioned that they should obtain independent legal advice as to the availability of any or all of these exemptions.**

Individual purchasers utilizing the prospectus exemption contained in section 74(2)(4) of the B.C. Act must deliver to the Corporation an executed Form 20A(IP), attached as Schedule "B" of this Offering Memorandum. Purchasers utilizing the exemptions contained in section 128(a), 128(b) or 128(c) of the B.C. Rules must deliver to the Corporation an executed Form 20A(IP) or Form 20A(NIP), as applicable, attached as Schedules "B" and "C" of this Offering Memorandum, respectively. **Individual purchasers should indicate in Item 3 of Form 20A(IP), and non-individual purchasers should indicate in Item 4 of Form 20A(NIP), that they have received this Offering Memorandum.**

Resale and Liquidity

All securities which may be acquired pursuant to this Offering shall be subject to restrictions on resale until such time as:

1. **the appropriate "hold period" has been satisfied and a holder of such securities complies with other applicable requirements;**

2. **a further statutory exemption may be relied upon by the investor; or**

3. **an appropriate discretionary order is obtained pursuant to applicable securities laws.**

Therefore all purchasers under this Offering should consult with their legal advisors to determine the extent of the applicable hold period and the possibilities of utilizing any further statutory exemptions or the obtaining of a discretionary order.

Since the Corporation is not a reporting issuer in Alberta, British Columbia or any other jurisdiction, the applicable hold period may never expire, and if no further statutory exemption may be relied upon and if no discretionary order is obtained, this could result in a purchaser having to hold the securities acquired under this Offering for an indefinite period of time.

The minimum number of Units available under this Offering is 1,562,500 Units. The maximum number of Units available under this Offering is 4,375,000 Units. As there is a minimum number of Units required to be sold pursuant to this Offering the Corporation and the Custodian located at 1600, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3 will hold all subscription funds until the subscription is accepted by the Corporation and a Closing occurs. In the event that the minimum subscription is not achieved and a Closing does not take place as above provided, all subscription funds shall be returned to the Subscribers without interest, penalty or deduction. Any interest accrued on subscription funds deposited by Subscribers for Units hereunder shall be solely for the account of the Corporation.

Upon the disposition of an investor's securities pursuant to a further prospectus exemption or an order of the applicable securities commission, Alberta residents shall be required pursuant to the Alberta Act to file a Form 21 notifying the applicable securities regulatory authority of the exempt trade. This form must be filed within 10 days from the date of the beginning of the distribution by the investor. A copy of such form is appended hereto as Schedule "D". British Columbia residents shall be required pursuant to the B.C. Act to file a report on their first sale of any such securities prepared either on Form 21, attached hereto as Schedule "D", or in the form attached to BOR No. 95-17 within 10 days from the date of the beginning of the distribution by the investor.

PRIOR SALES

The following table sets forth the prior sales of the Corporation in respect of Common Shares issued by the Corporation for the last 12 months.

Date	Number of Common Shares Issued	Issue Price Per Share	Aggregate Issue Price	Nature of Consideration
October 23, 1998	67 Class "C" Common Shares(1)	0.80	$53.60	Cash
October 23, 1998	67 Class "C" Common Shares(2)	0.80	$53.60	Cash

Notes:

(1) Issued to Richard Nissen and converted into 62,500 Common Shares by a shareholders resolution dated November 1, 1998 and made effective on November 19, 1998.

(2) Issued to Phillip Stuffco and converted into 62,500 Common Shares by a shareholders resolution dated November 1, 1998 and made effective on November 19, 1998.

DIVIDEND RECORD AND POLICY

To date, the Corporation has not paid any dividends on its outstanding Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund future growth, financial condition of the Corporation and other factors which the Board of Directors of the Corporation may consider appropriate in the circumstances.

CONFLICTS OF INTEREST

There are actual and potential conflicts of interest to which the officers and directors of the Corporation will be subject in connection with the operation of the Corporation. Certain directors and officers of the Corporation have a conflict of interest in relation to Raydan Transport Ltd. by reason of its repair arrangements with the Corporation and it is an affiliated corporation with six percent (6%) of its shares being owned by Ray and Dan English. The remaining ninety-four percent (94%) of its shares are owned by Bill English who is a director of the Corporation.

The Corporation presently rents a repair facility from Raydan Transport Ltd. facilities, paying rent of $2,000.00 per month. It also shares one employee.

Conflicts, if any, will be subject to the procedures and remedies available under the *Business Corporations Act* (Alberta). The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or a proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the *Business Corporations Act* (Alberta).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, and shareholders who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since incorporation or in any proposed transaction which has materially affected or would materially affect the Corporation.

MATERIAL CONTRACTS

The Corporation has not entered into any contracts material to investors in the Common Shares since incorporation except as follows:

1. Easy Slider Licence Agreement dated January 1, 1993, among Shaman-Henderson Ventures Ltd., Richard Henderson and Alex Shaman and the Corporation.
2. Air Link Letter of Intent dated April 16, 1992 between James T. Kooistra and the Corporation.
3. Air Link Licencing Agreement between James T. Kooistra and the Corporation.
4. Air Link Licencing Amendment dated July 31, 1998, altering the royalty terms of the Licencing Agreement.
5. Licensed User Agreement dated September 1, 1998 between Ray English and the Corporation.
6. Credit Facility Agreement dated October 8, 1998 with the Corporation's banker.
7. Employment Agreement with John Cook dated February 8, 1994.
8. Distribution Agreement dated October 16, 1998 between the Corporation and Triangle Auto Spring Co.
9. Declaration of Trust dated October 31, 1998 among Raydan Transport Ltd., Raydan Holdings Ltd. and Raydan Manufacturing Ltd.
10. Mutual Confidential Disclosure Agreement dated October 6, 1998 between the Corporation and Navistar International Transportation Corp.

Copies of these agreements, as well as a copy of U.S. and Canadian Patents, will be available for inspection by persons to whom a copy of this Offering Memorandum has been given at the head office of the Corporation at 1802 - 8th Street, Nisku, Alberta T9E 7W2 during ordinary business hours throughout the period of distribution of the Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Luchak & Wright, Chartered Accountants, 4716 - 51 Avenue, Leduc, Alberta, T9E 6Y8. The Corporation has not appointed a registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ended April 30, 1998 and the unaudited financial statements for the interim period ended September 30, 1998 are appended hereto.

RISK FACTORS

An investment in the Common Shares offered hereby is highly speculative. Prospective investors should consider carefully the following factors:

An investment in the securities offered herein should be considered highly speculative due to the nature of the Corporation's business and its financial condition. An investment in these securities should be considered only by investors who are willing to risk the loss of their entire investment. An investment in the securities is not suited to investors who may need to dispose of their investment in a timely fashion. Investors should consult with their own professional advisors to assess the legal and other aspects of an investment in the securities offered hereby.

The Units offered hereunder are subject to restrictions on resale. There is presently no market for the Units or the Common Shares acquired pursuant to purchase of the Units or any exercise of the Warrants offered hereby and none is expected to develop.

The Corporation is not currently a reporting issuer in any jurisdiction so that the Common Shares acquired through purchase of the Units or exercise of the Warrants offered hereunder will be subject to a statutory hold period of an indefinite duration. See "Distribution, Resale and Liquidity".

The Corporation is not able and has no present intention to pay any dividends to the holders of Common Shares.

Investors will have to rely on the expertise, ability, judgement, discretion, integrity and good faith of the management of the Corporation. In addition, the success of the Corporation will to a large degree be dependent on the performance of its key employees. Failure to attract and retain key employees with necessary skills could have a materially adverse impact on the Corporation's growth and profitability.

The Units are speculative securities and prospective Subscribers are urged to consult professional advisors, including income tax advisors, prior to making an investment in the Corporation. Prospective Subscribers should consider the following risk factors:

Marketability of Securities

There is no market for the Common Shares or Warrants and none is expected to develop. Therefore, investors may not be able to dispose of their Common Shares or Warrants. These securities are subject to restrictions on resale in accordance with applicable securities legislation. In addition, the Common Shares or Warrants may not be readily accepted as collateral for a loan. See "Distribution, Resale and Liquidity".

Reliance Upon the Corporation

In assessing the risk of an investment in the Units, prospective Subscribers should be aware that they will be relying on the good faith, experience and judgment of management of the Corporation to operate the business of the Corporation and to make appropriate decisions with respect to operations.

Risks of Operation

The Corporation will be subject to risks inherent in the rapid expansion of a business venture, many of which are beyond the control of management, such as changes in economic conditions, actions of competitors and availability of further financing. While there is a significant market for suspension systems and the king pin assembly, there is no guarantee that the Corporation will be able to achieve and sustain high volume sales, or that such sales will be sustained on a profitable basis.

Uninsured Losses

The Corporation will arrange for comprehensive insurance, including fire, product liability and extended coverage, of the type and in the amounts customarily obtained for similar businesses. However, in many cases certain types of losses (generally of a catastrophic nature) are either uninsurable or not economically insurable. Should such a disaster occur with respect to the business, the Corporation could suffer a loss of capital invested and any profits which might be anticipated from the operation of the business.

Conflicts of Interest

As described under "Management Interests and Potential Conflicts of Interest" an investment in the Corporation is subject to various potential conflicts of interest arising out of the Corporation's relationships.

As a result of these and other factors, this Offering is more suitable to Subscribers who are willing to rely on the management of the Corporation with respect to all operations of the Corporation, are able to make a long-term investment.

CONTINUOUS REPORTING OBLIGATIONS

The Corporation is not currently a reporting issuer in any jurisdiction. The Corporation is obligated to hold an annual meeting of its shareholders and to send to each shareholder of the Corporation not less than 21 days before such meeting, a copy of the previous completed fiscal year's financial statements.

LEGAL PROCEEDINGS

The Corporation is not currently party to any material legal proceedings, nor are any material legal proceedings currently being contemplated by the Corporation. Management of the Corporation is currently not aware of any material legal proceedings contemplated against the Corporation.

ELIGIBILITY FOR INVESTMENT

Luchak and Wright, Chartered Accountants and Auditors, have prepared the following summary of the rules generally applicable to the eligibility for investment in Units by RRSPs and RRIFs. This summary does not take into account tax rules governing receipt of dividends or tax rules governing RRSPs and RRIFs with the exception of those commented on elsewhere in this summary.

This summary is based on the following assumptions:

(a) the investors are residents in Canada for tax purposes;

(b) the investors in Units of the Corporation are individuals or trusts governed by a RRSP or a RRIF, of which the annuitant is an individual;

(c) the investors and any annuitants under a RRSP or a RRIF that invest in Units of the Corporation deal with the Corporation at arm's length;

(d) borrowed funds will not be used to acquire the Units;

(e) the Common Shares and Warrants comprising each Unit are capital property, as defined in the Income Tax Act, to the investors; and

(f) the Corporation is a Canadian controlled private corporation, as defined in the Income Tax Act.

This summary is based on the current provisions of the Income Tax Act and Regulations thereunder, the published judicial interpretations of the Income Tax Act and Regulations, an understanding of the current administrative and assessing practices of Revenue Canada, Customs, Excise and Taxation, and all specific proposals to amend the Income Tax Act and Regulations and announced by the Minister of Finance, as they exist on October 31, 1994. Except as expressly noted herein, this summary does not otherwise anticipate or take into account any changes in the Income Tax Act and Regulations, the administrative or assessing policies of Revenue Canada, Customs, Excise and Taxation, and any changes in the interpretations of the laws by judicial decision. No assurances can be provided that any of the foregoing will not be changed in a manner that will fundamentally alter the tax consequences to the investor or to a trust governed by a RRSP or a RRIF owning or disposing any Units. **Regardless of the tax issues associated with RRSP or RRIF investments, investors are urged to consult with their professional advisors regarding the tax consequences applicable to them.**

Eligibility for Investment by Deferred Income Plans

A RRSP or a RRIF may acquire shares of "eligible corporations" as qualified investments, subject to certain limitations. An eligible corporation is generally a corporation that is:

a) a taxable Canadian corporation all or substantially all of the property of which is used at that time in carrying on a "qualifying active business" of the corporation or of a controlled corporation, shares of the capital stock of related eligible corporations, or any combination of the two;

b) a specified holding corporation; or

c) a prescribed venture capital corporation established under certain provincial legislation.

Investments in certain specified corporations such as banks, security dealers, trust companies or insurance companies, as well as corporations controlled by non-residents and certain venture capital corporations, are specifically excluded as "eligible corporations".

The term "qualifying active business" generally means any business carried on primarily in Canada by a corporation, excluding a business (other than a business of leasing property other than real property) the principal purpose of which is to derive income from property (including interest, dividends, rent, and royalties), or a business of deriving gains from the disposition of property (other than inventory). "Primarily in Canada" generally means that at least 50 percent of the full-time employees of the corporation and all related corporations employed in respect of the business are employed in Canada or at least 50 percent of the salaries and wages paid to employees of the corporation and all related corporations are reasonably attributable to services rendered in Canada.

Provided the shares of the Corporation are shares of an "eligible corporation" as described, they are qualified investments under the Income Tax Act for purposes of investment by a trust governed by a RRSP.

A RRSP or a RRIF can invest directly up to 50 percent of its assets in shares of arm's-length Canadian controlled private corporations. An investment in an eligible corporation by a RRSP or a RRIF would also increase the maximum amount of foreign property holdings limit, within certain prescribed limits.

There are certain restrictions that prevent controlling shareholders and related individuals from purchasing the Units through a trust that is governed by a RRSP or RRIF. Other restrictions prevent shareholders who, directly or indirectly, own more than 10% but do not control the Corporation, or are related to individuals who own, directly or indirectly more than 10% of the Corporation but do not control the Corporation. Such individuals would be precluded from investing more than $25,000 in shares of the Corporation.

There are certain other provisions that may be applicable under certain circumstances, that would result in shares of the Corporation being considered non-qualifying investments by a trust governed by a RRSP or RRIF. **Investors are urged to consult with their professional advisors regarding the tax consequences applicable to them.**

CONTRACTUAL RIGHTS OF ACTION AND LIMITATION PERIODS

Under the terms of the Subscription Agreement attached hereto, residents of the Provinces of Alberta or British Columbia who subscribe for Units offered hereunder are granted a contractual right of action for rescission and/or damages against the Corporation if this Offering Memorandum or amendment thereto contains a misrepresentation of a material fact or omits to state a material fact relating to an investment in the Units. In the case of British Columbia residents, the right of action corresponds to the rights provided in section 131 of the B.C. Act and is subject to the defence that the purchaser had knowledge of the misrepresentation. In the case of Alberta residents, the right of action corresponds to the rights provided in section 168 of the Alberta Act and subject to defences available under sections 168(3) and (4) thereof.

If this Offering Memorandum or any amendment thereto:

a) contains an untrue statement of a fact ("material fact") that significantly affects or could reasonably be expected to have a significant effect on the market price or value of the Units offered hereunder, or

b) omits to state a material fact that is required to be stated or that is necessary in order to make any statement herein not misleading or false in light of the circumstances in which it was made, (the foregoing hereinafter called a "misrepresentation") then every investor who received this Offering Memorandum, or any amendment, and who purchased Units and who is a resident of Alberta or British Columbia will be deemed to have relied upon the misrepresentation and has a right of action for damages or rescission against the Corporation. However,

c) the Corporation will not be held liable if the investor purchased the Units with knowledge of the misrepresentation;

d) in any action for damages the Corporation will not be liable for all or any part of the damages that it proves do not represent the depreciation in value of the Units or the Common Shares acquired pursuant to purchase of the Units, resulting from the misrepresentation; and

e) in no case shall the amount recoverable by an investor exceed the price at which the Units were purchased.

The right of action is in addition to any other right or remedy available to the investor at law.

Residents of British Columbia may not exercise a contractural right of action unless they give written notice to the Corporation not later than 90 days after payment for the Common Shares purchased hereunder. Upon written notice being given to the Corporation, residents of British Columbia are entitled to commence a civil action against the Corporation within 180 days from the date of the transaction that gave rise to the cause of action.

Residents of Alberta may not commence an action to enforce a contractual right of action unless the right is exercised:

a) in the case of rescission, on notice to the Corporation not later than 180 days; or

b) in the case of damages, on notice to the Corporation not later than one year,

from the date of the transaction that gave rise to the cause of action.

The foregoing summaries are subject to the express provisions of the Alberta Act and the B.C. Act and the respective rules, regulations and policies promulgated thereunder and specific reference should be made to the same.

DATED: November 19, 1998

CERTIFICATE OF CORPORATION

Alberta

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or omit to state a material fact that is necessary to be stated in order for the statement not be misleading.

British Columbia

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.

Ray English
Chief Executive Officer

Dan English
Chief Financial Officer

RAYDAN MANUFACTURING LTD.

AMENDED BALANCE SHEET

AS AT APRIL 30, 1998

ASSETS			**1998**	**1997**
CURRENT ASSETS				
Accounts receivable (note 3)			$ 679,123	$ 518,961
Inventory			346,972	251,320
Work in progress			13,400	36,370
Investment tax credit receivable			-	6,553
Prepaid expenses and deposits			35,495	7,292
			1,074,990	820,496
DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS (note 4)			300,080	228,422
CAPITAL ASSETS	**Cost**	**Accumulated Amortization**		
Land	$ 116,251	$ -	116,251	-
Buildings	503,107	10,062	493,045	-
Leasehold improvements	58,006	12,017	45,989	27,976
Display units	38,034	14,173	23,861	7,664
Electrical signs	1,840	1,266	574	718
Shop equipment	84,329	15,826	68,503	22,628
Automotive	76,461	29,565	46,896	39,318
Computer equipment	25,808	15,351	10,457	12,574
Display trailers	13,933	11,055	2,878	4,111
Moulds and castings	2,350	2,350	-	-
	$ 920,119	**$ 111,665**	808,454	114,989
			$ 2,183,524	**$ 1,163,907**

APPROVED BY THE BOARD

"Ray English"
Director

"Dan English"
Director

RAYDAN MANUFACTURING LTD.

AMENDED BALANCE SHEET

AS AT APRIL 30, 1998

LIABILITIES	1998	1997
CURRENT LIABILITIES		
Bank indebtedness secured by book debts	$ 16,134	$ 26,822
Accounts payable and accrued liabilities	312,565	266,054
Principal due within one year on long term debt	60,027	50,564
	388,726	343,440
LONG TERM DEBT		
Conditional sales agreements (note 5)	16,240	27,803
Bank loan (note 6)	181,400	214,500
Mortgage payable (note 7)	442,661	-
Advances from affiliated company (note 8)	1,154,441	621,481
	1,794,742	863,784
Less: Principal included in current liabilities	60,027	50,564
	1,734,715	813,220
DEFERRED TAXES	17,487	8,425
SHAREHOLDER'S EQUITY		
CAPITAL STOCK (note 9)		
Authorized		
Unlimited number of Class "A" and "B" common, voting shares without par value		
Unlimited number of Class "C" common, non-voting shares without par value		
Unlimited number of Class "A" and "B" preferred shares		
Issued		
1,208 Class "A" common shares	800	800
300 Class "C" common shares	200	200
	1,000	1,000
RETAINED EARNINGS (DEFICIT)	41,596	(2,178)
	42,596	(1,178)
	$ 2,183,524	$ 1,163,907

FOR ECONOMIC DEPENDENCE SEE NOTE 2.
FOR COMMITMENT SEE NOTE 11.
FOR CONTINGENT LIABILITIES SEE NOTE 12.

RAYDAN MANUFACTURING LTD.

AMENDED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 1998

LUCHAK & WRIGHT

Chartered Accountants

'artners:
larry D. Luchak, B. Comm. C.A.*
'orrest J.R. Wright, B. Comm. C.A.*

4716 - 51 Avenue
Leduc, Alberta T9E 6Y8
Telephone: (403) 986-8383
Telecopier: (403) 986-4499

AUDITORS' REPORT

'O: The Shareholders of RAYDAN MANUFACTURING LTD.

We have audited the amended balance sheet of Raydan Manufacturing Ltd. as at April 30, 1998 and the amended tatements of income and retained earnings and cash flows for the year then ended. These amended financial statements are ne responsibility of the company's management. Our responsibility is to express an opinion on these amended financial tatements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we ılan and perform an audit to obtain reasonable assurance whether the amended financial statements are free of material nisstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the amended inancial statements. An audit also includes assessing the accounting principles used and significant estimates made by the nanagement as well as evaluating the overall financial statement presentation.

In our opinion, these amended financial statements present fairly, in all material respects, the financial position of the ompany as at April 30, 1998 and the results of its operations and its cash flows for the year then ended in accordance with enerally accepted accounting principles.

"Luchak & Wright"
CHARTERED ACCOUNTANTS

educ, Alberta
'ctober 30, 1998

Denotes Professional Corporation

RAYDAN MANUFACTURING LTD.

AMENDED STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
SALES ($859,812; 1997 $705,933 from affiliate)	$ 3,531,516	$ 2,565,588
DIRECT COSTS		
Parts	1,668,744	1,123,050
Labour	834,223	676,984
Supplies	101,098	88,670
Royalties	22,938	13,703
DIRECT COSTS	2,627,003	1,902,407
GROSS PROFIT	904,513	663,181
EXPENSES		
Wages and employee benefits	226,866	188,091
Rent ($42,000; 1997 $18,000 to affiliate)	76,503	57,797
Marketing	75,127	60,602
Telephone and utilities	53,132	38,317
Amortization of capital assets	51,994	23,665
Automotive	47,736	30,206
Bank charges and interest	47,524	36,926
Bad debts	47,026	36,054
Interest on long term debt	42,150	13,411
Office	38,820	22,376
Amortization of deferred product development and marketing costs	33,342	-
Engineering	32,031	43,000
Professional fees	21,095	15,319
Advertising and promotion	17,538	7,453
Equipment lease	13,636	6,000
Travel	9,847	9,615
Shop maintenance	9,647	15,811
Insurance and license	9,202	16,591
Management fees and salaries	-	12,000
	853,216	633,234
Income from operations	51,297	29,947
Gain on sale of capital asset	1,539	-
Income before income taxes	52,836	29,947
Income taxes - deferred (note 10)	9,062	8,425
NET INCOME FOR THE YEAR	43,774	21,522
Deficit at beginning of year	(2,178)	(23,700)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$ 41,596	$ (2,178)

RAYDAN MANUFACTURING LTD.

AMENDED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 1998

	1998	1997
OPERATING ACTIVITIES		
Net income	$ 43,774	$ 21,522
Items not involving cash		
Amortization	85,336	23,665
Gain on disposal of capital asset	(1,539)	-
Deferred income taxes	9,062	8,425
	136,633	53,612
Net change in non-cash working capital items		
Increase in accounts receivable	(160,162)	(92,999)
Increase in inventory	(95,652)	(50,101)
Decrease (increase) in work in progress	22,970	(25,629)
Decrease (increase) in investment tax credit receivable including interest	6,553	(6,553)
Increase in prepaid expenses	(28,203)	(2,790)
Increase (decrease) in accounts payable and accrued liabilities	46,511	(85,721)
	(71,350)	(210,181)
FINANCING ACTIVITIES		
Advances from affiliated company	532,960	206,267
Proceeds on conditional sales agreement	-	23,198
Repayment of conditional sales agreements	(11,563)	(6,142)
Proceeds on bank loans and mortgage	448,000	234,000
Repayment of bank loans and mortgage	(38,439)	(180,439)
	930,958	276,884
INVESTING ACTIVITIES		
Purchase of capital assets	(752,608)	(92,103)
Proceeds on sale of capital assets	8,688	-
Additional deferred product development and marketing costs	(105,000)	5,919
	(848,920)	(86,184)
INCREASE (DECREASE) IN BANK INDEBTEDNESS FOR YEAR	(10,688)	19,481
Bank indebtedness at beginning of year	26,822	7,341
BANK INDEBTEDNESS AT END OF YEAR	$ 16,134	$ 26,822

RAYDAN MANUFACTURING LTD.

NOTES TO THE AMENDED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 1998

1. **ACCOUNTING POLICIES**

a) Inventory

Inventory is stated at the lower of cost and net realizable value.

b) Work in progress

Work in progress is stated at the lower of cost and net realizable value.

c) Capital assets

Capital assets are stated at cost. Amortization is provided using the diminishing balance method at rates sufficient to amortize the costs over the estimated useful lives of the assets. The rates of amortization used are:

Leasehold improvements	Over 60 months
Display units	20%
Electrical signs	20%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Display trailers	30%
Moulds and castings	100%

In the year of purchase capital assets are amortized at one-half of the annual rate.

d) Deferred product development and marketing costs

The costs to develop two manufactured products and establish markets are capitalized. Such costs are being capitalized until a commercially viable sales and production level is attained. Management feels that it takes five years to establish a product in this industry. Effective in fiscal 1998, the development costs incurred prior to 1998 are being expensed to operations on a straight-line basis over ten years and the marketing costs are being amortized on a straight-line basis over five years.

e) Deferred income taxes

Deferred income taxes arise from claiming capital cost allowance and other items for income tax purposes in amounts differing from the amounts recorded on the financial statements.

2. **ECONOMIC DEPENDENCE**

The company is currently economically dependent on borrowings from, and third party loans guaranteed by an affiliated company, Raydan Transport Ltd. Raydan Manufacturing Ltd. and Raydan Transport Ltd. are affiliated by virtue of the fact that the shareholders of each company are related to each other.

3. **ACCOUNTS RECEIVABLE**

Accounts receivable is net of allowable for doubtful accounts of $63,246 (prior year $64,349). Accounts receivable as at year-end include $72,322 (prior year $25,733) due from an affiliated company, Raydan Transport Ltd. (see also note 2).

4. **DEFERRED PRODUCT DEVELOPMENT AND MARKETING COSTS DETAIL** (see also note 1d)

	1998	1997
Engineering and testing	$ 56,917	$ 32,836
Marketing	153,305	99,305
Rent and administration	35,122	35,122
Prototype materials and labour	30,413	30,413
Wages	57,665	36,665
	333,422	234,341
Less: Amortization charged to operations	(33,342)	-
	$ 300,080	$ 234,341

Subsequent to the year-end, the company engaged an internationally-known firm to professionally evaluate the airlink technology. The valuation opinion indicated a fair market value of the technology in the range of $1,200,000 to $1,500,000 and a specific value of $1,350,000. Due to the nature of the product and the fact that the company is relatively new as compared to its competitors, a larger than normal discount factor was applied in arriving at the valuation. When compared to the valuation, the carrying costs on the financial statements is understated by up to $1,200,000.

5. **CONDITIONAL SALES AGREEMENTS**

	1998	1997
Chrysler Credit loan was paid out in full in the current year	$ -	$ 4,606
Ford Credit loan repayable at $751 per month including interest at 10.25% due April, 2000 secured by specific automotive equipment costing $33,023 with a net book value of $19,649.	16,240	23,197
	$ 16,240	$ 27,803

Principal due on the conditional sales agreement in subsequent years is approximately as follows:

1999	$ 7,706
2000	8,534
	$ 16,240

6. **BANK LOAN**

Bank of Montreal loan is repayable at $3,500 per month plus interest at prime plus 1% and is due April 30, 2003. In the current year the loan payments were adjusted from $3,900 to $3,500 per month. Pursuant to the credit arrangement with the Bank of Montreal, the loans are payable in ten monthly instalments whereby the months of June and December are interest-only payments.

6. **BANK LOAN** continued

Principal due on the bank loan in subsequent years is approximately as follows:

1999	$ 42,000
2000	42,000
2001	42,000
2002	42,000
2003	13,400
	$ 181,400

The security for these loans is:

(a) General assignment of book debts;
(b) General security agreement;
(c) Land and buildings of an affiliated company (see note 2);
(d) Assignment of fire and life insurance;
(e) Guarantee of an affiliated company (see note 2).

7. **MORTGAGE PAYABLE**

Bank of Montreal mortgage is repayable at $3,644 per month including interest at 7.75% and is due October 30, 2017. Principal due on the mortgage in subsequent years is approximately as follows:

1999	$ 10,321
2000	11,136
2001	12,016
2002	12,965
2003	13,990
Thereafter	382,233
	$ 442,661

The security on this mortgage is:

(a) land, buildings and equipment;
(b) limited personal guarantees each in the amount of $100,000 from each of Ray English and Danny English;
(c) $448,000 corporate guarantee from Raydan Transport Ltd., an affiliated company (see note 2); and
(d) an assignment of leases and rents.

8. **ADVANCES FROM AFFILIATED COMPANY** (see also note 2)

This loan is non-interest bearing and has no fixed repayment terms. Although this loan is of a demand nature, the companies have agreed that the balance will not be materially reduced during the next fiscal year and accordingly the loan has been classified as a long term liability. Although the loan is non-interest bearing, the company pays a portion of the interest on a joint line of credit with the affiliated company, which is recorded as a liability of the affiliated company.

9. INCORPORATION

The company was incorporated under the Alberta Business Corporations Act on March 27, 1992. On May 1, 1997 the majority-owner parent company, Raydan Transport Ltd., sold its shares in Raydan Manufacturing Ltd. to two of the other shareholders resulting in those shareholders collectively owning 100% of the voting shares.

10. INCOME TAXES

In the current year the company elected to utilize $46,625 (prior year $62,736) of its non-capital losses carried forward. This resulted in an income tax savings of approximately $9,000 (prior year $12,000).

As at year end, the company has remaining non-capital losses carried forward on a tax-filing basis of $86,249. These losses are available to reduce future taxable income until April 30, 2002.

11. COMMITMENT

The company entered into lease agreements to rent additional space until August 31, 1998 and June 30, 1999 with minimum monthly rental charges of $1,680 and $1,808 respectively. Future minimum lease payments due over the next years are approximately as follows:

1999	$ 28,415
2000	3,616
	$ 32,031

12. CONTINGENT LIABILITIES

The company is contingently liable for the portion of joint bank loans and joint line of credit with the affiliated company, Raydan Transport Ltd. which is recorded as a debt of the affiliated company. As at year end the balances were $789,850 and $1,195,419 respectively.

A customer has taken an action against the company to recover damages in the amount of $20,000 that are alleged to have occurred as a result of improper repair work completed on one of the customer's vehicles. The matter is scheduled for trial in November, 1998. Management is of the opinion that the customer's claim will result in an out-of-court settlement of approximately $5,000. No provision for this estimate has been provided for in the financial statements.

13. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Raydan Manufacturing
BALANCE SHEET September 30, 1998

ASSETS

CURRENT ASSETS	
Accounts Receivable	369,007.91
Allowance for Doubtful Acc	35, 514.53
Accounts Receivable - Other	6,134.68
Work in Progress	14,850.00
Advances Receivable	3,200.00
Parts Inventory	169,043.52
Raw Materials	17,341.47
Welding Shop Inventory	6,137.16
Inventory Air Link	229,486.92
Inventory Easy Sliders	16,358.96
Deposits	31,663.00
Raydan Transport Receivables	44.48
Consigned Units AL	6,835.00
Shop Petty Cash	(381.06)
Welding Shop - Petty Cash	26.14
Development Costs	121,268.01
Marketing/Financing	113,073.17
SRED ITC's Refunded	(5,919.00)
A/D - Dfd. Development Cos	(32,357.00)
USA Marketing Development	105,000.00
A/D - USA Marketing Dev Co	(19,250.00)
US$ Exchange	47,137.47
Deferred Expenses -Busin	21,500.00
	405,991.00
FIXED ASSETS	
Automobile	76,461.40
Accua Depn' Auto	(35,425.00)
Electrical Sign	1,840.37
Accum Depn' - Sign	(1,311.00)
L/H Improv - Repair Shop	17,910.41
Accua Depn' L/H Improv. Re	(3,281.00)
Shop Equipment	9,690.36
Accua Dep'n Shop Equipment	(5,265.00)
Office Equipment	25,808.41
Accua Depn' Office Equip	(16,656.00)
Welding Shop Equipments	46,682.10
Accua Depn' Welding Shop E	(11,370.00)
Leasehold Improv. - Weldin	31,083.73
Accua Depn' - L/H Improv.	(11,915.00)
Edmonton Shop Equipments	16,239.93
Accua Depn' Edmonton Shop	(2,795.00)
Leasehold Improv. - Edmont	9,012.30
Accua Depn' - L/H Improv.	(1,651.00)
Display Trailer	13,932.90
Accua Depn' Display Traile	(11,410.00)
Display Units	38,034.00
Accua Depn' Outside Displa	(16,008.00)
Moulds	2,350.00
Accua Depn' Moulds	(2,350.00)
TOTAL FIXED ASSETS	169,608.91
	1,425,324.00

LIABILITIES

		TOTAL CURRENT ASSETS
CURRENT LIABILITIES		
Accounts Payable		370,517.81
Accrued Liabilities		12,521.70
Vacation Payable		4,102.30
Deferred Income Taxes		17,798.00
EI Payable	1,113.14	
CPP Payable	971.10	
Income Tax Payable	4,831.75	
Receiver General Payable		6,915.99
WCB Payable		3,057.57
GST Charged On Sales	17,938.73	
GST Paid On Purchases	(17,763.72)	
GST Owing (Refund)		175.01
TOTAL CURRENT LIABILITIES		**415,088.38**
LONG TERM LIABILITIES		
B Of M 1036-499 Interco		827,436.96
B Of M - Payroll		24,777.34
Bank D Royal Bank Visa		(2,490.00)
B Of M 6015-163		164,200.00
Ford Credit 751.25		13,124.15
Shareholders' Loans		(526.00)
TOTAL LONG TERM LIABILITY		**1,026,522.50**
TOTAL LIABILITIES		1,441,610.80
EQUITY		
EARNINGS		
Share Capital		934.00
Retained Earnings		41,197.04
Current Earnings		(58,417.60)
TOTAL EARNINGS		(16,286.56)
TOTAL EQUITY		**(16,286.56)**
LIABILITIES AND EQUITY		1,425,324.00

RAYDAN MANUFACTURING

INCOME STATEMENT MAY 1,1998 TO SEPT. 30,1998

REVENUE		EXPENSE		EXPENSE	
REVENUE		DIRECT MANUFACTURING COSTS		ADMINISTRATIVE COSTS	
Easy Slider	$ 2,549.60	Easy Slider - Parts	$ 1,698.80	Advertising & Promotion	$ 1,865.69
Air Link	471,811.41	Easy Slider - Labour	110.00	Office	9,175.01
Labour - T & T Repair	206,144.12	Easy Slider - Misc..	506.42	Miscellaneous Overhead	10,126.93
Parts - T & T Repair	271,311.52	Air Link - Parts	229,211.94	Courier	169.80
Labour T&T Repair Interco	55,224.00	Air Link - Misce.	12,099.92	Postage	133.72
Parts T&T Repair Interco	109,196.62	Coveralls	2,942.04	Telephone	6,874.49
Parts Stocking Charges - 1	31,829.40	Shop Supplies	18,483.70	Accommodation	1,227.34
Labour - Welding Shop	4,258.80	Resale Parts	195,971.77	Travel	3,050.60
Parts - Welding Shop	3,020.24	Stock Parts	98,178.24	Meals & Entertainment	4,590.12
Labour - Unit #505	19,709.77	Freight	1,322.93	Wages - Admin. & Accounting	17,000.00
Parts - Unit #505	10,812.21	Shop Maintenace	2,642.09	Insurance	3,060.63
Edmonton Shop	48,355.94	Warranty Work	9,509.66	Administrative Consulting	5,000.00
TOTAL REVENUE	$ 1,234,023.63	Equipment Lease & Rental	5,443.70	Marketing - misc.. Expense	53,716.33
		Wages - Parts Dept.	53,003.57	Marketing - Meals & Entert.	9,112.78
		Welding Shop - Wages	22,495.95	Marketing - Salaries	18,340.00
TOTAL REVENUE	$ 1,234,023.63	Welding Shop - Parts/Suppl	9,841.34	Bank Charges	1,642.02
		Welding Shop - Expenses	19,731.53	Interest On Op. Loan	21,488.15
		Edmonton Shop - Wages	37,361.86	Interest On Long Term Debt	6,300.77
		Edmonton Shop - Parts/Suppl	16,564.25	Gas & Oil	13,860.71
		Edmonton Shop - Expenses	15,041.04	Vehicle Repair	7,772.25
		Unit 505 - Expenses	8,346.69	Licenses	381.00
		EI Payable	15,641.06	Permits	406.54
		CPP Expense	12,154.09	Credit Cards Discount & Ch	2,006.82
		WCB Expense	6,704.21	Rent	17,500.00
		Alberta Health Care	5,984.00	Utilities	2,574.00
		Group Insurance	17,624.51	Royalties A/L	15,546.80
		Mechanics Wages	144,557.91	Royalties E/S	119.00
		Wages - Shop	24,335.79	Engineering Costs	31,365.72
		TOTAL DIRECT COSTS	$ 987,309.01	Quality Control Cost	3,430.00
				Depreciation	19,030.00
				Amortization - Dfd Develop	18,265.00
				TOTAL ADMINISTRATION	$ 305,132.22
				INCOME TAXES	
				TOTAL TAXES	$ -
				TOTAL EXPENSE	$ 1,292,441.23
				INCOME	$ (58,417.60)

SCHEDULE "A" - SUBSCRIPTION AGREEMENT

RAYDAN MANUFACTURING INC. (the "Corporation")

SUBSCRIPTION AGREEMENT FACE PAGE
(British Columbia or Alberta Subscribers)

PARTICULARS OF SUBSCRIPTION

1. **Subscription Date:** the date upon which this agreement is received duly executed with subscription funds by the Corporation.
2. **Subscription Price:** $0.80 per Unit
3. **Subscribed Number of Units:** 5000
4. **Total Subscription Price:** $4000.00

PARTICULARS OF SUBSCRIBER

Individual

DON HODGE
Full Name

5004A 50 ST
Residential Address

BEAUMONT AB. T4X-1L6
City Province Postal Code

403-929-6323
Telephone Telecopier

450-992-300
Social Insurance Number

Corporation

Full Corporate Name

Head Office Address

City Province Postal Code

Contact Person

Telephone Telecopier

Revenue Canada Corporation Number

Registration Instructions

Name

Account reference, if applicable

Delivery Instructions:

Address

Account reference, if applicable

Contact Person

Telephone Telecopier

PARTICULARS OF BENEFICIAL SUBSCRIBER (IF NOT THE SAME AS SUBSCRIBER)

Individual

Full Name

Residential Address

City Province Postal Code

Telephone Telecopier

Social Insurance Number

Corporation

Full Corporate Name

Head Office Address

City Province Postal Code

Contact Person

Telephone Telecopier

Revenue Canada Corporation

NOTE: THE SUBSCRIBER MUST PROVIDE THE INFORMATION REQUESTED ON THE FACE PAGE AND SIGN THE SUBSCRIPTION AGREEMENT WHERE INDICATED. RESIDENTS OF BRITISH COLUMBIA MUST ALSO COMPLETE AND SIGN A FORM 20A(IP) OR FORM 20A(NIP), AS APPLICABLE.

The Units may not be purchased pursuant to this subscription agreement by residents of the United States or residents of Canada other than residents of the Provinces of British Columbia or Alberta.

SUBSCRIPTION FOR UNITS

TO: **RAYDAN MANUFACTURING INC.**
(the "Corporation")

Subscription for Common Shares

1. The undersigned (hereinafter referred to as the "undersigned" or "Subscriber") hereby irrevocably, subject to Section 5 hereof, subscribes for ____________________ units (the "Units") of the Corporation at a subscription price of $0.80 (Canadian) per Unit. Each Unit is comprised of one common share (a "Common Share") in the capital of the Corporation and one-half of one Common Share purchase warrant (a "Warrant") of the Corporation. Each whole Warrant shall entitle the holder to purchase one additional Common Share (a "Warrant Share") at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of this Offering.

2. The undersigned acknowledges that the Units subscribed for by the undersigned form part of a larger sale of a minimum of 1,562,500 and a maximum of 4,375,000 Units.

Representations, Warranties and Covenants of the Subscriber

3. By executing this Subscription Agreement, the undersigned acknowledges, represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) that:

(1) it has been independently advised as to restrictions with respect to trading in the Common Shares and Warrants comprising the Units imposed by applicable securities legislation in the jurisdiction in which it resides, confirms that no representation has been made to it by or on behalf of the Corporation with respect thereto, acknowledges that it is aware of the characteristics of the Units, the risks relating to an investment therein and of the fact that it may not be able to resell the Units except in accordance with limited exemptions under applicable securities legislation and regulatory policy;

(2) it has received a copy of the Offering Memorandum of the Corporation accompanying this Subscription Agreement with respect to the offering of the Units (the "Private Placement Memorandum") and it has not received, nor has it requested, nor does it have any need to receive any other document describing the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Units and it has not become aware of any advertisement with respect to the distribution of the Units;

(3) that the Units are not being purchased with knowledge of any material fact about the Corporation which is not contained in the Private Placement Memorandum that it has relied solely upon the Private Placement Memorandum relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation;

(4) the Subscriber is a resident at the place indicated as the "Subscriber's Address" below;

(5) if the Subscriber is purchasing the Units under the exemption contained in Section 74(2)(4) of the *Securities Act* (British Columbia) or Section 107(1)(d) of the *Securities Act* (Alberta); then

(1) if the Subscriber is purchasing the Units as principal, the Subscriber is purchasing the Units as principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Units; and

(1) if the Subscriber is an individual, then if and when issued, the Units subscribed for will have an aggregate acquisition cost to the Subscriber of not less than $97,000 and, if the Subscriber is a resident of British Columbia, then the Subscriber has completed and executed a Form 20A(IP) in the form attached as Schedule "B" and each of the statements made in such Form 20A(IP) submitted by the Subscriber with this Subscription Agreement are true and correct; or

(2) if the Subscriber is a corporation or a syndicate, partnership or other form of unincorporated organization, then the Subscriber was not created solely for the purpose of subscribing for Units under this exemption or, if the Subscriber was created solely for the purpose of subscribing for Units under this exemption, then if and when the Units subscribed for are issued, the individual share of the aggregate acquisition cost of the Units to each member or shareholder of the Subscriber will be not less than $97,000 and each such member or shareholder is a resident of the Province of the Subscriber's Address set out below;

(2) if the Subscriber is not purchasing the Units as principal:

(1) it is duly authorized to enter into a Subscription Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser;

(2) it acknowledges that Corporation is required by law to disclose, on a confidential basis, to certain regulatory authorities, the identity of each beneficial purchaser of Units for whom it may be acting; each beneficial purchaser is a resident of the Province of the Subscriber's Address set out below and: (a) in the case of a Subscriber resident in British Columbia, it is a trust company or an insurer purchasing as agent or trustee for accounts that are fully managed by it, or it is a portfolio manager purchasing as agent for accounts that are fully managed by it or (b) in the case of a Subscriber resident in Alberta it is trading for accounts fully managed by it and is a trust corporation trading as a trustee or an agent, a portfolio manager trading as an agent, or a person or company trading as an agent that, except for an exemption under the *Securities Act* (Alberta) or the regulations thereunder, is required to be registered as a portfolio manager;

(6) (1) if the Subscriber is purchasing the Units under the exemption contained in section 128(a), 128(b) or 128(c) of the *Securities Rules* (British Columbia), the Subscriber has completed and executed a Form 20A(IP) or Form 20A(NIP), as applicable, in the form attached as Schedules "B" and "C" and each of the statements made in Form 20A(IP) or Form 20A(NIP), as the case may be, submitted by the Subscriber with this Subscription Agreement are true and correct; and

(2) if the Subscriber is purchasing the Units under the exemption contained in section 128(b) or 128(c) of the *Securities Rules* (British Columbia) and the Subscriber is a corporation or a syndicate, partnership or other form of unincorporated organization, then the Subscriber was not created solely for the purpose of subscribing for Units under this exemption or, if the Subscriber was created solely for the purpose of subscribing for Units under this exemption, then if and when the Units subscribed for are issued, the individual share of the aggregate acquisition cost of the Units to each member or shareholder of the Subscriber will be not less than $25,000 and each such member or shareholder is a resident of the Province of the Subscriber's Address set out below;

(7) if the Subscriber is purchasing the Units under the exemption contained in section 107(1)(p) of the *Securities Act* (Alberta), then:

(1) if the Subscriber is a corporation or a syndicate, partnership or other form of unincorporated organization, then (a) the Subscriber was not created solely for the purpose of subscribing for Units under this exemption, or (b) is a pension plan, or (c) is a group of pension plans under common management, or (d) is an organization of members of a family fund formed to make investments of family funds, or (e) is a testamentary trust or estate, or (f) is an organization which has primary ongoing business activities other than investing in securities; ie. law, accounting or investment firms; or (g) is a mutual fund other than a private mutual fund within the meaning of section 1(q)(i) of the *Securities Act* (Alberta) ie. investment clubs;

(2) the Subscriber is purchasing the Units as principal;

(3) the Subscriber hereby acknowledges that the Subscriber is purchasing the Units pursuant to an exemption under the *Securities Act* (Alberta) and as a consequence:

(1) the Subscriber is restricted from using most of the civil remedies available under securities legislation;

(2) the Subscriber may not receive information that would otherwise be required to be provided to the Subscriber under securities legislation; and

(3) the Corporation is relieved from certain obligations that would otherwise apply under securities legislation; and

(4) the Subscriber has the investment acumen to assess the offering of the Units as a result of:

(1) the Subscriber's net worth and previous business or investment experience, or

(2) advice that the Subscriber received on this investment that was:

1. independent advice obtained from a registered adviser or an adviser exempted from registration under section 64 of the *Securities Act* (Alberta); and

2. not obtained from a promoter of Corporation.

(8) if an individual, he/she is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(9) if the Subscriber sells the Units it will comply with the securities legislation of the jurisdiction within which such Subscriber and the person to whom such Subscriber sells the Units resides;

(10) as the Units are subject to resale restrictions under applicable securities legislation and policies, the Subscriber, or in the case of a purchase by the Subscriber acting as agent for a disclosed principal, each beneficial subscriber, shall comply with all relevant securities legislation and policies concerning any resale of the Units and shall consult with its own legal advisors with respect to such compliance;

(11) the Subscriber (or, if applicable, others for whom it is contracting hereunder) will execute and deliver within the applicable time periods all documentation as may be required by applicable Canadian securities legislation and regulations to permit the purchase of the Units on the terms herein set forth;

(12) if required by applicable securities legislation, policy or order of a securities regulatory authority, or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issuance of the Units;

(13) the Subscriber, whether acting as principal, trustee or agent, is neither a United States person (as defined in Rule 902(o) of Regulation S promulgated under the United States Securities Act of 1933) nor purchasing the Units for the account of a United States person or for resale in the United States;

(14) the Subscriber is capable of assessing the proposed investment as a result of the Subscriber's financial or investment experience and is able to bear the economic loss of its investment;

(15) the Subscriber (or others for whom it is contracting hereunder) has been advised to consult its own legal advisors with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible (and neither the Corporation nor the Agent is in any way responsible) for compliance with applicable resale restrictions;

(16) the Subscriber, if a resident of British Columbia, acknowledges being advised that the Subscriber must file with the British Columbia Securities Commission a report in the form attached to the Blanket Order #95/17 of the British Columbia Securities Commission (the "Initial Trade Report") or the report required under the laws of the jurisdiction in which the Company carries on business or in which the Company is incorporated, organized or continued provided that the report requires substantially the same information as required in the Initial Trade Report (the "Purchaser's Report") such as set forth as Schedule "D", within ten days of the initial trade of the Units by the Subscriber. Where the Subscriber has filed an Initial Trade Report or the Purchaser's Report, the Subscriber is not required to file a further report in respect of additional trades of securities acquired on the same date and under the same exemption as the security which is the subject of the Initial Trade Report or the Purchaser's Report; and

(17) the Subscriber, if a resident of Alberta, acknowledges being advised that the Subscriber must file with the Alberta Securities Commission a report on Form 21, as set forth as Schedule "D", within 10 days of each trade of all or any part of the Units.

Reliance Upon Representations, Warranties and Covenants

4. The Subscriber acknowledges that the foregoing representations and warranties are made by it with the intent that they may be relied upon by the Corporation in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Units under relevant securities legislation. The Subscriber further agrees that by accepting the Units subscribed for pursuant hereto, at the Closing Time (as hereinafter defined), it shall be representing and warranting that the foregoing representations and warranties are true as at the Closing Time with the same force and effect as if they had been made by it as at the Closing Time and will survive the completion of the sale of such Units. The Corporation shall be entitled to rely on the representations and warranties of the Subscriber contained hereto and the Subscriber shall indemnify and hold harmless the Corporation for any losses, claims, costs, expenses, damages or liabilities it may suffer or incur which are caused by or arise from, directly or indirectly, it's reliance thereon.

Waiver

5. To the extent permitted by law, the undersigned expressly waives and releases the Corporation from all rights of withdrawal to which it might otherwise be entitled pursuant to section 83(3) of the *Securities Act* (British Columbia) or section 106(1) of the *Securities Act* (Alberta).

Sales Commissions

6. The Subscriber acknowledges that the Corporation may pay commissions for the sale of Units of not greater than 10% of the gross proceeds of the Offering to registered securities dealers or other parties that are entitled to receive such commissions under applicable law. No commissions or other compensation is payable by the Corporation in connection with the offer or sale of the Units by directors, officers or employees of the Corporation, or their respective affiliates.

Closing

7. Provided the minium Offering is subscribed for, the sale of the Units will be completed at the offices of the Corporation in Nisku at 10:00 a.m. (Nisku time), (the "Closing Time") on December 15, 1998 (the "Closing Date"), and/or such other place, time or date as the Corporation may determine.

8. The undersigned agrees to deliver to the Corporation: (a) this duly completed and executed Subscription Agreement, (b) a certified cheque or bank draft payable to the Corporation or Ogilvie and Company for the aggregate subscription price of the Units subscribed for under this Subscription Agreement or payment of the same amount in such other manner as is acceptable to the Corporation and (c) such other documents as the Corporation may require (including a British Columbia Form 20A(IP) or Form 20A(NIP), as applicable.

9. This executed Subscription Agreement is open for acceptance in whole or in part by the Corporation. Confirmation of acceptance or rejection of a subscription will be forwarded to the Subscriber promptly after acceptance or rejection has been made. If this subscription is rejected in whole and if the Subscriber has delivered a certified cheque or bank draft representing the subscription price for the Units subscribed for hereunder, then such cheque or bank draft will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part and the Subscriber has delivered a certified cheque or bank draft as aforesaid, a cheque representing the portion of the subscription price for the portion of the Subscriber's subscription for Units which is not accepted will be promptly returned to the Subscriber without interest or deduction.

Costs

10. The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements or any special counsel retained by the Subscriber) relating to the sale of the Units to the Subscriber shall be borne by the Subscriber.

General

11. This Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

12. The Corporation shall be entitled to rely on delivery of facsimile copies of executed subscriptions, and acceptance by the Corporation of such facsimile subscriptions shall be legally effective to create a valid and binding agreement between the undersigned and the Corporation in accordance with the terms hereof.

13. The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Time shall be of the essence hereof.

14. All dollar amounts referred to herein are references to Canadian dollars.

15. Neither this Subscription Agreement nor any interest herein nor any of the rights arising hereunder may be assigned or transferred by the Subscriber in any manner, except with the prior written consent of the Corporation. Subject to the foregoing, this Subscription Agreement shall enure to the benefit of and be binding upon the heirs, executors, successors and permitted assigns of the Subscriber and on the successors and assigns of the Corporation.

16. The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

17. The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

18. This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreement relating to the subject matter hereof except as stated or referred to herein.

DATED at the City of ________________ in the Province of ______________________, this _________day of ______________________ ,1998.

(Name of Subscriber - please print)

By: ____
(Authorized Signature)

____
(Official Capacity or Title, if applicable - please print)

____
(Please print name of individual whose signature appears above if different than the name of the subscriber printed above.)

ACCEPTANCE

RAYDAN MANUFACTURING INC. hereby accepts the above subscription as of this _____ day of________________________, 1998.

RAYDAN MANUFACTURING INC.

Per: ____

SCHEDULE "B"
FORM 20A
Securities Act

ACKNOWLEDGEMENT AND UNDERTAKING

THIS FORM MUST BE COMPLETED BY ALL BRITISH COLUMBIA SUBSCRIBERS

THIS IS THE FORM REQUIRED UNDER SECTION 135 OF THE RULES AND, IF APPLICABLE, BY AN ORDER ISSUED UNDER SECTION 59 OF THE *SECURITIES ACT*

FORM 20A (IP)
Securities Act

ACKNOWLEDGMENT OF INDIVIDUAL PURCHASER

1. ______________________________ (the "Purchaser") has agreed to purchase from Raydan Manufacturing Inc. (the "Issuer") _______________ Units at $0.80 per Unit. The Units are hereinafter referred to as the "Securities" of the Issuer. Each Unit is comprised of one common share (a "Common Share") in the capital of the Corporation and one-half of one Common Share purchase warrant (a "Warrant") of the Corporation. Each whole Warrant shall entitle the holder to purchase one additional Common Share (a "Warrant Share") at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of this Offering.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I [*circle one*] <u>have / have not</u> received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

    1. no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

    2. there is no government or other insurance covering the Securities, **AND**

    3. I may lose all of my investment, **AND**

    4. there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

    5. I <u>will not</u> receive a prospectus that the *British Columbia Securities Act* (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

    6. because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

    7. the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: [*circle one*]

    1. I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

2. my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

3. my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

4. I am registered under the Act, **OR**

5. I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

6. I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

7. I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to a person ______________________________
[Name of Registered Person]
(the "Registered Person") who has advised me that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: [*circle one*]

1. of my financial, business or investment experience, **OR**

2. I have received advice from a person ______________________________
[Name of Adviser]
(the "Advisor") who has advised me that the Advisor is:

   1. registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

   2. not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED ______________________, 1998.

____
SIGNATURE OF PURCHASER

____
NAME OF PURCHASER

____
ADDRESS OF PURCHASER

____
CITY PROVINCE POSTAL CODE

SCHEDULE "C"
FORM 20A (NIP)
Securities Act
ACKNOWLEDGMENT OF PURCHASER
THAT IS NOT AN INDIVIDUAL

1. ______________________________ (the "Purchaser") has agreed to purchase from Raydan Manufacturing Inc. (the "Issuer") _______________ Units at $0.80 per Unit. The Units are hereinafter referred to as the "Securities" of the Issuer. Each Unit is comprised of one common share (a "Common Share") in the capital of the Corporation and one-half of one Common Share purchase warrant (a "Warrant") of the Corporation. Each whole Warrant shall entitle the holder to purchase one additional Common Share (a "Warrant Share") at a price of $0.80, exercisable on or before the end of the ninth month following the initial closing date of this Offering.

2. The Purchaser is purchasing the Securities as principal, or is a trust company, insurer or portfolio manager acting on behalf of fully managed accounts and is deemed to be purchasing as principal under section 55(1) of the British Columbia Securities Act (the "Act").

3. On closing of the agreement of purchase and sale, the Purchaser will be the beneficial owner of the Securities, except where the Purchaser is a trust company, insurer or portfolio manager acting on behalf of fully managed accounts under section 55(1) of the Act.

4. The Purchaser [*circle one*] has / has not received an offering memorandum describing the Issuer and the Securities.

5. The Purchaser acknowledges that:

(1) the securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

(2) there is no government or other insurance covering the Securities, AND

(3) the Purchaser may lose all of its investment, AND

(4) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities, AND

(5) the Purchaser will not receive a prospectus that the Act would otherwise require be given to the Purchaser because the Issuer has advised the Purchaser that the Issuer is relying on a prospectus exemption, AND

(6) because the Purchaser is not purchasing the Securities under a prospectus, the Purchaser will not have the civil remedies that would otherwise be available to the Purchaser, AND

(7) the Issuer has advised the Purchaser that the Issuer is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 6(b), and as a result the Purchaser does not have the benefit of any protection that might have been available to the Purchaser by having a dealer act on the Purchaser's behalf.

6. The Purchaser acknowledges that: [*circle one*]

(1) it is a "sophisticated purchaser" as described in paragraph 2 in the attached Appendix A [*circle the*

applicable subparagraph in paragraph 2 in Appendix A]; OR

(2) the Securities were purchased under section 128(c) ($25,000 - registrant required) of the Rules and an authorized signatory of the Purchaser has spoken to a person ______________________
[Name of Registered Person]
(the "Registered Person") who has advised the authorized signatory that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for the Purchaser; OR

(3) the Purchaser is a corporation, all the voting securities of which are beneficially owned by one or more of:

(1) a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(2) a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(3) a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

7. If the Purchaser is referred to in paragraph 6(a), the Purchaser acknowledges that, on the basis of information about the Securities furnished by the Issuer, the Purchaser is able to evaluate the risks and merits of the Securities because: [*circle one*]

(1) of the financial, business or investment experience of the Purchaser, OR

(2) the Purchaser has received advice from a person ________________________________
[Name of Adviser]

(the "Adviser") who has advised the Purchaser that the Adviser is:

(1) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(2) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED ________________________________, 1998.

____
SIGNATURE of Authorized Signatory of Purchaser

____
NAME and OFFICE of Authorized Signatory of Purchaser

NAME OF PURCHASER

ADDRESS OF PURCHASER

CITY PROVINCE POSTAL CODE

Please turn to Appendix A, which is attached to and forms a part of this Form 20A(NIP).

APPENDIX A TO FORM 20A (NIP)

[*Circle the applicable subparagraph in paragraph 2*]

"Sophisticated purchaser" means a purchaser that, in connection with a distribution, gives an acknowledgment under section 135 of the Rules to the Issuer, where the Issuer does not believe, and has no reasonable grounds to believe, that the acknowledgment is false, acknowledging both that:

1. The purchaser is able, on the basis of information about the investment furnished by the Issuer, to evaluate the risks and merits of the prospective investment because of:

   (a) the purchaser's financial, business or investment experience, OR

   (b) advice the purchaser receives from a person who is registered to advise, or is exempted from the requirement to be registered to advise, in respect of the security that is the subject of the trade (the "Security") and who is not an insider of, or in a special relationship with, the Issuer of the Security; AND

2. the purchaser is one of the following: [*circle one*]

   (a) a person registered under the Securities Act, OR

   (b) an individual who:

      (i) has a net worth, or net worth jointly with the individual's spouse, at the date of the agreement of purchase and sale of the Security, of not less than $400,000, OR

      (ii) has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year:

         - annual net income before tax of not less than $75,000, OR

         - annual net income before tax, jointly with the individual's spouse, of not less than $125,000; OR

   (c) a corporation, partnership or trust that:

      (i) has net assets of not less than $400,000, OR

      (ii) has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year, net income before tax of not less than $125,000, OR

   (d) a corporation in which all of the voting shares are beneficially owned by sophisticated purchasers or of which the majority of the directors are sophisticated purchasers, OR

   (e) a general partnership, in which all of the partners are sophisticated purchasers, OR

   (f) a limited partnership, in which a majority of the general partners are sophisticated purchasers, OR

   (g) a trust in which all of the beneficiaries are sophisticated purchasers or the majority of the trustees are sophisticated purchasers.

SCHEDULE "D"
FORM 21
The Securities Act

REPORT UNDER SECTION 109 OF THE SECURITIES ACT OF A FIRST TRADE IN SECURITIES PREVIOUSLY ACQUIRED UNDER SECTION 107 (1) (a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (z) OF THE ACT OR SECTION 122(b) or (d) OF THE SECURITIES REGULATION.

REPORT UNDER SECTION 109.1 OF THE SECURITIES ACT OF A FIRST TRADE IN SECURITIES PREVIOUSLY ACQUIRED UNDER SECTION 107(1)(f)(iii) OF THE ACT IN THE CIRCUMSTANCES DESCRIBED IN SECTION 109.1 OF THE ACT.

1. Full name and address of Vendor____

____

2. Full name and address of the reporting issuer whose securities were traded.

____

3. Describe the securities that have been sold pursuant to section 109 or 109.1 of the Act and how those securities were acquired, when they were acquired, when they were sold and particulars of the sale price.

Column 1	Column 2	Column 3	Column 4	Column 5
Amount, Description Number and Designation of Securities	Exemption Pursuant to Which Securities Were Acquired	Date of Acquisition of Securities	Date of Sale of Securities	Sale Price

4. State which subclauses of section 109(3) of the Act are relied on by the Vendor

<u>Section 109 (3)( )</u>

____

5. Full name and address of the party from whom the Vendor acquired the securities.

____

6. CERTIFICATE OF VENDOR

The undersigned Vendor hereby certifies that the information given in this report relating to the Vendor is true and that to the best of the Vendor's information and belief:

a. the information given in this report relating to any other party is true.

(i) no unusual effort has been made to prepare the market or create a demand for the securities, and

(ii) no extraordinary commission or consideration has been or has been agreed to be paid in respect of the trade covered by this report, and

b. the trade to which this report relates is a bona fide and arm's length transaction.

DATED at the City of ______________ ____________________________________
(name of vendor or agent - please print)

this _______ **day of** ____________________

____

199___. (signature)

____
(official capacity - please print)

____
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above).

03 AUG 20 AM 7:21

VALUATION REPORT

Raydan Manufacturing Inc.

Nisku, Alberta

November 12, 1998

EVANS & EVANS, INC.

VALUATION REPORT
RAYDAN MANUFACTURING INC.

TABLE OF CONTENTS

	Page
1.0 BACKGROUND	1
1.1 Background of the Assignment	1
1.2 Background of the Company and the Technology	2
2.0 SCOPE OF VALUATION REVIEW	2
3.0 ASSUMPTIONS	4
4.0 DEFINITION OF FAIR MARKET VALUE	5
5.0 BUSINESS OVERVIEW	6
5.1 Technology	6
5.2 Material Contracts	7
5.3 Marketing Plan	8
5.4 Management	9
6.0 INDUSTRY OVERVIEW	10
6.1 The Market	10
6.2 Competition	12
6.3 Barriers to Entry	13
7.0 REVIEW OF FINANCIAL POSITION	13
7.1 Balance Sheet	13
7.2 Income Statement	15
8.0 FINANCIAL PROJECTIONS	16
9.0 VALUATION METHODOLGIES	18
10.0 DISCOUNTED CASH FLOW APPROACH	19
10.1 Discount Rate Selection Factors	19
10.2 Cash Flow Projections	21
11.0 RELIEF FROM ROYALTY APPROACH	21
12.0 CONFIRMATION ANALYSIS	22
12.1 Comparable Transactions and Comparable Companies	22
13.0 VALUATION CONCLUSIONS	22
14.0 RESTRICTIONS AND CONDITIONS	23
15.0 STATEMENT OF INDEPENDENCE	23
16.0 QUALIFICATIONS	23
17.0 SCHEDULES	25

1.0 BACKGROUND

1.1 Background of the Assignment

Evans & Evans, Inc. ("Evans & Evans" or "the authors of the Report") understands that Raydan Manufacturing Inc. ("Raydan" or the "Company") wishes to disclose its Air Link Suspension technology ("Air Link" or the "Technology") at fair market value in its financial statements. Accordingly, Raydan has instructed Evans & Evans to prepare a Valuation Report (the "Report") to provide independent supporting evidence of the fair market value of the Technology in order to disclose this value in the financial statements.

Given the early commercialization stage of the Technology (i.e., limited historic and current levels of revenues), the authors of the Report deemed it appropriate to value the Technology using projected financial data.

As Evans & Evans has relied extensively on information, materials and representations provided to us by the Company's management and associated representatives, the authors of the Report will require that management of the Company confirm to Evans & Evans in writing that it has reviewed the Report in detail and that the information and Raydan management's representations contained in the Report are accurate, correct and complete and that there are no material omissions of information that would affect the conclusions contained in the Report. Evans & Evans, its staff, associates and directors, will not assume any responsibility or liability for losses incurred by the Company or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereto, as well as to the use of the Report, or its use contrary to the provisions of this section of the Report.

Evans & Evans reserves the right to review all calculations included or referred to in the Report and, if Evans & Evans considers it necessary, to revise the Report in the light of any information existing at the Valuation Date which becomes known to the authors of the Report after the date of the Report.

For the purpose of this Report, the valuation date is September 30, 1998 (the "Valuation Date").

The Report has been prepared for Raydan and may not be relied upon by any other person or entity other than those defined in the Engagement Letter.

All dollar amounts referred to in this report are in Canadian currency unless otherwise indicated.

1.2 Background of the Company and the Technology

Raydan is a private company co-founded in 1992 by Mr. Ray English, President, and Mr. Dan English, Secretary-Treasurer. Both are directors of the Company with each owning fifty per cent of the voting shares. The balance of the outstanding shares are non-voting and are equally owned by Mr. Christopher English, Ms. Margaret Joan Richardson, and Mr. John Cook.

Raydan was incorporated specifically to develop, manufacture and market two patented products, the "Air Link" suspension system and the "Easy Slider" sliding kingpin assembly system. Raydan entered into Licensing Agreements with both the inventors of the Air Link and Easy Slider. Though there have been over 360 unit sales of Easy Slider to date, Raydan is currently focusing on full commercialization of the Air Link system due to its market potential.

Raydan manufactures the Air Link system and then distributes and sells it mainly throughout North America, with 90% of the sales to the United States. To date Raydan has placed or sold over 800 Air Link systems. It currently manufactures approximately fifty suspensions per month, which is near capacity. As of January 1999, it will relocate to its new plant, which will be capable of mass production.

Air Link is an air ride walking beam drive or tandem-steer axle suspension system built for heavy trucks, cranes and severe service vehicles able to replace spring or rubber block type systems and other air ride suspensions. Raydan received the 1995 Crystal Award from Construction Equipment Magazine for Air Link as one of the Top 100 New Products in the United States. The National Research Council of Canada concluded that the Air Link suspension system is equal in road ride smoothness to other air ride systems which maintains the roll stability equal to "off-road' suspensions. As well, Air Link has minimal maintenance costs, based on past sales with virtually no warranty claims, as compared to conventional suspension systems.

The Original Equipment Manufacturers ("OEM") market, whereby the suspension is factory installed on the assembly line, is starting to develop for Air Link with two large crane manufacturers as well as with a large truck manufacturer. As well, tests are being done with the U.S. Military and its affiliates for possible retrofit to a modern suspension system.

2.0 SCOPE OF VALUATION REVIEW

In reaching its opinion the authors of the Report have relied on the following:

- A site visit and tour of the Company's operating facilities in Nisku on September 30, 1998, and October 13, 1998.

- A corporate package containing a business planning document, resumes of Raydan management, a draft Offering Memorandum, and a corporate profile prepared in 1998.
- Financial statements, management-prepared and audited, that included;
  - Interim financial statements for the 3 months ended July 31, 1998, 5 months ended September 30, 1998, and year ended April 30, 1998, as prepared by management.
  - Unaudited financial statements for the fiscal periods ended April 30, 1998, 1997, 1996, and July 31, 1995 (prepared by Luchak & Wright, Chartered Accountants, of Leduc, Alberta) and for the fiscal period ended July 31, 1994 (as prepared by Allison Krull, Chartered Accountants, of Edmonton, Alberta).
  - Unaudited financial statements for Raydan Transport Ltd. ("Transport"), an affiliated company, for the fiscal periods ended April 30, 1998, 1997, 1996, and 1995, prepared by Luchak & Wright, Chartered Accountants, of Leduc, Alberta.
  - Unaudited financial statements for Transport for the fiscal period ended April 30, 1994 as prepared by Allison Krull, Chartered Accountants, of Edmonton, Alberta.
  - Unaudited Combined financial statements for Raydan and Transport for the fiscal periods ended April 30, 1998 and 1997, prepared by Luchak & Wright, Chartered Accountants, of Leduc, Alberta.
- Certain management-prepared budgets, and sale and financial forecasts, including:
  - Detailed management-prepared budgets for Raydan and Transport for the year ended April 30, 1999, with a breakdown of revenue streams, various cost categories, and general and administrative expenses.
  - Management-prepared projections for Raydan and Transport for the year ended April 30, 1999, with a projected combined cash flow projection, as well individually projected accounts receivables, projected accounts payable, projected long term debt, and projected capital leases.
  - Management-prepared projected unit sales and dollar sales of Air Link for the years ended 1999, 2000, 2001, 2002, and 2003 on low, high and probable scenarios.
  - Management-prepared projected unit sales for a 15-year period.
  - Management-prepared projected maximum production capacity to be reached in five years.
- Management-prepared projected cost reduction in manufacturing Air Link once at full production, and its breakdown on base price upon which the royalty is calculated.

- A variety of corporate and product material, such as: material agreements and contracts, including insurance policies, entered into by Raydan; product information, advertising brochures, and magazine write-up; correspondence relating to potential Air Link system sales, distribution agreements and joint venture arrangements with other parties; and correspondence relating to assessment of Air Link by third parties, including customer testimonials and a report from the National Research Council (Canada).

- Comparison of quarterly revenue to budgeted quarterly revenue for Raydan and Transport on a combined basis for the years ended April 30, 1997, and 1996.

- Land Title Search and a Phase I Environmental Site Assessment of Raydan's property slated for its new production facility.

- Industry data obtained from both primary and secondary market research, including searches of relevant industry publications, databases and online sources.

- Primary market research in the form of discussions with third parties knowledgeable in the trucking industry specifically Class 8 heavy duty trucks, including representatives of industry and trade organizations and publications, industry observers and analysts, and direct participants or competitors in the industry.

- Industry data obtained from secondary research, including searches of relevant U.S. and Canadian trade and industry publications, government reports and statistics, and online databases.

- Certain current and historical public stock market and financial data on comparable publicly traded companies, and other relevant current and relevant historical stock market data.

- General information concerning the economy and financial markets.

Evans & Evans has not carried out any audit procedures on historical expenditures or financial statements. Nor have the authors of the Report examined the financial accounts of the Company. Nor have Evans & Evans audited any expenditure estimates of the Company. Accordingly, the authors' of the Report reliance on the historical financial information and the financial statements is based solely on the representations of management and on those expenditure estimates noted above.

3.0 ASSUMPTIONS

- At the Valuation Date, there were no material contingent liabilities, unusual contractual obligations or substantial commitments other than in the ordinary course of business

against the Company or the technology, and there was no material litigation threatened or pending that would affect our conclusions other than as described in this Report.

- Key management continues to be employed by the Company for the next 24 to 36 months.
- The Company would have available to it adequate working capital and financial resources (as outlined in its projections) so as to implement its business plans over the short-term. Its immediate business plans will be focused on fully commercializing the Technology. To date, the Company has been self-financed with support from its truck and trailer parts and service operations, and from its affiliate, Raydan Transport Inc.
- The Company has provided to the authors of the Report summary documentation supporting that its actual development costs were approximately $330,000 from 1994 to 1998.
- No investigation of the title to the Technology has been made, and the Company's claim to the Technology is assumed to be valid.
- The effective tax rates that the Company will pay on future earnings will be 45%. This is based on the rates that are most likely to be utilized in the foreseeable future.
- There are no tax loss carryovers for the Company.

4.0 DEFINITION OF FAIR MARKET VALUE

In this Report, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash.

With respect to the market for the license of the Intellectual Property there are, in essence, as many "prices" for any asset(s) as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential asset acquisition (or license thereof) in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Based on Evans & Evans' experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor. Also, the management of the Company has not been able to identify to the authors of the Report any specific special purchasers as of the Valuation Date. Accordingly, the authors of the Report have not reflected any special purchaser considerations in the assessments of the indication of value of the Technology.

5.0 BUSINESS OVERVIEW

5.1 Technology

The Air Link – air ride and walking beam – suspension system was first developed by an independent inventor. Under a Licensing Agreement, Raydan was granted exclusive worldwide rights to manufacture and market the product in the U.S., in Canada and in any other jurisdiction in which the invention has been patented. Raydan agreed to pay unto the inventor a licensing fee (royalty) of 5% of the selling price less the cost of supplied components.

At its present stage of development, the Air Link product, with its two standard models, is suitable for a wide variety of applications. It has been installed in Class 8 trucks from straight trucks used in dump, redi-mix, refuse and oilfield service, as well as in tractors for severe service, dump, logging, tanker and oilfield service, and specialty off-highway vehicles such as mobile cranes.

Air Link is the only suspension system that combines air suspension with a walking beam to provide the following advantages over other suspension systems:

- Highest roll stability of air ride suspension.
- Smooth ride for driver for both bobtailing and fully loaded, allowing for lower drive fatigue.
- Two height control valves for balanced level loads.
- Lowest suspension maintenance, due to no maintenance design and few moving parts.
- Protection from cargo and equipment damage.
- Off-highway suitability.
- Superior off-road traction.
- Lowest cost air conversion system due to retrofit and installation time.
- Highest payload capacity.

- Lightest suspension system.
- Longer equipment life.
- Ability to travel without air.

These advantages have been verified through a variety of sources including a report prepared by the National Research Council (Canada), testimonials from customers of Raydan, and by the Top 100 New Products Award from Construction Equipment magazine.

5.2 Material Contracts

Patents and Trademarks

The Air Link Canadian patent was granted on April 19, 1994 for 20 years from the filing date of the application, which was May 7, 1991. The patent was registered to James T. Kooistra, the inventor, for an "Air Bag and Walking Beam Construction." As U.S. patent to James T. Kooistra was later granted on July 20, 1993.

The "Air Link" trademark was registered at the U.S. Patents and Trademarks Office on May 6, 1997, to Ray English for a 10 year period. The trademark was subsequently transferred to Raydan Manufacturing on September 1, 1998.

Licensing Agreement

A Letter of Intent was signed April 16, 1992, subsequently followed by a Licensing Agreement between James T. Kooistra and Raydan, giving the Company exclusive right to manufacture and market the Technology in the U.S., Canada and any jurisdiction where patented. Under the agreement, Raydan has the right to apply for patents in any jurisdiction as well as the right to promote and manufacture the technology in any jurisdiction beyond the above noted territory. Also within its rights is the right to use the trade name "Air Link," the right of assignment and sublicensing, and the right of first refusal to purchase the patent. This agreement will continue in full force and effect as long as Raydan continues to manufacture and actively promote Air Link within its best efforts.

On July 31, 1998, an Amending Agreement was signed, altering the royalty terms of the Licensing Agreement. The resultant royalty structure is 5% for all units sold, calculated on only the manufactured pieces in the patent, thus excluding purchased components such as the airbags, bushings, and valves. As well there would be no royalty payable on any U.S. military orders for one year from the date of the first U.S. military order. Below is a summary of the breakdown of the royalty calculation.

Air Link	Price
Model AL-460	$3,904
Less purchased components	($1,244)
Price base for royalty	$2,660

5.3 Marketing Plan

Raydan intends to manufacture and supply Air Link into select OEMs and a dealer/distribution network for aftermarket sales. Its Air Link system is undergoing late-stage testing with a major truck OEM with plans to install the suspension along its assembly line in 1999. Raydan has also secured an agreement with a major distributor of aftermarket truck suspension parts in the U.S. (Flagg Suspension Parts) and with the Triangle Group of Companies in Canada, providing coverage at 1,500 outlets across the U.S. and 500 outlets in eastern Canada.

In regards to pricing, the Air Link system, currently has two standard models: Model AL-460 (46,000 lbs. GVW, gross vehicle weight) and Model AL-520 (52,000 lbs. GVW), and can supply units for up to 75,000 lbs. GVW, well above the capacity of traditional air ride and walking beam suspensions. The suggested retail pricing for Air Link is as follows:

- Model AL-460 – C$5,075 to $5, 375, or; US$3,705 to $3,925 and
- Model AL-520 – C$5,610 to $5,980, or; US$4,090 to $4,695.

Based on the competitor and product information, Air Link system was found to be competitively priced, particularly given the load capacities, lower installation cost, and superior service and maintenance characteristics.

Raydan's tactical plans are based on creating market awareness and demand through its advertising and promotions campaigns as described below, by placing its product in a variety of vocational services to generate acceptance and aftermarket sales, and then by positioning the product with OEMs. By establishing key alliances or possibly joint venture agreements with OEMs such as Navistar International Corp. ("Navistar"), Raydan may garner further support in protecting its patented and trade marked Air Link product. Raydan may have to enter into some form of exclusivity, and possibly share the Air Link (i.e., Navistar – Air Link suspensions) in order to secure placement with Navistar, which is the second largest truck OEM in North America. However, Raydan fully expects to retain unfettered access to aftermarket distribution and specialty niche market such as off-highway vehicles (cranes, etc.).

Raydan has developed an advertising and promotions campaign tailored specifically to an industrial product launch. Its campaign is comprised of: an informational website

(www.raydanmfg.com) with email links; full-color, two-sided brochures for the Air Link and Easy Slider products; posters for advertising at dealers and truck service centres; and full product information, specifications and pricing information. Raydan also has a professionally developed booth for trade promotions and other product displays.

The Company has also received an award in the Top 100 New Products for 1995, as given by Construction Equipment magazine, a widely circulated trade magazine, along with other favorable trade editorials.

Under the direction of the Marketing Manager, the marketing and sales team follow a process of personal selling to operator and fleet managers, heavy-duty truck service centres, OEM manufacturers of all types of Class 8 vehicles, and dealers and distributors. Extensive research has been done and is ongoing to identify key participants in each of these target market segments. Mass mailings are done on a regular basis, with follow-up phone calls and sales meetings. Raydan's sales, engineering and executive staff regularly attend key local and national trade shows in Canada and the U.S., which has proven beneficial from not only a promotional tool, but for building creditability, as well as customer and peer recognition in the industry.

Raydan has consistently allocated a budget of from 1% to 2% of sales, for its marketing and sales activities, not including salary costs. Plans are to increase the allowance to 3% to 4% of sales, through internally generated cash flow and government-sponsored funding for international export and trade development.

5.4 Management

The present operational management of the Company possesses the adequate expertise and ability to provide the Company with an opportunity to meet its marketing plans. The authors of the Report have reached this view for the following reasons.

Positive Factors

- Messrs. Ray, Dan and Bill English all have strong understandings of the technical aspects of Air Link and understand the key elements of the heavy duty trucking industry. Their technical and industry backgrounds ensure that the Company will maintain a focus on the successful commercialization of the system.
- The Company's present engineering and marketing teams led by John Cook and Richard Nissen, respectively have now proven to the authors of the Report that they have the ability to develop, modify and enhance the equipment and technology as well as carefully organize and systematically manage marketing strategy.

Reservations

- Evans & Evans would like to see the Company add additional U.S. marketing and sales experience depth to its Board of Directors in the future. The input of these additional individuals, and the other members of the existing Board of Directors would play an important role in securing OEM contracts in the U.S. and international markets.

- The Company's present corporate development and operational team has been dominated by Messrs. Ray, Dan and Bill English. While they have been largely responsible for the long term strategy development of the Company to-date, the new issue becomes whether they can organize and systematically manage the rapid growth projected by Company's management through the mass production and sales of Air Link. Historical evidence and reference reviews on these individuals provide support that they are a very determined and hard-working group who are dedicated to the work they do. Though they are capable of maintaining operations at current levels, they may not be able to manage a state of mass commericialization.

Conclusions

1. The Company's operational management team is able to implement its business plans in the short-term term.

2. The Company's management presently closely monitors its revenues and expenses and has a clear understanding of the Company's financial requirements and abilities. The management team has done a good job of projecting sales and expenditures and remaining within budget, a key to successful operations.

3. The comparatively small management and product development team makes them highly vulnerable in the event of two or more key personnel leaving within the twelve months, though the executives have a share ownership interest in the Company.

4. Management has recognized a weakness in its corporate finance abilities and its senior financial capabilities. In order to manage operations at the projected levels, it may be necessary to retain more sophisticated management personnel.

6.0 INDUSTRY OVERVIEW

6.1 The Market

Today, more than ever, the trucking industry can be viewed from a technological, manufacturer, supplier and operator perspective. Technology is advancing many power and mechanical systems, as original equipment manufactures (OEMs) of trucks, parts and

components recognize the impact new technologies have on quality, durability and cost of components, and their performance over the life of a vehicle.[1] Canadian supplier, dealer and distribution networks are well established with there being approximately 50 major regional distributors supplying parts and components.[2] Operators in Canada and the U.S. recorded 'double-digit' growth in tons-hauled of the most major commodities from 1990-1995, with continued strong growth forecast to 2002.[3]

In Canada, there were over 170 companies in 1995 manufacturing parts and components for trucks, buses, and specialty equipment, operating in approximately 235 plants, with sales of C$1.3 billion. Of which, some 80-100 major companies produce heavy-duty parts and components for original equipment and are active in the repair, overhaul and enhancement of this equipment. In the U.S., there are over 75 major companies active in the manufacturing Class 8 vehicles and component parts with total 1997 sales of US$9.9 billion[4] with forecast of $10.8 billion annualized value of the U.S. aftermarket parts market in 1998.[5]

Industry analysts predict that with the forecast growth in the Canadian and United States industrial economies, Class-8 truck sales could top 300,000 by 2005, as compared to last year's North American Class-8 total of 205,000 (27,000 in Canada) which was the forth best year on record.[6] The U.S. truck trailer industry is comprised on 70 or more companies with total sales in 1997 of US$5.01 billion.[7] U.S. trailer shipments through April, were up 35.6% for the same period in 1997. In a prior period, 1995 to 1996, Canadian trailer manufacturing decreased from 19,000 to 17,500 units, Raydan's market for its Air Link product includes: operators and fleet managers; OEMs of heavy-duty trucks (Class 8) and off-road equipment; aftermarket distributors, dealers and truck service centres; as well as specialty non-civilian and/or military fleets. Target markets for the Easy Slider product include the operators and fleet managers, OEM trailer companies, and aftermarket participants.

In the U.S. there is a total population of 1,557,300 Class 8 trucks with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), lease/rental (18.5%), with the balance, in descending order being comprised of private-carrier, owner-operator, agriculture and other. The trailer population of 2,323,800 in the U.S. by vocation is dominated by lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier, construction/mining/refuse, owner operator, agriculture and other.[8] These equipment population figures represent the total market, per se, for Raydan's products.

1 The Evolving Truck Customer, by Meritor Fields, 1997.
2 Industry Canada - Strategis. Automotive and Transportation Industries, Aftermarket Manufacturing and Distribution, March 18, 1996.
3 The Canadian Truck Market, Today's Trucking Magazine, Jan., 1998.
4 Manufacturing USA, SIC-3713 Truck & Bus Bodies, pp. 1972-1977, 1997.
5 Manufacturing – a Future in Sales, Today's Trucking Magazine, September, 1998, p. 28-29.
6 Ibid., p.2 28-29.
7 Manufacturing USA, SIC-3715 Truck Trailers pp. 1984-1988, 1997.
8. The Structure of the U.S. Trucking Industry, Newport Communications,www.heavytruck.com, 1997.

The heavy-duty truck industry in North America consists of manufacturers engaged in the production of Class 8 trucks, those with a GVW rating of more than 33,000 lbs. or 15 tons. The top tier of the U.S.-based heavy duty truck OEMs include Freightliner Corp., Navistar International Corp., PACCAR Inc., Volvo GM Heavy Truck Corp. and Mack Trucks Inc., with combined U.S. sales in 1997 of US$7.5 billion. In 1995, Navistar, Freightliner of Canada Ltd., Western Star Truck Holdings Ltd., and Paccar accounted for shipments valued at C$3.3 billion, approximately 70% of which was exported to the U.S.

North American sales peaked in 1995 with approximately 228,100 units sold.[9] Sales declined 18% to approximately 187,050 units in 1996, and were expected to drop by another 10% in 1997, though many OEMs are forecasting an increase in sales of from 12% to 16% in 1998. The strong North American economic climate is expected to support a 10% expansion of truck fleets every three years,[10] with total forecast sales of 300,000 Class 8 truck in the year 2005.

The non-civilian or military market for the Air Link, is difficult to assess. Management at Raydan, through its consultations with the Nevada Auto Test Centre, understands that the total fleet among the U.S. military and its affiliate agencies of candidate heavy-duty vehicles for the Air Link systems number in the 10s of thousands.

6.2 Competition

Raydan faces competition from certain OEMs, like Freightliner who recently acquired Sterling Truck Corp. (formerly Ford Heavy Trucks) and announced plans to develop two new vocational suspension lines. Though Raydan's primarily competition is from manufacturers of truck suspensions, such as Hendrickson Suspension, a division of Hendrickson International, Chalmers Suspension International Inc., and Neway Anchorlok International Inc. Each of these U.S.-based manufacturers produce vocational spring and air ride type suspensions, though none combine a walking beam with air ride, the configuration patented by Raydan. Increasingly, heavy-duty truck OEMs are bring component part manufacturing in-house, or strategically aligning with component manufactures. This is reflected in Freightliner's suspension affiliate and Mack Truck's announcing an alliance with Hendrickson.

There are essentially two primary types of suspensions used in Class 8 trucks, which are:

- air ride suspensions (use air bags as springs for primarily on-highway use, that have low roll stability; and
- walking beam suspensions (use a spring pack, rubber block or a solid mount configuration).

9. Pacific Business News, Unexpected demand spurs truck building, Vol. 25, Issue 25, p37, 1997.
10. Pacific Business News, Unexpected demand spurs truck building, Vol. 25, Issue 25, p37, 1997.

Each suspension system is configured for specific vocational applications to satisfy load (GVW), haulage factors and other requirements. The Air Link system, with its walking beam and air ride configuration, is essentially in a category of its own. The base price range for Air Link of C$5,100 to $6,000, it is competitively priced with other suspension systems. Specialty configuration or the Air Link such as the systems designed for cranes are priced at C$8,000 and up. It is also important to note that substantial cost savings are provided in the lower installation costs for Air Link (20 to 25 man/hours on Class 8 trucks) verses from 40 or more hours for most competitive products.

6.3 Barriers to Entry

Depending on the stage of development from competitive technologies, the barriers to entry for the Company's market can vary considerably and include technical expertise, costs of development, and regulatory barriers. Designing a new suspension system requires many years of trucking industry experience as well as a mechanical engineering background. Then to develop such a design into a working system can require in excess of a million dollars in development costs. Once a system is fully developed, substantial additional funding would be required to break into the market. At this point, regulatory issues arise with regard to possible patent infringement. Current manufacturers of suspension systems have a wide array of patents and patents pending on systems, some of which are not even marketed. A new suspension system must not infringe on any of these patents and must meet the high technical standards of being a new technology or process to receive its own patent. All in all, the entry of a new suspension system can take many years and a substantial amount of money to enter the marketplace.

7.0 REVIEW OF FINANCIAL POSITION

Over the last five years, Raydan has continued to maintain a viable ancillary business while developing the Air Link system.

7.1 Balance Sheet

Evans & Evans reviewed the unaudited balance sheets of the Company as at their fiscal years ended April 30, 1998, 1997, and 1996, and July 31, 1995, and 1994. A summary of the balance sheets is presented below.

Balance Sheet	30-Apr-98	% of Assets	30-Apr-97	% of Assets	30-Apr-96	% of Assets	31-Jul-95	% of Assets	31-Jul-94	% of Assets
Assets										
Current Assets										
Accounts Receivable	673,722	43%	525,448	45%	425,896	46%	302,889	37%	274,653	36%
Inventory	365,372	23%	287,690	25%	211,960	23%	209,510	26%	235,342	31%
Prepaid Expenses	35,495	2%	7,292	1%	4,502	0%	2,716	0%	9,828	1%
Due from shareholder	-	0%	-	0%	-	0%	-	0%	4,735	1%
	1,074,589	69%	820,430	70%	642,358	70%	515,115	64%	524,558	69%
Deferred Product Development	300,080	19%	228,422	20%	234,341	25%	234,341	29%	190,363	25%
Net Property, Plant and Equipment	188,394	12%	114,989	10%	46,550	5%	60,866	8%	41,647	6%
	1,563,063	100%	1,163,841	100%	923,249	100%	810,322	100%	756,568	100%
Liabilities										
Current Liabilities										
Bank indebtedness	26,182	2%	26,822	2%	7,341	1%	17,533	2%	330,653	44%
Accounts Payable	304,755	19%	266,054	23%	351,775	38%	145,659	18%	93,774	12%
Current Portion of long term debt	49,706	3%	50,564	4%	41,761	5%	41,761	5%	19,940	3%
	380,643	23%	343,440	27%	400,877	43%	204,953	23%	444,367	15%
Long Term Liabilities										
Conditional Sales Agreements	16,240	1%	27,803	2%	10,747	1%	15,353	2%	1,156	0%
Bank Loans	181,400	12%	214,500	18%	160,938	17%	189,434	23%	69,365	9%
Advances from Affiliated Company	974,559	62%	621,481	53%	415,214	45%	484,959	60%	198,848	26%
Less current portion of long term deb	(49,706)	-3%	(50,564)	-4%	(41,761)	-5%	(41,761)	-5%	(19,940)	-3%
Deferred Income Taxes	17,798	1%	8,425	1%	-	0%	-	0%	13,100	2%
	1,140,291	73%	821,645	71%	545,138	59%	647,985	80%	262,529	35%
Shareholders' Equity										
Capital Stock	934	0%	934	0%	934	0%	934	0%	1,000	0%
Retained Earnings	41,195	3%	(2,178)	0%	(23,700)	-3%	(43,550)	-5%	48,672	6%
	1,563,063	100%	1,163,841	100%	923,249	100%	810,322	100%	756,568	100%

As of April 30, 1998, Raydan is in a strong financial position. The Company is quite liquid, having net working capital of approximately $700,000. With current assets of over $1 million and current liabilities of under $400,000, Raydan's working capital ratio is a 2.82. This translates into having $2.82 of current assets for every dollar of current liabilities. Raydan's quick ratio is also very high at 1.86, which reiterates Raydan's strong liquidity position. These ratios are approximately double industry standards as per a Dun & Bradstreet Industry Norm evaluation in 1997.

In analyzing Raydan's debt, the authors of the Report noted that debt level was also a positive strength for the Company. Other than a long term bank loan of $181,000, the Company's only other major long term debt consists of approximately $975,000 payable to Raydan Transport Ltd. This loan is non-interest bearing and has no fixed repayment terms. Even with this low level of debt, the debt-equity ratio is 6.2, which would suggest a highly levered company. One of the reasons that Raydan is highly levered is that it is a private company and thus does not

have a substantial amount of equity issued. A positive characteristic of high leverage is the fact that as sales increase, the profitability of a company may exponentially. With leverage also comes some risk if sales decrease; however, with the Company's asset coverage ratio of $3,724, (that is $3,724 of tangible assets to cover every $1,000 of debt), Raydan is in a strong position to service its debt.

Besides the tangible assets, which includes $289,000 of capital assets (prior to amortization), Raydan has over $300,000 of deferred product development and marketing costs. The deferred costs relate mainly to the development of Air Link; however, only a portion of development costs have been capitalized as substantial development was undertaken by the original inventor and other expenditures which have been incurred by Raydan and its affiliate company have been expensed. The capitalized portion of these costs are being amortized as a result of the products reaching commercialization stage as over 800 Air Link units to date have been sold.

7.2 Income Statement

Evans & Evans reviewed the unaudited income statements of the Company as at its fiscal years ended April 30, 1998, 1997, and 1996, and July 31, 1995, and 1994. A summary of the income statements is presented below.

Income Statement	Year ended 30-Apr-98	% of Sales	Year ended 30-Apr-97	% of Sales	Nine months ended 30-Apr-96	% of Sales	Year ended 31-Jul-95	% of Sales	Year ended 31-Jul-94	% of Sales
Revenues										
Product Sales	572,954	16%	325,858	13%	425,201	25%	268,532	15%	392,967	29%
Parts and Service	2,053,958	59%	1,533,797	60%	915,652	55%	1,148,237	65%	951,883	71%
Intercompany sales	859,812	25%	705,933	28%	327,064	20%	360,286	20%	-	0%
	3,486,724	100%	2,565,588	100%	1,667,917	100%	1,777,055	100%	1,344,850	100%
Direct Costs	2,622,003	75%	1,902,407	74%	1,242,526	74%	1,450,300	82%	878,768	65%
Gross Margin	864,721	25%	663,181	26%	425,391	26%	326,755	18%	466,082	35%
Expenses										
Wages	226,866	7%	188,091	7%	132,527	8%	173,032	10%	207,995	15%
Marketing	75,127	2%	60,602	2%	34,676	2%	10,668	1%	14,838	1%
Amortization of deferred costs	33,342	1%	-	0%	-	0%	-	0%	-	0%
General and Administration	486,013	14%	392,966	15%	238,338	14%	235,277	13%	233,783	17%
	821,348	24%	641,659	25%	405,541	24%	418,977	24%	456,616	34%
Net Income (Loss)	43,373	1%	21,522	1%	19,850	1%	(92,222)	-5%	9,466	1%

Raydan had gross sales of $3.5 million in 1998, of which $2.1 million was from Parts and Service, $0.9 million from Intercompany Sales, and $0.5 million from sales of Air Link and Easy Slider. To date Raydan has sold approximately 800 Air Link units. While revenue from all three sources has increased significantly over the years, costs have been kept in line with the revenue increases, allowing for an increase in profitability every year since 1995. Even though current profitability levels are low with Raydan's gross margin being 25% and its net profit margin being a meager 1%, a strong trend is developing for increased profitability. Where total sales have increased by more than 2.5 times over the last five years, net income has increased by over 4.6 times.

8.0 FINANCIAL PROJECTIONS

Management of the Company has provided an income projection for the year ended April 30, 1999 and projected sales for the five years ending April 30, 2004. The projected income statement and projected sales have been summarized below. The financial projections are based on the assumption that the Company is able to raise sufficient and timely funding.

1999 Projected Income Statement

	3 months ended 31-Jul-98	6 months ended 31-Oct-98	9 months ended 31-Jan-99	Year ended 30-Apr-99	Per cent of Sales
Sales	815,000	1,617,500	2,802,500	4,921,500	100%
Manufacturing costs	626,500	1,173,230	1,961,930	3,344,973	68%
Gross Margin	188,500	444,270	840,570	1,576,527	32%
Administration expenses	197,807	401,515	677,561	1,139,463	23%
Income (Loss) before taxes	(9,307)	42,755	163,009	437,064	9%
Income tax	(1,861)	8,551	32,601	87,413	2%
Net Income	(7,446)	34,204	130,408	349,651	7%

In valuing the Technology, the authors of the Report had to modify the above projection to exclude all operations of Raydan except for the sales of Air Link.

Management of Raydan projected Air Link unit sales for the next five years on a low, probable, and high scenario basis. Refer to Schedule 1 – Management's Sales Projections. The table below is a summary of the management's projections with downward adjustments to reflect certain risk factors and economic considerations.

Air Link Unit Sale Projections by Customer Group Revised by Evans & Evans	1999	2000	2001	2002	2003
Canadian Sales	60	100	120	150	188
Flagg Suspensions	55	300	400	500	625
Link-Belt Cranes	65	150	225	250	313
Terex Cranes	120	150	220	275	344
Navistar Trucks	360	450	540	720	900
US Military	-	-	-	-	-
Paccar Parts	-	-	-	-	-
Total unit sales	660	1,150	1,505	1,895	2,369
Total sales	$ 2,970,000	$ 5,180,000	$ 6,400,000	$ 8,050,000	$ 10,070,000

The authors of this report chose to use Raydan's "probable" scenario projections for all years except for 1999 for which the low scenario was used since the year is already in progress. The Navistar projected sales have also been reduced by 40% since the contract is still pending as of the date of this report, though a Memorandum of Understanding has already been signed. No projections for the U.S. Military nor Paccar Parts were included as these projects are still in the early phases of testing approvals; however, if contracts were won by Air Link, the potential sales would be substantially greater than those shown above. As for years after 2003, management anticipates sales to increase 10% per year for the next five years and 5% each year thereafter.

The Company has projected significant sales growth over the next four years. Sales for the year ended April 30, 1999 are projected to be 5 times greater than sales for the year ended April 30, 1998. Sales for the years ended April 30, 2000 and 2001 are projected to be 74% and 24% times, respectively, greater than sales for the previous years. The Company has based its sales projections on the increasing penetration in the U.S. markets through it newly established distribution channels and its increased production facilities.

As a result of the increased sales, net income is projected to increase significantly over prior years. Another important factor allowing for increased profitability is the reduction of certain costs. As a result of moving production to a new facility that allows for mass production, there will be a significant production cost savings, estimated to be up to 25%. This should allow the gross margin to increase to approximately 40% for the Air Link product. Whereas historical

gross margin for Raydan's operations tended to be 25%, the gross margin on Air Link production has always been much higher.

Other than decreased cost of sales, overhead expenditures will also decrease as a percentage of sales since most of these expenditures are fixed. As a result of increased sales, profits should therefore increase. The exception to this will be marketing costs, which are projected to increase significantly over the next five years. Marketing and sales expenses consist of costs associated with generating product awareness as opposed to securing specific sales contracts for the suspension system. Such marketing and sales expenses include trade advertising, and trade show attendance. Direct selling costs in the industry are very high, and the Company may face increased expenditures over the next three years as it attempts to penetrate the market. Sales are dependent on the availability of funds for marketing, however if sales growth is slower then expected, the Company will have to secure alternative financing to fund the marketing expenditures.

9.0 VALUATION METHODOLGIES

In valuing technology, there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings. When valuing only the technology of a company rather the entire company, the earnings or cash to be assessed is only that which is derived explicity from the technology itself and not the entire company. Another method available for valuing technology is the relief from royalty method whereby a royalty is deemed to determine what a company would be willing to pay to possess the benefits of the technology in lieu of ownership.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to companies that are comprised predominately of intangible assets (e.g., Raydan) can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income-based approach.

While there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor or notional purchaser will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction). With respect to an investment, the most that an intrinsic, notional purchaser would pay is the costs related to being able to put oneself in the same situation, at the Valuation Date, as implied in an option agreement, legal contract and/or earn-out situation, where there is some reasonable expectation of future cash flows to be generated from such an agreement(s).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued.

The income-based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

Having regard to Raydan's current situation, including the nature of the Technology and its stage of development, it is the authors of the Report's view that an income-based approach involving a discounted cash flow approach and a royalty relief approach, is the most appropriate basis to derive the range of fair market value of the Technology. With regard to the discounted cash flow approach, the cash flow from only the Air Link division would be assessed in order to value this Technology. As a secondary approach, the authors of the Report looked at comparable companies and comparable transactions to arrive at support for the primary approach.

10.0 DISCOUNTED CASH FLOW APPROACH

10.1 Discount Rate Selection Factors

In selecting an appropriate discount rate to apply to the Technology's future after-tax cash flow the authors of the Report considered the influence of both internal and external factors. Internal factors included the nature of the Technology, its present commercialization status, customer demands on the product and time to develop the existing markets. External factors considered included general economic conditions in the trucking industry, market acceptance of this type of product, regulatory and general economic concerns and the competition.

Some of these factors were positive, allowing for a lower discount rate, while other negative factors suggested the need for a higher rate. Following is a summary of relevant factors taken into consideration.

Positive Factors

1. The Air Link system does work, as was verified through discussions with customers and evaluation sites. These individuals confirmed the Air Link system was lower in cost as compared to competitive technologies when considering installation and maintenance costs.
2. The Company does have sound proprietary protection through its patents that have not been challenged to date.
3. Raydan has received a Memorandum of Understanding from Navistar International Transport Corp. for the installation of the Air Link system in the assembly line production of certain Navistar models, expected to commence in the later part of 1998.
4. Testing of Air Link is being done by both the U.S. Military and PACCAR Parts, which could potentially lead to significant contracts if successful.
5. Actual research and development has been carried out over a significant time period (four years with Raydan, and since 1986 with the previous proprietor of the system).
6. Sales of approximately 800 Air Link units have already been produced and sold.
7. There has been an expressions of interest from an independent party to purchase the Technology and there have been distribution agreements entered into.
8. The market demand for improved suspension technology is growing.

Negative Factors

1. The Company is competing against large public companies well established in the industry, which have access to significantly larger amounts of funds and resources.
2. The Company has limited sales to date compared to future projections.
3. There is a transition to a full-scale commercial production operation.
4. There is no certainty on the reaction of other larger suspension manufacturers.
5. The continued successful functioning of the System is largely dependent upon the current management of Raydan.

After an reviewing of all of the factors in carrying out this Report for Raydan, Evans & Evans assessment of the risk associated with the Technology was fairly significant. This has resulted in the application of discount rates in the range of 25% to 35% to the projected Technology's after-tax cash flows over the period ending April 2003.

10.2 Cash Flow Projections

In assessing cash flows, only the cash inflows and outflows derived from Air Link were calculated in order to value the Technology. The calculation of these cash flows was based on projections over a five year period.

In order to consider the going concern value of the Technology thereafter, a residual value of 2 times the after-tax cash flow generated in its fiscal year ending April 2003 has been calculated. This translates into a 50% discount factor used in calculating the residual value to reflect the risk of the on-going nature of the Technology. In valuing specifically the Technology rather than the Company, an adjustment would normally be made to reflect the net tangible assets in the Company; however, since there are no net tangible assets in Raydan (after reducing total assets by the liabilities and the intangible assets), no adjustment was made.

In doing this assessment, the authors of the Report have determined that the value of the Technology is approximately $1,200,000 (rounded). Refer to Schedule 2 - Discounted Cash Flow Approach.

11.0 RELIEF FROM ROYALTY APPROACH

Evans & Evans, Inc. also undertook a relief from royalty approach. The relief from royalty approach is based on the proposition that a firm would be willing to pay a royalty in lieu of ownership, to possess the benefits of the Company's patented and protected technology.

Application of this methodology involves: (i) estimating the remaining useful life over which the Company's Technology will be generating revenue (Evans & Evans, Inc. has estimated the life cycle of the technology at fifteen years based on the remaining patent life), (ii) an estimate of future product related revenue and a reasonable royalty rate (estimated at 10% based on discussions with North American Trucking Associations), and (iii) the estimation of an appropriate discount rate (25-35%) that reflects the assessment of royalty risk and market potential. The royalty rate is applied to the product-related revenue to arrive at an estimate of the royalty income attributable to the Technology. The royalty cash flow is then discounted to present value at an appropriate discount rate and subsequently, totaled to arrive at a value conclusion for the Technology.

In undertaking this analysis we have determined that the value of the Technology is approximately $1,500,000 (rounded). This analysis tends to support the discounted cash flow approach carried out above. This analysis is a second income approach undertaken to compare with the discounted cash flow methodology above. Refer to Schedule 3 - Relief from Royalty Approach.

12.0 CONFIRMATION ANALYSIS

12.1 Comparable Transactions and Comparable Companies

Evans & Evans attempted to identify acquisitions in the suspension technology industry over the past several years where relevant financial and operating information was publicly available. In this review numerous patents, companies and technologies were reviewed and analyzed. This included assessments of private and publicly traded companies. The authors of the Report were unable to obtain reliable costing and pricing information on any of the publicly announced transactions, technologies and patents, which appeared to be potentially comparable to that of the Air Link system.

The authors of the Report did, however, interview some of the management of Truck Part Distributors (Wheatly Truck Parts, Inc. in Louisville, Kentucky); Original Equipment Manufacturers (Meritor Automotive in Troy, Michigan); trade journals (Today's Trucking and Fleet Owner Magazine); and other industry sources such as the Heavy Duty Representatives Association, Heavy Duty Distribution Council, University of Michigan, and Truck Manufacturers Association.

These discussions did provide the authors of the Report additional supporting verification on the valuation approaches used above for the Technology as well as providing additional insight into the industry. For instance the Heavy Duty Representatives Association confirmed that royalty rates for truck components tend to be in the 5-10% range for commodity parts and will tend even higher for patented technologies. Other industry sources noted that royalties vary significantly based on sales levels and profit margins--the higher the profit margin, the greater the royalty.

13.0 VALUATION CONCLUSIONS

Based on and subject to all of the foregoing, Evans & Evans is of the opinion that the fair market value of the Technology, at the Valuation Date, is in the range of $1,200,000 to $1,500,000. If asked to give a specific value, the authors of the Report would conclude that it would be approximately the midpoint, or $1,350,000.

The indicated value range for the Company has been supported through our income-based approach, which involved the use of a discounted cash flow and royalty relief approach.

14.0 RESTRICTIONS AND CONDITIONS

This Valuation Report is intended for the purpose stated in section 1.0 hereof and, in particular, is based on assumptions as to results that could reasonably be expected at the valuation date. It is not to be the basis of any subsequent valuation of this Company and is not to be reproduced or used other than for the purpose of this valuation analysis without prior written permission in each specific instance from Evans & Evans, Inc. If this valuation analysis is filed with a Stock Exchange and/or Revenue Canada or with any entity beyond the scope of section 1.0, it must be explicitly understood that such filing is without our consent. Evans & Evans disclaims any responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this Report as well as to its use contrary to the provisions of this paragraph.

This Report has been prepared for the Company. This Report may not be relied upon by any other person or entity without our express, prior written consent.

15.0 STATEMENT OF INDEPENDENCE

None of the partners, employees or associates of Evans & Evans, Inc., has, or anticipates the acquisition of any interest in the assets, shares or business undertakings of Raydan.

Neither Evans & Evans, Inc. nor any affiliate has been involved in any evaluation, appraisal or review of the Company, or its assets or businesses, during the 24-month period preceding the date of this Report. Neither Evans & Evans, Inc. nor any affiliate is an advisor to Raydan or their affiliates or shareholders.

16.0 QUALIFICATIONS

Michael A. Evans was responsible for the preparation of the Valuation Report.

Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past ten years, he has been extensively involved in the financial services and management consulting fields in Vancouver where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 100 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver Stock Exchange and the British Columbia Securities Commission as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales. Mr. Evans also possesses

several years management experience in the food services industry with McDonald's Restaurants of Canada Ltd. in Richmond, British Columbia (1977-1980). Mr. Evans is a recent Instructor at the British Columbia Institute of Technology in the Faculty of Business.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours; and the professional designations of Chartered Financial Analyst (CFA) and Chartered Business Valuator (CBV). Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA) and the Canadian Institute of Chartered Business Valuators (CICBV).

Evans & Evans, Inc.

EVANS & EVANS, INC.

17.0 SCHEDULES

SCHEDULE 1 – MANAGEMENT'S SALES PROJECTIONS

SCHEDULE 2 - DISCOUNTED CASH FLOW APPROACH

SCHEDULE 3 - RELIEF FROM ROYALTY APPROACH

SCHEDULE 1 – MANAGEMENT'S SALES PROJECTIONS

Schedule 1 – Management's Sales Projections

Air Link Unit Sale Projections

Management Projections	1999			2000			2001			2002			2003		
	Low	Prob	High	Low	Prob	High	Low	Prob	High	Low	Prob	High	Low	Prob	High
Canadian Sales	60	60	120	75	100	150	90	120	180	120	150	225	160	188	281
Flagg Suspensions	55	200	1,000	135	300	1,500	200	400	2,000	267	500	2,500	356	625	3,125
Link-Belt Cranes	65	65	125	125	150	200	194	225	275	259	250	250	345	313	313
Terex Cranes	120	120	240	120	150	285	200	220	285	267	275	356	356	344	445
Navistar Trucks	600	600	600	750	750	1,000	900	900	2,000	1,199	1,200	1,200	1,599	1,500	1,500
US Military	-		400	-		1,600	-		2,400		-	3,000		-	3,750
Paccar Parts	-		20	-		200	-		400		-	500		-	625
	900	1,045	2,505	1,205	1,450	4,935	1,584	1,865	7,540	2,112	2,375	8,031	2,816	2,969	10,039
sales price of	$ 4,500	$ 4,500	$ 4,500	$ 4,500	$ 4,500	$ 4,500	$ 4,250	$ 4,250	$ 4,250	$ 4,250	$ 4,250	$ 4,250	$ 4,250	$ 4,250	$ 4,250
	$ 4,050,000	$ 4,700,000	$ 11,272,500	$ 5,422,500	$6,530,000	$ 22,207,500	$ 6,732,000	$ 7,930,000	$ 32,045,000	$ 8,976,000	$ 10,090,000	$ 34,130,000	$ 11,968,000	$ 12,620,000	$ 42,670,000

SCHEDULE 2 - DISCOUNTED CASH FLOW APPROACH

Schedule 2 - Discounted Cash Flow Approach

Air Link 5 year Projections
Discounted Cash Flow

		1999	%	2000	%	2001	%	2002	%	2003	%
Management's "Low" Revenue Projections		4,050,000		5,422,500		6,732,000		8,976,000		11,968,000	
Revised Revenue		2,970,000	100%	5,180,000	100%	6,400,000	100%	8,050,000	100%	10,070,000	100%
Cost of Sales		1,745,108	59%	3,043,657	59%	3,760,503	59%	4,730,008	59%	5,916,916	59%
Gross Margin		1,224,892	41%	2,136,343	41%	2,639,497	41%	3,319,992	41%	4,153,084	41%
General & Operating Expenses		712,685	24%	1,243,000	24%	1,535,753	24%	1,931,689	24%	2,416,411	24%
Operating Profits before Tax		512,206	17%	893,343	17%	1,103,744	17%	1,388,303	17%	1,736,672	17%
Net Income Before Tax		512,206		893,343		1,103,744		1,388,303		1,736,672	
Add: Amortization		93,014	3.1%	186,028	3.6%	160,000	2.5%	152,950	1.9%	151,050	1.5%
Cash Flow before Tax		605,220		1,079,371		1,263,744		1,541,253		1,887,722	
Tax @	45%	272,349		485,717		568,685		693,564		849,475	
Cash Flow After Tax		332,871		593,654		695,059		847,689		1,038,247	
One Time Capital Expenditures		500,000		-		-		-		-	
Less: Tax Shield Related Thereto: (500,000 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))		133,092									
Sustaining Capital Reinvestment (Assumed annually @ $0)											
Less: Tax Shield Related Thereto: (0 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))		-		-		-		-		-	
Sustaining Capital Reinvestment, Net of Related Tax Shield (Rounded)		-		-		-		-		-	
Cash Flow		(34,037)		593,654		593,654		695,059		847,689	
Capital Expenditures		-		-		-		-		-	
Working Capital Requirements		100,000		100,000		100,000		100,000		100,000	
Net Cash Flow		(134,037)		493,654		493,654		595,059		747,689	
Discounted Cash Flow @	25%	(107,230)		315,939		252,751		243,736		245,003	
Discounted Cash Flow @	35%	(99,287)		270,866		200,642		179,153		166,745	
Add: Residual Value (2 x Year 2003) and apply Discount Rate of @25%										490,006	
Add: Residual Value (2 x Year 2003) and apply Discount Rate of @35%										333,490	
Total Discounted Cash Flow @25%, say										1,440,204	
Total Discounted Cash Flow @35%, say										1,051,609	
Midpoint, say										1,245,907	
Midpoint, Rounded										1,200,000	
Fair Market Value C$, Say										1,200,000	

Assumed Annual Sustaining Capital Reinvestment		-
Discount Rate	High	25%
	Low	35%
	av	30%

Assumptions

Revised revenue has sales from Navistar discounted by 40% due to the deal not yet being finalized
Gross margin percentage of sales remains constant over the 5 year period as per management's 1999 forecast
General and operating expenses based on 1998 actual percent and assumed constant
Amortization to double in year 2000 due to depreciation of new plant facility completed in 1999. Thereafter depreciation to decrease.
Working capital requirements will remain at $100,000 per year
One time capital expenditure for new mass production facility to be $500,000.

SCHEDULE 3 - RELIEF FROM ROYALTY APPROACH

Schedule 3 - Relief from Royalty Approach

Value Summary Based upon Management-Prepared 15 Year Projection
Releif from Royalty Approach

Cdn$		1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Management's "Probable" Revenue Projections		4,700,000	6,530,000	7,930,000	10,090,000	12,620,000	13,880,000	15,270,000	16,800,000	18,480,000	20,330,000	21,350,000	22,420,000	23,540,000	24,720,000	25,960,000
Revised Revenue Projections		2,970,000	5,180,000	6,400,000	8,050,000	10,070,000	11,080,000	12,190,000	13,410,000	14,750,000	16,230,000	17,040,000	17,890,000	18,780,000	19,720,000	20,710,000
Net Royalty Income @	10%	297,000	518,000	640,000	805,000	1,007,000	1,108,000	1,219,000	1,341,000	1,475,000	1,623,000	1,704,000	1,789,000	1,878,000	1,972,000	2,071,000
Before Tax Income		297,000	518,000	640,000	805,000	1,007,000	1,108,000	1,219,000	1,341,000	1,475,000	1,623,000	1,704,000	1,789,000	1,878,000	1,972,000	2,071,000
Income Taxes	45%	133,650	233,100	288,000	362,250	453,150	498,600	548,550	603,450	663,750	730,350	766,800	805,050	845,100	887,400	931,950
Net Income		163,350	284,900	352,000	442,750	553,850	609,400	670,450	737,550	811,250	892,650	937,200	983,950	1,032,900	1,084,600	1,139,050
Non cash expenses		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
After-Tax Cash Flow		163,350	284,900	352,000	442,750	553,850	609,400	670,450	737,550	811,250	892,650	937,200	983,950	1,032,900	1,084,600	1,139,050
Present Value Factor		0.800	0.640	0.512	0.410	0.328	0.262	0.210	0.168	0.134	0.107	0.086	0.069	0.055	0.044	0.035
Present Value - @	25%	130,680	182,338	180,224	181,350	181,486	159,751	140,604	123,740	108,884	95,848	80,505	67,617	56,784	47,701	40,077
Present Value Factor		0.741	0.549	0.406	0.301	0.223	0.165	0.122	0.091	0.067	0.050	0.037	0.027	0.020	0.015	0.011
Present Value - @	35%	121,000	156,324	143,068	133,298	123,516	100,670	82,041	66,853	54,469	44,396	34,527	26,851	20,879	16,240	12,634

Relief from Royalty Value Range				
	High	1,777,586	say, $	1,800,000
	Low	1,136,767	say, $	1,100,000
	Midpoint	1,457,176	say, $	1,500,000

Assumptions:

The Company has sufficient working capital to initiate its marketing plans as defined in its business plan.
The commercial life expectancy of the AirLink suspension would be limited to the patent life which is 15 years.
The Air Link Suspension would have no residual value beyond the 2014 period to a notional purchaser.
Revised revenue projections based on management's low revenue projections for 1999 and probable for latter years with a 40% discount for the Navistar sales.
For years 2004-2008, revenue assumed to grow at a 10% per year, and 5% thereafter
Gross Royalty Rate of at least 12-15% is reasonable (industry estimate) for an proprietary technology of this nature, given the marketplaces that it is addressing - Trucking Industry
Administration costs associated with Royalty is 2-5% which is deducted to produce Net Royalty of 10%.
Net Canadian Corporate Income Tax Rate of 45% on earned Royalty Income. Tax Rates based on management disclosures and its independent tax advisors.
The Company continues to regularly maintain, develop and enhance the AirLink suspension from funds invested in the Transaction.
Risk Factors identified in the Report are dealt with by the Company as expected by management. This critical assumption is implied in the valuation.
Current Company management talent and management noted in Company's business plan continues to be employed by the Company for a period of at least 2 years.

Territorial Assessments:

United States	90%	1,350,000
Canada	9%	135,000
Rest of the World	1%	15,000
		1,500,000

PRICING ANALYSIS

RAYDAN MANUFACTURING INC.

Nisku, Alberta

November 16, 1998

EVANS & EVANS, INC.

TABLE OF CONTENTS

I.	EXECUTIVE SUMMARY	1
II.	INTRODUCTION AND OVERVIEW	2
	2.1 Scope of Analysis	2
	2.2 Assumptions and Conditions	3
III.	THE HEAVY DUTY TRUCK PARTS AND SERVICES INDUSTRY	4
	3.1 Overview	4
	3.2 Competitive Overview	5
IV.	RAYDAN MANUFACTURING INC.	6
	4.1 History and Nature of Business	6
	4.2 Products, Services and Manufacturing Operations	6
V.	PRICING ANALYSIS	9
	5.1 Pricing Approach	9
	5.2 Corporate Financial Analysis	10
	5.3 Discounted Cash Flow Approach – Parts and Services Division	13
	5.4 Discounted Cash Flow Approach – Technology Division	14
	5.5 Comparable Companies Approach	14
VI.	CONCLUSIONS	18
	6.1 Pricing Conclusions	18
	6.2 Statement of Independence	18
	6.3 Credentials of Evans & Evans, Inc.	18
ENDNOTES		20
APPENDIX		

I. EXECUTIVE SUMMARY

Evans & Evans, Inc. ("Evans & Evans", or the "authors of the Report") was retained by Raydan Manufacturing Inc. to prepare a Pricing Analysis (referred to herein as the "Pricing Analysis") on Raydan Manufacturing Inc. ("Raydan" or the "Company"), as described below. The purpose of the Pricing Analysis is to establish an indication of price for the Company and its related shares.

Evans & Evans understands that Raydan Manufacturing Inc. operates in the heavy duty truck parts manufacturing and services industry. The Company is currently in the process of determining the appropriate price of its securities for the purpose of a Private and consequent Public Offering.

In preparation for the Offering, Raydan engaged Evans & Evans to prepare a Pricing Analysis on 100% of the Company's issued and outstanding common shares as of the Valuation Date. The Pricing Analysis provides an independent determination of the Price for the Company as at September 30, 1998 ("Valuation Date"). This Pricing Analysis does not necessarily indicate the Fair Market Value for the Company.

The analysis and information in this document is derived from, and supported by, information collected from the management of Raydan Manufacturing Inc. This information is contained in Evans & Evans' working paper files and includes detailed descriptions of the Company, industry and market references, regulatory references, management and director information, service information, financial data and other supporting documentation.

In summary, the Pricing Analysis has concluded a potential price for Raydan Manufacturing Inc. in the range of C$4.4 million and C$5.6 million. A specific price would be the midpoint, or approximately C$5 million.

II. INTRODUCTION AND OVERVIEW

2.1 Scope of Analysis

In completing the Pricing Analysis, the following activities were carried out by Evans & Evans staff whom:

- Visited and reviewed the Company's business operations in Nisku, Alberta and reviewed documentation on the Company's technology and services.
- Reviewed the history of the Company including the operating history, all ownership titles, and the Company's planned future operations.
- Analyzed the targeted markets for Raydan's products and services, its business plans and related marketing plans.
- Reviewed marketing research and other corporate documentation supplied by the Company's management.
- Reviewed financial statements of the Company, which included statements for the years' ended April 30, 1998 and 1997, the nine-month period ended April 30, 1996 and the year ended July 31, 1995, as reviewed by Luchak & Wright, Chartered Accountants of Leduc, Alberta; and for the year ended July 31, 1994 as reviewed by Allison Krull, Chartered Accountants of Edmonton, Alberta.
- Reviewed pro forma financial statements and budgets for a five-year period as prepared by the Company's management.
- Researched aspects of the Company's markets and industry as they relate to the Company's technologies, manufacturing and services. Assessed market, financial and regulatory information on the industry. This research included library and reference material searches of industry surveys, market studies, trade magazines and other publications.
- Reviewed current legislation and documentation regarding any present proposed legislation that could materially affect the operations of the Company.
- Other general corporate and financial information on Raydan Manufacturing Inc. as supplied by the management of the Company.

Evans and Evans has also relied on a letter of representation obtained from the management of the Company, wherein they confirm certain representation and warranties that they made to the authors of the Pricing Analysis, including a general representation that they have no information or knowledge of any facts or material public information not specifically noted in this Pricing Analysis, which, in their view, would reasonably be expected to affect the valuation conclusions expressed herein.

Evans & Evans has not carried out any audit procedures on historical expenditures or financial statements. Nor have the authors of the Pricing Analysis examined the financial accounts of the Company. Nor have Evans & Evans audited the financial statements of the Company. Accordingly, the authors of the Pricing Analysis' reliance on the historical financial information and the financial statements is based solely on the representations of management and on those financial statements as noted above.

The authors of the Pricing Analysis do not express any opinion or offer any other form of assurance regarding the proposed Offering.

2.2 Assumptions and Conditions

In arriving at the conclusions of this Pricing Analysis, the authors of the Report have made the following assumptions:

- Key management continues to be employed by the Company for at least the next thirty-six months.

- The effective tax rate that the Company will attract based on future cash flow will be 45%. This is based on an assessment of the projected earnings of the Company, the fact that intends to become a public company, and the income tax rates that are most likely to be utilized in the foreseeable future against the earnings projected by Raydan's management.

III. THE HEAVY DUTY TRUCK PARTS AND SERVICES INDUSTRY

3.1 Industry Overview

The Heavy Truck and Trailer Industry

In the U.S. there is a total population of 1,557,300 Class 8 trucks with the majority of truck ownership being reported in: for-hire carriers (26.7%), construction/mining/refuse (23%), lease/rental (18.5%), with the balance, in descending order being comprised of private-carrier, owner-operator, agriculture and other. The trailer population of 2,323,800 in the U.S. by vocation is dominated by lease/rental (35.3%), for-hire carrier (33.2%), followed by private-carrier, construction/mining/refuse, owner operator, agriculture and other. These equipment population figures represent the total U.S. market, per se, for Raydan's products.[1]

The heavy-duty truck industry in North America consists of manufacturers engaged in the production of Class 8 trucks, those with a gross vehicle weight rating of more than 33,000 lbs. or 15 tons. The top tier of the U.S.-based heavy duty truck original equipment manufacturers ("OEMs") include Freightliner Corp., Navistar International Corp., PACCAR Inc., Volvo GM Heavy Truck Corp. and Mack Trucks Inc., with combined U.S. sales in 1997 of US$7.5 billion.[2] In 1995, Navistar, Freightliner of Canada Ltd., Western Star Truck Holdings Ltd., and PACCAR accounted for shipments valued at C$3.3 billion, approximately 70% of which was exported to the U.S.

North American sales peaked in 1995 with approximately 228,100 units sold.[3] Sales declined 18% to approximately 187,050 units in 1996, and were expected to drop by another 10% in 1997, though many OEMs are forecasting an increase in sales of 12% to 16% in 1998. The strong North American economic climate is expected to support a 10% expansion of truck fleets every three years,[4] with total forecast sales of 300,000 Class 8 truck in the year 2005.

Today, more than ever, the trucking industry can be viewed from a technological, manufacturer, supplier and operator perspective. Technology is advancing many power and mechanical systems, as OEMs of trucks, parts and components recognize the impact new technologies have on quality, durability and cost of components, and their performance over the life of a vehicle.[5] Suppliers, dealers and distribution networks are well established with there being approximately 50 major distributors supplying parts and components through regional distribution systems in Canada.[6] Operators in Canada and the U.S. recorded strong 'double-digit' growth in the industry's major commodity (tons-hauled) from 1990-1995, and analysts forecast continued growth to 2002.[7]

In Canada, there were over 170 companies (operating approximately 235 plants) in 1995 which achieved combined sales of approximately C$1.3 billion. The primary focus of these

companies was and continues to be the manufacturing of parts and components for trucks, buses, and specialty equipment. In addition, domestically there are currently some 80-100 major companies producing heavy-duty parts and components for original equipment and are active in the repair, overhaul and enhancement of this equipment. In the U.S., there are over 75 major companies active in the manufacturing Class 8 vehicles and component parts with total 1997 sales of US$9.9 billion.[8] Analysts forecasts indicate the potential for US$10.8 billion annualized value for the U.S. after-market parts market segment in 1998.[9]

3.2 Competitive Overview

Raydan faces competition from certain OEMs, like Freightliner who recently acquired Sterling Truck Corp. (formerly Ford Heavy Trucks) and announced plans to develop two new vocational suspension lines. Raydan's primary competition is from manufacturers of truck suspensions, such as Hendrickson Suspension, a division of Hendrickson International, Chalmers Suspension International Inc., and Neway Anchorlok International Inc. Each of these manufacturers produce vocational spring and air ride type suspensions, though none combine a walking beam with air ride, the configuration patented by Raydan. Increasingly, heavy-duty truck OEMs are enhancing existing or developing new components in-house, or strategically aligning with component manufacturers. This is reflected in Freightliner's suspension affiliate and Mack Truck's announcing an alliance with Hendrickson.

There are essentially three types of suspensions used in Class 8 trucks: 1) air rides which use air bags as springs for primarily for on-highway use and have no walking beam and have low roll stability; 2) walking beam suspensions that have either a spring pack, rubber block, solid mount or a walking beam/air bag configuration as developed by Raydan, along with; 3) other assorted suspensions. The spring pack and rubber block varieties are suitable for on/off highway use and offer high roll stability, however, they often have certain suspension maintenance costs due the complexity and high number of parts in the system.

The following table outlines each of these primary competitors, suspension products, and performance comments with prices (where available).

Competitor	Suspension Products	Comments	Pricing (US$)
Chalmers Suspensions Intl.	Rubber block	-moderate maintenance, medium roll stability	n/a
Hendrickson Suspensions	Walking beam – spring pack	-on/off highway, high roll stability, low-mediu suspension maintenance, high truck maintenance	$3,300 to 4,300
	Rubber block	-on/off highway, high roll stability, low-mediu suspension maintenance, very high truck maintenance	n/a
	Solid Mount	-off highway only, high roll stability, low-medium suspension maintenance, extreme truck maintenance	n/a
Neway Anchorlok	Air Ride	-on/off highway, low roll stability, high suspensio maintenance, low truck maintenance	$3,600 to 4,.000

IV. RAYDAN MANUFACTURING INC.

4.1 History and Nature of the Business

Raydan Manufacturing Inc. manufactures, distributes and markets a patented truck suspension system (Air Link) and a patented length/load optimization system for trailers (Easy Slider), as well as operating a parts and service facility for tractors, trailers and heavy equipment. The Company was incorporated in 1992 in order to hold the rights to manufacture the above mentioned products, and began its repair operations in part to fund and support development of these innovative industrial products.

The Company is headquartered in north central Alberta within the Nisku Industrial Park where its head office, service operations and manufacturing facility are located. To date, Raydan has sold or placed over 800 Air Link systems for use in Class 8 (heavy-duty) trucks, off-highway equipment such as mobile cranes and other severe service vehicles, and has sold over 360 Easy Slider units for line-haul, forestry and other trailers. Raydan holds patents registered in Canada and the United States for the Air Link product, and a Canadian registered patent for the Easy Slider product.

4.2 Products, Services and Manufacturing Operations

Raydan manufactures, distributes and markets a patented Air Link suspension system and Easy Slider trailer product, as well as operates a parts and service facility for truck and trailer repair. In 1992, it was incorporated to commercialize these two products after completing the acquisition of the worldwide manufacturing and marketing rights.

The **Air Link** – a drive or tandem-steer axle suspension system for heavy trucks, off-highway vehicles such as cranes, and other severe service vehicles – provides a comfortable highway-type air ride, high roll stability, and enhanced traction. It incorporates a 'walking beam' (that connects the dual drive axles) with air springs (air bags), and has only two moving parts per side. These factors and design features virtually eliminate impact damage and costly repair and maintenance associated with other severe service suspension systems.

Air Link has received above industry average performance ratings in tests conducted by the National Research Council of Canada[10], high praise in numerous trucking editorials[11] and a coveted new product award.[12] A core strength of the system is its versatility in applications in a wide variety of Class 8 trucks and off-highway severe service vehicles with tandem drive and tandem steer* axles.

The following table details some of the areas in which Raydan's products are applicable:

Straight trucks	Tractor	Off-Highway and Severe Service
• Dump*	• Dump	• Quarry Dump
• Mixer*	• Logging	• Mobile Cranes*
• Refuse*	• Tanker	• Non-Civilian Fleets*
• Oilfield Service/Exploration	• Oilfield Service	

The **Easy Slider** trailer system allows the 'kingpin' (the pin that connects the trailer to the truck) position to be adjusted on a fully-loaded connected trailer, thereby allowing weight to be shifted from the truck's drive axles to the trailer axles and vice versa. By varying the overall length of the tractor/trailer unit, the axle weight distribution can be optimized for particular load configurations and road conditions, maximizing payloads and improving traction.

Independent engineering tests commissioned in 1991 showed the Easy Slider system to be equivalent in load carry capacity to a 'normal' fixed kingpin configuration. The Easy Slider automates the costly, time consuming 'old' drop-down pin method, and eliminates wear and costly replacement of guides found in conventional slide systems. Easy Slider can be installed on a variety of trailers, including:

- Off-Highway Trailers of all configurations
- Inter-modal chassis and vans
- Grain, Livestock and Chip Trailers
- Super 'B' Train Doublers
- Bulk haulers
- Tankers

These technologies have been patented in Canada and the United States, are trademarked as "Air Link" and "Easy Slider", and both have gained recognition for use in applications in local, regional and North American markets. Air Link has pre-qualified for OEM placement for a major truck manufacturer, as a replacement suspension in U.S. military heavy-duty service vehicles, and has been accepted by a national, U.S.-based distributor and major Canadian dealer network to truck spring repair shops.

Parts Manufacturing

At present, Raydan Manufacturing Inc. has two facilities; a shared office (3,200 sq. ft.) and shop (7,200 sq. ft.) situated on a 9.6 acre parcel used for the tractor and trailer parts and service; and a dedicated two bay manufacturing facility (6,250 sq. ft.), both of which are in close proximity within the Nisku Industrial Park. The office and shop is shared to some extent with Raydan Transport Ltd., an affiliated company. Raydan Manufacturing Inc. operates from a parts area with a retail counter and two thru-flow industrial bays, one of which is equipped with a high-capacity overhead crane. Raydan has a full compliment of

journeyman welders' (14) and mechanics (9), as well as parts personnel (5), and administrative (3) and sales staff (2).

At present, Raydan has the capacity to produce up to 60 Air Link units per month. Plans are underway to relocate manufacturing to a free-standing 16,000-sq. ft. industrial facility situated on 4 acres of land with direct rail line access. Raydan has retained the services of an Alberta-based industrial engineering firm – Technology Services Group Inc. – to review and assess its present manufacturing processes and systems; report on its findings with alternatives given Raydan's priorities and new plant features; and develop and design the new plant layout and materials handling systems. The new plant is being designed to ramp-up production from an initial 100-200 units per month to design capacity of 1,200 units/month within five years time.

<u>**Heavy Duty Truck Parts Services**</u>

Raydan's parts and service centre supplies a wide-variety of heavy-duty parts used in the repair, overhaul and enhancement of suspensions, drive axles and braking systems to industrial customers in the Nisku Industrial Park and surrounding area. It has secured wholesaler-level distribution with major parts manufacturers/suppliers. The operations service individual operators to major fleets such as the nearby Leduc operations of Centrilift, and Nisku redi-mix operations of Lafarge Canada Inc. The Company's servicing centre for shop-based and mobile repair services is registered as the Nisku-area provincial inspection centre, and a facility to inspect/upgrade imported heavy-duty trucks.

V. PRICING ANALYSIS

5.1 Pricing Approach

In determining a potential price for a business and/or a share(s), there is no single or specific mathematical formula. This is especially the case, where the business's core asset or technology is an intangible asset. The particular approach and the factors to consider for each business will vary in each case. Pricing approaches are primarily income based or asset based.

Pricing approaches applicable to companies that are comprised predominately of intangible assets (e.g., Raydan) can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income-based approach.

Income-based approaches are appropriate where an enterprise's future earnings are likely to support a price in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset-based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

While there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor or notional purchaser will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued.

The income-based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investors' required rate of return on investment.

Having regard to Raydan's current situation, including the nature of its technologies and services and its specific stage of development, it is the view of the authors of the Pricing Analysis that an income-based approach should serve as the primary indicator of the price for the Company. In this regard, a Discounted Cash Flow Approach is used as the primary

approach for Pricing purposes for both the Company's technology and its Parts and Services division..

Evans & Evans also used another, separate confirmation analysis approach. This approach was a Comparable Companies Approach. The comparable companies' data was derived from data relating to the stock market trading prices of the common shares of public companies comparable to Raydan Manufacturing Inc.

5.2 Corporate Financial Analysis

Over the last 5 years, Raydan has continued to maintain a viable, ancillary business while developing the Air Link system.

Financial Position

Evans & Evans reviewed the draft audited Balance Sheets of the Company as at April 30, 1998, 1997, 1996, 1995, and 1994.

Balance Sheet	30-Apr-98	% of Assets	30-Apr-97	% of Assets	30-Apr-96	% of Assets	31-Jul-95	% of Assets	31-Jul-94	% of Assets
Assets										
Current Assets										
Accounts Receivable	673,722	43%	525,448	45%	425,896	46%	302,889	37%	274,653	36%
Inventory	365,372	23%	287,690	25%	211,960	23%	209,510	26%	235,342	31%
Prepaid Expenses	35,495	2%	7,292	1%	4,502	0%	2,716	0%	9,828	1%
Due from shareholder	-	0%	-	0%	-	0%	-	0%	4,735	1%
	1,074,589	69%	820,430	70%	642,358	70%	515,115	64%	524,558	69%
Deferred Product Development	300,080	19%	228,422	20%	234,341	25%	234,341	29%	190,363	25%
Net Property, Plant and Equipment	188,394	12%	114,989	10%	46,550	5%	60,866	8%	41,647	6%
	1,563,063	100%	1,163,841	100%	923,249	100%	810,322	100%	756,568	100%
Liabilities										
Current Liabilities										
Bank indebtedness	26,182	2%	26,822	2%	7,341	1%	17,533	2%	330,653	44%
Accounts Payable	304,755	19%	266,054	23%	351,775	38%	145,659	18%	93,774	12%
Current Portion of long term debt	49,706	3%	50,564	4%	41,761	5%	41,761	5%	19,940	3%
	380,643	23%	343,440	27%	400,877	43%	204,953	23%	444,367	15%
Long Term Liabilities										
Conditional Sales Agreements	16,240	1%	27,803	2%	10,747	1%	15,353	2%	1,156	0%
Bank Loans	181,400	12%	214,500	18%	160,938	17%	189,434	23%	69,365	9%
Advances from Affiliated Company	974,559	62%	621,481	53%	415,214	45%	484,959	60%	198,848	26%
Less current portion of long term debt	(49,706)	-3%	(50,564)	-4%	(41,761)	-5%	(41,761)	-5%	(19,940)	-3%
Deferred Income Taxes	17,798	1%	8,425	1%	-	0%	-	0%	13,100	2%
	1,140,291	73%	821,645	71%	545,138	59%	647,985	80%	262,529	35%
Shareholders' Equity										
Capital Stock	934	0%	934	0%	934	0%	934	0%	1,000	0%
Retained Earnings	41,195	3%	(2,178)	0%	(23,700)	-3%	(43,550)	-5%	48,672	6%
	1,563,063	100%	1,163,841	100%	923,249	100%	810,322	100%	756,568	100%

Raydan has net working capital of approximately $700,000, with current assets of over $1 million and current liabilities of under $400,000. Other than a long term bank loan of $181,000, the Company's only other major long term debt consists of approximately

$975,000 payable to Raydan Transport Ltd. This loan is non-interest bearing and has no fixed repayment terms.

Raydan has capital assets before amortization of $289,000 and deferred product development and marketing costs of $300,000. The deferred costs relate to the development of Air Link and Easy Slider; however, only a portion of development costs have been capitalized as substantial development was undertaken by the original inventor and other expenditures which have been incurred by Raydan and its affiliate company have been expensed. The capitalized portion of these costs are being amortized as a result of the products reaching commercialization stage. In total over 800 Air Link units have been sold to-date.

Raydan has little debt, other than advances from its affiliate, Raydan Transport Inc. Only a portion of development costs have been capitalized as most of development was undertaken by a preceding proprietor. Other expenditures which have been incurred by Raydan and its affiliate company have been expensed.

Financial Performance

The Company's financial results, as based solely on its Parts and Services division and inter-company sales, are presented herein and followed by a discussion of items and trends relating to the Company's revenue and expenses over time:

Income Statement	Year ended 30-Apr-98	% of Sales	Year ended 30-Apr-97	% of Sales	9-months ended 30-Apr-96	% of Sales	Year ended 31-Jul-95	% of Sales	Year ended 31-Jul-94	% of Sales
Revenues										
Parts and Service	2,053,958	70%	1,533,797	68%	915,652	74%	1,148,237	76%	951,883	100%
Inter-Company Sales	859,812	30%	705,933	32%	327,064	26%	360,286	24%	-	0%
	2,913,770	100%	2,239,730	100%	1,242,716	100%	1,508,523	100%	951,883	100%
Direct Costs	2,191,144	75%	1,660,780	74%	925,770	74%	1,231,144	82%	621,991	65%
Gross Margin	722,626	25%	578,950	26%	316,946	26%	277,379	18%	329,892	35%
Expenses										
Wages	189,586	7%	164,201	7%	98,742	8%	146,885	10%	147,219	15%
Amortization of Deferred Costs	27,863	1%	-	0%	-	0%	-	0%	-	0%
General and Administration	406,149	14%	343,055	15%	177,579	14%	199,724	13%	165,471	17%
	623,599	21%	507,256	23%	276,321	22%	346,609	23%	312,690	33%
Net Income (Loss)	99,028	3%	71,693	3%	40,626	3%	(69,230)	-5%	17,202	2%

Raydan, based on its parts and services and inter-company sales, had gross revenues of $2.9 million in 1998, of which $2.0 million was from Parts and Service and $0.9 million from sales to Raydan Transport Ltd. While revenue from both sources has increased significantly over the years, costs have been kept in line with the revenue increases, allowing for an increase in profitability every year since 1995. Where total sales have increased by more over 200% over the last five years, net income has increased by over 475%. The authors of the Pricing Analysis have also confirmed, based on three months performance for fiscal 1999, that the Company's forecast performance is reasonable.

The Company's direct costs have remained at or around 75% of revenue, and expenses have been fairly steady in the low to mid twenty percent range.

Financial Projections

Management of the Company has provided a financial projection for the year ended April 30, 1999 and projected sales for the 5 years ending April 30, 2004. The projected income statement has been summarized below, and encompasses all sales and service revenue unrelated to the Company's new technology and related sales of the Air Link product. The financial projections are based on the assumption that the Company is able to raise sufficient and timely funding.

5 Year Projected Income Statement

	1999		2000		2001		2002		2003	
Revenues										
Product Sales - Easy Slider	100,000	6%	200,000	10%	400,000	15%	800,000	23%	1,600,000	33%
Parts and Service	1,381,000	82%	1,657,200	79%	1,988,640	75%	2,386,368	68%	2,863,642	59%
Inter-Company sales	211,000	12%	242,650	12%	279,048	10%	320,905	9%	369,040	8%
Total	1,692,000	100%	2,099,850	100%	2,667,688	100%	3,507,273	100%	4,832,682	100%
Direct Costs	1,150,560	68%	1,427,898	68%	1,814,028	68%	2,384,945	68%	3,286,224	68%
Gross Margin	541,440	32%	671,952	32%	853,660	32%	1,122,327	32%	1,546,458	32%
Expenses										
General and Administration	287,640	17%	356,975	17%	453,507	17%	596,236	17%	821,556	17%
Total	287,640	17%	356,975	17%	453,507	17%	596,236	17%	821,556	17%
Income before taxes	253,800	15%	314,978	15%	400,153	15%	526,091	15%	724,902	15%
Income Taxes	114,210	7%	141,740	7%	180,069	7%	236,741	7%	326,206	7%
Net Income	139,590	8%	173,238	8%	220,084	8%	289,350	8%	398,696	8%

The financial projections detailed in the preceding table are based upon the following assumptions:

- Parts and Service revenue is forecast to grow by 20% per year.
- Inter-Company sales are expected to grow by 15% per year.
- Direct costs for 1999 are based on the average of 1998 actual percentage of sales (75%) and 1999 forecast percentage (60%).
- General and Administrative expenses are held constant moving forward at 17% of sales.
- Income tax held constant at 45%.

5.3 Discounted Cash Flow Approach – Parts and Services Division

In selecting an appropriate discount rate to apply to the Parts and Services division of Raydan Manufacturing Inc.'s future after-tax cash flow, the authors of this Pricing Analysis considered the influence of both internal and external factors as they relate to the business risk of the Company. Internal factors included the nature of the Company's business and its operating environment, potential and existing demand for such services, and personnel expertise. External factors considered include general industry conditions, as well as market requirements for this type of business, general economic conditions, and the competition.

In carrying out the calculations, in terms of a Discounted Cash Flow Analysis, for this segment of the Company, Evans & Evans' assessment of the risk associated with the Company is low to moderate. This has resulted in the application of discount rates of 15% and 20%, to the projected after-tax cash flow for the next five years

Furthermore, in order to consider the going concern value of Raydan Manufacturing Inc. thereafter, a residual value of 3.5 times (3.5x) the after-tax cash flow generated five years into the future has been used in order to reflect the present risk of the on-going nature of the Company. In doing this, the authors of the Pricing Analysis have determined that the indicated price of Raydan's Parts and Services division is within an approximate range of $950,000 and $1.1 million. For further information related to the Discounted Cash Flow Analysis, please refer to Schedule 1 provided as an appendix to the Report.

5.4 Discounted Cash Flow Approach – Technology Division

As described in Section 5.3, the selection of discount rates for a company's future after-tax cash flow includes looking at both internal and external factors as they relate to the business risk of the Company. With regards to Raydan Manufacturing Inc., the key factors included the nature of the Company's technology, potential and existing demand for such technology, and personnel expertise the develops and manages the technology. External factors considered include general industry conditions, as well as market requirements for this type of business, general economic conditions, and the competition.

In carrying out the calculations, in terms of a Discounted Cash Flow Analysis, for this segment of the Company, Evans & Evans' assessment of the risk associated with the Company is moderate to high. This has resulted in the application of discount rates of 25% and 35%, to the projected after-tax cash flow for the next five years

Furthermore, in order to consider the going concern value of Raydan Manufacturing Inc. thereafter, a residual value of 2.0 times (2.0x) the after-tax cash flow generated five years into the future has been used in order to reflect the present risk of the on-going nature of the Company. In doing this, the authors of the Pricing Analysis have determined that the indicated price of Raydan's technology division is within an approximate range of $3.4 million and $4.5 million. For further information related to the Discounted Cash Flow Analysis, please refer to Schedule 2 provided as an appendix of the Report.

5.5 Comparable Companies Approach

Evans & Evans reviewed the implied price for the shares of the Raydan Manufacturing Inc. based on the stock market trading of common shares of comparable companies in the automotive parts manufacturing industry. It should be explicitly noted, however, that the companies included in the following analysis may vary widely in operations and structure in relation to Raydan Manufacturing Inc. The following companies, however, do operate within the same and/or similar industries, and typically maintain a very similar clientele base.

When referring to the companies for which a Market Capitalization/Revenue ratio was found, the ratio average was 0.5x revenue for the companies considered in the analysis. Therefore, with regards to the Raydan Manufacturing Inc., the authors of this Pricing Analysis developed a range of value by applying a revenue multiple of 0.4x and a multiple of 0.6x to the Raydan's Fiscal year 1999 projected revenues of $11.1million.

This Comparable Companies Approach indicates a value for the Company in the range of $4.4 million to $6.7 million. Evans & Evans concludes that when using the Comparable Companies Approach, the indicated price of Raydan Manufacturing Inc. as of the Pricing

Analysis date satisfactorily confirms the price range derived through the primary pricing approach.

Company	Exchange	Price/ Share	Market Cap. ($ mil.)	Revenue ($ mil.)	Market Cap/ Revenue	P/E Ratio
AQM Automotive Corporation	TSE/NASDAQ	0.27	3.2[E]	10.4	0.3	25.0
Autocam Corporation	NASDAQ	12.00	72.8	90.4	0.8	9.4
Durakon Industries, Inc.	NASDAQ	9.63	59.3	179.9	0.3	15.7
Hastings Manufacturing Company	AMEX	19.25	15.1	35.6	0.4	11.1
Hilite Industries, Inc.	NASDAQ	7.63	37.4	87.2	0.4	8.3
McCOY Bros. Inc.	TSE	2.15	13.7[A]	63.3	0.2	7.6
Meridian Technologies Inc.	TSE	10.50	345.5[E]	365.8	0.9	40.0
Noble International Ltd.	AMEX	6.50	46.5	24.4	1.9	20.2
Thermal Control Technologies Corp.	ASE/OTC	0.90	7.0	7.1	1.0	11.4
Twin Disc, Incorporated	NYSE	23.00	65.4	202.6	0.3	7.0
Wescast Industries Inc.	TSE/NASDAQ	21.50	281.4	160.5	1.8	0.0
Market Averages			**86.1**	**111.6**	**0.5[1]**	**10.1[2]**

Notes: (A) – Approximated
(E) – Estimated
(1) – Excludes outliers of Noble International Ltd. and Westcast Industries Inc. for normalizing purposes.
(2) – Excludes outliers of AQM Automotive Corporation and Meridian Technologies Inc. for normalizing purposes.

Evans & Evans advises the reader that caution must be taken when implying value, given any information on the above-noted companies.

Reasons for the difficulty in making comparisons between Raydan Manufacturing Inc. and the above-noted companies is due to: (1) the difference in size between the above-noted companies who may have organizational structures and customer bases not fully comparable to the Company; (2) the fact that market price (i.e., which includes transient booms and busts) does not equal fair market value, (3) the services of the above-noted companies may be somewhat differentiated from that of the Company; and (4) the above-noted companies may also derive revenue from markets in which Raydan is not active. Following are brief descriptions of the industry participants listed above.

AQM Automotive Corporation – is a publicly traded, Canadian based holding company whose shares are traded on the Toronto Stock Exchange and the NASDAQ OTC Bulletin Boards. The company's core business consists of the procurement, manufacture, packaging and distribution of automotive fuel filters, automatic transmission filter kits, breather elements and cabin air filters. Sales are across the spectrum of the automotive after-market industry.

Autocam Corporation – designs and manufactures machine-tooled precision components for the automotive instruments industry. Its namesake automatic cam-driven turning machines

grind out components used in automotive fuel systems and antilock brake systems. The company markets its products primarily to OEMs and their suppliers.

Durakon Industries, Inc. – makes truck accessories and vehicle transportation and towing equipment. The company's products include bedliners, brand wheel covers, truckbed mats, storage units and utility trays.

Hastings Manufacturing Company – produces and sells a broad range of mechanical parts and mechanics' hand tools. Products include automotive piston rings, oil and fuel filters, oil additives, engine parts, motor oil, crankcase and transmission additives, radiator parts, and other accessories for automobiles, light and heavy duty trucks.

Hilite Industries, Inc. – produces components and assemblies for the automotive industry. Products include brake systems and brake proportioning valves for passenger cars and light duty trucks. The company sells to auto manufacturers as well as to third party suppliers.

McCoy Bros Inc. – is based out of Edmonton, Alberta and operates in various industry areas including specialized truck service for suspensions, frames and brakes; specialty manufacturing of springs, axles and trailers, and distribution of parts and accessories for both light and heavy duty trucks.

Meridian Technologies Inc. – maintains as its primary business the manufacturing of magnesium and aluminum die cast automotive components. Through the first half of October 1998, the company was publicly traded on the Toronto Stock Exchange. However, the controlling shareholders successfully completed a friendly take-over of the public shares and as of October 15, 1998, the company was delisted.

Noble International, Ltd. – is a full service supplier of automotive parts and tooling services to large car manufacturers. The company's services include prototype mold design and construction, automotive part coating and paining, component manufacturing, and tool and machine parts distribution. The company was formulated to acquire and consolidate auto component suppliers.

Thermal Control Technologies Corp. – is a manufacturer of advanced heat exchange equipment for sale and distribution into the automotive, heavy duty truck and industrial equipment industries. The company's major product line is a revolutionary charge air coolers for after-market installation on Class 8 heavy duty trucks and on buses. The company is also an OEM supplier of complete cooling systems to heavy duty trucking and industrial manufacturers.

Twin Disc, Incorporated – engineers, manufactures, and markets heavy-duty transmission equipment for off-highway vehicles. The company makes hydraulic torque converters, power-shift transmissions, universal joints, industrial clutches, and control systems. The

company sells its products to OEMs, which use them in such heavy-duty applications as large trucks and tractors.

Wescast Industries, Inc. – is the largest supplier of exhaust manifolds in the world, and sells the car and truck segments of the industry. The company offers the design, prototyping, manufacturing and testing services of its products. The company operates five plants in Ontario, Canada and is currently building a sixth.

VI. CONCLUSIONS

6.1 Pricing Conclusions

The authors of the Pricing Analysis have determined the potential price of Raydan Manufacturing Inc. utilizing a Discounted Cash Flow Approach for its two notional divisions, Parts and Services division and technology division. The following table summarizes the authors conclusions.

Valuation Method	Low	High
Discounted Cash Flow Approach – Parts and Services	$950,000	$1.1 million
Discounted Cash Flow Approach – Technology	$3.4 million	$4.5 million
Comparable Companies Approach	$5.5 million (midpoint)	

The authors of the Report have concluded that the potential price of Raydan Manufacturing Inc. is within the approximate range of $4.4 million and $5.6 million. If asked to determine a specific price, Evans & Evans would select the midpoint, or approximately $5 million.

This Pricing Analysis is subject to the assumptions set out in Sections 2.1 and 2.2.

6.2 Statement of Independence

Neither Evans & Evans, Inc., nor anyone of the partners or employees of Evans & Evans, Inc. who have been involved in the preparation of this Pricing Analysis have, or anticipates the acquisition of any interest in the assets, shares or business undertakings of Raydan Manufacturing Inc. or any related organizations.

6.3 Credentials of Evans & Evans, Inc.

The Pricing Analysis preparation, and related fieldwork and due diligence investigations, were carried out by Michael A. Evans and Richard W. Evans. Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past ten years, he has been extensively involved in the financial services and management consulting fields in Vancouver where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 100 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver Stock Exchange and the British Columbia Securities Commission as well as for private purposes.

Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales. Mr. Evans also possesses several years' management experience in the food services industry with McDonald's Restaurants of Canada Ltd. in Richmond, British Columbia (1977-1980). Mr. Evans is a recent Instructor at the British Columbia Institute of Technology in the Faculty of Business. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours; and the professional designations of Chartered Financial Analyst (CFA) and Chartered Business Valuator (CBV). Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA) and the Canadian Institute of Chartered Business Valuators (CICBV). Richard W. Evans, Principal, began full-time work with Evans & Evans, Inc. in 1992. Since then he has been involved in the financial services and management consulting fields and has been involved in the preparation of over 50 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver and Alberta Stock Exchanges and the British Columbia and Alberta Securities Commissions as well as for private purposes. For ten years previous to this, he was extensively involved in the computer industry in Vancouver where he served for two years as the General Manager of Sidus Systems Inc. responsible for the company's C$15 million business operation in Western Canada. Previous to this, he spent eight years with Digital Equipment of Canada Limited where he was involved in a technical support, project management, sales, marketing and finally in a management capacity in the company's direct and channel organizations. In his capacity with Digital and Sidus he was involved in assessing and assisting various technology companies with their marketing and financial operations. Furthermore, he was involved with over fifty software, hardware and telecommunications organizations in establishing various OEM, distribution and VAR marketing agreements with Digital and Sidus. Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours. Mr. Evans is a Registered Student in the British Columbia Chapter of the Canadian Institute of Chartered Business Valuators (CICBV).

Evans & Evans, Inc.

EVANS & EVANS, INC.

Endnotes

[1] The Structure of the U.S. Trucking Industry, Newpart Communications,www.heavytruck.com, 1997
[2] Manufacturing USA, SIC-3713 Truck & Bus Bodies, pp. 1972-1977, 1997, and Motor Vehicles and Car Bodies, pp. 1966-1971, 1997.
[3] Pacific Business News, Unexpected demand spurs truck building, Vol. 25, Issue 25, p37, 1997
[4] Pacific Business News, Unexpected demand spurs truck building, Vol. 25, Issue 25, p37, 1997
[5] The Evolving Truck Customer, by Meritor Field and ....,
[6] Industry Canada - Strategis. Automotive and Transportation Industries, Aftermarket Manufacturing and Distribution, March 18, 1996.
[7] The Canadian Truck Market, Today's Trucking Magazine, Jan., 1998.
[8] Manufacturing USA, SIC-3713 Truck & Bus Bodies, pp. 1972-1977, 1997.
[9] Manufacturing – a Future in Sales, Today's Trucking Magazine, September, 1998, p. 28-29.
[10] National Research Council
[11] Air Link trade press
[12] Crystal Award from Construction Equipment Magazine in 1995 as being among the Top 100 New Products.

Schedule 1 - Discounted Cash Flow Approach- Parts & Service

Raydan 5 Year Projections
Discounted Cash Flow

		1999	%	2000	%	2001	%	2002	%	2003	%
Revenue		1,692,000	100%	2,099,850	100%	2,667,688	100%	3,507,273	100%	4,832,682	100%
Cost of Sales		1,150,560	68%	1,427,898	68%	1,814,028	68%	2,384,945	68%	3,286,224	68%
Gross Margin		541,440	32%	671,952	32%	853,660	32%	1,122,327	32%	1,546,458	32%
General & Operating Expenses		287,640	17%	356,975	17%	453,507	17%	596,236	17%	821,556	17%
Operating Profits before Tax		253,800	15%	314,978	15%	400,153	15%	526,091	15%	724,902	15%
Normalize - Revenues/Expenses											
Addition of Interest Expense		-36,206		-34,613		33,289		33,289		33,289	
Addition of Management Salary		-60,000		-60,000		-60,000		-60,000		-60,000	
Net Income Before Tax		157,594	9%	220,365	10%	373,442	14%	499,380	14%	698,191	14%
Add: Amortization		93,014		83,713		75,341		0		0	
Cash Flow before Tax		250,608		304,077		448,783		499,380		698,191	
Tax @	45%	112,774		136,835		201,953		224,721		314,186	
Cash Flow After Tax		137,834		167,242		246,831		274,659		384,005	
One Time Capital Expenditures		-		0		0		0		0	
Less: Tax Shield Related Thereto:											
(500,000 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))		0									
Sustaining Capital Reinvestment											
(Assumed annually @ $0)											
Less: Tax Shield Related Thereto:											
(0 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))		0		0		0		0		0	
Sustaining Capital Reinvestment,											
Net of Related Tax Shield (Rounded)		0		0		0		0		0	
Cash Flow		137,834		167,242		167,242		246,831		274,659	
Capital Expenditures		0		0		0		0		0	
Working Capital Requirements		-		-		-		-		-	
Net Cash Flow		137,834		167,242		167,242		246,831		274,659	
Discounted Cash Flow @	15%	119,856		126,459		109,965		141,126		136,554	
Discounted Cash Flow @	20%	114,862		116,141		96,784		119,035		110,379	
Add: Residual Value (3.5 x Year 2003) and apply Discount Rate of @15%										477,939	
Add: Residual Value (3.5 x Year 2003) and apply Discount Rate of @20%										386,327	
Total Discounted Cash Flow @15%, say										1,111,899	
Total Discounted Cash Flow @20%, say										943,528	
Midpoint, say										1,027,714	
Midpoint, Rounded										1,000,000	
Potential Price C$, Say										1,000,000	
Assumed Annual Sustaining Capital Reinvestment		0									
	High	0.15									
	Low	0.2									
	av	0.175									

Assumptions

Gross margin percentage of sales remains constant over the 5 year period as per management's 1999 forecast
General and operating expenses based on 1998 actual percent and assumed constant
Amortization to decrease by 10% per year.
Additional Interest Expense is owed each year as adjusted for in the normalization section.
Additional Management Salary is paid each year of $60,000.

Schedule 2 - Discounted Cash Flow Approach - Technology

Air Link 5 year Projections
Discounted Cash Flow

			1999	%	2000	%	2001	%	2002	%	2003	%
Management's "High" Revenue Projections			11,272,500		22,207,500		32,045,000		34,130,000		42,670,000	
Less US Military & Paccar sales			(1,890,000)		(8,100,000)		(11,900,000)		(14,875,000)		(18,593,750)	
Revised Revenue			9,382,500	100%	14,107,500	100%	20,145,000	100%	19,255,000	100%	24,076,250	100%
Cost of Sales			5,512,956	59%	8,289,265	59%	11,836,771	59%	11,313,826	59%	14,146,689	59%
Gross Margin			3,869,544	41%	5,818,235	41%	8,308,229	41%	7,941,174	41%	9,929,561	41%
General & Operating Expenses			2,251,438	24%	3,385,256	24%	4,834,023	24%	4,620,457	24%	5,777,371	24%
Operating Profits before Tax			1,618,106	17%	2,432,980	17%	3,474,207	17%	3,320,718	17%	4,152,190	17%
Net Income Before Tax			**1,618,106**		**2,432,980**		**3,474,207**		**3,320,718**		**4,152,190**	
Add: Amortization			93,014	1.0%	186,028	1.3%	148,822	0.7%	119,058	0.6%	95,246	0.4%
Cash Flow before Tax			1,711,120		2,619,008		3,623,029		3,439,775		4,247,437	
	Tax @	45%	770,004		1,178,553		1,630,363		1,547,899		1,911,347	
Cash Flow After Tax			941,116		1,440,454		1,992,665		1,891,877		2,336,090	
One Time Capital Expenditures			500,000		0		0		0		0	
Less: Tax Shield Related Thereto:												
(500,000 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))			133,092									
Sustaining Capital Reinvestment												
(Assumed annually @ $0)												
Less: Tax Shield Related Thereto:												
(0 x .45 x .20) / (.12+.2) x (1-(.12/2(1+.12)))			0		0		0		0		0	
Sustaining Capital Reinvestment,												
Net of Related Tax Shield (Rounded)			0		0		0		0		0	
Cash Flow			574,208		1,440,454		1,440,454		1,992,666		1,891,877	
Capital Expenditures			0		0		0		0		0	
Working Capital Requirements			100,000		100,000		100,000		100,000		100,000	
Net Cash Flow			474,208		1,340,454		1,340,454		1,892,666		1,791,877	
Discounted Cash Flow @		25%	379,366		857,891		686,313		775,236		587,162	
Discounted Cash Flow @		35%	351,265		735,503		544,817		569,822		399,613	
Add: Residual Value (2 x Year 2003) and apply Discount Rate of @25%											1,174,324	
Add: Residual Value (2 x Year 2003) and apply Discount Rate of @35%											799,225	
Total Discounted Cash Flow @25%, say											4,460,292	
Total Discounted Cash Flow @35%, say											3,400,245	
Midpoint, say											3,930,268	
Midpoint, Rounded											3,900,000	
Fair Market Value C$, Say											3,900,000	
Assumed Annual Sustaining Capital Reinvestment			0									
	High		0.25									
	Low		0.35									
	av		0.3									

Assumptions

Projected revenue was decreased by the US Military and Paccar sales due to being in the preliminary stages of discussions.
Gross margin percentage of sales remains constant over the 5 year period as per management's 1999 forecast
General and operating expenses based on 1998 actual percent and assumed constant
Amortization to double in year 2000 due to depreciation of new plant facility completed in 1999. Thereafter depreciation to decrease 20% per year.
Working capital requirements will remain at $100,000 per year
One time capital expenditure for new mass production facility to be $500,000.

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER

RAYDAN MANUFACTURING INC.

CUSIP No.
IF KNOWN 75461P108 File No.

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY OR CORPORATE NAME
RICHARDSON
Margaret Joan
C/o
Nisku, Ab.

INSIDER NUMBER IF KNOWN

CUSIP NO.

BUSINESS TELEPHONE NUMBER
(780) - 955-2859

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☒

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY)
ENGLISH ☒
FRENCH ☐

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA ☒ MANITOBA ☐
BANK ACT ☐ ONTARIO ☐
BRITISH COLUMBIA ☒ QUEBEC ☐
SASKATCHEWAN ☐
CBCA ☐ OTHERS ____

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER
0005

DATE OF LAST REPORT FILED (day/month/year)
OR
IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (day/month/year) 03/07/01

CHANGE FROM LAST REPORT YES ☐ NO ☒

5. INSIDER HOLDINGS AND CHANGES (if initial report complete columns A, D, E and F only, and list securities of all classes held – see also instruction 5)

A Designation of Class of Securities	B Previous Balance of Class of Securities Traded	C Transactions SEC. CODE	DATE DAY/MONTH/YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E OWNER-SHIP	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
Class "A" Common	0		03/07/01	20	93,750		0.00016		93,750	0	
Class "A" common	93,750		03/07/01	10	6000		0.50		99,750	0	

ATTACHMENT YES ☐ NO ☒

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR RECORDS

6. REMARKS

7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DAY / MONTH / YEAR
Margaret Joan Richardson	[signature]	31/07/01

INSIDER REPORT

Clear Form

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4298 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RAYDAN MANUFACTURING INC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 13 06 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ENGLISH

GIVEN NAMES: RAYMOND WILLIAM

NO.: 218 STREET: TORY CRESCENT APT:

CITY: EDMONTON

PROV.: ALBERTA POSTAL CODE: T6R 3A6

BUSINESS TELEPHONE NUMBER: 780 - 955 - 2859

BUSINESS FAX NUMBER: 780 - 955 - 2386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class A Common	2935850	07	01	03	10	3000	0	.55		2938850		
Class A Common	2938850	07	01	03	10	3000	0	.65		2941850		

ATTACHMENT ☑ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H B — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Raymond English

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 23 01 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the *jurisdictions indicated above. Other required information will remain confidential and will not be* disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RAYDAN MANUFACTURING INC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03 07 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ENGLISH

GIVEN NAMES: RAYMOND WILLIAM

NO. STREET APT: 218 TORY CRESCENT

CITY: EDMONTON

PROV.: ALBERTA POSTAL CODE: T6R 3A6

BUSINESS TELEPHONE NUMBER: 780 - 955 - 2859

BUSINESS FAX NUMBER: 780 - 955 - 2386

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class A Common	2921850	29 05 02	10	14,000		.754		2935850		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RAYMOND ENGLISH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/06/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER

RAYDAN MANUFACTURING INC.

CUSIP No. IF KNOWN 75461P108 File No.

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 0045

DATE OF LAST REPORT FILED (day/month/year) OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (day/month/year): 03/07/01

CHANGE FROM LAST REPORT: YES ☐ NO ☒

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY OR CORPORATE NAME
English
Raymond W. English

ADDRESS
Site 9 RR2
Box69 Leduc, Alberta T9E 2X2

INSIDER NUMBER IF KNOWN

CUSIP NO.

BUSINESS TELEPHONE NUMBER
(780) - 955-2859

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☒

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH ☒ FRENCH ☐

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	☒	MANITOBA	☐
BANK ACT	☐	ONTARIO	☐
BRITISH COLUMBIA	☒	QUEBEC	☐
		SASKATCHEWAN	☐
CBCA	☐	OTHERS	______

5. INSIDER HOLDINGS AND CHANGES (if initial report complete columns A, D, E and F only, and list securities of all classes held – see also instruction 5)

A: Designation of Class of Securities	B: Previous Balance of Class of Securities Traded	C: SEC. CODE	DATE DAY/MONTH/YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	$ US	D: PRESENT BALANCE OF CLASS OF SECURITIES HELD	E: OWNER -SHIP	F: IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
Class "A" Common	0		03/07/01	20	2,921,850		0.00016		2,921,850	0	
options			0307/01	96	200,000		0.50			0	

ATTACHMENT YES ☐ NO ☒

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR RECORDS

6. REMARKS

7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DAY / MONTH / YEAR
Raymond W. English	[signature]	31/07/01

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER
RAYDAN MANUFACTURING INC.

CUSIP No. IF KNOWN 75461P108 File No.

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 0045

DATE OF LAST REPORT FILED (day/month/year) OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (day/month/year): 03/07/01

CHANGE FROM LAST REPORT YES ☐ NO ☒

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY OR CORPORATE NAME
English
Danny E. English
ADDRESS
50, 51052, RR2
Sherwood Park,AB T8C 1H1

INSIDER NUMBER IF KNOWN

CUSIP NO.

BUSINESS TELEPHONE NUMBER
(780) - 955-2859

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☒

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY)
ENGLISH ☒
FRENCH ☐

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	☒	MANITOBA	☐
BANK ACT	☐	ONTARIO	☐
BRITISH COLUMBIA	☒	QUEBEC	☐
		SASKATCHEWAN	☐
CBCA	☐	OTHERS	______

5. INSIDER HOLDINGS AND CHANGES (if initial report complete columns A, D, E and F only, and list securities of all classes held – see also instruction 5)

A	B	C Transactions							D	E	F
Designation of Class of Securities	Previous Balance of Class of Securities Traded	SEC. CODE	DATE DAY/MONTH/YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	OWNER -SHIP	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
Class "A" Common	0		03/07/01	20	2,921,850		0.00016		2,921,850	0	
Options			03/07/01	96	200,000		0.50				

ATTACHMENT YES ☐ NO ☒

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR RECORDS

6. REMARKS

7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DAY / MONTH / YEAR
Danny E. English	[signature]	31/07/01

CIBC MELLON TRANSFER SYSTEM
HOLDER LIST AS AT 2003/01/31

CORPORATION 6597

WE HEREBY CERTIFY THAT THE FOLLOWING IS A TRUE AND CORRECT LIST OF HOLDERS OF CERTIFICATES OF THE COMPANY AND ISSUE(S) INDICATED AS SHOWN BY THE BOOKS OF RECORD KEPT IN THIS OFFICE AS AT THE CLOSE OF BUSINESS ON 2003/01/31

ISSUE(S)

1 - COMMON

SELECTION CRITERIA

CERTIFICATED HOLDINGS
RANGE FROM 0 TO 99,999,999,999
LIST OPTION - ALL HOLDERS

03 AUG 20 AM 21

E. AND O.E.

AUTHORIZED SIGNATORY, CIBC MELLON TRUST COMPANY

RAYDAN MANUFACTURING INC.

RMS802

CIBC Mellon

HOLDER LIST AS AT 2003/01/31

CORP :6597 SYS:2 ISSUE:1
RAYDAN MANUFACTURING INC. / COMMON

15951098 HOLDINGS: 296566 ALBERTA LTD, 51 LAKEVIEW CRES E BROOKS, AB T1R OL9	20,000	15951127 HOLDINGS: GLADYS V BARTZ, 9239 62 ST NW EDMONTON, AB T6B 1N9	10,000	15951117 HOLDINGS: JACK ROBERT BURGESS, PO BOX 133 SEBA BEACH, AB TOE 2BO	10,000
15949705 HOLDINGS: CAGE LOGISTICS INC, 5814 57A AVE TABER, AB T1G 1Y4	13,333	14780 HOLDINGS: CDS & CO, 25 THE ESPLANADE BOX 1038 STATION A TORONTO, ON M5E 1W5	5,624,164	15949706 HOLDINGS: GERALD CHEROT, 119 LAKE NEWELL CRES E BROOKS, AB T1R OL6	13,333
15949698 HOLDINGS: JOHN R COOK, 10417 27A AVE NW EDMONTON, AB T6J 4B8	230,209	15951091 HOLDINGS: GORDON MARIO DEBLASIO, PO BOX 2045 BROOKS, AB T1R 1C7	20,000	15951120 HOLDINGS: DFL ENERGY SERVICES INC, 9707 67 AVE NW EDMONTON, AB T6E OP1	10,000
15949699 HOLDINGS: CHRISTOPHER ENGLISH, 439 BYRNE CRES SW EDMONTON, AB T6W 1E2	56,251	15949696 HOLDINGS: DANNY E ENGLISH, 50 51052 RANGE ROAD 225 SHERWOOD PARK, AB T8C 1H1	2,629,665	17503593 HOLDINGS: DANNY E ENGLISH, 50-51052 RANGE RD 225 SHERWOOD PARK, AB T8C 1H1	206,471
15949694 HOLDINGS: RAYMOND W ENGLISH, 218 TORY CRES EDMONTON, AB T6R 3A6	2,921,850	15949721 HOLDINGS: J OUDMAN FARMS, 14619 108 AVE NW EDMONTON, AB T5N 1G9	26,666	15951151 HOLDINGS: RALPH GLANZ, 5910 107 ST NW EDMONTON, AB T6H 4S7	6,333

CORP :6597 SYS:2 ISSUE:1
RAYDAN MANUFACTURING INC. / COMMON

15949707 HOLDINGS: 66,666
DARREN GRINDE,
5124 114A ST NW
EDMONTON, AB
T6H 3M6

15949708 HOLDINGS: 33,333
H.R.T. STEEL INDUSTRIES LTD,
1901 5 ST
NISKU, AB
T9E 7V7

15949704 HOLDINGS: 13,333
BIG FIVE HOLDINGS,
12 26526 TR 511
SPRUCE GROVE, AB
T7Y 1G2

2409487 HOLDINGS: 70,000
GORDON G HOOVER,
80 WILLOW PARK GREEN SE
CALGARY, AB
T2J 3L1

15973868 HOLDINGS: 3,000
WILBERT KOOISTRA &
MARIE KOOISTRA JTWROS,
PO BOX 46
DURBAN, MB
ROL OPO

15951119 HOLDINGS: 6,667
STEPHANIE LABUTIS,
9707 67 AVE NW
EDMONTON, AB
T6E OP1

15949718 HOLDINGS: 16,000
JAMES MEEK,
270 FIR ST
SHERWOOD PARK, AB
T8A 2B1

6897937 HOLDINGS: 26,666
MORAMAX HOLDINGS LTD,
33 KINGSWOOD DR
ST ALBERT, AB
T8N 5S2

15949720 HOLDINGS: 16,666
NATIONAL GROUP INSURANCE
CONSULTANTS LTD,
201-17834 106 AVE NW
EDMONTON, AB
T5S 1V4

15949701 HOLDINGS: 62,812
RICHARD NISSEN,
539 WISEMAN LANE NW
EDMONTON, AB
T6T 1N7

15950935 HOLDINGS: 33,300
SHANNON LEE OATWAY,
607 27 AVE NW
CALGARY, AB
T2M 2J2

15951146 HOLDINGS: 6,667
LESLIE JOAN RICHARDSON,
70 MAXWELL AVE
RED DEER, AB
T4R 1P5

15949697 HOLDINGS: 93,750
MARGARET JOAN RICHARDSON,
5-1820 56 ST NW
EDMONTON, AB
T6L 5L4

589251 HOLDINGS: 700
ROBERT W BAIRD & CO INC,
BOX 672
MILWAUKEE, WI
53201

10812148 HOLDINGS: 13,333
AMBROSE SALACKI,
8208 14 AVE NW
EDMONTON, AB
T6K 1X4

CORP :6597 SYS:2 ISSUE:1
RAYDAN MANUFACTURING INC. / COMMON

15951147 HOLDINGS: 166,666
SHAMAN-HENDERSON VENTURES LTD,
PO BOX 6904 STN MAIN
FORT ST JOHN, BC
V1J 4J3

15949730 HOLDINGS: 13,333
RAY SNYDER & JAN SNYDER,
510 875 SAHALI TERRACE
KAMLOOPS, BC
V2C 6W9

15949702 HOLDINGS: 37,689
PHILLIP R STUFFCO,
8712 136 ST NW
EDMONTON, AB
T5R 0B9

15949732 HOLDINGS: 26,666
TEN POUND MANAGEMENT CORPORATION,
300-10104 103 AVE NW
EDMONTON, AB
T5J 0H8

15949734 HOLDINGS: 26,666
JOE WALDOWSKI,
C/O BEACH COMOR CRANE
RR 3
ONOWAY, AB
T0E 1V0

19652910 HOLDINGS: 200
V JANE WHITING,
PO BOX 1
RAINIER, AB
T0J 2M0

15951149 HOLDINGS: 30,000
GEORGE W WIENS,
9339 SOMERSET LANE
GRANDE PRAIRIE, AB
T8W 2G5

15950924 HOLDINGS: 13,333
WIRE LINE WELL
SERVICING 1998 CORP,
15711 72 ST NW
EDMONTON, AB
T5Z 2Z6

PGM:N10025CC

CIBC MELLON TRUST COMPANY
HOLDER LIST AS AT 2003/01/31

DATE:2003/02/12

CORP :6597 SYS:2 ISSUE:1
RAYDAN MANUFACTURING INC. / COMMON

	BALANCE	ACCOUNTS
CANADA	12,575,021.0000	37
U.S.A	700.0000	1
TOTALS	12,575,721.0000	38

CIBC Mellon

THIS CONSULTING AGREEMENT made the 18th day of April, 2002

BETWEEN:

ONE AND COMPANY COMMUNICATIONS INC.

(the "Consultant")

- and -

RAYDAN MANUFACUTRING INC.

(the "Company")

WITNESSETH that consideration of the premises and mutual covenants herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

1.0 ENGAGEMENT

1.1 The Company hereby retains the Consultant, and the Consultant hereby accepts the engagement by the Company, for the term specified in Article 4 and for the purposes set out in Article 2, upon and subject to the terms and conditions set forth herein.

2.0 CONSULTANT'S SERVICES

2.1 The Consultant agrees to provide investor relations services (the "Services") to the Company as more specifically described in the attached Schedule A.

2.2 The Consultant shall in good faith exercise its best efforts in the best interests of the Company and shall devote such time as may in its reasonable opinion be required in order to perform its obligations in a timely, proper and conscientious manner. The parties hereby acknowledge that the Consultant will not work exclusively for the Company.

2.3 The Company shall provide the Consultant with such materials and support, including making its senior officers available from time to time, as may be reasonably necessary to permit the Consultant to perform its duties under this Agreement.

3.0 COMPENSATION AND REIMBURSEMENT

3.1 The Company shall pay the Consultant for the Services as provided in the attached Schedule B.

4.0 TERM AND TERMINATION

4.1 The term of this Agreement shall commence on April 1st 2002, for a term of eighteen (12) months.

4.2 If either party fails to perform any of its material obligations under this Agreement, which includes the non-payment of any amounts due hereunder, and such failure is not cured within 45 days after written notice is given to the defaulting party specifying the nature of the default, the non-defaulting party may terminate this Agreement immediately upon the expiry of the 45 day period.

4.3 Upon the termination of this Agreement:

(i) the Company shall promptly pay the Consultant all amounts owing by the Company to the Consultant pursuant to this Agreement; and

(ii) the Consultant shall, after all payments pursuant to this Agreement have been made, return or destroy all Confidential Information as provided in section 6.2.

4.4 In the event of acquisition or merger, or change of control, the Company shall deliver to the Consultant, upon closure of said transaction, the balance of unvested options remaining in the Share Purchase Option Agreement.

5.0 INDEPENDENT CONTRACTORS

5.1 The Consultant is an independent contractor and shall not be or be deemed to be an employee of the Company. For providing the Services the Consultant shall not be entitled to any remuneration, rights or benefits other than as set forth in this Agreement. The Company shall not deduct or remit to any governmental authority any income taxes, unemployment insurance contributions, Canada Pension Plan contributions or any taxes or other amounts in respect of the Consultant.

5.2 The Consultant shall not represent itself as an agent of the Company and will not commit or obligate the Company in any way to other parties.

6.0 CONFIDENTIALITY AND NON-DISCLOSURE

6.1 The Consultant acknowledges that, in the course of its engagement by the Company, the Consultant may be given in confidence, or have access to or acquire, knowledge or information which is valuable, special and unique property of the Company or of the Company's suppliers, customers or potential customers or of other persons with whom the Company has business dealings ("Confidential Information"). For greater certainty, Confidential Information does not include information in the public domain or which comes into the public domain without the fault of the Consultant. The Consultant covenants and agrees that it will not make use of or divulge any Confidential Information to any third person except as expressly required or permitted by the Company.

6.2 Upon termination of this Agreement and at the request of the Company, the Consultant shall return any and all materials whatsoever containing Confidential Information (including, without limitation, all documents, writings, contracts, records, electronic media and all copies and extracts made therefrom) which are in the possession of, or under the control of, the Consultant by virtue of its having acted as consultant pursuant to the provisions of this Agreement.

6.3 **INDEMNIFICATION**

The Company agrees to indemnify, defend and hold the Consultant harmless against any claim, suit or proceeding or any loss the Consultant may sustain based upon information, material or direction which either originates with the Company or which, if originating with the Consultant, has been both (a) approved by the Company and (b) consists of such information, material or direction of which the Company might be reasonably be expected to know the accuracy.

The Consultant agrees to indemnify, defend and hold the Company harmless against any claim, suit or proceeding or any loss the Company may sustain based upon information, material or direction which originates from the Consultant and including the negligent acts of the Consultants, its employees and agents in the performance of its obligations under this Agreement.

7.0 GENERAL

7.1 **Waiver of Rights**

No waiver by either the Company or the Consultant of a breach of any provision of this Agreement shall operate or be construed as a waiver of any prior, subsequent or other breach. No waiver shall be effective unless in writing and signed by an authorized officer of the Company or the Consultant, as the case may be.

7.2 **Assignment**

This Agreement may not be assigned by either party without the prior written consent of the other party.

7.3 **Successors and Assigns**

This Agreement shall be binding upon, and shall enure to the benefit of, the parties and their respective successors and permitted assigns.

7.4 **Notices**

Any notice or other communication (each a "Communication") to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, by registered mail or by electronic facsimile, as the case may be, addressed as follows:

to the Company:

Raydan Manufacturing Inc.
601 - 18th Avenue
Nisku, Alberta T9E 7T7

Fax: 780 955 2386

Attention: President

to the Consultant:

One and Company Communications Inc.

Fax 416 364 2596

Attention: President

or at such other address or fax number as may be designated by Communication by either party to the other. Any Communication shall be conclusively deemed to have been provided, if given by personal delivery, on the date and at the time of actual delivery thereof and, if given by registered mail, on the fifth day following the deposit thereof in the mail and, if given by fax, on the date and at the time of transmittal thereof. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system, which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or by fax.

7.5 **Time**

Time is of the essence of each provision of this Agreement.

7.6 **Counterparts and Facsimile Execution**

This Agreement may be executed in any number of counterparts. An executed copy of this Agreement may be delivered by either party by facsimile. In such event, such party shall forthwith deliver to the other party an original copy of such agreement executed by such party.

7.7 **Applicable Law**

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction). Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

7.8 **Interpretation**

The use of headings and the division of this Agreement into Articles and paragraphs are for convenience of reference only and not for the purpose of interpretation or construction of the terms of this Agreement. Unless the context otherwise requires, in this Agreement the plural shall include the singular and vice versa and the masculine gender shall include the feminine and neuter genders.

7.9 **Severability**

If all or any portion of the covenants set forth in this Agreement are held to be void or unenforceable, such portions shall automatically be severered from this Agreement without affecting the enforceability of any other provision of this Agreement.

7.10 **Entire Agreement**

This Agreement sets forth all of the terms, conditions and agreements of the parties relating to the subject matter hereof and supersedes any and all former agreements which, for greater certainty, shall be conclusively deemed to be terminated and of no further force or effect upon the execution and delivery hereof. No amendment of this Agreement shall be effective unless in writing and executed by the parties hereto.

7.11 **Currency**

In this Agreement any reference to dollars shall mean Canadian dollars.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first written above.

ONE AND COMPANY
COMMUNICATIONS INC.

Name: ____________________ c/s

Title: ____________________

RAYDAN MANUFACTURING INC.

____________________ c/s

Name: Joan Richardson

Title: Director Investor Relations

SCHEDULE A

SERVICES

1) Undertake research into the industry sector in which Raydan competes for the purpose of understanding the strategic initiatives of the Company, determine which investor segments might be favorably inclined to learn more about the Company and to speak intelligently to investors about the investment opportunity. This would include writing a company overview about the Company to educate the investor community and to develop meaningful marketing collateral.

2) Create a fact sheet that outlines the investment thesis for Raydan.

3) Disseminate the investment package to One & Co.'s proprietary database of pre-qualified institutional and individual investors, buy and sell-side analysts, brokers, investment bankers, money managers, market makers, financial journalists and newsletter publishers throughout Canada, the US and Europe.

4) Follow up with all contacts to solicit feedback regarding the Company and to ensure that the investment thesis has been communicated effectively and interpreted clearly.

5) Communicate feedback from the investors/market back to the management of Raydan and continually revise the message.

6) Arrange one-on-one meetings, specialized group meetings, and "public" meetings between the management and the different audiences within the investment community.

7) Assist Raydan with the writing of Press releases.

8) Organize quarterly conference calls to ensure consistent access to the Company by analysts, investors and others.

9) Feature Raydan on One & Co.'s web-site (www.oneandcompany.ca), (set up fee $500).

10) Manage investor queries about the Company, which can include disseminating corporate investor relations' packages, answering common investor queries, etc.

11) Provide market intelligence by continuously monitoring the Company and competitors in the marketplace and identifying trends and activity in the trading of the Company's shares.

12) Provide the Company with informed advice and analysis of benefits regarding M&A or financing activity.

SCHEDULE B

PAYMENT

1. The Consultant shall prepare a strategic analysis and subsequent plan for the IR program. This shall be completed during the first month of the program. The fee for this initial month shall be C$5,000. At the conclusion of the first month, the Company shall have: a strategic plan for the IR program, a corporate overview and a web shell for the One & Co. web site (set up fee $500).

   The Consultant shall subsequently receive the sum of C$ 3,000 monthly, in equal installments during the term of this Agreement (to be reviewed periodically). This sum includes all expenses incurred during the normal course of business to include phone, fax, photocopying, postage and courier expenses.

   Fees and expenses are billed monthly in advance and are due on receipt of invoice. Amounts unpaid after 15 days bear interest at the rate of 1.5% per month.

2. The Consultant may incur expenses related to travelling and other out-of-pocket expenses in connection with performing its duties hereunder. All such expenses shall be billed to the Company. The Consultant shall not incur any such costs exceeding $250 without the prior approval of the Company.

3. With the approval of the Company Board of Directors, and subject to the provisions of the Canadian Venture Exchange the following additional compensation shall be paid:

   A) Concurrently with the execution and delivery of this Agreement, the Company shall issue to the Consultant 25,000 options ("Initial Options").

   B) At the end of each of the following 3 quarters and for a total of 12 months from the date of execution of this Agreement, the Company shall issue to the Consultant 25,000 options per quarter ("Subsequent Options"), for a total of 100,000 options.

C) The options shall be priced according at the closing market price on the day preceding the signing of this agreement.

D) All options issued pursuant to this Agreement must be exercised 30 months from the date of being granted.

RAYDAN MANUFACTURING INC

Toll Free (888) 472-9326 | Phone (780) 955-2859 | Fax (780) 955-2386

601 - 18th Avenue, Nisku, AB, Canada T9E 7T7

www.raydanmfg.com | info@raydanmail.com | TSX Venture : RDN

CELEBRATING 10 YEARS AND GROWING STRONG

Price $0.80 **TSX Venture Exchange: RDN • May 29, 2002**

FINANCIAL SUMMARY

Fiscal Year End:	April 30th
Shares Outstanding (Basic):	12.5 MM shares
Shares Outstanding (FD):	14.8 MM shares
Insider Ownership (approx.):	6.0 MM shares (FD)
Public Float (approx. basic):	6.5 MM shares
Market Capitalization (Basic):	$7.5 MM
Cash:	$1.1 MM

MANAGEMENT

Ray English	President & Chief Executive Officer
Dan E. English	Secretary-Treasurer
Rick Nissen	Manager; Sales & Marketing
Joan Richardson	Manager: Administration

COMPANY OVERVIEW

Raydan Manufacturing Inc. ("Raydan" or "the Company"), headquartered in Edmonton, Alberta, is a global leader in developing proprietary suspensions, steering axle assemblies and king pin assemblies to the heavy duty truck and crane industry in North America, Mexico, Australia, New Zealand, and Africa. Raydan developed two proprietary products; the Air Link™ and the Easy Slider™, both of which have gained strong market recognition and critical acclaim. The Company also offers twin steer conversions, front drive conversions, axle exchanges and frame modifications from its 23,000 sq. ft. manufacturing plant and full service centre. Raydan was incorporated in 1992, listed on the CDNX in July 2001, and employs a staff of more than 40.

FINANCIAL HIGHLIGHTS

($ thousands)	APRIL 1999	APRIL 2000	APRIL 2001	9 MONTHS 2002
REVENUES	$ 2,606	$ 3,784	$ 5,825	$ 3,794
EARNINGS	$ (684)	$(0.001)	$ 603	$ 168
EPS	(0.07)	(0.001)	0.06	0.014

RECENT HIGHLIGHTS

- The Company's trailing 3 year CAGR is 41%
- New York City has chosen Raydan's Air Link™ Suspension exclusively for all its tandem axle fire and rescue vehicles. Other NYC departments are currently evaluating Raydan's products.
- 8 of the dominant global firetruck manufacturers are OEM's for Raydan's Air Link™: Emergency One, KME Fire Apparatus, Sutphen Corp., American LaFrance, Seagrave, Spartan, Smeal and Ferrara.
- Raydan has established a dominant position in the crane manufacturing industry with OEM partners; Grove Worldwide, Terex Corp., and Link-Belt Construction Equipment.


CA:RDN Daily
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- Raydan has a growing franchise within the Canadian and US military. The Company was recently commended by the Canadian Department of National Defence.
- Raydan is systematically increasing its penetration into its existing customer base and within industry verticals. The Company is also finding new industries to penetrate.
- Two major truck manufacturers are evaluating the Air Link™ and negotiations are underway to offer it as an option on their assembly lines for vocational applications.

INDUSTRY AND MARKET OVERVIEW

Raydan competes in the heavy-duty equipment and transportation manufacturing sector, focusing on suspension systems and chassis enhancement. In 2000 there were a total of 240,000 Class 8 heavy trucks sold in North America. Total value of the Class 8 heavy trucks sold in 2000 was $2.2 Billion. Raydan's target segment within this market represents approximately $850 million. This market does not include the emergency vehicle, crane or sanitation truck markets, all of which are core areas of Raydan's current sales. A large market that Raydan is penetrating to acclaim is the Military market. Raydan has completed innovative projects for both the US and Canadian Military and is increasing its presence in both organizations.

FINANCIAL OPERATIONS

Raydan has grown its sales by 41% from fiscal 1999 - 2001. For the fiscal year ending April 2002, we expect the Company to report revenues of just over $5 million. This is largely a result of the aftermath of the events following September 11. Raydan has experienced a return to more normal levels of economic activity in the first calendar quarter and is now growing at its regular rapid pace. Based on existing clients and bookings, we expect to see revenues grow to $7.5 million for the fiscal 2003 year. With any new business developments, which we anticipate, we expect to see this forecast increase.

THIS IS NOT A RECOMMENDATION TO BUY OR SELL THE SECURITIES MENTIONED. RECOMMENDATIONS MUST BE OBTAINED FROM A REGISTERED INVESTMENT ADVISOR.

Air Link™ • THE AIR-RIDE WALKING BEAM •

Easy Slider™ • THE SLIDING KINGPIN SYSTEM •

Working in Tandem • THE TANDEMIZATION EXPERTS •

LINEAR CAPITAL CORP.

Linear Capital Corp. is a proactive financial investor relations firm providing growth and emerging companies with timely and actionable guidance within the financial marketplace. Acting as a "virtual unit" to the client company, Linear uses its extensive experience and contact base within the financial community to maximize the presence and impact a company may have in an increasingly competitive environment characterized by rapid change and instantaneous information flows.

In order to assist client companies in attaining their corporate objectives, Linear Capital Corp. develops comprehensive programs directed to the financial community in order to create and sustain shareholder value, broaden the existing investor base and manage expectations toward corporate developments.

By ensuring existing shareholders, potential investors and other members of the financial community are fully aware of management's objectives and accomplishments, a fair market value may be achieved.

MISSION STATEMENT

The underlying objective and goal for all of Linear Capital Corp.'s activities is to assist client companies in achieving milestones and corporate objectives, utilizing the financial community efficiently and effectively. Whether through introducing financial backers or corporate partners, or simply by introducing investors to maintain an efficient market in client companies' shares, Linear Capital Corp. is committed to providing client companies with all the financial advantages afforded an established, large-capitalization company.

HISTORY

Linear Capital Corp. was founded in January 1998 in order to fill a void which saw many strong growth and emerging companies without guidance or expertise in dealing with the financial community. The principals of Linear Capital Corp. have a wide range of experience in the securities industry including sales, trading, research and corporate finance. The principals of Linear Capital Corp. have been active in Canada, the United States and Europe with institutional and retail investors, introducing and establishing emerging growth companies in the investment community. Based in Toronto, Linear Capital Corp. assists companies in communicating their strategic vision to shareholders, investment advisors, media and other members of the financial community.

CONTACT

Linear Capital Corp.
55 University Ave. Suite 1212
Toronto, Ontario
Canada M5J 2H7
Tel: (416) 364-2266
Fax: (416) 364-2596
www.linearcapital.com

THIS IS NOT A RECOMMENDATION TO BUY OR SELL SECURITIES
RECOMMENDATIONS MUST BE OBTAINED FROM A REGISTERED INVESTMENT ADVISOR

Linear Capital Corp.
416-364-2266

Corporate Overview

September 13, 2002

Raydan Manufacturing Inc. (RDN – TSX)

Sector: Manufacturing

Closing Price: C$0.55

Statistical Summary

Fiscal Year End:	April 30th
Shares Outstanding (basic):	12.5 MM shares
Shares Outstanding (FD):	14.1 MM shares ?
Management & Directors (est.):	6.0 MM shares
Mkt. Capitalization (basic):	$ 6.4 MM
Shareholder Equity:	$ 2.1 MM
Revenue 2002:	$ 5.8 MM
Revenue 2003E	$ 7.5 MM
EPS 2002	$ 0.015
EPS 2002E	$ 0.06
Cash (Jan 31/02)	$ 833,382



HIGHLIGHTS

- 4 year compound annual revenue growth rate of 20%, from $2.6m in 1999 to $5.2 in 2002.
- Positive working capital ($1,785,347) and positive cash flow ($72,252) provides solid fundamental strength in a weak economic environment.
- Stable growth from existing business with exponential growth potential from current business development initiatives.
- The New York City Fire Department has specified Raydan's Air Link as the only suspension to be used on all tandem axle vehicles they purchase.
- All three major North American truck crane manufacturers are Raydan OEM partners.
- Many US and Canadian military departments have adopted the Air Link™ for military vehicles, including the National Guard, the Army and Air Force Reserves, Tank-Automotive and Armaments Command Test Centre, and the White Sands Missile Base
- 2003 cash flows are expected to increase significantly as a result of increased demand for the Air Link suspensions and for the Service Centre.
- Air Link™ offers unique advantages to the heavy haul industry; lighter weight, better ride quality, less wear and tear, lower maintenance and comparable purchase price.
- Strong management team with over 75 years of combined experience in the heavy-duty equipment industry.

THIS IS NOT A RECOMMENDATION TO BUY OR SELL SECURITIES
RECOMMENDATIONS MUST BE OBTAINED FROM A REGISTERED INVESTMENT ADVISOR

Linear Capital Corp.
55 University Avenue • Suite 1212 • Toronto • Ontario • M5J 2H7
416-364-2266 (t) • 416-364-2596 (f) • www.linearcapital.com


Raydan Manufacturing
Canadian Dollars
$ 1.40
$ 1.30
$ 1.20
$ 1.10
$ 1.00
$ 0.90
$ 0.80
$ 0.70
$ 0.60
$ 0.50
RDN-X (C$)
Volume
RDN-X
01 Nov 2001
01 Jan 2002
01 Mar 2002
01 May 2002
01 Jul 2002
01 Sep 2002
01 Nov 2002

Highlights

- 4 year compound annual revenue growth rate of 20%, from $2.6m in 1999 to $5.2m in 2002.
- Positive working capital ($1,785,347) and positive cash flow ($72,252) provides solid fundamental strength in a weak economic environment.
- Stable growth from existing business with exponential growth potential from current business development initiatives.
- The New York City Fire Dept. has specified Raydan's Air Link as the only suspension to be used on all tandem axle vehicles they purchase.
- 2003 cash flows are expected to increase significantly as a result of increased demand for the Air Link suspensions and the Customer Service Centre.
- All three major North American truck crane manufacturers are Raydan OEM partners.
- Air Link™ offers unique advantages to the heavy haul industry: lighter weight, better ride quality, less wear and tear, lower maintenance and comparable purchase price.

Financial Growth History

	1999	2000	2001	2002	2003E
Revenue ($C million)	2.6	3.7	5.8	5.2	7.5
Net Income After Tax ($)	-684,102	-11,476	603,877	185,619	750,000
EPS (O/S)	-	-	0.06	0.015	0.06

Recent Corporate Developments

Sept 18, 2002 Raydan launches Air Link™ walking beam suspension for tandem steer axles in vocational truck market

Aug 12, 2002 Raydan experiences strong growth in all business segments.

June 14, 2002 Raydan Manufacturing extends warrants six months

May 16, 2002 Raydan awarded Department of National Defense Standing Offer 14 month service contract for heavy equipment at the Edmonton Garrison.

April 22, 2002 Raydan awarded conversion contract for Ford Class 6 trucks

MANAGEMENT

Ray English	President & CEO
Dan English	Secretary/Treasurer/Operations Manager
Rick Nissen	Sales & Marketing Manager
John Cook	Chief Engineer
Joan Richardson	Office Manager/Investor Relations

Contact Information:

Mark Brennan
Linear Capital Corp.
55 University Ave.
Toronto, Ontario
M5J 2H7

Tel: (416) 364-2266
Fax: (416) 364-2596
www.linearcapital.com
mark@linearcapital.com

RAYDAN MANUFACTURING INC

RAYDAN MANUFACTURING INC. *September 2002*

Corporate Fact Sheet

Symbol:	RDN – TSX
52-Week Range:	$1.35 - $0.48
S/O (Basic):	12.5 MM
S/O (Diluted):	14.1 MM
Insiders:	6.0 MM (FD)
Recent Price:	$0.51
Market Cap:	$6.4 MM

Revenue 2002:	$5.2 MM
Revenue 2003E:	$7.5 MM
EPS 2002:	$0.015
EPS 2003E:	$0.06
Cash (2003 Q1):	$1 MM

Public:	July 2001
Year End:	April 30
Employees:	40 ?

Raydan Manufacturing Inc. is a global leader in developing air ride walking beam suspensions, a sliding kingpin system for trailers and a wide array of chassis modifications. Raydan manufactures two patented proprietary products; the **Air Link™** and the **Easy Slider™** , both of which have gained strong market recognition and critical acclaim. As well, the Company provides equipment repair, maintenance and service for the heavy-duty equipment industry. Raydan operates from a 23,000 sq.ft. facility near Edmonton, Alberta, with a staff of more than 40.

Raydan's products are innovative and the company is aggressive. A willingness to look for challenges has successfully taken their products from the test centers of the Canadian and U.S. military to the logging roads of South Africa and the oilfields of Siberia. Their skilled team of professionals is determined to build a strong reputation as supplier of high quality, innovative products to the heavy equipment industry.

Air Link™ – THE AIR-RIDE WALKING BEAM –

Air Link is an air ride walking beam suspension for heavy trucks, cranes and all other severe service vehicles

Advantages:

- Maintains roll stability and traction to the drive wheels
- Reduces driver fatigue
- Decreases vehicle wear
- Decreases maintenance costs



Easy Slider™ – THE SLIDING KINGPIN SYSTEM –

The Easy Slider allows the kingpin position to be adjusted on a fully-loaded connected trailer, thereby allowing the trailer weight to be shifted between the truck and the trailer axles.

Advantages:

- Optimizes axle weight distribution for particular load configurations
- Maximizes payloads
- Improves traction
- Decreases maintenance costs



60,000 lb
TRAILER & LOAD
45" 37" 29" 21" 13"

Market Overview

Raydan competes in the heavy-duty equipment and transportation manufacturing sector focusing on suspension systems and chassis enhancement. The heavy-duty truck industry in North America consists of manufacturers engaged in the production of Class 8 trucks, those with a gross vehicle weight rating of more than 33,000 lbs. or 15 tons. In 2000 there were a total of 240,000 Class 8 heavy trucks sold in North America. Total value of the Class 8 heavy trucks sold in 2000 was $22.2 billion. Raydan's target segment within this market represents approximately $850 million. While this market is substantial, it does not include the emergency vehicle, crane or sanitation truck markets, all of which are core areas of Raydan's current sales.

A large market that Raydan is penetrating to acclaim is the Military market. Raydan has completed innovative projects for both the US and Canadian Military and is increasing its presence in both organizations.

Raydan Review

www.raydanmfg.com — Home of the **Air Link**™ air ride walking beam suspension and the **Easy Slider**™ sliding kingpin system

INSIDE THE REVIEW

Raydan Releases Long Awaited Air Link™ for Tandem Steer 1
Raydan Unveils Twin Steer Air Link™ at Las Vegas World of Concrete Show 1
Raydan Announces Strategic Alliance with UAP Inc. 2
Raydan's Air Link™ for Tandem Rear Now Available as Mack Factory Option 2
Raydan's Sales Staff 2
Raydan Backs a Winner 2
Raydan – Tandemization Specialists 3
Mobile Service Rig Air Link™ Equipped and Ready to Roll 3
Raydan's Air Link™ Air Ride Walking Beam Suspension Technical Info & Specs 4-5
Raydan's Modification and Service Centre Wows Military 6
FERIC Sets Easy Slider™ as Standard for Long Log B-Trains 7
Raydan's OEM Customers 8

The Raydan Review is produced twice yearly by the offices of Raydan Manufacturing. If you have stories, articles or pictures you would like to submit for publication in the Raydan Review, please contact JoAnne Simons in our Marketing Department by phone, or send email to jsimons@raydanmfg.com

We appreciate hearing any feedback or comments you may have.

601 - 18th Avenue
Nisku, AB, Canada T9E 7T7
Toll Free 1-888-472-9326
Phone 780 955-2859
Fax 780 955-2386
www.raydanmfg.com

Raydan Releases Air Link™ for Tandem Steer


Air Link
THE AIR-RIDE WALKING BEAM

We're pleased to announce the long awaited release of our newest Air Link™ suspension, designed and engineered for all tandem front axles.

EDMONTON, AB, CANADA Raydan's Air Link™ is already the best air ride suspension for tandem rear axles on the market today, and now they're pleased to announce the long awaited release of their newest Air Link™ suspension, designed and engineered for all tandem front axles.

The Air Link™ is the only 100% air ride walking beam suspension on the market today, and has long been standard equipment in the front tandem steering axles of all major North American manufactured truck cranes. Now Raydan is proud to offer it for heavy truck applications as well.

The Air Link™ incorporates a redesigned patent pending walking beam, and provides everything you require in a severe service suspension: an unrivaled amount of articulation, an exceptionally smooth ride, high roll stability, low maintenance, and equal weight distribution.

The Air Link™ not only meets, but exceeds industry requirements for vocational suspension applications. It has been proven to lower operating and maintenance costs, lessen damage to chassis and mounted equipment, diminish vibrations, lengthen tire life, extend suspension and bushing life, and reduce downtime.

The Air Link™ is the only air ride suspension designed specifically for the rigors of severe service and on/off highway vehicles. The walking beam configuration allows for equal weight distribution between axles at all times. Height control valves mounted on both frame rails allow the suspension to maintain a constant ride height while keeping the frame rails level with the ground. Four air springs instead of two allow more payload to be carried while providing a smoother ride.

The overall versatility of the Air Link™ is unsurpassed, making it an excellent choice for any industry. Available as either original equipment or as a retrofit, the Air Link™ is of particular interest to applications such as redi-mix, oilfield, logging, mining and refuse.

Raydan's Air Link™ is an ideal suspension for the severe service industry. By eliminating the downtime and expenses that result from repairing broken springs, cracked hangers and cross members, and rebushing beams, Raydan's Air Link™ is easily the most cost-effective and maintenance free vocational suspension on the market today.

Raydan Manufacturing Unveiled Twin Steer Air Link™ Suspension at Las Vegas World of Concrete Show



EDMONTON, AB, CANADA Raydan Manufacturing Inc. is proud to announce their launch of their Air Link™ suspension for twin steer applications at the World of Concrete Show in Las Vegas, Nevada on February 4, 2003.

At one of the largest shows held in Las Vegas, Raydan unveiled this latest Air Link™ on a **Mack** MR chassis in a concrete pumper unit built by **Schwing America**, the leading builder of concrete pumper trucks in North America. The Schwing unit represents the introduction of the Air Link™ onto an I-beam axle, providing the only single point suspension that equally distributes weight between the axles.

Raydan has long provided an Air Link™ air ride tandem steer suspension for truck cranes with great success.

continued pdge 3



Competitive. Aggressive.
Determined.

Raydan Manufacturing became a publicly traded company July 2001, listed on the Toronto Venture Exchagne (TSX) under the symbol RDN. In a troubling year for public companies, the management of Raydan has worked diligently to increase value for shareholders.



RDN-X
Volume
01 Mar 2002
01 May 2002
01 Jul 2002
01 Sep 2002
01 Nov 2002
01 Jan 2003
01 Mar 2003

The Company has experienced a five-year compound annual revenue growth rate of 20% from 1999 to 2003. Positive working capital and cash flow provides solid fundamental strength in a weak economic environment. Management expects stable growth from existing business with exponential growth developing from ongoing initiatives. By leveraging current successes, Raydan is positioning its key products to be held as the standard bearer for the heavy-duty equipment industry.



For more information on Investor Relations please contact:

Mark Brennan or Joan Richardson
601 - 18th Avenue, Nisku, AB, Canada T9E 7T7
Telephone (780) 955-2859 | **Fax (780) 955-2386**
Toll Free 1-888-472-9326 | investment@raydanmfg.com

Raydan Sales Staff



Rick Nissen
Sales Manager

Rick brings to the firm more than 26 years of solid sales experience. Rick's practical experience as a licensed heavy-duty mechanic has enabled him to develop sound technical knowledge of the products and services the company offers. He has been involved with sales at Raydan since 1993 and is responsible for the company's overall marketing and sales. Rick also fosters dealer/distributor relations and continually pursues new customers and sales avenues for Raydan's innovative products.



Bob Redman
Sales

Bob has 20 years experience in aftermarket retail/wholesale heavy truck parts with a journeyman partsman designation. Since joining the sales team at Raydan, Bob has focused on drive train conversions, in particular tandem steering conversions. Bob has enjoyed a successful career in the heavy equipment industry and is excited with the response to the new Air Link™ tandem steering application.



Robert McDonald
Sales

Robert is a graduate of the Management Studies Program at Grant MacEwan Community College. Robert has developed a strong rapport with our OEM customers and has an attention for detail. Robert processes all new orders and works directly with customers as their orders flow through the manufacturing process.



Rita Stegerman
Sales

Rita joined the Raydan staff in 1997, 10 years after starting her career as a journeyman parts person. She has good knowledge of both the automotive and heavy truck industries. Rita is the Nisku and area sales representative for the company's Customer Service Centre. She is well known for her optimism and her cheery disposition.

Raydan Manufacturing Announces Strategic Alliance with UAP Inc/TW

Canadian Leader in Heavy Vehicle Parts Distribution now Air Link™ Distributor

EDMONTON, AB, CANADA Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to announce that **UAP Inc/TW Heavy Vehicle Parts Division,** a Canadian leader in heavy vehicle parts distribution, is now carrying Raydan's patented Air Link™ air ride suspension in their three TW Distribution Centers, 54 Traction Stores, and affiliated service facilities.

"We're excited about the possibilities offered by this association with UAP Inc/TW," remarked Ray English, President and CEO at Raydan. "We believe it will lead to a marked increase in Air Link™ sales in the multi-million dollar Canadian retrofit market. UAP Inc/TW will be carrying Air Link™ models ranging from 34,000 - 75,000 lb capacity," Mr. English continued. "We believe this alliance will greatly increase exposure of the Air Link™ suspension in the Canadian marketplace."

Raydan's Air Link™ suspension has received strong acclaim from the marketplace since it's release in 1992, and is currently the dominant suspension for both the fire and rescue vehicle and truck crane markets. It exceeds all industry requirements for vocational suspension applications, and is of particular interest to truck applications such as redi-mix, oilfield, logging and refuse. These industries are dependent upon UAP Inc/TW Heavy Vehicle Parts Division as a source for heavy vehicle parts and accessories in the transportation, construction, mining and forestry industries.

Raydan Air Link™ Now Available as Mack Factory Option

Air Link™ Offered as Option on Mack's Popular Truck Models

EDMONTON, AB, CANADA Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to announce that **Mack Trucks, Inc.** is now offering Raydan's patented Air Link™ air ride walking beam rear suspension as a factory option in two of their popular truck models.

"Mack Trucks are leaders by innovation," remarked Ray English, President and CEO at Raydan, "and we are extremely proud to have the Air Link™ listed as a Mack factory option. The Air Link™ is available on two of their models, the CL and the CV, in a 46,000 and 52,000 lb capacity," Mr. English continued. "This introduction as a Mack factory option will greatly increase exposure of the Air Link™ suspension to the truck market."

Since it's introduction, the Air Link™ has received strong acclaim from the international marketplace. Raydan initially focused on specialty markets such as military, truck cranes and fire rescue. As a result, the Air Link™ is standard equipment on all North American manufactured truck cranes, and is fast becoming the dominant air ride suspension for fire rescue vehicles as well. Now, with Mack Trucks leading the way, Raydan expects to achieve the same level of success with the Air Link™ in the vocational truck market. Raydan produces numerous versions of the Air Link™ suspension, making it compatible with all makes and models of Class 8 trucks. There are over 11,000 Class 8 trucks produced and sold each month in North America.

Raydan Backs a Winner



(L to R) Cpl. Dan Malo, Sgt. Mike Downey, Rick Nissen, Raydan Sales & Marketing Manager, Sgt. Al Walton, and Sgt. Mark Porter, members of the One GS Battalion, CFB Edmonton, were A Division winners in the CFB Edmonton Western Canadian Electrical and Mechanical Engineers 33rd Annual Bonspiel.

There is more to the Canadian Military than work. Raydan Mfg. sponsored this A division team from CFB Edmonton for the Western Canadian Electrical and Mechanical Engineers 33rd Annual Bonspiel.

Raydan is a proud supplier to One GS Battalion and DND in Ottawa for repairs and modifications to military equipment. Currently, Raydan is performing frame stretches on HLVW wreckers, enabling them to increase payload to the steering axles. In addition, Raydan has been called upon by Ottawa to solve various problems, including one involving the HLVW wrecker *(see pg. 6)*. The vehicle was reconfigured so it could be taken apart to be shipped by air, then reassembled in less than 4 hours. Raydan was presented an award by Brigadier General Brewer for this major accomplishment.

Working in Tandem
THE TANDEMIZATION EXPERTS

It's a simple equation. Tandemization lets you carry extra payload while meeting all the axle weight restrictions. Raydan Manufacturing will tandemize a truck to either standard or custom specifications. From frame stretching, axles, wheels, tires, suspension and steering – each tandemization can be done exactly to the customer's specifications.

The Right Parts

To ensure that the quality and workmanship of all components used in our tandemization process are the best, we custom engineer and manufacture many of the parts ourselves. We then combine these with high quality OEM parts, and selected components from respected specialty manufacturers to create a custom tandemization. We look at the make, the model, the intended use, and then we design the best solution available.

The Right People

Whether we're tandemizing a mixer, waste collector/compactor, well service vehicle or portable drilling rig, our team of professionals treats each unit as if it were their own. All rerouting and repositioning of hydraulic, electrical and brake systems is done in total accordance with manufacturer's specifications. As for additional custom work such as extra fuel tanks, headache racks, booms – whatever your customer wants, we'll get them 'rig-up ready' and on their way.



Suspension Designation:	FT-40
Suspension Capacity:	40,000 lb per tandem axle grouping
Application Approval:	On/Off highway, Redi-mix, Oilfield Service, Construction, Logging, Military
Axle Spacing:	60", 72" or 84"
Weight:	Dependent on model and axle spread
Availability:	For all OEM trucks



Suspension Designation:	FT-40
Suspension Capacity:	40,000 lb per tandem axle grouping
Application Approval:	On/Off highway, Redi-mix, Oilfield Service, Construction, Logging, Military
Axle Spacing:	54", 60", 72" or 84"
Weight:	Dependent on model and axle spread
Availability:	For all OEM trucks

Nortrux Endorses Raydan Products

Competitive price.
Quality workmanship.
Fast turnaround time.

EDMONTON, AB, CANADA Nortrux has been a satisfied customer of Raydan Manufacturing for many years. "Over that period of time", states Oneil Perrault, Sales Manager of the Edmonton branch, "we have witnessed the steady growth of a fiscally responsible company."

"Approximately seven years ago we elected to start doing tandem steer conversions of Class 8 trucks in Edmonton. We approached Raydan regarding the tandemization of our units, which they continue to do, always to our satisfaction."

"Raydan also makes the Air Link™ suspension, and we have retrofitted a number of Mack trucks with Air Link's™. As Raydan is the only manufacturer to offer an air ride suspension that is rated over 52,000 pounds, they are in a position to capitalize on the Department of Transport regulations for logging in Saskatchewan, Alberta and BC. All the groundwork for growth has been developed, and considering the new legislation, I feel that the Air Link™ system will be a major player in the coming years," Perrault concludes.

LAS VEGAS
continued from page 1

"The opportunity to work with one of the most reputable suppliers to the concrete industry at such a prestigious show is a great privilege," comments Ray English, Raydan President and CEO.

"We introduced the Air Link™ for twin steer applications to Canada in November to wide industry interest. The positive customer response to our product in Las Vegas certainly boosts our confidence regarding its reception in the US marketplace."

Mack Trucks hosted a 'Ride and Drive' event in conjunction with the World of Concrete Show where a unit from their new Granite line equipped with a factory installed rear Air Link™ suspension, was on display. Air Link™ is now offered as a factory option on several models of Mack trucks, including the Granite, in response to customer demand.

"Acknowledgement of the Air Link™ suspension by two such notable heavy equipment manufacturers at the same event was exciting," states Ray English. "We appreciate the positive exposure Air Link™ gained by inclusion in these two popular exhibits."

Air Link™ Delivers for Poncho Well Servicing



What made this project different was the incorporation of an Air Link™ suspension on both front and rear. This technology, designed by Raydan Manufacturing, has found its way onto mobile rig applications before, but never to this extent.

EDMONTON, AB, CANADA In mid January, Poncho Well Services of Zama City, AB, took delivery of a new 50 ton, 5 axle mobile service rig, which is now seeing use in the Rainbow Lake area of the province.

Designed and built from the ground up by Global Service Rig and Repair Ltd. of Nisku, Poncho's new rig took 60 days to complete. It is powered by a Detroit Series-60 diesel, mated to a 5860 Allison transmission. The draw-works is an Ideco H-37.

What made this project different, according to Global's Kevin Whitworth, was the incorporation of an Air Link™ suspension system on both front and rear. This technology, designed by Raydan Manufacturing, also of Nisku, has found its way onto mobile rig applications before (including Poncho's Rig 106) but never to this extent.

According to Whitworth, the Air Link™ provides increased stability over rough and uneven terrain - one of the factors that contributed to this most recent installation.

When Don Wickberg, General Manager of Poncho Well Servicing Ltd. was asked why he chose the Air Link™ his reply was quick and sure.

"We chose the Air Link™ for a few reasons. Rig 106 was equipped with the Air Link™ suspension in the fall of 2001 and the rig manager really likes it, so past performance was a major influence."

"These rigs are top heavy, making the stability the Air Link™ provides when cornering very important. Historically, service rigs ride very rough. The smoother ride of an air ride suspension was instrumental in our decision to select the Air Link™."

"All things considered, it was an easy decision to try the front-end Air Link™. We expect use of the Raydan Air Link™ in both rear and front applications will reduce maintenance costs on the entire rig, not only the suspension and drivetrain.

"The rig got off to a great start, handling exceptionally well on the 900km trek from Edmonton to Zama."

ENMAX

April 19, 1999

Rick Nissen
Market Manager / Service Consultant
Raydan Manufacturing, Inc.
601 18 Avenue
Nisku, AB T9E 7T7

Dear Mr. Nissen:

ENMAX Power Corporation has had twelve units converted from the Hendrickson rubber block suspension to the Air Link suspension. These conversions were done in 1997 and 1998.

The twelve units were converted in order to improve ride, both for the operator as well the mounted equipment. Although the impact to the equipment is difficult to assess at this time, the operators have been very pleased with the conversion. In fact, one operator was so pleased, he made a special effort to thank me for having his unit converted

Factors considered in selecting the Air Link included:
- the suitability of the suspension for off-road use, and the fact that the suspension was warranted even for off-road use.
- the ability to use tire chains with this suspension.
- the simplicity of converting a unit that already has a Hendrickson walking beam suspension.
- the fact that no modifications were required to the OEM brakes in order to install the Air Link suspension.

To date, ENMAX Power Corporation has had no problems with the Air Link suspensions.

Yours truly,

Bill Wilson, P. Eng.
Equipment and Agreements Engineer

November 5, 2002

Ray English President & CEO
Raydan Manufacturing
601-18th Avenue
Nisku, AB, Canada T9E 7T7

Dear Ray English:

The purpose of this letter is to provide you with a performance evaluation of the Raydan 40,000 lb rated air suspension which was installed on one of our heavy duty dump trucks, fleet #69 FP. This installation is a retrofit replacing a 56 inch solid beam suspension. The system has been in operation for slightly over one year and there have been generally few mechanical problems with it. The vehicle was removed from service for brief periods on a number of occasions for relatively minor items such as loosening of bolts at the rear transverse stabilizer mount bracket a condition which was addressed by your organization and which seems to have been rectified as there have been no further occurrence of loose bolts in that area. There where also two occurrences of loosening of the mounting bracket bolts at the center curb side air-spring the second of which resulted in a failure of the air-spring at that position. The air-spring was replaced and an additional fastener was added to the bracket which again seems to have corrected the problem.

The vehicle operator indicates that the overall comfort of the air ride suspension is a 100% improvement over a suspension that consists of a solid beam and relies on the tires to absorb road shock. The operator of the test vehicle indicates that there is a notable change in the handling characteristics of the vehicle where there is an increased sensation of over-steer on turns requiring augmented driver attention to adjustment of speed on curves. A decision on the part of Raydan to add a transverse arm at the forward position differential seems to have alleviated the overall stress on the suspension while improving the driving characteristics of the vehicle as a whole.

Given the fact that this is a retrofit which required an alteration of the standard Raydan design of having uniformly sized air-springs all around (our system required the use of a slightly smaller air-spring at the center position), and when one considers the severe service environment in which the system is being used, the performance of this suspension system to date has been admirable. We here at the New York City Department of Transportation look forward to the continued enhancement of productivity and operator comfort that the Raydan air-spring suspension has afforded us.

Sincerely,

Robert Peinado
cc: Rick Nissen

NEW YORK CITY DEPARTMENT OF TRANSPORTATION
FLEET SERVICES

NORTHERN MACK

NORTHERN MACK SALES INC.
EDMONTON
GRANDE PRAIRIE

September 23, 1998

TO WHOM IT MAY CONCERN:

RE: RAYDAN GROUP OF COMPANIES

Northern Mack Sales Inc. has been dealing with both Raydan Transportation and Raydan Manufacturing for the past 11 years. Over that period of time we have witnessed the steady growth of a fiscally responsible company.

Approximately two years ago, we elected to start doing tandem steer class 8 trucks in Edmonton and, we approached Raydan Manufacturing regarding the tandemization of these units. Since that time in excess of 20 units have been completed, all to our satisfaction.

Raydan Manufacturing makes the Air Link suspension assembly and we have also had a number of Air Link suspensions were fitted to Mack trucks. As Air Link is the only manufacturer that offers an air ride suspension that is rated over 52,000 pounds, they are in a position to capitalize on the new D.O.T. regulations for logging in Saskatchewan, Alberta, and B.C. All the ground work for growth has been developed, and with the new regulations, I feel that the Air Link system will be a major player in the coming years.

We have always found Raydan Transportation and Raydan Manufacturing to be dependable and reliable companies to deal with, and look forward to a long and mutually satisfactory working relationship.

Yours truly,

NORTHERN MACK SALES INC.

Odell Perrault,
Sales Manager.

OP/mel

Canada's First ISO 9002 Heavy Truck Distributor

Tough. De



Air Link
THE AIR RIDE WALKING BEAM

Air Link™ for Tandem Steer

Suspension type	Only air ride walking beam front tandem suspension
Equalization	Only suspension to continually equalize weight
Weight	Complete suspension weighs 1,300 lb
Articulation	Up to a full 8" of axle travel
Axle load carrying capacity	Up to 40,000 lb per tandem axle grouping
Optional walking beam configuration	Tube and I-beam axles
4 corner axle alignment	Longer tire life
Axle spacings available	60", 72" and 84"
Polyurethane bushings	Less maintenance
Dual height control valves	Keeps frame rails level
Works with minimum air pressure	Softer ride, less driver fatigue
Wheel ends (hubs, brakes & wheels)	Match OEM with all new components
Rubber stops in air springs	Allows operation with or without air

iendable.



Air Link™ for Rear Tandem

Suspension type	Only single point air ride walking beam suspension
Equalization	Only suspension to continually equalize weight
Weight	Complete suspension weighs 1,024 lb (AL-460)
Articulation	Up to a full 8" of axle travel
Axle load carrying capacity	34, 40, 52, 60 or 75,000 lb
Frame configuration	C-channel or I-beam
4 corner axle alignment	Bar pin end bushing
Axle spacings available	52", 54", 56", 60" and 72"
Polyurethane bushings	Less maintenance
Dual height control valves	Keeps frame rails level
Works with minimum air pressure	Softer ride, less driver fatigue
Rubber stops in air springs	Allows operation with or without air
Ride height	8.5" - 14" (centre line of axle to bottom of frame)
Frame width	33.5" - 35.5"

RAYDAN MANUFACTURING INC.™ Modification & Service Centre

Ten-tons will take to air

Carved up, stretched and dismantled, HLVW wrecker ready to fly into combat



EDMONTON, AB, CANADA If a 10-ton army truck was meant to fly, they would have made it that way. They didn't.

So Nisku company Raydan Manufacturing was asked to convert the $425,000 Canadian Armed Forces recovery vehicle for transport to Afghanistan.

One of 125 HLVWs belonging to the Canadian military, the "tow truck" or wrecker is the first adapted by Raydan and the Dept. of National Defence to be air transportable in a C130 Hercules aircraft.

"What we had to do was make the vehicle lighter," said Rick Nissen, Raydan Sales and Marketing Manager.

"We had to go through all the wiring and air harnesses and make them quick-connect, so the military can uncouple the cab from the main body and ship it separately. Also, these vehicles have a crane on the back, and that had to come off as well."

The vehicle can now be dismantled for travel and reassembled on the ground in about five hours.

Raydan also installed its Air Link™ suspension on the vehicle, the same suspension they installed on a New York Fire Dept. fire truck days before it was destroyed in the September 11 terrorist attacks on the World Trade Center.

Work on the Canadian military vehicle, including one-time costs of prototyping and producing documentation, such as a procedure manual, could approach $25,000.

Raydan had worked on the vehicle before, "stretching" it by cutting it in half and adding two feet to the frame and wheel base after steering problems were encountered when the HLVW, in its original configuration, was used to pick up extremely large vehicles.

Because of the company's previous work for the military, its proximity to the Edmonton Garrison and the rush nature of the job, Raydan was approached again.

The company was given 10 days to make the vehicle air transportable. They did it in 8.

Raydan Awarded Dept. of National Defense Service Contract

14 Month Contract for Heavy Equipment at the Edmonton Garrison

EDMONTON, AB, CANADA Raydan Manufacturing Inc., has been awarded a service contract by the Canadian Department of National Defense, Edmonton Garrison, to modify and repair various heavy commercial trucks, trailers, and military trucks; specifically the Heavy Logistics Vehicle Wheeled (HLVW) and the Heavy Equipment Support Vehicle (HESV).

Services include installing Raydan's award winning Air Link™ suspension, frame extensions, retrofitting, and all other required modifications, custom manufacturing, and corrective maintenance.

"We're thrilled to have been awarded this contract," commented Ray English, President and CEO at Raydan. "We've had certification to work on military vehicles for a year now, and following the success of the HLVW project last fall and the installation of the Air Link on Western Star's HESV assembly line this spring, this Standing Offer was a natural next step."

Raydan worked closely with the Department of National Defense last fall to adapt an HLVW wrecker for air transport. The project exceeded all expectations, and Raydan received a Certificate of Appreciation from Brigadier General Bewer in a presentation on February 22.

"Raydan has a trusted reputation based on the quality of work coming out of our manufacturing and service facility," said Rick Nissen, Raydan's Sales Manager. "We're proud to have our products and skills recognized by the Department of National Defense, and we look forward to building a close working relationship with them."

Raydan Manufacturing Awarded 4x4 Truck Conversions from Zender Ford

11 Ford F750 Trucks to be Converted to 4x4 for Shell Canada

EDMONTON, AB, CANADA Raydan Manufacturing has been awarded a contract to convert eleven Ford F750 trucks to 4x4 configurations. These Class 6 trucks will be used by Shell Canada as service vehicles in Fort McMurray. The entire project is expected to be completed by end of June 2002, and is worth over $280,000.

"We at Zender Ford are very pleased to have found someone local to do these conversions," said Don Stewart, Fleet Manager. "This will greatly enhance our sales of these vehicles."

"We're very happy to be working on this project with Zender Ford," said Rick Nissen, Sales Manager at Raydan, "and look forward to many similar projects in the future. We're the only facility in western Canada doing front wheel drive conversions on Class 6, 7 & 8 trucks."

"This is an exciting market for us," Mr. Nissen continued. "Raydan has a trusted reputation based on the quality of work coming out of our manufacturing and service facility, and a number of companies have approached us to do front wheel drive conversions. Because we specialize in drivetrain products, this naturally falls into our area of expertise, as does twin steer conversions."

Raydan Manufacturing is the only western Canadian aftermarket installation facility authorized by Fabco Automotive, a well known and highly respected manufacturer of steerable drive axles and transfer cases since 1918. Raydan's Service Centre specializes in front end vehicle projects of various applications for numerous truck manufacturers throughout North America.





FERIC Stipulates Easy Slider™ Configuration for Long Log B-trains

Raydan's Easy Slider™ Set as Standard for Long Log B-train Fifth Wheel Connection

EDMONTON, AB, CANADA The versatility of applications for the Easy Slider™ is impressive.

The Forest Engineering Research Institute of Canada (FERIC) has set the Easy Slider™ as the standard for fifth wheel connectors between two trailers. This comes after years of testing the Easy Slider™ in conjunction with Homestead Holdings in Alberta's rugged northern Peace River area. Homestead Holdings, under special permit from the Government of Alberta, hauls 90' logs on two trailers. That's 30' longer than the standard length allowed.

The Easy Slider™ is used between the trailers and is open, so when the unit turns a corner, the slider in the middle moves back and forth in order to create a V-compensation.

This creates more stability because the trailer is in a V-shape. By using the Easy Slider™ the unit can go around corners where others can't.

Larry Giesbrecht, who has been running the Easy Slider™ equipped unit for Homestead for over 7 years, estimates he has logged more than 1 million km on the unit. "I drive it over all kinds of rough terain," he says. "I go into the bush, over hills, around tight corners, you name it. The Easy Slider™ works really well because it doesn't bind at all, so side draft doesn't bother it."

The other advantage of the Easy Slider™ is its durability. "There's no wear on the Easy Slider™ at all," adds Giesbrecht. "All the wear is on the faceplate of the trailer. In the first six years, we only had to change two pins."

FOREST ENGINEERING RESEARCH INSTITUTE OF CANADA Western Division — FERIC — INSTITUT CANADIEN DE RECHERCHES EN GÉNIE FORESTIER Division de l'ouest

FERIC is a private, non-profit research and development organization whose mandate is to improve Canadian forestry operations within a framework of sustainable development.

FERIC is funded by leading forestry companies, the Government of Canada, and the provinces. Its departments include Research and Development, Wood Harvesting, Silvicultural Operations, Small-scale Operations, Engineering Design/Specialized Technologies, Technology Transfer and Transportation and Roads.



Easy Slider™ — The Sliding Kingpin System

Raydan's Easy Slider™ trailer system provides a solution to the inflexibility of the fixed kingpin setup, the labour intensive drop-down kingpin system, and the poor operation and high maintenance of the sliding upper plate system.



The Easy Slider™ allows the kingpin position to be adjusted on a fully loaded, connected trailer. By varying the overall length of the tractor/trailer unit, the axle weight distribution can be optimized for particular load configurations and road conditions, thereby maximizing payloads and improving traction.

Weight Shift Capability

The Easy Slider™ allows a driver to change the trailer kingpin position without having to disconnect the kingpin from the fifth wheel. Unlike a sliding fifth wheel, which only shifts weight down from the drive axles to the steering axle, the Easy Slider™ shifts the weight from the drive axles to the trailer axles and vice-versa. With the various D.O.T. regulations, the Easy Slider™ is a must to quickly and easily change your axle loads.

Overall Length Change Capability

By changing the location of the kingpin, the Easy Slider™ is able to shorten or lengthen the overall tractor-trailer unit length. This is particularly useful for truckers who are travelling cross-border where the Federal Bridge Span Formula, state and provincial regulations come into effect. Operators using the Easy Slider™ in a Super B train with cross-border applications are able to carry up to 4,000 lb of additional payload on each trip.

Downtime Reduction

Every trucker has been delayed at the scales due to overweight axles. The Easy Slider™ allows the weight to be shifted ahead to the drive axles or back to the trailer axles in less than 90 seconds.

Retrofit Ability

Trailers which have the kingpin located in an incorrect position can easily be retrofit with an Easy Slider™. Since each slider is manufactured according to custom dimensions, the new kingpin can be repositioned to any one of multiple positions. This eliminates a common problem found in many fleets - that of mismatched tractors and trailers.

A 32" Easy Slider™ can shift 2,000 lb (907 kg) of payload without affecting the steering axle.

"The Easy Slider™ is way better than a sliding fifth wheel. You can transfer your weight from trailer axles to drivers easier. It's probably one of the better set-ups to come along."

Gerry Zaal
Owner, GH Zaal Trucking Ltd.
Fort St. John, BC

"The main reason I got it was for versatility ... because of the differences in lengths of units between BC and Alberta. I can change my unit by 1.5' quickly and be legal in both provinces."

Mike Kosick
Owner, TCL Contracting.
Fort St. John, BC

ADVANCE — ASPEN — Boydstun — FORT GARRY — DOEPKER INDUSTRIES LTD. — SUPERIOR TRAILERS — TY-CROP MANUFACTURING LTD.

MERRITT — Krohnert — K-LINE — manac

Nisku, Alberta, Canada
Toll Free 1-888-472-9326 Fax (780) 955-2386
email: info@raydanmail.com
visit us on the web at www.raydanmfg.com

Raydan OEM Customers

North American Truck Crane Industry

The **Air Link**™ suspension has long been standard equipment in the front tandem steering axles of all major North American manufactured truck cranes.

Link-Belt Construction Equipment has implemented the Air Link™ as standard equipment on the rear of the 40 - 70 ton truck cranes and on the front of the 150 ton model.

Another truck crane customer is **Terex Corporation.** Terex originally offered the Air Link™ as an optional suspension, but due to high customer demand, the Air Link™ is now used exclusively on all truck crane models.

Grove Worldwide offers the Air Link™ suspension as standard equipment in the rear of the 40 ton truck crane and both front and rear on the 50, 70 and 90 ton models.

Crane Carrier, a severe service vehicle manufacturer, has made the Air Link™ available as a factory option on refuse and other tandem axle vehicles.

"I drove the L8 last week. It performs very nicely with the front air suspension. My feet stayed on the cab floor the whole time."

Greg Bingham
Designer
Link-Belt Constr. Equipment Co.



Link-Belt Construction Equipment has implemented the Air Link™ as standard equipment on the rear of the 40 - 70 ton truck cranes, and on the front of the 150 ton model.


TEREX

Terex Corporation originally offered the Air Link™ as an optional suspension, but due to high customer demand it's now used exclusively on all models.


GROVE

The Air Link™ is standard equipment in the rear of Grove's 40 ton truck crane and both front and rear on the 50, 70 and 90 ton models.

Fire Rescue Industry

The fire and rescue truck industry has quickly adopted the **Air Link**™ suspension for many applications.

Emergency One's implementation of the Air Link™ has **greatly reduced impact related warranty claims.** As an added benefit, the suspension also provides a more comfortable ride for the fire-fighters.

The Air Link™ suspension is now available on various models of rear tandem trucks manufactured by **KME Fire Apparatus.**

Sutphen Corporation has implemented the Air Link™ suspension on all of its tandem axle fire trucks.

Other fire truck manufacturers that offer the Air Link™ include **American LaFrance, Aerialscope, Ferrara Fire Apparatus, FWD Seagrave, Smeal** and **Saulsbury Fire Rescue.**

"We used to see these trucks in our service facility on a weekly basis. The Air Link™ has eliminated a lot of our downtime."

Thomas E. Curti
Technical Assistant/Deputy Director
New York City Fire Department



Emergency One's implementation of the Air Link™ has greatly reduced impact related warranty claims.



The Air Link™ suspension is now available on various models of rear tandem trucks manufactured by KME Fire Apparatus.



Sutphen Corporation has implemented the Air Link™ suspension on all of its tandem axle fire trucks.

E-ONE Going Beyond the Call · SPARTAN · Aerialscope · FERRARA · AMERICAN LAFRANCE · Smeal · SUTPHEN

Transportation Industry

As a result of customer demand, **Mack Trucks** now offers the **Air Link**™ as a **factory option** on certain models. Raydan Manufacturing continues to work closely with Mack Trucks to meet their current and future demands and to expand use of the Air Link™ to accommodate dealer requests.

The benefits of the Air Link™ has convinced trailer manufacturers to include it as a factory option. **Carmex,** a trailer manufacturer in Mexico, has found the Air Link™ particularly well suited for its end dump applications.

Kalyn Siebert, a renowned trailer manufacturer, has found the Air Link™ to be well suited for many US military applications. Specialized trailers used to haul sensitive equipment use the Air Link™ to protect cargo and provide a smooth ride.

The many benefits of the Air Link™ suspension have been recognized by the **US military.** In March of 2000, the Air Link™ was approved as a retrofit kit for the widely used **Freightliner** M915A2.

Many **military departments** have been quick to adopt the Air Link™ suspension. Among others, these departments include: the National Guard, Army and Air Force Reserves, TACOM Test Center and the White Sands Missile Base.

In 2001, the **US military** completed testing the Air Link™ at the **Nevada Automotive Test Center.** The suspension was installed in both the front and rear of a Logistic Vehicle System. For their contribution, Raydan Manufacturing received the NATC Supplier of the Year award.

Western Star's military division has specified the Air Link™ as standard equipment on the HESV, and is currently filling a standing order for the **Canadian military** with these Air Link™ equipped units.

The **Canadian military** has approved the Air Link™ as standard equipment for the HLVW refurbishing program. This is in part due to its ability to distribute the payload equally over the rear axles.



Raydan Air Link approved by N.Y. DOS

Raydan Manufacturing Inc — RDN

Shares Issued: 12,575,722 — May 09 Close 0.55

12 May 12 2003 — News Release

Ms. Joan Richardson reports

NEW YORK CITY APPROVES RAYDAN'S AIR LINK(TM) SUSPENSION FOR SANITATION TRUCKS

The New York Department of Sanitation has approved Raydan's patented Air Link air ride walking beam suspension for tandem rear applications for use on roll-off sanitation trucks. This is the second New York department to approve the use of Raydan's Air Link suspension.

"We have been testing Raydan's Air Link on a roll-on/roll-off vehicle since August of 2001. The test vehicle has performed well in all intended phases of the AFF operation, and has, in fact, no down time attributed to suspension or related component failure," reports Mr. DiRico, director of equipment operations, NYC Deptartment of Sanitation.

"We are extremely pleased to have the Air Link validated by the city of New York," remarked Ray English, president and chief executive officer at Raydan. "In addition to the sanitation deptartment, the NYC Fire Deptartment has specified the Air Link into every new tandem axle fire rescue vehicle it purchases," Mr. English continued. "New York is the gold standard for governmental purchasers. Their demand for Raydan's Air Link suspension has generated substantial interest from other governmental purchasers, as well as the large truck manufacturers who supply them. The Air Link has recently been listed as a Mack factory option, which has greatly increased exposure of the Air Link to other departments and municipalities dealing with vocational trucks."

Since its introduction, the Air Link has received strong acclaim from the international marketplace. Raydan initially focused on specialty markets such as military, truck cranes and fire apparatus. As a result, the Air Link is standard equipment on all North American manufactured truck cranes, and is fast becoming the dominant air ride suspension for fire rescue vehicles as well. Now, with Mack trucks leading the way, Raydan expects to achieve the same level of success with the Air Link in the heavy truck market. Raydan produces numerous versions of the Air Link suspension, making it compatible with all makes and models of Class 8 trucks. There are over 11,000 Class 8 trucks produced and sold each month in North America. Raydan continues to be aggressive in its efforts to gain the same recognition from all heavy truck manufacturers.

WARNING: The company relies upon litigation protection for "forward-looking" statements.

Directors: Babic John Ivan; English Danny E; English Raymond W; Henderson Ralph H; Jaroszuk Leonard Douglas; Sparrow Robert M

Address: 601 18th Ave, Nisku, AB, T9E 7T7

Phone: 780 955 2859 Fax: 780 955 2386


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Raydan Manufacturing Reports Third Quarter Results

30% Revenue Growth Highlights Innovative Product Offerings

EDMONTON / ALBERTA / CANADA / APRIL 8, 2003

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to report results for the third quarter ending Jan. 31, 2003. Revenue increased by 30% over the third quarter of fiscal 2002, continuing a positive growth trend for the fiscal year.

Revenues for the third quarter increased to $1,237,746 versus $946,762 in the third quarter of fiscal 2002. Gross margins for the quarter were 11% versus 10% for the same period the previous year. Managements aggressive sales push increased quarterly costs, resulting in a net loss for the period of $15,932 versus $47,617 in fiscal 2002.

Revenues for the first 9 months of 2003 increased by 18% to $4,461,669 versus $3,781,965 for the same period of fiscal 2002. Gross margins were 16.9% versus 16.8% for the same 9-month period the previous year. Net income was $138,260 for the first three quarters of the fiscal year versus $168,117 for the previous 9-month period.

Underlying these results are Raydan's aggressive business development programs that have positioned the Company to grow significantly. Raydan's determination to penetrate new vertical markets substantially larger than Raydan's existing markets should lead to exponential growth in the short to medium term. An example of this is managements focus on penetrating international manufacturers of vocational equipment and trucks.

The third quarter also saw the launch of Raydan's tandem steering Air Link™ air ride walking beam suspension into the US market. This product is a unique product offering within the heavy duty truck market and highlights Raydan's ability to develop innovative product offerings. Raydan unveiled this new Air Link™ on a Mack MR chassis in a concrete pumper unit built by Schwing America, the leading builder of concrete pumper trucks in North America, at the World of Concrete Show in Las Vegas.

"Our business is still feeling effects of the economic slowdown, but we have aligned the Company to take advantage of profitable markets and new opportunities," stated Ray English, President and CEO of Raydan. "We are very excited about the future. Raydan is poised to capitalize on the increasing acceptance of our core products in the heavy trucking and vocational industry and are eager to expand into key new markets."

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BUSINESS EDGE

EDMONTON - MARCH 13-19, 2003 - VOL. 3, NO. 11

ALBERTA BUSINESS NEWS - WITH AN EDGE

KEEP ON TRUCKIN' - IN COMFORT


Air Link
THE AIR RIDE WALKING BEAM
Air Link

Jack Dagley, for Business Edge

Planes, trains and automobiles

TRANSPORTATION

The transportation industry is all around us, from an airline sector in flux, to talk of a high-speed rail link and the traffic jams we face on the way to and from work. In this Special Report on Transportation, we look at the industry news and innovators, including Edmonton's Ray, left, and Dan English, whose unique suspension system is making life better for truckers and New York firefighters (see story on Page 18).

High-spee speculat gathers s

Edmonton-Calgary link must be 'driven by market'

By Monte Stewart
Business Edge

Market demand, not government or the private sector, must ultimately decide whether a Calgary-Edmonton high-speed rail link gets built, says former Canadian Alliance leader Preston Manning.

"If the consumers want it and are prepared to pay for it, that has to be the backbone of it," said Manning.

Speaking to reporters last Friday after a two-day Canada West Foundation conference on the future of transportation, Manning said there is also a role for government and the private sector, "particularly in these public-private projects where they do it together" – but the market demand must come first.

"If you did it today, of course, the traffic is not enough to sustain it," said Manning, who co-chaired the conference titled Building the New Dream.

"The further you get down the road, where there's three, four million, five million people in Alberta, then, of course, the viability from the farebox becomes higher. But I think it's too soon to tell. . . . But it's something

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9 77

Appetite growing for 'meat-and-potatoes' product

By Bob Beaty
For Business Edge



Jack Dagley, for Business edge

Ray English, left, and his brother Dan manufacture a truck suspension system that replaces spring systems of old.

There is something being manufactured by two brothers in Edmonton that New York firefighters can't do without.

Neither can Mack Truck.

Nor the Canadian military.

It's a unique suspension system built by Raydan Manufacturing that allows the heaviest of heavy trucks to glide on air bags instead of the bone-jarring spring systems of old.

As a result, truck drivers don't step out of their cabs vibrating from the experience of having every bump volcano through their bodies. And the trucks last a lot longer because metal fatigue is cut sharply.

It's not a sexy product, nor is it high tech. "We are a meat-and-potatoes kind of company," said president Ray English. "You can see and feel what we produce."

Ray, 48, and operations manager Dan, 40, have quietly built their enterprise from a private company with just a few employees to a public company with 45 workers.

Annual income has now reached about $6 million, but Ray expects that will quadruple to $24 million per year within three years. The key to the latter is contracts from large truck manufacturers such as Mack Truck and International Trucks.

Raydan has a contract with Mack to provide the suspension system as an option for some of its trucks and it is in the latter stages of negotiations with International.

TRANSPORTATION

Ray said he is confident both manufacturers will make the suspension system standard equipment for their heavy truck lines in the very near future.

"Once you are on line with the manufacturers . . . it grows very quickly."

Ray said they took the company public so it would be easier to negotiate contracts with large manufacturers – the latter like the transparency that comes from dealing with a public company, Ray said.

And Raydan signed a joint-venture agreement with a large Mexican truck parts manufacturer to ensure it has the capacity to rapidly expand production when those contracts take hold.

The two brothers cut their teeth in the industry by working from the bottom up.

They started installing the suspension systems for individual truck owners, then they targeted the manufacturers of trucks that carry massive cranes.

Concrete truck manufacturers and the Canadian military signed on, followed by the New York fire department.

New York lost 42 emergency vehicles in the rubble of the twin towers from the Sept. 11 terrorist attacks. The city's massive emergency department has now made it mandatory to have Raydan suspension systems on all its heavy tandem-axle trucks.

Negotiations are also under way with New York's sanitation and transportation departments for the suspension systems.

The company went public about two years ago. Last April, shares were about $1.12, but they have fluttered back to a range of 55 to 65 cents, despite the announcement of the Mack Truck deal.

Nevertheless, Ray said he is happy with the current price.

"I'd rather be able to back what I'm doing with facts, rather than speculation. It is just a matter of expanding what we have and I feel the stock will go the same way."

03 AUG 20 AM 7:21

Raydan Announces Strategic Alliance with UAP/TW

Canadian Leader in Heavy Vehicle Parts to Distribute Raydan's Air Link Suspension

EDMONTON / ALBERTA / CANADA / MARCH 4, 2003

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to announce that UAP Inc/TW Distribution, a Canadian leader in heavy vehicle parts distribution, is now carrying Raydan's patented Air Link air ride suspension in their three TW Distribution Centers, 54 Traction Stores, and affiliated service facilities.

"We're excited about the possibilities offered by this association with UAP Inc/TW," remarked Ray English, President and CEO at Raydan. "We believe it will lead to a marked increase in Air Link sales in the multi-million dollar Canadian retrofit market. UAP Inc/TW will be carrying Air Link models ranging from 34,000 - 75,000 lb capacity," Mr. English continued. "We believe this alliance will greatly increase exposure of the Air Link suspension in the Canadian marketplace.

Raydan's Air Link suspension has received strong acclaim from the marketplace since its release in 1992, and is currently the dominant suspension for the fire and rescue vehicle and truck crane markets. It exceeds all industry requirements for vocational suspension applications, and is of particular interest to truck applications such as redi-mix, oilfield, logging and refuse. These industries are dependent upon UAP Inc/TW's Heavy Vehicle Parts Division as a source for heavy vehicle parts and accessories in the transportation, construction, mining and forestry industries.

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Raydan Unveils Twin Steer Air Link at Las Vegas Show

Air Link for Tandem Steer presented on Mack MR in Schwing Concrete Pumper Unit

EDMONTON / ALBERTA / CANADA / FEBRUARY 18, 2003



Raydan Unveils Twin Steer Air Link at Las Vegas Show

Raydan Manufacturing Inc. (TSX Venture: RDN) is proud to announce the launch of the Air Link suspension for twin steer applications at the World of Concrete Show in Las Vegas, Nevada on February 4, 2003. At one of the largest shows held in Las Vegas, Raydan unveiled this latest Air Link on a Mack MR chassis in a concrete pumper unit built by Schwing America. Raydan has long provided an air ride tandem steer suspension for truck cranes with great success. The Schwing unit represents the introduction of the Air Link onto an I-beam axle, providing the only single point suspension that equally distributes weight between the axles. Schwing is the leading builder of concrete pumper trucks in North America.

"The opportunity to work with one of the most reputable suppliers to the concrete industry at such a prestigious show is a great privilege," comments Raydan President and CEO Ray English. "We introduced the Air Link for twin steer applications to Canada in November to wide industry interest. The positive customer response to our product in Las Vegas certainly boosts our confidence regarding its reception in the US marketplace."

Mack Trucks hosted a 'Ride and Drive' event in conjunction with the World of Concrete Show where a unit from their new Granite line, equipped with a factory installed rear Air Link suspension, was on display. Air Link is now offered as a factory option on several models of Mack trucks, including the Granite, in response to customer demand.

"Acknowledgement of the Air Link suspension by two such notable heavy equipment manufacturers at the same event was exciting," states Ray English. "We appreciate the positive exposure Air Link gained by inclusion in these two popular exhibits."

Mack Trucks Offers Raydan Air Link as Factory Option

Air Link Offered as Option on Mack's High Volume Truck Models

EDMONTON / ALBERTA / CANADA / JANUARY 7, 2003

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to announce that Mack Trucks, Inc. is now offering Raydan's patented Air Link air ride walking beam suspension for tandem rear applications as a factory option on five of their high volume truck models.

In response to customer demand, the Air Link is available on the CL, CV, MR, CH and RD, in both a 46,000 and 52,000 lb capacity. Product was shipped to Mack's assembly plant in January to fill initial orders, with projected Air Link orders in the system to be processed through to June 2003.

"Mack Trucks are leaders by innovation," remarked Ray English, President and CEO at Raydan, "and we are extremely proud to have our innovative Air Link listed as a Mack factory option. Raydan has successfully pursued a strategy of proving the unique benefits of the Air Link in niche markets, dominating those markets and moving on to larger markets. This introduction as a Mack factory option enables Raydan's Air Link to tackle a much larger market and will greatly increase exposure of the Air Link suspension to the vocational truck market."

Since it's introduction, the Air Link has received strong acclaim from the international marketplace. Raydan initially focused on specialty markets such as the military, truck crane and fire apparatus. As a result, the Air Link is standard equipment on all North American manufactured truck cranes, and is fast becoming the dominant air ride suspension for fire and rescue vehicles as well. Now, with Mack Trucks leading the way, Raydan expects to achieve the same level of success with the Air Link throughout the heavy truck market. Raydan produces numerous versions of the Air Link suspension, making it compatible with all makes and models of Class 8 trucks. There are over 11,000 Class 8 trucks produced and sold each month in North America. Raydan will continue to be aggressive in it's efforts to gain the same recognition from all heavy truck manufacturers.

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Raydan Manufacturing Posts Record First Quarter

Best 1st quarter ever; up 20% over 4th quarter and 74% over 3rd quarter

EDMONTON / ALBERTA / CANADA / SEPTEMBER 24, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to report its best 1st quarter results on record. Revenues increased by 20% over the 4th quarter and by 74% over the 3rd quarter of fiscal 2002. Net income for the period was $100,178, representing an increase of 50% over the 1st quarter of fiscal 2001 and 53% of total net income for the full fiscal 2002 year.

Revenues for the 1st quarter increased to $1,670,000 vs $1,546,466 or 7.7% in the 1st quarter of fiscal 2002. Gross margins for the quarter were 19% vs 13.7% for the same period the previous year. Net income for the period increased by 51% to $100,178 vs $66,630 in the 1st quarter of fiscal 2002. This follows a negligible profit in the 4th quarter and a loss of $66,845 in the 3rd quarter of fiscal 2002.

As can be seen by the trend that is being created, Raydan is expecting to see record revenues for the year ahead. Last fiscal year's 1st quarter represented a strong quarter for Raydan and market penetration was starting to take root in all its major segments. Raydan's results were severely impacted by the events of post September 11, which caused a decrease in 2nd quarter results while the third quarter numbers saw revenues drop by half and a net loss in income as a result.

"We are comfortable that our business is recovering from the economic slowdown we experienced in our last fiscal year, and expect to see a record year with revenues growing by approximately 45% to $7.5 million and net income to triple to $750,000," stated Ray English, President & CEO of Raydan. He continued, "We are seeing strong growth in all three key segments of our business. Raydan's innovative products are now being demanded by a number of international manufacturers of vocational equipment and trucks."

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Raydan Manufacturing Reports Fiscal 2002 Results

Increased Market Penetration Supports Financial Health in Tight Post Sept. 11 Environment

EDMONTON / ALBERTA / CANADA / SEPTEMBER 19, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to report a profitable year-end based on increased penetration in its key market segments. Gross revenues for the year ended April 30, 2002 were $5.2 million versus $5.8 million in the preceding year. Income for the year was $186,000 or $0.015 per share compared to $604,000 or $0.06 per share for the previous year. The Company finished the year with cash of $1.0 million and working capital of $1.8 million.

Milestone achievements increased shareholder value significantly during the year. Raydan successfully completed its Initial Public Offering (IPO), becoming a listed company on the TSX Venture Exchange, and concurrently raised $1 million in additional financing. Both were accomplished in a very difficult investment climate.

During the year, the Company's operations were severely impacted by the widespread economic downturn following the events of September 11. Many of Raydan's key industry segments terminated new activity. This was most apparent in the North American truck crane market.

Despite this environment, Raydan was able to maintain profitability and grow its penetration into new market segments. Positive fundamentals coupled with strong business development initiatives have positioned the Company to rebound from these adverse macro influences in the coming year. Raydan's Air Link is installed at the factory level of all North American heavy truck crane manu-facturers. The Air Link has been mandated by the City of New York for use in all tandem axle fire rescue vehicles, and the Departments of Sanitation and Transport are also evaluating the Air Link for their tandem axle vehicles. Seven major North American firetruck manufacturers are equipping tandem axle units with the Air Link, some as standard equipment. The Company is now offering the Air Link air ride tandem steering suspension with their unique patent pending walking beam

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Raydan Launches Air Link for Tandem Steer Axles

Exciting New Advancement for Tandem Steer Applications

EDMONTON / ALBERTA / CANADA / SEPTEMBER 18, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) is pleased to announce the latest addition to their line of patented Air Link suspensions; an Air Link designed and engineered for front-end tandem steer axles for the vocational truck market.

This new Air Link, with its patent pending walking beam suspension, is currently being offered for front tandem steering axles on North American built truck cranes, as well as military and custom carriers. For the first time it is now being offered to the largest segment of the transportation industry, the vocational truck market. This vocational truck market, in the year 2000, was worth US$2.2 billion in North America alone. Raydan estimates this Air Link for front steering axles will generate sales of approximately $6M following its first year on the market.

"An Air Link for tandem steering axles has been long awaited in the marketplace," commented Ray English, President and CEO at Raydan. "The versatility of heavy duty applications for the Air Link is unsurpassed, making it an excellent suspension for any industry. We are very pleased with the record we have at Raydan to continue to offer innovative market leading products that dominate their market niches."

Raydan continues to advance its market penetration through products that have received strong market acceptance and critical acclaim. The Air Link has 100% penetration in the North American *heavy truck crane market, a significant leading position in the Fire Apparatus market* and is mandated by the City of New York for all of their tandem emergency vehicles, including firetrucks.

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Raydan Experiencing Strong Growth in all Segments

Company is Growing ... Year-End Results in September

EDMONTON / ALBERTA / CANADA / AUGUST 8, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) has recorded significant growth in its manufacturing and servicing segments. Despite the sluggish growth in the North American economy, Raydan is seeing expansion in demand for its innovative products.

"Following Sept. 11, the global demand for heavy equipment declined precipitously," stated Ray English, Raydan's President and Chief Executive Officer. "While Raydan was not immune to the slowdown, we managed to drive revenues far better than our peer group. Subsequent to our year-end, we have seen definite signs of recovery and are confident that we shall see stronger year over year growth in revenues and income *for each quarter of this fiscal year.*"

Raydan expects to report its year-end and first quarter results in mid-September.

In addition to the growth in revenues, Raydan management has been aggressively pursuing business development opportunities with a number of major international manufacturers of heavy equipment products, particularly in the transportation sector.

"Due to the ringing endorsements that Raydan has received for the Air Link™ suspension system, including the City of New York, we have been leveraging relationships in order to have the Air Link™ positioned on the assembly lines of some of the largest heavy equipment manufacturers in the world," continued Mr. English. "We hope to provide shareholders with evidence of our vigorous efforts to enhance shareholder value by the fall."

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Raydan Awarded National Defense Service Contract

14 Month Service Contract for Heavy Equipment at the Edmonton Garrison



EDMONTON / ALBERTA / CANADA / MAY 15, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) has been awarded a service contract by the Canadian Department of National Defense, Edmonton Garrison, to modify and repair various heavy commercial trucks, trailers, and military trucks; specifically the Heavy Logistics Vehicle Wheeled (HLVW) and the Heavy Equipment Support Vehicle (HESV).

Services include installing Raydan's award winning Air Link™ suspension, frame extensions, retrofitting, and all other required modifications, custom manufacturing, and corrective maintenance.

"We're thrilled to have been awarded this contract," commented Ray English, President and CEO at Raydan. "We've had certification to work on military vehicles for a year now, and following the success of the HLVW project last fall and the installation of the Air Link on Western Star's HESV assembly line this spring, this Standing Offer was a natural next step."

Raydan worked closely with the Department of National Defense last fall to adapt an HLVW wrecker for air transport. The project exceeded all expectations, and Raydan received a Certificate of Appreciation from Brigadier General Brewer in a presentation on February 22.

"Raydan has a trusted reputation based on the quality of work coming out of our manufacturing and service facility," said Rick Nissen, Raydan's Sales Manager. "We're proud to have our products and skills recognized by the Department of National Defense, and we look forward to building a close working relationship with them."

Raydan's contract with the Department of National Defense runs from June 01, 2002 through July 31, 2003.

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Raydan Retains Investor Relations Firm

Linear Capital to Provide Investor Relations Services

Linear Capital Corp.

TORONTO / ONTARIO / CANADA / MAY 6, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) today announced it has retained Toronto-based financial Investor Relations firm Linear Capital Corp. (Linear) to provide investor relations services.

"It's very important for us to communicate our story," stated Ray English, President and CEO of Raydan Manufacturing Inc. "Raydan represents an excellent opportunity for investors, and it's important that we communicate the opportunity effectively and broadly. We welcome Linear to provide us with the guidance to achieve our goal fo wider interest in Raydan.

Linear Capital Corp. is a financial investor relations and corporate advisory firm focused on providing companies with timely and actionable guidance within the financial marketplace. Client services include developing comprehensive investor outreach programs directed at the financial community, to create and sustain shareholder value, broaden the existing investor base and manage market expectations towards corporate developments.

Raydan Manufacturing Inc. *is an Edmonton, Alberta based global leader of specialized heavy-duty* suspension and coupling systems for trucks and heavy equipment. Established in 1992, Raydan exports its innovative, high quality products to the global heavy transportation equipment industry, including the US, Mexico, Australia, New Zealand, and Africa. Public since July 2001, Raydan trades on the Canadian Venture Exchange under the symbol "RDN".

Linear Capital shall receive a monthly fee of $5,000 for investor relations services, including but not limited to strategy, press release disseminations, investor and investment bank meetings. In addition, Linear Capital Corp. shall be granted an option to acquire up to 100,000 common shares of the Corporation at an exercise price in accordance with, and subject to regulatory approval and statutory hold periods.

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Raydan Awarded 4x4 Truck Conversions from Zender

9 Ford F750 Trucks to be Converted for Shell Canada



EDMONTON / ALBERTA / CANADA / APRIL 18, 2002

Raydan Manufacturing Inc. (TSX Venture: RDN) has been awarded a contract to convert 9 Ford F750 trucks to 4x4 configurations. These Class 6 trucks will be used by Shell Canada as service vehicles in Fort McMurray. The entire project is expected to be completed by end of June 2002, and is worth over $280,000.

"We at Zender Ford are very pleased to have found someone local to do these conversions," said Don Stewart, Fleet Manager. "This will greatly enhance our sales of these vehicles."

"We're very happy to be working on this project with Zender Ford," said Rick Nissen, Sales Manager at Raydan, "and look forward to many similar projects in the future. We're the only facility in western Canada doing front wheel drive conversions on Class 6, 7 & 8 trucks."

"This is an exciting market for us," Mr. Nissen continued. "Raydan has a trusted reputation based on the quality of work coming out of our manufacturing and service facility, and a number of companies have approached us to do front wheel drive conversions. Because we specialize in drivetrain products, this naturally falls into our area of expertise, as does twin steer conversions."

Raydan Manufacturing is the only western Canadian aftermarket installation facility authorized by Fabco Automotive, a well known and highly respected manufacturer of steerable drive axles and transfer cases since 1918. Raydan's Service Centre specializes in front end vehicle projects of various applications for numerous truck manufacturers throughout North America.

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Mar 21/02



The first of 20 Air Link™ suspensions installed into Canadian Military Heavy Engineered Support Vehicles (HESVs) rolled off Western Star's Kelowna based assembly line in March. John Cook, Raydan's Chief Engineer, was at Western Star to oversee the initial installation.

The HESV is a truck designed to perform under extreme conditions, and requires an extended ride height for extra clearance and high articulation. In order to achieve this, Western Star originally designed an extra frame to attach the suspension to, which added approximately 1,000 lb to the truck weight.

"We met with representatives from Western Star and the military last summer, and they knew right away they wanted the Air Link™ for this truck," said Ray English, President and CEO of Raydan. It's an excellent heavy duty suspension, and by switching to the Air Link they eliminated the extra weight of a subframe, cut the cost of production, and saved hours per unit on the assembly line."

Western Star Trucks, a division of Freightliner, plans to use the HESV model to address military tenders from around the world. "We've been working closely with both the Canadian and US military for quite a while now," Mr. English said, "and we're certified to work on armed and unarmed vehicles at our facility or any Canadian military facility. In 1998 we re-engineered the Air Link™ for the US Marine Corp LVSR program, and received a 'Supplier of the Year' award. This past winter we designed a system for the Canadian military which allowed them to quickly disassemble the cab and crane unit of an HLVW wrecker to make it air transportable." Mr. English stated. "They were so pleased with the success of the project they presented us with a Certificate of Appreciation.

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BG Brewer Presents Raydan with Cert. of Appreciation

HLVW Conversion for Operation Apollo a Huge Success



EDMONTON / ALBERTA / CANADA / FEBRUARY 28, 2002

Brigadier General Brewer, the Director General, Land Equipment Program Management, Ottawa, presented Raydan Manufacturing with a Certificate of Appreciation for their outstanding effort and ingenuity in making an air transportable HLVW (extended) wrecker to meet an urgent operational requirement in support of Operation Apollo.

"A big part of my job is working with private business," Brewer commented. "At the end of the day, if you don't have the support of Canadian industry, there's something wrong."

BG Brewer made the presentation on February 22 during the Opening Ceremonies for the EME Division's Annual Bonspiel at the Edmonton Garrison.

The HLVW, one of 125 belonging to the Canadian Military, is the first wrecker adapted by Raydan and the Department of National Defense to be air transportable in a C130 Hercules aircraft. Modifications to the wrecker and installation of Raydan's Air Link™ suspension system took 8 days, and were completed on January 5, 2002. The vehicle can now be dismantled for travel and reassembled on the ground in approximately 5 hours.

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Raydan's Air Link™ on New Smeal Fire Truck



Spartan Motor's Chassis Spec'd to Include Air Link™ Suspension

EDMONTON / ALBERTA / CANADA / FEBRUARY 20, 2002

Raydan's Air Link on New Smeal Fire Truck

Smeal Fire Apparatus is preparing to unveil their latest fire truck at the Fire-Rescue International 2002 show in Kansas City next August. The chassis for this new model is built by Spartan Motors, Inc. and is spec'd by Tom Smeal, CEO to include Raydan's Air Link™ suspension.

"We are extremely pleased to be joining Smeal and Spartan in this new venture, and look forward to workin with them for many years to come," said Ray English, President and CEO of Raydan Mfg. Inc. "We appreciate being recognized as a global leader in specialized suspension and coupling systems for trucks and heavy equipment by both these companies and the City of New York."

Smeal Fire Apparatus is located in Snyder, Nebraska, and are recognized worldwide for excellent engineering and quality workmanship.

Spartan Motors, Inc. (NASDAQ: SPAR) is headquartered in Charlotte, Michigan, and is a world leader in the eingineering, design and manufacture of heavy-duty custom platforms and emergency vehicles.

The Fire-Rescue International Show is hosted by ICHIEFS, one of the oldest professional organizations in the US, and is the leading fire and rescue industry conference and exposition in the western hemisphere.

Oklahoma City Sends "Spirit of Oklahoma" to New York City

New York City Requests New Fire Trucks be Air Link™ Equipped

EDMONTON / ALBERTA / CANADA / FEBRUARY 13, 2002

Oklahoma City Sends 'Spirit of Oklahoma' to New York City

Ray English, President and CEO of Raydan Manufacturing Inc. (CDNX: RDN) is pleased to announce that the "Spirit of Oklahoma", a fire truck to be given to the City of New York by the citizens of Oklahoma City, has been equipped with Raydan's Air Link™ suspension system at the request of the City of New York.

"We are proud to be involved in the process of rebuilding New York City," stated Mr. English. "One of the rescue vehicles now under the rubble at the World Trade Center was equipped with our Air Link™ suspension, so we feel directly connected to the terrible events of September 11." Raydan's Air Link™ suspension has been chosen by the City of New York to be fitted on all of their tandem axle fire trucks and rescue vehicles.

The gift of the "Spirit of Oklahoma" follows the precedent set by New York City when it sent a fire truck called the "Spirit of New York" to Oklahoma City following the bombing of the Alfred P. Murrah Federal Bulding in April of 1995. After the devastating events of September 11, Oklahoma decided to reciprocate by purchasing a fire truck and sending it to New York City.

Raydan Contracted for Military Prototype Project

HLVW Wrecker Redesigned to Fly Into Combat

EDMONTON / ALBERTA / CANADA / DECEMBER 21, 2001

Raydan Manufacturing Inc. has begun work for the Canadian Military to engineer and document the disassembly and reassembly of the HLVW in the shortest amount of time possible.

This project is on an extremely short deadline, and it's purpose is to achieve size reduction in order to make these vehicles air transportable.



Ten-tons will take to air

Carved up, stretched and dismantled, HLVW wrecker ready to fly into combat

BACK

Raydan Shipping Air Link™ to Western Star Trucks

Air Link™ Suspension Standard on Canadian Military Trucks

EDMONTON / ALBERTA / CANADA / DECEMBER 11, 2001



Raydan Manufacturing Inc. has received it's first order for the award-winning Air Link™ suspension from Western Star Trucks specifically for the Canadian military vehicles.

Western Star Trucks designated Raydan's Air Link™ as standard equipment on the military HESV (Heavy Engineering Support Vehicle). The Air Link™ was also made optional equipment on LSVW military vehicles.

Raydan's Air Link™ Travels to Kazakhstan

Retrofit Trucks Destined for Kazakhstan

EDMONTON / ALBERTA / CANADA / OCTOBER 31, 2001

Nisku based Raydan Manufacturing Inc. (TSX Venture: RDN), a producer of specialized suspensions and coupling systems for trucks and heavy equipment, recently completed retrofitting a number of trucks owned by BC based Arctic Construction with the Air Link™ suspension.

These units are destined for Kazakhstan, where Air Link™ equipped vehicles have been successfully operating under harsh conditions for some time.



BACK

Mack Trucks Now Air Link™ Equipped

Air Link™ Original Equipment on Some Models

EDMONTON / ALBERTA / CANADA / OCTOBER 30, 2001

Nisku based Raydan Manufacturing Inc. (TSX Venture: RDN), a producer of specialized suspensions and coupling systems for trucks and heavy equipment, is proud to announce that their award winning Air Link™ air ride walking beam suspension for severe service trucks is now available on-line for certain models of Mack Trucks.

For more information, please contact your Mack dealer or call Raydan Manufacturing TOLL FREE at 1-888-472-9326

BACK

Raydan Manufacturing Inc. Tops the CDNX

Raydan Manufacturing Highest Traded Stock of the Day

EDMONTON / ALBERTA / CANADA / SEPTEMBER 21, 2001

Nisku based Raydan Manufacturing Inc. (TSX Venture: RDN), a producer of specialized suspensions and coupling systems for trucks and heavy equipment, has successfully completed an initial public share offering. Raydan shares began trading on the Canadian Venture Exchange (CDNX) on July 3, 2001, as the highest traded stock of the day.

Raydan's product offerings include:

Air Link™ - an air ride walking beam suspension system for heavy trucks, cranes and other vehicles which can be installed either as original equipment or as a retrofit.

Easy Slider™ - a sliding kingpin assembly that permits the coupling system on a fully loaded semi-trailer to move without disconnecting the trailer in order to meet varying conditions, payloads, and vehicle-length requirements.

Tandemization - the installation of an additional steering axle to tandemize the front ends of severe service trucks resulting in improved weight distribution and increased payload capacity while still meeting licensing requirements.

Established in 1992, Raydan has experienced positive development and growth to become a leading exporter of products for the heavy transportation industry. The Company has experienced consistent sales growth averaging 50% over the past three years. Raydan sells most of its production in the US.

For more information, please contact: **Joan Richardson** | 780 955-2859 | Fax 780 955-2386
investment@raydanmfg.com

BACK

Local Manufacturer Touched by New York Disaster

Air Link™ in Destoyed Rescue Vehicle

EDMONTON / ALBERTA / CANADA / SEPTEMBER 20, 2001



Raydan Manufacturing Inc. (TSX Venture: RDN) is a Nisku based producer of specialized suspensions and coupling systems for trucks and heavy equipment. The company recently completed a major project to retrofit equipment with the Air Link suspension for several New York City departments.

An Air Link™ equipped fire truck was one of the first on the scene of the calamitous events of September 11, 2001. While engaged in the massive search and rescue mission launched directly following the terrorist attack on the World Trade Center, the unit and its crew was buried in the mountain of debris created by the collapse of the towers. The tragedy has left everyone at Raydan grief stricken, and determined to assist the City of New York however possible.

Production is already underway to provide suspensions for replacement vehicles currently being manufactured by prominent US producers of fire and rescue equipment.



In April of 2001, Concord Well Servicing installed an Air Link™ air ride walking beam suspension into a service rig. They were the first company in the service rig industry to do so. Their main goal was to smooth out the rough ride and eliminate impact damages caused by rigid suspensions.

Raydan recently teamed up with Poncho Well Servicing to install a third drive axle and the Air Link™ suspension on Rig 106, one of Poncho's mobile service rigs. The project allows Poncho to lower their axle weights and extend their travel permits.



Read about the latest Poncho rig which was outfitted with both a front and rear Air Link™

2001



GREG SOUTHAM, THE JOURNAL

Armed Forces technicians lift the cab off a HLVW as part of a training exercise at Raydan Manufacturing Inc. in Nisku.

Ten-tons will take to air

Carved up, stretched and dismantled, HLVW wrecker ready to fly into combat

RAY TURCHANSKY
Journal Business Writer
EDMONTON

If a 10-ton army truck was meant to fly, they would have made it that way.

They didn't.

So Nisku company Raydan Manufacturing was asked to convert the $425,000 Canadian Armed Forces recovery vehicle for transport to Afghanistan.

One of 125 HLVWs belonging to the Canadian military, the "tow truck" or wrecker is the first adapted by Raydan and the Dept. of National Defence to be air transportable in a C130 Hercules aircraft.

"What we had to do was make the vehicle lighter," said Rick Nissen, Raydan sales and marketing manager.

"We had to go through all the wiring and air harnesses and make them quick-connect, so the military can uncouple the cab from the main body and ship it separately. Also, these vehicles have a crane on the back, and that had to come off as well."

The vehicle can now be dismantled for travel and reassembled on the ground in about five hours.

Raydan also installed its Air Link suspension system on the vehicle, the same suspension it installed on a New York Fire Dept. fire truck days before it was destroyed in the Sept. 11 terrorist attacks on the World Trade Center.

Work on the Canadian military vehicle, including one-time costs of prototyping and producing documentation, such as a procedure manual, could approach $25,000.

Raydan had worked on the vehicle before, "stretching" it by cutting it in half and adding two feet to the frame and wheel base after steering problems were encountered when the HLVW, in its original configuration, was used to pick up extremely large vehicles.

Because of the company's previous work for the military, its proximity to the Edmonton Garrison and the rush nature of the job, Raydan was approached again.

See RAYDAN / G3

RAYDAN MANUFACTURING INC

Toll Free (888) 472-9326 | Phone (780) 955-2859 | Fax (780) 955-2386

601 - 18th Avenue, Nisku, AB, Canada T9E 7T7

www.raydanmfg.com | info@raydanmail.com | TSX Venture : RDN

CELEBRATING 10 YEARS AND GROWING STRONG

Raydan wins deal with DND

Journal Staff
EDMONTON

Raydan Manufacturing Inc. of Nisku has signed a 14-month contract with the Canadian Department of National Defence at Edmonton Garrison to service heavy commercial trucks, trailers and military trucks.

Raydan, which installs its Air Link suspension into heavy vehicles and performs frame extensions, worked with the defence department during the winter to adapt an HLVW (Heavy Logistics Vehicle Wheeled) for air transport to Afghanistan. "They've been very good to work for," said Ray English, president and CEO of Raydan. "But they're a difficult group to get involved with."

The service contract, which starts June 1, will be on a per-job basis for any work less than $25,000. Expenditures above that must go to tender. Service on the HLVWs and HESVs (Heavy Equipment Support Vehicles) will also include retrofitting and all other required modifications, custom manufacturing and corrective maintenance.

Raydan shares (TSX:RDN) closed at 70 cents Thursday, unchanged.

Gift fire truck has Raydan device

Journal Staff
EDMONTON

A gift of a fire truck by the citizens of Oklahoma City to the City of New York has been equipped with the Air Link Suspension System developed by Nisku-based Raydan Manufacturing Inc.

One of the New York Fire Department trucks buried under the rubble of the World Trade Center had just been equipped with the Air Link Suspension. New York has chosen the system to be fitted on all its tandem-axle fire trucks and rescue vehicles.

The fire truck being received by New York is called the "Spirit of Oklahoma," in response to the "Spirit of New York" fire truck presented by that city after the bombing of the Alfred P. Murrah Federal Building in 1995.

Combat rules out another local firm

RAYDAN
Continued from G1

The company was given 10 days to make the truck air transportable. It did it in eight.

Made in Austria in 1988, the wrecker was never designed to be put on an airplane. But if it's needed in Afghanistan to move large vehicles and building parts, that's how it will have to get there.

Meanwhile, another local company with existing military connections will not be involved in Afghanistan.

Atco Frontec has an $85-million contract to supply communications support for Canadian peacekeepers in the Balkans. But Frontec president Michael Shaw said the federal government won't allow civilians into dangerous areas such as Afghanistan, which will be purely a military operation.

Riding on air

Alex Dahm takes a look at the increasing use of air suspension systems on mobile cranes



Link-Belt's HTC-8640 has walking beam type Air Link suspension on the tandem rear axle. This crane was introduced at last year's Conexpo show in Las Vegas, USA

Air suspension has been replacing traditional steel springs on commercial vehicles since about 1992. It gives a better ride that increases operator comfort, reduces travel time, and reduces vehicle wear and tear and therefore lowers maintenance costs and increases reliability. Greater load capacity is also possible. Most new trucks in North America and Western Europe are now fitted with it as standard and truck cranes are going the same way. First to adopt the system for truck cranes was Link-Belt in 1997, followed by Terex. And this year Grove has also started fitting it.

Air suspension can be used on existing designs and can often also be retrofitted to both single and twin axle sets. The first system to be fitted to cranes was on a tandem axle equalising beam, originally designed by Magnus Hendrickson in 1926. This design, known as a Hendrickson in the industry, is renowned for its durability and stability in heavy duty commercial and severe service vehicle applications. Poor ride quality, however, was a problem until air springing became available. To improve ride quality and reduce maintenance costs Canadian company Raydan Manufacturing, based in Alberta, developed air suspension technology for a heavy duty air spring conversion for the Hendrickson system to replace the traditional steel leaf spring packs. The Air Link was prototyped in 1986 and Raydan's first air spring became available commercially in 1992. It was originally developed for the Northern logging industries in Canada and was introduced into the US market in 1995.

The first crane application for the Air Link walking beam suspension was on Link-Belt's HC-238H and HC-248H hydraulic lattice boom truck cranes, rated at 150 US ton (136t) and 200 ton (182t) safe working load respectively. It is standard fitment on the tandem front axle of these cranes (solid rear) and also on the tandem rear axle of the 40 ton (36.3t) telescopic truck crane model HTC-8640, launched at Conexpo last year, and on the heavy lift version HTC-8640HL. Director of sales and marketing at Link-Belt, Bill Stramer, says: "The success to date with the air suspension on our truck cranes has been very good." He does not rule out further applications for it by the company in the future.

Terex first fitted the Air Link to the rear tandem axle of its T200 (20 ton to 30 ton capacity) and T300 (30 ton to 40 ton capacity) telescopic truck cranes in 1998.

It is also standard fitment on the front tandem axle of the 50 ton T500, and, as an option (with about 50% takeup), on the rear tandem



Twin axle suspension system using leaf springs instead of air



HOW AIR LINK SUSPENSION WORKS

The Raydan air ride walking beam suspension is a system for drive or tandem steer applications for trucks, off highway and severe service vehicles. A walking beam configuration means that there is 50% per axle load distribution at all times.

The patented design has short trailing arm with a trunnion to mount the equalising beam. Twin air bag springs are mounted to the rear of the trailing arm behind the trunnion. Two air bags on each side give the capacity needed in the space available, instead of having one large air bag each side. Using two pairs of air bags allows lower pressure in each, to give a better ride than a single 'harder' higher pressure one.

Height control valves are fitted and the air bags are coupled to compensate for different load conditions. Compensation happens in real-time and a constant ride height is maintained. Air pressure gauges or weight transducers can be fitted to give on-board axle-load data.

axle. The T 500 was launched at Conexpo 99 and production started about a year ago. Completing the range will be a 70 tonner, expected on the market by the middle of next year.

Grove's first application for the Raydan suspension was the TMS 700E truck crane, prototyped earlier this year and in production since August. It is standard fitment on the front and rear tandem axles of this model which is available with either a 50 ton or 60 ton nominal rating. Next year air suspension should also be standard fitment on the 75 ton capacity TMS 875.

Raydan's engineering vice president John Cook and sales and marketing manager Rick Nissen expect strong sales to the crane manufacturers this year, with between 300 and 400 units for Terex. Of this total Raydan expects about 200 of these to be for the T200 and T300 Terex truck crane series.

According to Cook and Nissen other suspension manufacturers still do not have an air suspension suitable for truck crane applications. Other systems lack the capacity, stability and/or amount of articulation needed, they claim. No other system can hold the load needed in crane applications, up to 63,000lb (29t) per tandem axle on air or 160,000lb (73t) off air, Cook says.



Air suspension is not just used on tandem axles. Here it is exhibited on a single axle trailing arm type

Road travel with air suspension is faster and smoother than conventional systems. For use on site, air pressure can be released from the Raydan system so that the crane runs on the bump stops, giving increased roll stability for pick and carry work. Other systems cannot run without air, according to Cook and Nissen, because the frame height drops. Air is restored to the Raydan system from the engine mounted compressor and is controlled by a switch.



Conventional steel leaf springs seen here on an inverted chassis during assembly



Air Link suspension mounted on a truck chassis

Reduced driver fatigue, lower maintenance and increased vehicle reliability are due to less vibration and shock transmitted to the chassis and body from the road through the softer riding air suspension. Solid mount suspension offers little energy reduction capability which can result in damage such as cracked cross members, cracked booms and hydraulic failure.

Chassis and other structures can be lighter, thereby saving weight and increasing payload capacity. Air suspension systems weigh less than conventional steel spring types. Raydan claims a 200lb saving on a 40 ton capacity truck crane by replacing the 46,000lb Hendrickson spring pack with air suspension. Similarly, a 440lb (200kg) weight saving is achieved using air springs instead of the leaf spring pack on a Hendrickson RT2E-460 which is used on trucks.

Greater stability over competing air systems is also claimed for Raydan's Air Link due to better vertical and roll stiffness. In truck applications this is borne out by third party testing conducted by the University of Michigan Transportation Research Institute in the USA. It analysed figures compiled by the National Research Council of Canada and found that the Air Link had up to twice the roll stiffness of competing air suspensions.

Nissen claims that there is additional roll resistance as a result of the dual height valves increasing the resistance on the more heavily loaded side of the suspension. Less axle hop is another benefit of the system, he says, and tyre life and braking can also be improved.

RESEARCH SUGGESTS AIR SUSPENSION CAUSES MORE DAMAGE TO ROADS

A properly maintained air suspension system should cause less wear and damage to roads than traditional steel sprung vehicles. For this reason, air sprung trucks in the European Union are allowed to carry an extra 1t of payload under EC directive 92/7/EEC. However, university research in the UK claims that trucks with air suspension can cause up to 50% more damage than steel springs. Fatigue cracking in asphalt road surfaces is one of the problems. The research indicated that poorly maintained air suspension is the cause.

According to Cook and Nissen at suspension manufacturer Raydan, poor maintenance of air suspension systems amounts to not changing the shock absorbers often enough. That is all it can be, they claim, because air suspension systems are simpler and use fewer separate components than steel spring systems so there are no U-bolts, for example, to come loose and cause problems.

Worn shock absorbers means that their damping performance is too low and the frequency of vibration too high. The suspension must bounce below a frequency of 2Hz and the damping ratio must be at least 20%. To illustrate the principle, imagine bouncing a hard ball and a soft ball in a confined space, where the soft ball represents the effect of the more heavily damped suspension.

The design of the suspension system is an important factor in the shock absorber and road damage issue, according to Cook. The shock absorber on a conventional air ride system, with a Z-leaf configuration must cut the bump by 100%. The shock absorber on a walking beam type system only has to absorb 50% of the impact which also means that if it fails it is less damaging because its job was only to absorb half of the impact in the first place. Shock absorbers last longer on a walking beam design because they effectively only travel half the distance compared with Z-leaf types.

Steve Sturgess' Hands-On Trucking

Air-Ride Tandem Improves on Perfection

A Top 100 Award-winning suspension is drawing rave reviews from end users across the country

In 1926, Magnus Hendrickson created the equalizing-beam suspension that has made the name so familiar in heavy-duty trucking applications around the world. A tribute to the robustness of the Magnus Hendrickson's original design is the fact that there are still some single-digit part numbers in the Hendrickson parts system today.

That doesn't mean Hendricksons—as the equalizing-beam suspensions are known—haven't changed and improved over the years. Different beams, bushings, and spring media have been introduced, so today's equalizing-beam may ride on a solid mount as in the original design, or it may have a rubber or leaf-spring pack to soften the ride. And several introductions over the last few years have gone a long way to improving the ride further, including the innovative dual-rate RT2.

But ask most Hendrickson users and they'll tell you that while they love the robustness and stability of the suspension, the ride leaves something to be desired.

Air Link innovation

In mid '95, we found the Air Link, a conversion air spring for the Hendrickson, at the International Trucking Show. In the intervening months, we have been tracking the acceptance of Air Link by the market, and now we've had a chance to experience an Air-Link-equipped Southern California heavy-haul Kenworth W900.

The air-ride "Hendrickson-suspension" tractor is operated by PD&E Drilling, a major drilling and seismic retrofitting company with a lot of specialized equipment. The Kenworth is used to haul drilling and earthquake-retrofit equipment—including some very top-heavy pieces—to construction sites on and off-highway in the Los Angeles area and up through California's Central Valley.

We also found an application from Link Belt Construction Equipment in Kentucky. The crane manufacturer is testing the suspension on a new tandem-front-axle crane chassis, and project engineer Greg Bingham reports it seems to combine the stability and durability features of the Hendrickson with a ride that drivers are really happy about.

John Stengel, of Stengel Brothers, a spring and alignment shop in Whitehall, Pa., is also very happy. He says he has fitted 14 Air Link suspensions so far, and there hasn't been a single complaint. In fact, according to Stengle, everyone is delighted with the ride and stability of the new suspension.

On one Mack forward-discharge mixer installation, Stengel says, the customer expects the $6,000 cost for the conversion will easily be recouped in lower service costs for the frame, barrel, and crossmembers over the life of the truck.

Stengel says the savings in bushings also add up. While a Hendrickson might need rebushing at least once a year, the Air Link is a fit-and-forget. That's not such a good bet for a spring shop, but, says Stengel, "We see air ride is coming, and its good to be there with a product."



"I found the walking beam and soft rate amplifies the good ride of the air spring."

Off-road tough

Air Link was developed for these heavy-duty applications. The suspension was created some 10 years ago for the Northern logging industries where stability and durability are major concerns. Then four years ago, Edmonton, Alberta-based Raydan Manufacturing was set up to manufacture and market the suspension throughout Canada.

According to Rick Nissen, marketing manager for Raydan, the Air Link conversion for the walking beam suspension loses none of the original's stability, while greatly improving the durability of other truck systems. Users in Canada report significant savings in body and equipment maintenance repairs with the softer-riding spring medium of the Air Link.

The softer ride and stability claims are borne out in independent testing by the University of Michigan Transportation Research Institute (UMTRI). Plots of the vertical and roll stiffness of the Air Link overlaid on figures from National Research Council (NRC)



Kenworth is used to haul drop deck and machinery trailers with high center-of-gravity loads, so suspension stability is of prime importance.



Dual air bags per side give load capacity for the Raydan tandem suspension while still fitting in to the available space previously occupied by the Hendrickson spring/trunnion.

research show the Air Link air springs offer a vertical compliance between a Neway and a Freightliner AirLiner on-highway setup and a quarter the bump stiffness of a heavy-duty Hendrickson. In roll stability the situation is reversed: The Air Link is second in roll stability to the heavy-duty Hendrickson and has as much as twice the stiffness of competitive air rides.

Nissen also says the compensation built into the system through the dual height valves tends to increase the stiffness in the more heavily loaded side of the suspension to add additional roll resistance.

Weight-saving performance

Roll stability and durability are not the Air Link's only claim to fame. It's also light. And the good ride and light weight are opening up new options for Raydan in retrofitting the air-ride for Neway AD-244, 246, and 250, as well as the Ridewell Dynalastic suspensions.

These are air- or rubber-based suspensions with light weight, good ride, and good compromise performance. But they show limited off-highway stability and durability, says Nissen. To accommodate the Air Link conversion, Raydan-fabricated equalizer beams are added to existing axle hangers. The weight is still comparable, but the enormously enhanced stability and durability of the equalizer-beam type suspension is added.

Weight savings gained from switching from a conventional leaf-spring-pack Hendrickson to the new air-ride, though, are worthwhile. In the case of a Hendrickson RT2E-460, this savings is an impressive 440 pounds.

The Air Link is manufactured by Raydan Manufacturing and distributed throughout the United States and Canada through distributors and suspension shops. To date, most installations have been retrofits for trucks already in the field, a fairly expensive proposition at something around $4,000 for the parts. However, for many severe-duty truck operators the equipment and driver benefits easily outweigh the cost.

Cost comes down considerably with data-book listing and indications are the suspension will become more widely available from custom truck makers. Western Star already offers it and there has been interest from other OEMs, especially in the mixer markets.

Air Link explained

The Raydan Air Link suspension has a short but substantial front-mounted trailing arm with a trunnion for the equalizing beam. Mounted to the rear of the trailing arm, behind the trunnion, are dual air springs. A pair of air bags per side gains the necessary load capacity within an acceptable package size to fit into the suspension envelope. Using two air springs also allows a low air pressure for the reasonable ride. Air bags are coupled to compensate for different load conditions and fitted with height control valves.

Bonus advantages for the new suspension include a constant ride height and real-time load compensation when a chassis is in the steady-state roll condition. An additional feature allows the suspension to collapse so the suspension can settle to the air-bag limit bumpers for rigid-mount

Trucking Digest

☐ **A web site to help truck** and equipment fleet managers manage fuels and lubes has been launched at http://www.energy-reduction.com. Included are details about oil analysis with cost savings worksheets. Energy Reduction Systems, 800/995-7707.

☐ **The Federal Highway Administration** has launched a process to initiate a rewrite of the hours of service for commercial truck drivers. The process will take several years. The agency is not proposing rules at this time, but is seeking information to formulate regulations that will increase safety and result in less burdensome paperwork for truck operators. FHWA, 202/366-0456.

☐ **California has adopted controversial** Occupational Safety and Health Standards requiring employers to address repetitive motion injuries (RMI). Under the state's regulation, employers with two or more employees identified with RMI must put into place programs to correct or at least minimize the injuries. Among those opposing the regulation is the American Trucking Associations, arguing that there is no firm answer to what causes RMIs or how to fix them. The regulation still stands, though. ATA Compliance and Safety, 703/683-1300.

☐ **Truck and off-road fleets** can now lease oil filters, saving the headache of disposing of used oil filters that are classified as hazardous materials. Under the program, users can have filters collected and transported to a recycler under contract to Baldwin Filters. Baldwin, 800/822-5394.

☐ **Marmon nameplate disappears** with move to assemble Navistar severe-service Paystar 5000 trucks at Marmon's Garland, Texas, plant. New company, SST Truck Co., will build 1,300 Paystar models annually. Marmon trucks in the field will be supported with parts and warranty by the continuing Marmon company. Marmon Motors, 972/276-5121.

☐ **Freightliner/Oshkosh deal** is back on the table. The year-old agreement between the two companies is up for renegotiation following dissatisfaction with the direction the two players were heading. Freightliner, 503/735-8535.

The installation is very compact and fits within the original Hendrickson envelope

type stability. This feature appealed to Link-Belt for its lift and carry cranes. On these, the solid mount on-site stability is combined with on-highway air-ride comfort.

With air providing the spring medium, the suspension can also be equipped with a Raydan air-pressure gauge or weight transducers to gain axle-load data from on-board equipment such as an Air Weigh scale.

Much of the bracketry bolts to existing holes for the Hendrickson, although some holes may need to be drilled depending on the model of suspension replaced.

On the road with Air Link

PD&E president Ed Lisenby was heading up a project in Bakersfield, Calif., but he gave us the go-ahead to visit his San Fernando, Calif.-based shop to climb over his Kenworth W900. The tractor is used to haul a variety of drill-rig equipment on flatbed, drop-deck, and gooseneck machinery trailers.

Lisenby is very particular about his equipment. He purchased the Kenworth in Texas, and after driving it back to California, decided that while the stability of the Kenworth suspension was what he needed for the on-off-highway operation with the heavy equipment, the ride left a lot to be desired over the highway. On the drive back to California, he says he got pounded to death. He wanted better for himself as the regular driver of the tractor and better for any of his drivers privileged to use it.

So conversion cost for the Air Link was not a major issue, and RiteWay Spring in San Fernando got to do the retrofit. RiteWay is a Raydan distributor and has worked with Lisenby on a number of air-ride conversions for tractors and trailers, as well as helping build suspensions for some of the specialized drilling equipment operated by PD&E.

The final installation looks like an OEM installation. It is very compact and fits within the original Hendrickson envelope. In fact, you'd be hard pressed to identify it as anything but an OE installation on the PD&E tractor, though Kelley Verchow of RiteWay



Kenworth tractor is the pride of the on-highway fleet of PD&E Drilling. Company operates more than 70 custom drilling rigs, with main shop in northern suburbs of Los Angeles, and specializes in drilling and seismic retrofitting of buildings and bridges.

takes some of the credit for the end installation.

On the road, I found the combination of the walking beam, which halves the vertical displacement of springs, and the soft rate even amplifies the good ride characteristic of an air spring.

Lisenby's truck has the optional shock absorber kit supplied by Raydan, which even riding bobtail, does a good job of keeping the axles under additional control. There's no trace of axle hop, and the truck rides just like a regular air suspended over-the-road tractor.

According to Lisenby, there's no loss of stability, but an improvement in braking and traction from the better wheel control and the softer springing.

The experience was especially rewarding for us, as the Raydan suspension received one of our Top 100 Awards. Following up on the installations and the comments of dealers and end users, it is apparently entirely justified.

For free information circle **210**



CHRIS SCHWARZ, THE JOURNAL

Raydan technician Frank Clancy installs an Air Link suspension at the company's Nisku facilities.

N.Y. toll 'hit pretty hard'

Firefighters killed at WTC among Nisku firm's clients

RAY TURCHANSKY
Journal Business Writer
NISKU

Seven weeks ago, employees of Raydan Manufacturing Inc. posed with New York firefighters in front of their fire truck, with its new, made-in-Nisku suspension.

Raydan had just installed its system into New York transport, sanitation and fire vehicles. The following Tuesday, the fire truck was one of the first rescue vehicles at the World Trade Center after it was attacked. Then the towers fell.

"I got the pictures developed on the Friday, our guys with their guys in front of the truck we had done," said Raydan president Ray English. "Everybody (from the fire department) in the picture was gone. It hit pretty hard around here."

In all, 24 rescue vehicles were buried at the scene.

"Now they're bringing in new equipment and they've 'spec-ed' our product into the new trucks, which has opened a few doors for us," English said.

Having the Raydan suspension specified as requisite in some New York vehicles is a major achievement for the Nisku company, started by English and his brother, Dan, in 1992 with three employees.

It's grown to nearly 50 employees, with revenues of $2.6 million in 1999, $3.6 million in 2000 and $5.9 million in 2001. After an initial public offering grossed $1.2 million, Raydan shares began trading on the Canadian Venture Exchange in July.

"It enables us to catch up on the engineering and marketing we had to do," said Ray. "We were operating at three different locations and, through the IPO, we were able to bring everything together under one roof."

See RAYDAN / C9

RAYDAN MANUFACTURING INC

Toll Free (888) 472-9326 | Phone (780) 955-2859 | Fax (780) 955-2386

601 - 18th Avenue, Nisku, AB, Canada T9E 7T7

www.raydanmfg.com | info@raydanmail.com | TSX Venture : RDN

CELEBRATING 10 YEARS AND GROWING STRONG

MARKETS

Raydan has sold to Florida, Siberia, Kazakhstan

RAYDAN

Continued from G1

The company has a manufacturing division and a service division.

It started out making the Easy Slider, a sliding kingpin assembly that allows the coupling system on a loaded semi-trailer to move without disconnecting the trailer.

That permitted logging firms hauling 60-foot logs with dangerous overhang to accommodate 100-foot logs on tandem units. A recent adaptation has been used in the U.S. auto-carrier market.

But Raydan's bread-and-butter is the Air Link, a suspension system for heavy trucks, cranes and other vehicles, either as original equipment or through retrofit.

Another revenue source is the tandemization of severe service vehicles, such as cement trucks, by adding a second steering axle up front.

Raydan's products have also shown up on U.S. and Canadian military vehicles, in fact on everything from missile-carrying vehicles to trucks hauling Disney animation equipment in Florida.

They're found everywhere from Siberia to Kazakhstan to New Zealand.

"Our first sales, we couldn't sell anything in our back yard, except in Nisku," said English. "But when we went into B.C. and Saskatchewan, and Quebec turned out to be a great market for us, you could sell all over."

"Once we started spending our advertising dollars in the U.S., our Canadian sales automatically took off," said Rick Nissen, Raydan sales and marketing manager.

He said 96 per cent of revenues are now from outside Canada.

Raydan has solved problems like garbage trucks bouncing up 11 inches while going through New York's Holland Tunnel.

And cranes that once poked along at 65 km/h on the highway now hit 105.

"They were getting the power and the speed, but they didn't have the suspension to keep them on the road," said English. "They've got it now."

Emergency One in Ocala, Fla., also needed stability with its large ladder and platform fire trucks.

"What we've tried to look for are specialized markets, areas that can diversify when the economy is down," said English. "Since Sept. 11, the crane market has put everything on hold; they're in shock. But the fire and rescue areas are taking off."

Raydan shares (CDNX:RDN) closed up one cent on Friday at 0.75.

Tribunal hearing on hold until next spring

Concrete Proof: Air Link Smooths The Way For Redi-Mix Industry

Raydan Air Link suspension great for redi-mix



The Raydan Air Link suspension.

When Carlie Pittman was shown a suspension for his redi-mix trucks that offered more roll stability than a Neway ARD-244 or a Hendrickson 38,000 lb. spring pack, he was skeptical.

When he was told this same suspension also had a ride four times smoother than a Hendrickson 44,000 lb. spring pack and 10 times smoother than a Hendrickson rubber block, he was very skeptical.

When he was shown how easy it was to retrofit this same suspension onto any Hendrickson spring pack, rubber block or solid mount walking beam suspension, as well as any Neway ARD or AD series suspension or Ridewell Dynalastic 202 series suspensions, he became very interested.

When shown that the retrofit kits come with a 100% unlimited mileage, three year warranty, regardless of the application, he bought one.

He liked the Air Link suspension so much, he bought three more.

As a mechanic at Standard Redi-Mix in Sioux City, Iowa, Pittman is responsible for a fleet of 50 redi-mix trucks, including Peterbilts, Kenworths and Macks. With all the different types of trucks he runs, he is familiar with all types of suspensions. "We have 35 Macks and 7 Fords with Hendricksons, 4 Kenworths and 4 Peterbilts with Chalmers," he said.

Redi-mix is a tough business that will use up a truck and spit the parts out into the nearest dump. "When you buy a redi-mix truck, you keep it until it's junk," said Pittman. So part of his job is to keep his trucks up

and running for as long as possible. Resale is not an option. Always keeping this goal in mind, Pittman attended the Louisville truck show two years ago to find new equipment and ideas that would make his truck run just a little longer and a little better. Stopping at the Raydan Manufacturing booth, Pittman picked up some information on the Air Link Air-Ride Walking Beam suspension.

Intrigued by this new suspension that combined all the best aspects of an air ride and a walking beam suspension, he bought one and put it on a 1993 Peterbilt. Now, he says, it was one of the best decisions he has ever made.

"We tried one, and we were so impressed we bought three more," he said.

"We're real happy with them." Pittman said that by using Raydan's Air Link suspension, he's added another five years to the lifespan of those four trucks.

It's no surprise that the Air Link works so well in redi-mix trucks. After all, it was initially constructed in 1986 for use in the rough Canadian logging industry, as a solution to the rough ride of the walking beam suspensions and the low roll stability and high maintenance of air suspensions. After surviving six years of rigorous testing, the Air Link was patented and has since been used in Canada for severe service industries such as waste compactors, redi-mix, dumps, loggers and heavy haulers.

Introduced into the American market in 1995, the suspension quickly garnered rave reviews as one of the top 100 new products by Construction Equipment Magazine, who favourably reviewed it again in March, 1997.

Research conducted by the University of Michigan Transportation Research Institute echoed that of Canada's National Research Council, who tested the Air Link in 1993 and found it superior in both roll stability and ride smoothness.

Since adding the Raydan Air Link air-ride walking beam suspension, Pittman has not only increased the lifespan of his trucks, but also the comfort level of his driver. "We were initially running Hendricksons, which have a rough ride, so the drivers were going from something solid to something very smooth. The first time out, the drivers were a little skeptical, because they weren't used to the feel of the suspension. But by the end of the day, they loved it."

"Not only do the drivers enjoy the smooth ride, but the superior roll stability of the Air Link makes them feel safer under the toughest conditions," said Pittman. "In a redi-mix, we don't run a lot of miles, but the majority of these miles are off-road in places you wouldn't drive a pick-up truck. In these conditions, the Air Link seems to get around better than a Hendrickson. A lot of the axle hop disappeared with the Raydan suspension, and it adjusted itself on side hills to help keep the truck level."

When the drivers are running back empty, the smoother ride makes a nice end to the job. "The Air Link takes a lot of the shock and the bang out of the ride," said Pittman. "Now you can't get the drivers out of their trucks."

As the mechanic who had to put these new suspensions into his trucks, Pittman was pleased by how simple it was to retrofit the Air Link. "They have really good directions, and I got the first one on in 40 hours doing it on a part-time basis. It's really simple to install." The average amount of time to install an Air Link retrofit is about 20 hours.

The Air Link is able to retrofit any Hendrickson spring pack, rubber block or solid mount walking beam suspension, as well as any Neway ARD or AD series suspension and any Ridewell Dynalastic 202 series suspension.

Not only is Air Link simple to retrofit, but it's practically maintenance-free. By eliminating the yearly expense of repairing broken springs, cracked hangers, beam rebushings and cross members, the Air Link easily becomes the most cost-effective, most sturdy and most maintenance-free suspension for the heavy industry market. In the nearly two years that Pittman has had the Air Link suspension on his trucks, he's done no maintenance whatsoever.

If you're ever in Sioux City, Pittman would be happy to show you the suspension. "I'd recommend them to anyone. I have absolutely nothing bad to say about this suspension. If I could buy it on a new truck, I would buy that truck."

RAYDAN MANUFACTURING LTD.
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S

Standard Redi-Mix runs 50 concrete trucks.

The Triangle Group

FEATURING: Triangle Leaf Springs
Triangle Air Springs • Flagg Suspension Parts
Leland Brake & Wheel Parts • TMR Spring Brakes
McRobert Leaf Springs • Inter-City Suspension Parts

Maloney Road • P.O. Box 425 • DuBois, Pennsylvania 15801 • Telephone 814/375-7211 • Fax 814/371-4495

PRESS INFORMATION

Contacts:

Dan Cleeton, Marketing Manager	Rick Nissen, Marketing Manager	Carol Ludorf
The Triangle Group	Raydan Manufacturing	Ludorf Public Relations
615/793-5177	888/472-9326	440/333-7760

FOR IMMEDIATE RELEASE

THE TRIANGLE GROUP, RAYDAN MANUFACTURING FORM ALLIANCE

DuBOIS, PA, November, 1998 – The Triangle Group has announced that it has formed an alliance with Raydan Manufacturing, Inc., headquartered in Nisku, Alberta, Canada, outside of Edmonton. Under the alliance, Raydan's Air Link retrofit truck suspensions will be equipped with Triangle Air Springs, and exclusively distributed in the United States through Triangle and its network of 1,500 independent suspension service and warehouse distributor facilities located throughout the country.

Of a unique, patented design, Air Link is a combination air and walking beam suspension that is constructed as an easy retrofit for walking beam suspensions currently on the market. Truck applications for Air Link's smooth ride, high roll stability and low maintenance include waste compactors, concrete mixers, dumps, tankers, dry bulk carriers, loggers and military vehicles.

Triangle Air Springs exclusively feature rubber bellows manufactured by ContiTech, the European leader and #2 worldwide manufacturing of air springs that is part of Continental AG, maker of Continental and General Tires in the United States.

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